As filed with the Securities and Exchange Commission on February 2, 2012

Registration No. 333-178703

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BFC Financial Corporation

(Exact name of Registrant as specified in its charter)

Florida	6035	59-2022148
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2100 West Cypress Creek Road

Fort Lauderdale, Florida 33309

(954) 940-4900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alan B. Levan

Chairman, Chief Executive Officer and President

BFC Financial Corporation

2100 West Cypress Creek Road

Fort Lauderdale, Florida 33309

(954) 940-4900

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alison W. Miller Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. 150 West Flagler Street, Suite 2200 Miami, Florida 33130 (305) 789-3200	Stephen K. Roddenberry Akerman Senterfitt, P.A. One Southeast Third Avenue 25th Floor Miami, Florida 33131-1714 (305) 374-5600	Anthony M. Puleo Senior Vice President, Chief Financial Officer and Treasurer Bluegreen Corporation 4960 Conference Way North, Suite 100 Boca Raton, Florida 33431 (561) 912-8270

Approximate date of commencement of proposed sale to the public: As soon as practicable following the effectiveness of this Registration Statement, the satisfaction or waiver of the other conditions to closing the merger described herein and the consummation of the merger.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☑

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. The securities being offered by the use of this joint proxy statement/prospectus may not be issued until the registration statement filed with the Securities and Exchange Commission of which this joint proxy statement/prospectus is a part is declared effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION—DATED FEBRUARY 2, 2012

JOINT PROXY STATEMENT/PROSPECTUS

Dear Shareholders:

On November 11, 2011, BFC Financial Corporation and Bluegreen Corporation entered into a definitive merger agreement. Subject to the terms and conditions of the merger agreement, Bluegreen will be merged with and into a wholly owned subsidiary of BFC, and holders of Bluegreen’s Common Stock (other than BFC and holders who exercise and perfect their appraisal rights) will receive, in consideration for each share of such stock they own, eight shares of BFC’s Class A Common Stock. It is currently estimated that up to 116.6 million shares of BFC’s Class A Common Stock will be issued upon consummation of the merger before giving effect to the contemplated reverse stock split described below. BFC’s Class A Common Stock is currently traded on the Pink Sheets Electronic Quotation Service under the symbol “BFCF.PK,” and Bluegreen’s Common Stock is traded on the New York Stock Exchange under the symbol “BXG.” On             , 2012, the last trading day before the date of this joint proxy statement/prospectus, the closing price of BFC’s Class A Common Stock was $         per share, and the closing price of Bluegreen’s Common Stock was $         per share.

Consummation of the merger is conditioned upon, among other things, BFC’s Class A Common Stock being listed on a national securities exchange at the effective time of the merger. In connection with such requirement, the merger agreement contemplates that BFC will effect a reverse stock split prior to the effective time of the merger, pursuant to which each          shares of BFC’s Class A Common Stock and Class B Common Stock outstanding will automatically convert into one share of Class A Common Stock and Class B Common Stock, respectively. The number of shares of BFC’s Class A Common Stock to be received by Bluegreen’s shareholders in the merger will be ratably adjusted to reflect the reverse stock split.

The merger is also conditioned upon the approval of each of BFC’s and Bluegreen’s shareholders. Bluegreen will hold a special meeting of its shareholders on                 , 2012 at     :        .m., local time, at                                                      . At the meeting, Bluegreen’s shareholders will be asked to consider and vote upon the merger agreement. The merger agreement will be approved by Bluegreen’s shareholders if it receives the affirmative vote of holders of at least 66-2/3% of the shares of Bluegreen’s Common Stock.

In addition, BFC will hold a special meeting of its shareholders on             , 2012 at     :        .m., local time, at the Corporate Center, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309. At the meeting, BFC’s shareholders will be asked to consider and vote upon the merger and the reverse stock split. The merger and the reverse stock split will be approved by BFC’s shareholders if they receive the affirmative vote of holders of shares of BFC’s Class A Common Stock and Class B Common Stock representing a majority of the votes entitled to be cast on the matters. In addition, the reverse stock split requires the separate approval of holders of a majority of the shares of BFC’s Class B Common Stock.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the meeting of the company of which you are a shareholder, please take the time to vote by completing, signing, dating and returning the accompanying proxy card in the enclosed self-addressed stamped envelope or otherwise transmitting your voting instructions as described on the enclosed proxy card as soon as possible. If you hold your shares in “street name,” you should instruct your broker how to vote in accordance with the voting instruction form provided to you by your broker.

This joint proxy statement/prospectus provides detailed information concerning the merger and the merger agreement. Additional information regarding BFC and Bluegreen has been filed with the Securities and Exchange Commission and is publicly available. BFC and Bluegreen encourage you to read carefully this entire joint proxy statement/prospectus, including all annexes.

Following receipt of a recommendation in favor of the merger by a special committee comprised of Bluegreen’s independent directors, the board of directors of Bluegreen determined that the merger is advisable, fair to and in the best interests of Bluegreen’s shareholders. Accordingly, the board of directors of Bluegreen recommends that Bluegreen’s shareholders vote “FOR” the merger agreement.

The board of directors of BFC determined that the merger is advisable, fair to and in the best interests of BFC and its shareholders. Accordingly, the board of directors of BFC recommends that BFC’s shareholders vote “FOR” the merger and “FOR” the reverse stock split.

Alan B. Levan Chairman, Chief Executive Officer and President BFC Financial Corporation	John M. Maloney, Jr. Chief Executive Officer and President Bluegreen Corporation

For a discussion of significant matters that should be considered before voting at the meetings, please read the section entitled “Risk Factors” beginning on page 20.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of BFC’s Class A Common Stock which may be issued in connection with the merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated             , 2012 and is first being mailed to shareholders of BFC and Bluegreen on or about             , 2012.

Bluegreen Corporation

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on             , 2012

To the Shareholders of Bluegreen Corporation:

Notice is hereby given that a special meeting of shareholders of Bluegreen Corporation will be held at             on             , 2012 commencing at __:            .m., local time, solely to consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of November 11, 2011, by and among Bluegreen, BFC Financial Corporation and BXG Florida, LLC, a wholly-owned subsidiary of BFC, pursuant to which Bluegreen will merge with and into a wholly owned subsidiary of BFC and each outstanding share of Bluegreen’s Common Stock (other than shares owned by BFC and holders who assert and exercise their appraisal rights) will be converted into the right to receive eight shares of BFC’s Class A Common Stock.

Only holders of record of Bluegreen’s Common Stock as of the close of business on             , 2012 are entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof. Approval of the merger agreement by Bluegreen’s shareholders requires the affirmative vote of holders of at least 66-2/3% of the shares of Bluegreen’s Common Stock outstanding as of the close of business on such record date.

The joint proxy statement/prospectus accompanying this notice explains the merger agreement and the merger. Please carefully review the joint proxy statement/prospectus, including the merger agreement attached thereto as Annex A.

The merger cannot be completed unless it is approved at the meeting. Following receipt of a recommendation in favor of the merger by a special committee comprised of Bluegreen’s independent directors, the board of directors of Bluegreen determined that the merger is advisable, fair to and in the best interests of Bluegreen’s shareholders. Accordingly, the board of directors of Bluegreen recommends that Bluegreen’s shareholders vote “FOR” the merger agreement.

Under Massachusetts law, Bluegreen’s shareholders are entitled to appraisal rights in connection with the merger. A Bluegreen shareholder who wishes to exercise appraisal rights must (i) not vote, or cause or permit to be voted, any of his, her or its shares in favor of the merger, (ii) before the vote to approve the merger agreement is taken at the special meeting, deliver to Bluegreen written notice of the shareholder’s intent to demand payment for his, her or its shares if the merger is completed and (iii) strictly comply with the additional requirements for perfecting appraisal rights described in the section of this joint proxy statement/prospectus entitled “The Merger—Appraisal Rights” beginning on page     . The written notice described in clause (ii) of the previous sentence must be delivered to Bluegreen at its address set forth above and directed to the attention of Anthony M. Puleo, Senior Vice President, Chief Financial Officer, Treasurer and Secretary. Bluegreen recommends that any such notice be sent by registered or certified mail, return receipt requested.

Bluegreen’s shareholders are urged to please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid return envelope or otherwise transmit your voting instructions as described on the enclosed proxy card as soon as possible, whether or not you plan to attend the meeting. You may revoke the proxy at any time prior to its exercise in the manner described in the joint proxy statement/prospectus. Any shareholder of record present at the meeting, including any adjournment or postponement thereof, may revoke his, her or its proxy and vote personally at the meeting.

By order of the board of directors,

John M. Maloney, Jr.

Chief Executive Officer and President

Boca Raton, Florida

            , 2012

BFC Financial Corporation

2100 West Cypress Creek Road

Fort Lauderdale, Florida 33309

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on             , 2012

To the Shareholders of BFC Financial Corporation:

Notice is hereby given that a special meeting of shareholders of BFC Financial Corporation will be held at the Corporate Center, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309 on             , 2012 commencing at __:            .m., local time, for the following purposes:

1. To consider and vote upon a proposal to approve the merger of Bluegreen Corporation with and into a wholly-owned subsidiary of BFC pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of November 11, 2011, by and among BFC, Bluegreen and BXG Florida, LLC, a wholly-owned subsidiary of BFC.

2. To consider and vote upon a proposal to approve the reverse stock split contemplated by the merger agreement, pursuant to which each             shares of BFC’s Class A Common Stock and Class B Common Stock outstanding at the time the reverse stock split is effected will be converted into one share of Class A Common Stock and Class B Common Stock, respectively. If the merger and the reverse stock split are approved and all other conditions to consummating the merger are satisfied, the reverse stock split will be effected by the filing of BFC’s Second Amended and Restated Articles of Incorporation with the Florida Department of State.

Only holders of record of BFC’s Class A Common Stock and Class B Common Stock as of the close of business on             , 2012 are entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof. Approval of the merger and the reverse stock split by BFC’s shareholders requires the affirmative vote of holders of shares of BFC’s Class A Common Stock and Class B Common Stock outstanding as of the close of business on such record date representing a majority of the votes entitled to be cast on the matters. In addition, the reverse stock split requires the separate approval of holders of a majority of the shares of BFC’s Class B Common Stock outstanding as of the close of business on the record date.

The joint proxy statement/prospectus accompanying this notice explains the merger agreement, the merger and the reverse stock split. Please carefully review the joint proxy statement/prospectus, including the merger agreement and the Form of BFC’s Second Amended and Restated Articles of Incorporation, which are attached thereto as Annexes A and D, respectively.

The merger cannot be completed unless both the merger and the reverse stock split are approved at the meeting. The board of directors of BFC has determined that the merger is advisable, fair to and in the best interests of BFC and its shareholders. Accordingly, the board of directors of BFC recommends that BFC’s shareholders vote “FOR” the merger and “FOR” the reverse stock split.

BFC’s shareholders are urged to please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-paid return envelope or otherwise transmit your voting instructions as described on the enclosed proxy card as soon as possible, whether or not you plan to attend the meeting. You may revoke the proxy at any time prior to its exercise in the manner described in the joint proxy statement/prospectus. Any shareholder of record present at the meeting, including any adjournment or postponement thereof, may revoke his, her or its proxy and vote personally at the meeting.

By order of the board of directors,

Alan B. Levan

Chairman, Chief Executive Officer and President

Fort Lauderdale, Florida

            , 2012

Annex A	Agreement and Plan of Merger	Annex A-1
Annex B	Opinion of JMP Securities LLC	Annex B-1
Annex C	Opinion of Cassel Salpeter & Co., LLC	Annex C-1
Annex D	Form of Second Amended and Restated Articles of Incorporation of BFC Financial Corporation	Annex D-1

Annex E	Form of Bylaws of BFC Financial Corporation, as Amended to Date and Proposed to be Amended	Annex E-1
Annex F	Appraisal Rights Statutes under the Massachusetts Business Corporation Act	Annex F-1

This document, which forms part of a Registration Statement on Form S-4 filed with the Securities and Exchange Commission by BFC, constitutes a prospectus of BFC under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of BFC’s Class A Common Stock to be issued to the holders of Bluegreen’s Common Stock in connection with the merger. This document also constitutes (i) a joint proxy statement of BFC and Bluegreen under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, (ii) a notice of meeting with respect to the special meeting of BFC’s shareholders, at which BFC’s shareholders will consider and vote upon the merger and the reverse stock split and (iii) a notice of meeting with respect to the special meeting of Bluegreen’s shareholders, at which Bluegreen’s shareholders will consider and vote upon the merger agreement.

QUESTIONS AND ANSWERS ABOUT THE MERGER

On November 11, 2011, BFC Financial Corporation (“BFC”) and Bluegreen Corporation (“Bluegreen”) entered into the Agreement and Plan of Merger (the “merger agreement”) that is described in this joint proxy statement/prospectus, pursuant to which, subject to the terms and conditions thereof and upon consummation of the merger contemplated thereby, Bluegreen will become a wholly owned subsidiary of BFC (the “merger”). The following provides answers to certain questions that Bluegreen’s and BFC’s shareholders may have with respect to the merger. The following may not contain all of the information that is important to you, and you are urged to read this joint proxy statement/prospectus in its entirety, together with all annexes, including the merger agreement which is attached to this joint proxy statement/prospectus as Annex A.

Q:	Why am I being asked to vote on the merger?

A:	Under the Massachusetts Business Corporation Act (the “MBCA”), the merger cannot be completed unless holders of at least 66-2/3% of the shares of Bluegreen’s Common Stock outstanding as of the close of business on the record date established for the special meeting of Bluegreen’s shareholders approve the merger agreement.

Consummation of the merger is also conditioned upon the approval of holders of shares of BFC’s Class A Common Stock and Class B Common Stock outstanding as of the close of business on the record date established for the special meeting of BFC’s shareholders representing a majority of the votes entitled to be cast on the merger. In addition, the merger agreement requires that BFC’s Class A Common Stock be listed on a national securities exchange at the effective time of the merger in order for the merger to be consummated. In connection with such requirement, it is expected that BFC will need to effect a reverse stock split (the “reverse stock split”) in order to meet applicable listing requirements. As a result of the reverse stock split, each             shares of BFC’s Class A Common Stock and Class B Common Stock outstanding will automatically convert into one share of Class A Common Stock and Class B Common Stock, respectively. The reverse stock split, in and of itself, will not have any impact on a shareholder’s proportionate equity interest or voting right in BFC. In accordance with the Florida Business Corporation Act (the “FBCA”), the reverse stock split will be effected by amending BFC’s Amended and Restated Articles of Incorporation, which also requires the approval of holders of shares of BFC’s Class A Common Stock and Class B Common Stock outstanding as of the close of business on the record date established for the special meeting of BFC’s shareholders representing a majority of the votes entitled to be cast on the matter. In addition, the reverse stock split requires the separate approval of holders of a majority of the shares of BFC’s Class B Common Stock outstanding as of the close of business on the record date for BFC’s special meeting.

See “Questions and Answers About the Bluegreen Special Meeting” beginning on page             and “Questions and Answers About the BFC Special Meeting” beginning on page             for a discussion about the voting rights and procedures with respect to each of these matters.

Q:	What will Bluegreen’s shareholders receive in the merger?

A:	Other than BFC, whose shares of Bluegreen’s Common Stock will be canceled in connection with the merger, and holders of Bluegreen’s Common Stock who exercise and perfect their appraisal rights, each holder of Bluegreen’s Common Stock will be entitled to receive eight shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock owned by such holder at the effective time of the merger. The number of shares of BFC’s Class A Common Stock to be received by Bluegreen’s shareholders in the merger will be ratably adjusted to reflect the reverse stock split.

On November 11, 2011, the last trading day before the public announcement of the merger agreement, and on             , 2012, the last trading day before the date of this joint proxy statement/prospectus, the closing price of BFC’s Class A Common Stock, as quoted on the Pink Sheets Electronic Quotation Service (the “Pink Sheets”), was $0.57 per share and $            per share, respectively. On November 11, 2011 and on             , 2012, the closing price of Bluegreen’s Common Stock, as quoted on the New York Stock

Exchange (“NYSE”), was $2.04 per share and $            per share, respectively. As described above,

consummation of the merger is conditioned upon BFC’s Class A Common Stock being listed on a national securities exchange at the effective time of the merger. Shareholders of both companies are encouraged to obtain current market quotations prior to voting their shares.

Q:	What will happen to options to purchase shares of Bluegreen’s Common Stock and restricted stock awards of shares of Bluegreen’s Common Stock?

A:	Options to acquire shares of Bluegreen’s Common Stock and restricted stock awards of shares of Bluegreen’s Common Stock outstanding at the effective time of the merger will be converted automatically into options to purchase shares of BFC’s Class A Common Stock or restricted stock awards of shares of BFC’s Class A Common Stock, as applicable, on the same terms and conditions, with appropriate adjustments made to (i) the number of shares of BFC’s Class A Common Stock covered by the new options or restricted stock awards, and (ii) the exercise price of the options, in each case based on the exchange ratio in the merger.

Q:	What will BFC’s shareholders receive in connection with the merger?

A:	BFC’s shareholders will not receive any consideration in connection with the merger. Subject to the conversion of shares pursuant to the terms of the reverse stock split, each share of BFC’s Class A Common Stock and Class B Common Stock outstanding immediately prior to the merger will remain outstanding as a share of BFC’s Class A Common Stock and Class B Common Stock, respectively, immediately following the merger.

Q:	Are there conditions to BFC’s and Bluegreen’s respective obligations to consummate the merger?

A:	Yes. Consummation of the merger is subject to a number of conditions, including, among others, the receipt by Bluegreen and BFC of the shareholder approvals described herein, BFC’s Class A Common Stock being listed on a national securities exchange at the effective time of the merger, holders of not more than 10% of the outstanding shares of Bluegreen’s Common Stock duly and validly exercising, or remaining entitled to exercise immediately prior to the effective time of the merger, their appraisal rights in accordance with the MBCA and the receipt of all consents and approvals reasonably necessary to consummate the merger and continue in full force and effect certain of Bluegreen’s material contracts. Other than the condition requiring the listing of BFC’s Class A Common Stock on a national securities exchange, which condition cannot be waived, the board of directors of either BFC or Bluegreen may, in its sole discretion and to the extent permitted by applicable law, choose to waive any of the conditions to consummation of the merger and choose to proceed to closing notwithstanding the fact that any such condition has not been fulfilled.

Q:	Will there be restrictions on the transfer of the shares of BFC’s Class A Common Stock to be issued in the merger?

A:	The shares of BFC’s Class A Common Stock to be issued in the merger will be freely tradeable unless you are an affiliate of Bluegreen or BFC within the meaning of the federal securities laws. This will generally be the case only if you are a director, executive officer or holder of 10% or more of Bluegreen’s or BFC’s outstanding securities.

Q:	What are the material federal income tax consequences of the merger to Bluegreen’s shareholders?

A:	The merger has been structured to qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, holders of Bluegreen’s Common Stock should not recognize gain or loss for United States federal income tax purposes upon the exchange of shares of Bluegreen’s Common Stock for shares of BFC’s Class A Common Stock.

As described in further detail below, holders of Bluegreen’s Common Stock have the right to assert and exercise appraisal rights with respect to the merger and obtain payment in cash for the value of their shares. The receipt of cash in exchange for shares of Bluegreen’s Common Stock will be a taxable transaction.

Tax matters are very complicated, and the tax consequences of the merger to a particular shareholder will depend in part on such shareholder’s circumstances. Accordingly, you are urged to consult your own tax advisor for a full understanding of the tax consequences of the merger to you, including the applicability and effect of federal, state, local and foreign income and other tax laws.

Q:	Does the board of directors of Bluegreen recommend the approval of the merger agreement?

A:	Yes. The board of directors of Bluegreen designated a special committee comprised of independent directors (the “Bluegreen special committee”) to, among other things, negotiate, review and evaluate the terms and conditions, and determine the advisability of the merger. After such negotiation, review and evaluation, the Bluegreen special committee determined that the merger is advisable, fair to and in the best interests of Bluegreen’s shareholders. On the basis of such determination, the Bluegreen special committee recommended that the full board of directors of Bluegreen approve the merger agreement and the merger and recommend to the shareholders of Bluegreen that they approve the merger agreement. In arriving at its determination, the Bluegreen special committee consulted with its legal and financial advisors and considered the factors described under “The Merger—Recommendation of the Bluegreen Board and its Reasons for the Merger.”

After careful consideration of the recommendation of the Bluegreen special committee and careful evaluation and consideration of the merger agreement and the merger, the board of directors of Bluegreen determined that the merger is advisable, fair to and in the best interests of Bluegreen’s shareholders, approved the merger and recommends that Bluegreen’s shareholders vote “FOR” the merger agreement. In arriving at its determination, the Bluegreen board of directors also considered the factors described under “The Merger—Recommendation of the Bluegreen Board and its Reasons for the Merger.”

Q:	Does the board of directors of BFC recommend the approval of the merger and the related reverse stock split?

A:	Yes. After careful evaluation and consideration of the merger agreement and the transactions contemplated thereby, the board of directors of BFC determined that the merger is advisable, fair to and in the best interests of BFC and its shareholders. Accordingly, the board of directors of BFC approved the merger and the related reverse stock split and recommends that BFC’s shareholders vote “FOR” the merger and “FOR” the reverse stock split. In arriving at this determination, the board of directors of BFC also consulted with certain members of BFC’s senior management and BFC’s legal and financial advisors and considered the factors described under “The Merger — Recommendation of the BFC Board and its Reasons for the Merger.”

Q:	How do Bluegreen and BFC expect to conduct their respective businesses until the merger is completed and after the merger is completed?

A:	Both Bluegreen and BFC expect to, and have agreed in the merger agreement to, conduct their respective businesses prior to the effective time of the merger in the usual and ordinary course, consistent with their existing business and investment strategies and operational plans.

It is expected that, following the merger, Bluegreen (as a wholly owned subsidiary of BFC) will continue to conduct its business in substantially the way it is currently conducted.

BFC expects that, both prior to and after completion of the merger, it will continue to provide support for its controlled subsidiaries with a view to the improved performance of the organization as a whole, and this business strategy may include additional investments in its controlled subsidiaries such as BankAtlantic Bancorp, Inc. (“BankAtlantic Bancorp”) and Bluegreen. On November 1, 2011, BankAtlantic Bancorp entered into a definitive agreement to sell its banking subsidiary, BankAtlantic, to BB&T Corporation (“BB&T”). In the event that such sale is consummated, it is anticipated that BankAtlantic Bancorp will be engaged in specialty finance activities, including lending and investments in tax certificates. Consummation of the transaction is subject to the receipt of all required regulatory approvals and the satisfaction or waiver of certain other closing conditions, including the favorable resolution of pending litigation seeking to enjoin the transaction. See the section of this joint proxy statement/prospectus entitled “Information About BFC—Legal Proceedings—BankAtlantic Bancorp and its Subsidiaries” for information regarding this litigation.

Q:	Are there risks associated with the merger?

A:	Yes. In evaluating the merger, you should carefully consider the risks discussed in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page and the other information about BFC and Bluegreen contained in this joint proxy statement/prospectus.

Q:	When do the parties expect the merger to be completed?

A:	BFC and Bluegreen are working to complete the merger as quickly as practicable. If the required shareholder approvals are obtained and the other closing conditions are met, then BFC and Bluegreen expect that the merger will be completed during the first half of 2012. However, it is possible that factors, including those outside of BFC’s or Bluegreen’s control, could require them to complete the merger at a later time or not complete it at all.

For a description of certain matters that could delay or prevent the completion of the merger, please read the section entitled “Risk Factors” beginning on page     .

Q:	Should I send in my stock certificates now?

A:	No. If you are a holder of Bluegreen’s Common Stock and the merger is approved and completed, you will receive written instructions from the exchange agent retained for purposes of the merger explaining how to exchange your certificates representing your shares of Bluegreen’s Common Stock for certificates representing the shares of BFC’s Class A Common Stock to which you are entitled as a result of the merger.

In addition, BFC’s shareholders will be requested to exchange their stock certificates representing shares of BFC’s Class A Common Stock for new certificates representing such shares after giving effect to the reverse stock split.

Q:	Can I assert appraisal rights with respect to the merger?

A:	Under the MBCA, holders of Bluegreen’s Common Stock have the right to assert and exercise appraisal rights with respect to the merger and obtain payment in cash for the value of their shares rather than receive shares of BFC’s Class A Common Stock. The receipt of cash in exchange for shares of Bluegreen’s Common Stock will be a taxable transaction. Pursuant to the MBCA, the fair value of the shares of Bluegreen’s Common Stock held by a Bluegreen shareholder asserting appraisal rights means the value of such shares immediately before the effective date of the merger, excluding any element of value arising from the expectation or accomplishment of the merger, unless exclusion would be inequitable, and could be more than, less than or equal to the value of the shares of BFC’s Class A Common Stock that the shareholder would otherwise have received in connection with the merger. To assert and exercise appraisal rights, holders of Bluegreen’s Common Stock must strictly follow the procedures set forth in the MBCA. These procedures are summarized under the section entitled “The Merger — Appraisal Rights” beginning on page . In addition, the text of the applicable provisions of the MBCA is included as Annex F to this joint proxy statement/prospectus. Any holder of Bluegreen’s Common Stock wishing to assert and exercise appraisal rights is urged to consult with his, her or its legal counsel before attempting to assert and exercise those rights. Unless waived by BFC, BFC’s obligation to consummate the merger is conditioned upon holders of not more than 10% of the outstanding shares of Bluegreen’s Common Stock exercising, or remaining entitled to exercise, appraisal rights for their shares.

Under the FBCA, BFC’s shareholders will not be entitled to appraisal rights in connection with the merger.

Q:	Are any of BFC’s or Bluegreen’s “named executive officers” entitled to any “golden parachute compensation” in connection with the merger?

A:	No. Neither BFC nor Bluegreen has any arrangement or understanding with its or the other company’s “named executive officers,” as defined in Item 402(m) of Regulation S-K of the SEC, concerning any type of compensation that is based on or otherwise relates to the merger. As a result, the advisory shareholder vote relating to “golden parachute compensation” otherwise required by Item 402(t) of Regulation S-K of the SEC is not applicable to the merger.

QUESTIONS AND ANSWERS ABOUT THE BLUEGREEN SPECIAL MEETING

Q:	Where and when is the Bluegreen special meeting?

A:	The special meeting of Bluegreen’s shareholders will be held at on , 2012 commencing at : .m., local time.

Q:	Who can vote at the meeting?

A:	Record holders of Bluegreen’s Common Stock as of the close of business on , 2012 (the “Bluegreen record date”) may vote at the meeting. As of the close of business on the Bluegreen record date, shares of Bluegreen’s Common Stock were outstanding.

Q:	What will Bluegreen’s shareholders be asked to vote on at the meeting?

A:	As described above and in the notice of special meeting of Bluegreen’s shareholders, Bluegreen’s shareholders will be asked to consider and vote upon the proposal to approve the merger agreement. In accordance with the MBCA, the merger cannot be completed unless the merger agreement is approved by Bluegreen’s shareholders.

Q:	What are the voting rights of Bluegreen’s shareholders?

A:	Holders of Bluegreen’s Common Stock are entitled to one vote per share on the proposal relating to the merger agreement.

Q:	What are my choices when voting on the merger agreement?

A:	Bluegreen’s shareholders may vote for or against, or abstain from voting on, the merger agreement. Abstentions will have the same effect as votes cast against the merger agreement.

Q:	What vote of Bluegreen’s shareholders is required to approve the merger?

A:	Under the MBCA, approval of the merger agreement requires the affirmative vote of holders of shares of Bluegreen’s Common Stock representing at least 66-2/3% of the shares of such stock outstanding on the Bluegreen record date. Failures to vote and “broker non-votes,” as well as abstentions (as discussed above), will have the same effect as votes cast against the merger agreement.

Q:	Have any shareholders of Bluegreen committed to vote for the approval of the merger agreement?

A:	Yes. BFC, which currently directly or indirectly owns approximately 54% of the outstanding shares of Bluegreen’s Common Stock, has committed to vote all of its shares in favor of the merger agreement. Alan B. Levan, who serves as Chairman, Chief Executive Officer and President of BFC and Chairman of Bluegreen, and John E. Abdo, who serves as Vice Chairman of each of BFC and Bluegreen, may be deemed to beneficially own the shares of Bluegreen’s Common Stock held by BFC by virtue of their collective ownership interest in BFC’s Class A Common Stock and Class B Common Stock.

Except for BFC’s agreement to vote its shares of Bluegreen’s Common Stock in favor of the merger agreement, there are no agreements or arrangements pursuant to which any shareholder of Bluegreen has committed to vote for or against the merger agreement. However, it is anticipated that BFC’s and Bluegreen’s respective directors and executive officers, who collectively own and are entitled to vote approximately 0.3% of the outstanding shares of Bluegreen’s Common Stock (other than the shares beneficially owned by Alan B. Levan and John E. Abdo through BFC), will vote their shares of Bluegreen’s Common Stock in favor of the merger agreement although they are not required to do so.

Q:	What is the recommendation of Bluegreen’s board of directors with respect to the merger agreement?

A:	As described above and throughout this joint proxy statement/prospectus, the board of directors of Bluegreen recommends that Bluegreen’s shareholders vote “FOR” the merger agreement.

Q:	What constitutes a quorum?

A:	A quorum will be present at the meeting if a majority of the shares of Bluegreen’s Common Stock outstanding on the Bluegreen record date are represented, in person or by proxy, at the meeting.

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Q:	Who can attend the meeting?

A:	All shareholders of Bluegreen as of the close of business on the Bluegreen record date, or their duly appointed proxies, may attend the Bluegreen special meeting, and each may be accompanied by one guest. Shareholders who wish to attend the meeting may contact the information agent for directions. (See “Who can help answer my questions?” below)

IF YOU ATTEND, PLEASE NOTE THAT YOU MAY BE ASKED TO PRESENT VALID PICTURE IDENTIFICATION, SUCH AS A DRIVER’S LICENSE OR PASSPORT. CAMERAS, RECORDING DEVICES AND OTHER ELECTRONIC DEVICES WILL NOT BE PERMITTED AT THE MEETING. SHAREHOLDERS SHOULD BRING THE ADMISSION TICKET ATTACHED TO THEIR PROXY CARD IN ORDER TO FACILITATE THEIR REGISTRATION PROCESS AT THE MEETING. PLEASE ALSO NOTE THAT IF YOU HOLD YOUR SHARES IN “STREET NAME” AND, THEREFORE, YOU DID NOT RECEIVE AN ADMISSION TICKET, YOU WILL NEED TO BRING A COPY OF THE BROKERAGE STATEMENT REFLECTING YOUR STOCK OWNERSHIP AS OF THE CLOSE OF BUSINESS ON THE BLUEGREEN RECORD DATE SO THAT YOU CAN REGISTER AT THE MEETING.

Even if you currently plan to attend the meeting, Bluegreen recommends that you also submit your vote or proxy in advance of the meeting.

Q:	May I vote in person?

A:	If your shares of Bluegreen’s Common Stock are registered directly in your name with Bluegreen’s transfer agent, you will be considered the shareholder of record of those shares, and the proxy materials and proxy card are being sent directly to you by Bluegreen. If you are a Bluegreen shareholder of record, you may attend the Bluegreen special meeting and vote your shares in person, rather than signing and returning your proxy card or otherwise transmitting your voting instructions as described on the proxy card.

If your shares of Bluegreen’s Common Stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the Bluegreen special meeting. Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Bluegreen special meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares in person.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares without instructions from me?

A:	No. Because the proposal relating to the merger agreement is not considered a “routine matter,” if your shares of Bluegreen’s Common Stock are held in “street name” and you do not timely provide voting instructions to your broker or nominee, then your broker or nominee may not vote your shares in its discretion at the meeting. Accordingly, your broker will vote your shares for you only if you provide voting instructions to your broker. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted on the merger agreement and will effectively count as a vote against the merger agreement.

Q:	What happens if I do not attend the Bluegreen special meeting and fail to return a proxy card or otherwise provide voting instructions?

A:	The failure to return your proxy card or otherwise provide voting instructions will have the same effect as voting against the merger agreement.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please complete, sign and date your proxy and return it in the enclosed postage-paid return envelope or otherwise transmit your voting instructions as described on the proxy card so that your shares may be represented at the Bluegreen special meeting.

All properly signed and dated proxies received by Bluegreen prior to the vote at the meeting that do not contain any direction as to how to vote in regards to the merger agreement will be voted “FOR” the merger agreement.

Q:	Can I change my vote after I have mailed my signed proxy?

A:	Yes. You may revoke your proxy by providing written notice of revocation addressed to, or in person to, Anthony M. Puleo, Secretary, at Bluegreen’s principal executive offices set forth on the notice of special meeting accompanying this joint proxy statement/prospectus. To be valid, any such revocation notice must be received by no later than 11:59 p.m., local time, on the date immediately preceding the Bluegreen special meeting. You may also submit a new valid proxy bearing a later date or transmit new voting instructions in accordance with the voting procedures described on the proxy card. The powers of the proxy holders will be suspended if you attend the meeting and vote in person, although attendance at the meeting will not by itself revoke a previously granted proxy.

You may also revoke previously given voting instructions by filing with Broadridge Financial Solutions, Inc. (“Broadridge”) either a written notice of revocation or a properly completed and signed proxy card bearing a later date. Such notice or proxy card must be received by Broadridge at its address indicated on the proxy card by 11:59 p.m., local time, on the date immediately preceding the Bluegreen special meeting.

If you hold your shares in “street name,” you must contact your broker, bank or other nominee to find out how to change your vote.

Q:	Are there any other matters to be acted upon at the Bluegreen special meeting?

A:	No. The only matter to be acted upon at the Bluegreen special meeting is the proposal to approve the merger agreement.

Q:	Who can help answer my questions?

A:	If you are a Bluegreen shareholder, and would like additional copies, without charge, of this joint proxy statement/prospectus or if you have questions about the merger or the Bluegreen special meeting, including the procedures for voting your shares, you should contact the information agent for the merger at the following address or telephone number:

QUESTIONS AND ANSWERS ABOUT THE BFC SPECIAL MEETING

Q:	Where and when is the BFC special meeting?

A:	The special meeting of BFC’s shareholders will be held at the Corporate Center, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309 on , 2012 commencing at : .m., local time.

Q:	Who can vote at the meeting?

A:	Record holders of BFC’s Class A Common Stock and record holders of BFC’s Class B Common Stock as of the close of business on , 2012 (the “BFC record date”) may vote at the meeting. As of the close of business on the BFC record date, shares of BFC’s Class A Common Stock and shares of BFC’s Class B Common Stock were outstanding.

Q:	What will BFC’s shareholders be asked to vote on at the meeting?

A:	As described above and in the notice of special meeting of BFC’s shareholders, BFC’s shareholders will be asked to consider and vote upon the merger and the reverse stock split. The merger cannot be completed unless BFC’s shareholders approve the merger and the reverse stock split.

Q:	What are the voting rights of BFC’s shareholders?

A:	BFC’s shareholders will vote together as a single class on the proposal relating to the merger and the proposal relating to the reverse stock split. Each share of BFC’s Class A Common Stock entitles the holder thereof to one vote per share on each proposal, with all holders of BFC’s Class A Common Stock having in the aggregate 22% of the general voting power of BFC. The number of votes represented by each share of BFC’s Class B Common Stock, which represents in the aggregate 78% of the general voting power of BFC, will be calculated in accordance with BFC’s Amended and Restated Articles of Incorporation. At the meeting, each outstanding share of BFC’s Class B Common Stock will be entitled to votes on each proposal. The holders of BFC’s Class B Common Stock will also be entitled to vote separately on the reverse stock split.

Q:	What are my choices when voting at the meeting?

A:	BFC’s shareholders may vote for or against, or abstain from voting on, the merger. BFC’s shareholders may also vote for or against, or abstain from voting on, the reverse stock split. Abstentions will have the same effect as votes cast against the proposal as to which the shareholder is abstaining.

Q:	What vote of BFC’s shareholders is required to approve the merger?

A:	The merger will be approved by BFC’s shareholders if it receives the affirmative vote of a majority of the votes entitled to be cast on such proposal. Failures to vote and “broker non-votes,” as well as abstentions (as discussed above), will have the same effect as votes against the merger.

Q:	What vote of BFC’s shareholders is required to approve the reverse stock split?

A:	The reverse stock split will be approved by BFC’s shareholders if it receives the affirmative vote of a majority of the votes entitled to be cast on such proposal. In addition, the reverse stock split also requires the separate approval of holders of a majority of the shares of BFC’s Class B Common Stock outstanding on the BFC record date. Failures to vote and “broker non-votes,” as well as abstentions (as discussed above), will have the same effect as votes against the reverse stock split.

Q:	How many shares of BFC’s Class A Common Stock and Class B Common Stock do BFC’s executive officers and directors collectively own?

A:

Alan B. Levan, BFC’s Chairman, Chief Executive Officer and President, and John E. Abdo, BFC’s Vice Chairman, collectively own, directly or indirectly, and are entitled to vote approximately 16% of the outstanding shares of BFC’s Class A Common Stock and approximately 86% of the outstanding shares of BFC’s Class B Common Stock, representing approximately 71% of the total voting power of BFC. Messrs. Abdo and Levan have indicated their intention to vote their shares of BFC’s Class A Common Stock and

Class B Common Stock in favor of the merger and the reverse stock split. If Messrs. Levan and Abdo vote their shares as indicated, then the approval of the merger and the reverse stock split by BFC’s shareholders is assured.

Including the shares of BFC’s Class A Common Stock and Class B Common Stock owned, directly or indirectly, by Messrs. Levan and Abdo, BFC’s executive officers and directors and their respective affiliates collectively own and are entitled to vote 12,471,398 shares, or approximately 18%, of BFC’s Class A Common Stock, and 5,912,570 shares, or approximately 86%, of BFC’s Class B Common Stock. These shares collectively represent approximately 71% of the general voting power of BFC.

Q:	What is the recommendation of BFC’s board of directors with respect to the merger and the reverse stock split?

A:	As described above and throughout this joint proxy statement/prospectus, the board of directors of BFC recommends a vote “FOR” the merger. The board of directors of BFC also recommends a vote “FOR” the reverse stock split.

Q:	What constitutes a quorum?

A:	The presence at the meeting, in person or by proxy, of holders of shares of BFC’s Class A Common Stock and Class B Common Stock representing a majority of BFC’s voting power as of the BFC record date will constitute a quorum. To act on the reverse stock split, holders of a majority of shares of BFC’s Class B Common Stock outstanding as of the BFC record date are also required to be present at the meeting, in person or by proxy.

Q:	May I vote in person?

A:	If your shares of BFC’s Class A Common Stock or Class B Common Stock are registered directly in your name with BFC’s transfer agent, you will be considered the shareholder of record of those shares, and the proxy materials and proxy card are being sent directly to you by BFC. If you are a BFC shareholder of record, you may attend the BFC special meeting and vote your shares in person, rather than signing and returning your proxy card or otherwise transmitting your voting instructions as described on the proxy card.

If your shares of BFC’s Class A Common Stock or Class B Common Stock are held in a brokerage account or by another nominee, you are considered the beneficial owner of shares held in “street name,” and the proxy materials are being forwarded to you together with a voting instruction card. As the beneficial owner, you are also invited to attend the BFC special meeting. Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares in person.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares without instructions from me?

A:	No. Because the proposals relating to the merger and the reverse stock split are not considered “routine matters,” if your shares of BFC’s Class A Common Stock or Class B Common Stock are held in “street name” and you do not timely provide voting instructions to your broker or nominee, then your broker or nominee may not vote your shares in its discretion on the proposals. Accordingly, your broker will vote your shares for you on the merger and the reverse stock split only if you provide instructions to your broker on how to vote your shares on those proposals. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, your shares will not be voted at the meeting and will effectively count as votes against the merger and the reverse stock split.

Q:	What happens if I do not attend the meeting and fail to return a proxy card or otherwise provide voting instructions?

A:	The failure to return your proxy card or otherwise provide voting instructions will have the same effect as voting against the merger and the reverse stock split.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this joint proxy statement/prospectus, please complete, sign and date your proxy and return it in the enclosed postage-paid return envelope or otherwise transmit your voting instructions as described on the enclosed proxy card so that your shares may be represented at the meeting. All properly signed and dated proxies received by BFC prior to the votes at the meeting that do not contain any direction as to how to vote in regards to the merger and/or the reverse stock split will be voted “FOR” the merger and/or the reverse stock split, as applicable.

Q:	Can I change my vote after I have mailed my signed proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the meeting. If you are the record owner of your shares, you can do this in one of three ways. First, you can send a written notice to BFC’s Secretary stating that you would like to revoke your proxy. Second, you can complete and submit by mail a new valid proxy bearing a later date or transmit new voting instructions by telephone or internet as described on the proxy card. Third, you can attend the meeting and vote in person; however, attendance at the meeting will not in and of itself constitute revocation of a previously executed proxy.

If you are not the record owner of your shares and your shares are held in “street name,” you must contact your broker, bank or other nominee to find out how to change your vote.

Q:	Are there any other matters to be acted upon at the BFC special meeting?

A:	No. The only matters to be acted upon at the meeting are the proposal to approve the merger and the proposal to approve the reverse stock split.

Q:	Who can help answer my questions?

A:	If you are a BFC shareholder, and would like additional copies, without charge, of this joint proxy statement/prospectus or if you have questions about the merger, the reverse stock split or the BFC special meeting, including the procedures for voting your shares or directions to the meeting, you should contact the information agent for the merger at the following address or telephone number:

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SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should carefully read this entire joint proxy statement/prospectus together with all annexes hereto. Page references have been included parenthetically to direct you to a more complete description of the topics presented in this summary.

The Companies

BFC (page     )

BFC Financial Corporation

2100 West Cypress Creek Road

Fort Lauderdale, FL 33309

(954) 940-4900

BFC is a diversified holding company whose principal holdings include a controlling interest in BankAtlantic Bancorp and its wholly-owned subsidiaries, including BankAtlantic, a controlling interest in Bluegreen and its wholly-owned subsidiaries, and a non-controlling interest in Benihana, Inc. (“Benihana”). Historically, BFC’s business strategy has been to invest in and acquire businesses in diverse industries either directly or through controlled subsidiaries. However, in the short term, BFC has focused on providing strategic support to its existing investments with a view to the improved performance of the organization as a whole.

As a result of its position as the controlling shareholder of BankAtlantic Bancorp, BFC is currently a “unitary savings and loan holding company” and, as such, was historically examined and regulated by the Office of Thrift Supervision (the “OTS”). Effective July 21, 2011, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), the OTS’ supervisory authority is now held by, and BFC is subject to the supervision of, the Board of Governors of the Federal Reserve System (the “Federal Reserve”). On November 1, 2011, BankAtlantic Bancorp entered into a definitive agreement to sell all its shares of capital stock of BankAtlantic to BB&T. Consummation of the transaction is subject to the receipt of all required regulatory approvals and the satisfaction or waiver of certain other closing conditions, including the favorable resolution of pending litigation seeking to enjoin the transaction. See the section of this joint proxy statement/prospectus entitled “Information About BFC — Legal Proceedings — BankAtlantic Bancorp and its Subsidiaries” for information regarding this litigation.

Net loss attributable to BFC was approximately $11.4 million for the nine months ended September 30, 2011 and $103.9 million for the year ended December 31, 2010.

Bluegreen (page     )

Bluegreen Corporation

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

(561) 912-8000

Bluegreen is a sales, marketing and management company, primarily focused on the vacation ownership industry. Bluegreen’s business has historically been conducted through two operating segments — Bluegreen’s resorts business segment (“Bluegreen Resorts”) and Bluegreen’s residential communities business segment (“Bluegreen Communities”). Bluegreen’s continuing operations relate to Bluegreen Resorts.

Bluegreen Resorts markets, sells and manages vacation ownership interests (“VOIs”) in resorts, which are generally located in popular, high-volume, “drive-to” vacation destinations, and were either developed or acquired by Bluegreen or developed by others, in which case Bluegreen earns fees for providing these services. VOIs in Bluegreen’s resorts and those sold by Bluegreen on behalf of others typically entitle the buyer to use resort accommodations through an annual or biennial allotment of “points” which represent their ownership and beneficial use rights in perpetuity in the Bluegreen Vacation Club (supported by an underlying deeded VOI held in trust for the buyer). Owners in the Bluegreen Vacation Club may stay in any of Bluegreen’s 59 resorts or take advantage of an exchange program offered by a third-party world-wide vacation ownership exchange network of over 4,000 resorts and other vacation experiences such as cruises and hotel stays. Bluegreen Resorts also provides property and homeowners’ association management services, VOI title services, mortgage servicing and resort amenity operational services. In addition, Bluegreen Resorts provides financing to individual purchasers of VOIs, which provides significant interest income to Bluegreen. For the nine months ended September 30, 2011 and the year ended December 31, 2010, Bluegreen Resorts generated segment operating profit of $44.8 million and $15.7 million, respectively. Bluegreen defines segment operating profit as operating profit from continuing operations prior to the allocation of corporate overhead, interest income, other income or expense, interest expense, income taxes, non-controlling interests, restructuring charges, goodwill impairment charges and cumulative effect of change in accounting principles.

Bluegreen Communities acquires, develops and subdivides property and markets residential homesites, the majority of which are sold directly to retail customers seeking to build a home generally in the future, in some cases on properties featuring a golf course and other related amenities. Bluegreen Communities also has realty and daily-fee golf course operations. During June 2011, Bluegreen’s board of directors made a determination to seek to sell Bluegreen Communities, or all or substantially all of its assets. As a consequence, Bluegreen Communities is accounted for as a discontinued operation. On October 12, 2011, a Purchase and Sale Agreement was entered into between seven of Bluegreen’s subsidiaries and Southstar Development Partners, Inc. (“Southstar”). The agreement provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities for a purchase price of $31.5 million in cash and an amount equal to 20% of the net proceeds (as calculated in accordance with the terms of the agreement) that Southstar receives upon its sale, if any, of two specified parcels of real estate to be purchased by Southstar under the agreement.

Net loss attributable to Bluegreen was approximately $17.1 million for the nine months ended September 30, 2011 and $44.0 million for the year ended December 31, 2010.

The Merger

Overview (page     )

On November 11, 2011, BFC and Bluegreen entered into the merger agreement, which is the legal document governing the merger. Subject to the terms and conditions of the merger agreement, Bluegreen will be merged with and into a recently formed wholly-owned subsidiary of BFC. Upon the completion of the merger, Bluegreen’s separate corporate existence will cease and its Common Stock will no longer be publicly traded.

The Merger Consideration (page     )

At the effective time of the merger, each outstanding share of Bluegreen’s Common Stock (other than shares owned by BFC and holders of Bluegreen’s Common Stock who exercise and perfect their appraisal rights) will be converted automatically into the right to receive eight shares of BFC’s Class A Common Stock, subject to adjustment in connection with the reverse stock split as described below (the “exchange ratio”). The shares of BFC’s Class A Common Stock to be received in exchange for shares of Bluegreen’s Common Stock are sometimes hereinafter referred to as the “merger consideration.” The closing price of BFC’s Class A Common Stock on November 11, 2011, the last trading day prior to the public announcement of the merger agreement, and on             , 2012, the last trading day prior to the date of this joint proxy statement/prospectus, was $0.57 per

share and $            per share, respectively. The closing price of Bluegreen’s Common Stock on those days was $2.04 per share and $            per share, respectively. Shareholders of both companies are encouraged to obtain current market quotations prior to voting their shares.

Treatment of Bluegreen Restricted Stock Awards and Stock Options Outstanding under Bluegreen’s Stock Incentive Plans (page     )

Upon consummation of the merger, each of Bluegreen’s stock incentive plans currently in effect will be assumed by BFC and all outstanding restricted stock awards issued thereunder will be converted into restricted stock awards of shares of BFC’s Class A Common Stock on the same terms and conditions and with the same restrictions, but with appropriate adjustments made to the number of shares subject to such restricted stock awards based on the exchange ratio. All options to purchase shares of Bluegreen’s Common Stock outstanding at the effective time of the merger will be converted automatically into options to purchase shares of BFC’s Class A Common Stock on the same terms and conditions, with appropriate adjustments made to the number of shares and the exercise price under those options based on the exchange ratio.

Conditions to Consummation of the Merger (page     )

Consummation of the merger is subject to a number of conditions, including the receipt by Bluegreen and BFC of the shareholder approvals described herein and BFC’s Class A Common Stock being listed on a national securities exchange at the effective time of the merger. In addition, the following conditions, among others, must be satisfied before the merger can be completed:

•

holders of not more than 10% of the outstanding shares of Bluegreen’s Common Stock duly and validly exercising, or remaining entitled to exercise immediately prior to the effective time of the merger, their appraisal rights in accordance with the MBCA;

•	the receipt of all consents and approvals reasonably necessary to consummate the merger and continue in full force and effect certain of Bluegreen’s material contracts;

•	the absence of any legal restraints or prohibitions preventing the completion of the merger or litigation or other proceeding seeking to enjoin or prohibit the merger;

•

the declaration by the SEC that the registration statement of which this joint proxy statement/prospectus is a part is effective and the absence of any stop order or proceeding, initiated or threatened in writing by the SEC, suspending or threatening to suspend such effectiveness; and

•	the representations and warranties of each of BFC and Bluegreen contained in the merger agreement being true and correct, subject to certain materiality qualifications.

Notwithstanding the foregoing, the board of directors of either BFC or Bluegreen may, in its sole discretion and to the extent permitted by applicable law, choose to waive any of the conditions to consummation of the merger and choose to proceed to closing notwithstanding the fact that any such condition has not been fulfilled, provided that the condition requiring the listing of BFC’s Class A Common Stock on a national securities exchange may not be waived.

As the exchange ratio was agreed upon without regard to BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T and its positive impact on BFC, consummation of the merger is not conditioned upon the closing of such sale, and any change to BFC, the market price of BFC’s Class A Common Stock or BFC’s financial condition by reason of such sale not being completed on the contemplated terms, or at all, will not be deemed to constitute a material adverse change under the terms of the merger agreement. In addition, the closing of Bluegreen’s proposed sale of substantially all of the assets comprising Bluegreen Communities to Southstar is not a condition precedent to the merger.

BFC has received confirmation from the Federal Reserve that the Federal Reserve has not identified any material supervisory concerns with respect to the proposed merger; however, the Federal Reserve may, in its discretion, decide to reconsider its position in the event of, among other things, a change in the terms or conditions of the transaction.

In addition, certain of Bluegreen’s outstanding facilities with Wells Fargo and Resort Finance America, LLC, which had an aggregate outstanding balance of approximately $24.1 million at September 30, 2011, require the prior consent of the lenders to the merger. Bluegreen intends to either obtain such consents or seek refinancing of the outstanding indebtedness.

Trading of BFC’s Class A Common Stock and Deregistration of Bluegreen’s Common Stock (page     )

BFC’s Class A Common Stock is currently listed for trading on the Pink Sheets under the trading symbol “BFCF.PK.” As described above, the closing of the merger is conditioned upon, among other things, BFC’s Class A Common Stock being listed for trading on a national securities exchange at the effective time of the merger. BFC is currently considering whether to seek listing of its Class A Common Stock on the NYSE, NYSE Arca, NYSE Amex or NASDAQ Stock Market. As of the date of this joint proxy statement/prospectus, BFC has not yet filed a listing application for its Class A Common Stock with any of such national securities exchanges.

If the merger is consummated, all of the shares of Bluegreen’s Common Stock will be canceled, and Bluegreen’s Common Stock will no longer be listed for trading on the NYSE or registered under the Exchange Act.

Reverse Stock Split (page     )

In connection with requirement that BFC’s Class A Common Stock be listed for trading on a national securities exchange at the effective time of the merger, it is expected that BFC will need to effect a reverse stock split in order to meet applicable listing requirements. As a result of the reverse stock split, each             shares of BFC’s Class A Common Stock and Class B Common Stock outstanding will automatically convert into one share of Class A Common Stock and Class B Common Stock, respectively. The merger consideration will be ratably adjusted to reflect the reverse stock split. Fractional shares resulting from the reverse stock split will be rounded up to the next largest whole share. No shareholder of BFC or Bluegreen will be “cashed out” as a result of the reverse stock split. In order to allow for the issuance of the shares of BFC’s Class A Common Stock in the merger and to provide BFC with the flexibility to consider potential future actions which may be identified in the future by its board of directors involving the issuance of its securities, the authorized number of shares of BFC’s Class A Common Stock and Class B Common Stock will not be impacted by the reverse stock split and will remain at 150,000,000 shares and 20,000,000 shares, respectively. The reverse stock split, in and of itself, will not have any impact on a shareholder’s proportionate equity interest or voting right in BFC. BFC’s shareholders will be asked at the BFC special meeting to separately vote on and approve the reverse stock split.

Articles of Incorporation and Bylaws of BFC Following the Merger (page     )

In accordance with the FBCA, the reverse stock split will be effected by amending BFC’s Amended and Restated Articles of Incorporation, which BFC expects to do by filing Second Amended and Restated Articles of Incorporation with the Florida Department of State. In addition to effecting the reverse stock split, the Second Amended and Restated Articles of Incorporation will delete certain historical provisions which are no longer applicable to BFC. In addition, BFC’s board of directors has approved an amendment to BFC’s Bylaws which, effective upon consummation of the merger and in connection with the appointment at that time of the six directors of Bluegreen who are not currently directors of BFC, will increase the maximum number of members of the board of directors of BFC from 15 to 20. Shareholder approval of the amendment to BFC’s Bylaws is not required. The Form of BFC’s Second Amended and Restated Articles of Incorporation and the Form of BFC’s Bylaws, as proposed to be amended, are as set forth on Annexes D and E, respectively, and you are urged to read them carefully.

Board of Directors and Executive Officers of BFC Following the Merger (page     )

Currently, there are eleven persons serving on the board of directors of BFC, each of whom is expected to continue to serve as a director of BFC following the merger. Additionally, in connection with the merger, BFC has agreed to cause the six directors of Bluegreen who are not currently directors of BFC to be appointed to the board of directors of BFC at the effective time of the merger. As of the date of this joint proxy statement/prospectus, no determination has been made as to the changes, if any, to be made to the constitution of the committees of BFC’s board of directors.

The executive officers of BFC in office immediately prior to the effective time of the merger are currently expected to continue to hold the same positions upon completion of the merger.

Ownership of BFC Following the Merger (page     )

Based on the number of outstanding shares of Bluegreen’s Common Stock (other than shares owned by BFC) and BFC’s Class A Common Stock and Class B Common Stock as of the date of this joint proxy statement/prospectus, and assuming no holders of Bluegreen’s Common Stock choose to assert and exercise their appraisal rights, immediately following the merger, Bluegreen’s shareholders (other than BFC) and BFC’s shareholders will own approximately 62% and 38%, respectively, of the then-outstanding shares of BFC’s Class A Common Stock and 60% and 40%, respectively, of BFC’s then-total outstanding common equity. Immediately following the merger, shares of BFC’s Class A Common Stock and Class B Common Stock will represent in the aggregate 22% and 78%, respectively, of the general voting power of BFC and approximately 96% and 4%, respectively, of the total outstanding common equity of BFC.

Operations of Bluegreen and BFC Prior to and After the Effective Time of the Merger (page     )

Both Bluegreen and BFC expect to, and have agreed in the merger agreement to, conduct their respective businesses prior to the effective time of the merger in the usual and ordinary course, consistent with their existing business and investment strategies and operational plans.

It is expected that, following the merger, Bluegreen (as a wholly owned subsidiary of BFC) will continue to conduct its business in substantially the way it is currently conducted.

BFC expects that, both prior to and after completion of the merger, it will continue to provide support for its controlled subsidiaries with a view to the improved performance of the organization as a whole, and this business strategy may include additional investments in its controlled subsidiaries such as BankAtlantic Bancorp and Bluegreen. In the event that BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T is consummated, it is anticicipated that BankAtlantic Bancorp will be engaged in specialty finance activities, including lending and investments in tax certificates.

Termination of Bluegreen’s Shareholder Rights Plan; Exemption of Merger from Operation of BFC’s Shareholder Rights Plan (page     )

Bluegreen has in place a shareholder rights plan which its board of directors adopted to protect its shareholders from coercive or otherwise unfair takeover tactics. In general terms, Bluegreen’s shareholder rights plan currently imposes a significant penalty upon any person or group which, without the prior approval of Bluegreen’s board of directors, acquires beneficial ownership of shares of Bluegreen’s Common Stock, which together with all other shares of Bluegreen’s Common Stock owned by the person or group, represents 10% or more of the outstanding shares of such stock. Under the terms of the shareholder rights plan, BFC is excepted as an acquiring person from the operation of the plan. Further, Bluegreen’s board of directors has approved the merger, which, under the terms of the shareholder rights plan, makes the shareholder rights plan inapplicable to the merger. In any event, Bluegreen’s shareholder rights plan will be terminated at the effective time of the merger.

BFC also currently has in place a shareholder rights plan. BFC’s shareholder rights plan was adopted in an effort to preserve BFC’s ability to utilize its net operating loss carryforwards to offset future taxable income. The shareholder rights plan is designed to prevent BFC from experiencing an “ownership change” for purposes of Section 382 of the Code by causing substantial dilution to any person or group that, without the approval of BFC’s board of directors, acquires beneficial ownership of shares of BFC’s Class A Common Stock or Class B Common Stock, which together with all other shares of BFC’s Class A Common Stock and Class B Common Stock owned by the person or group, represents 5% or more of the outstanding shares of BFC’s Class A Common Stock and Class B Common Stock. BFC’s board of directors has exempted the merger from the operation of BFC’s shareholder rights plan.

With each share of BFC’s Class A Common Stock that Bluegreen’s shareholders receive in the merger, Bluegreen’s shareholders will also receive an associated preferred share purchase right in accordance with BFC’s shareholder rights plan. See the sections of this joint proxy statement/prospectus entitled “Comparison of Rights of Common Shareholders of BFC and Bluegreen” and “Information About BFC — Description of Capital Stock” for additional information regarding BFC’s shareholder rights plan and the preferred share purchase rights.

Appraisal Rights (page     )

Under the MBCA, holders of Bluegreen’s Common Stock who do not vote for the approval of the merger agreement and who properly exercise their appraisal rights with respect to the merger will be entitled to receive a cash payment equal to the “fair value” of their shares. The receipt of cash in exchange for shares of Bluegreen’s Common Stock will be a taxable transaction. Pursuant to the MBCA, fair value of the shares of Bluegreen’s Common Stock held by a Bluegreen shareholder exercising appraisal rights means the value of such shares immediately before the effective date of the merger excluding any element of value arising from the expectation or accomplishment of the merger, unless exclusion would be inequitable, and could be more than, less than or equal to the value of the shares of BFC’s Class A Common Stock that the shareholder would otherwise have received in connection with the merger. Merely voting against the approval of the merger agreement will not serve to assert the appraisal rights of a holder of Bluegreen’s Common Stock under the MBCA. In addition, a proxy submitted by a record holder of Bluegreen’s Common Stock not marked “Against” or “Abstain” will be voted “For” the approval of the merger agreement and, accordingly, will result in the waiver of such record holder’s appraisal rights. In addition to not voting, or causing or permitting to be voted, any of their shares of Bluegreen’s Common Stock in favor of the merger, Bluegreen’s shareholders who wish to exercise appraisal rights must comply with the other requirements under the MBCA for exercising and perfecting appraisal rights, as described in the section of this joint proxy statement/prospectus entitled “The Merger — Appraisal Rights” beginning on page     . These requirements include, among others, that the shareholder deliver to Bluegreen, before the time of the vote on the merger agreement is taken, written notice of the shareholder’s intent to demand payment for his, her or its shares of Bluegreen’s Common Stock if the merger is completed. This written notice must be delivered to Anthony M. Puleo, Senior Vice President, Chief Financial Officer, Treasurer and Secretary, Bluegreen Corporation, 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431. Bluegreen recommends that any such notice be sent by registered or certified mail, return receipt requested. Annex F to this joint proxy statement/prospectus contains the full text of Sections 13.01 through 13.31 of the MBCA, which relate to appraisal rights. You are encouraged to read these provisions carefully and in their entirety. BFC’s obligation to consummate the merger is conditioned upon holders of not more than 10% of the outstanding shares of Bluegreen’s Common Stock exercising, or remaining entitled to exercise, appraisal rights for their shares.

Under the FBCA, BFC’s shareholders will not be entitled to appraisal rights in connection with the merger.

Risks (page     )

In evaluating the merger, you should carefully read this joint proxy statement/prospectus in its entirety, including all of the annexes hereto, and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page     .

Recommendations of Bluegreen’s Special Committee and Board of Directors (page     )

The board of directors of Bluegreen designated a special committee comprised of independent directors to, among other things, negotiate, review and evaluate the terms and conditions, and, with the assistance of its legal counsel and financial advisor, determine the advisability of, the merger. After such negotiation, review and evaluation, as well as consideration of the opinion of its financial advisor, the Bluegreen special committee determined that the merger is advisable, fair to and in the best interests of Bluegreen’s shareholders. On the basis of such determination, the Bluegreen special committee recommended that the full board of directors of Bluegreen approve, and recommend to the shareholders of Bluegreen that they approve, the merger agreement.

After careful evaluation and consideration of the merger agreement and the recommendation of the Bluegreen special committee, the board of directors of Bluegreen determined that the merger is advisable, fair to and in the best interests of Bluegreen’s shareholders. Accordingly, the board of directors of Bluegreen approved the merger agreement and recommends that Bluegreen’s shareholders vote “FOR” the approval of the merger agreement.

To review the background of, and Bluegreen’s reasons for, the merger, as well as certain risks related to the merger, see, in particular, the sections of this joint proxy statement/prospectus entitled “The Merger — Background of the Merger,” “The Merger — Recommendation of the Bluegreen Board and its Reasons for the Merger” and “Risk Factors.”

Opinion of the Financial Advisor to the Bluegreen Special Committee (page     )

On November 11, 2011, Cassel Salpeter & Co., LLC, financial advisor to Bluegreen’s special committee (“Cassel Salpeter”), rendered its oral opinion to Bluegreen’s special committee (which was confirmed in writing by delivery of Cassel Salpeter’s written opinion dated November 11, 2011), as to the fairness, from a financial point of view, to the holders of Bluegreen’s Common Stock other than BFC and its affiliates (sometimes hereinafter referred to as “Bluegreen’s unaffiliated shareholders”) of the exchange ratio in the merger pursuant to the merger agreement.

Cassel Salpeter’s opinion was addressed to Bluegreen’s special committee and only addressed the fairness, from a financial point of view, to Bluegreen’s unaffiliated shareholders of the exchange ratio in the merger pursuant to the merger agreement. It does not address any other aspect or implication of the merger. Cassel Salpeter has consented to the inclusion of its written opinion in this joint proxy statement/prospectus. The full text of Cassel Salpeter’s written opinion, dated as of November 11, 2011, which sets forth the assumptions made, matters considered, procedures followed, and limitations on the review undertaken by Cassel Salpeter in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Further, the summary of Cassel Salpeter’s opinion and related analyses contained herein is qualified in its entirety by reference to the full text of the opinion. Neither Cassel Salpeter’s opinion nor such summary is intended to be, and neither constitutes, a recommendation to any of Bluegreen’s shareholders or any other security holder as to how they should vote or act with respect to any matter relating to the merger or otherwise.

Recommendation of BFC’s Board of Directors (page     )

After careful evaluation and consideration of the merger agreement and the opinion of its financial advisor, the board of directors of BFC determined that the merger is advisable, fair to and in the best interests of BFC and its shareholders. Accordingly, the board of directors of BFC approved the merger and recommends that BFC’s shareholders vote “FOR” the merger and “FOR” the reverse stock split.

To review the background of, and BFC’s reasons for, the merger, as well as certain risks related to the merger, see, in particular, the sections of this joint proxy statement/prospectus entitled “The Merger — Background of the Merger,” “The Merger — Recommendation of the BFC Board and its Reasons for the Merger” and “Risk Factors.”

Opinion of the Financial Advisor to BFC’s Board of Directors (page     )

JMP Securities LLC, financial advisor to BFC’s board of directors (“JMP Securities”), delivered its opinion to BFC’s board of directors to the effect that, as of the date of its opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of BFC’s Class A Common Stock and Class B Common Stock.

The full text of JMP Securities’ opinion, dated November 10, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by JMP Securities in rendering its opinion is attached as Annex B to this joint proxy statement/prospectus, and JMP Securities has consented to such herein. JMP Securities’ opinion is directed to the board of directors of BFC in connection with its consideration of the merger. JMP Securities’ opinion is not a recommendation as to how BFC’s shareholders should vote at BFC’s special meeting. You are urged to read JMP Securities’ opinion carefully and in its entirety.

Limitation on the Solicitation, Negotiation and Discussion of Other Acquisition Proposals (page     )

The merger agreement contains restrictions on the ability of each of BFC and Bluegreen to, among other things, solicit, negotiate and discuss with third parties other proposals relating to the acquisition of the companies.

Notwithstanding these restrictions, if at any time prior to the effective time of the merger, Bluegreen’s special committee or board of directors or BFC’s board of directors receives an unsolicited, bona fide written acquisition proposal not in violation of the “no solicitation” provisions of the merger agreement and Bluegreen’s special committee or board of directors or BFC’s board of directors, as the case may be, reasonably determines in good faith, after consultation with their financial, legal and other advisors, that such proposal will result in, or is reasonably expected to result in, a more favorable proposal to the applicable company’s shareholders from a financial point of view than the merger or other revised proposal submitted by BFC or Bluegreen and is reasonably capable of being consummated on the terms proposed, then, after receiving the advice of outside counsel that it may be necessary to take such actions to comply with its fiduciary duties under applicable law, Bluegreen or BFC, as the case may be, may (i) furnish information about its business to the person making such proposal and (ii) participate in discussions or negotiations regarding such proposal with the person making such proposal.

Change of the Recommendation of the Board of Directors of BFC or Bluegreen (page     )

The merger agreement provides that the board of directors of BFC and Bluegreen may withhold, withdraw, modify or change its recommendation of the advisability of the merger or approve or recommend any other acquisition or similar proposal only if, at any time prior to the effective time of the merger, a superior proposal (as described above) was received without violation of the “no solicitation” provisions of the merger agreement and BFC’s board of directors or Bluegreen’s special committee or board of directors, as the case may be, determines in good faith and after consultation with their financial advisors and legal counsel that the failure to take such actions would be inconsistent with their fiduciary duties under applicable law.

Interests of Certain Persons in the Merger (page     )

Shareholders should note that some directors and executive officers of BFC and Bluegreen have interests in the merger that are different from, or are in addition to, the interests of BFC’s and Bluegreen’s shareholders generally. Specifically, Alan B. Levan, the Chairman, Chief Executive Officer and President of BFC, John E. Abdo, the Vice Chairman of BFC, and their respective affiliates collectively beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock (including shares which may be acquired within 60 days pursuant to the exercise of stock options) representing approximately 72% of the general voting power and approximately 24% of the total common stock of BFC. Messrs. Levan and Abdo also serve as Chairman and Vice Chairman, respectively, of Bluegreen. Further, as a result of their ownership position in BFC’s Class A Common Stock and Class B Common Stock, may be deemed to control BFC and therefore beneficially own the 16,922,953 shares of Bluegreen’s Common Stock owned directly or indirectly by BFC, which represents approximately 54% of the outstanding shares of such stock. In addition, Messrs. Levan and Abdo beneficially own (including shares which may be acquired within 60 days pursuant to the exercise of stock options) 110,000 shares and 100,000 shares, respectively, of Bluegreen’s Common Stock, which in each case represents less than 1% of the outstanding shares of such stock. After the completion of the merger, Messrs. Levan and Abdo are expected to beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock (including shares which may be acquired within 60 days pursuant to the exercise of stock options) representing approximately 70% of the general voting power and approximately 10% of the total common stock of BFC. Additionally, in connection with the merger, BFC has agreed to cause James R. Allmand, III, Lawrence A. Cirillo, Mark A. Nerenhausen, Norman Becker, Orlando Sharpe and Arnold Sevell, the six current directors of Bluegreen who are not currently directors of BFC, to be appointed to BFC’s board of directors at the effective time of the merger. Following the merger, BFC’s directors and executive officers will continue to receive compensation, including equity-based compensation, from BFC for their services. Each of BFC’s board of directors and Bluegreen’s special committee and board of directors was aware of these interests.

Regulatory Matters (page     )

BFC must comply with applicable federal and state securities laws in connection with the issuance of the shares of BFC’s Class A Common Stock in the merger and the filing of this joint proxy statement/prospectus with the SEC.

BFC is also currently subject to regulation by the Federal Reserve, and as such, there are limitations on the amount of shares of BFC’s Class A Common Stock that an individual or company can own without obtaining regulatory approval. Bluegreen’s shareholders are urged to read the description of those limitations contained on page      in order to determine if they are required to obtain regulatory approval relating to the ownership of BFC’s Class A Common Stock.

In addition, as described above, BFC has received confirmation from the Federal Reserve that the Federal Reserve has not identified any material supervisory concerns with respect to the proposed merger; however, the Federal Reserve may, in its discretion, decide to reconsider its position in the event of, among other things, a change in the terms or conditions of the transaction.

BankAtlantic Bancorp is also subject to regulation by the Federal Reserve, and BankAtlantic is subject to regulation by the Office of the Comptroller of the Currency (the “OCC”). During February 2011, BankAtlantic Bancorp and BankAtlantic each entered into Cease and Desist Orders with the OTS, the supervisory authority of which is now held by the Federal Reserve in the case of BankAtlantic Bancorp and the OCC in the case of BankAtlantic. See “Recent Developments” beginning on page      for further information regarding these Cease and Desist Orders. In addition, during January 2012, the SEC brought a civil action against BankAtlantic Bancorp and its Chief Executive Officer alleging violations of provisions of federal securities laws. BankAtlantic

Bancorp believes that it and its Chief Executive Officer fully complied with applicable law and intends to vigorously defend the litigation. See “Information About BFC — Legal Proceedings — BankAtlantic Bancorp and its Subsidiaries” beginning on page      for further information regarding this litigation.

Resale of BFC’s Class A Common Stock (page     )

The shares of BFC’s Class A Common Stock to be issued in connection with the merger will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any Bluegreen shareholder who may be deemed to be an affiliate of BFC for purposes of Rule 144 under the Securities Act after the completion of the merger.

Comparison of Rights of Common Shareholders of BFC and Bluegreen (page     )

Bluegreen’s shareholders, whose rights are currently governed by Massachusetts law, Bluegreen’s Restated Articles of Organization and Bluegreen’s Amended and Restated Bylaws, in each case as amended, will, upon consummation of the merger and provided they do not exercise and perfect their appraisal rights, become holders of BFC’s Class A Common Stock, and their rights will be governed by Florida law and BFC’s Second Amended and Restated Articles of Incorporation and Bylaws, as amended.

Litigation Regarding the Merger (page     )

Purported class action lawsuits seeking to enjoin the merger or, if it is completed, to recover relief as determined by the applicable presiding court to be appropriate have been filed in the 15th Judicial Circuit in and for Palm Beach County, Florida and the Superior Court for Suffolk County in the Commonwealth of Massachusetts. BFC and Bluegreen believe that the lawsuits are without merit and intend to defend against them vigorously.

Material U.S. Federal Income Tax Consequences of the Merger (page     )

The merger has been structured to qualify as a tax-free “reorganization” under Section 368(a) of the Code. Accordingly, a holder of Bluegreen’s Common Stock generally will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of his, her or its shares of Bluegreen’s Common Stock for shares of BFC’s Class A Common Stock. Each holder of Bluegreen’s Common Stock will have a tax basis in the shares of BFC’s Class A Common Stock that he, she or it receives in the merger equal to his, her or its current tax basis in his, her or its shares of Bluegreen’s Common Stock.

Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (“Stearns Weaver”) will issue an opinion to BFC and Bluegreen as of the effective date of the merger to the effect that the merger will qualify as a tax-free “reorganization” under Section 368(a) of the Code and that BFC and Bluegreen will each be a party to that “reorganization” under Section 368(b) of the Code.

As described in further detail below, holders of Bluegreen’s Common Stock have the right to assert and exercise appraisal rights with respect to the merger and obtain payment in cash for the value of their shares. The receipt of cash in exchange for shares of Bluegreen’s Common Stock will be a taxable transaction.

This summary may not be applicable to all holders of Bluegreen’s Common Stock. You should read the section of this joint proxy statement/prospectus entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” for a more complete discussion of the U.S. federal income tax consequences of the merger. Tax matters can be complicated, and the tax consequences of the merger to you will depend on your particular tax situation. You are urged to consult your tax advisor to determine the tax consequences of the merger to you.

Anticipated Accounting Treatment (page     )

The merger will be accounted for as an equity transaction by BFC for financial reporting and accounting purposes under U.S. generally accepted accounting principles. The results of operations of Bluegreen will continue to be included in the consolidated financial statements of BFC.

Termination of the Merger Agreement (page     )

The merger agreement may be terminated at any time prior to the effective time of the merger upon the mutual written consent of BFC and Bluegreen. In addition, each of BFC and Bluegreen may terminate the merger agreement under certain circumstances, including, without limitation:

•	if the requisite shareholder approvals are not obtained and all other conditions to closing are not satisfied or, to the extent permitted by applicable law, waived at the effective time of the merger;

•	if the merger has not been consummated by June 30, 2012, or provided the parties are proceeding in good faith to consummate the merger, September 30, 2012;

•	if any order, decree, ruling or other judgment issued by any court or other governmental entity prohibiting the consummation of the merger is in effect and has become final and nonappealable;

•	if JMP Securities, in the case of BFC, or Cassel Salpeter, in the case of Bluegreen, withdraws, revokes, annuls or materially modifies its fairness opinion; or

•

if Bluegreen’s special committee or board of directors or BFC’s board of directors determines to approve or recommend another acquisition or similar proposal after complying with the “no solicitation” provisions of the merger agreement or withholds or withdraws its recommendation of the merger in a manner adverse to the other company.

Market Prices and Dividend Information

BFC’s Class A Common Stock is currently listed for trading on the Pink Sheets under the trading symbol “BFCF.PK.” Bluegreen’s Common Stock is listed for trading on the NYSE under the trading symbol “BXG.” As described above, consummation of the merger is conditioned upon, among other things, BFC’s Class A Common Stock being listed for trading on a national securities exchange at the effective time of the merger.

The following table sets forth the closing prices for BFC’s Class A Common Stock and Bluegreen’s Common Stock, as quoted on the Pink Sheets and NYSE, respectively, on November 11, 2011, the last trading day before the public announcement of the merger agreement, and on             , 2012, the last trading day before the date of this joint proxy statement/prospectus. The table also includes the equivalent prices per share of Bluegreen’s Common Stock that holders of such stock would receive in connection with the merger if the merger were completed on those dates, applying the exchange ratio of eight shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock.

	BFC’s Class A Common Stock	Bluegreen’s Common Stock	Equivalent Value of Bluegreen’s Common Stock
November 11, 2011	$0.57	$2.04	$4.56
, 2012	$—	$—	$—

The above table shows only historical comparisons. These comparisons may not provide meaningful information to BFC’s and Bluegreen’s shareholders in determining whether to approve the merger. Shareholders of BFC and Bluegreen are urged to obtain current market quotations and to carefully review the other information contained in this joint proxy statement/prospectus prior to voting their shares.

BFC has never paid cash dividends on its Class A Common Stock or Class B Common Stock. BFC has historically paid regularly quarterly cash dividends of $187,500 on its outstanding preferred stock. BFC, on a parent company only basis, previously committed that it would not, without the prior written non-objection of its primary regulator, among other things, declare or make any dividends or other capital distributions other than the regular quarterly dividends payable on its outstanding preferred stock. Additionally, on June 30, 2011, BFC was advised that it was not permitted to make dividend payments on its preferred stock without such prior written non-objection. During the quarter ended September 30, 2011, BFC received from the Federal Reserve, which now has supervisory authority over BFC, a written non-objection to the payment of the dividend on BFC’s outstanding preferred stock for such quarter. However, there is no assurance that any future required written non-objection will be received. The merger agreement also contains restrictions on BFC’s right to make dividend payments or capital distributions during the interim period between the date of the merger agreement and the effective time of the merger.

While BFC may consider declaring and paying dividends in the future with respect to its Class A Common Stock, there can be no assurance that it will do so. Future declaration and payment of cash dividends with respect to BFC’s Class A Common Stock, if any, will be determined in light of the then-current financial condition of BFC and other factors deemed relevant by the board of directors of BFC and, as described above, is currently subject to regulatory restrictions.

Bluegreen did not pay any cash or stock dividends during the years ended December 31, 2009 or 2010. Certain of Bluegreen’s credit facilities contain terms which prohibit the payment of cash dividends on Bluegreen’s Common Stock and Bluegreen’s ability to repurchase shares. In addition there is no assurance that Bluegreen’s future credit facilities will not contain similar terms. Subject to such restrictions, Bluegreen’s board of directors may consider the possibility of paying cash dividends at some point in the future. However, any decision by Bluegreen’s board of directors to pay dividends will be based on Bluegreen’s cash position and operating and capital needs. There is no assurance that Bluegreen will pay cash dividends to its shareholders in the foreseeable future.

Comparative Per Share Data

The following table sets forth historical per share information of BFC and Bluegreen. The table also sets forth pro forma per share information after giving effect to (i) the merger as an equity transaction and (ii) both the merger as an equity transaction and BankAtlantic Bancorp’s sale of BankAtlantic to BB&T. The pro forma equivalent information of Bluegreen was derived by multiplying the pro forma net income (loss) per common share from continuing operations information for the year ended December 31, 2010 and the nine months ended September 30, 2011 and book value per common share information as of September 30, 2011, in each case by the exchange ratio of eight shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock. You should not rely on this information as being indicative of the historical results that would have been achieved had these transactions occurred on an earlier date or the future results that BFC will experience in the event these transactions are consummated. The pro forma per share data has been derived from and should be read in conjunction with the unaudited pro forma condensed consolidated financial statements and related notes included in this joint proxy statement/prospectus. The historical per share data has been derived from and should be read in conjunction with the historical consolidated financial statements of BFC and Bluegreen and related notes included in this joint proxy statement/prospectus.

	September 30, 2011
	BFC Financial Corporation			Bluegreen Corporation
	Historical	Pro Forma for Merger Only	Pro Forma Combined for Merger and BankAtlantic Transaction	Historical	Pro Forma Equivalent for Merger Only	Pro Forma Equivalent Combined for Merger and BankAtlantic Transaction

Net income (loss) per common share from continuing operations:
Basic	$0.09	$0.10	$(0.08)	$0.75	$0.80	$(0.64)
Diluted	$0.09	$0.10	$(0.08)	$0.72	$0.80	$(0.64)
Book value per common share:
Basic	$1.57	$0.83	$1.68	$9.81	$6.62	$13.46
Diluted	$1.57	$0.83	$1.68	$9.52	$6.62	$13.46

	December 31, 2010
	BFC Financial Corporation			Bluegreen Corporation
	Historical	Pro Forma for Merger Only	Pro Forma Combined for Merger and BankAtlantic Transaction	Historical	Pro Forma Equivalent for Merger Only	Pro Forma Equivalent Combined for Merger and BankAtlantic Transaction
Net income (loss) per common share from continuing operations:
Basic	$(1.27)	$(0.43)	$(0.50)	$0.08	$(3.44)	$(4.00)
Diluted	$(1.27)	$(0.43)	$(0.50)	$0.08	$(3.44)	$(4.00)

Selected Historical Consolidated Financial Information of BFC

The following table summarizes BFC’s historical consolidated financial condition and results as of, and for the periods ended on, the dates indicated below. The interim period financial data set forth below is not necessarily indicative of BFC’s results of operations for the full year or any other interim period. In addition, such interim financial data is unaudited; however, BFC’s management believes that such data reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of its results of operations and financial condition as of the dates, and for the periods, indicated. You should not assume the results of operations for past periods indicate results for any future period. The following information is only a summary and should be read together with “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and BFC’s consolidated financial statements and related notes included in this joint proxy statement/prospectus.

	As of and for the Nine
	Months Ended September 30,		As of and for the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Dollars in thousands, except for per share data)
Statements of Operations Data:
Revenues
Real Estate and Other Activities	$304,397	296,168	384,781	50,547	16,870	415,881	573,574
Financial Services	218,094	217,440	284,196	354,087	449,571	520,793	507,746

	522,491	513,608	668,977	404,634	466,441	936,674	1,081,320

Costs and Expenses
Real Estate and Other Activities	273,473	292,966	406,940	199,564	76,470	711,073	617,211
Financial Services	229,259	314,072	426,856	573,467	634,970	579,458	474,311

	502,732	607,038	833,796	773,031	711,440	1,290,531	1,091,522

Gain on bargain purchase of investment in Bluegreen	—	—	—	182,849	—	—	—
Gain (loss) on settlement of investment in subsidiary	11,305	(1,135)	(977)	29,679	—	—	—
Gain on extinguishment of debt	—	—	13,049	—	—	—	—
Equity in earnings (loss) from unconsolidated affiliates	2,765	786	(851)	33,381	15,064	12,724	10,935
Impairment of unconsolidated affiliates	—	—	—	(31,181)	(96,579)	—	—
Impairment of other investments	—	—	—	(2,396)	(15,548)	—	—
Other income	1,299	2,135	2,691	9,763	9,826	17,183	11,479

Income (loss) from continuing operations before income taxes	35,128	(91,644)	(150,907)	(146,302)	(332,236)	(323,950)	12,212
Less: Provision (benefit) for income taxes	14,089	5,896	9,215	(67,500)	15,763	(70,246)	(516)

Income (loss) from continuing operations	21,039	(97,540)	(160,122)	(78,802)	(347,999)	(253,704)	12,728
(Loss) income from discontinued operations, net of income taxes	(36,189)	(13,269)	(20,065)	(14,530)	19,388	8,799	(10,554)
Extraordinary gain, net of income taxes	—	—	—	—	9,145	2,403	—

Net (loss) income	(15,150)	(110,809)	(180,187)	(93,332)	(319,466)	(242,502)	2,174
Less: Net (loss) income attributable to noncontrolling interests	(3,797)	(50,630)	(76,339)	(120,611)	(260,567)	(212,043)	4,395

Net (loss) income attributable to BFC	(11,353)	(60,179)	(103,848)	27,279	(58,899)	(30,459)	(2,221)
Preferred Stock dividends	(563)	(563)	(750)	(750)	(750)	(750)	(750)

Net (loss) income allocable to common stock	$(11,916)	(60,742)	(104,598)	26,529	(59,649)	(31,209)	(2,971)

	As of and for the Nine
	Months Ended September 30,		As of and for the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Dollars in thousands, except for per share data)
Common Share Data (1), (2), (3) Basic (loss) earnings per share of common stock:
Earnings (loss) per share from continuing operations	$0.09	(0.73)	(1.27)	0.73	(1.63)	(0.90)	(0.04)
(Loss) earnings per share from discontinued operations	(0.25)	(0.08)	(0.12)	(0.26)	0.11	0.03	(0.05)
Earnings per share from extraordinary items	—	—	—	—	0.20	0.06	—

Net (loss) earnings per share of common stock	$(0.16)	(0.81)	(1.39)	0.47	(1.32)	(0.81)	(0.09)

Diluted (loss) earnings per share of common stock:
Earnings (loss) per share from continuing operations	$0.09	(0.73)	(1.27)	0.73	(1.63)	(0.90)	(0.04)
(Loss) earnings per share from discontinued operations	(0.25)	(0.08)	(0.12)	(0.26)	0.11	0.03	(0.05)
Earnings per share from extraordinary items	—	—	—	—	0.20	0.06	—

Net (loss) earnings per share of common stock	$(0.16)	(0.81)	(1.39)	0.47	(1.32)	(0.81)	(0.09)

Basic weighted average number of common shares outstanding	75,381	75,379	75,379	57,235	45,097	38,778	33,249

Diluted weighted average number of common shares outstanding	75,381	75,379	75,379	57,235	45,097	38,778	33,249

	As of September 30, 2011	As of December 31,
		2010	2009	2008	2007	2006
Balance Sheet Data (at period end):
Loans, loans held for sale and notes receivable, net	$3,119,918	3,614,455	3,963,086	4,317,645	4,528,538	4,603,505
Real estate inventory	235,401	265,319	384,007	268,763	270,229	847,492
Securities	154,686	556,842	467,520	979,417	1,191,173	1,081,980
Total assets	4,886,839	5,813,066	6,042,101	6,395,582	7,114,433	7,605,766
Deposits	3,321,779	3,891,190	3,948,818	3,919,796	3,953,405	3,867,036
Securities sold under agreements to repurchase, federal funds purchased and other short term borrowings	960	22,764	27,271	279,726	159,905	128,411
Other borrowings (4)	1,133,055	1,440,353	1,362,000	1,556,362	1,992,718	2,398,662
BFC shareholders’ equity	118,667	142,872	245,083	112,867	184,037	177,585
Noncontrolling interests	72,118	78,256	159,312	262,554	558,950	698,323
Total equity	190,785	221,128	404,395	375,421	742,987	875,908

(1)	Since its inception, BFC has not paid any cash dividends on its Class A Common Stock or Class B Common Stock.

(2)	While BFC has two classes of common stock outstanding, the two-class method is not presented because BFC’s capital structure does not provide for different dividend rates or other preferences, other than voting rights, between the two classes.

(3)	Prior to the merger of I.R.E. Realty Advisory Group, Inc. (“I.R.E. RAG”) with and into BFC in November 2007, I.R.E. RAG owned 4,764,285 shares of BFC’s Class A Common Stock and 500,000 shares of BFC’s Class B Common Stock. Those shares of BFC’s Class A Common Stock and Class B Common Stock were considered to be outstanding; however, because BFC owned 45.5% of I.R.E. RAG’s outstanding common stock, 2,165,367 shares of BFC’s Class A Common Stock and 227,250 shares of BFC’s Class B Common Stock were eliminated from the number of shares outstanding for purposes of computing earnings per share.

(4)	Other borrowings consist of FHLB advances, notes and mortgage notes payable and other borrowings, receivable-backed notes payable and junior subordinated debentures.

Selected Historical Parent Company Only Financial Information of BFC

The following table summarizes BFC’s historical parent company only financial condition and results as of, and for the periods ended on, the dates indicated below. The interim period financial data set forth below is not necessarily indicative of BFC’s results of operations for the full year or any other interim period. In addition, such interim financial data is unaudited; however, BFC’s management believes that such data reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of its results of operations and financial condition as of the dates, and for the periods, indicated. You should not assume the results of operations for past periods indicate results for any future period. The following information is only a summary and should be read together with “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and BFC’s consolidated financial statements and related notes included in this joint proxy statement/prospectus.

	As of and for the
	Nine Months
	Ended
	September 30,	As of and for the Years Ended December 31,
	2011	2010	2009	2008	2007	2006
	(In thousands)
Balance Sheet Data:
Assets
Cash and cash equivalents	$805	4,958	1,308	9,218	17,999	17,815
Securities available for sale	13,693	38,829	18,981	16,523	20,862	22,262
Investment in Woodbridge Holdings, LLC.	114,082	115,999	197,288	35,575	54,637	57,009
Investment in BankAtlantic Bancorp, Inc.	181	2,377	47,555	66,326	108,173	113,586
Investment in and advances in other subsidiaries	1,663	113	2,376	2,323	1,578	1,525
Note receivable due from Woodbridge Holdings, LLC.	9,499	2,012	—	—	3,782	2,157
Other assets	1,487	1,444	1,121	1,196	1,770	3,169

Total assets	$141,410	165,732	268,629	131,161	208,801	217,523

Liabilities and Shareholders’ Equity
Advances from and negative basis in wholly-owned subsidiaries	949	942	818	789	3,174	1,290
Other liabilities	10,765	10,889	11,699	6,476	7,722	7,351
Deferred income taxes	—	—	—	—	13,868	31,297

Total liabilities	11,714	11,831	12,517	7,265	24,764	39,938
Redeemable 5% Cumulative Preferred Stock	11,029	11,029	11,029	11,029	—	—
Shareholders’ equity	118,667	142,872	245,083	112,867	184,037	177,585

Total liabilities and shareholders’ equity	$141,410	165,732	268,629	131,161	208,801	217,523

	As of and for the
	Nine Months
	Ended September 30,		As of and for the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(In thousands)
Statements of Operations Data:
Revenues	$1,661	1,198	2,018	1,202	2,489	3,977	2,232
Expenses	5,294	6,752	8,586	8,567	11,405	9,565	8,413

(Loss) before earnings (loss) from subsidiaries	(3,633)	(5,554)	(6,568)	(7,365)	(8,916)	(5,588)	(6,181)
Equity in earnings (loss) in Woodbridge Holdings, LLC.	(3,445)	(17,166)	(36,903)	(91,380)	(22,261)	(39,622)	(1,522)
Equity in (loss) earnings in BankAtlantic Bancorp	(5,740)	(38,522)	(59,326)	(56,786)	(51,769)	(6,168)	4,283
Equity in earnings (loss) in other subsidiaries	1,465	(359)	(2,361)	(467)	15	(1,083)	(658)

Income (loss) from continuing operations before income taxes	(11,353)	(61,601)	(105,158)	26,762	(82,931)	(52,461)	(4,078)
Benefit for income taxes	—	(1,422)	(1,310)	(517)	(14,887)	(19,599)	(1,857)

Income (loss) from continuing operations	(11,353)	(60,179)	(103,848)	27,279	(68,044)	(32,862)	(2,221)
Extraordinary gain, net of taxes	—	—	—	—	9,145	2,403	—

Net (loss) income attributable to BFC	(11,353)	(60,179)	(103,848)	27,279	(58,899)	(30,459)	(2,221)
Preferred stock dividends	(563)	(563)	(750)	(750)	(750)	(750)	(750)

Net (loss) income allocable to common stock	$(11,916)	(60,742)	(104,598)	26,529	(59,649)	(31,209)	(2,971)

Statements of Cash Flow Data:
Operating Activities:
Net (loss) income attributable to BFC	$(11,353)	(60,179)	(103,848)	27,279	(58,899)	(30,459)	(2,221)
Other operating activities	74	54,455	94,687	(33,524)	53,391	25,954	(820)

Net cash used in operating activities	(11,279)	(5,724)	(9,161)	(6,245)	(5,508)	(4,505)	(3,041)
Net cash provided by (used in) investing activities	7,689	10,655	13,559	(915)	(2,469)	(30,869)	(923)
Net cash (used in) provided by financing activities	(563)	(561)	(748)	(750)	(804)	35,558	(4,904)

(Decrease) increase in cash and cash equivalents	(4,153)	4,370	3,650	(7,910)	(8,781)	184	(8,868)
Cash at beginning of period	4,958	1,308	1,308	9,218	17,999	17,815	26,683

Cash at end of period	$805	5,678	4,958	1,308	9,218	17,999	17,815

Selected Historical Consolidated Financial Information of Bluegreen

The following table summarizes Bluegreen’s historical consolidated financial condition and results as of, and for the periods ended on, the dates indicated below. The interim period financial data set forth below is not necessarily indicative of Bluegreen’s results of operations for the full year or any other interim period. In addition, such interim financial data is unaudited; however, Bluegreen’s management believes that such data reflects all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of its results of operations and financial condition as of the dates, and for the periods, indicated. You should not assume the results of operations for past periods indicate results for any future period. The following information is only a summary and should be read together with “Bluegreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Bluegreen’s consolidated financial statements and related notes included in this joint proxy statement/prospectus.

	As of and for the Nine Months Ended September 30, 2011 (1)	For the Nine Months Ended September 30, 2010 (1)	As of and for the Years Ended December 31,
			2010(1)	2009	2008	2007	2006
	(Dollars in thousands, except per share data)
Statement of Operations Data:
Sales of VOls	$127,595	$108,475	$125,765	$201,755	$428,010	$450,163	$404,950
Other resort operations revenues	53,325	50,181	67,036	57,014	58,643	53,624	49,831
Fee-based sales commission revenue	52,532	37,458	52,966	20,057	—	—	—
Interest income	71,986	80,878	106,463	69,337	57,831	44,703	40,765

Total revenues	$305,438	$276,992	$352,230	$348,163	$544,484	$548,490	$495,546

Income from continuing operations attributable to Bluegreen Corporation	23,271	4,713	2,404	20,064	2,561	17,119	11,847
Cumulative effect of change in accounting principle	—	—	—	—	—	—	(4,494)
Net income (loss) attributable to Bluegreen Corporation	$(17,118)	$(20,256)	$(43,966)	$(3,572)	$(516)	$31,926	$29,817

Per Share Data:
Diluted earnings from continuing operations attributable to Bluegreen Corporation	$0.72	$0.15	$0.08	$0.65	$0.08	$0.55	$0.38

Balance Sheet Data:
Notes receivable, net	$530,206		$568,985	$309,307	$340,644	$160,665	$144,251
Inventory	308,179		337,684	370,470	342,779	288,969	233,290
Total assets	1,126,432		1,255,932	1,131,265	1,193,507	1,039,578	854,212
Total debt obligations	711,852		824,878	539,436	582,683	397,804	290,670
Total Bluegreen Corporation shareholders’ equity	269,623		284,165	386,230	382,467	385,108	353,023
Book Value per common share	$8.59		$9.07	$12.32	$12.24	$12.34	$11.44

Selected Operating Data:
Weighted-average interest rate on notes receivable at period end	15%		15%	15%	14%	14%	14%

	As of and for the Nine Months Ended September 30, 2011(1)	For the Nine Months Ended September 30, 2010(1)	As of and for the Years Ended December 31,
			2010(1)	2009	2008	2007	2006
	(Dollars in thousands, except per share data)
Bluegreen Resorts Statistics:
System-wide sales of VOI	$228,599	$224,230	$297,916	$250,984	$494,307	$473,281	$419,767
VOI sales(2)	127,595	108,475	125,765	201,755	428,010	450,163	404,950
Gross margin on VOI sales	75%	70%	77%	67%	77%	75%	78%
Fee-based sales commission Revenue	52,532	37,458	52,966	20,057	—	—	—
Other resort operations revenue	53,325	50,181	67,036	57,014	58,643	53.624	49,831
Segment operating profit(3)	$44,754	$14,369	$15,706	$37,748	$46,999	$62,890	$54,310
Number of Vacation Club resorts at period end	59	56	56	54	50	45	43
Number of Bluegreen VOI sale Transactions(4)	12,880	14,217	18,504	19,602	44,224	42,768	41,097
Number of sales made on behalf outside developers for a fee	6,229	4,588	6,426	2,593	—	—	—

(1)	Under applicable accounting guidance adopted effective January 1, 2010, Bluegreen consolidated special purpose finance entities associated with prior securitization transactions which previously qualified for “off-balance-sheet” sales treatment. The balance sheet data as of December 31, 2010 and September 30, 2011 and statement of operations data for the year ended December 31, 2010 and the nine months ended September 30, 2011 and 2010 reflect the impact of the consolidation of these special purpose finance entities in Bluegreen’s financial statements. See Note 2 to Bluegreen’s audited consolidated financial statements included in this joint proxy statement/prospectus for additional information.

(2)

VOI sales in 2006, 2007 and 2008 include gains on sales of notes receivable of $44.7 million, $39.4 million and $8.2 million, respectively. No gains of sales of notes receivable were recognized in 2009, 2010 or the nine months ended September 30, 2011. VOI sales in 2010 include the effect of charges totaling $69.7 million to increase the allowance for uncollectible VOI notes receivable in connection with the loans to borrowers with lower FICO® scores generated prior to December 15, 2008, the date on which Bluegreen implemented FICO® score-based credit underwriting standards.

(3)	Segment operating profit is operating profit from continuing operations prior to the allocation of corporate overhead, interest income, other income or expense, interest expense, income taxes, non-controlling interests, restructuring charges, goodwill impairment charges and cumulative effect of change in accounting principles.

(4)	Number of Bluegreen VOI sale transactions are presented before giving effect to the percentage-of-completion method of accounting and the deferral of sales in accordance with timeshare accounting rules. See “Revenue Recognition and Contracts Receivable” under Note 1 to Bluegreen’s audited consolidated financial statements included in this joint proxy statement/prospectus for additional information.

RISK FACTORS

In deciding how to vote your shares, you should carefully consider the risks described below in addition to the other information contained in this joint proxy statement/prospectus. If any of the following risks actually occur, the financial condition or results of operations of BFC, Bluegreen or the combined company after the merger could be materially and adversely affected and the value of BFC’s Class  A Common Stock or Class B Common Stock or Bluegreen’s Common Stock could decline.

Risks Related to the Merger

The exchange ratio set forth in the merger agreement will not be adjusted in the event of any change in the market price of BFC’s Class A Common Stock or Bluegreen’s Common Stock.

In connection with the merger, each share of Bluegreen’s Common Stock outstanding at the effective time of the merger (other than shares owned by BFC and holders of Bluegreen’s Common Stock who properly exercise and perfect their appraisal rights) will be converted automatically into the right to receive eight shares of BFC’s Class A Common Stock. While the exchange ratio will be adjusted ratably in connection with the reverse stock split, the merger agreement does not provide for any adjustment for changes in the market price of either BFC’s Class A Common Stock or Bluegreen’s Common Stock. As a result, if the market price of BFC’s Class A Common Stock increases or decreases between the date of the merger agreement and the effective time of the merger, holders of Bluegreen’s Common Stock will be entitled to receive, upon consummation of the merger, shares having greater or lesser market value, respectively, than they would have received based on the market value calculated pursuant to the exchange ratio on the date of the merger agreement.

The market price of BFC’s Class A Common Stock has fluctuated and likely will continue to fluctuate between the date of this joint proxy statement/prospectus and the effective time of the merger. For example, from January 1, 2009 through September 30, 2011, the market price of BFC’s Class A Common Stock ranged from a low of $0.06 per share to a high of $0.99 per share. See “Comparative Stock Prices and Dividends.” Further variations in the market price of BFC’s Class A Common Stock could be the result of market assessments of the likelihood that the merger will be consummated or the timing of the consummation of the merger, general market and economic conditions and other factors both within and beyond the control of BFC or Bluegreen. In addition, similar matters related to BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T may also cause fluctuation in the market price of BFC’s Class A Common Stock. The market price of BFC’s Class A Common Stock increased from a low of $0.28 per share on October 31, 2011, the day prior to the first public announcement of the proposed sale of BankAtlantic, to a high of $0.75 per share on November 1, 2011, the date of such public announcement. As the exchange ratio was agreed upon without regard to the proposed sale of BankAtlantic and its positive impact on BFC, consummation of the merger is not conditioned upon the closing of such sale, and any change to BFC, the market price of BFC’s Class A Common Stock or BFC’s financial condition by reason of such sale not being completed on the contemplated terms, or at all, will not be deemed to constitute a material adverse change under the terms of the merger agreement. Shareholders of both companies are encouraged to obtain current market quotations for BFC’s Class A Common Stock and Bluegreen’s Common Stock prior to voting their shares. However, because the date that the merger may be consummated will be after the BFC and Bluegreen shareholder meetings, at the time of the meetings, shareholders will not know with certainty the market value of the shares of BFC’s Class A Common Stock that holders of Bluegreen’s Common Stock will receive upon consummation of the merger. Further, it is not expected that the proposed sale of BankAtlantic, which is subject to regulatory approvals and other closing conditions, will be consummated prior to the BFC and Bluegreen shareholder meetings, and as indicated above, the sale may not be consummated on the contemplated terms or at all.

Purported class action lawsuits have been filed in Florida and Massachusetts which, if determined adversely to BFC and Bluegreen, may prohibit the consummation of the merger.

Consummation of the merger is conditioned upon, among other things, the absence of any legal restraints or prohibitions preventing the completion of the merger or litigation or other proceeding seeking to enjoin or prohibit the merger. As previously described, purported class action lawsuits seeking to enjoin the merger or, if it is completed, to recover relief as determined by the applicable presiding court to be appropriate have been filed in the 15th Judicial Circuit in and for Palm Beach County, Florida and the Superior Court for Suffolk County in the Commonwealth of Massachusetts. The plaintiffs in these lawsuits allege that the members of Bluegreen’s board of directors breached their fiduciary duties by agreeing to sell Bluegreen without first taking steps to ensure adequate, fair and maximum consideration, engineering a transaction to benefit themselves and not the shareholders and failing to protect the interest of Bluegreen’s minority shareholders. While BFC and Bluegreen believe that the lawsuits are without merit and intend to defend against them vigorously, the outcome of litigation is inherently uncertain. As a result, these lawsuits may threaten the companies’ ability to consummate the merger, in which case BFC and Bluegreen would have incurred significant transaction costs without consummating the transaction. In addition, regardless of the outcome of these actions, the costs of defending against them may be substantial. See the section of this joint proxy statement/prospectus entitled “The Merger — Litigation Regarding the Merger” for more detailed information regarding these lawsuits.

BFC’s Class A Common Stock may not be approved for listing on a national securities exchange and, if approved, the trading volume of BFC’s Class A Common Stock may be less than the historical trading volume of Bluegreen’s Common Stock.

Bluegreen’s Common Stock is traded on the NYSE under the symbol “BXG.” BFC’s Class A Common Stock is currently traded on the Pink Sheets under the symbol “BFCF.PK.” As previously described, consummation of the merger is conditioned upon, among other things, BFC’s Class A Common Stock being listed on a national securities exchange at the effective time of the merger. BFC is currently considering whether to seek listing of its Class A Common Stock on the NYSE, NYSE Arca, NYSE Amex or NASDAQ Stock Market. As of the date of this joint proxy statement/prospectus, BFC has not yet filed a listing application for its Class A Common Stock with any of such national securities exchanges. The requirement that BFC’s Class A Common Stock be listed on a national securities exchange may not be waived. As a result, if BFC’s Class A Common Stock is not approved for listing on a national securities exchange, then BFC and Bluegreen would have incurred significant transaction costs without consummating the transaction.

Further, while a public market exists for BFC’s Class A Common Stock, the stock of NYSE-listed companies, such as Bluegreen, generally have greater trading volumes than those of companies, such as BFC, whose shares are not traded on a national securities exchange. If the merger is consummated and BFC’s Class A Common Stock is listed for trading on a national securities exchange, such listing may not result in a significant increase in the trading volume of BFC’s Class A Common Stock, particularly in relation to the aggregate number of shares to be outstanding after the merger.

If the merger is consummated, Bluegreen’s shareholders will be exposed to the diverse businesses in which BFC has invested.

Upon completion of the merger, holders of Bluegreen’s Common Stock (other than holders who properly exercise and perfect their appraisal rights) will become holders of BFC’s Class A Common Stock. BFC is a holding company with investments in businesses in diverse industries, including industries different than those in which Bluegreen currently operates. In addition to its existing investment in Bluegreen, BFC holds a direct controlling interest in BankAtlantic Bancorp, a Florida-based financial services holding company which owns BankAtlantic, a federally chartered, federally insured savings bank, a direct investment in Benihana, which owns Asian-themed restaurant chains in the United States, and certain real estate and venture capital investments. If the merger is consummated, Bluegreen’s shareholders will not only be subject to the risks relating to an investment in the vacation ownership industry and other industries in which Bluegreen may conduct business, but will also be subject to the risks of BFC’s other investments, especially in the financial services industry. BankAtlantic, like other banks, has been impacted by the deterioration of the credit and real estate markets, specifically in Florida, where most of its borrowers and the real estate collateralizing its loans are located. While BankAtlantic Bancorp has entered into an agreement involving the sale of BankAtlantic to BB&T, the sale is subject to regulatory approvals and other closing conditions, and litigation has been filed which seeks to enjoin the transaction. Further, even if the sale is completed, BankAtlantic Bancorp will retain significant assets, which had a net book value at September 30, 2011 of approximately $623.6 million, as well as intellectual property and operating subsidiaries and previously written off assets, and expects to engage in specialty finance, commercial lending, tax certificate investment and other similar business and investment activities. Further, BFC expects to continue to focus on providing overall support for its existing investments with a view to the improved performance of the organization as a whole, and this business strategy may include additional investments in its subsidiaries, including BankAtlantic Bancorp. A continued deterioration of economic conditions could have a material adverse effect on the future market price of the shares of BFC’s Class A Common Stock that Bluegreen’s shareholders would receive in the merger. For a discussion of BFC’s business and investments and certain factors to consider in connection therewith, you should carefully read and consider all of the risks set forth herein as well as the discussion contained in the section of this joint proxy statement/prospectus entitled “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

If the merger is consummated, BFC’s shareholders will increase their exposure to the industries in which Bluegreen operates.

If the merger is consummated, BFC will significantly increase its exposure to the risks and uncertainties of the vacation ownership industry and other industries in which Bluegreen may conduct business. The positive trends that Bluegreen has experienced with respect to its vacation ownership operations may not continue in the future, particularly if Bluegreen’s fee-based service business, which is relatively new, does not continue to grow or be as profitable as expected or the performance of its VOI receivables deteriorates. In addition, Bluegreen Communities’ has been, and continues to be, adversely impacted by the deterioration in the real estate market. While the results of Bluegreen Communities are currently classified as discontinued operations in connection with Bluegreen’s board of directors’ previous determination to seek to sell Bluegreen Communities or all or substantially all of its assets and its subsequent entry into a Purchase and Sale Agreement with respect to substantially all of the assets that comprise Bluegreen Communities, such sale may not be consummated on the contemplated terms, or at all, and if the sale is not consummated, Bluegreen may not continue to seek to sell those assets or otherwise pursue a strategic transaction for Bluegreen Communities. For a discussion of Bluegreen’s business and certain factors to consider in connection with Bluegreen’s business, you should carefully read and consider the risks described below under “Risks Related to Bluegreen and its Business” as well as the discussion contained in the section of this joint proxy statement/prospectus entitled “Bluegreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Bluegreen’s shareholders will have a significantly reduced voting interest in BFC after the merger than they currently have in Bluegreen.

Bluegreen’s shareholders currently have the right to vote on the election of Bluegreen’s directors and on other matters affecting Bluegreen which requires shareholder approval, with each share of Bluegreen’s Common Stock being entitled to one vote per share and all such shares currently representing 100% of the voting securities of Bluegreen. Collectively, Bluegreen’s shareholders other than BFC currently beneficially own approximately 46% of the outstanding shares of Bluegreen’s Common Stock.

Upon the completion of the merger, each Bluegreen shareholder that receives shares of BFC’s Class A Common Stock will become a shareholder of BFC and will have the right to vote on the election of BFC’s directors and on other matters affecting BFC which requires shareholder approval. Under BFC’s Amended and Restated Articles of Incorporation, each share of BFC’s Class A Common Stock entitles the holder thereof to one vote per share, with all holders of BFC’s Class A Common Stock having in the aggregate 22% of the general voting power of BFC and all holders of BFC’s Class B Common Stock having in the aggregate the remaining 78% of the general voting power of BFC. Accordingly, while Bluegreen’s shareholders will collectively receive shares in the merger constituting approximately 62% of the outstanding shares of BFC’s Class A Common Stock following the merger, in the aggregate, these shares will only represent approximately 14% of the total voting power of BFC. As a result, Bluegreen’s shareholders will have a significantly reduced voting interest in BFC after the merger than they currently have in Bluegreen.

Whether or not the merger is consummated, BFC and Bluegreen will have incurred substantial costs adversely impacting their results of operations and financial conditions and which may also adversely impact the market price of BFC’s Class A Common Stock and Class B Common Stock and Bluegreen’s Common Stock.

BFC and Bluegreen have incurred and will continue to incur substantial costs in connection with the merger. These costs are primarily associated with the fees of their respective attorneys, accountants and financial advisors. In addition, BFC and Bluegreen have each diverted significant management resources in an effort to complete the merger and each is subject to restrictions contained in the merger agreement on the conduct of its business during the interim period between the date of the merger agreement and the effective time of the merger.

Certain executive officers and directors of BFC and Bluegreen have financial interests in the merger that are different from, or in addition to, the interests of BFC’s and Bluegreen’s shareholders generally.

Shareholders should be aware that certain directors and executive officers of each of BFC and Bluegreen have interests in the merger that are different from, or are in addition to, the interests of BFC’s and Bluegreen’s shareholders generally.

Alan B. Levan, the Chairman, Chief Executive Officer and President of BFC, John E. Abdo, the Vice Chairman of BFC, and their respective affiliates collectively beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock (including shares which may be acquired within 60 days pursuant to the exercise of stock options) representing approximately 72% of the general voting power and approximately 24% of the total common stock of BFC. Messrs. Levan and Abdo also serve as Chairman and Vice Chairman, respectively, of Bluegreen. Further, as a result of their ownership position in BFC’s Class A Common Stock and Class B Common Stock, may be deemed to control BFC and therefore beneficially own the 16,922,953 shares of Bluegreen’s Common Stock owned directly or indirectly by BFC, which represents approximately 54% of the outstanding shares of such stock. In addition, Messrs. Levan and Abdo beneficially own (including shares which may be acquired within 60 days pursuant to the exercise of stock options) 110,000 shares and 100,000 shares, respectively, of Bluegreen’s Common Stock, which in each case represents less than 1% of the outstanding shares of such stock. After completion of the merger, it is expected that Messrs. Levan and Abdo will collectively beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock (including shares which may be acquired within 60 days pursuant to the exercise of stock options) representing approximately 70% of the general voting power and approximately 10% of the total common stock of BFC. Additionally, in connection with the merger, BFC has agreed to cause the six directors of Bluegreen who are not currently directors of BFC to be appointed to BFC’s board of directors at the effective time of the merger. Following the merger, BFC’s directors and executive officers will continue to receive compensation, including equity-based compensation, from BFC for their services.

In considering these facts and the other information contained in this joint proxy statement/prospectus, you should be aware of these interests. Please see the section of this joint proxy statement/prospectus entitled “The Merger — Interests of Certain Persons in the Merger” for further information about these interests.

The merger agreement limits the ability of Bluegreen and BFC to pursue an alternative transaction proposal to the merger, and BFC’s existing ownership interest in Bluegreen limits Bluegreen’s ability to consummate any alternative transaction.

Under the MBCA, the sale of Bluegreen generally requires the approval of holders of at least 66-2/3% of Bluegreen’s Common Stock. BFC currently holds approximately 54% of the outstanding shares of such stock. As a result, BFC effectively has the ability to block any sale of Bluegreen to a third party if it so chooses. In light of such ownership and voting interest and BFC’s desire to continue its relationship with Bluegreen, the Bluegreen special committee did not conduct a market check or auction process with respect to the possible sale of Bluegreen. Such a market check or auction process, if Bluegreen had been in a position to conduct one, may have resulted in different terms for Bluegreen’s shareholders.

Further, the merger agreement generally prohibits each of Bluegreen and BFC from soliciting, initiating, encouraging or otherwise facilitating certain alternative transaction proposals with any third party, which may have the effect of limiting each company’s ability to pursue offers from third parties that could result in greater value to its shareholders relative to the terms and conditions of the merger agreement.

Notwithstanding the foregoing, the merger agreement provides Bluegreen with the right to furnish information about its business to any person who makes an unsolicited superior proposal to the merger and participate in discussions or negotiations regarding, and in specific circumstances to accept, such proposal in lieu of the merger. Further, Bluegreen would not be required to pay BFC any termination or similar fee if it chooses to accept any such superior proposal. However, BFC’s control position and ability to veto an alternative transaction limits the likelihood that any potential competing acquirer will come forward. Moreover, if the merger agreement is terminated and the board of directors of Bluegreen determines to seek another merger or business combination, it may not be able to find a partner willing to provide an equivalent or more attractive benefit to Bluegreen’s shareholders than that which would have been received by such shareholders pursuant to the merger agreement. Even if such a partner were found, BFC may not approve any such merger or business combination.

If significant numbers of holders of Bluegreen’s Common Stock exercise their appraisal rights, it could have an adverse effect on the combined company.

If holders of more than 10% of the outstanding shares of Bluegreen’s Common Stock exercise, or remain entitled to exercise immediately prior to the effective time of the merger, their appraisal rights, BFC may elect not to consummate the merger. Even if the merger is consummated, the number of shareholders exercising appraisal rights will impact the combined company’s cash balances and cash flow as such shareholders will be entitled to receive cash in an amount equal to the fair value of their shares as determined in accordance with the MBCA. BFC has the right to waive the condition to consummating the merger even if the holders of 10% or more of Bluegreen’s Common Stock exercise or remain entitled to exercise their appraisal rights, which would increase the amount of cash required to be paid in consideration of appraisal rights. Any significant decrease in the combined company’s cash position as a result of payments to shareholders who exercise their appraisal rights could have a material adverse effect on BFC’s and Bluegreen’s businesses.

Substantial sales of BFC’s Class A Common Stock could adversely affect its market price.

It is currently estimated that up to 116.6 million shares of BFC’s Class A Common Stock may be issued in connection with the merger, before giving effect to the contemplated reverse stock split. The shares issuable in connection with the merger would represent approximately 62% of the total number of shares of BFC’s Class A Common Stock outstanding after the merger. Other than the shares issued to shareholders of Bluegreen who may be deemed to be affiliates of BFC for purposes of Rule 144 under the Securities Act after the completion of the merger, the shares issued in connection with the merger will not be subject to restrictions on resale. The issuance and potential resale of these new shares could have the effect of depressing the market price of BFC’s Class A Common Stock. In addition, although BFC has in place a share repurchase program and may in the future increase the number of shares which may be repurchased under the program, the level of shares which BFC may repurchase in the future is dependent on a variety of factors, including, among other factors, the price of BFC’s Class A Common Stock, prevailing market conditions, BFC’s financial condition and available resources, and other investment alternatives. BFC may not repurchase any shares in the future and, if BFC’s board of directors does decide to repurchase shares, such repurchases may not have a favorable impact on the market price of BFC’s Class A Common Stock.

The board of directors of BFC and Bluegreen may, to the extent permitted by applicable law, choose to waive certain conditions to consummation of the merger and proceed to consummate the transaction.

The merger agreement contains conditions precedent to the obligations of the parties to consummate the merger. The merger agreement also provides that these conditions precedent may, to the extent permitted by applicable law, be waived, in whole or in part, and the merger consummated notwithstanding that a condition precedent has not been fulfilled or satisfied and notwithstanding that the waiver of the condition may directly or indirectly impact the financial condition of the combined company. The determination to waive the fulfillment of a condition will be made by the board of directors of the company waiving the condition. No additional vote of the shareholders will be required in connection with the waiver of a condition precedent. The requirement that BFC’s Class A Common Stock be approved for listing on a national securities exchange at the effective time of the merger may not be waived.

There are limitations on the amount of shares of BFC’s Class A Common Stock that an individual or company can own without obtaining regulatory approval.

As a “unitary savings and loan holding company,” BFC currently is subject to regulation by the Federal Reserve, which regulation includes restrictions on ownership of BFC’s capital stock. Under applicable regulations, if, after giving effect to the number of shares of BFC’s Class A Common Stock a shareholder of Bluegreen receives in the merger, that shareholder, directly or indirectly, or through one or more subsidiaries, or acting in concert with one or more other persons or entities, owns (i) more than 10% of the aggregate number of outstanding shares of BFC’s Class A Common Stock and Class B Common Stock, and one or more specified control factors exist, then the shareholder will be determined, subject to the right of rebuttal, to have acquired control of BFC or (ii) more than 25% of the aggregate number of BFC’s Class A Common Stock and Class B Common Stock, then the shareholder will be conclusively determined to have acquired control of BFC regardless of whether any control factors exist. Accordingly, subject to certain limited exceptions, any Bluegreen shareholder who receives shares in the merger which causes its ownership of BFC’s Class A Common Stock to exceed such thresholds will be required to file an application, notice or rebuttal with the Federal Reserve. Pending favorable action by the Federal Reserve on such application, notice or rebuttal, the shareholder’s actions with respect to BFC will be limited as set forth in the applicable regulation. If the Federal Reserve disapproves of the application or notice, then the shareholder will be required to divest such portion of its shares of BFC’s Class A Common Stock necessary to cause its ownership to fall below the applicable regulatory threshold. Bluegreen’s shareholders should consult with their legal counsel regarding any regulatory limitations on their ownership of BFC’s Class A Common Stock that may be applicable to them, including whether they are required to submit an application, notice or rebuttal to the Federal Reserve relating to their share ownership.

The value that holders of Bluegreen’s Common Stock will receive if they choose to exercise their appraisal rights is uncertain.

Under the MBCA, holders of Bluegreen’s Common Stock are entitled to appraisal rights in connection with the merger. If a holder of Bluegreen’s Common Stock exercises his, her or its appraisal rights and follows the relevant procedures specified in the MBCA, summarized in “The Merger — Appraisal Rights,” he, she or it will have the right to receive a cash payment equal to the fair value of his, her or its stock. The express procedures of the MBCA must be followed and, if they are not, shareholders wishing to exercise their appraisal rights may lose such rights. Moreover, pursuant to the MBCA, the fair value of the shares of Bluegreen’s Common Stock held by a Bluegreen shareholder asserting appraisal rights means the value of such shares immediately before the effective date of the merger, excluding any element of value arising from the expectation or accomplishment of the merger, unless exclusion would be inequitable, and could be more than, less than or equal to the value of the shares of BFC’s Class A Common Stock that the shareholder would otherwise have received in connection with the merger. Further, the fair value cash payment could potentially be determined in judicial proceedings, the result of which cannot be predicted. Accordingly, holders of Bluegreen’s Common Stock exercising appraisal rights may not receive consideration equal to or greater than the value of the shares of BFC’s Class A Common Stock which they would have received in connection with the merger.

BFC’s ability to utilize historic net operating loss carryforwards to offset future taxable income may be severely limited as a result of the merger.

BFC has experienced and continues to experience net operating losses. Under the Code, BFC may utilize available net operating loss carryforwards in certain circumstances to offset future taxable income and to reduce federal income tax liability, subject to certain requirements and restrictions. However, BFC’s ability to use its net operating loss carryforwards could be substantially limited if BFC experiences an “ownership change,” as defined in Section 382 of the Code. BFC believes that the merger, if consummated, will likely result in an “ownership change” with respect to BFC and, accordingly, will limit BFC’s ability in the future to utilize its historic net operating loss carryforwards. While BFC has in place a shareholder rights plan designed to prevent BFC from experiencing an “ownership change” and thereby preserving its ability to utilize its historic net operating losses, BFC has, in accordance with the terms of the merger agreement, exempted the merger from the operation of the shareholder rights plan.

BFC believes that the merger, if consummated, will not result in any material limitations under Section 382 of the Code with respect to the utilization of Bluegreen’s historic net operating losses. However, the combined company may not generate sufficient income to be able to utilize such net operating loss carryforwards in the future.

The Internal Revenue Service may disagree with the parties’ description of the federal income tax consequences of the merger.

Although BFC and Bluegreen will receive an opinion of legal counsel as to the anticipated federal income tax consequences of the merger, neither BFC nor Bluegreen has applied for, or expects to obtain, a ruling from the Internal Revenue Service with respect to the federal income tax consequences of the merger. No assurance can be given that the Internal Revenue Service will agree with the positions taken in the legal opinion or will not challenge the income tax consequences of the merger.

The fairness opinions of Cassel Salpeter and JMP Securities were rendered subject to certain assumptions made and limitations on the review undertaken by such financial advisors and have not been updated since their date of issuance.

JMP Securities delivered a written opinion to BFC’s board of directors, dated November 10, 2011, that, as of such date, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of BFC’s Class A Common Stock and Class B Common Stock. On November 11, 2011, Cassel Salpeter rendered its oral opinion to Bluegreen’s special committee (which was confirmed in writing by delivery of Cassel Salpeter’s written opinion, dated November 11, 2011) as to the fairness, from a financial point of view, to the holders of Bluegreen’s Common Stock other than BFC and its affiliates of the exchange ratio in the merger pursuant to the merger agreement. Neither of these opinions address any other aspect or implication of the merger or the merger agreement or constitute a recommendation as to how holders of Bluegreen’s Common Stock, in the case of Cassel Salpeter’s opinion, or BFC’s Class A Common Stock or Class B Common Stock, in the case of JMP Securities’ opinion, should vote on the merger agreement or the merger. In addition, each opinion was rendered based on certain assumptions made, procedures followed, matters considered and limitations on the review undertaken. Further, each opinion speaks only as of the date of its issuance, and neither opinion has been updated since such date or is expected to be updated at any future date. Consequently, such opinions do not take into account events occurring or information that became available after their respective dates, including, without limitation, any subsequent changes in the financial condition or prospects of BFC or Bluegreen or in financial, economic, market or other conditions. Neither JMP Securities nor Cassel Salpeter expresses any opinion as to what the value of shares of BFC’s Class A Common Stock would actually be when issued in the merger or the prices at which the securities of BFC, BankAtlantic Bancorp or Benihana may trade or be purchased or sold at any time.

Risks Related to BFC and its Business

BFC has in the past incurred cash flow deficits at the BFC parent company level (“BFC Parent”) which are expected to continue in the future.

BFC is engaged in making investments in operating businesses. Historically, BFC Parent has not had revenue generating operating activities and has incurred cash flow deficits. BFC expects to continue to incur cash flow deficits for the foreseeable future. BFC has financed operating cash flow deficits with available working capital, issuances of equity or debt securities, and with dividends from its subsidiaries, which BFC has been dependent upon to fund its operations. Currently, BankAtlantic Bancorp is restricted from paying dividends and these restrictions may continue for the foreseeable future. In addition, Bluegreen has historically not paid dividends on its Common Stock and certain of Bluegreen’s credit facilities contain terms which prohibit the payment of cash dividends without the lender’s consent or waiver. As a result, if cash flow is not sufficient to fund BFC’s operating expenses in the future, it may be forced to reduce operating expenses further, to liquidate some of its investments or to seek to fund its operations from the proceeds of additional equity or debt financing. Such financing may not be available on commercially reasonable terms, if at all, and if BFC is required to liquidate its investments, it may be forced to do so at depressed prices.

Adverse conditions and events where BFC’s investments are currently concentrated or in the industries in which its subsidiaries operate could continue to adversely impact its results and future growth.

BankAtlantic Bancorp’s business, the location of BankAtlantic’s branches and the real estate collateralizing its commercial real estate loans and home equity loans, as well as BFC’s operations, are concentrated in Florida. The downturn in economic conditions generally and in Florida in particular has adversely impacted BFC’s results and operations. Further, Florida is subject to the risks of natural disasters, such as tropical storms and hurricanes. The impact of the economic downturn, natural disasters or adverse changes in laws or regulations applicable to BFC or the companies in which BFC holds investments could further impact its operating results and financial condition. These factors may particularly affect the credit quality of BankAtlantic Bancorp’s and BankAtlantic’s assets, the desirability of BFC’s properties and the financial condition and performance of BFC’s customers. In addition, Bluegreen’s operations, specifically those related to its Bluegreen Communities business unit, which are reported as discontinued operations, were also adversely impacted by the economic downturn. The persistence or further deterioration of the adverse economic conditions could have a material adverse effect on BFC’s business and results of operations.

BFC’s activities and its subsidiaries’ activities are currently subject to a wide range of regulatory requirements applicable to financial institutions and holding companies, and noncompliance with such regulations could have a material adverse effect on its business.

BFC and BankAtlantic Bancorp are each grandfathered unitary savings and loan holding companies and have historically had broad authority to engage in various types of business activities. In addition, unlike bank holding companies, as unitary savings and loan holding companies, BFC and BankAtlantic Bancorp are not currently subject to capital requirements. However, it is anticipated that capital requirements will in the future be imposed on savings and loan holding companies. Further, future regulations may be adopted which may affect BFC’s operations or ability to continue to engage in certain of its current activities. Moreover, the Federal Reserve, can prohibit BFC and BankAtlantic Bancorp from engaging in activites or limit those activities if it determines that the continuation of any particular activities constitutes a serious risk to the financial safety, soundness or stability of BankAtlantic.

If BankAtlantic Bancorp completes the sale of BankAtlantic to BB&T, these regulatory requirements may no longer be applicable to BFC or BankAtlantic Bancorp; however, the sale of BankAtlantic is subject to regulatory approvals and other closing conditions and litigation has been filed which seeks to enjoin the transaction. The timing and impact, if any, of such sale on the regulatory requirements applicable to BFC and BankAtlantic Bancorp is not certain.

Regulatory restrictions, BankAtlantic’s performance or the terms of indebtedness limit or restrict BankAtlantic Bancorp’s and Bluegreen’s ability to pay dividends which may impact BFC’s cash flow.

At September 30, 2011, BFC held approximately 53% of the outstanding shares of BankAtlantic Bancorp’s Class A Common Stock and Class B Common Stock. BankAtlantic Bancorp is a separate publicly traded company whose board of directors includes a majority of independent directors as required by the listing standards of the NYSE. Dividends by BankAtlantic Bancorp are subject to a number of conditions, including the cash flow and profitability of BankAtlantic Bancorp, declaration of dividends by BankAtlantic Bancorp’s board of directors, compliance with the terms of outstanding indebtedness, and regulatory restrictions applicable to BankAtlantic Bancorp and BankAtlantic. Decisions made by BankAtlantic Bancorp’s board of directors are not within BFC’s control and may not be made in BFC’s best interests. On February 23, 2011, BankAtlantic Bancorp entered into a Cease and Desist Order with the OTS which, among other things, restricts BankAtlantic Bancorp’s ability to pay dividends or make any other capital distributions without receiving the prior written non-objection of the Federal Reserve, which now has the supervisory authority previously held by the OTS. In addition, during February 2009, BankAtlantic Bancorp elected to exercise its right to defer payments of interest on its trust preferred junior subordinated debt. BankAtlantic Bancorp is permitted to defer quarterly interest payments for up to 20 consecutive quarters. During the deferral period, BankAtlantic Bancorp is prohibited from paying dividends to its shareholders, including BFC. While BankAtlantic Bancorp can end the deferral period at any time, BankAtlantic Bancorp has indicated that it anticipates that it may continue to defer such interest payments for the foreseeable future. However, under the stock purchase agreement entered into by BankAtlantic Bancorp with BB&T relating to the proposed sale of BankAtlantic, BankAtlantic Bancorp agreed to pay all previously deferred interest payments and accrued interest to the holders of its outstanding trust preferred securities in connection with the closing of the transaction. See also the risk factor captioned, “The transaction between BB&T and BankAtlantic Bancorp may not be completed on a timely basis, on anticipated terms, or at all, and there are uncertainties and risks to BankAtlantic Bancorp associated with consummating the transaction, including the acceleration of the outstanding TruPs related indebtedness” on page __ and the section of this joint proxy statement/prospectus entitled “Information About BFC – Legal Proceedings – BankAtlantic Bancorp and Its Subsidiaries” beginning on page __ for information regarding pending litigation which seeks to enjoin the transaction and the potential acceleration of all of BankAtlantic Bancorp’s outstanding TruPs related indebtedness if the transaction is not enjoined.

In addition, BFC currently directly or indirectly owns approximately 54% of the outstanding shares of Bluegreen’s Common Stock. Bluegreen is currently a separate publicly traded company whose board of directors includes a majority of independent directors as required by the listing standards of the NYSE. Decisions made by Bluegreen’s board of directors are not within BFC’s control and may not be made in BFC’s best interests. BFC has never received cash dividends from Bluegreen, and Bluegreen is currently limited contractually from paying dividends by the terms of certain of its credit facilities. In the event the merger is not consummated, future dividends from Bluegreen will, in addition to such restrictions, continue to be subject to approval by Bluegreen’s board of directors and depend upon, among other factors, Bluegreen’s results of operations, financial condition and operating and capital needs.

BFC will be required to make a cash payment to shareholders of Woodbridge who exercised appraisal rights in connection with the 2009 merger between the companies and the amount of such payment has not been determined.

Under the FBCA, holders of Woodbridge’s Class A Common Stock who did not vote to approve BFC’s 2009 merger with Woodbridge and who properly asserted and exercised their appraisal rights with respect to their shares are entitled to receive a cash payment in an amount equal to the fair value of their shares (as determined in accordance with the provisions of the FBCA) in lieu of the shares of BFC’s Class A Common Stock which they would otherwise have been entitled to receive. In accordance with the FBCA, Woodbridge provided written notices and required forms to the dissenting holders setting forth, among other things, its determination that the fair value of Woodbridge’s Class A Common Stock immediately prior to the effectiveness of the merger was $1.10 per share. As of the date of this joint proxy statement/prospectus, dissenting holders, who collectively held approximately 4.2 million shares of Woodbridge’s Class A Common Stock, have rejected Woodbridge’s offer of $1.10 per share and requested payment for their shares based on their respective views of the fair value of Woodbridge’s Class A Common Stock prior to the merger. In December 2009, BFC recorded a $4.6 million liability with a corresponding reduction to additional paid-in capital representing, in the aggregate, Woodbridge’s offer to the dissenting holders. However, the appraisal rights litigation is ongoing, and the amount of cash that will be required to be paid to the dissenting holders is uncertain and may be greater than the $4.6 million that is currently accrued. Any significant increase in the obligation to the dissenting holders could have a material adverse effect on BFC’s financial condition.

Dividends and distributions from BFC’s subsidiaries to their respective parent companies may be subject to claims in the future from creditors of the subsidiary.

Subsidiaries have in the past and may in the future make dividends or distributions to their parent companies. Dividend payments and other distributions by a subsidiary to its parent company may, in certain circumstances, be subject to claims made by creditors of the subsidiary which made the payment or distribution. Any such claim, if successful, may have a material and adverse impact on the financial condition of the parent company against which the claim was brought.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with GAAP. Any changes in estimates, judgments and assumptions used could have a material adverse effect on BFC’s financial position and operating results.

The consolidated financial statements included in the periodic reports BFC filed with the SEC, including those contained in this joint proxy statement/prospectus, are prepared in accordance with GAAP. The preparation of financial statements in accordance with GAAP involves making estimates, judgments and assumptions that affect reported amounts of assets (including goodwill and other intangible assets), liabilities and related reserves, revenues, expenses and income. This includes estimates, judgments and assumptions for assessing the amortization/accretion of purchase accounting fair value differences and the future value of goodwill and other intangible assets pursuant to applicable accounting guidance. BFC bases its estimates on historical experience and on various other assumptions that BFC believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. However, estimates, judgments and assumptions are inherently subject to change in the future. As a result, BFC’s estimates, judgments and assumptions may prove to be incorrect and BFC’s actual results may differ from these estimates under different assumptions or conditions. If any estimates, judgments or assumptions change in the future, or BFC’s actual results differ from BFC’s estimates or assumptions, BFC may be required to record additional expenses or impairment charges, which would be recorded as a charge against its earnings and could have a material adverse impact on its financial condition and operating results.

Certain members of BFC’s board of directors and certain of BFC’s executive officers are also directors and executive officers of BFC’s affiliates.

Alan B. Levan, BFC’s Chairman and Chief Executive Officer, and John E. Abdo, BFC’s Vice Chairman, are also Chairman and Vice Chairman, respectively, of Bluegreen and members of the boards of directors and/or executive officers of BankAtlantic Bancorp, BankAtlantic and Benihana. Neither Mr. Levan nor Mr. Abdo is obligated to allocate a specific amount of time to the management of BFC, and they may devote more time and attention to the operations of BFC’s affiliates than they devote directly to BFC’s operations. Jarett S. Levan, who serves as an Executive Vice President of BFC and as a member of its board of directors, is the President of BankAtlantic Bancorp and the Chief Executive Officer of BankAtlantic and a member of the board of directors of each of them, and D. Keith Cobb, a member of BFC’s board of directors, is a member of the boards of directors of BankAtlantic Bancorp and BankAtlantic.

Risks Associated with BFC’s Investments in the Restaurant Industry

BFC has an investment in Benihana. Benihana operates 96 restaurants in the United States, including 63 Benihana Teppanyaki restaurants, eight Haru sushi restaurants and 25 RA Sushi Bar restaurants. In addition, 18 franchised Benihana teppanyaki restaurants operate in the United States, Latin America and the Caribbean. BFC also has an investment in Pizza Fusion, a restaurant operator and franchisor engaged in the organic and quick service food industries. As such, the value of BFC’s investments in these companies will be influenced by their financial performance, which is subject to a number of risks, including that the current economic downturn has adversely impacted consumer spending patterns and has had negative effects on consumer discretionary spending, higher than normal food costs may adversely impact operating results, the companies may be unable to construct new restaurants and remodel existing restaurants within projected budgets and time periods, the companies face intense competition in the restaurant industry, and the food service industry is affected by litigation and publicity concerning food quality, health and other issues, which could cause customers to avoid a particular restaurant, result in significant liabilities or litigation costs or damage reputation or brand recognition.

In addition, Pizza Fusion is a relatively new company and requires additional financial support in order to continue its operations under its current business plan. Pizza Fusion’s audited financial statements for its fiscal year ended September 30, 2011 included a going concern opinion. BFC has no plans to make any further investments in Pizza Fusion, and Pizza Fusion has not recently been successful in raising additional capital. If Pizza Fusion’s business or prospects do not improve, if it is unable to raise required capital to fund its operations or if it otherwise is required to curtail or cease its operations, BFC may suffer a total loss of its investment in Pizza Fusion.

BFC’s portfolio of equity securities and its investments in BankAtlantic Bancorp, Benihana and Bluegreen subject it to equity pricing risks.

Because BankAtlantic Bancorp and Bluegreen are consolidated in BFC’s financial statements, the decline in the market price of their stock would not impact BFC’s consolidated financial statements. However, a decline in the market price of the securities of either of these companies would likely have an adverse effect on the market price of BFC’s Class A Common Stock and/or Class B Common Stock. The market price of BFC’s securities is important to its valuation and ability to obtain equity or debt financing.

BFC also has an investment in Benihana. During 2004, BFC purchased 800,000 shares of Benihana’s Series B Convertible Preferred Stock for $25.00 per share. The Series B Convertible Preferred Stock was convertible into Benihana’s Common Stock at a conversion price of $12.67 per share of Series B Convertible Preferred Stock. During May and July 2011, BFC converted a total of 300,000 shares of Benihana’s Series B Convertible Preferred Stock into 595,049 shares of Benihana’s Common Stock. At September 30, 2011, based on the $8.59 per share closing price of Benihana’s Common Stock on that date, the market value of the 500,000 shares of Benihana’s Series B Convertible Preferred Stock then owned by BFC, if converted to shares of Benihana’s Common Stock, was approximately $8.5 million, and the market value of the 595,049 shares of Benihana’s Common Stock then owned by BFC was approximately $5.1 million. On October 7, 2011, BFC converted the remaining 500,000 shares of Benihana’s Series B Convertible Preferred Stock that it held into 987,528 shares of Benihana’s Common Stock. As of January 30, 2012, based on the $10.79 per share closing price of Benihana’s Common Stock on that date, the market value of the 1,582,577 shares of Benihana’s Common Stock owned by BFC was approximately $17.1 million. A decline in the market price of Benihana’s Common Stock could have an adverse effect on BFC.

BFC may issue additional securities in the future.

There is generally no restriction on BFC’s ability to issue debt or equity securities which are pari passu or have a preference over its Class A Common Stock and Class B Common Stock, provided that BFC is currently restricted from issuing any debt securities without obtaining the prior written non-objection of the Federal Reserve. Authorized but unissued shares of BFC’s capital stock are available for issuance from time to time at the discretion of BFC’s board of directors, and any such issuance may be dilutive to BFC’s shareholders. There is also generally no restriction on the ability of BankAtlantic Bancorp or Bluegreen to issue additional capital stock or on Bluegreen’s ability to incur additional indebtedness. Any such securities issuances may dilute BFC’s economic investment or voting interest in those companies.

BFC’s control position may adversely affect the market price of BankAtlantic Bancorp’s Class A Common Stock and Bluegreen’s Common Stock.

As of September 30, 2011, BFC owned all of BankAtlantic Bancorp’s issued and outstanding Class B Common Stock and approximately 8.1 million shares, or approximately 53%, of BankAtlantic Bancorp’s issued and outstanding Class A Common Stock, representing approximately 75% of BankAtlantic Bancorp’s total voting power. Additionally, BFC currently directly or indirectly owns approximately 16.9 million shares, or approximately 54%, of Bluegreen’s issued and outstanding Common Stock. Accordingly, BFC holds a controlling position with respect to BankAtlantic Bancorp and Bluegreen and has the voting power to influence the outcome of any shareholder vote of the companies, except, with respect to BankAtlantic Bancorp, in those limited circumstances where the FBCA mandates separate class votes and, with respect to Bluegreen, where the MBCA requires a supermajority vote, such as in the case of the merger. BFC’s control position may have an adverse effect on the market prices of BankAtlantic Bancorp’s Class A Common Stock and Bluegreen’s Common Stock.

Alan B. Levan and John E. Abdo’s control position may adversely affect the market price of BFC’s Common Stock.

Alan B. Levan, BFC’s Chairman and Chief Executive Officer, and John E. Abdo, BFC’s Vice Chairman, may be deemed to beneficially own shares of BFC’s Common Stock, including shares that may be acquired pursuant to the exercise of stock options, representing approximately 72% of BFC’s total voting power. These shares consist of 12,049,451 shares, or 17%, of BFC’s Class A Common Stock and 6,521,228 shares, or 87%, of BFC’s Class B Common Stock. Additionally, Alan B. Levan and John E. Abdo have agreed to vote their shares of BFC’s Class B Common Stock in favor of the election of the other to BFC’s board of directors for so long as they are willing and able to serve as directors of BFC. Further, John E. Abdo has agreed, subject to certain exceptions, not to transfer certain of his shares of BFC’s Class B Common Stock and to obtain the consent of Alan B. Levan prior to the conversion of certain of his shares of BFC’s Class B Common Stock into shares of BFC’s Class A Common Stock. Since BFC’s Class A Common Stock and Class B Common Stock vote as a single class on most matters, Alan B. Levan and John E. Abdo effectively have the voting power to control the outcome of any vote of BFC’s shareholders (except in those limited circumstances where the FBCA mandates that the holders of BFC’s Class A Common Stock vote as a separate class) and to elect the members of BFC’s board of directors. Alan B. Levan and John E. Abdo’s control position may have an adverse effect on the market price of BFC’s Common Stock. Alan B. Levan’s and John E. Abdo’s interests may conflict with the interests of BFC’s other shareholders. See also the risk factor captioned, “The loss of the services of BFC’s key management and personnel could adversely affect its business” below and the section of this joint proxy statement/prospectus entitled “Information About BFC — Legal Proceedings — BankAtlantic Bancorp and Its Subsidiaries” beginning on page      for information regarding the lawsuit recently brought by the SEC against BankAtlantic Bancorp and Alan B. Levan, which, in addition to injunctive relief and monetary penalties, seeks an officer and director bar with respect to Mr. Alan Levan.

The terms of BFC’s Amended and Restated Articles of Incorporation, which establish fixed relative voting percentages between BFC’s Class A Common Stock and Class B Common Stock, may not be well accepted by the market.

BFC’s Class A Common Stock and Class B Common Stock generally vote together as a single class. The Class A Common Stock possesses in the aggregate 22% of the total voting power of all BFC’s Common Stock and the Class B Common Stock possesses in the aggregate the remaining 78% of the total voting power. These relative voting percentages will remain fixed unless the number of shares of Class B Common Stock outstanding decreases to 1,800,000 shares, at which time the Class A Common Stock’s aggregate voting power will increase to 40% and the Class B Common Stock will have the remaining 60%. If the number of shares of Class B Common Stock outstanding decreases to 1,400,000 shares, the Class A Common Stock’s aggregate voting power will increase to 53% and the Class B Common Stock will have the remaining 47%. These relative voting percentages will remain fixed unless the number of shares of Class B Common Stock outstanding decreases to 500,000 shares, at which time the fixed voting percentages will be eliminated. Each of these share thresholds will be ratably decreased in connection with the reverse stock split.

Changes in the relative voting power represented by each class of BFC’s Common Stock are based only on the number of shares of Class B Common Stock outstanding. Thus issuances of Class A Common Stock, including the shares to be issued in the merger, will have no effect on these provisions, and the issuance of additional shares of Class A Common Stock will widen the disparity between the equity interest represented by the Class B Common Stock and its voting power. While the amendment creating this capital structure was approved by BFC’s shareholders, the fixed voting percentage provisions are somewhat unique. If the market does not view this structure favorably, the trading price and market for BFC’s Class A Common Stock would be adversely affected.

The loss of the services of BFC’s key management and personnel could adversely affect its business and the businesses of its subsidiaries.

BFC’s ability to successfully implement its business strategy will depend on its ability to attract and retain experienced and knowledgeable management and other professional staff. BFC may not be successful in attracting and retaining key management personnel. During January 2012, the SEC filed a lawsuit against BankAtlantic Bancorp and its Chairman and Chief Executive Officer, Alan B. Levan, alleging violations of securities laws. In addition to injunctive relief and monetary penalties, the complaint seeks an officer and director bar with respect to Mr. Alan Levan. While BankAtlantic Bancorp believes that it and Mr. Levan fully complied with applicable law, the outcome of this litigation is uncertain. See “Information About BFC — Legal Proceedings — BankAtlantic Bancorp and Its Subsidiaries” beginning on page      for further information regarding this litigation. As described above, Mr. Alan Levan is also the Chairman, Chief Executive Officer and President of BFC and, together with John E. Abdo, may be deemed to control BFC by virtue of their collective ownership interest in BFC’s Class A Common Stock and Class B Common Stock. In the event Mr. Alan Levan is restricted from serving, or is otherwise unable to serve, as an executive officer and/or director of BFC or any of its public company subsidiaries, including BankAtlantic Bancorp and Bluegreen, BFC and its business, as well as the businesses of its subsidiaries, may be adversely impacted. However, BFC believes that any such adverse impact would be mitigated by the continuation of service of BFC’s other executive officers, including Mr. Abdo, who has served as a director of BFC since 1988 and Vice Chairman of BFC since 1993, and Seth M. Wise, who has served as a director and Executive Vice President of BFC since 2009 and has been an executive officer of Woodbridge since 2003. See the section of this joint proxy statement/prospectus entitled “Information About BFC — Management” beginning on page      for further information regarding the background, experience and qualifications of Messrs. Abdo and Wise as well as BFC’s other executive officers and directors. In addition, as a holding company, BFC’s results are dependent upon the operations and success of its subsidiaries, and each subsidiary has executive management in place.

BFC and its subsidiaries are subject to litigation, and the impact of any finding of liability or damages could adversely impact BFC’s financial condition and operating results.

BFC and its subsidiaries are subject to the pending legal proceedings described in this joint proxy statement/prospectus. While BFC believes it has meritorious defenses in the pending legal actions, the ultimate outcomes of these matters are uncertain. Judgments against, or damages, fines or penalties imposed on, BFC or its subsidiaries in these actions, as well as actions which BFC and its subsidiaries may face in the future, may have a material adverse impact on BFC’s operating results and financial condition.

BFC is subject to environmental laws related to its real estate activities and the cost of compliance could adversely affect its business.

As a current or previous owner or operator of real property, BFC may be liable under federal, state and local environmental laws, ordinances and regulations for the costs of removal or remediation of hazardous or toxic substances on, under or in the property. These laws often impose liability whether or not BFC knew of, or were responsible for, the presence of such hazardous or toxic substances. The cost of investigating, remediating or removing such hazardous or toxic substances may be substantial.

Levitt and Sons had surety bonds on most of their projects, some of which were subject to indemnity by Woodbridge.

Levitt and Sons, LLC (“Levitt and Sons”), the former wholly owned subsidiary of Woodbridge which filed voluntary bankruptcy petitions during 2007 (the “Chapter 11 Cases”), had $33.3 million in surety bonds relating to its ongoing projects at the time of the filing of the Chapter 11 Cases. In the event that these obligations are drawn and paid by the surety, Woodbridge could be responsible for up to $7.6 million plus costs and expenses in accordance with the surety indemnity agreements it executed. At September 30, 2011, Woodbridge had a $245,000 in surety bonds accrual related to certain Levitt and Sons bonds where management believes it to be probable that Woodbridge will be required to reimburse the surety under applicable indemnity agreements. It is unclear whether and to what extent the remaining outstanding surety bonds of Levitt and Sons will be drawn and the extent to which Woodbridge may be responsible for additional amounts beyond the accrued amount. Woodbridge will not receive any repayment, assets or other consideration as recovery of any amounts it may be required to pay.

Risks Related to Bluegreen and its Business

Set forth below are the risks which Bluegreen’s management believes to be material to Bluegreen and its operations. While an agreement has been entered into with respect to the sale of substantially all of the assets which comprise Bluegreen Communities, the proposed sale may not be consummated on the contemplated terms or at all. As a result, the risk factors set forth below include those related to Bluegreen Communities and its business.

The overall state of the economy, interest rates and the availability of financing affect Bluegreen’s ability to market VOIs and residential homesites.

Bluegreen’s business has been adversely affected by unfavorable general economic and industry conditions, including high unemployment rates and job insecurity, declines in discretionary spending, housing values and availability of financing, and geopolitical conflicts. If recent recovery trends do not continue or, economic conditions deteriorate, Bluegreen’s business and results may be adversely impacted, particularly if financing for Bluegreen or for its customers is unavailable or if changes in general economic conditions adversely affect its customers’ ability to pay amounts owed under its notes receivable. Further, adverse changes affecting the vacation ownership industry, such as an oversupply of vacation ownership units, a reduction in demand for such units, changes in travel and vacation patterns, changes in governmental regulation of the industry, continued disruptions in the credit markets and unavailability of financing, imposition of increased taxes by governmental authorities, the declaration of bankruptcy and/or credit defaults by other vacation ownership companies and negative publicity for the industry, could also have a material adverse effect on Bluegreen’s business.

Bluegreen would incur substantial losses and its liquidity position could be adversely impacted if the customers it finances default on their obligations.

Prior to December 15, 2008, Bluegreen did not perform credit checks on the purchasers of its VOIs in connection with Bluegreen’s financing of their purchases. Effective December 15, 2008, Bluegreen implemented a FICO® score-based credit underwriting program, and enhanced this credit underwriting program during

January 2010. While Bluegreen’s loan portfolio originated after December 15, 2008 has experienced defaults at a lower rate than loans originated prior to that date, the FICO® score-based underwriting standards may not result in decreased default rates or otherwise result in the improved performance of Bluegreen’s notes receivable. The conditions in the mortgage industry, including both credit sources as well as borrowers’ financial profiles, have deteriorated in recent years. As of September 30, 2011, approximately 4.0% of Bluegreen’s vacation ownership receivables and approximately 5.4% of residential land receivables were more than 30 days past due. Although in many cases Bluegreen may have recourse against a buyer for the unpaid purchase price, certain states have laws that limit its ability to recover personal judgments against customers who have defaulted on their loans or the cost of doing so may not be justified. Historically, Bluegreen has generally not pursued such recourse against its customers. In the case of Bluegreen’s notes receivable secured by VOIs, if Bluegreen is unable to collect the defaulted amount due, it traditionally has terminated the customer’s interest in the Bluegreen Vacation Club and then remarketed the recovered VOI. Irrespective of Bluegreen’s remedy in the event of a default, it cannot recover the marketing, selling and administrative costs associated with the original sale. In addition, Bluegreen will need to incur such costs again in order to resell the VOI or homesite. In 2010, Bluegreen recorded charges of approximately $69.7 million to increase its provision for loan losses. If default rates for Bluegreen’s borrowers remain at current levels or increase, it may require an increase in the provision for loan losses. In addition, it may cause buyers of, or lenders whose loans are secured by, Bluegreen’s VOI notes receivable to reduce the amount of availability under receivables purchase and credit facilities, or to increase the interest costs associated with such facilities. In such an event, the cost of financing may increase and Bluegreen may not be able to secure financing on terms acceptable to it, if at all, which would adversely affect Bluegreen’s earnings, financial position and liquidity.

Under the terms of Bluegreen’s pledged and receivable sale facilities, Bluegreen may be required, under certain circumstances, to replace receivables or to pay down the loan to within permitted loan-to-value ratios. Additionally, the terms of Bluegreen’s securitization-type transactions require Bluegreen to repurchase or replace loans if it breaches any of the representations and warranties it made at the time it sold the receivables and include provisions that in the event of defaults by customers in excess of stated thresholds would require substantially all of Bluegreen’s cash flow from its retained interest in the receivable portfolios sold to be paid to the parties who purchased the receivables from Bluegreen. In addition, Bluegreen guaranteed certain payments under the Legacy Securitization described elsewhere in this joint proxy statement/prospectus. Substantially all of the timeshare receivables backing the notes subject to the Legacy Securitization were generated prior to December 15, 2008, when Bluegreen implemented its FICO score-based credit underwriting program, and relate to loans to borrowers with FICO® scores below 600.

While Bluegreen has attempted to restructure its business to reduce Bluegreen’s need for and reliance on financing for liquidity in the short term, such restructuring may not be successful and Bluegreen’s business and profitability may continue to depend on its ability to obtain financing, which may not be available on favorable terms, or at all.

Bluegreen offers financing of up to 90% of the purchase price to purchasers of its VOIs and homesites. However, Bluegreen incurs selling, marketing and administrative cash expenditures prior to and concurrent with the sale. These costs generally exceed the down payment Bluegreen receives at the time of the sale. Accordingly, Bluegreen’s ability to borrow against or sell the notes receivable it receives from its customers has been a critical factor in Bluegreen’s continued liquidity, and Bluegreen therefore has historically depended on funds from its credit facilities and securitization transactions to finance its operations. The disruption in the credit markets since 2007 has made obtaining additional and replacement external sources of liquidity more difficult and more costly. The number of banks and other finance companies willing to provide “warehouse” lines of credit for timeshare receivables has decreased in recent years. In addition, the term securitization market has become unavailable for extended periods of time in the past. If Bluegreen’s pledged receivables facilities terminate or expire and Bluegreen is unable to extend them or replace them with comparable facilities, or if Bluegreen is unable to continue to participate in securitization-type transactions and “warehouse” facilities on acceptable terms, Bluegreen’s liquidity, cash flow and profitability would be materially and adversely affected.

In addition, financing for real estate acquisition and development and the capital markets for corporate debt have been limited. In response to these conditions, during 2008, Bluegreen adopted initiatives, which included limiting sales and encouraging higher down payments on sales, in an attempt to conserve cash. Bluegreen also has increased its focus on expanding its fee-based service business. However, Bluegreen’s implementation of these initiatives may not enhance its financial position or otherwise be successful. If these initiatives do not have their intended results, Bluegreen’s financial condition may be materially and adversely impacted.

In addition, notwithstanding the initiatives implemented by Bluegreen since 2008 to improve its cash position, Bluegreen anticipates that it will continue to seek and use external sources of liquidity, including funds that it obtains pursuant to additional borrowings under its existing credit facilities, under credit facilities that Bluegreen may obtain in the future, under securitizations in which Bluegreen may participate in the future or pursuant to other borrowing arrangements, to:

•	support its operations;

•	finance the acquisition and development of VOI inventory and residential land;

•	finance a substantial percentage of Bluegreen’s sales; and

•	satisfy its debt and other obligations.

Bluegreen’s ability to service or to refinance its indebtedness or to obtain additional financing (including its ability to consummate future term securitizations) depends on the credit markets and on its future performance, which is subject to a number of factors, including the success of its business, results of operations, leverage, financial condition and business prospects, prevailing interest rates, general economic conditions and perceptions about the vacation ownership and real estate industries. Further, reputational and other risks to both the lender and to Bluegreen relating to the lawsuit brought by the SEC against BankAtlantic Bancorp, BFC’s subsidiary, and its Chairman and Chief Executive Officer, Alan B. Levan, who is also Chairman of Bluegreen’s board of directors, is considered by lenders in connection with both making and renewing extensions of credit. As of September 30, 2011, Bluegreen had approximately $65.7 million of indebtedness scheduled to become due prior to September 30, 2012. Historically, much of Bluegreen’s debt has been renewed or refinanced in the ordinary course of business. However, Bluegreen may not be able to obtain sufficient external sources of liquidity on attractive terms, or at all, or otherwise renew, extend or refinance a significant portion of its outstanding debt. Any of these occurrences may have a material and adverse impact on Bluegreen’s liquidity and financial condition.

Bluegreen’s future success depends on its ability to market its products successfully and efficiently.

Bluegreen competes for customers with hotel and resort properties and other vacation ownership resorts. The identification of sales prospects and leads, and the marketing of Bluegreen’s products to them are essential to its success. Bluegreen has incurred and will continue to incur the expenses associated with marketing programs in advance of closing sales to the leads that Bluegreen identifies. If Bluegreen’s lead identification and marketing efforts do not yield enough leads or it is unable to successfully convert sales leads to sales, Bluegreen be unable to recover the expense of its marketing programs and systems and its business would be adversely affected.

Bluegreen may not be successful in increasing or expanding its fee-based services relationships, and its fee-based service activities may not be profitable, which may have an adverse impact on Bluegreen’s results of operations and financial condition.

In July 2009, Bluegreen began offering fee-based marketing, sales, resort management and other services to third-party developers. During 2010 and the nine months ended September 30, 2011, Bluegreen continued to expand its fee-based service business, which it believes enables it to leverage its expertise in sales and marketing, resort management, mortgage servicing, construction management and title services. Bluegreen currently intends for its fee-based services to become an increasing portion of its resorts business over time as they generally produce positive cash flow and typically require less capital investment than Bluegreen’s traditional vacation ownership business. Bluegreen has attempted to structure these activities to cover its costs and generate a profit. However, Bluegreen’s fee-based services business remains relatively new and Bluegreen has limited experience in its pricing and operation. In addition, while Bluegreen’s fee-based marketing and sales services do not require it to use its receivable credit facility capacity, Bluegreen’s clients do typically have to maintain their own receivable-backed credit facilities. Should Bluegreen’s clients not be able to maintain said facilities, Bluegreen’s fee-based marketing and sales business could be materially adversely impacted. Alternatively, Bluegreen could attempt to structure other arrangements where it would utilize its receivable credit facilities in order to provide fee-based marketing and sales services, but this would reduce the credit otherwise available to Bluegreen. In addition, when Bluegreen performs fee-based sales and marketing services, Bluegreen sells VOIs in a resort developed by a third party as an interest in the Bluegreen Vacation Club. This subjects Bluegreen to a number of risks typically associated with selling products developed by others under your own brand name, including litigation risks. Additionally, demand for the third party resorts may be below Bluegreen’s expectations and the third party developers may not satisfy their obligations. While Bluegreen attempts to mitigate these risks by performing due diligence on the resorts in which Bluegreen sells VOIs and by typically performing resort management services at those resorts, Bluegreen may not be successful in mitigating or managing the risks, which may have a material and adverse impact on Bluegreen’s results of operations and financial condition. For these and other reasons, certain of which may be beyond Bluegreen’s control, Bluegreen may not be successful in increasing its fee-based services relationships or operating its fee-based services business on a profitable basis, which would have a material adverse impact on Bluegreen’s results of operations and financial condition.

Bluegreen’s results of operations and financial condition may be materially and adversely impacted if Bluegreen Resorts does not continue to participate in exchange networks or its customers are not satisfied with the networks in which it participates.

All of Bluegreen’s VOI resorts are currently affiliated with RCI, and most of Bluegreen’s resorts where it developed or acquired a significant number of VOIs associated with the resorts, even if substantially all of the VOIs in the property have been sold to consumers, have been awarded RCI’s highest designation (Gold Crown). A VOI owner’s participation in the RCI exchange network allows an owner to exchange their annual VOI for occupancy at over 4,000 participating resorts, based upon availability and the owner payment of a variable exchange fee. During each of the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 6% of Bluegreen’s owners utilized the RCI exchange network for an exchange of two or more nights. Bluegreen also has a joint venture with Shell Vacation Club (“Shell”), called Select Connections™, which currently gives Bluegreen Vacation Club members who acquired or upgraded their VOIs on or after November 1, 2007 access to 23 Shell resorts and provides members of Shell access to Bluegreen Vacation Club resorts. In addition, certain Bluegreen Vacation Club members may use their points for a variety of hotel stays, RV site stays within the “Coast to Coast” network, or various cruise vacations. Bluegreen’s resorts may not continue to participate in the RCI or Select Connections™ exchange networks in which they currently participate or through which Bluegreen Vacation Club members have access to alternative vacation destinations. In addition, these networks may not continue to operate effectively, and Bluegreen’s customers may not continue to be satisfied with the networks. If any of these events should occur, Bluegreen’s results of operations and financial condition may be materially and adversely impacted.

The resale market for VOIs could adversely affect Bluegreen’s business.

Based on Bluegreen’s experience at its resorts and at destination resorts owned by third parties, Bluegreen believes that resales of VOIs in the secondary market generally are made at net sales prices below their original customer purchase prices. The relatively lower sales prices are partly attributable to the high marketing and sales costs associated with the initial sales of such VOIs. Accordingly, the initial purchase of a VOI may be less attractive to prospective buyers. Also, buyers who seek to resell their VOIs compete with Bluegreen’s efforts to sell its VOIs. While VOI resale clearing houses or brokers currently do not have a material impact on

Bluegreen’s business, if a secondary market for VOIs were to become more organized and liquid, the resulting availability of resale VOIs at lower prices could adversely affect Bluegreen’s sales prices and the number of sales Bluegreen can close, which in turn would adversely affect Bluegreen’s business and results of operations.

Bluegreen is subject to the risks of the real estate market and the risks associated with real estate development, including the decline in real estate values and the deterioration of real estate sales.

Real estate markets are cyclical in nature and highly sensitive to changes in national and regional economic conditions, including:

•	levels of unemployment;

•	levels of discretionary disposable income;

•	levels of consumer confidence;

•	the availability of financing;

•	overbuilding or decreases in demand;

•	interest rates; and

•	federal, state and local taxation methods.

The adverse trends experienced in the real estate market since 2007 have exerted pressure upon Bluegreen, and particularly its Bluegreen Communities business unit. Low consumer demand for homesites has had, and may continue to have, an adverse impact on Bluegreen Communities’ operations. Further, while general economic trends have recently shown signs of improvement, a deterioration in general economic conditions or continued adverse conditions in the real estate market would have a material adverse effect on its business.

To the extent Bluegreen decides to acquire more real estate inventory in the future for eventual sale by Bluegreen Resorts or Bluegreen Communities, the availability of land at favorable prices at that time will be critical to its profitability and the ability to cover its significant selling, general and administrative expenses, cost of capital and other expenses. If Bluegreen is unable to acquire such land or, in the case of Bluegreen Resorts, resort properties, at a favorable cost, it could have an adverse impact on Bluegreen’s results of operations. While Bluegreen believes that the property it has purchased at its adjusted carrying amounts will generate appropriate margins, land prices remain significantly below historical levels, and the projects it acquired prior to or during the recent economic downturn may have been purchased at higher price levels than available in the current market.

The profitability of Bluegreen’s real estate development activities is also impacted by the cost of construction materials and services. Should the cost of construction materials and services rise, the ultimate cost of its Bluegreen Resorts’ and Bluegreen Communities’ inventories when developed could increase and have a material, adverse impact on Bluegreen’s results of operations.

Claims for development-related defects could adversely affect Bluegreen’s financial condition and operating results.

Bluegreen engages third-party contractors to construct its resorts and to develop its communities. However, Bluegreen’s customers may assert claims against it for construction defects or other perceived development defects, including, without limitation, structural integrity, the presence of mold as a result of leaks or other defects, water intrusion, asbestos, electrical issues, plumbing issues, road construction, water and sewer defects and defects in the engineering of amenities. In addition, certain state and local laws may impose liability on property developers with respect to development defects discovered in the future. Bluegreen could have to accrue a significant portion of the cost to repair such defects in the quarter when such defects arise or when the repair costs are reasonably estimable. A significant number of claims for development-related defects could adversely affect Bluegreen’s liquidity, financial condition and operating results.

The proposed sale of Bluegreen Communities may not be completed on a timely basis, on anticipated terms, or at all, and there are uncertainties and risks to consummating the transaction.

On October 12, 2011, a Purchase and Sale Agreement was entered into between seven of Bluegreen’s subsidiaries and Southstar. The agreement provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities for a purchase price of $31.5 million in cash an amount equal to 20% of the net proceeds (as calculated in accordance with the terms of the agreement) that Southstar receives upon its sale, if any, of two specified parcels of real estate to be purchased by Southstar under the agreement. The agreement provides for the transaction to be consummated no later than March 2, 2012; provided that the closing may be extended until a date no later than April 2, 2012 to the extent necessary for all required consents to the transfer of certain operating contracts related to Bluegreen Communities’ business to be obtained. However, closing of the transaction remains subject to the parties’ receipt of all required consents and certain other customary closing conditions, including the performance by the parties of their respective obligations under the agreement. In addition, Southstar has advised Bluegreen that it needs to obtain debt and/or equity financing in order to close the transaction, although obtaining such financing is not a closing condition. The transaction may not be consummated on the contemplated terms, including in the contemplated time frame, or at all.

Certain of the assets contemplated to be sold in the transaction serve as collateral for Bluegreen’s H4BG Communities Facility, which had an outstanding balance of approximately $25.5 million as of September 30, 2011. Under the terms of the facility, the entire amount of such debt and a $2.0 million deferred fee would be required to be repaid in connection with the consummation of the transaction. In addition, the carrying value of the assets to be sold to Southstar as reflected on the financial statements of Bluegreen as of September 30, 2011 was derived from the sale price under the agreement. If the transaction is not consummated on the contemplated terms, or at all, additional losses, which may be significant, may be incurred in the future to the extent that actual sales proceeds from the disposition of assets held for sale are materially different from their estimated fair value. Further, as the transaction is an asset sale, liabilities not assumed by Southstar under the agreement and liabilities related to Bluegreen Communities’ operations prior to the closing of the transaction will be retained by Bluegreen’s subsidiaries.

The sale process may also divert management’s attention from Bluegreen’s other business activities, result in the loss of key employees, result in decreased consumer demand or other unforeseen consequences. The occurrence of any of these events could have a material and adverse impact on Bluegreen’s financial condition and operating results.

Bluegreen may be adversely affected by extensive federal, state and local laws and regulations and changes in applicable laws and regulations, including with respect to the imposition of additional taxes on operations. In addition, results of audits of Bluegreen’s tax returns or those of its subsidiaries may have a material and adverse impact on Bluegreen’s financial condition.

The federal government and the states and local jurisdictions in which Bluegreen operates have enacted extensive regulations that affect the manner in which Bluegreen markets and sells VOIs and homesites and conduct its other business operations. In addition, many states have adopted specific laws and regulations regarding the sale of VOIs and homesites. Many states, including Florida and South Carolina, where some of Bluegeen’s resorts are located, extensively regulate the creation and management of timeshare resorts, the marketing and sale of timeshare properties, the escrow of purchaser funds prior to the completion of construction and closing, the content and use of advertising materials and promotional offers, the delivery of an offering memorandum and the creation and operation of exchange programs and multi-site timeshare plan reservation systems. Moreover, with regard to sales conducted in South Carolina, the closing of real estate and mortgage loan transactions must be conducted under the supervision of an attorney licensed in South Carolina and otherwise in accordance with South Carolina’s Time Sharing Transaction Procedures Act. Most states also have other laws that regulate Bluegreen’s activities, such as timeshare project registration laws, real estate licensure laws, mortgage licensure laws, sellers of travel licensure laws, anti-fraud laws, consumer protection laws, telemarketing laws, prize, gift and sweepstakes laws, and consumer credit laws.

Bluegreen currently is authorized to market and sell VOIs and homesites in all states in which Bluegreen’s operations are currently conducted. If Bluegreen’s agents or employees violate applicable regulations or licensing requirements, their acts or omissions could cause the states where the violations occurred to revoke or refuse to renew Bluegreen’s licenses, render Bluegreen’s sales contracts void or voidable, or impose fines on Bluegreen based on past activities.

In addition, the federal government and the states and local jurisdictions in which Bluegreen conducts business have generally enacted extensive regulations relating to direct marketing and telemarketing, including the federal government’s national “Do Not Call” list. The regulations have impacted Bluegreen’s marketing of VOIs, and Bluegreen has taken steps in an attempt to decrease its dependence on restricted calls. However, these steps have increased and are expected to continue to increase Bluegreen’s marketing costs. Bluegreen cannot predict the impact that these legislative initiatives or any other legislative measures that may be proposed or enacted in the future may have on Bluegreen’s marketing strategies and results. Further, from time to time, complaints are filed against Bluegreen by individuals claiming that they received calls in violation of the regulation.

Currently, most states have taxed VOIs as real estate, imposing property taxes that are billed to the respective property owners’ associations that maintain the related resorts and have not sought to impose sales tax upon the sale of the VOI or accommodations tax upon the use of the VOI. From time to time, however, various states have attempted to promulgate new laws or apply existing laws impacting the taxation of vacation ownership interests to require that sales or accommodations taxes be collected. Should new state or local laws be implemented or interpreted to impose sales or accommodations taxes on VOIs, Bluegreen’s resorts business could be materially adversely affected.

From time to time, consumers file complaints against Bluegreen in the ordinary course of its business. Bluegreen could be required to incur significant costs to resolve these complaints or enter into consents with regulators regarding its activities. Bluegreen may not remain in material compliance with all applicable federal, state and local laws and regulations, and violations of applicable laws may have adverse implications for Bluegreen, including negative public relations, potential litigation and regulatory sanctions. The expense, negative publicity and potential sanctions associated with any failure to comply with applicable laws or regulations could have a material adverse effect on Bluegreen’s results of operations, liquidity or financial position.

In addition, it is possible that, in the future, VOIs may be deemed to be securities under federal or state law and therefore subject to applicable securities regulation, which could have a material adverse effect on Bluegreen due to, among other things, the cost of compliance with such regulations.

Environmental liabilities, including claims with respect to mold or hazardous or toxic substances, could have a material adverse impact on Bluegreen’s business.

Under various federal, state and local laws, ordinances and regulations, as well as common law, Bluegreen may be liable for the costs of removal or remediation of certain hazardous or toxic substances, including mold, located on, in or emanating from property that it owns, leases or operates, as well as related costs of investigation and property damage at such property. These laws often impose liability without regard to whether Bluegreen knew of, or were responsible for, the presence of the hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect Bluegreen’s ability to sell or lease its property or to borrow money using such real property or receivables generated from the sale of such real property as collateral. Noncompliance with environmental, health or safety requirements may require Bluegreen to cease or alter operations at one or more of its properties. Further, Bluegreen may be subject to common law claims by third parties based on damages and costs resulting from violations of environmental regulations or from contamination associated with one or more of its properties.

The ratings of third-party rating agencies could adversely impact Bluegreen’s ability to obtain, renew or extend credit facilities, or otherwise raise capital.

Rating agencies from time to time review prior corporate and specific transaction ratings in light of tightened ratings criteria. Bluegreen has maintained a “B-” corporate credit rating with a “stable” outlook with Standard & Poor’s since December 2010, at which time Bluegreen’s corporate credit rating was upgraded from CCC. If rating agencies were to downgrade Bluegreen’s corporate credit ratings, its ability to raise capital and/or issue debt on favorable terms, or at all, and its liquidity, financial condition and results of operations could be adversely impacted. In addition, if rating agencies downgraded their original ratings on certain bond classes in Bluegreen’s securitizations, holders of such bonds may be required to sell bonds in the marketplace, and such sales could occur at a discount, which could impact the perceived value of the bonds and Bluegreen’s ability to sell future bonds on favorable terms or at all. While Bluegreen is not currently aware of any reasonably likely downgrades to its corporate credit rating or the ratings of bond classes in Bluegreen’s securitizations, such ratings changes can occur without advance notice.

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with GAAP. Any changes in estimates, judgments and assumptions used could have a material adverse impact on Bluegreen’s operating results and financial condition.

The consolidated financial statements included in the reports Bluegreen files with the SEC are, and the consolidated financial statements contained herein were, prepared in accordance with GAAP, which involves making estimates, judgments and assumptions. These estimates, judgments and assumptions include, but are not limited to, those related to future cash flows, which in turn are based upon expectations of Bluegreen’s performance given current and projected forecasts of the economy in general and the real estate markets. If any estimates, judgments or assumptions change in the future, including in the event the adverse conditions in the real estate market continue for longer than expected or deteriorate further or if Bluegreen’s performance does not otherwise meet its expectations, Bluegreen may be required to record impairment charges against its earnings, which could have a material adverse impact on its operating results and financial condition. In addition, GAAP requirements as to how certain estimates are made may result, for example, in asset valuations which ultimately would not be realized if Bluegreen were to attempt to sell the asset.

The loss of the services of Bluegreen’s key management and personnel could adversely affect its business.

Bluegreen’s ability to successfully implement its business strategy will depend on its ability to attract and retain experienced and knowledgeable management and other professional staff. Bluegreen may not be successful in attracting and retaining key management personnel. See also the risk factor captioned, “The loss of the services of BFC’s key management and personnel could adversely affect its business” on page      and the section of this joint proxy statement/prospectus entitled “Information About BFC — Legal Proceedings — BankAtlantic Bancorp and Its Subsidiaries” beginning on page      for information regarding the lawsuit recently brought by the SEC against BankAtlantic Bancorp and its Chairman and Chief Executive Officer, Alan B. Levan, which, in addition to injunctive relief and monetary penalties, seeks an officer and director bar with respect to Mr. Alan Levan. Mr. Alan Levan has served as Chairman of Bluegreen’s board of directors since 2002.

BFC Financial Corporation holds a majority of Bluegreen’s outstanding common stock, which may adversely affect the market price of Bluegreen’s common stock.

BFC currently directly or indirectly owns approximately 54% of the outstanding shares of Bluegreen’s Common Stock. This control position may have an adverse effect on the market price of Bluegreen’s Common Stock. Further, BFC is in a position to control shareholder votes on the election of directors and other matters requiring the approval of holders of a majority of the shares of Bluegreen’s issued and outstanding Common Stock. As previously described, approval of the merger agreement requires the affirmative vote of holders of at least 66-2/3% of Bluegreen’s issued and outstanding Common Stock.

Risk Factors

(BankAtlantic Bancorp)

Risks Related to BankAtlantic Bancorp and BankAtlantic

The following are risks related to BankAtlantic Bancorp (and its federal savings bank subsidiary, BankAtlantic), whose results of operations are consolidated with BFC. The only assets available to BFC from BankAtlantic Bancorp are dividends when and if declared and paid by BankAtlantic Bancorp. BankAtlantic Bancorp is a separate public company and its management prepared the following discussion. Except to the extent necessary to update material developments relating to the following risk factors based on subsequent public disclosure by BankAtlantic Bancorp, these risk factors have been extracted without change from BankAtlantic Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011 and September 30, 2011. Accordingly, references to the “Company,” “we,” “us” or “our” in this “Risks Related to BankAtlantic Bancorp and BankAtlantic” section are references to BankAtlantic Bancorp and its subsidiaries, including BankAtlantic, and BankAtlantic Bancorp’s and BankAtlantic’s management and are not references to BFC or Bluegreen. In addition, “Parent Company” refers to BankAtlantic Bancorp, at its parent company level, and BankAtlantic Bancorp’s management.

The transaction between BB&T and BankAtlantic Bancorp may not be completed on a timely basis, on anticipated terms, or at all, and there are uncertainties and risks to BankAtlantic Bancorp associated with consummating the transaction, including acceleration of the outstanding TruPs related indebtedness.

On November 1, 2011, the Company entered into a Stock Purchase Agreement (which is referred to within the following risk factors as the “Agreement”) with BB&T which provides for the sale to BB&T of all of the shares of capital stock of BankAtlantic, the Company’s wholly owned banking subsidiary. Consummation of the transaction is subject to receipt of the regulatory approvals described below, which may not be timely received or may impose conditions unacceptable to the parties, and to other customary closing conditions. In connection with obtaining the required regulatory approvals to complete the transaction, BankAtlantic submitted notices to, and filings with, the OCC, and BankAtlantic Bancorp submitted information to, and made filings with, the Federal Reserve Bank of Atlanta. Branch Banking and Trust Company, a subsidiary of BB&T, submitted an application to the Federal Deposit Insurance Corporation (the “FDIC”), and BB&T filed an application with the Federal Reserve. In addition, pursuant to the terms of the Cease and Desist Orders described below, BankAtlantic and BankAtlantic Bancorp submitted requests to the OCC and Federal Reserve, respectively, to take certain actions to facilitate the transaction. Each of these notices, filings, applications, forms and requests were submitted during December 2011 and are currently under review by the applicable regulatory agency.

If closing of the transaction is delayed beyond July 31, 2012, either party may cancel the Agreement. Further, pursuant to the terms of the Agreement, the Company is, in connection with the closing, required to fund amounts necessary to pay the outstanding deferred interest on the Company’s trust preferred securities as well as possible amounts to BB&T depending on the non-CD deposit levels and the shareholders’ equity of BankAtlantic at that time. We may not have available liquidity to make such payments and may need to raise funds through equity or debt financings which may not be available on reasonable terms or at all. While the consummation of the transaction is anticipated to significantly improve the stockholders’ equity of BankAtlantic Bancorp, the net book value of the assets to be retained by BankAtlantic Bancorp as part of the transaction are subject to impairment, and may not in the future be monetized at the values ascribed to them. The proposed sale of BankAtlantic may create uncertainty, which may adversely affect our ability to retain key employees. Following the announcement of the Agreement, purported holders of direct or indirect interests in Company sponsored trust preferred securities (“TruPs”) filed an action in the Court of Chancery of the State of Delaware, and certain of the trustees under the indentures underlying the outstanding TruPs have sent notices of default or joined in the action seeking a declaration that the proposed transaction violates the indentures based on a covenant which provides that the Company may not sell or convey all or substantially all of its property to another party unless the purchaser assumes the TruPs related obligations and certain specified procedures are complied with. While the

Risk Factors

(BankAtlantic Bancorp)

action seeks an injunction of the transaction, if the transaction was not enjoined but the Company was found to have breached the covenant, all of the outstanding TruPs related indebtedness, which totaled approximately $322.3 at September 30, 2011, would, absent a waiver or consent, likely be accelerated and become immediately due and payable after the consummation of the transaction. While the Company would, in such event, seek financing collateralized by assets held by it as a result of the transaction, or seek to liquidate such assets, it may not be in a position to do so on acceptable terms or at all. See the section of this joint proxy statement/prospectus entitled “Information About BFC—Legal Proceedings—BankAtlantic Bancorp and Its Subsidiaries” beginning on page      for further information regarding this litigation.

Failure to comply with the Cease and Desist Orders could result in further regulatory action and/or fines and efforts to comply with the Orders could have a material adverse effect on our business and results of operations.

On February 23, 2011, the Parent Company entered into a Cease and Desist Order with its primary regulator (the “Company Order”), and BankAtlantic entered into a Cease and Desist Order with its primary regulator (the “Bank Order” and, collectively with the Company Order, the “Orders”).

Any material failure by the Company or BankAtlantic to comply with the terms of the Orders could result in additional enforcement actions and/or the imposition of fines. For example, if BankAtlantic does not meet the capital ratio requirements in the Bank Order, BankAtlantic would be required to submit a contingency plan that is acceptable to its regulators and that would detail steps to be taken by BankAtlantic that would lead to a potential sale of BankAtlantic or liquidation. Further, failure to maintain minimum regulatory capital levels could result in further action, which could include the imposition of fines and/or additional enforcement actions. Enforcement actions broadly available to regulators include the issuance of a capital directive, removal of officers and/or directors, institution of proceedings for receivership or conservatorship, and termination of deposit insurance. BankAtlantic would be required to implement the contingency plan upon written notification from its regulators. Further, efforts to comply with the Orders may have material adverse effects on the operations and financial condition of the Company.

While the Parent Company has entered into the Agreement to sell BankAtlantic to BB&T, the transaction may not be consummated, in which case BankAtlantic Bancorp will be required to continue to support BankAtlantic.

Our recent financial performance and actions by our regulators, combined with continued capital and credit market volatility, may adversely affect our ability to access capital and may have a material adverse effect on our business, financial condition and results of operations.

The Company incurred losses of $145.5 million, $185.8 million and $202.6 million during the years ended December 31, 2010, December 31, 2009 and December 31, 2008, respectively. As part of its efforts to maintain regulatory capital ratios, BankAtlantic has reduced its assets and repaid borrowings. However, the reduction of earning asset balances has resulted in reduced income, while at the same time BankAtlantic has experienced significant credit losses.

The Parent Company contributed $28 million and $105 million to the capital of BankAtlantic during the years ended December 31, 2010 and December 31, 2009, respectively. At December 31, 2010, the Parent Company had $12.2 million of liquid assets. While a wholly-owned work-out subsidiary of the Parent Company also holds a portfolio of approximately $13.7 million of non-performing loans, net of reserves, $2.8 million of performing loans and $10.2 million of real estate owned, in each case of December 31, 2010, which it could seek to liquidate, the Parent Company’s sources of funds to continue to support BankAtlantic are limited.

Risk Factors

(BankAtlantic Bancorp)

The Parent Company’s ability to contribute additional capital to BankAtlantic will depend on its ability to raise capital in the secondary markets and on its ability to liquidate its portfolio of non-performing loans and real estate owned. Its ability to raise additional capital will depend on, among other things, conditions in the financial markets at the time, which are outside of our control, and our financial condition, results of operations and prospects. The entry into the Orders may also make it more difficult to raise additional capital. Such capital may not be available to us on acceptable terms or at all. The Parent Company may not be able to provide additional capital, as needed, to BankAtlantic and BankAtlantic may not be able to raise needed capital directly. The failure to obtain capital in amounts needed to meet the higher capital requirements under the Bank Order would cause BankAtlantic to fail to comply with the Bank Order and may have a material adverse effect on our results of operation and financial condition.

In light of the need for the Parent Company to be in a position to provide capital to BankAtlantic, as well as the anticipated imposition of capital requirements on thrift holding companies under the Dodd-Frank Act, the Parent Company has and will continue to evaluate raising additional funds through the issuance of securities. Any such financing could be obtained through additional public offerings, private offerings, in privately negotiated transactions, through a rights offering or otherwise. We could also pursue these financings at the Parent Company level or directly at BankAtlantic or both. Issuances of equity directly at BankAtlantic would dilute the Parent Company’s interest in BankAtlantic. During February 2010, we filed a shelf registration statement with the SEC registering up to $75 million of our Class A Common Stock and/or other securities in the future. We currently have $44 million remaining on this shelf registration statement. Additionally, in September 2010, the Parent Company filed a separate registration statement on Form S-1 with the SEC registering $125 million of Class A Common Stock. The Form S-1 registration statement has not yet been declared effective. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. The terms and pricing of any future transaction by the Parent Company or BankAtlantic could result in additional substantial dilution to our existing shareholders. As a result, our shareholders bear the risks of future offerings at the Parent Company level reducing the price of our Class A Common Stock, and diluting their holdings in the Company, and future offerings directly at BankAtlantic diluting the Parent Company’s interest in BankAtlantic. Additionally, depending on the amount of shares issued in any future offering, the Company’s ability to use its NOLs in future periods may be substantially limited.

The decline in the Florida real estate market has adversely affected, and may continue to adversely affect, our earnings and financial condition.

The continued deterioration of economic conditions in the Florida residential real estate market, including the continued decline in median home prices year-over-year in all major metropolitan areas in Florida, and the downturn in the Florida commercial real estate market, resulted in a substantial increase in BankAtlantic’s non-performing assets and provision for loan losses over the past three years. The housing industry has been in a substantial and prolonged downturn reflecting, in part, decreased availability of mortgage financing for residential home buyers, reduced demand for new construction resulting in a significant over-supply of housing inventory and increased foreclosure rates. Additionally, the deteriorating condition of the Florida economy and these adverse market conditions have negatively impacted the commercial non-residential real estate market. BankAtlantic’s earnings and financial condition were adversely impacted over the past three years as the majority of its loans are secured by real estate in Florida. We expect that our earnings and financial condition will continue to be unfavorably impacted if market conditions do not improve or deteriorate further in Florida. At December 31, 2010, BankAtlantic’s loan portfolio included $305.7 million of non-accrual loans concentrated in Florida.

Risk Factors

(BankAtlantic Bancorp)

Our loan portfolio is concentrated in loans secured by real estate, a majority of which are located in Florida, which makes us very susceptible to credit losses given the current depressed real estate market.

Conditions in the United States real estate market have deteriorated significantly beginning in 2007, particularly in Florida, BankAtlantic’s primary lending area. BankAtlantic’s loan portfolio is concentrated in commercial real estate loans (most of which are located in Florida and many of which involve residential land development), residential mortgages (nationwide), and consumer home-equity loans (throughout BankAtlantic’s markets in Florida). BankAtlantic has a heightened exposure to credit losses that may arise from this concentration as a result of the significant downturn in the Florida real estate markets. At December 31, 2010, BankAtlantic’s loan portfolio included $2.1 billion of loans concentrated in Florida, which represented approximately 64% of its loan portfolio.

We believe that BankAtlantic’s commercial residential loan portfolio has exposure to further declines in the Florida real estate market. As of December 31, 2010: (i) the “builder land bank loan” category held by BankAtlantic consisted of 4 loans aggregating $10.6 million, all of which were on non-accrual; (ii) the “land acquisition and development loan” category held by BankAtlantic consisted of 24 loans aggregating $118.8 million, of which thirteen loans totaling $61.9 million were on non-accrual; (iii) the “land acquisition, development and construction loan” category held by BankAtlantic consisted of 3 loans aggregating $3.5 million, none of which were on non-accrual.

In addition to the loans described above, during 2008, the Parent Company formed an asset workout subsidiary which acquired non-performing commercial residential real estate loans from BankAtlantic. The balance of these non-performing loans as of December 31, 2010 was $14.5 million, including $3.7 million, $3.6 million and $1.6 million of “builder land bank loans”, “land acquisition and development loans”, and “land acquisition, development and construction loans”, respectively.

Market conditions have resulted in, and may in the future result in, our commercial real estate borrowers having difficulty selling lots or homes in their developments for an extended period, which in turn could result in an increase in residential construction loan delinquencies and non-accrual balances. Additionally, if the current depressed economic environment continues or deteriorates further, collateral values may decline further which likely would result in increased credit losses in these loans.

Included in the commercial and construction and development real estate loan portfolio are approximately $781.6 million of commercial non-residential and commercial land loans. A borrower’s ability to repay commercial land loans is dependent on the success of the real estate project. A borrower’s ability to repay commercial non-residential loans is dependent upon maintaining tenants through the life of the loan or the borrower’s successful operation of a business. Weak economic conditions may impair a borrower’s business operations and typically slow the execution of new leases. Such economic conditions may also lead to existing lease turnover. As a result of these factors, vacancy rates for retail, office and industrial space are expected to continue to rise in 2011 which could result in falling rents. The combination of these factors could result in further deterioration in real estate market conditions and BankAtlantic may recognize higher credit losses on these loans, which would adversely affect our results of operations and financial condition.

BankAtlantic’s commercial real estate loan portfolio includes 10 large lending relationships totaling $266 million, including relationships with unaffiliated borrowers involving lending commitments in each case in excess of $20 million. Defaults by any of these borrowers could have a material adverse effect on BankAtlantic’s results.

Risk Factors

(BankAtlantic Bancorp)

The Parent Company has deferred interest on its outstanding junior subordinated debentures and anticipates that it will continue to defer this interest for the foreseeable future, which could adversely affect its financial condition and liquidity.

The Parent Company began deferring interest on all of its $294 million of junior subordinated debentures as of March 2009 which resulted in the deferral and accrual of $28.2 million of regularly scheduled quarterly interest payments that would otherwise have been paid during the years ended December 31, 2010 and 2009. The terms of the junior subordinated debentures allow the Parent Company to defer interest payments for up to 20 consecutive quarterly periods, and the Parent Company anticipates that it will continue to defer such interest for the foreseeable future. During the deferral period, interest continues to accrue on the junior subordinated debentures, as well as on the deferred interest, at the relevant stated coupon rate, and at the end of the deferral period, the Parent Company will be required to pay all interest accrued during the deferral period. In the event that the Parent Company elects to defer interest on its junior subordinated debentures for the full 20 consecutive quarterly periods permitted under the terms of the junior subordinated debentures, the Parent Company would owe approximately $74 million of accrued interest as of December 31, 2013 (based on average interest rates applicable at December 31, 2010, which were at historically low interest rate levels). As most of the outstanding junior subordinated debentures bear interest at rates that are indexed to LIBOR, if LIBOR rates increase, the interest that would accrue during the deferral period would be significantly higher and likewise increase the amount the Parent Company would owe at the conclusion of the deferral period.

Under the terms of the Agreement relating to the proposed sale of BankAtlantic, BankAtlantic Bancorp has agreed to pay all previously deferred interest payments and accrued interest to the holders of its outstanding trust preferred securities in connection with the closing of the transaction.

BankAtlantic obtained a significant portion of its non-interest income through service charges on core deposit accounts, and recent legislation designed to limit service charges could reduce our fee income.

BankAtlantic’s deposit account growth has generated a substantial amount of service charge income. The largest component of this service charge income historically has been overdraft fees. Changes in banking regulations, in particular the Federal Reserve’s new rules prohibiting banks from automatically enrolling customers in overdraft protection programs, which became effective July 1, 2010, had a significant adverse impact on our service charge income during the year ended December 31, 2010 and this impact is expected to continue in 2011. Additionally, the Dodd-Frank Act has established a consumer protection agency which may further limit the assessment of overdraft fees. Changes in customer behavior, modification of our service charge practices as well as increased competition from other financial institutions could also result in declines in deposit accounts or in overdraft frequency resulting in a decline in service charge income. Further, the downturn in the Florida economy could result in the inability to collect overdraft fees. The reduction in deposit account fee income during 2010 had an adverse impact on our earnings and further reductions during 2011 would likewise impact our earnings.

The enactment of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 may have a material effect on our operations.

On July 21, 2010, President Obama signed the Dodd-Frank Act, which imposes significant regulatory and compliance changes. Currently, we believe the key effects of the Dodd-Frank Act on our business are:

•	changes to the thrift supervisory structure, including the elimination of the OTS and the transfer of oversight of federally chartered thrift institutions to the OCC;

•	changes to regulatory capital requirements at the holding company level;

•	creation of new government regulatory agencies;

Risk Factors

(BankAtlantic Bancorp)

•	limitations on federal preemption;

•	limitations on debit card interchange fees;

•	changes in insured depository institution regulations; and

•	mortgage loan origination and risk retention.

Many provisions of the Dodd-Frank Act remain subject to regulatory rulemaking and implementation, the effects of which are not yet known. As a result, it is difficult to gauge the ultimate impact of certain provisions of the Dodd-Frank Act because the implementation of many concepts is left to regulatory agencies. For example, the Consumer Financial Protection Bureau (CFPB) is given the power to adopt new regulations to protect consumers and is given control over existing consumer protection regulations adopted by federal banking regulators.

The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements or with any future changes in laws or regulations may negatively impact our results of operations and financial condition.

Deposit insurance premium assessments may increase substantially, which would adversely affect expenses.

BankAtlantic’s FDIC deposit insurance expense for the year ended December 31, 2010 was $10.1 million. As a result of recent economic conditions and the enactment of the Dodd-Frank Act, the FDIC has increased the deposit insurance assessment rates and raised deposit premiums for insured depository institutions. In addition, BankAtlantic’s annual insurance rates are expected to increase in 2011 based on the results of its latest regulatory risk profile. BankAtlantic’s prepaid insurance assessment was $22.0 million at December 31, 2010. If the economy worsens and the number of bank failures significantly increase, or if the FDIC otherwise determines that increased premiums are necessary, BankAtlantic may be required to pay additional FDIC specific assessments or incur increased annual insurance rates which would increase our expenses and adversely impact our results.

The Parent Company and BankAtlantic are each subject to significant regulation and the Company’s activities and the activities of the Company’s subsidiaries, including BankAtlantic, are subject to regulatory requirements that could have a material adverse effect on the Company’s business.

The Parent Company is a “grandfathered” unitary savings and loan holding company and currently has broad authority to engage in various types of business activities. However, we may be prevented from engaging in activities, or limited with respect to certain activities, if it is determined that the continuation of any particular activity constitutes a serious risk to the financial safety, soundness or stability of BankAtlantic.

Unlike bank holding companies, as a unitary savings and loan holding company, we have not historically been subject to capital requirements. However, capital requirements may be imposed on savings and loan holding companies in the future. The Dodd-Frank Act may, among other things, eliminate the status of a “savings and loan holding company” and require us to register as a bank holding company, which would subject us to regulatory capital requirements. Further, the regulatory bodies having authority over us may adopt regulations in the future that would affect our operations, including our ability to engage in certain transactions or activities.

Risk Factors

(BankAtlantic Bancorp)

An increase in BankAtlantic’s allowance for loan losses will result in reduced earnings.

As a lender, BankAtlantic is exposed to the risk that its customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans will not be sufficient to assure full repayment. BankAtlantic’s management evaluates the collectability of BankAtlantic’s loan portfolio and provides an allowance for loan losses that it believes is adequate based upon such factors as:

•	the risk characteristics of various classifications of loans;

•	previous loan loss experience;

•	specific loans that have probable loss potential;

•	delinquency trends;

•	estimated fair value of the collateral;

•	current economic conditions;

•	the views of its regulators; and

•	geographic and industry loan concentrations.

Many of these factors are difficult to predict or estimate accurately, particularly in a changing economic environment. The process of determining the estimated losses inherent in BankAtlantic’s loan portfolio requires subjective and complex judgments and the level of uncertainty concerning economic conditions may adversely affect BankAtlantic’s ability to estimate the losses which may be incurred in its loan portfolio. If BankAtlantic’s evaluation is incorrect and borrower defaults cause losses exceeding the portion of the allowance for loan losses allocated to those loans, or if BankAtlantic perceives adverse trends that require it to significantly increase its allowance for loan losses in the future, our earnings could be significantly and adversely affected.

At December 31, 2010, BankAtlantic’s allowance for loan losses was $161.3 million which represented approximately 5.08% of total loans and 43.5% of non-performing loans.

BankAtlantic’s interest-only residential loans expose it to greater credit risks.

As of December 31, 2010, approximately $550.2 million of BankAtlantic’s purchased residential loan portfolio consisted of interest-only loans, representing approximately 45% of the total purchased residential loan portfolio. While these loans are not considered sub-prime or negative amortizing loans, these loans have reduced initial loan payments with the potential for significant increases in monthly loan payments in subsequent periods, even if interest rates do not rise, as required amortization of the principal commences. During the year ended December 31, 2011, approximately $52.1 million of the loans in this portfolio will begin principal amortization. Monthly loan payments also increase if interest rates increase. This presents a potential repayment risk if the borrower is unable to meet the higher debt service obligations or refinance the loan. As previously noted, current economic conditions in the residential real estate markets and the mortgage finance markets have made it more difficult for borrowers to refinance their mortgages which also increases our exposure to loss.

Non-performing assets take significant time to resolve and adversely affect our results of operations and financial condition, and could result in further losses in the future.

At December 31, 2010 and 2009, the Company’s non-performing loans totaled $385.5 million and $331.0 million, or 12.0% and 9.0% of our loan portfolio, respectively. At December 31, 2010 and 2009, the Company’s non-performing assets (which include non-performing loans and foreclosed real estate) were $463.6 million and $379.7 million, or 10.3% and 7.9% of our total assets, respectively. In addition, the Company had approximately

Risk Factors

(BankAtlantic Bancorp)

$38.2 million and $72.9 million in accruing loans that were 30-89 days delinquent at December 31, 2010 and 2009, respectively. Our non-performing assets adversely affect our net income in various ways. Until economic and real estate market conditions improve, particularly in Florida but also nationally, we expect to continue to incur additional losses relating to an increase in non-performing loans and non-performing assets. We generally do not record interest income on non-performing loans or real estate owned. When we receive the collateral in foreclosures or similar proceedings, we are required to mark the related collateral to the then fair market value, generally based on appraisals of the property obtained by us, which often results in an additional loss. These loans and real estate owned also increase our risk profile, and increases in the level of non-performing loans and non-performing assets impact our regulators’ view of appropriate capital levels, which was the major contributing factor to the imposition of the Orders. Our regulators will likely require us to maintain enhanced capital levels until, at a minimum, our levels of non-performing loans and assets are substantially reduced. While we seek to manage our nonperforming assets, decreases in the value of these assets or deterioration in our borrowers’ financial condition, which is often impacted by economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of non-performing assets requires significant commitments of management time.

BankAtlantic’s consumer loan portfolio is concentrated in home equity loans collateralized by Florida properties primarily located in the markets where BankAtlantic operates its branch network.

The decline in residential real estate prices and higher unemployment throughout Florida has, over the past three years, resulted in an increase in mortgage delinquencies and higher foreclosure rates. Additionally, in response to the turmoil in the credit markets, financial institutions have tightened underwriting standards which has limited borrowers’ ability to refinance. These conditions have adversely impacted delinquencies and credit loss trends in BankAtlantic’s home equity loan portfolio and it does not currently appear that these conditions will improve significantly in the near term. Approximately 74% of the loans in BankAtlantic’s home equity portfolio are residential second mortgages that exhibit higher loss severity than residential first mortgages. If current economic conditions do not improve and home prices continue to fall, BankAtlantic may continue to experience higher credit losses from this loan portfolio. Since the collateral for this portfolio consists primarily of second mortgages, it is unlikely that BankAtlantic will be successful in recovering all or any portion of its loan proceeds in the event of a default unless BankAtlantic is prepared to repay the first mortgage and such repayment and the costs associated with a foreclosure are justified by the value of the property.

Changes in interest rates could adversely affect our net interest income and profitability.

The majority of BankAtlantic’s assets and liabilities are monetary in nature. As a result, the earnings and growth of BankAtlantic are significantly affected by interest rates, which are subject to the influence of economic conditions generally, both domestic and foreign, events in the capital markets and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The nature and timing of any changes in such policies or general economic conditions and their effect on BankAtlantic cannot be controlled and are extremely difficult to predict. Changes in interest rates can impact BankAtlantic’s net interest income as well as the valuation of its assets and liabilities.

Banking is an industry that depends to a large extent on its net interest income. Net interest income is the difference between:

•	interest income on interest-earning assets, such as loans; and

•	interest expense on interest-bearing liabilities, such as deposits.

Changes in interest rates can have differing effects on BankAtlantic’s net interest income. In particular, changes in market interest rates, changes in the relationships between short-term and long-term market interest

Risk Factors

(BankAtlantic Bancorp)

rates, or the yield curve, or changes in the relationships between different interest rate indices can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income and therefore reduce BankAtlantic’s net interest income. While BankAtlantic has attempted to structure its asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates, BankAtlantic may not be successful in doing so.

Loan and mortgage-backed securities prepayment decisions are also affected by interest rates. Loan and securities prepayments generally accelerate as interest rates fall. Prepayments in a declining interest rate environment reduce BankAtlantic’s net interest income and adversely affect its earnings because:

•	it amortizes premiums on acquired loans and securities, and if loans or securities are prepaid, the unamortized premium will be charged off; and

•	the yields it earns on the investment of funds that it receives from prepaid loans and securities are generally less than the yields that it earned on the prepaid loans.

Significant loan prepayments in BankAtlantic’s mortgage and investment portfolios in the future could have an adverse effect on BankAtlantic’s earnings as proceeds from the repayment of loans may be reinvested in loans with lower interest rates. Additionally, increased prepayments associated with purchased residential loans may result in increased amortization of premiums on acquired loans, which would reduce BankAtlantic’s interest income.

In a rising interest rate environment, loan and securities prepayments generally decline, resulting in yields that are less than the current market yields. In addition, the credit risks of loans with adjustable rate mortgages may worsen as interest rates rise and debt service obligations increase.

BankAtlantic uses a computer model using standard industry software to assist it in its efforts to quantify BankAtlantic’s interest rate risk. The model measures the potential impact of gradual and abrupt changes in interest rates on BankAtlantic’s net interest income. While management would attempt to respond to the projected impact on net interest income, management’s efforts may not be successful.

BankAtlantic is subject to liquidity risk as its loans are funded by its deposits.

Like all financial institutions, BankAtlantic’s assets are primarily funded through its customer deposits and changes in interest rates, availability of alternative investment opportunities, a loss of confidence in financial institutions in general or BankAtlantic in particular, and other factors may make deposit gathering more difficult. If BankAtlantic experiences decreases in deposit levels, it may need to increase its borrowings, which may not be available in sufficient amounts, or liquidate a portion of its assets, which may not be readily saleable. Additionally, interest rate changes or further disruptions in the capital markets may make the terms of borrowings and deposits less favorable. For a further discussion on liquidity, refer to “Management’s Discussion and Analysis of Results of Operations and Financial Condition – Liquidity and Capital Resources.”

BankAtlantic has significantly reduced operating expenses over the past three years and BankAtlantic may not be able to continue to reduce expenses without adversely impacting its operations.

BankAtlantic’s operating expenses have declined from $330.6 million for the year ended December 31, 2008 to $236.3 million for the year ended December 31, 2010. BankAtlantic reorganized its operations during this period and significantly reduced operating expenses while focusing on its core businesses and seeking to maintain quality customer service. While management is focused on reducing overall expenses, BankAtlantic

Risk Factors

(BankAtlantic Bancorp)

may not be successful in efforts to further reduce expenses or to maintain its current expense structure. BankAtlantic’s inability to reduce or maintain its current expense structure may have an adverse impact on our results.

Prior to 2009, the Parent Company relied on dividends from BankAtlantic to service its debt and pay dividends, but no dividends from BankAtlantic are anticipated or contemplated for the foreseeable future.

BankAtlantic has not paid a dividend to the Parent Company since September 2008, and the Bank Order prohibits BankAtlantic from paying dividends to the Parent Company without the prior written non-objection of the OCC. As such, BankAtlantic does not intend to pay dividends to the Parent Company for the foreseeable future.

The cost and outcome of pending legal proceedings may impact our results of operations.

BankAtlantic Bancorp, BankAtlantic and their subsidiaries are currently parties in ongoing litigation, legal and regulatory proceedings which have resulted in a significant increase in non-interest expense relating to legal and other professional fees. Pending proceedings include class action securities litigation, litigation which has been brought by the SEC, the Orders, an overdraft fee investigation and litigation which has been brought by the holders of certain of the holders of our trust preferred securities, and trustees of the trusts which issued the securities, in connection with the proposed sale of BankAtlantic to BB&T, as well as litigation arising out of our banking operations including workouts and foreclosures, potential class actions by customers relating to service and overdraft fees assessed to their accounts, and legal proceedings associated with our tax certificate business and relationships with third party tax certificate ventures. While, based on current information, we believe that we have meritorious defenses in these proceedings, we anticipate continued elevated legal and related costs as parties to the actions and the ultimate outcomes of the matters are uncertain. See the section of this joint proxy statement/prospectus entitled “Information About BFC — Legal Proceedings — BankAtlantic Bancorp and Its Subsidiaries” beginning on page      for further information regarding the legal proceedings to which BankAtlantic Bancorp and its subsidiaries are currently subject.

Further reductions in BankAtlantic’s assets may adversely affect our earnings and/or operations.

BankAtlantic has reduced its assets and repaid borrowings in order to improve its liquidity and regulatory capital ratios. The reduction of earning asset balances has reduced our net interest income. Our net interest income was $163.3 million for the year ended December 31, 2009 and $151.3 million for the year ended December 31, 2010. The reduction in net interest income from earning asset reductions has previously been offset by lower operating expenses in prior periods. Our ability to further reduce expenses without adversely affecting our operations may be limited and as a result, further reductions in our earning asset balances in future periods may adversely affect earnings and/or operations.

Adverse market conditions have affected and may continue to affect the financial services industry as well as our business and results of operations.

Our financial condition and results of operations have been, and may continue to be, adversely impacted as a result of the downturn in the U.S. housing and commercial real estate markets and general economic conditions. Dramatic declines in the national and, in particular, Florida housing markets over the past three years, with falling home prices and increasing foreclosures and unemployment, have negatively impacted the credit performance of our loans and resulted in significant asset impairments at all financial institutions, including government-sponsored entities, major commercial and investment banks, and regional and community financial institutions including BankAtlantic. Reflecting concern about the stability of the financial markets generally and the strength of counterparties, many lenders and institutional investors have reduced or ceased providing funding

Risk Factors

(BankAtlantic Bancorp)

to borrowers, including to other financial institutions. This market turmoil and tightening of credit have led to an increased level of commercial and consumer delinquencies, lack of consumer confidence, increased market volatility and widespread reduction of business activity generally. The continuing economic pressure on consumers and lack of confidence in the financial markets has adversely affected and may continue to adversely affect our business, financial condition and results of operations. Further negative market and economic developments may cause adverse changes in payment patterns, causing increases in delinquencies and default rates, which may impact our charge-offs and provisions for loan losses. Continuing economic deterioration that affects household and/or corporate incomes could also result in reduced demand for credit or fee-based products and services. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on BankAtlantic and others in the financial services industry. In particular, we may face the following risks in connection with these events:

•

BankAtlantic’s borrowers may be unable to make timely repayments of their loans, or the value of real estate collateral securing the payment of such loans may continue to decrease which could result in increased delinquencies, foreclosures and customer bankruptcies, any of which would increase levels of non-performing loans resulting in significant credit losses, and increased expenses and could have a material adverse effect on our operating results.

•

Further disruptions in the capital markets or other events, including actions by rating agencies and deteriorating investor expectations, may result in an inability to borrow on favorable terms or at all from other financial institutions or government entities.

•	Increased regulation of the industry may increase costs, decrease fee income and limit BankAtlantic’s activities and operations.

•

Increased competition among financial services companies based on the recent consolidation of competing financial institutions and the conversion of investment banks into bank holding companies may adversely affect BankAtlantic’s ability to competitively market its products and services.

•	BankAtlantic may be required to pay higher FDIC deposit premiums and assessments.

•	Continued asset valuation declines could adversely impact our credit losses and result in additional impairments of goodwill and other assets.

Our loan portfolio subjects us to high levels of credit and counterparty risk.

We are exposed to the risk that our borrowers or counter-parties may default on their obligations. Credit risk arises through the extension of loans, certain securities, letters of credit, and financial guarantees and through counter-party exposure on trading and wholesale loan transactions. In an attempt to manage this risk, we seek to establish policies and procedures to manage both on and off-balance sheet (primarily loan commitments) credit risk.

BankAtlantic reviews the creditworthiness of individual borrowers or counter-parties, and limits are established for the total credit exposure to any one borrower or counter-party; however, such limits may not have the effect of adequately limiting credit exposure. In addition, when deciding whether to extend credit or enter into other transactions with customers and counterparties, we often rely on information furnished to us by such customers and counterparties, including financial statements and other financial information, and representations of the customers and counterparties that relates to the accuracy and completeness of the information. While we take all actions we deem necessary to ensure the accuracy of the information provided to us, all the information provided to us may not be accurate or we may not successfully identify all information needed to fully assess the risk which may expose us to increased credit risk and counterparty risk.

Risk Factors

(BankAtlantic Bancorp)

BankAtlantic also enters into participation agreements with or acquires participation interests from other lenders to limit its credit risk, but will continue to be subject to risks with respect to its interest in the loan, as well as not being in a position to make independent determinations with respect to its interest. Further, the majority of BankAtlantic’s residential loans are serviced by others. The servicing agreements may restrict BankAtlantic’s ability to initiate work-out and modification arrangements with borrowers which could adversely impact BankAtlantic’s ability to minimize losses on non-performing loans.

The Company is also exposed to credit and counterparty risks with respect to loans held in its asset workout subsidiary.

Adverse events in Florida, where our business is currently concentrated, could adversely impact our results and future growth.

BankAtlantic’s business, the location of its stores, the primary source of repayment for its small business loans and the real estate collateralizing its commercial real estate loans (and the loans held by our asset workout subsidiary) and its consumer home equity loans are primarily concentrated in Florida. As a result, we are exposed to geographic risks as increasing unemployment, declines in the housing industry and declines in the real estate market have generally been more severe in Florida than in the rest of the country. Adverse changes in laws and regulations in Florida would have a greater negative impact on our revenues, financial condition and business than on similar institutions in markets outside of Florida. Further, the State of Florida is subject to the risks of natural disasters such as tropical storms and hurricanes, which may disrupt our operations, adversely impact the ability of our borrowers to timely repay their loans and the value of any collateral held by us, or otherwise have an adverse effect on our results of operations. The severity and impact of tropical storms, hurricanes and other weather related events are unpredictable.

The Company is controlled by BFC Financial Corporation and its controlling shareholders and this control position may adversely affect the market price of the Company’s Class A Common Stock.

BFC owns shares of the Company’s Class A Common Stock and Class B Common Stock representing approximately 75% of the Company’s total voting power. Additionally, Alan B. Levan, our Chairman and Chief Executive Officer, and John E. Abdo, our Vice Chairman, beneficially own shares of BFC’s Class A and Class B Common Stock representing approximately 71% of BFC’s total voting power. The Company’s Class A Common Stock and Class B Common Stock vote as a single group on most matters. Accordingly, BFC, directly, and Messrs. Levan and Abdo, indirectly through BFC, are in a position to control the Company, elect the Company’s Board of Directors and significantly influence the outcome of any shareholder vote, except in those limited circumstances where Florida law mandates that the holders of the Company’s Class A Common Stock vote as a separate class. This control position may have an adverse effect on the market price of the Company’s Class A Common Stock.

BFC can reduce its economic interest in us and still maintain voting control.

Our Class A Common Stock and Class B Common Stock generally vote together as a single class, with our Class A Common Stock possessing a fixed 53% of the aggregate voting power of all of our common stock and our Class B Common Stock possessing a fixed 47% of such aggregate voting power. Our Class B Common Stock currently represents less than 2% of our common equity and 47% of our total voting power. As a result, the voting power of our Class B Common Stock does not bear a direct relationship to the economic interest represented by the shares. Any issuance of shares of our Class A Common Stock will further dilute the relative economic interest of our Class B Common Stock, but will not decrease the voting power represented by our Class B Common Stock. Further, our Restated Articles of Incorporation provide that these relative voting percentages will remain fixed until such time as BFC and its affiliates own less than 97,253 shares of our Class B Common Stock, which is approximately 50% of the number of shares of our Class B Common Stock that BFC

Risk Factors

(BankAtlantic Bancorp)

now owns, even if additional shares of our Class A Common Stock are issued. Therefore, BFC may sell up to approximately 50% of its shares of our Class B Common Stock (after converting those shares to Class A Common Stock), and significantly reduce its economic interest in us, while still maintaining its voting power. If BFC were to take this action, it would widen the disparity between the equity interest represented by our Class B Common Stock and its voting power. Any conversion of shares of our Class B Common Stock into shares of our Class A Common Stock would further dilute the voting interests of the holders of our Class A Common Stock.

Provisions in our charter documents may make it difficult for a third party to acquire us and could depress the price of our Class A Common Stock.

Our Restated Articles of Incorporation and Amended and Restated Bylaws contain provisions that could delay, defer or prevent a change of control of the Company or our management. These provisions could make it more difficult for shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our Class A Common Stock. These provisions include:

•	the provisions in our Restated Articles of Incorporation regarding the voting rights of our Class B Common Stock;

•

the authority of our board of directors to issue additional shares of common or preferred stock and to fix the relative rights and preferences of the preferred stock without additional shareholder approval;

•	the division of our board of directors into three classes of directors with three-year staggered terms; and

•	advance notice procedures to be complied with by shareholders in order to make shareholder proposals or nominate directors.

A sustained decline in the Company’s Class A Common Stock price may result in the delisting of its Class A Common Stock from the NYSE.

The Company’s Class A Common Stock currently trades on the NYSE. Like many other companies involved in the financial services industry over the last several years, the trading price of the Company’s Class A Common Stock has experienced a substantial decline. A listed company would be deemed to be below compliance with the continued listing standards of the NYSE if, among other things, the listed company’s average closing price was less than $1.00 over a consecutive 30 trading day period or, with respect to listed companies with shareholders equity of less than $50 million, the listed company’s average market capitalization was less than $50 million over a consecutive 30 trading day period. The NYSE’s market capitalization and equity requirements are based on the Company’s publicly traded stock at the holding company level.

On April 6, 2011, the Company was notified that its Class A Common Stock did not satisfy one minimum share price standard because, as of March 31, 2011, the average closing price per share of the Company’s Class A Common Stock over the preceding 30 trading day period was $0.98. Under the rules of the NYSE, the Company had a six month period to cure the deficiency, which was accomplished as a result of the one-for-five reverse stock split effected by the Company during October 2011.

On October 21, 2011, the Company received notification that it was below the NYSE’s continued listing criteria because, as of October 14, 2011, the Company’s average market capitalization for the preceding 30-day trading period was $48.9 million. In accordance with the NYSE’s rules, the Company submitted a business plan to the NYSE in which it advised the NYSE of the actions it has taken or expects to take in order to comply with the NYSE’s continued listing standards within 18 months. The Company’s Class A Common Stock will continue to be listed and traded on the NYSE during this period, subject to the NYSE’s acceptance of the business plan, and the Company’s compliance with the business plan and the other continued listing standards of the NYSE.

Risk Factors

(BankAtlantic Bancorp)

If the Company does not timely regain compliance with the NYSE’s average market capitalization standard and otherwise meet and continue to comply with the requirements for continued listing, then the Company’s Class A Common Stock will be delisted from the New York Stock Exchange. In such case, the Company would attempt to cause its Class A Common Stock to be eligible for quotation on the OTC Bulletin Board. However, in such event, the trading price of the Company’s Class A Common Stock would likely be adversely impacted, it may become more difficult for the holders of the Company’s Class A Common Stock to sell or purchase shares of the Company’s Class A Common Stock, and it may become more difficult for the Company to raise capital, which could materially and adversely impact the Company’s business, prospects, financial condition and results of operations.

The loss of key personnel or the failure to attract and retain highly qualified personnel could adversely affect our operations.

Our performance is largely dependent on the talents and efforts of skilled individuals. There is intense competition in the financial services industry for qualified employees. We also face increasing competition with businesses outside the financial services industry for the most highly skilled individuals. In addition, our recent losses, reductions in force and other efforts to achieve operating efficiencies as well as the concerns about the transaction with BB&T and the stability of financial institutions in general may make it more difficult to retain key personnel. Our business operations could be adversely affected if we are unable to retain and motivate our existing employees and attract new employees as needed. See also the risk factor captioned, “The loss of the services of BFC’s key management and personnel could adversely affect its business” on page      and the section of this joint proxy statement/prospectus entitled “Information About BFC — Legal Proceedings — BankAtlantic Bancorp and Its Subsidiaries” beginning on page      for information regarding the lawsuit recently brought by the SEC against the Company and its Chairman and Chief Executive Officer, Alan B. Levan, which, in addition to injunctive relief and monetary penalties, seeks an officer and director bar with respect to Mr. Alan Levan.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities, plans and objectives of management, markets for the equity and debt securities of BFC and Bluegreen, the merger and the effects thereof (if consummated) upon the companies and other matters relating to the companies and their respective subsidiaries, including, in the case of BFC, the proposed sale of BankAtlantic and other events pertaining to BankAtlantic Bancorp. Statements in this joint proxy statement/prospectus that are not historical facts are identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 21E of the Exchange Act and Section 27A of the Securities Act. These forward-looking statements, wherever they occur in this joint proxy statement/prospectus, reflect the judgment of the management of BFC or Bluegreen, respectively, and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These forward-looking statements should, therefore, be considered in light of various important factors, including, without limitation, those described in the section of this joint proxy statement/prospectus entitled “Risk Factors.”

Words such as “estimate,” “project,” “anticipate,” “plan,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this joint proxy statement/prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Readers also should understand that it is not possible to predict or identify all such factors and that the risks and uncertainties contained herein should not be considered a complete statement of all potential risks and uncertainties. Readers should also realize that if underlying assumptions prove to be inaccurate, or unknown risks or uncertainties materialize, actual results could vary materially from the projections. Neither BFC or Bluegreen, nor any other person, undertakes any obligation to update any forward-looking statements.

THE BLUEGREEN SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to Bluegreen’s shareholders as part of a solicitation of proxies by the board of directors of Bluegreen for use at a special meeting of Bluegreen’s shareholders.

Date, Time and Place

The special meeting of Bluegreen’s shareholders will be held on             , 2012 at     :        .m., local time, at             .

Purpose of the Meeting

The sole purpose of the meeting is to consider and vote upon a proposal to approve the merger agreement.

Recommendation of the Board of Directors of Bluegreen

For the reasons described in this joint proxy statement/prospectus, including the recommendation of Bluegreen’s special committee and the opinion of the financial advisor to Bluegreen’s special committee as to the fairness of the exchange ratio in the merger, from a financial point of view, to Bluegreen’s shareholders other than BFC and its affiliates, the board of directors of Bluegreen has determined that the merger is advisable, fair to and in the best interests of Bluegreen’s shareholders. Accordingly, the board of directors of Bluegreen recommends that Bluegreen’s shareholders vote “FOR” the merger agreement. See “The Merger—Recommendation of the Bluegreen Board and Its Reasons for the Merger.”

Record Date; Shares Entitled to Vote; Quorum

Only shareholders of record of Bluegreen at the close of business on             , 2012, the record date for the Bluegreen special meeting, are entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof. On the Bluegreen record date,             shares of Bluegreen’s Common Stock were issued and outstanding. A complete list of Bluegreen’s shareholders of record will be open for examination by any shareholder of record at Bluegreen’s corporate offices, 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431, during regular business hours for a period of no less than ten days prior to the Bluegreen special meeting. The list will also be available for examination by any shareholder of record present at the Bluegreen special meeting.

Holders of Bluegreen’s Common Stock are entitled to one vote per share on the proposal relating to the merger agreement.

A quorum will be present at the meeting if a majority of the shares of Bluegreen’s Common Stock outstanding on the Bluegreen record date are represented, in person or by proxy, at the meeting. In the event that a quorum is not present, it is expected that the meeting will be adjourned to solicit additional proxies.

Vote Required to Approve the Merger Agreement

Under the MBCA, the affirmative vote of holders of shares of Bluegreen’s Common Stock representing at least 66-2/3% of the shares of such stock outstanding on the Bluegreen record date is required to approve the merger agreement. In the absence of instructions from the beneficial owners of shares of Bluegreen’s Common Stock, brokers, banks and other nominees will not have discretionary voting authority with respect to the approval of the merger agreement. Shares represented by such “broker non-votes,” as well as abstentions and failures to vote, will have the same effect as votes cast against the merger agreement.

Shares Owned by BFC

BFC currently owns, directly or indirectly, and is entitled to vote 16,922,953 shares of Bluegreen’s Common Stock, representing approximately 54% of the outstanding shares of such stock. BFC has committed to vote all such shares in favor of the merger agreement.

Shares Owned by Directors and Executive Officers of Bluegreen

In addition to the shares of Bluegreen’s Common Stock owned by BFC, which may be deemed to be beneficially owned by Alan B. Levan, Chairman of Bluegreen and Chairman, Chief Executive Officer and President of BFC, and John E. Abdo, Chairman of each of Bluegreen and BFC, Bluegreen’s directors and executive officers collectively own, directly or indirectly, and are entitled to vote 118,594 shares, or approximately 0.3%, of Bluegreen’s Common Stock. It is anticipated that Bluegreen’s directors and executive officers will vote their shares of Bluegreen’s Common Stock in favor of the merger agreement, although they are not required to do so.

Voting by Proxy

Bluegreen’s shareholders may vote their shares of Bluegreen’s Common Stock by proxy. The method of voting by proxy differs for shares held as a record holder and shares held in “street name.” A proxy card is enclosed for the use of Bluegreen’s shareholders of record and voting instructions are included on such proxy card. Bluegreen’s shareholders of record may vote by completing, dating and signing the enclosed proxy card and promptly returning it in the enclosed, pre-addressed, postage-paid envelope or otherwise transmitting their voting instructions as described on the proxy card. Shareholders of Bluegreen who hold their shares in “street name,” which means such shares are held of record by a broker, bank or other nominee, will receive instructions from their respective brokers, banks or other nominees that such shareholders must follow in order to vote their shares. The failure of “street name” holders to provide voting instructions to their brokers, banks or other nominees will result in “broker non-votes” for those shares, and such “broker non-votes” will count as votes against the merger agreement. All properly signed and returned proxy cards that are received prior to the Bluegreen special meeting and other voting instructions timely received and not revoked will be voted at the Bluegreen special meeting as indicated on the proxy card or according to the voting instructions, as the case may be. If a proxy card is signed, returned and received prior to the Bluegreen special meeting but does not indicate how the shares represented thereby should be voted, those shares will be voted “FOR” the merger agreement.

Voting in Person

Shareholders of record of Bluegreen that plan to attend the Bluegreen special meeting and wish to vote in person will be given a ballot at the meeting. It should be noted, however, that a shareholder of Bluegreen who holds his, her or its shares in “street name” and wishes to vote at the Bluegreen special meeting must bring to the meeting proxies from the record holders of the shares authorizing the shareholder to vote in person at the meeting.

SHAREHOLDERS OF BLUEGREEN WHO WISH TO ATTEND THE MEETING MAY BE ASKED TO PRESENT VALID PICTURE IDENTIFICATION, SUCH AS A DRIVER’S LICENSE OR PASSPORT. CAMERAS, RECORDING DEVICES AND OTHER ELECTRONIC DEVICES WILL NOT BE PERMITTED AT THE MEETING. SHAREHOLDERS OF RECORD SHOULD BRING THE ADMISSION TICKET ATTACHED TO THEIR PROXY CARD IN ORDER TO FACILITATE THEIR REGISTRATION PROCESS AT THE MEETING. SHAREHOLDERS WHO HOLD THEIR SHARES IN “STREET NAME” AND, THEREFORE, DID NOT RECEIVE AN ADMISSION TICKET, WILL NEED TO BRING A COPY OF THE BROKERAGE STATEMENT REFLECTING THEIR STOCK OWNERSHIP AS OF THE CLOSE OF BUSINESS ON THE BLUEGREEN RECORD DATE IN ORDER TO REGISTER AT THE MEETING.

The votes of all shareholders of Bluegreen are important. Accordingly, all shareholders of Bluegreen should sign and return the enclosed proxy card or otherwise transmit their voting instructions as described on the proxy card, whether or not they plan to attend the Bluegreen special meeting in person. Shareholders of record and “street name” holders who have obtained proxies to vote their shares in person can always change their votes at the meeting.

Revocation of Proxies

Holders of record of Bluegreen’s Common Stock may revoke their proxies by providing written notice of revocation addressed to, or in person to, Anthony M. Puleo, Secretary, at Bluegreen’s principal executive offices set forth on the notice of special meeting accompanying this joint proxy statement/prospectus. Holders of record of Bluegreen’s Common Stock may also revoke previously granted proxies or voting instructions by submitting a new valid proxy bearing a later date, by transmitting new voting instructions in accordance with the voting procedures described on the proxy card or by filing with Broadridge, at its address located on the proxy card, either a written notice of revocation or a properly completed and signed proxy card bearing a later date. To be valid, any such revocation notice or new proxy card must be received by the applicable individual or company indicated above no later than 11:59 p.m., local time, on the date immediately preceding the Bluegreen special meeting. In addition, holders of record of Bluegreen’s Common Stock may revoke previously granted proxies or voting instructions by attending the Bluegreen special meeting and voting in person, although attendance at the meeting will not by itself revoke a previously granted proxy.

The options described in the preceding paragraph do not apply to shareholders of Bluegreen who hold their shares in “street name.” Rather, shareholders of Bluegreen who hold their shares in “street name” must contact their broker, bank or other nominee to find out how to change their vote.

Proxy Solicitation

Bluegreen is soliciting proxies for the special meeting of its shareholders. Bluegreen will bear the entire cost of soliciting proxies from its shareholders, except that BFC and Bluegreen have each agreed to share equally all expenses incurred in connection with the printing, mailing and filing with the SEC of this joint proxy statement/prospectus and the registration statement of which this joint proxy statement/prospectus is a part. In addition to the solicitation of proxies by mail, Bluegreen will request that brokers, banks and other nominees send proxies and proxy materials to Bluegreen’s beneficial shareholders and secure their voting instructions, if necessary. Bluegreen will reimburse those record holders for their reasonable expenses in so doing. Additionally, Bluegreen and BFC have engaged             , a proxy solicitation firm, to assist in the solicitation of proxies from their respective shareholders. Bluegreen and BFC have agreed to pay             customary fees for its services, as well as reimburse             for its out-of-pocket expenses for such items as mailing, copying, phone calls, faxes and other related matters, and indemnify             against any losses arising out of its proxy soliciting services. Bluegreen also may use its directors, officers and other employees, who will not be specially compensated, to solicit proxies from Bluegreen’s shareholders, either personally or by telephone, the Internet, telegram, facsimile or special delivery letter.

No Other Business

No matter other than the proposal relating to the merger agreement will be considered at the Bluegreen special meeting.

Neither BFC nor Bluegreen has any arrangement or understanding with any of Bluegreen’s “named executive officers,” as defined in Item 402(m) of Regulation S-K of the SEC, concerning any type of compensation that is based on or otherwise relates to the merger. As a result, the advisory shareholder vote relating to “golden parachute compensation” otherwise required by Item 402(t) of Regulation S-K of the SEC is not applicable to the merger.

Assistance

If you are a shareholder of Bluegreen and you need assistance in completing your proxy card or otherwise providing your voting instructions, or if you have questions regarding the Bluegreen special meeting or the merger, please contact the information agent for the merger,             , at             .

THE BFC SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to BFC’s shareholders as part of a solicitation of proxies by the board of directors of BFC for use at a special meeting of BFC’s shareholders.

Date, Time and Place

The special meeting of BFC’s shareholders will be held on                     , 2012 at     :        .m., local time, at the Corporate Center, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.

Purposes of the Meeting

The purposes of the BFC special meeting are to consider and vote upon proposals to approve the merger and the reverse stock split.

Recommendation of the Board of Directors of BFC

For the reasons described in this joint proxy statement/prospectus, including the opinion of the financial advisor to BFC’s board of directors as to the fairness of the exchange ratio in the merger, from a financial point of view, to the holders of BFC’s Class A Common Stock and Class B Common Stock, BFC’s board of directors has determined that the merger is advisable, fair to and in the best interests of BFC and its shareholders. Accordingly, the board of directors of BFC recommends that BFC’s shareholders vote “FOR” the merger. See “The Merger—Recommendation of the BFC Board and Its Reasons for the Merger.” The board of directors of BFC also recommends that BFC’s shareholders vote “FOR” the reverse stock split.

Record Date; Shares Entitled to Vote; Quorum

Only shareholders of record of BFC at the close of business on                     , 2012, the record date for the BFC special meeting, are entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof. On the BFC record date,             shares of BFC’s Class A Common Stock and             shares of BFC’s Class B Common Stock were issued and outstanding. A complete list of BFC’s shareholders of record will be open for examination by any shareholder of record at BFC’s corporate offices, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309, during regular business hours for a period of no less than ten days prior to the meeting. The list will also be available for examination by any shareholder of record present at the meeting.

BFC’s shareholders will vote together as a single class on the proposal relating to the merger and the proposal relating to the reverse stock split. Each share of BFC’s Class A Common Stock entitles the holder thereof to one vote on each proposal, with all such shares representing in the aggregate 22% of the general voting power of BFC. The number of votes represented by each share of BFC’s Class B Common Stock, which represents in the aggregate 78% of the general voting power of BFC, is calculated in accordance with BFC’s Amended and Restated Articles of Incorporation. At the BFC special meeting, each outstanding share of BFC’s Class B Common Stock will be entitled to             votes on each proposal. In addition, the holders of BFC’s Class B Common Stock will be entitled to vote separately on the reverse stock split.

A quorum will be present at the BFC special meeting if shares of BFC’s Class A Common Stock and Class B Common Stock representing a majority of BFC’s total voting power outstanding on the BFC record date are represented, in person or by proxy, at the meeting. To act on the reverse stock split, holders of a majority of the shares of BFC’s Class B Common Stock outstanding on the BFC record date are also required to be present at the meeting, in person or by proxy. In the event that a quorum is not present, it is expected that the meeting will be adjourned to solicit additional proxies.

Vote Required to Approve the Merger and the Reverse Stock Split

The merger will be approved by BFC’s shareholders if it receives the affirmative vote of a majority of the votes entitled to be cast on such proposal. In the absence of instructions from the beneficial owners of shares of BFC’s Class A Common Stock and Class B Common Stock, brokers, banks and other nominees will not have discretionary voting authority with respect to the vote on the merger. Shares represented by such “broker non-votes,” as well as failures to vote and abstentions, will have the same effect as votes cast against the merger.

The reverse stock split will be approved by BFC’s shareholders if it receives the affirmative vote of a majority of the votes entitled to be cast on such proposal. In addition, the reverse stock split also requires the separate approval of holders of a majority of the shares of BFC’s Class B Common Stock outstanding on the BFC record date. In the absence of instructions from the beneficial owners of shares of BFC’s Class A Common Stock and Class B Common Stock, brokers, banks and other nominees will not have discretionary voting authority with respect to the vote on the reverse stock split. Shares represented by such “broker non-votes,” as well as failures to vote and abstentions, will have the same effect as votes cast against the reverse stock split.

Shares Owned by Directors and Executive Officers of BFC

Alan B. Levan, BFC’s Chairman, Chief Executive Officer and President, and John E. Abdo, BFC’s Vice Chairman, collectively own, directly or indirectly, and are entitled to vote approximately 16% of the outstanding shares of BFC’s Class A Common Stock and approximately 86% of the outstanding shares of BFC’s Class B Common Stock, representing approximately 71% of the total voting power of BFC. Messrs. Levan and Abdo have indicated their intention to vote their shares of BFC’s Class A Common Stock and Class B Common Stock in favor of the merger and the reverse stock split. If Messrs. Levan and Abdo vote their shares as indicated, then the approval of the merger and the reverse stock split by BFC’s shareholders is assured.

Including the shares of BFC’s Class A Common Stock and Class B Common Stock owned by Messrs. Levan and Abdo, BFC’s directors and executive officers collectively own, directly or indirectly, and are entitled to vote 12,471,398 shares, or approximately 18%, of BFC’s Class A Common Stock, and 5,912,570 shares, or approximately 86%, of BFC’s Class B Common Stock. These shares collectively represent approximately 71% of the general voting power of BFC. It is anticipated that BFC’s directors and executive officers will vote their shares of BFC’s Class A Common Stock and Class B Common Stock in favor of the merger and the reverse stock split, although they are not required to do so.

Voting by Proxy

BFC’s shareholders may vote their shares of BFC’s Class A Common Stock and Class B Common Stock by proxy. The method of voting by proxy differs for shares held as a record holder and shares held in “street name.” A proxy card is enclosed for the use of BFC’s shareholders of record and voting instructions are included on such proxy card. BFC’s shareholders of record may vote by completing, dating and signing the enclosed proxy card and promptly returning it in the enclosed, pre-addressed, postage-paid envelope or otherwise transmitting their voting instructions as described on the proxy card. Shareholders of BFC who hold their shares in “street name,” which means such shares are held of record by a broker, bank or other nominee, will receive instructions from their respective brokers, banks or other nominees that such shareholders must follow in order to vote their shares. A “street name” holder’s failure to provide voting instructions to his, her or its broker, bank or other nominee will result in a “broker non-vote” for those shares, and such “broker non-votes” will have the same effect as votes against the merger and the reverse stock split. All properly signed and returned proxy cards that are received prior to the BFC special meeting and that are not revoked will be voted at the BFC special meeting as indicated on the proxy card or according to the voting instructions, as applicable. If a proxy card is signed, returned and received prior to the BFC special meeting but does not indicate how the shares represented thereby should be voted on the merger and/or the reverse stock split, those shares will be voted “FOR” the merger and/or “FOR” the reverse stock split, as applicable.

Voting in Person

Shareholders of record of BFC that plan to attend the BFC special meeting and wish to vote in person will be given a ballot at the meeting. It should be noted, however, that “street name” holders who wish to vote their shares in person at the BFC special meeting must bring to the meeting proxies from the record holders of the shares authorizing the shareholder to vote in person at the meeting.

BFC’s shareholders should submit their proxies or otherwise provide their voting instructions even if they plan to attend the meeting. Record holders and “street name” holders who received proxies to vote their shares in person can always change their votes at the meeting.

The votes of all shareholders of BFC are important. Accordingly, all shareholders of BFC should sign and return the enclosed proxy card or otherwise transmit their voting instructions as described on the proxy card, whether or not they plan to attend the BFC special meeting in person.

Revocation of Proxies

A BFC shareholder of record may revoke his, her or its proxy at any time before such proxy is voted at the BFC special meeting by taking any of the following actions:

•	delivering to BFC’s Secretary a signed, written notice of revocation bearing a date later than the date of the previously executed proxy, stating that the proxy is revoked;

•	signing and delivering a new proxy, relating to the same shares and bearing a later date, or transmitting new voting instructions by telephone or internet as described on the proxy card; or

•	attending the meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy.

If a shareholder of BFC holds his, her or its shares in “street name,” the options described in the paragraph above do not apply. Instead, such shareholder must contact his, her or its broker, bank or other nominee to find out how to change his, her or its vote.

Proxy Solicitation

BFC is soliciting proxies for the special meeting of its shareholders. BFC will bear the entire cost of soliciting proxies from its shareholders, except that BFC and Bluegreen have each agreed to share equally all expenses incurred in connection with the printing, mailing and filing with the SEC of this joint proxy statement/prospectus and the registration statement of which this joint proxy statement/prospectus is a part. In addition to the solicitation of proxies by mail, BFC will request that brokers, banks and other nominees send proxies and proxy materials to BFC’s beneficial shareholders and secure their voting instructions, if necessary. BFC will reimburse those record holders for their reasonable expenses in so doing. Additionally, BFC and Bluegreen have engaged             , a proxy solicitation firm, to assist in the solicitation of proxies from their respective shareholders. BFC and Bluegreen have agreed to pay             customary fees for its services, as well as reimburse             for its out-of-pocket expenses for such items as mailing, copying, phone calls, faxes and other related matters, and indemnify             against any losses arising out of its proxy soliciting services. BFC also may use its directors, officers and other employees, who will not be specially compensated, to solicit proxies from BFC’s shareholders, either personally or by telephone, the Internet, telegram, facsimile or special delivery letter.

No Other Business

No matter other than the proposals relating to the merger and the reverse stock split will be considered at the BFC special meeting.

Neither BFC nor Bluegreen has any arrangement or understanding with any of BFC’s “named executive officers,” as defined in Item 402(m) of Regulation S-K of the SEC, concerning any type of compensation that is based on or otherwise relates to the merger. As a result, the advisory shareholder vote relating to “golden parachute compensation” otherwise required by Item 402(t) of Regulation S-K of the SEC is not applicable to the merger.

Assistance

If you are a shareholder of BFC and you need assistance in completing your proxy card or otherwise providing your voting instructions, or if you have questions regarding the BFC special meeting, the merger or the reverse stock split, please contact the information agent for the merger,             , at             .

THE MERGER

General

The boards of directors of BFC and Bluegreen have each approved the merger on the terms and subject to the conditions, including the approval of the shareholders of both companies, described in this joint proxy statement/prospectus. Upon consummation of the merger, Bluegreen will merge with and into an indirect wholly owned subsidiary of BFC. It is currently expected that, prior to the effective time of the merger, the subsidiary into which Bluegreen will be merged (which is currently a Florida limited liability company named BXG Florida, LLC) will be converted to a Florida corporation and, in connection with the merger and the related filing of Articles or a Certificate of Merger with the Florida Department of State, its name will be changed to “Bluegreen Corporation.” In any event, Bluegreen’s separate corporate existence will cease at the effective time of the merger, and such merger subsidiary will be the surviving company of the merger (the “Surviving Company”) and will remain an indirect wholly owned subsidiary of BFC. Under the terms of the merger agreement, holders of Bluegreen’s Common Stock (other than BFC and holders who exercise and perfect their appraisal rights) will be entitled to receive eight shares of BFC’s Class A Common Stock in exchange for each share of Bluegreen’s Common Stock they hold at the effective time of the merger. This exchange ratio will be subject to adjustment only in connection with the reverse stock split or other similar transaction involving BFC’s Class A Common Stock.

The terms and conditions of the merger are contained in the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. Please carefully read the merger agreement, as it is the legal document that governs the merger.

Background of the Merger

Based on its belief that the best potential for growth is through the success of the companies it controls, BFC has in recent years primarily focused on providing overall support for its controlled subsidiaries with a view to the improved performance of the organization as a whole. Consistent with this goal, BFC’s board of directors has focused on possible ways to maximize the utilization of assets and resources within the consolidated organization.

BFC has had a significant investment in Bluegreen since April 2002. During the fourth quarter of 2009, BFC, which at that time owned approximately 9.5 million shares of Bluegreen’s Common Stock, representing approximately 29% of the outstanding shares of such stock, purchased approximately 7.4 million additional shares of Bluegreen’s Common Stock from a third party shareholder. This share purchase increased BFC’s ownership in Bluegreen to approximately 16.9 million shares, which currently represents approximately 54% of the outstanding shares of Bluegreen’s Common Stock. From time to time, including in early 2010, the boards of directors of BFC and Bluegreen discussed the possibility of a strategic transaction between the companies, but, based on then-current circumstances, these discussions did not result in transactions. However, based on the relationship between the companies, the boards of directors of BFC and Bluegreen continued to work closely together to maximize the business, financial condition, operating results and prospects of each company. Further, because Bluegreen is a subsidiary of BFC whose financial results are consolidated into BFC’s financial statements, BFC’s board of directors regularly reviewed information regarding Bluegreen’s business, financial condition, operating results and prospects.

At a meeting of BFC’s board of directors held on August 1, 2011, Alan B. Levan, Chairman of the boards of directors of both BFC and Bluegreen, specifically discussed the possibility of BFC once again exploring a potential strategic transaction with Bluegreen. Mr. Levan discussed, and answered questions from BFC’s directors regarding, his view of the potential benefits of such a transaction to both BFC and Bluegreen, including certain of the factors described below under “Recommendation of the BFC Board and its Reasons for the Merger” and “Recommendation of the Bluegreen Board and its Reasons for the Merger.” Based on this discussion, BFC’s board of directors indicated its willingness to further explore a potential transaction with Bluegreen and to discuss the potential transaction in more detail with a view to presenting a specific proposal to Bluegreen. Later in August, Mr. Levan contacted representatives of JMP Securities to engage JMP Securities to serve as the financial advisor to BFC’s board of directors in connection with the potential transaction with Bluegreen. JMP Securities had previously assisted BFC in connection with its ownership interest in Bluegreen and was believed by BFC’s board of directors to have the requisite experience and qualifications to provide financial advice with respect to the transaction. BFC’s board of directors subsequently ratified the terms of the engagement.

At a meeting of Bluegreen’s board of directors held on August 17, 2011, Mr. Levan advised Bluegreen’s board that BFC was considering the possibility of making a proposal to Bluegreen relating to the shares of Bluegreen not owned by BFC.

On September 16, 2011, BFC’s board of directors held a meeting at which the board discussed whether, and upon what terms, a potential transaction should be proposed to Bluegreen, as well as the process to be followed in connection with the transaction. Mr. Levan also reviewed, and answered questions regarding, the previous discussions between BFC and Bluegreen relating to a possible strategic transaction between the companies, including the discussions engaged in during early 2010. BFC’s directors then discussed the material aspects of the current proposal, which contemplated, among other things, a stock-for-stock merger of equals transaction that would result in BFC owning 100% of Bluegreen. BFC’s board of directors also discussed Bluegreen’s business, financial condition and cash position, including the current status of the sales process with respect to Bluegreen Communities. At the request of BFC’s board of directors, representatives of JMP Securities attended the meeting and made a presentation to the board of directors regarding certain preliminary financial analyses, which included a detailed explanation of the various valuation techniques and calculations used to arrive at pricing ranges. The representatives of JMP Securities also discussed BFC’s management’s views as to certain of the potential benefits to BFC of proceeding with the proposed merger. Following this presentation and after further discussion amongst the members of BFC’s board of directors, Mr. Levan was authorized by BFC’s board of directors to submit to Bluegreen’s board of directors a letter expressing BFC’s interest in pursuing the proposed merger with Bluegreen.

At a meeting of Bluegreen’s board of directors on September 21, 2011, Mr. Levan advised the members of the board of directors of Bluegreen of BFC’s interest in pursuing a possible merger of equals between the two companies, and Mr. Levan presented to Bluegreen’s board of directors BFC’s letter relating to the proposed merger. In connection with its receipt of such proposal, a special committee comprised of the disinterested members of Bluegreen’s board of directors was formed to explore the possible combination of the two companies. Norman H. Becker, Lawrence A. Cirillo, Arnold Sevell, James R. Allmand, III and Orlando Sharpe, each of whom is an independent director of Bluegreen, were appointed to the special committee, with Mr. Sevell being selected to serve as chairman of the special committee. It was determined that Mark Nerenhausen, who is a disinterested director for purposes of the proposed transaction but is not an independent director under certain applicable rules, would be a non-voting member of the special committee. Mr. Levan met with the newly designated committee to answer questions regarding his view of the potential benefits of the transaction to both Bluegreen and BFC. Thereafter, Bluegreen’s special committee indicated its willingness to further explore a potential transaction with BFC, and Mr. Levan undertook to present a more specific proposal.

At a meeting of BFC’s board of directors held on October 3, 2011, Mr. Levan reported that he had submitted to Bluegreen’s board of directors BFC’s letter relating to the proposed merger and that a special committee of Bluegreen’s board of directors had been formed to consider the proposal. Mr. Levan further informed BFC’s board of directors that Bluegreen’s special committee indicated they were receptive to discussing a merger of equals between BFC and Bluegreen. Stearns Weaver, BFC’s regular outside counsel which had been engaged to serve as legal advisor to BFC with respect to the proposed transaction, reviewed generally with the board the relationships of Messrs. Levan and Abdo to both BFC and Bluegreen and the fiduciary and legal duties that were applicable to BFC’s directors in connection with their evaluation and negotiation of a transaction between BFC and Bluegreen.

On October 6, 2011, Bluegreen’s special committee held a meeting for the purpose of discussing the proposed merger with BFC and determining how to proceed with respect to the merger. The special committee determined to engage an independent financial advisor to assist it in evaluating a potential transaction and interviewed and discussed the qualifications of several potential firms to engage as its independent financial advisor. The special committee also reviewed and discussed information relating to the evaluation process undertaken with respect to previous discussions between Bluegreen and BFC in order to assist the special committee in its process of evaluating the currently proposed transaction between the companies. After discussion, the special committee determined to engage Cassel Salpeter to serve as its financial advisor with respect to the proposed transaction. Bluegreen’s special committee selected Cassel Salpeter based on, among other things, Cassel Salpeter’s experience in providing financial advice in connection with mergers, acquisitions, sales of companies, businesses and other assets, and other transactions.

On October 12, 2011, Bluegreen’s special committee held a meeting at which it approved the engagement of Akerman Senterfitt, P.A. (“Akerman”) as independent legal counsel. The special committee selected Akerman based on its experience with respect to merger and acquisition transactions, its knowledge of corporate law, specifically as it may relate to the merger, and the experience of members of its firm with respect to Massachusetts law and specifically the MBCA. Akerman discussed generally with the members of the special committee the purpose of the special committee, the process and procedure of conducting committee meetings and the fiduciary and legal duties that may be applicable to the members of the special committee in connection with their evaluation of a potential transaction with BFC. Akerman also discussed with the special committee the provisions of law applicable to a potential transaction between Bluegreen and BFC. It was also discussed whether Cassel Salpeter should be instructed to solicit indications of interest from other potential acquirers for Bluegreen. Based on, among other things, BFC’s voting position in Bluegreen and intent to continue its relationship with Bluegreen, it was determined that such a search would likely not be productive. Instead, the special committee directed Cassel Salpeter to assist the special committee in negotiations with respect to the possible merger with BFC in order to obtain the highest possible exchange ratio for Bluegreen’s shareholders. As of the date of this joint proxy statement/prospectus, Bluegreen has not received any indication of interest from any other potential acquirer.

On October 14, 2011, representatives of Cassel Salpeter, at the request of Bluegreen’s special committee, contacted representatives of JMP Securities to discuss BFC’s proposal of a merger of equals and certain transaction execution processes, such as due diligence. These discussions continued over the next several days.

On October 24, 2011, Bluegreen’s special committee held a meeting. Mr. Levan attended the meeting at the invitation of the special committee. At the meeting, Mr. Levan made a presentation to the special committee regarding the possible merger and the current activities of BFC. Mr. Levan also discussed with the members of the special committee the anticipated transaction between BankAtlantic Bancorp and BB&T, the consummation of which was not envisioned to be a condition to the possible merger between BFC and Bluegreen.

On October 28, 2011, Bluegreen’s special committee held a meeting at which Mr. Sevell updated the full committee on the status of the proposed merger. At the meeting, representatives of Cassel Salpeter reviewed with the special committee certain preliminary financial analyses regarding Bluegreen, BFC and the proposed transaction.

On October 28, 2011, Cassel Salpeter, at the request of Bluegreen’s special committee, proposed to BFC that the exchange ratio be 9.57 shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock. On October 30, 2011, JMP Securities, on behalf and at the direction of BFC’s board of directors, responded to Cassel Salpeter with a proposed exchange ratio of 7.5 shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock.

On October 31, 2011, BFC’s board of directors held a meeting at which Mr. Levan reported to the board that Bluegreen’s special committee had advised BFC that Bluegreen was prepared to move forward with a negotiated transaction between the companies. BFC’s board of directors then further discussed the proposed terms of the merger, including the exchange ratio.

On November 2, 2011, Bluegreen’s special committee held a meeting. At the meeting, the members of the special committee discussed the status of the proposed transaction between BFC and Bluegreen. The members of the special committee were also updated on the status of the due diligence review of BFC as well as Cassel Salpeter’s preliminary financial analysis of BFC.

During this time period, BFC’s management and Bluegreen’s special committee, with the assistance of their respective legal and financial advisors, continued to discuss the proposed exchange ratio and other terms of the merger. In particular, the positive impact that the announcement of BankAtlantic Bancorp’s proposed sale of BankAtlantic had on the market price of BFC’s Class A Common Stock was discussed in the context of the exchange ratio, as, based on the exchange ratios being discussed at that time, the increase in the market price of BFC’s Class A Common Stock resulted in the merger no longer being a merger of equals, but rather Bluegreen’s shareholders being entitled to receive shares of BFC’s Class A Common Stock with a market value representing a substantial premium over the market value of their shares of Bluegreen’s Common Stock. After lengthy discussions regarding this matter, it was agreed that the exchange ratio would not be adjusted to account for the increase in the market price of BFC’s Class A Common Stock resulting from the announcement of the proposed sale of BankAtlantic, but, as indicated below, the terms of the merger agreement would exclude any change to BFC resulting from the proposed sale of BankAtlantic not being completed on the contemplated terms, or at all, from constituting a “material adverse effect” with respect to BFC.

On November 4, 2011, Stearns Weaver sent a preliminary draft of the merger agreement to Akerman. Thereafter, Bluegreen’s special committee and BFC’s board of directors, with the assistance of their respective legal and financial advisors, discussed and negotiated the terms of the proposed merger agreement.

In the following days, discussions between the legal and financial advisors for BFC’s board of directors and Bluegreen’s special committee continued, and an exchange ratio of eight shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock was preliminarily agreed upon. The following day, Akerman, on behalf and at the direction of Bluegreen’s special committee, provided comments to the merger agreement, which included, among other things, the exchange ratio of eight shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock, the elimination from the merger agreement of the requirement that, under certain circumstances, the company terminating the merger agreement pay a fee to the other company, the elimination from the merger agreement of the provision giving BFC the right to terminate the agreement if Bluegreen incurred impairment charges exceeding a certain specified amount and the exclusion from the definition of the term “acquisition proposal” in the merger agreement of a proposal relating to a strategic transaction solely involving Bluegreen Communities. Negotiations regarding the merger agreement and the potential merger thereafter continued. On November 10, 2011, Stearns Weaver, on behalf and at the direction of BFC’s board of directors, distributed a revised draft of the merger agreement, which provided that the results of existing legal proceedings would not be deemed to be a “material adverse effect” with respect to either company under the merger agreement. In addition, because the exchange ratio was determined without regard to BankAtlantic Bancorp’s proposed sale of BankAtlantic and the positive impact that the announcement of the agreement relating to such sale had on the market price of BFC’s Class A Common Stock, the revised merger agreement provided that any change to BFC, including to its financial condition or operating results, or the stock price of its Class A Common Stock, resulting from the proposed sale of BankAtlantic not being completed on the contemplated terms, or at all, would not constitute a “material adverse effect” under the merger agreement with respect to BFC.

On November 10, 2011, BFC’s board of directors met with its legal and financial advisors. A copy of the proposed final draft of the merger agreement and materials outlining JMP Securities’ analysis of the merger and the exchange ratio had previously been delivered to BFC’s board of directors. At the meeting, the proposed final draft of the merger agreement was discussed by the board, with Stearns Weaver reviewing and discussing certain of the material terms, conditions and provisions of the merger agreement. JMP Securities then reviewed and discussed its financial analyses of BFC, Bluegreen and the proposed merger. Thereafter, JMP Securities rendered to BFC’s board of directors its oral opinion (which was subsequently confirmed in writing by delivery of JMP Securities’ written opinion, dated as of November 10, 2011), to the effect that, as of November 10, 2011 and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by JMP Securities in its opinion, the exchange ratio in the merger pursuant to the merger agreement was fair, from a financial point of view, to the holders of BFC’s Class A Common Stock and Class B Common Stock. After further discussions and deliberations, BFC’s board of directors unanimously determined that the merger was advisable, fair to and in the best interests of BFC and its shareholders, and adopted resolutions approving the merger agreement and the merger, and recommending that BFC’s shareholders approve the merger. In connection with its approval, BFC’s board of directors also authorized BFC’s management to take all actions that it deemed necessary or desirable relating to the merger, including, without limitation, to cause BFC’s shareholder rights plan to be inapplicable to the merger.

On November 11, 2011, Bluegreen’s special committee met with its legal and financial advisors. A copy of the proposed final draft of the merger agreement had previously been delivered to the members of the special committee. The proposed final draft of the merger agreement was discussed by the special committee, with Akerman reviewing and discussing certain of the material terms, conditions and provisions of the merger agreement. Cassel Salpeter then reviewed and discussed its financial analyses with respect to Bluegreen and the proposed merger. Thereafter, Cassel Salpeter rendered to Bluegreen’s special committee its oral opinion (which was subsequently confirmed in writing by delivery of Cassel Salpeter’s written opinion, dated as of November 11, 2011), to the effect that, as of November 11, 2011 and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Cassel Salpeter in preparing its opinion, the exchange ratio in the merger pursuant to the merger agreement was fair, from a financial point of view, to the holders of Bluegreen’s Common Stock (other than BFC and its affiliates). After discussions and deliberations, Bluegreen’s special committee unanimously determined that the merger was advisable, fair to and in the best interests of Bluegreen and its shareholders (other than BFC and its affiliates) and adopted resolutions approving the merger agreement and the merger, and recommending that Bluegreen’s board also approve the merger agreement and the merger.

Following the meeting of Bluegreen’s special committee, Bluegreen’s board of directors met to consider the merger, with Akerman and Cassel Salpeter participating at the meeting at the request of Bluegreen’s special committee. A copy of the proposed final draft of the merger agreement had previously been delivered to each member of Bluegreen’s board. At the meeting, Bluegreen’s special committee informed Bluegreen’s board of its approval of the merger agreement and the merger and its recommendation that the full board also approve the merger agreement and the merger. After further discussion and consideration, Bluegreen’s board, with Messrs. Levan and Abdo abstaining, unanimously determined that the merger was advisable, fair to and in the best interests of Bluegreen and its shareholders (other than BFC and its affiliates) and adopted resolutions approving the merger agreement and the merger, and recommending that Bluegreen’s shareholders approve the merger agreement. In connection with its approval, Bluegreen’s board of directors also authorized Bluegreen’s management to take all actions that it deemed necessary or desirable relating to the merger, including, without limitation, to cause Bluegreen’s shareholder rights plan to be inapplicable to the merger and to be terminated as of the effective time of the merger.

The merger agreement was thereafter entered into on November 11, 2011 and publicly announced prior to the opening of the market on the next trading day, November 14, 2011.

Role and Recommendation of Bluegreen’s Special Committee

The board of directors of Bluegreen designated a special committee comprised solely of independent directors to, among other things, negotiate, review and evaluate the terms and conditions of the merger agreement and determine the advisability of the merger. The members of the special committee are Arnold Sevell, Chairman, Norman H. Becker, Lawrence A. Cirillo, James R. Allmand, III and Orlando Sharpe. In addition, Mark Nerenhausen, who is a disinterested director for purposes of the proposed transaction but is not an independent director under certain applicable rules, was designated as a non-voting member of the special committee. The special committee negotiated the terms and conditions of the merger agreement on behalf of Bluegreen and, after careful review and consideration, determined that the merger is advisable, fair to and in the best interests of Bluegreen’s shareholders (other than BFC and its affiliates) and approved the merger agreement and the merger. The special committee therefore recommended that the board of directors of Bluegreen approve the merger agreement and the merger and recommend to Bluegreen’s shareholders that they approve the merger agreement.

The special committee was aware of the interests of certain officers and directors of Bluegreen in the merger, as described under “The Merger — Interests of Certain Persons in the Merger,” including the fact that the merger agreement contemplates that the members of the special committee are to be appointed to the board of directors of BFC in connection with the merger.

In arriving at its determination, the special committee consulted with Akerman, outside legal counsel to Bluegreen’s special committee, with respect to legal and regulatory matters, and with Cassel Salpeter, financial advisor to Bluegreen’s special committee, with respect to its financial analysis. In arriving at its determination, the special committee also independently considered the factors described below under “The Merger — Recommendation of the Bluegreen Board and its Reasons for the Merger.” In light of the number and wide variety of factors considered in connection with its evaluation of the merger, the special committee did not consider it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching its determination. The special committee viewed its determination and recommendation as being based on the information available and factors presented to and considered by it. In addition, individual directors serving on the special committee may have given different weight to different factors.

Recommendation of the Bluegreen Board and Its Reasons for the Merger

After considering the recommendation of Bluegreen’s special committee and the other factors discussed below, the board of directors of Bluegreen determined that the merger is advisable, fair to and in the best interests of Bluegreen’s shareholders, approved the merger agreement and recommends that Bluegreen’s shareholders vote “FOR” the merger agreement at the Bluegreen special meeting.

In reaching this determination, the board of directors of Bluegreen considered the following material factors weighing positively in favor of the merger:

•

the implied value of Bluegreen’s Common Stock of $4.56 per share based on the closing price of BFC’s Class A Common Stock on November 11, 2011, the last trading day prior to the announcement of the signing of the merger agreement, which represented a premium of approximately 124% over the closing price of Bluegreen’s Common Stock on that day, and a premium of approximately 73% over the average closing price of Bluegreen’s Stock during the six-month period then-ended;

•

the fact that shareholders of Bluegreen (other than BFC) will own approximately 62% of the outstanding shares of BFC’s Class A Common Stock and approximately 60% of BFC’s total common equity immediately following the merger (subject to reduction to the extent shareholders elect to exercise and perfect their appraisal rights) and will therefore have a significant economic interest in BFC;

•

the fact that, based on share and market price information as of November 11, 2011, the date of the merger agreement, BFC, after the merger, will have a pro forma market capitalization of approximately $106.5 million compared to Bluegreen’s stand-alone market capitalization of $64.2 million;

•	the potential positive impact that BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T may have on BFC and its operating results and financial condition in the event such sale is consummated;

•

the opinion of Cassel Salpeter rendered to the special committee that, as of November 11, 2011 and subject to and based on the qualifications, limitations and assumptions set forth in the opinion, the consideration to be received by holders of Bluegreen’s Common Stock (other than BFC and its affiliates) in the merger was fair, from a financial point of view, to such holders (see “The Merger — Opinion of the Financial Advisor to Bluegreen’s Special Committee”);

•	the fact that the merger agreement must be approved by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Bluegreen’s Common Stock;

•	the requirement in the merger agreement that BFC’s Class A Common Stock be listed on a national securities exchange at the effective time of the merger;

•

the opportunity for holders of Bluegreen’s Common Stock to benefit from any increase in the trading price of BFC’s Class A Common Stock between the date of the merger agreement and the effective time of the merger;

•

the fact that, while the merger agreement generally prohibits Bluegreen from soliciting certain alternative transactions to the merger, Bluegreen does have the right to furnish information about its business to any person making an unsolicited superior proposal to the merger and to participate in negotiations regarding, and, in specific circumstances, to accept, such proposal in lieu of the merger;

•	the absence of any termination or similar fee to be paid if the merger agreement is terminated, including in the event Bluegreen accepts a superior proposal in lieu of the merger, as described above;

•

factors related to BFC’s long-term relationship with Bluegreen, including the limited business integration risks in connection with the merger and BFC’s knowledge of Bluegreen’s business, operations, financial condition, earnings and prospects, as well as the risks in achieving those prospects;

•

the requirement in the merger agreement for BFC to cause the six directors of Bluegreen who are not currently directors of BFC to be appointed to BFC’s board of directors at the effective time of the merger, which is expected to provide for increased continuity and involvement by directors of Bluegreen in BFC following the merger;

•	the efficiencies that could be realized as a result of the merger in legal, accounting and internal audit fees as well as fees relating to SEC reporting;

•

the expected qualification of the merger as a “reorganization” within the meaning of Section 368(a) of the Code, resulting in the shares of BFC’s Class A Common Stock to be received by holders of Bluegreen’s Common Stock in connection with the merger not being subject to federal income tax, as described under the section entitled “The Merger — Material U.S. Federal Income Tax Consequences of the Merger;” and

•

the fact that financial and other terms and conditions of the merger agreement were the product of extensive arm’s-length negotiations among the parties and were designed to provide as much certainty as was possible that the merger would ultimately be consummated on a timely basis.

The board of directors of Bluegreen, in reaching its decision to approve the merger, also considered the following potential risks and uncertainties related to the merger:

•

the risks related to BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T, including (i) that the sale may not be consummated on the contemplated terms, or at all, (ii) that consummation of the sale is not a condition to Bluegreen’s obligation to complete the merger, (iii) that, if the sale is not consummated, the risks inherent in the financial services industry, which has been adversely impacted by the current economic downturn, to be faced by BFC (and, in turn, Bluegreen’s shareholders who receive shares of BFC’s Class A Common Stock in the merger) will be greater than if the sale is consummated and (iv) the potential adverse impact on BFC that may result if the sale is not consummated (including in respect of BFC’s cash position to the extent it elects or requires to make additional investments in BankAtlantic Bancorp to facilitate the contribution of capital to BankAtlantic or otherwise), and the fact that any such impact will not be deemed to be a material adverse change under the terms of the merger agreement;

•

the risk that the merger may not be consummated on the contemplated terms, or at all, and the substantial costs to be incurred in connection with the merger, including transaction expenses arising from the merger, whether or not the merger is consummated;

•

the possibility that Bluegreen’s shareholders could be adversely affected by a decrease in the trading price of BFC’s Class A Common Stock between the date of the merger agreement and the effective time of the merger;

•

the possibility of shareholder litigation seeking to enjoin the merger or recover damages if the merger is completed, including the impact that such litigation, the uncertainties relating thereto and any liability arising therefrom may have on Bluegreen prior to the completion of the merger and the combined company following the completion of the merger;

•

the possibility that holders of a significant amount of shares of Bluegreen’s Common Stock may exercise appraisal rights, which could cause the merger not to be completed or, if the merger is completed, have a material adverse impact on the combined company’s cash position;

•	possible disruptions to Bluegreen’s operations and management distractions that could arise from the merger;

•

the possibility that the expected benefits from the merger described above may not be realized, including the fact that BFC’s potentially greater access to financial resources may not be realized and BFC’s cash flow may be negatively impacted as a result of Bluegreen’s shareholders exercising their appraisal rights or otherwise;

•

the limitations generally imposed by the merger agreement on the solicitation or consideration by Bluegreen of alternative business combinations prior to the consummation of the merger, subject to the exceptions described above, and the fact that, in light of BFC’s ownership and voting interest in Bluegreen and its intention to continue its relationship with Bluegreen, Bluegreen did not seek out any alternative transactions prior to signing the merger agreement;

•

the fact that Bluegreen’s shareholders who receive shares of BFC’s Class A Common Stock in the merger will become subject to the risks inherent to businesses in the diverse mix of industries in which BFC has investments, including the financial services industry, as described above; and

•

the interests that directors of Bluegreen have with respect to the merger in addition to their interests as shareholders of Bluegreen generally, as described under “The Merger — Interests of Certain Persons in the Merger;” and

•	various other risks associated with the merger and BFC’s and its subsidiaries’ businesses, including those contained in the “Risk Factors” section of this joint proxy statement/prospectus.

The board of directors of Bluegreen reviewed and considered the benefits, advantages and opportunities of the merger against the uncertainties and risks described above, both generally and particularly in light of the fact that there can be no assurance about future results, including those related to the potential benefits of the merger described above. After such review and consideration, the board of directors of Bluegreen concluded that the potential benefits of the merger outweighed the potential uncertainties and risks relating to the merger. In reaching its determination to approve and recommend the merger agreement, the board of directors of Bluegreen did not quantify or assign any relative or specific weights to the various factors that it considered. Rather, the board of directors of Bluegreen viewed its determination and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual members of the board of directors of Bluegreen may have given different weight to different factors.

Recommendation of the BFC Board and its Reasons for the Merger

The board of directors of BFC believes that there are substantial benefits to BFC and its shareholders that can be obtained as a result of the merger and has determined that the merger is advisable, fair to and in the best interests of BFC and its shareholders. Accordingly, the board of directors of BFC has approved the merger and recommends that BFC’s shareholders vote “FOR” the merger at the BFC special meeting. In reaching its decision to approve the merger, the board of directors of BFC consulted with JMP Securities, financial advisor to the board of directors of BFC, and Stearns Weaver, BFC’s outside legal counsel, and considered the following material factors which weighed positively in favor of the merger:

•	the positive performance of Bluegreen Resorts, including the earnings of that business segment and the cash flow generated by its operating activities, and Bluegreen’s financial strength generally;

•	historical information concerning Bluegreen’s business, financial performance and condition, operations, management and competitive position and the related prospects for the combined company;

•	the fact that BFC would realize a significant increase in its shareholders’ equity upon consummation of the merger;

•	Bluegreen’s proposed sale of its Bluegreen Communities business unit, which has been adversely impacted by the current economic downturn and is currently classified as a discontinued operation;

•

the potential increased visibility and trading liquidity for BFC’s capital stock resulting from the merger, including as a result of the required listing of BFC’s Class A Common Stock on a national securities exchange at the effective time of the merger, which, together with the increased market capitalization described above, may increase BFC’s ability to raise capital to the extent necessary to support its business plan and the operations of its subsidiaries;

•	the judgment, advice and analysis of BFC’s senior management with respect to the potential benefits of the merger;

•

the opinion of JMP Securities to the effect that, as of the date of the opinion, and subject to and based on the qualifications and assumptions set forth in the opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of BFC’s Class A Common Stock and Class B Common Stock (see “The Merger — Opinion of the Financial Advisor to BFC’s Board of Directors”);

•

factors related to BFC’s long-term relationship with Bluegreen, including the limited business integration risks in connection with the merger and BFC’s knowledge of Bluegreen’s business, operations, financial condition, earnings and prospects, as well as the risks in achieving those prospects;

•	the fact that the merger will result in tax consolidation, thereby eliminating the potential for “double taxation” on BFC’s share of Bluegreen’s earnings;

•	the efficiencies that could be realized as a result of the merger in legal, accounting and internal audit fees as well as fees relating to SEC reporting; and

•

the fact that financial and other terms and conditions of the merger agreement were the product of extensive arm’s-length negotiations among the parties and were designed to provide as much certainty as was possible that the merger would ultimately be consummated on a timely basis.

The board of directors of BFC, in reaching its decision to approve the merger, also considered the following potential uncertainties and risks related to the merger:

•

the risks related to Bluegreen Communities, including that (i) the proposed sale of Bluegreen Communities may not be consummated on the contemplated terms, or at all, and is not a condition to BFC’s obligation to complete the merger, (ii) if the proposed sale is not consummated, additional impairment charges, which may be material, could be required in the future with respect to Bluegreen Communities, Bluegreen Communities may no longer meet the criteria for classification as a discontinued operation and Bluegreen Communities may continue to be impacted by the current economic downturn and (iii) certain of Bluegreen Communities’ indebtedness will be accelerated and come due upon consummation of the proposed sale or other sale of the assets securing the debt;

•

the risk that the merger may not be consummated on the contemplated terms, or at all, and the substantial costs to be incurred in connection with the merger, including transaction expenses arising from the merger, whether or not the merger is consummated;

•

the potential negative impact on BFC’s cash flow that may result if a significant amount of Bluegreen’s shareholders exercise their appraisal rights; provided, however, that, subject to BFC’s right to waive this condition, BFC’s obligation to consummate the merger is conditioned upon, among other things, holders of not more than 10% of Bluegreen’s Common Stock exercising, or remaining entitled to exercise immediately prior to the effective time of the merger, appraisal rights;

•

the risks inherent in the fluctuating market price of BFC’s Class A Common Stock, such as the risk that the value of the shares of BFC’s Class A Common Stock issuable in connection with merger may, at the effective time of the merger, exceed the value of those shares as of the date on which the board of directors of BFC approved the merger;

•	possible disruptions to BFC’s operations and management distractions that could arise from the merger;

•	the possibility that the expected benefits from the merger described above may not be realized;

•

the interests that certain executive officers and directors of BFC have with respect to the merger in addition to their interests as shareholders of BFC generally, as described under “The Merger — Interests of Certain Persons in the Merger;” and

•	various other risks associated with the merger and Bluegreen’s business, including those contained in the “Risk Factors” section of this joint proxy statement/prospectus.

The board of directors of BFC reviewed and considered the benefits, advantages and opportunities of the merger against the uncertainties and risks described above, both generally and particularly in light of the fact that there can be no assurance about future results, including those related to the potential benefits of the merger described above. After such review and consideration, the board of directors of BFC concluded that the potential benefits of the merger outweighed the potential uncertainties and risks relating to the merger. In reaching its determination to approve, and recommend to BFC’s shareholders that they approve, the merger, the board of directors of BFC did not quantify or assign any relative or specific weights to the various factors that it considered. Rather, the board of directors of BFC viewed its determination and recommendation as being based on an overall analysis and on the totality of the information presented to and factors considered by it. In addition, in considering the factors described above, individual members of the board of directors of BFC may have given different weight to different factors.

Opinion of the Financial Advisor to Bluegreen’s Special Committee

General

On November 11, 2011, Cassel Salpeter rendered its oral opinion to Bluegreen’s special committee (which was confirmed in writing by delivery of Cassel Salpeter’s written opinion dated November 11, 2011), as to the fairness, from a financial point of view, to the holders of Bluegreen’s Common Stock other than BFC and its affiliates (sometimes hereinafter referred to as the “unaffiliated shareholders”) of the exchange ratio in the merger pursuant to the merger agreement.

Cassel Salpeter’s opinion was addressed to Bluegreen’s special committee and only addressed the fairness, from a financial point of view, to the unaffiliated shareholders of the exchange ratio in the merger pursuant to the merger agreement. It does not address any other aspect or implication of the merger. The full text of Cassel Salpeter’s written opinion, dated as of November 11, 2011, which sets forth the assumptions made, matters considered, procedures followed, and limitations on the review undertaken by Cassel Salpeter in rendering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. The following is a summary of Cassel Salpeter’s opinion, and is qualified in its entirety by reference to the full text of the opinion. Neither Cassel Salpeter’s opinion nor the following summary of such opinion and the related analyses is intended to be, and neither constitutes, a recommendation to any of Bluegreen’s shareholders or any other security holder as to how they should vote or act with respect to any matter relating to the merger or otherwise.

Cassel Salpeter’s opinion was addressed to Bluegreen’s special committee for the use and benefit of Bluegreen’s special committee and board of directors (in their capacities as such) in connection with their evaluation of the merger and may not be used for any other purpose without Cassel Salpeter’s prior written consent. The opinion should not be construed as creating any fiduciary duty on Cassel Salpeter’s part to any party to the merger agreement, any security holder of any such party, any creditor of Bluegreen, or any other person. Cassel Salpeter’s opinion was just one of the several factors Bluegreen’s special committee and board of directors took into account in making their determinations to approve the merger agreement, including those described under “Recommendation of the Bluegreen Board and its Reasons for the Merger” above.

Cassel Salpeter was not authorized to, and did not, solicit indications of interest from third parties regarding a potential transaction with Bluegreen. The exchange ratio and other terms of the merger were determined through negotiations between the parties to the merger agreement, and the decision by Bluegreen to enter into the merger agreement was solely that of Bluegreen’s special committee and board of directors. Cassel Salpeter was not requested to consider, and its opinion did not address, the relative merits of the merger as compared to any alternative transaction or business strategy that might exist for Bluegreen, or the merits of the underlying decision by Bluegreen to engage in or consummate the merger. In addition, Cassel Salpeter did not express any opinion as to what the value of shares of BFC’s Class A Common Stock actually would be when issued to the unaffiliated shareholders in the merger or the prices at which the securities of BFC, BankAtlantic Bancorp or Benihana may trade, be purchased or sold at any time.

Cassel Salpeter’s analysis and opinion were necessarily based upon market, economic and other conditions, as they existed on, and could be evaluated as of, November 11, 2011 and upon certain assumptions regarding such financial, economic, market and other conditions, which then were subject to significant volatility and which, if different than assumed, could have a material impact on Cassel Salpeter’s analyses and its opinion. Accordingly, although subsequent developments may arise that would otherwise affect Cassel Salpeter’ analysis and opinion, Cassel Salpeter did not assume any obligation to update, review or reaffirm its opinion to Bluegreen’s special committee or any other person or otherwise to comment on or consider events occurring or coming to its attention after the date of its opinion.
In arriving at its opinion, Cassel Salpeter made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Among other things, Cassel Salpeter:

•	reviewed a draft of the merger agreement received by it on November 10, 2011;

•

reviewed publicly available financial information and other data with respect to Bluegreen, BFC, BankAtlantic Bancorp and Benihana that Cassel Salpeter deemed relevant, including Annual Reports on Form 10-K for the most recent fiscal year, certain Quarterly Reports on Form 10-Q for periods subsequent thereto, certain other communications to shareholders, and certain other publicly available filings with the SEC by each of Bluegreen, BFC, BankAtlantic Bancorp and Benihana;

•

reviewed certain other information and data with respect to Bluegreen and BFC made available to Cassel Salpeter by the companies, including internal financial information furnished to Cassel Salpeter by or on behalf of the companies and financial projections with respect to the future financial performance of Bluegreen for the four years ending December 31, 2015, prepared by management of Bluegreen, which are referred to as the “projections;”

•	considered and compared the financial and operating performance of Bluegreen, BFC, BankAtlantic Bancorp and Benihana with that of other public companies that Cassel Salpeter deemed relevant;

•	considered the publicly available financial terms of certain transactions that Cassel Salpeter deemed relevant;

•	considered a discounted cash flow analysis of Bluegreen based upon the projections;

•	considered and compared the implied premium paid in the merger with that of premiums paid in certain other transactions that Cassel Salpeter deemed relevant;

•	considered the premiums and discounts to historical trading prices of Bluegreen’s Common Stock and BFC’s Class A Common Stock implied by the exchange ratio;

•	considered the historical trading prices and trading activity of BankAtlantic Bancorp’s Class A Common Stock and Benihana’s Common Stock;

•	discussed the business, operations and prospects of Bluegreen and BFC and the proposed merger with Bluegreen’s and BFC’s management and certain of Bluegreen’s and BFC’s representatives; and

•	conducted such other analyses and inquiries, and considered such other information and factors, as Cassel Salpeter deemed appropriate.

Bluegreen’s special committee advised Cassel Salpeter, and for purposes of its opinion Cassel Salpeter assumed, that prior to the effective time of the merger, BFC would effect a reverse stock split and that the shares of BFC’s Class A Common Stock to be issued in the merger pursuant to the merger agreement would be listed with and authorized for trading on a national securities exchange. Bluegreen’s special committee further advised Cassel Salpeter that the exchange ratio would be equitably adjusted to reflect the reverse stock split. Each reference to the exchange ratio in the merger set forth in the following discussion shall be deemed to include any equitable adjustment to the exchange ratio to reflect the reverse stock split and any similar transaction involving BFC’s Class A Common Stock which may be effected prior to the consummation of the merger.

In addition, in arriving at its opinion, Cassel Salpeter relied upon and assumed, with the consent of Bluegreen’s special committee, and without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to Cassel Salpeter or available from public sources. Cassel Salpeter also relied upon the assurances of Bluegreen’s and BFC’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. Cassel Salpeter was not provided with access to nonpublic information regarding BankAtlantic Bancorp or Benihana and consequently, for purposes of its analysis and opinion, Cassel Salpeter assumed, with the consent of Bluegreen’s special committee, that the then current trading prices of BankAtlantic Bancorp’s Class A Common Stock and Benihana’s Common Stock fairly reflected the value of such securities, and BFC’s investment in such securities, and were a reasonable basis on which to evaluate such investments and BFC’s investment in BankAtlantic Bancorp’s Class B Common Stock. Cassel Salpeter is not a legal, tax or regulatory advisor and did not express any views or opinions as to any legal, tax or regulatory consequences or implications of the merger. Cassel Salpeter understood and assumed that Bluegreen obtained or would obtain such advice as it deemed necessary or appropriate from qualified legal, tax and regulatory professionals. Bluegreen’s special committee also advised Cassel Salpeter, and Cassel Salpeter assumed, that the projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of Bluegreen with respect to the future financial performance of Bluegreen and that such information provided a reasonable basis upon which to analyze and evaluate Bluegreen. Cassel Salpeter did not evaluate the solvency of Bluegreen, BFC, BankAtlantic Bancorp or Benihana, the fair value of Bluegreen, BFC, BankAtlantic Bancorp, Benihana or any of their respective assets or liabilities, or whether Bluegreen or BFC is paying or receiving reasonably equivalent value in the merger. Without limiting the foregoing, Cassel Salpeter did not perform any actuarial or other analyses under any applicable foreign, state or federal laws relating to bankruptcy, insolvency, fraudulent transfer or similar matters, nor did Cassel Salpeter evaluate in any way the ability of Bluegreen or BFC to pay its obligations when they come due. Cassel Salpeter did not physically inspect Bluegreen’s or BFC’s properties or facilities and did not make or obtain any evaluations or appraisals of Bluegreen’s or BFC’s assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities). Cassel Salpeter did not attempt to confirm whether Bluegreen and BFC had good title to their respective assets. In addition, with respect to BankAtlantic Bancorp, Cassel Salpeter is not an expert in banking matters or in evaluating loan, lease, investment or trading portfolios for purposes of assessing the adequacy of the allowances for losses, or evaluating goodwill for purposes of assessing any impairment thereto. Cassel Salpeter did not make an independent evaluation of the adequacy of BankAtlantic Bancorp’s allowances for such losses, nor did Cassel

Salpeter review any individual loan or credit files or investment or trading portfolios. In all cases, Cassel Salpeter assumed that BankAtlantic Bancorp’s allowances for such losses were adequate to cover such losses.

Cassel Salpeter assumed, with the consent of Bluegreen’s special committee, that the merger will be consummated in a manner that complies in all respects with applicable foreign, federal, state and local laws, rules and regulations and that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Bluegreen, BFC, BankAtlantic Bancorp, Benihana or the merger. Cassel Salpeter also assumed, with the consent of Bluegreen’s special committee, that the final executed form of the merger agreement would not differ in any material respect from the draft Cassel Salpeter reviewed and that the merger will be consummated on the terms set forth in the merger agreement, without waiver, modification or amendment of any term, condition or agreement thereof that is material to Cassel Salpeter’ analyses or opinion. Cassel Salpeter also assumed that the representations and warranties of the parties to the merger agreement contained therein are true and correct and that each such party will perform all of the covenants and agreements to be performed by it under the merger agreement. Cassel Salpeter offered no opinion as to the contractual terms of the merger agreement or the prospect that the conditions to consummation of the merger set forth in the merger agreement will be satisfied. Cassel Salpeter further assumed that, for U.S. federal tax income purposes, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

In connection with preparing its opinion, Cassel Salpeter performed a variety of financial analyses. The following is a summary of the material financial analyses performed by Cassel Salpeter in connection with the preparation of its opinion. It is not a complete description of all analyses underlying such opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. As a consequence, neither Cassel Salpeter’s opinion nor the analyses underlying its opinion is readily susceptible to partial analysis or summary description. In arriving at its opinion, Cassel Salpeter assessed as a whole the results of all analyses undertaken by it. While it took into account the results of each analysis in reaching its overall conclusion with respect to fairness, Cassel Salpeter did not make separate or quantifiable judgments regarding individual analyses and did not draw, in isolation, conclusions from or with regard to any individual analysis or factor. Therefore, Cassel Salpeter believes that its analyses must be considered as a whole and that selecting portions of its analyses or the factors it considered, without considering all analyses and factors collectively, could create a misleading or incomplete view of the analyses performed by Cassel Salpeter in preparing its opinion.

The implied exchange ratio reference ranges indicated by Cassel Salpeter’s analyses are not necessarily indicative of actual values nor predictive of future results, which may be significantly more or less favorable than those suggested by such analyses. Also, any analyses relating to the value of businesses, securities or assets neither purport to be appraisals nor do they necessarily reflect the prices at which businesses, securities or assets may actually be sold. Much of the information used in, and accordingly the results of, Cassel Salpeter’s analyses are inherently subject to substantial uncertainty.

The following summary of the material financial analyses performed by Cassel Salpeter in connection with the preparation of its opinion includes information presented in tabular format. The tables alone do not constitute a complete description of these analyses. Considering the data in the table below without considering the full narrative description of the analyses, as well as the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses Cassel Salpeter performed.

For purposes of its analyses, Cassel Salpeter reviewed a number of financial metrics, including:

•

Enterprise Value — generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its net debt (the value of its outstanding indebtedness, excluding receivable-backed debt but including preferred stock and capital lease obligations less the amount of cash on its balance sheet); and

•

EBITDA — generally the amount of the relevant company’s earnings before interest income (excluding interest received on receivables), interest expense (excluding interest paid on receivable backed debt), taxes, depreciation and amortization for a specified time period.

Unless the context indicates otherwise, share prices for the selected companies used in the selected companies analysis described below were as of November 9, 2011, and estimates of financial performance for Bluegreen for the calendar years ending December 31, 2011 to 2015 were based on the projections. Estimates of financial performance for the selected companies listed below for the calendar years ending December 31, 2011 and 2012 were based on publicly available research analyst estimates for those companies. In the selected companies analysis, estimates of EBITDA were adjusted to exclude unusual and extraordinary expenses and income.

Summary of Financial Analyses Performed by Cassel Salpeter

Sum-of-the-Parts Approach

For purposes of its analyses, Cassel Salpeter utilized a “sum-of-the-parts” approach in reviewing BFC. Under this approach, Cassel Salpeter considered BFC as being comprised of the following: (i) BFC’s interest in Bluegreen; (ii) BFC’s interest in Benihana; (iii) BFC’s interest in BankAtlantic Bancorp; and (iv) certain other assets and liabilities of BFC, including cash, tax refunds and other properties.

For purposes of calculating the implied exchange ratio reference ranges indicated by the discounted cash flow, selected companies and selected transactions analyses described below, Cassel Salpeter compared the implied equity value reference range of Bluegreen indicated by the applicable analysis to that of BFC, which was determined for each analysis as follows:

•

The implied equity value reference ranges for Bluegreen and BFC’s investment in Bluegreen were calculated using the implied enterprise value reference ranges of Bluegreen indicated by the applicable analysis.

•

Cassel Salpeter assumed, with the consent of Bluegreen’s special committee, that the then-current trading prices of BankAtlantic Bancorp’s Class A Common Stock and Benihana’s Common Stock fairly reflected the value of such securities, as well as BankAtlantic Bancorp’s Class B Common Stock, and BFC’s investment therein, and were a reasonable basis on which to evaluate such investments.

•

Cassel Salpeter similarly assumed, for purposes of its analyses and based on discussions with management of BFC, that such management’s assessment of the net value of BFC’s other assets and liabilities fairly reflected the value of such assets and liabilities.

Discounted Cash Flow Analysis

Cassel Salpeter calculated implied exchange ratio reference ranges based on the estimated net present value of Bluegreen’s free cash flows that it was forecasted to generate through 2015 using the projections provided by management of Bluegreen. In performing this analysis, Cassel Salpeter applied discount rates ranging from 18.3% to 20.3% and perpetuity growth rates of 2.0% to 4.0% to Bluegreen’s projected unlevered free cash flows. The discounted cash flow analyses indicated an implied exchange ratio reference range of 5.3 to 7.3 shares of BFC’s Class A Common Stock per share of Bluegreen’s Common Stock, as compared to the exchange ratio in the merger of 8.0 shares of BFC’s Class A Common Stock per share of Bluegreen’s Common Stock.

Selected Companies Analysis

Cassel Salpeter calculated implied exchange ratio reference ranges by comparing certain financial and stock market information of Bluegreen and the following companies:

•	Marriott International, Inc.

•	Starwood Hotels & Resorts Worldwide, Inc.

•	Wyndham Worldwide Corp.

•	Interval Leisure Group, Inc.

The selected companies were chosen on the basis that they derived some or most of their revenues from the sale of vacation ownership interests and/or derive related timeshare revenues. Cassel Salpeter noted that Marriott International, Inc. and Starwood Hotels & Resorts Worldwide, Inc. had a revenue mix with the lowest proportion of timeshare related revenues. Wyndham Worldwide Corp. had the highest proportion of revenues coming from the sale of vacation ownership interests, while Interval Leisure Group, Inc. generated most of its revenue in the form of service revenue from the provision of a vacation ownership exchange network.

Cassel Salpeter noted that each of the selected companies was larger than Bluegreen in terms of revenue and enterprise value, with latest twelve months, or LTM, revenue ranging from approximately $423 million to approximately $12.6 billion, compared with LTM revenue of approximately $413 million for Bluegreen, and with enterprise values, based on then-current publicly available information, ranging from approximately $932 million to approximately $12.2 billion, compared with approximately $226 million for Bluegreen. Cassel Salpeter also noted that, based on management estimates for Bluegreen and analyst estimates for the 2011 and 2012 fiscal years, Bluegreen had lower projected EBITDA growth as compared to the selected companies. The selected companies mean EBITDA growth was 6.4% and 6.9% for the 2011 and 2012 fiscal years, respectively, compared with (17.3)% and (5.6)% for Bluegreen for the same respective periods.

Cassel Salpeter generated the following enterprise value multiples with respect to Bluegreen and the selected companies (in each case based on trading prices as of November 9, 2011 and financial information publicly available as of such date):

	Bluegreen	Selected Companies
Enterprise Value Multiple of		Mean	Median	High	Low
2011 projected EBITDA	2.9x	9.0x	9.0x	11.3x	6.9x
2012 projected EBITDA	3.1x	8.4x	8.4x	10.3x	6.6x

Applying its professional judgment and taking into account the results of the selected companies analysis and the fact that each of the selected companies was larger than Bluegreen, had a more diversified revenue mix and had higher projected EBITDA growth for the 2011 and 2012 fiscal years, Cassel Salpeter selected an implied enterprise multiple ranges of 5.0x to 6.0x for fiscal year 2011 projected EBITDA and 4.0x to 5.0x for fiscal year 2012 projected EBITDA for Bluegreen. Applying these multiples, Cassel Salpeter calculated an implied exchange ratio reference range of 5.9 to 9.1 shares of BFC’s Class A Common Stock per share of Bluegreen’s Common Stock, as compared to the exchange ratio in the merger of 8.0 shares of BFC’s Class A Common Stock per share of Bluegreen’s Common Stock.

None of the selected companies have characteristics identical to Bluegreen. An analysis of selected publicly traded companies is not mathematical; rather it involves complex consideration and judgments concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading values of the companies reviewed.

Selected Transactions Analysis

Cassel Salpeter also considered the financial terms of the following business transactions. These transactions were selected because the target companies were deemed to be similar to Bluegreen in one or more respects. No specific numeric or other similar criteria were used in choosing the selected transactions, and all criteria were evaluated in their entirety without application of definitive qualifications or limitations to individual criteria.

Target	Acquirer
Silverleaf Resorts, Inc.	Cerberus Capital Management
Bluegreen Corporation	Woodbridge Holdings
Hilton Worldwide, Inc.	The Blackstone Group

Cassel Salpeter generated the following multiples with respect to the selected transactions:

Enterprise Value Multiple of	Mean	Median	High	Low
LTM EBITDA	9.1x	6.8x	14.5x	6.1

Applying its professional judgment and taking into account the results of the selected transactions analysis, Cassel Salpeter selected an implied enterprise multiple reference range of 5.5x to 6.5x for fiscal year 2011 projected EBITDA for Bluegreen. Taking into account this reference range, Cassel Salpeter calculated an implied exchange ratio reference range of 5.4 to 7.3 shares of BFC’s Class A Common Stock per share of Bluegreen’s Common Stock, as compared to the exchange ratio in the merger of 8.0 shares of BFC’s Class A Common Stock per share of Bluegreen’s Common Stock.

None of the target companies in the selected transactions have characteristics identical to Bluegreen. Accordingly, an analysis of selected business combinations is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the target companies in the selected transactions and other factors that could affect the acquisition values of the transactions reviewed.

Historical Trading Ratios

Cassel Salpeter also observed the following historical trading price ratios of Bluegreen’s Common Stock and BFC’s Class A Common Stock based on the closing prices of such shares on November 9, 2011, and the volume-weighted mean, mean, median and high and low daily closing prices of such stock for the periods indicated in the table below:

Based on Closing Price	Nov 9, 2011	Volume Weighted Mean	Mean	Median	High	Low
1-Year		7.74x	8.78x	9.06x	13.18x	3.72x
150-Trading Days		6.32x	7.99x	7.88x	10.41x	3.72x
120-Trading Days		5.96x	7.51x	7.52x	9.48x	3.72x
90-Trading Days		4.90x	7.00x	7.00x	9.05x	3.72x
30-Trading Days		3.83x	6.13x	6.58x	7.76x	3.72x
5-Trading Days		3.92x	3.91x	3.85x	4.26x	3.72x
As of November 9, 2011	3.81x

Cassel Salpeter also observed the following historical trading price ratios of Bluegreen’s Common Stock and BFC’s Class A Common Stock based on the intra-day volume weighted prices of such stock for the periods indicated in the table below:

Based on Intra-Day Weighted Price	Volume Weighted Mean	Mean
1-Year	8.39x	9.19x
150-Trading Days	7.00x	8.41x
120-Trading Days	6.61x	7.92x
90-Trading Days	5.49x	7.35x
30-Trading Days	4.35x	6.30x
5-Trading Days	3.89x	3.83x

Implied Acquisition Premiums

In addition, Cassel Salpeter reviewed the historical closing prices per share of BFC’s Class A Common Stock on November 9, 2010, September 29, 2011, November 5, 2011 and November 9, 2011, and calculated implied values per share of Bluegreen’s Common Stock corresponding to each such date by applying the exchange ratio in the merger of 8.0 shares of BFC’s Class A Common Stock per share of Bluegreen’s Common Stock. Cassel Salpeter calculated implied acquisition premiums or discounts by comparing each such implied value per share of Bluegreen’s Common Stock to the historical closing price per share of Bluegreen’s Common Stock for such date, as well as to the mean closing price per share of Bluegreen’s Common Stock for the applicable periods indicated below:

Based on the Closing Price of Bluegreen’s Common Stock	Closing Price of BFC’s Class A Common Stock	Implied Value per Share of Bluegreen’s Common Stock	Nov 9, 2011	5- Trading Days	30- Trading Days	1 Year
1-Year	$0.31	$2.44	12.4%	7.5%	22.0%	(20.3%)
30-Trading Days	$0.32	$2.56	18.0%	12.8%	28.0%	(16.3%)
5-Trading Days	$0.62	$4.92	126.7%	116.7%	146.0%	60.8%
As of November 9, 2011	$.061	$4.88	124.9%	115.0%	144.0%	59.5%

Based on Bluegreen the Mean Closing Price of Bluegreen’s Common Stock	Closing Price of BFC’s Class A Common Stock	Implied Value per Share of Bluegreen’s Common Stock	5- Trading Days	30- Trading Days	1 Year
1-Year	$0.31	$2.44	4.6%	16.0%	(22.0%)
30-Trading Days	$0.32	$2.56	9.8%	21.7%	(18.2%)
5-Trading Days	$0.62	$4.92	111.0%	133.8%	57.2%
As of November 9, 2011	$.061	$4.88	109.3%	131.9%	56.0%

Other Matters Relating to Cassel Salpeter’s Opinion

As part of its investment banking business, Cassel Salpeter regularly is engaged in the evaluation of businesses and their securities in connection with mergers, acquisitions, corporate restructurings, private placements and other purposes. Cassel Salpeter is a recognized investment banking firm that has substantial experience in providing financial advice in connection with mergers, acquisitions, sales of companies, businesses and other assets and other transactions. Cassel Salpeter received a fee of $225,000 for acting as financial advisor to Bluegreen’s special committee in connection with the merger and rendering its opinion, no portion of which was contingent upon the completion of the merger. In addition, Bluegreen agreed to reimburse Cassel Salpeter for certain expenses incurred by it in connection with its engagement and to indemnify Cassel Salpeter and its related parties for certain liabilities that may arise out of its engagement or the rendering of its opinion. In accordance with Cassel Salpeter’s policies and procedures, a fairness committee was not required to, and did not, approve the issuance of Cassel Salpeter’s opinion.

Cassel Salpeter’s opinion only addressed the fairness, from a financial point of view, to the unaffiliated shareholders of Bluegreen of the exchange ratio in the merger pursuant to the merger agreement. It did not address any other terms, aspects or implications of the merger or the merger agreement, including, without limitation, the fairness of the exchange ratio to any other security holders, creditors or other constituencies of Bluegreen and the fairness of the amount or nature, or any other aspect, of any compensation to, or consideration payable to or received by, any officers, directors or employees of any parties to the merger, or any class of such persons, relative to the exchange ratio in the merger, or otherwise.

Opinion of the Financial Advisor to BFC’s Board of Directors

General

BFC retained JMP Securities to serve as its financial advisor in connection with the merger. The board of directors of BFC selected JMP Securities to provide an opinion based on JMP Securities’ qualifications, experience and reputation and its knowledge of the business and affairs of BFC. At the meeting of the board of directors of BFC held November 10, 2011, JMP Securities rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of November 10, 2011, based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of BFC’s Class A Common Stock and Class B Common Stock.

The full text of JMP Securities’ opinion, dated as of November 10, 2011, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by JMP Securities in rendering its opinion is attached as Annex B to this joint proxy statement/prospectus, and JMP Securities has consented to such herein. You are urged to read the opinion carefully and in its entirety. JMP Securities’ opinion is directed to the board of directors of BFC, addresses only the fairness from a financial point of view of the exchange ratio to the holders of BFC’s Class A Common Stock and Class B Common Stock pursuant to the merger agreement and does not address any other aspect of the merger or constitute a recommendation as to how holders of BFC’s Class A Common Stock or Class B Common Stock should vote on the merger at the BFC special meeting. You are urged to read the opinion carefully and in its entirety.

In connection with rendering its opinion, JMP Securities, among other things:

•	reviewed the merger agreement;

•

reviewed certain publicly available financial information of BFC and Bluegreen, including each of BFC’s and Bluegreen’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2011;

•

reviewed certain other business and financial information of BFC and Bluegreen, including draft financial information of BFC and Bluegreen as of, and for the three and nine months ended, September 30, 2011 and financial forecasts, projections and analyses prepared by Bluegreen’s management in the form furnished to JMP Securities for the years ending December 31, 2011 through December 31, 2017;

•	reviewed the reported historical prices and volumes for BFC’s Class A Common Stock and Bluegreen’s Common Stock;

•

reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that JMP Securities believes are generally comparable to the transaction contemplated by the merger agreement;

•	participated in discussions among representatives of BFC and Bluegreen and legal advisors of BFC; and

•	considered other such factors, and performed such other analyses as JMP Securities deemed appropriate.

In arriving at its opinion, JMP Securities, among other things, assumed and relied upon, without independent verification, the accuracy and completeness of the information supplied or otherwise made available to it by BFC and Bluegreen for the purposes of its opinion. JMP Securities further relied upon the assurance of the management of BFC and Bluegreen that they were not aware of any facts that would make any of such information inaccurate or misleading. With respect to financial forecasts, projections, analyses and other forward-looking information and data provided to or otherwise discussed with JMP Securities, JMP Securities assumed, with the consent of BFC, that such forecasts, projections, analyses and other information and data were reasonably prepared by Bluegreen’s management on bases reflecting the best currently available estimates and judgments of the managements of BFC and Bluegreen as to the future financial performance of Bluegreen and provide a reasonable basis for JMP Securities’ opinion. BFC’s management informed JMP Securities that financial projections that represent the best currently available estimates and judgments of BFC’s management as to the future financial results and operations of BFC only exist for the year ending December 31, 2011. As a result, in reaching its conclusion, JMP Securities did not perform a discounted cash flow analysis of BFC. In addition, JMP Securities assumed that the merger would be consummated in accordance with the terms set forth in the merger agreement without: the occurrence of any material adverse effect; the occurrence of any litigation, arbitration or other proceeding which enjoins or prohibits the transactions contemplated by the merger agreement; the enactment of any law which prohibits the consummation of the merger; or the issuance of any order which precludes consummation of the merger. JMP Securities assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals, permits, consents and orders required for the consummation of the merger, no delays, limitations, conditions, restrictions or orders would be imposed that would have an adverse effect on the contemplated benefits expected to be derived in the merger. JMP Securities is not a legal, tax or regulatory advisor and relied upon, without independent verification, the assessment of BFC and their legal, tax or regulatory advisors with respect to legal, tax and regulatory matters. JMP Securities did not make any independent valuation or appraisal of the assets or liabilities of BFC or Bluegreen. JMP Securities’ opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Events occurring after the date of the opinion may affect JMP Securities’ opinion and the assumptions used in preparing the opinion, and JMP Securities did not assume any obligation to update, revise or reaffirm its opinion.

JMP Securities was not requested to consider, and its opinion did not address, BFC’s underlying business decision to enter into the merger agreement, or the relative merits of the merger as compared to any alternative business strategies that might exist for BFC or the effect of any other transaction in which BFC might engage. JMP Securities was not requested to consider, and its opinion did not address, any terms of the merger agreement whether financial or nonfinancial (other than the exchange ratio), nor did it address the terms of any related agreements to be entered into by the parties in connection with the merger or any other aspect of the merger (other than as expressly set forth herein). In addition, JMP Securities expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the merger or class of such persons, relative to the merger consideration or otherwise.

The following is a summary of the material financial analyses performed by JMP Securities in connection with its oral opinion and the preparation of its written opinion. Although each analysis was provided to the board of directors of BFC, in connection with arriving at its opinion, JMP Securities considered all of its analysis as a whole and did not attribute any particular weight to any analysis described below. These summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by JMP Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

For purposes of its analyses, JMP Securities reviewed a number of financial metrics, including:

•

enterprise value, or EV, calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company’s closing stock price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock, capital lease obligations and minority interests, less the amount of unrestricted cash on its balance sheet), as of a specified date and, in the case of Bluegreen, excludes its receivable backed notes payable; and

•	earnings before interest, taxes, depreciation and amortization, or EBITDA.

In addition, because, as noted above, JMP Securities was informed by BFC’s management that financial projections representing the best currently available estimates and judgments of BFC’s management as to the future financial results and operations of BFC only exist for the year ending December 31, 2011, JMP Securities did not perform any financial analyses relating to the impact that BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T may have on BFC and its financial condition. Further, certain financial analyses relating to Bluegreen described below assume the consummation of the Bluegreen’s currently proposed sale of substantially all of the assets comprising Bluegreen Communities.

Summary of Financial Analyses Provided by JMP Securities

The Contribution Analysis

JMP Securities conducted a contribution analysis based on certain of the contributions of BFC’s and Bluegreen’s standalone financial metrics. The financial metrics exclude the effects of the merger and any potential synergies therefrom.

The contribution analysis was based upon Bluegreen’s total revenue, total assets and net income for the twelve months ended June 30, 2011, and estimated net income for the twelve months ending December 31, 2011. The Bluegreen standalone amounts were adjusted to reflect BFC’s then-current 52% equity ownership in Bluegreen.

The contribution of each of Bluegreen and BFC to revenue, assets and net income for the twelve months ended June 30, 2011, and estimated net income for the twelve months ending December 31, 2011, were as follows:

($ in millions)	Revenue	% Total	($ in millions)	Assets	% Total
Bluegreen[1]	$182.7	98.7%	Bluegreen[2]	$550.0	78.6%
BFC[3]	2.3	1.3%	BFC[4]	149.8	21.4%

Total	$185.0		Total	$699.7

($ in millions)	Net Income	% Total	($ in millions)	Net Income 2011E	% Total
Bluegreen[1]	$(27.2)	N/A	Bluegreen	$(11.5)	N/A
BFC[3]	(78.8)	N/A	BFC	(18.1)	N/A

Total	$(106.0)		Total	$(29.6)

(1)	Based on Bluegreen’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, as adjusted as described above.
(2)	Based on Bluegreen’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, as adjusted as described above.
(3)	Based on the “Parent Company Condensed Statements of Financial Condition” and “Parent Company Condensed Statements of Operations” included in BFC’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.
(4)	Based on the “Parent Company Condensed Statements of Financial Condition” and “Parent Company Condensed Statements of Operations” included in BFC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.

JMP Securities noted that, based on the exchange ratio in the merger of eight shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock, the pro forma ownership of BFC after giving effect to the merger would be 62% owned by Bluegreen’s shareholders (other than BFC) and 38% owned by BFC’s shareholders.

Historical Trading Analysis

JMP Securities also conducted a historical trading analysis based on the relative stock price performance of Bluegreen’s Common Stock and BFC’s Class A Common Stock.

JMP Securities reviewed the 30, 60, 120, 180, 240 and 252-trading day averages of the closing stock prices of Bluegreen’s Common Stock and BFC’s Class A Common Stock as of November 9, 2011 in order to ascertain implied values of the consideration offered per share of Bluegreen’s Common Stock as well as implied exchange ratios. This review produced the following results:

Time Period	Closing Stock Price		Implied Merger Consideration (@ BFC’s Class A Common Stock price of $0.57/share)	Implied Exchange Ratio
	Bluegreen	BFC
30-trading day average	$2.10	$0.37	$3.27	5.73x
60-trading day average	$2.27	$0.35	3.68	6.46x
120-trading day average	$2.57	$0.35	4.21	7.39x
180-trading day average	$3.04	$0.37	4.71	8.26x
240-trading day average	$3.14	$0.37	4.90	8.60x
252-trading day average	$3.13	$0.36	4.95	8.68x
Merger			$4.56	8.00x

Selected Transactions Analyses

Premiums Paid Analysis

JMP Securities reviewed and compared the proposed financial terms and premium implied in the merger to corresponding publicly available financial terms and premiums of certain selected transactions. JMP Securities reviewed selected real estate transactions since January 1, 2006, in which the target companies had implied transaction equity values in the range of $50 million to $750 million. The selected real estate transactions were as follows:

Announcement Date	Target	Acquiror
02/03/11	Silverleaf Resorts Inc.	Cerberus Capital Management, L.P.
12/18/09	Interstate Hotels and Resorts	Thayer Lodging Group
02/12/08	GMH Communities Trust	American Campus Comm Inc
07/24/07	Republic Property Trust	Liberty Property Trust
06/25/07	America First Apartment Inv	Sentinel Omaha LLC
04/30/07	Eagle Hosp Prop Trust Inc	AP AIMCAP
03/09/07	Sunterra Corp	Diamond Resorts LLC
03/09/07	Winston Hotels Inc	Inland American RE Tr Inc
12/21/06	National Health Realty Inc	National HealthCare Corp
11/05/06	Columbia Equity Trust Inc	Special Situation Ppty Fund
10/24/06	Government Properties Trust	Record Realty
09/20/06	Centracore Properties Trust	The GEO Group Inc
09/13/06	Windrose Med Ppty Trust	Health Care REIT Inc
08/31/06	BNP Residential Properties Inc	Babcock & Brown Re Invest LLC
08/08/06	Sizeler Property Investors Inc	Revenue Properties Co Ltd
05/19/06	Boykin Lodging Co	Braveheart Holdings LP
02/10/06	Bedford Property Investors Inc	LBA Realty LLC

JMP Securities derived from these selected transactions a reference range of premiums paid relative to the closing stock prices of the target company at three different points in time preceding the announcement of the selected transactions. The implied premium paid in each of the selected transactions relative to the applicable closing stock prices of the target company were determined based on the percentage premium paid based on the closing stock price of the target company one day, seven days and one month prior to the announcement date of the applicable transaction. The results of this review were as follows:

	Percentage Premium (Discount) Paid
	1 Day Prior	7 Days Prior	1 Month Prior
Minimum Premium (Discount)	(2.0%)	(6.5%)	(4.1%)

Maximum Premium	77.2%	93.8%	123.2%

JMP Securities applied the minimum and maximum premiums paid for the seven days prior to announcement and one month prior to announcement to the closing price of Bluegreen’s Common Stock on November 9, 2011 of $2.17 per share in order to calculate an implied value per share of Bluegreen’s Common Stock. This analysis resulted in a minimum implied value per share of Bluegreen’s Common Stock of $2.03 and a maximum implied value per share of Bluegreen’s Common Stock of $4.84. JMP Securities then calculated a range of implied exchange ratios based on the closing price of BFC’s Class A Common Stock on November 9, 2011 of $0.57 per share and such implied values of Bluegreen’s Common Stock. This analysis resulted in a minimum exchange ratio of 3.56x and a maximum exchange ratio of 8.50x, as compared to the exchange ratio in the merger of 8.00x.

Additionally, JMP Securities reviewed implied premiums paid in the following selected transactions announced between December 26, 2006 and February 3, 2011 in which acquirors with greater than 50% ownership interests in target companies increased their ownership to between 90% and 100%. These selected stock-for-stock minority purchase transactions were as follows:

Announcement Date	Target	Acquiror
02/03/11	MedQuist Inc	CBaySystems Holdings Ltd
09/25/09	HFG Holdings Inc	Cequence Energy Ltd
06/29/09	First Advantage Corp	First American Corp
04/03/09	Limco-Piedmont Inc	TAT Technologies Ltd
08/09/07	Digital Angel Corp	Applied Digital Solutions Inc
12/26/06	Crested Corp	US Energy Corp

JMP Securities derived from these selected transactions a reference range of premiums paid relative to the closing stock prices of the target company at the three different points in time preceding the announcement of the selected transactions as described above. The results of this review were as follows:

	Percentage Premium Paid
	1 Day Prior	7 Days Prior	1 Month Prior
Minimum Premium	10.1%	15.1%	5.4%

Maximum Premium	23.1%	33.3%	166.7%

JMP Securities applied the minimum and maximum premiums paid for the seven days prior to announcement and one month prior to announcement to the closing price of Bluegreen’s Common Stock on November 9, 2011 of $2.17 per share in order to calculate an implied value per share of Bluegreen’s Common Stock. This analysis resulted in a minimum implied value per share of Bluegreen’s Common Stock of $2.29 and a maximum implied value per share of Bluegreen’s Common Stock of $5.79. JMP Securities then calculated a range of implied exchange ratios based on the closing price of BFC’s Class A Common Stock on November 9,

2011 of $0.57 per share and such implied values of Bluegreen’s Common Stock. This analysis resulted in a minimum exchange ratio of 4.01x and a maximum exchange ratio of 10.15x, as compared to the exchange ratio in the merger of 8.00x.

Selected Vacation Ownership Interest Company Transactions

JMP Securities reviewed certain financial terms of selected transactions involving the acquisition of the following vacation ownership interest companies:

Announcement Date	Target	Acquiror
02/03/11	Silverleaf Resorts Inc.	Cerberus Capital Management, L.P.
06/18/10	ILX Resorts Incorporated	Diamond Resorts Corporation
03/09/07	Sunterra Corporation	Diamond Resorts, LLC
08/11/06	Intrawest ULC	Fortress Investment Group
05/08/03	RFS Hotel Investors, Inc.	CNL Hospitality Properties, Inc.
04/01/02	Trendwest Resorts	Cendant Corporation
12/16/01	Equivest Finance	Cendant Corporation
11/02/00	Fairfield Communities	Cendant Corporation

JMP Securities calculated the enterprise value as a multiple of EBITDA for the most recently completed twelve month period, or LTM, for which financial information had been made public as of the announcement date of the relevant transaction.

The analysis indicated the following range of multiples:

EV/LTM EBITDA MULTIPLE
Minimum	6.1x
Median	8.6x
Maximum	11.5x

JMP Securities applied the minimum and maximum multiples of enterprise value to EBITDA to Bluegreen’s EBITDA in order to calculate an implied enterprise value for Bluegreen. JMP Securities then calculated a range of implied values per share of Bluegreen’s Common Stock based on Bluegreen’s outstanding net debt as of September 30, 2011, minority interests as of such date, and number of outstanding shares of Bluegreen’s Common Stock. This analysis resulted in a minimum implied value per share of Bluegreen’s Common Stock of $10.49 and a maximum implied value per share of Bluegreen’s Common Stock of $24.59. JMP Securities then calculated a range of implied exchange ratios based on the closing price of BFC’s Class A Common Stock on November 9, 2011 of $0.57 per share, and such implied values of Bluegreen’s Common Stock. This analysis resulted in a minimum exchange ratio of 18.40x and a maximum exchange ratio of 43.13x, as compared to the exchange ratio in the merger of 8.00x.

Discounted Cash Flow Analysis

JMP Securities performed a discounted cash flow analysis of Bluegreen by calculating the net present value of the unlevered, after tax free cash flows that Bluegreen was forecasted to generate through the fiscal year ended 2017 based on internal estimates provided by Bluegreen’s management together with Bluegreen’s net debt outstanding at September 30, 2011. JMP Securities calculated an estimated range of theoretical values of Bluegreen based on the net present value of (i) projected calendar year free cash flows from 2012 to 2017 based on Bluegreen’s management projections and (ii) terminal values at December 31, 2017 based upon perpetual growth rates ranging from 1.0% to 5.0% applied to Bluegreen’s 2017 unlevered free cash flow. The present value of the cash flows and terminal values were then calculated using discount rates ranging from 19.0% to 21.0%.

This analysis resulted in implied per share values of Bluegreen’s Common Stock ranging from a low of $6.76 per share to a high of $9.39 per share. JMP Securities then calculated a range of implied exchange ratios based on the closing price of BFC’s Class A Common Stock on November 9, 2011 of $0.57 per share and such implied values of Bluegreen’s Common Stock. This analysis resulted in exchange ratios ranging from 11.86x to 16.47x, as compared to the exchange ratio in the merger of 8.00x.

Other Matters Relating to JMP Securities’ Opinion

In connection with the review of the merger by the board of directors of BFC, JMP Securities performed a variety of financial and comparative analysis for purposes of rendering its opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, JMP Securities considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. JMP Securities believes that the summary provided and the analyses described above must be considered as a whole and that selecting portions of these analyses, without considering all of them as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, JMP Securities may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described above should therefore not be taken to be JMP Securities’ view of the actual value of Bluegreen or BFC.

In performing its analyses, JMP Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Bluegreen and BFC, such as the impact of competition on Bluegreen, BFC and the industries in which they operate or hold investments generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Bluegreen, BFC or in the financial markets in general. JMP Securities believes that mathematical analysis, such as determining the mean or median, or the high or the low, is not in itself a meaningful method of using comparable transaction data. No company utilized in the selected transactions analyses described above is identical to Bluegreen or BFC, and none of the transactions considered in such analyses is identical to the merger. Any estimates contained in JMP Securities’ analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The analyses performed were prepared solely as a part of the analyses of JMP Securities of the fairness from a financial point of view of the exchange ratio to the holders of BFC’s Class A Common Stock and Class B Common Stock pursuant to the merger agreement and were conducted in connection with the delivery by JMP Securities of its opinion, dated November 10, 2011, to the board of directors of BFC. JMP Securities’ analyses do not purport to constitute an appraisal or to reflect the prices at which shares of BFC’s Class A Common Stock might actually trade. The exchange ratio was determined through arm’s-length negotiations between BFC and Bluegreen and was approved by Bluegreen’s special committee and the boards of directors of both Bluegreen and BFC. JMP Securities did not recommend any specific exchange ratio to BFC or that any exchange ratio constituted the only appropriate exchange ratio.

In addition, JMP Securities’ opinion and its presentation to the board of directors of BFC was one of many factors taken into consideration by the board of directors of BFC in deciding to approve the merger. Consequently, the analyses described above should not be viewed as determinative of the opinion of the board of directors of BFC with respect to the exchange ratio, or of whether the board of directors of BFC would have been willing to agree to a different exchange ratio.

JMP Securities is nationally recognized investment banking and advisory firm. JMP Securities has advised BFC that, as part of its investment banking and financial advisory business, JMP Securities is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of JMP Securities’ trading, brokerage, investment management and financing activities, JMP Securities, or its affiliates, may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of its customers, in equity securities of BFC, Bluegreen or any other company or any currency or commodity that may be involved in the merger. In addition, JMP Securities and its affiliates, in the ordinary course of business, have from time to time provided, and in the future may continue to provide, investment banking services to BFC. In the two years preceding the delivery of its opinion in connection with the merger, BFC paid JMP Securities fees in an aggregate amount of $100,000 in consideration for investment banking services provided by JMP Securities in connection with a strategic transaction being considered by a subsidiary of BFC.

In connection with the opinion provided to the board of directors of BFC in connection with the merger, BFC agreed to pay JMP Securities a fee of $250,000, regardless of the conclusion reached therein. BFC has also agreed to reimburse JMP Securities for its reasonable expenses incurred in performing its services and to indemnify JMP Securities and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling JMP Securities and any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of JMP Securities’ engagement and any related transactions.

Trading of BFC’s Class A Common Stock

BFC’s Class A Common Stock is currently listed for trading on the Pink Sheets under the trading symbol “BFCF.PK.” As previously described, the closing of the merger is conditioned upon, among other things, BFC’s Class A Common Stock being listed for trading on a national securities exchange at the effective time of the merger. This requirement may not be waived, and therefore the merger will not be completed if the requirement is not satisfied. BFC is currently considering whether to seek listing of its Class A Common Stock on the NYSE, NYSE Arca, NYSE Amex or NASDAQ Stock Market. As of the date of this joint proxy statement/prospectus, BFC has not yet filed a listing application for its Class A Common Stock with any of such national securities exchanges.

Deregistration of Bluegreen’s Common Stock

If the merger is consummated, all of the shares of Bluegreen’s Common Stock will be canceled, and Bluegreen’s Common Stock will no longer be listed for trading on the NYSE or registered under the Exchange Act.

Operations of Bluegreen and BFC Prior to and After the Effective Time of the Merger

Both Bluegreen and BFC expect to, and have agreed in the merger agreement to, conduct their respective businesses prior to the effective time of the merger in the usual and ordinary course, consistent with their existing business and investment strategies and operational plans.

It is expected that, following the merger, Bluegreen (as a wholly owned subsidiary of BFC) will continue to conduct its business in substantially the way it is currently conducted.

BFC expects that, both prior to and after completion of the merger, it will continue to provide support for its controlled subsidiaries with a view to the improved performance of the organization as a whole, and this business strategy may include additional investments in its controlled subsidiaries such as BankAtlantic Bancorp and Bluegreen. In the event that BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T is consummated, it is anticicipated that BankAtlantic Bancorp will be engaged in specialty finance activities, including lending and investments in tax certificates.

Interests of Certain Persons in the Merger

In considering the recommendation of the board of directors of BFC to vote in favor of the merger and the recommendation of the board of directors of Bluegreen to vote in favor of the merger agreement, shareholders should be aware that certain directors and executive officers of BFC and Bluegreen have interests in the merger that are different from, or are in addition to, the interests of BFC’s and Bluegreen’s respective shareholders generally. The boards of directors of each of BFC and Bluegreen and the Bluegreen special committee were aware of these interests during their deliberations on the merits of the merger and in determining to make their recommendations.

Interests of Alan B. Levan, John E. Abdo and their Affiliates

Alan B. Levan, the Chairman, Chief Executive Officer and President of BFC, John E. Abdo, the Vice Chairman of BFC, and their respective affiliates, collectively beneficially own approximately 17% of the outstanding shares of BFC’s Class A Common Stock and approximately 87% of the outstanding shares of BFC’s Class B Common Stock (in each case, including shares which may be acquired within 60 days by them pursuant to the exercise of stock options), representing approximately 72% of the general voting power and approximately 24% of the total common equity of BFC. Messrs. Levan and Abdo also serve as Chairman and Vice Chairman, respectively, of Bluegreen. Further, as a result of their ownership position in BFC’s Class A Common Stock and Class B Common Stock, may be deemed to control BFC and therefore beneficially own the 16,922,953 shares of Bluegreen’s Common Stock owned directly or indirectly by BFC, which represents approximately 54% of the outstanding shares of such stock. In addition, Messrs. Levan and Abdo beneficially own (including shares which may be acquired within 60 days pursuant to the exercise of stock options) 110,000 shares and 100,000 shares, respectively, of Bluegreen’s Common Stock, which in each case represents less than 1% of the outstanding shares of such stock. After completion of the merger, Alan B. Levan and John E. Abdo, together with their affiliates, are expected to beneficially own approximately 7% of the outstanding shares of BFC’s Class A Common Stock and approximately 87% of the outstanding shares of BFC’s Class B Common Stock (in each case, including shares which may be acquired within 60 days by them pursuant to the exercise of stock options), which would represent in the aggregate approximately 70% of the general voting power and 10% of the total common equity of BFC.

Appointments to BFC’s Board of Directors

As described in further detail below under “Board of Directors and Executive Officers of BFC Following the Merger,” in connection with the merger, BFC has agreed to cause James R. Allmand, III, Lawrence A. Cirillo, Mark A. Nerenhausen, Norman Becker, Orlando Sharpe and Arnold Sevell, the six current directors of Bluegreen who are not currently directors of BFC, to be appointed to BFC’s board of directors at the effective time of the merger. These directors, as well as BFC’s other directors and BFC’s executive officers, will receive compensation, which may include equity-based compensation, from BFC for their services.

Indemnification and Insurance Provisions in the Merger Agreement

The merger agreement provides that the Surviving Company will indemnify, defend and hold harmless each present and former director and officer of Bluegreen for each such director’s and officer’s liabilities with respect to acts or omissions occurring prior to the effective time of the merger, to the same extent as provided for under the MBCA and in Bluegreen’s Restated Articles of Organization or Amended and Restated Bylaws.

The merger agreement also provides that, for six years after the effective time of the merger, the Surviving Company will maintain or cause to be maintained in effect the current policies of directors’ and officers’ and in-house counsel liability insurance maintained by Bluegreen or a substitute policy of at least the same coverage and amount as, and containing terms and conditions which are substantially no less advantageous than, the Bluegreen policy, in each case, with respect to claims arising from facts or events which occurred before the effective time of the merger. Alternatively, the Surviving Company may obtain single limit tail coverage providing at least the same coverage and amount as, and containing terms and conditions which are substantially no less advantageous than, the Bluegreen policy for such six-year period with respect to claims arising from facts or events which occurred before the effective time of the merger.

Reverse Stock Split; Articles of Incorporation and Bylaws of BFC Following the Merger

In connection with the requirement that BFC’s Class A Common Stock be listed for trading on a national securities exchange at the effective time of the merger, it is expected that BFC will need to effect a reverse stock split in order to meet applicable listing requirements. As a result of the reverse stock split, each             shares of BFC’s Class A Common Stock and Class B Common Stock outstanding will automatically convert into one share of Class A Common Stock and Class B Common Stock, respectively. The merger consideration will be ratably adjusted to reflect the reverse stock split. Fractional shares resulting from the reverse stock split will be rounded up to the next largest whole share. No shareholder of BFC or Bluegreen will be “cashed out” as a result of the reverse stock split. In order to allow for the issuance of the shares of BFC’s Class A Common Stock in the merger and to provide BFC with the flexibility to consider potential future actions which may be identified in the future by its board of directors involving the issuance of its securities, the authorized number of shares of BFC’s Class A Common Stock and Class B Common Stock will not be impacted by the reverse stock split and will remain at 150,000,000 shares and 20,000,000 shares, respectively. The reverse stock split, in and of itself, will not have any impact on a shareholder’s proportionate equity interest or voting right in BFC. The Form of BFC’s Second Amended and Restated Articles of Incorporation, which you are urged to read carefully, is included as Annex D to this joint proxy statement/prospectus. In accordance with the FBCA, subject to shareholder approval, the reverse stock split will be effected by amending BFC’s Amended and Restated Articles of Incorporation, which BFC expects to do by filing Second Amended and Restated Articles of Incorporation with the Florida Department of State. In addition to effecting the reverse stock split, the Second Amended and Restated Articles of Incorporation will delete certain historical provisions which are no longer applicable to BFC. See the section of this joint proxy statement/prospectus entitled “BFC Special Meeting Proposal No. 2 – Approval of Reverse Stock Split” for additional information.

In addition, BFC’s board of directors has approved an amendment to BFC’s Bylaws which, effective upon consummation of the merger and in connection with the appointment to the board of directors of BFC at that time of the six current directors of Bluegreen who are not currently directors of BFC, will increase the maximum number of members of the board of directors of BFC from 15 to 20. Shareholder approval of the amendment to BFC’s Bylaws is not required. The Form of BFC’s Bylaws, as proposed to be amended, which you are urged to read carefully is included as Annex E to this joint proxy statement/prospectus.

Board of Directors and Executive Officers of BFC Following the Merger

Currently, there are eleven persons serving on the board of directors of BFC, each of whom is expected to continue to serve as a director of BFC following the merger. Additionally, in connection with the merger, BFC has agreed to cause James R. Allmand, III, Lawrence A. Cirillo, Mark A. Nerenhausen, Norman Becker, Orlando Sharpe and Arnold Sevell, the six current directors of Bluegreen who are not currently directors of BFC, to be appointed to BFC’s board of directors at the effective time of the merger. A summary of the background and experience of each of these individuals is set forth under “Information About BFC — Management — Board of Directors.” As of the date of this joint proxy statement/prospectus, no determination has been made as to the changes, if any, to be made to the constitution of the committees of BFC’s board of directors.

Upon the completion of the merger, the executive officers of BFC in office immediately prior to the effective time of the merger are currently expected to continue to serve in their respective capacities as executive officers of BFC.

Ownership of BFC Following the Merger

Based on the number of outstanding shares of Bluegreen’s Common Stock (other than shares owned by BFC) and BFC’s Class A Common Stock and Class B Common Stock as of the date of this joint proxy statement/prospectus, and assuming no holders of Bluegreen’s Common Stock choose to assert and exercise their appraisal rights, immediately following the merger, Bluegreen’s shareholders (other than BFC) and BFC’s current shareholders will own approximately 62% and 38%, respectively, of the then-outstanding shares of

BFC’s Class A Common Stock, representing approximately 60% and 40%, respectively, of BFC’s then-outstanding common equity. Immediately following the merger, shares of BFC’s Class A Common Stock and Class B Common Stock will represent in the aggregate 22% and 78%, respectively, of the general voting power of BFC and approximately 96% and 4%, respectively, of the total outstanding common equity of BFC.

Termination of Bluegreen’s Shareholder Rights Plan; Exemption of Merger from Operation of BFC’s Shareholder Rights Plan

Bluegreen has in place a shareholder rights plan which its board of directors adopted to protect its shareholders from coercive or otherwise unfair takeover tactics. In general terms, Bluegreen’s shareholder rights plan currently imposes a significant penalty upon any person or group which, without the prior approval of Bluegreen’s board of directors, acquires beneficial ownership of shares of Bluegreen’s Common Stock, which together with all other shares of Bluegreen’s Common Stock owned by the person or group, represents 10% or more of the outstanding shares of such stock. Under the terms of the shareholder rights plan, BFC is excepted as an acquiring person from the operation of the plan. Further, Bluegreen’s board of directors has approved the merger, which, under the terms of the shareholder rights plan, makes the shareholder rights plan inapplicable to the merger. In any event, Bluegreen’s shareholder rights plan will be terminated at the effective time of the merger.

BFC also currently has in place a shareholder rights plan. BFC’s shareholder rights plan was adopted in an effort to preserve BFC’s ability to utilize its net operating loss carryforwards to offset future taxable income. The shareholder rights plan is designed to prevent BFC from experiencing an “ownership change” for purposes of Section 382 of the Code by causing substantial dilution to any person or group that, without the approval of BFC’s board of directors, acquires beneficial ownership of shares of BFC’s Class A Common Stock or Class B Common Stock, which together with all other shares of BFC’s Class A Common Stock and Class B Common Stock owned by the person or group, represents 5% or more of the outstanding shares of BFC’s Class A Common Stock and Class B Common Stock. BFC’s board of directors has exempted the merger from the operation of BFC’s shareholder rights plan.

Appraisal Rights

General. Section 13.02(a) of the MBCA provides generally that stockholders of a Massachusetts corporation, such as Bluegreen, are entitled to appraisal rights in the event of a merger as to which approval of the corporation’s shareholders is required. Accordingly, holders of Bluegreen’s common stock who properly assert and exercise appraisal rights with respect to their shares will be entitled to appraisal rights in connection with the merger under the MBCA, as described in further detail below. Under the FBCA, BFC’s shareholders will not be entitled to appraisal rights in connection with the merger.

Any Bluegreen shareholder who wishes to exercise appraisal rights or who wishes to preserve that right should review carefully the following discussion and Sections 13.01 through 13.31 of the MBCA, a copy of which attached as Annex D to this joint proxy statement/prospectus. A shareholder’s failure to strictly comply with the procedures specified in such sections of the MBCA may result in a loss of the shareholder’s appraisal rights.

Notice of Intent and Demand for Payment. Any holder of Bluegreen’s Common Stock wishing to exercise the right to demand appraisal under the MBCA must (i) deliver to Bluegreen, before the vote to approve the merger agreement is taken at the Bluegreen special meeting to be held on                     , 2012 (or any adjournment or postponement thereof), written notice of the shareholder’s intent to demand payment for his, her or its shares of Bluegreen’s Common Stock if the merger is completed, and (ii) not vote, or cause or permit to be voted, any such shares in favor of the merger. If a Bluegreen shareholder returns a signed proxy but does not specify a vote against the merger or a direction to abstain with respect to such vote, the proxy will be voted FOR the merger, which will have the effect of waiving that shareholder’s appraisal rights. The written notice described in clause (i) above must be delivered to Anthony M. Puleo, Senior Vice President, Chief Financial Officer,

Treasurer and Secretary, Bluegreen Corporation, 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431. Bluegreen recommends that any such notice be sent by registered or certified mail, return receipt requested.

Generally, a shareholder may assert appraisal rights only if the shareholder seeks appraisal rights with respect to all of his, her or its shares of Bluegreen’s Common Stock. A shareholder of record for more than one beneficial shareholder may assert appraisal rights with respect to fewer than all of the shares registered in such shareholder of record’s name, provided that such shareholder of record notifies Bluegreen in writing of the name and address of each beneficial shareholder on whose behalf such shareholder of record is asserting appraisal rights and, with respect to each such beneficial shareholder, appraisal rights are asserted in respect of all shares of Bluegreen’s Common Stock owned by the beneficial shareholder. A beneficial shareholder may assert appraisal rights as to shares of Bluegreen’s Common Stock only if he, she or it (i) submits to the Surviving Company the shareholder of record’s written consent to the assertion of such rights not fewer than 40 nor more than 60 days after the Surviving Company sends out the written appraisal notice described below, and (ii) asserts such appraisal rights with respect to all of his, her or its shares of Bluegreen’s Common Stock. Bluegreen shareholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

Appraisal Notice and Form. If the merger is approved, within 10 days after the effective date of the merger, the Surviving Company will deliver a written appraisal notice and a form containing certain information to all shareholders who have properly demanded appraisal rights. The appraisal notice will include a copy of Sections 13.01 through 13.31 of the MBCA and a form that specifies the date of the first announcement to shareholders of the principal terms of the merger. The form will require the shareholder asserting appraisal rights to certify (i) whether or not beneficial ownership of the shares for which appraisal rights are asserted were acquired before the date of the first announcement of the merger and (ii) that the shareholder did not vote, or cause or permit to be voted, any of his, her or its shares of Bluegreen’s Common Stock in favor of the merger. The form provided with the appraisal notice will state:

•	where the form must be returned, where certificates for shares must be deposited and the date by which such certificates must be deposited;

•

the date on which the form is due, which will not be fewer than 40 nor more than 60 days after the date the appraisal notice and form are sent, and notice that the shareholder shall have waived the right to demand appraisal with respect to such shares unless the form is received by the specified date;

•	the Surviving Company’s estimate of the fair value of the shares of Bluegreen’s Common Stock, as determined in accordance with the MBCA, as described below;

•

that, if requested in writing, the Surviving Company will provide within 10 days after the date on which all forms are due, the number of shareholder who have returned the forms and the total number of shares owned by such shareholders; and

•	the date by which the shareholder may withdraw his, her or its notice of intent to demand appraisal rights, which date will be within 20 days after the date on which all forms are due.

Fair Value Determination. Under the MBCA, “fair value” of the shares of Bluegreen’s Common Stock with respect to which appraisal rights are exercised means, for all purposes of the appraisal rights process, “the value of the shares immediately before the effective date of the [merger], excluding any element of value arising from the expectation or accomplishment of the [merger] unless exclusion would be inequitable.”

Perfection of Rights. A Bluegreen shareholder who wishes to exercise appraisal rights shall execute and return the form provided, with all certifications completed, and deposit such shareholder’s certificates representing his, her or its shares of Bluegreen’s Common Stock in accordance with the terms of the notice. Once a shareholder deposits such stock certificates, the shareholder loses all rights as a shareholder of Bluegreen unless the shareholder withdraws his, her or its election in accordance with the withdrawal procedures summarized below. If a shareholder fails to make the certification on the appraisal form that such shareholder acquired the shares before the date of the first announcement of the merger, the Surviving Company may elect to treat the shareholder’s shares as “after-acquired shares,” as described below.

Withdrawal of Appraisal Rights. A Bluegreen shareholder who has otherwise properly perfected his, her or its appraisal rights may decline to exercise such appraisal rights and withdraw from the appraisal process by notifying the Surviving Company in writing within 20 days after the date on which the appraisal form was due. If the shareholder fails to withdraw from the appraisal process before the expiration of the withdrawal period, such shareholder may not thereafter withdraw without the Surviving Company’s written consent.

Payment. Within 30 days after the date on which the appraisal form is due, the Surviving Company will pay in cash to each shareholder who has properly perfected his, her or its appraisal rights the amount the Surviving Company estimates to be the fair value of the shareholder’s shares (as determined in accordance with the MBCA, as described above), plus interest but subject to any applicable withholding taxes. The payment to each shareholder will be accompanied by:

•	the required financial statements of Bluegreen;

•

a statement of the Surviving Company’s estimate of the fair value of the shares (as determined in accordance with the MBCA, as described above), which estimate will equal or exceed the estimate given with the appraisal notice; and

•

a statement that the shareholder may demand further payment if he, she or it is dissatisfied with the payment or offer in accordance with the procedures set forth in Section 13.26 of the MBCA, as described below.

Notwithstanding the foregoing, in the event that the shareholder is demanding payment for “after-acquired shares,” the Surviving Company may elect to withhold payment from such shareholder, in which case the Surviving Company must, within 30 days after the date on which the appraisal form is due, provide all shareholders who have “after-acquired shares” with the required financial statements of Bluegreen and notify them:

•

of the Surviving Company’s estimate of the fair value of the shares (as determined in accordance with the MBCA, as described above), which estimate will equal or exceed the estimate given with the appraisal notice;

•	that the shareholders may accept such offered payment in full satisfaction of their demands or demand appraisal under Section 13.26 of the MBCA, as described below;

•	that those shareholders who wish to accept the Surviving Company’s offer shall notify the Surviving Company of their acceptance within 30 days after receiving such offer; and

•	that those shareholders who do not satisfy the requirements for demanding appraisal under Section 13.26 of the MBCA shall be deemed to have accepted the Surviving Company’s offer.

Within 10 days after receiving the shareholder’s acceptance of the offer, the Surviving Company will pay in cash the amount offered to each shareholder who agreed to accept the Surviving Company’s offer for his, her or its “after-acquired shares.” Within 40 days after sending the notice to holders of “after-acquired shares,” the Surviving Company must pay in cash the amount offered to each shareholder who does not satisfy the requirements for demanding appraisal under Section 13.26 of the MBCA.

Procedure if Stockholder is Dissatisfied with Payment or Offer. Pursuant to Section 13.26 of the MBCA, within 30 days after receipt of payment for his, her or its shares, a shareholder who properly perfected and exercised appraisal rights and is dissatisfied with the amount of the payment received for his, her or its shares shall notify the Surviving Company in writing of that shareholder’s estimate of the fair value of the shares (which shall be determined in accordance with the MBCA, as described above) and demand payment of that estimate plus interest, less any payment previously paid. In addition, within 30 days after receiving the Surviving Company’s offer to pay for a shareholder’s “after-acquired shares,” a shareholder holding “after-acquired shares” who was offered payment, as described above, and who is dissatisfied with that offer shall reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares (which shall be determined in accordance with the MBCA, as described above) plus interest. A shareholder who fails to so notify the Surviving Company within the applicable 30 day period described above will be deemed to have waived the right to demand payment and shall be entitled only to the payment made or offered, as described above.

Court Proceedings. If a shareholder makes a proper and timely demand for payment that remains unsettled, the Surviving Company will commence an equitable proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares (as determined in accordance with the MBCA, as described above) and accrued interest. If the Surviving Company does not commence the proceeding within the 60-day period, it will pay in cash to each shareholder the amount the shareholder demanded, plus interest.

Condition Precedent to the Merger. BFC’s obligation to consummate the merger is conditioned upon holders of not more than 10% of the outstanding shares of Bluegreen’s Common Stock exercising, or remaining entitled to exercise, appraisal rights for their shares.

The foregoing discussion is not a complete statement of the law pertaining to appraisal rights under the MBCA and is qualified in its entirety by reference to the full text of Sections 13.01 through 13.31 of the MBCA, which is attached to this joint proxy statement/prospectus as Annex F. The foregoing discussion does not constitute any legal or other advice nor does it constitute a recommendation as to whether or not holders of Bluegreen’s common stock should exercise their appraisal rights. Any Bluegreen shareholder wishing to exercise appraisal rights is urged to consult with his, her or its legal counsel before attempting to do so, as a failure to strictly comply with all of the procedures set forth in Sections 13.01 through 13.31 of the MBCA may result in the loss of the shareholder’s appraisal rights.

Material U.S. Federal Income Tax Consequences of the Merger

General

The following summary discusses the material U.S. federal income tax consequences of the merger to U.S. holders of shares of Bluegreen’s Common Stock and represents the opinion of Stearns Weaver, counsel to BFC. This discussion is based upon the Code, applicable Treasury regulations promulgated thereunder, and administrative rulings and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of this discussion. This discussion relates solely to holders of Bluegreen’s Common Stock who hold their shares of such stock, and will hold their shares of BFC’s Class A Common Stock, as capital assets within the meaning of Section 1221 of the Code. Further, this discussion does not constitute tax advice and does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder of Bluegreen’s Common Stock in light of his, her or its personal investment circumstances or to holders of Bluegreen’s Common Stock subject to special treatment under the U.S. federal income tax laws such as:

•	insurance companies;

•	tax-exempt organizations;

•	dealers in securities or foreign currency;

•	banks or trusts;

•	persons that hold shares of Bluegreen’s Common Stock as part of a straddle, a hedge against currency risk, a constructive sale or conversion transaction;

•	persons that have a functional currency other than the U.S. dollar;

•	investors in pass-through entities;

•	holders who acquired their shares of Bluegreen’s Common Stock through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan; or

•	holders of options or restricted shares granted under any Bluegreen benefit plan.

Furthermore, this discussion does not consider the potential effects of any state, local or foreign tax laws.

You should consult your own tax advisor regarding the specific tax consequences to you of the merger, including the applicability and effect of federal, state, local and foreign income and other tax laws, in light of your particular circumstances.

For purposes of this discussion, you are a “U.S. Holder” if you beneficially own shares of Bluegreen’s Common Stock and you are:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions;

•

a trust, if a United States court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

In the opinion of Stearns Weaver, (i) the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and (ii) BFC and Bluegreen will each be a party to the reorganization within the meaning of Section 368(b) of the Code. It is a condition to the completion of the merger that BFC and Bluegreen each receives a written opinion from Stearns Weaver as of the effective date of the merger to such effect.

The opinions described above have been or will be based, in part, on the accuracy of certain assumptions and representations as to factual matters and covenants and undertakings. If any such assumptions, representations, covenants or undertakings are inaccurate as of the effective date of the merger, or are violated in any material respect, the tax consequences to holders of Bluegreen’s Common Stock of the merger could differ materially from those described below. No ruling has been or will be sought from the Internal Revenue Service (the “IRS”) as to the U.S. federal income tax consequences of the merger. An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court. Accordingly, there can be no assurance that the IRS or a court would not disagree with or challenge any of the conclusions described herein.

Holders of Bluegreen’s Common Stock who Receive Shares of BFC’s Class A Common Stock in the Merger

Exchange of Bluegreen’s Common Stock for BFC’s Class A Common Stock

U.S. Holders who receive shares of BFC’s Class A Common Stock in exchange for shares of Bluegreen’s Common Stock will not recognize gain or loss in the merger. Such U.S. Holder’s aggregate tax basis in the shares of BFC’s Class A Common Stock received in connection with the merger will be equal to the aggregate tax basis of the shares of Bluegreen’s Common Stock surrendered, and his, her or its holding period in shares of BFC’s Class A Common Stock will include his, her or its holding period in the shares of Bluegreen’s Common Stock surrendered.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to backup withholding unless (i) such holder is an exempt holder (such as a corporation or a tax-exempt organization), (ii) such holder furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on the substitute Form W-9 or successor form or (iii) such holder is otherwise exempt from backup withholding. A U.S. Holder may credit any amount withheld under the backup withholding rules against his, her or its U.S. federal income tax liability and may seek a refund of any excess amount withheld under the backup withholding rules by filing the appropriate form with the IRS.

Miscellaneous

Under Treasury Regulation Section 1.368-3T, if a U.S. Holder owned immediately before the merger either (i) five percent or more, by vote or value, of the publicly traded stock of Bluegreen or (ii) securities of Bluegreen with a tax basis of $1.0 million or more, such U.S. Holder will be required to file a statement with his, her or its U.S. federal income tax return covering the year during which the merger was consummated. That statement must set forth such U.S. Holder’s tax basis in, and the fair market value of, the shares of Bluegreen’s Common Stock that he, she or it surrendered pursuant to the merger, the effective date of the merger and the respective corporate names and employer identification numbers of BFC and Bluegreen. The U.S. Holder will be required to retain permanent records of these facts.

Treatment of the Companies

No gain or loss will be recognized by BFC or Bluegreen as a result of the merger.

Cash Received by Shareholders who Exercise Appraisal Rights

An eligible holder of Bluegreen’s Common Stock that asserts and exercises his, her or its appraisal rights should generally recognize capital gain or loss in an amount equal to the difference between the amount paid to such holder in respect of his, her or its appraisal rights and the tax basis of the holder’s shares of Bluegreen’s Common Stock. Such gain or loss will be a long-term capital gain or loss if the holder’s holding period is more than one year from the date that the holder asserts and exercises his, her or its appraisal rights. In addition, a portion of any proceeds received following the effective date of the merger may be characterized as interest, taxable as ordinary income, thus reducing the amount of such capital gain or increasing the amount of such capital loss (as the case may be). Holders of Bluegreen’s Common Stock are encouraged to consult with their own tax advisors as to the tax consequences of asserting and exercising appraisal rights.

Anticipated Accounting Treatment

The merger will be accounted for as an equity transaction by BFC for financial reporting and accounting purposes under U.S. generally accepted accounting principles. The results of operations of Bluegreen will continue to be included in the consolidated financial statements of BFC.

Regulatory Matters

BFC must comply with applicable federal and state securities laws in connection with the issuance of the shares of BFC’s Class A Common Stock in connection with the merger and the filing of this joint proxy statement/prospectus with the SEC.

As a result of its position as the controlling shareholder of BankAtlantic Bancorp, BFC is currently a “unitary savings and loan holding company” and, as such, was historically examined and regulated by the OTS. Effective July 21, 2011, pursuant to the Dodd-Frank Act, the OTS’ supervisory authority is now held by, and BFC is subject to the supervision of, the Federal Reserve. Regulations applicable to BFC by virtue of its status as a “unitary savings and loan holding company” include those relating to “control” of BFC. Under these regulations, if, after giving effect to the number of shares of BFC’s Class A Common Stock a shareholder of Bluegreen receives in the merger, that shareholder, directly or indirectly, or through one or more subsidiaries, or acting in concert with one or more other persons or entities, owns (i) more than 10% of the aggregate number of outstanding shares of BFC’s Class A Common Stock and Class B Common Stock, and one or more specified control factors exist, then the shareholder will be determined, subject to the right of rebuttal, to have acquired control of BFC or (ii) more than 25% of the aggregate number of BFC’s Class A Common Stock and Class B Common Stock, then the shareholder will be conclusively determined to have acquired control of BFC, regardless of whether any control factors exist. Accordingly, subject to certain limited exceptions, any Bluegreen shareholder who receives shares in the merger which causes its ownership of BFC’s Class A Common Stock to exceed such thresholds will be required to file an application, notice or rebuttal with the Federal Reserve. Pending favorable action by the Federal Reserve on such application, notice or rebuttal the shareholder’s actions with respect to BFC will be limited as set forth in the applicable regulation. If the Federal Reserve disapproves of the application, notice or rebuttal, then the shareholder will be required to divest such portion of its shares of BFC’s Class A Common Stock necessary to cause its ownership to fall below the applicable regulatory threshold. Bluegreen’s shareholders should consult with their legal counsel regarding any regulatory limitations on their ownership of BFC’s Class A Common Stock that may be applicable to them, including whether they are required to submit an application, notice or rebuttal to the Federal Reserve relating to their share ownership.

BFC has received confirmation from the Federal Reserve that the Federal Reserve has not identified any material supervisory concerns with respect to the proposed merger; however, the Federal Reserve may, in its discretion, decide to reconsider its position in the event of, among other things, a change in the terms or conditions of the transaction.

In addition, certain of Bluegreen’s outstanding facilities with Wells Fargo and Resort Finance America, LLC, which had an aggregate outstanding balance of approximately $24.1 million at September 30, 2011, require the prior consent of the lenders to the merger. Bluegreen intends to either obtain such consents or seek refinancing of the outstanding indebtedness.

BankAtlantic Bancorp is also subject to regulation by the Federal Reserve, and BankAtlantic is subject to regulation by the Office of the Comptroller of the Currency (the “OCC”). During February 2011, BankAtlantic Bancorp and BankAtlantic each entered into Cease and Desist Orders with the OTS, the supervisory authority of which is now held by the Federal Reserve in the case of BankAtlantic Bancorp and the OCC in the case of BankAtlantic. See “Recent Developments” beginning on page __ for further information regarding these Cease and Desist Orders. In addition, during January 2012, the SEC brought a civil action against BankAtlantic Bancorp and its Chief Executive Officer alleging violations of provisions of federal securities laws. BankAtlantic Bancorp believes that it and its Chief Executive Officer fully complied with applicable law and intends to vigorously defend the litigation. See “Information About BFC – Legal Proceedings – BankAtlantic Bancorp and its Subsidiaries” beginning on page __ for further information regarding this litigation.

Resale of BFC’s Class A Common Stock

The shares of BFC’s Class A Common Stock to be issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of BFC’s Class A Common Stock issued to any shareholder of Bluegreen who may be deemed to be an affiliate of BFC for purposes of Rule 144 under the Securities Act after the completion of the merger. Persons who may be deemed to be affiliates of BFC after the completion of the merger include individuals or entities that control, are controlled by, or are under common control with BFC, such as the executive officers, directors and significant shareholders of BFC, including the directors of Bluegreen who are also directors of BFC or will be appointed to the board of directors of BFC at the effective time of the merger. This joint proxy statement/prospectus does not cover resales of shares of BFC’s Class A Common Stock received by any person upon the completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

Litigation Regarding the Merger

Between November 16, 2011 and December 6, 2011, six purported class action lawsuits related to the merger were filed against BFC, Bluegreen and the members of Bluegreen’s board of directors. As described below, three of these lawsuits have been consolidated into a single action in Florida. The other three lawsuits, which were filed in Massachusetts, have been stayed. The lawsuits seek to enjoin the merger or, if it is completed, to recover relief as determined by the applicable presiding court to be appropriate. Further information regarding each of these lawsuits is set forth below.

The three Florida lawsuits have been consolidated into an action styled Richard Harriman, on behalf of himself and all others similarly situated, v. Bluegreen Corporation, Alan B. Levan, John E. Abdo, Norman H. Becker, Lawrence A. Cirillo, Mark A. Nerenhausen, Arnold Sevell, James R. Allmand III, Orlando Sharpe, BFC

Financial Corporation and BXG Florida, LLC. On December 22, 2011, plaintiffs filed an amended complaint in the consolidated action which alleges that the individual director defendants breached their fiduciary duties by (i) agreeing to sell Bluegreen without first taking steps to ensure adequate, fair and maximum consideration, (ii) engineering a transaction to benefit themselves and not the shareholders, and (iii) failing to protect the interests of Bluegreen’s minority shareholders. The amended complaint further alleges that BFC aided and abetted the individual director defendants’ alleged breaches of fiduciary duties. The amended complaint seeks declaratory and injunctive relief, along with damages and attorneys’ fees and costs.

The three Massachusetts lawsuits were filed in the Superior Court for Suffolk County in the Commonwealth of Massachusetts and make substantially the same allegations and claims as in the Florida cases. These three lawsuits are styled as follows: Gaetano Bellavista Caltagirone, on behalf of himself and all others similarly situated, v. Bluegreen Corporation, Alan B. Levan, John E. Abdo, Norman H. Becker, Lawrence A. Cirillo, Mark A. Nerenhausen, Arnold Sevell, James R. Allmand III, Orlando Sharpe, BFC Financial Corporation and BXG Florida, LLC (filed on November 16, 2011); Alan W. Weber and J.B. Capital Partners L.P., on behalf of themselves and all others similarly situated, v. Bluegreen Corporation, Alan B. Levan, John E. Abdo, Norman H. Becker, Lawrence A. Cirillo, Mark A. Nerenhausen, Arnold Sevell, James R. Allmand III, Orlando Sharpe, BFC Financial Corporation and BXG Florida, LLC (filed on November 29, 2011); and Barry Fieldman, as Trustee for the Barry & Amy Fieldman Family Trust, on behalf of themselves and all others similarly situated, v. Bluegreen Corporation, Alan B. Levan, John E. Abdo, Norman H. Becker, Lawrence A. Cirillo, Mark A. Nerenhausen, Arnold Sevell, James R. Allmand III, Orlando Sharpe, BFC Financial Corporation and BXG Florida, LLC (filed on December 6, 2011). On January 17, 2012, the Massachusetts court stayed all three actions for six months in favor of the consolidated action proceeding in Florida.

BFC and Bluegreen believe that these lawsuits are without merit and intend to defend against them vigorously.

THE MERGER AGREEMENT

The following discussion describes certain material provisions of the merger agreement and may not contain all the information about the merger agreement that is important to you. This discussion is qualified in its entirety by reference to the full text of the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. You are encouraged to carefully read the merger agreement in its entirety.

Form of the Merger

Subject to the terms and conditions of the merger agreement and in accordance with Florida and Massachusetts law, at the effective time of the merger, Bluegreen will merge with and into an indirect wholly owned subsidiary of BFC. It is currently expected that, prior to the effective time of the merger, the subsidiary into which Bluegreen will be merged (which is currently a Florida limited liability company named BXG Florida, LLC) will be converted to a Florida corporation and, in connection with the merger and the related filing of Articles or a Certificate of Merger with the Florida Department of State, its name will be changed to “Bluegreen Corporation.” In any event, Bluegreen’s separate corporate existence will cease at the effective time of the merger, and such merger subsidiary will be the surviving company of the merger and will remain an indirect wholly owned subsidiary of BFC.

Effective Time of the Merger

The consummation of the merger will occur as promptly as practicable after the satisfaction or waiver of the conditions to consummation of the merger set forth in the merger agreement. The merger will become effective as of 5:00 p.m., Eastern Time, on the date on which the merger is consummated.

Consideration to be Received Pursuant to the Merger

Upon consummation of the merger, holders of Bluegreen’s Common Stock (other than BFC and holders who exercise and perfect their appraisal rights) will be entitled to receive eight shares of BFC’s Class A Common Stock in exchange for each share of Bluegreen’s Common Stock they hold at the effective time of the merger. This exchange ratio will be subject to adjustment only in connection with the contemplated reverse stock split or other similar transactions involving BFC’s Class A Common Stock.

Treatment of Stock Options and Restricted Stock Awards Outstanding under Bluegreen’s Stock Incentive Plans

Upon consummation of the merger, each of Bluegreen’s stock incentive plans currently in effect will be assumed by BFC, and each option granted thereunder by Bluegreen to purchase shares of its Common Stock that is outstanding and unexercised immediately prior to the effective time of the merger will be assumed by BFC and converted into an option to purchase shares of BFC’s Class A Common Stock. The number of shares of BFC’s Class A Common Stock which may be purchased upon exercise of the new option will be equal to eight times the number of shares of Bluegreen’s Common Stock which, immediately prior to the effective time of the merger, were purchasable upon exercise of the original option, and the exercise price per share of BFC’s Class A Common Stock under the new option will be equal to 1/8 of the exercise price per share of Bluegreen’s Common Stock in effect under the original option immediately prior to the effective time of the merger (but in each case subject to ratable adjustment to reflect the reverse stock split and any other similar transaction involving BFC’s Class A Common Stock). In addition, at the effective time of the merger, each outstanding restricted stock award issued under Bluegreen’s stock incentive plans and outstanding immediately prior to the effective time of the merger will be assumed by BFC and converted into a restricted stock award of shares of BFC’s Class A Common Stock. Each new restricted stock award will have the same terms, conditions and restrictions as the original restricted stock award, but the number of shares of BFC’s Class A Common Stock underlying the restricted stock award will be equal to eight times the number of shares of Bluegreen’s Common Stock which were covered by the restricted stock award immediately prior to the effective time of the merger (subject to ratable adjustment to reflect the reverse stock split and any other similar transaction involving BFC’s Class A Common Stock).

Procedures for Exchange of Certificates

The merger agreement contemplates that, as promptly as practicable following the effective time of the merger, but in no event later than three business days after the effective time of the merger, BFC will instruct the exchange agent for the merger to mail to each record holder of Bluegreen’s Common Stock immediately prior to the effective time of the merger (other than BFC and holders of Bluegreen’s Common Stock who have exercised and perfected their appraisal rights) a letter of transmittal and instructions for surrendering and exchanging the record holder’s certificates representing shares of Bluegreen’s Common Stock. The merger agreement provides that, upon surrender of such stock certificates for exchange to the exchange agent, together with a duly signed letter of transmittal and such other customary documents as may be required, the holder of Bluegreen’s Common Stock certificates will be entitled to receive, and the exchange agent will deliver to such holder, (i) certificates representing the number of shares of BFC’s Class A Common Stock to which such holder is entitled and (ii) with respect to such shares, any dividends or other distributions declared or paid on shares of BFC’s Class A Common Stock after the effective time of the merger.

After the effective time of the merger, all holders of certificates representing shares of Bluegreen’s Common Stock that were outstanding immediately prior to the effective time of the merger will cease to have any rights as shareholders of Bluegreen, and until such certificates are surrendered, each such certificate (other than those representing shares of Bluegreen’s Common Stock owned by BFC or Bluegreen, which will be cancelled in connection with the merger, and by holders of Bluegreen’s Common Stock who exercise and perfect their appraisal rights) will evidence only the right to receive the merger consideration and, with respect to the shares of BFC’s Class A Common Stock issuable upon surrender of such certificate, any dividends or other distributions declared or paid on shares of BFC’s Class A Common Stock after the effective time of the merger.

If any certificate representing shares of Bluegreen’s Common Stock has been lost, stolen or destroyed, as a condition to the delivery of the merger consideration in exchange therefor, the owner of such certificate must deliver an affidavit in form and substance reasonably satisfactory to BFC and the exchange agent claiming that such certificate has been lost, stolen or destroyed and, if requested by BFC, post a bond in such amount as BFC may reasonably direct as indemnity against any claim that may be made with respect to that certificate.

Certificates representing shares of Bluegreen’s Common Stock should be surrendered for exchange only pursuant to the instructions to be mailed to holders of such certificates by the exchange agent following the effective time of the merger. In all cases, the certificates representing shares of BFC’s Class A Common Stock and dividends or other distributions declared or paid on shares of BFC’s Class A Common Stock after the effective time of the merger will be delivered only in accordance with the procedures set forth in the letter of transmittal and exchange instructions provided by the exchange agent.

The merger agreement contemplates that the exchange agent will deliver to BFC any certificates representing shares of BFC’s Class A Common Stock and any funds which have not been disbursed to holders of certificates representing shares of Bluegreen’s Common Stock within nine months after the effective time of the merger. Any holders of certificates representing shares of Bluegreen’s Common Stock (other than those representing shares of Bluegreen’s Common Stock owned by BFC or Bluegreen, which will be cancelled in connection with the merger, and by holders of Bluegreen’s Common Stock who exercise and perfect their appraisal rights) who have not surrendered such certificates in compliance with the above-described procedures may thereafter look only to BFC for certificates representing shares of BFC’s Class A Common Stock and any dividends or distributions with respect to such shares. If any certificate representing shares of Bluegreen’s Common Stock (other than those representing shares of Bluegreen’s Common Stock owned by BFC or Bluegreen, which will be cancelled in connection with the merger, and by holders of Bluegreen’s Common Stock who exercise and perfect their appraisal rights) are not surrendered prior to the date that is seven years after the effective time of the merger (or immediately prior to such earlier date on which any merger consideration would otherwise escheat to, or become the property of, any governmental entity), any certificates representing shares of BFC’s Class A Common Stock and dividends or distributions with respect thereto that the holder of the certificate representing shares of Bluegreen’s Common Stock would otherwise have been entitled to receive will, to the extent permitted by applicable law, become the property of BFC, free and clear of all claims or interest.

Conditions to Consummation of the Merger

Each of BFC and Bluegreen is required to consummate the merger only if specific conditions are satisfied, including the following:

•	the approval by BFC’s shareholders of the merger and the reverse stock split and the approval by Bluegreen’s shareholders of the merger agreement;

•	BFC effecting the reverse stock split;

•	BFC’s Class A Common Stock being listed on a national securities exchange at the effective time of the merger;

•	the absence of any legal restraints or prohibitions preventing the completion of the merger or litigation or other proceeding seeking to enjoin or prohibit the merger;

•

the declaration by the SEC that the registration statement of which this joint proxy statement/prospectus is a part is effective and the absence of any stop order or proceeding, initiated or threatened in writing by the SEC, suspending or threatening to suspend such effectiveness;

•

the receipt of all consents, approvals, assignments and authorizations reasonably necessary to consummate the merger and continue in full force and effect certain material contracts to which Bluegreen is a party; and

•

the receipt by BFC and Bluegreen from Stearns Weaver of an opinion, dated as of the effective date of the merger, stating that the merger will be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.

The obligation of Bluegreen to consummate the merger is subject to the satisfaction at or prior to the closing of the merger of the following additional conditions:

•	the representations and warranties of BFC contained in the merger agreement being true and correct, subject to certain materiality qualifications;

•	the performance in all material respects by BFC of all obligations required to be performed by it under the merger agreement;

•

the delivery by BFC to Bluegreen of a certificate, dated as of the effective date of the merger and signed by the chief executive officer and chief financial officer of BFC, certifying the satisfaction of each of the two foregoing conditions; and

•	the fairness opinion of Cassel Salpeter, the financial advisor to Bluegreen’s special committee, not being withdrawn, revoked or materially modified.

The obligation of BFC to consummate the merger is subject to the satisfaction at or prior to the closing of the merger of the following additional conditions:

•	the representations and warranties of Bluegreen contained in the merger agreement being true and correct, subject to certain materiality qualifications;

•	the performance in all material respects by Bluegreen of all obligations required to be performed by it under the merger agreement;

•

the delivery by Bluegreen to BFC of a certificate, dated as of the effective date of the merger and signed by the chief executive officer and chief financial officer of Bluegreen, certifying the satisfaction of each of the two foregoing conditions;

•	the fairness opinion of JMP Securities, the financial advisor to BFC’s board of directors, not being withdrawn, revoked or materially modified; and

•

holders of not more than 10% of the outstanding shares of Bluegreen’s Common Stock duly and validly exercising, or remaining entitled to exercise immediately prior to the effective time of the merger, their appraisal rights in accordance with the MBCA.

In addition, certain of Bluegreen’s outstanding facilities with Wells Fargo and Resort Finance America, LLC, which had an aggregate outstanding balance of approximately $24.1 million at September 30, 2011, require the prior consent of the lenders to the merger. Bluegreen intends to either obtain such consents or seek refinancing of the outstanding indebtedness.

Notwithstanding the foregoing, to the extent permitted by applicable law, the board of directors of either BFC or Bluegreen may, in its sole discretion, choose to waive any of the conditions to consummation of the merger and choose to proceed to closing notwithstanding the fact that any such condition has not been fulfilled, provided that the requirement that BFC’s Class A Common Stock be listed on a national securities exchange may not be waived. No shareholder vote will be required in connection with the waiver of a closing condition.

As the exchange ratio was agreed upon without regard to BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T and its positive impact on BFC, consummation of the merger is not conditioned upon the closing of such sale, and any change to BFC, the market price of BFC’s Class A Common Stock or BFC’s financial condition by reason of such sale not being completed on the contemplated terms, or at all, will not be deemed to constitute a material adverse change under the terms of the merger agreement. In addition, the closing of Bluegreen’s proposed sale of substantially all of the assets comprising Bluegreen Communities to Southstar is not a condition precedent to the merger.

As previously described, BFC has received confirmation from the Federal Reserve that the Federal Reserve has not identified any material supervisory concerns with respect to the proposed merger; however, the Federal Reserve may, in its discretion, decide to reconsider its position in the event of, among other things, a change in the terms or conditions of the transaction.

Representations and Warranties

The merger agreement contains customary representations and warranties of each of BFC and Bluegreen, including representations and warranties relating to, among other things:

•	organization, good standing, active status and similar matters;

•	capitalization;

•	due authorization, execution, delivery and enforceability of the merger agreement;

•	absence of conflicts with each such party’s governing documents, applicable laws and contracts;

•	documents filed with the SEC, including financial statements, compliance with applicable SEC filing requirements and accuracy of information contained in such documents;

•

absence of any event or occurrence of any condition since June 30, 2011 that (i) has had or could reasonably be expected to have a material adverse effect with respect to such party, (ii) could reasonably be expected to render any of the representations and warranties of such party contained in the merger agreement incorrect or untrue as of the effective time of the merger or (iii) would result in a violation of the covenants of such party contained in the merger agreement had such event or condition occurred after the date of the merger agreement;

•	filing of tax returns and payment of taxes;

•	material contracts, and the enforceability of such contracts;

•	pending or threatened litigation;

•	engagement and payment of fees of brokers and finders;

•	accuracy of information supplied by such party in connection with this joint proxy statement/prospectus and the registration statement of which it is a part;

•	the qualification of the merger as a “reorganization” under Section 368(a) of the Code;

•	the receipt of fairness opinions from BFC’s and Bluegreen’s respective financial advisors;

•	accuracy and sufficiency of information contained in the merger agreement;

•	compliance with laws;

•	related party transactions;

•	insurance;

•	compliance with the Sarbanes-Oxley Act of 2002;

•	certain business practices;

•	employee benefit plans; and

•	labor and employment matters.

Conduct of Business by BFC and Bluegreen Prior to Consummation of the Merger

BFC and Bluegreen have each agreed that, during the period from the date of the merger agreement to the earlier of the consummation of the merger and the termination of the merger agreement, except as expressly contemplated by the merger agreement (such as actions which may be taken by Bluegreen with respect to the proposed sale of substantially all of the assets comprising Bluegreen Communities, and actions which may be taken by BFC with respect to BankAtlantic Bancorp’s proposed sale of BankAtlantic) or consented to in writing by BFC or Bluegreen, as the case may be, each of BFC and Bluegreen will not, among other things:

•

conduct its business in a manner that is not consistent with its ordinary course of business and past practice or in a manner that would cause it to default under certain material contracts to which it is a party;

•	change or amend its governing documents (except that BFC may amend its Amended and Restated Articles of Incorporation and Bylaws as described in this joint proxy statement/prospectus);

•	divide, combine or reclassify any of its capital stock or otherwise make any changes in its capital structure (except for the reverse stock split);

•	declare, pay or set aside for payment any dividend or other distribution in respect of its capital stock, except as consistent with past practice;

•	adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	engage in any action that could reasonably be expected to cause the merger to fail to qualify as a “reorganization” under Section 368(a) of the Code;

•	take any action that would cause its representations and warranties contained in the merger agreement to be untrue in any material respect;

•	take any action that would reasonably be likely to materially delay the merger; or

•	agree to take, or make any commitment to take, any of the foregoing actions.

In addition, Bluegreen has agreed that, during the period from the date of the merger agreement to the earlier of the consummation of the merger and the termination of the merger agreement, except as expressly contemplated by the merger agreement or consented to in writing by BFC, Bluegreen will not:

•

issue, sell, or grant any shares of its capital stock (except shares of Bluegreen’s Common Stock to be issued upon exercise of options which are outstanding on the date of the merger agreement or to the extent required under the terms and conditions of Bluegreen’s shareholder rights plan); or

•

issue, sell or grant any options, warrants, or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any shares of its capital stock or rights or obligations convertible into or exchangeable for any such shares of capital stock, except in the ordinary course of business consistent with past practices.

BFC has also agreed that, during the period from the date of the merger agreement to the earlier of the consummation of the merger and the termination of the merger agreement, except as expressly contemplated by the merger agreement or consented to in writing by Bluegreen, BFC will not cause its directors’ and officers’ liability insurance policy, and any excess liability policy related thereto, to be canceled, terminated or otherwise not be renewed or replaced with at least an equivalent amount of coverage and on other terms no less favorable to BFC and its officers and directors.

Other Covenants and Agreements

The merger agreement contains other covenants and agreements relating to the period of time between the date of the merger agreement and the earlier of the consummation of the merger and the termination of the merger agreement, whereby each of BFC and Bluegreen has agreed to, among other things:

•

give prompt notice to the other party of (i) any event known to such party which has or is reasonably likely to have a material adverse effect on such party, (ii) any event or circumstance that constitutes or could reasonably be expected to constitute a breach of any of the representations, warranties or covenants of such party contained in the merger agreement or (iii) any event or circumstance which could materially and adversely affect such party’s ability to satisfy the conditions to the merger;

•

provide the other party and its subsidiaries, agents and authorized representatives with reasonable access during regular business hours to the properties of such party and make its directors, management and other employees, agents and authorized representatives (including counsel and independent public accountants) available to confer with the other party and its agents and authorized representatives at reasonable times and upon reasonable request;

•

disclose and make available to the other party, and cause its agents and authorized representatives to disclose and make available to the other party, all books, papers and records relating to the assets, properties, operations, obligations and liabilities of such party, and to maintain the confidentiality of such information, except as otherwise required by law;

•

consult with the other party before issuing, and provide the other party with the opportunity to review, comment upon and approve, subject to applicable law, regulation or stock exchange rules, any press release or other public announcement with respect to the merger;

•

use its reasonable efforts in good faith to take or cause to be taken as promptly as practicable all reasonable actions within its control to cause the conditions precedent to its obligations to consummate the merger to be fulfilled, including to obtain all consents and approvals required in connection with the consummation of the transactions contemplated by the merger agreement;

•

hold a meeting of its shareholders as promptly as reasonably practicable after the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part and use its reasonable efforts in good faith to secure the required vote or consent of its shareholders;

•

use its reasonable efforts in good faith (i) to cause the merger to qualify as a “reorganization” under Section 368(a) of the Code and (ii) not to permit or cause any of its affiliates or subsidiaries to take any action or cause any action to be taken which would cause the merger to fail to so qualify as a “reorganization” under Section 368(a) of the Code;

•	use its commercially reasonable efforts in good faith to cause to be delivered to the other party reasonable and customary comfort letters from its independent accountant; and

•	cooperate and consult with the other party, to the fullest extent possible, in connection with any shareholder litigation against it or any of its directors or officers with respect to the merger.

In addition, between the date of the merger agreement and the earlier of the consummation of the merger and the termination of the merger agreement, BFC has agreed to, among other things:

•

prepare and file with the SEC, with Bluegreen’s assistance, the registration statement of which this joint proxy statement/prospectus is a part and use all commercially reasonable efforts in good faith to cause the registration statement to become effective as promptly as practicable after filing and to maintain such effectiveness until all of the shares of BFC’s Class A Common Stock to be issued in connection with the merger have been issued and distributed;

•	effect the reverse stock split;

•	take all commercially reasonable actions necessary to cause its Class A Common Stock to be listed on a national securities exchange at the effective time of the merger;

•	take any action required under applicable federal or state securities laws in connection with the issuance of the shares of BFC’s Class A Common Stock in connection with the merger; and

•	take such actions as may be necessary to cause its shareholder rights plan to be inapplicable to the merger.

Further, between the date of the merger agreement and the earlier of the consummation of the merger and the termination of the merger agreement, Bluegreen has agreed to, among other things:

•

discontinue the sale or contribution (for any applicable period not commenced as of the date of the merger agreement) of Bluegreen’s Common Stock pursuant to any of Bluegreen’s employee benefit plans which are subject to Section 401(a) of the Code; and

•	take such actions as may be necessary to cause the shareholder rights plan to be inapplicable to the merger and to be terminated in connection with the consummation of the merger.

No Solicitation

The merger agreement provides that, from and after the date of the merger agreement until the effective time of the merger, without the prior written consent of the other company, and subject to the rights described under “Superior Proposal” below, neither BFC nor Bluegreen will, and neither company will permit its directors, officers, employees, investment bankers, attorneys, accountants or other representatives, agents or affiliates to, directly or indirectly:

•	solicit, initiate or knowingly encourage any “acquisition proposal” or any inquiries or proposals that could reasonably be expected to lead to any “acquisition proposal”;

•

engage in negotiations or discussions concerning, or provide any non-public information to any person in connection with, any “acquisition proposal” or under circumstances that could reasonably be expected to result in an “acquisition proposal”; or

•	agree to, approve, recommend or otherwise endorse or support any “acquisition proposal.”

As defined in the merger agreement, the term “acquisition proposal” means, other than the merger (or any modification thereof or proposal relating thereto) or any proposal relating to a transaction involving solely the Bluegreen Communities business unit, any proposal relating to a possible:

•	merger, consolidation, share exchange, business combination or similar transaction involving BFC or Bluegreen or any of its subsidiaries;

•

sale, lease, exchange, transfer or other disposition (other than sales of inventory in the ordinary course of business consistent with past practices), directly or indirectly, by merger, consolidation, share exchange or otherwise (whether in one or more transactions), of all or substantially all of the assets of Bluegreen and its subsidiaries on a consolidated basis or BFC and its subsidiaries on a consolidated basis;

•	liquidation, dissolution, recapitalization or other similar type of transaction involving BFC or Bluegreen or any of its subsidiaries;

•

tender or exchange offer for ten percent or more of the outstanding shares of Bluegreen’s Common Stock or BFC’s Class A Common Stock and Class B Common Stock (in the aggregate) or other transaction with Bluegreen or BFC in which any person or group shall acquire or have the right to acquire beneficial ownership of ten percent or more of the outstanding shares of Bluegreen’s Common Stock or BFC’s Class A Common Stock and Class B Common Stock (in the aggregate); or

•	transaction which is similar in form, substance or purpose to any of the foregoing transactions.

The merger agreement further provides that, with respect to an acquisition proposal, Bluegreen or BFC, as the case may be, will:

•

notify the other company immediately, and in any event within one business day, if (i) an “acquisition proposal” is made or is modified in any material respect (including, without limitation, any written material provided by the offeror, the principal terms and conditions of any such “acquisition proposal” or modification thereto and the identity of the offeror), in which case Bluegreen or BFC will provide a copy of the “acquisition proposal” concurrently with such notice or (ii) if either of them furnishes non-public information to, or enters into discussions or negotiations with, any third party with respect to an “acquisition proposal”;

•

as promptly as practicable, advise the other company orally and in writing of any request for information that could reasonably be expected to lead to an “acquisition proposal” as well as the material terms and conditions of such request or inquiry and keep the other company informed in all material respects of the status of any such request or inquiry; and

•

provide the other company with prior telephonic (promptly confirmed in writing) or written notice of any board of directors or committee meeting (including, in the case of Bluegreen, Bluegreen’s special committee) at which an “acquisition proposal” is expected or could reasonably be expected to be considered, together with a copy of the documentation relating to such “acquisition proposal” to the extent such documentation is then available (and otherwise provide such documentation as soon as available).

Superior Proposal

The merger agreement provides that, notwithstanding the restrictions described above, if at any time prior to the effective time of the merger, any third party submits to BFC’s board of directors or Bluegreen’s special committee or board of directors an unsolicited, bona fide, written “acquisition proposal” not resulting from a breach of the “no solicitation” provisions of the merger agreement, and BFC’s board of directors or Bluegreen’s special committee or board of directors, as the case may be, reasonably determines in good faith, (i) after consultation with their financial, legal and other advisors, that such “acquisition proposal” will result in, or upon further discussion with or due diligence by such third party could reasonably be expected to constitute or result in, a “superior proposal” and (ii) after consultation with their legal advisors, that the failure to take the following actions may be inconsistent with the fiduciary duties of directors under applicable law, then BFC or Bluegreen, as the case may be, may:

•

furnish information about its business to such third party under protection of an appropriate confidentiality agreement containing customary limitations on the use and disclosure of all non-public written or oral information furnished to such third party, provided that Bluegreen contemporaneously furnishes to BFC or BFC contemporaneously furnishes to Bluegreen, as the case may be, all the non-public information furnished to such third party; and

•	negotiate and participate in discussions with such third party with respect to the “acquisition proposal.”

As defined in the merger agreement, the term “superior proposal” means any unsolicited, bona fide, written “acquisition proposal” for consideration consisting of cash (not subject to a financing contingency) and/or securities, and otherwise on terms which BFC’s board of directors or Bluegreen’s special committee or board of directors, as the case may be, determines, after consultation with their legal, financial and other advisors, are more favorable to the respective company’s shareholders from a financial point of view than the merger, taking into account the ability of the offeror to consummate the superior proposal on substantially the terms proposed.

Nothing contained in the merger agreement prohibits BFC or Bluegreen from taking, and disclosing to its shareholders, a position required by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act.

Change of Recommendation

The merger agreement provides that the board of directors of Bluegreen and BFC may withhold, withdraw, modify or change its recommendation of the advisability of the merger or approve or recommend to the applicable company’s shareholders a superior proposal if, after the date of the merger agreement and prior to the effective time of the merger, the company receives a “superior proposal” not in violation of the “no solicitation” provisions of the merger agreement and BFC’s board of directors or Bluegreen’s special committee or board of directors, as the case may be, determines, in good faith and after consultation with their legal, financial and other advisors, that the failure to do so would be inconsistent with the fiduciary duties owed by directors under applicable law. In the case of such an event, Bluegreen or BFC, as the case may be, must provide the other company with at least two business days prior written notice stating its intention to take such actions, and such notice must include the principal terms and conditions of the “superior proposal” and the identity of the offeror.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger by the mutual written consent of Bluegreen and BFC. In addition, the merger agreement may be terminated by Bluegreen or BFC under certain circumstances, including if:

•	the merger has not been consummated by June 30, 2012 or, provided the companies are proceeding in good faith to consummate the merger, September 30, 2012;

•	all required shareholder approvals are not obtained;

•	any order, decree, ruling or other judgment issued by any court or other governmental entity prohibiting the consummation of the merger is in effect and has become final and nonappealable;

•	any law is enacted which makes the consummation of the merger illegal;

•

after complying with the “no solicitation” provisions of the merger agreement, BFC’s board of directors or Bluegreen’s special committee or board of directors determines to approve or recommend a “superior proposal” or withholds or withdraws its recommendation of the merger in a manner adverse to the other company; or

•	any other condition to closing of the merger under the merger agreement is not satisfied or, to the extent permitted by applicable law, waived at the effective time of the merger.

The merger agreement also may be terminated by Bluegreen if:

•

BFC breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach is incapable of being cured or is not cured within 15 days following the giving of written notice to BFC and which breach or failure to perform would result in the failure of a condition to Bluegreen’s obligation to consummate the merger; or

•	Cassel Salpeter, the financial advisor to Bluegreen’s special committee, withdraws, revokes, annuls or materially modifies its fairness opinion.

The merger agreement also may be terminated by BFC if:

•

Bluegreen breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach is incapable of being cured or is not cured within 15 days following the giving of written notice to Bluegreen and which breach or failure to perform would result in the failure of a condition to BFC’s obligation to consummate the merger;

•	JMP Securities, the financial advisor to BFC’s board of directors, withdraws, revokes, annuls or materially modifies its fairness opinion; or

•

a tender offer or exchange offer for ten percent or more of the outstanding shares of Bluegreen’s Common Stock is commenced or a registration statement or statement on Schedule TO with respect thereto is filed (other than by BFC or certain of its affiliates) and the board of directors of Bluegreen, notwithstanding its obligations under the merger agreement, recommends that the shareholders of Bluegreen tender their shares in such tender or exchange offer or publicly announces its intention to take no position with respect to such tender offer.

Neither BFC nor Bluegreen is required to pay a fee to the other company in the event the merger agreement is terminated, including in the event of a termination resulting from BFC’s board of directors or Bluegreen’s special committee or board of directors determining to approve or recommend a “superior proposal” or withholding or withdrawing its recommendation of the merger, in each case after complying with the “no solicitation” provisions of the merger agreement. In addition, neither company will be subject to any liability in the event the merger agreement is terminated, except in the case of a termination relating to a breach by that company of the provisions of the merger agreement.

Expenses

All fees and expenses incurred in connection with the merger will be paid by the party incurring such fees or expenses, except that BFC and Bluegreen have each agreed to share equally all expenses incurred in connection with the printing, mailing and filing with the SEC of this joint proxy statement/prospectus and the registration statement of which this joint proxy statement/prospectus is a part as well as all payments and reimbursements to be made to the information agent for the merger.

Indemnification and Insurance

The merger agreement provides that the Surviving Company will indemnify, defend and hold harmless each present and former director and officer of Bluegreen for each such director’s and officer’s liabilities with respect to acts or omissions occurring prior to the effective time of the merger, to the same extent as provided for under the MBCA and in Bluegreen’s Restated Articles of Organization or Amended and Restated Bylaws.

The merger agreement also provides that, for six years after the effective time of the merger, the Surviving Company will maintain or cause to be maintained in effect the current policies of directors’ and officers’ and in-house counsel liability insurance maintained by Bluegreen or a substitute policy of at least the same coverage and amount as, and containing terms and conditions which are substantially no less advantageous than, the Bluegreen policy, in each case, with respect to claims arising from facts or events which occurred before the effective time of the merger. Alternatively, the Surviving Company may obtain single limit tail coverage providing at least the same coverage and amount as, and containing terms and conditions which are substantially no less advantageous than, the Bluegreen policy for such six-year period with respect to claims arising from facts or events which occurred before the effective time of the merger, in which event and upon the request of BFC, Bluegreen shall purchase such coverage immediately prior to the consummation of the merger.

Amendment and Waiver

The merger agreement may be amended or modified, in whole or in part, at any time only by a writing signed by BFC and Bluegreen. However, except as may be required by applicable law, prior to the effective time of the merger, any consent, waiver or other determination to be made, or action to be taken, by Bluegreen under the merger agreement will be made or taken only upon the approval of the Bluegreen special committee.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

General

The unaudited pro forma condensed consolidated financial statements contained on the following pages present the pro forma consolidated financial position and results of operations of BFC, with Bluegreen as its wholly-owned subsidiary, after giving effect to (i) the merger and (ii) both the merger and BankAtlantic Bancorp’s currently proposed transaction involving the sale of BankAtlantic to BB&T pursuant to the terms of the stock purchase agreement entered into between BankAtlantic Bancorp and BB&T on November 1, 2011 (such transaction is sometimes referred to within this joint proxy statement/prospectus as the “proposed sale of BankAtlantic”). Set forth below is a detailed discussion of the proposed transaction between BankAtlantic Bancorp and BB&T, including information relating to the transaction upon which the unaudited pro forma condensed consolidated financial statements contained on the following pages were prepared.

Information Regarding the Proposed Sale of BankAtlantic

The proposed sale of BankAtlantic to BB&T is considered a “probable significant disposition” and, under the terms of the stock purchase agreement, will be effected through BB&T’s purchase from BankAtlantic Bancorp of all of the shares of capital stock of BankAtlantic owned by BankAtlantic Bancorp. These shares had a net book value of approximately $306.1 million as of September 30, 2011. Under the terms of the stock purchase agreement (and subject to the adjustments described below), the purchase price reflects a deposit premium (estimated based on September 30, 2011 balances to be $300.9 million) as well as the net asset value of BankAtlantic at the time of closing, as calculated in accordance with the terms of the stock purchase agreement. The estimated premium represents 9.05% of total deposits and 10.32% of non-CD deposits of BankAtlantic at September 30, 2011, and will be increased or decreased at closing by 10.32% of the amount by which the average daily closing balance of non-CD deposits during the ten business day period ending on the business day immediately preceding the closing exceeds or is less than $2.915 billion, provided the premium will not exceed $315.9 million. The premium will result in a gain which is reflected on the unaudited pro forma condensed consolidated balance sheet as of September 30, 2011 as an increase in BankAtlantic Bancorp’s stockholders’ equity as of that date.

Prior to the sale of the stock of BankAtlantic to BB&T, BankAtlantic will distribute to BankAtlantic Bancorp one or more wholly owned subsidiaries owning specifically identified assets, including certain performing and non-performing loans and tax certificates, real estate owned and related reserves as well as previously written off assets, which in the aggregate were recorded on the balance sheet of BankAtlantic at approximately $623.6 million as of September 30, 2011 (such assets are sometimes hereinafter collectively referred to as the “Retained Assets”). If the transaction had been consummated on September 30, 2011, the book value, net of certain liabilities, of the Retained Assets would have been approximately $606.9 million.

Under the terms of the stock purchase agreement, any difference between the net book value of the Retained Assets and the purchase price at the time of closing will be paid in cash. If the difference is a positive number it will be paid by BB&T to BankAtlantic Bancorp. If the difference is a negative number, it will be paid by BankAtlantic Bancorp to BB&T.

The following table summarizes the total assets and liabilities of BankAtlantic as of September 30, 2011 and separately identifies the Retained Assets and the assets to be sold to BB&T, in each case as if the transaction had closed on September 30, 2011.

	As of September 30, 2011
	(Retained Assets)
	BankAtlantic
(in thousands)	BankAtlantic	Bancorp	BB&T
ASSETS
Total loans	$2,581,028	509,455	2,071,573
Tax certificates	56,268	13,788	42,480
FHLB Stock	25,223	—	25,223
Securities available for sale	84,478	—	84,478
Real estate owned	83,360	83,360	—
Property and equipment	142,591	3,613	138,978
Other assets	60,178	1,698	58,480
Cash and due from banks	673,922	11,673	662,249

Total assets	$3,707,048	623,587	3,083,461

LIABILITIES AND EQUITY
Non-certificate of deposits	2,915,154	—	2,915,154
Certificates of deposit	409,167	—	409,167

Total deposits	3,324,321	—	3,324,321
Borrowings	22,960		22,960
Other liabilities	53,700	16,669	37,031

Total liabilities	3,400,981	16,669	3,384,312
Equity (1)	306,067	606,918	(300,851)

Total liabilities and equity	$3,707,048	623,587	3,083,461

(1)	The BB&T negative equity represents the purchase premium of 10.32% of non-CD deposits.

BankAtlantic is currently comprised of five components: Community Banking; Commercial Lending; Tax Certificates; Investments; and Capital Services. The sale of BankAtlantic under the terms of the stock purchase agreement includes all of the operations and assets of the Community Banking component (other than approximately $65 million of Retained Assets related to such component) and the Investments component. As a result, if the transaction is consummated, BankAtlantic Bancorp will no longer be a unitary savings and loan holding company. Further, BankAtlantic Bancorp will be restricted under the terms of the stock purchase agreement from engaging in activities relating to deposit-taking operations within Florida for three years, and BankAtlantic Bancorp does not intend to continue the operations of the Investments component. Accordingly, BankAtlantic Bancorp determined that, other than with respect to the $65 million of Retained Assets related to the Community Banking component, the Investments component and the Community Banking component, which represents BankAtlantic’s deposit-taking operations, meet the criteria for being reported as discontinued operations. BankAtlantic Bancorp intends to continue the operating activities of the Commercial Lending, Tax Certificates and Capital Services components following the closing of the transaction. Therefore, although certain assets of these components will be transferred to BB&T in connection with the transaction, BankAtlantic Bancorp’s management determined that the results of these components should continue to be presented as continuing operations.

Closing of the transaction is subject to the receipt of all required regulatory approvals and other closing conditions, including the favorable resolution of pending litigation seeking to enjoin the transaction. See the section of this joint proxy statement/prospectus entitled “Information About BFC — Legal Proceedings — BankAtlantic Bancorp and its Subsidiaries” for information regarding this litigation. Following the closing of the transaction, BankAtlantic Bancorp expects to focus its operations on managing the Retained Assets, including, but not limited to, renewing, modifying, increasing, extending, refinancing and making protective advances with respect to the Retained Assets, as well as specialty finance, commercial and other lending, tax certificate investment and other permitted business activities, such as collection and restructuring activities with respect to the judgments and claims held by it.

Information Regarding the Unaudited Pro Forma Condensed Consolidated Financial Statements

The unaudited pro forma condensed consolidated financial statements contained on the following pages are intended to reflect the impact on BFC of the merger and the sale of BankAtlantic. The unaudited pro forma condensed consolidated balance sheet as of September 30, 2011 was prepared as if the transactions had been consummated on September 30, 2011. The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2009 and 2008 reflect the reclassification of the results of operations of BankAtlantic’s Community Banking component (excluding the results of operations of the Retained Assets related to such component) and Investments component into discontinued operations. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2010 and the nine months ended September 30, 2011 and 2010 were prepared as if the merger and the proposed sale of BankAtlantic were each consummated on January 1, 2010 and reflect the elimination of the assets related to BankAtlantic’s Commercial Lending, Tax Certificates and Capital Services components which are to be sold to BB&T as if these assets were sold on January 1, 2010 as well as the reclassification of the results of operations of BankAtlantic’s Community Banking component (excluding the results of operations of the Retained Assets related to such component) and Investments component into discontinued operations.

The unaudited pro forma condensed consolidated financial statements are provided for illustrative purposes only. In preparing the unaudited pro forma condensed consolidated financial statements, specific adjustments and assumptions related to the merger and the sale of BankAtlantic were made. The adjustments are based upon information available to BFC’s management as of the date of this joint proxy statement/prospectus, and the assumptions are those that BFC’s management believes are reasonable under circumstances existing as of the date of this joint proxy statement/prospectus. However, actual adjustments may differ materially from those made in connection with the preparation of the unaudited pro forma condensed consolidated financial statements. Further, adjustments for expected cost savings, alternative strategies and courses of action related to a change in management practices and operating decisions which may result from the transactions have been excluded from the unaudited pro forma condensed consolidated financial statements. As a result of the foregoing and other factors, many of which may be beyond the control of BFC and Bluegreen, the unaudited pro forma condensed consolidated financial statements do not purport to represent what the actual consolidated results of operations or financial position of BFC would have been had the transactions been completed on the dates assumed, nor should they be relied on as being indicative of the future consolidated results of operations or financial position of BFC in the event the transactions are completed in the future.

The unaudited pro forma condensed consolidated financial statements are based upon, have been developed from, and should be read in conjunction with, the historical consolidated financial statements of BFC and Bluegreen included in this joint proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of September 30, 2011

	BFC Historical	Pro Forma Adjustments Bluegreen Merger (1)		Pro Forma for Bluegreen Merger Only	BankAtlantic Historical (6)	Assets Retained from BankAtlantic (7)	Pro Forma Adjustments Related to BankAtlantic Transaction		Pro Forma Combined for Bluegreen Merger and BankAtlantic Transaction
	(In thousands, except for share data)
ASSETS
Cash and due from other banks	$748,092	(800	)(5)	747,292	(673,922)	11,673	(2,170	)(8)	82,873
Investments	179,909	—		179,909	(165,968)	13,788	—		27,729
Loans receivable and loans held for sale	2,585,518	—		2,585,518	(2,581,028)	509,455	7,221	(10)	521,166
Notes receivable	534,400	—		534,400	—	—	—		534,400
Inventory	235,401	—		235,401	—	—	—		235,401
Real estate owned	92,751	—		92,751	(83,360)	83,360	—		92,751
Properties and equipment, net	202,017	—		202,017	(142,591)	3,613	6,596	(10)	69,635
Goodwill and intangible assets, net	86,741	—		86,741	(13,670)	—	(7,655	)(10)	65,416
Assets held for sale from discontinued operations	30,250	—		30,250	—	—	—		30,250
Other assets	191,760	—		191,760	(46,509)	1,698	—		146,949

Total assets	$4,886,839	(800)		4,886,039	(3,707,048)	623,587	3,992		1,806,570

LIABILITIES AND EQUITY
Liabilities:
Deposits	3,321,779	—		3,321,779	(3,324,321)	—	2,542	(8)	—
Receivable-backed notes payable	495,518	—		495,518	—	—	—		495,518
Notes and mortgage notes payable and other borrowings	165,101	—		165,101	(22,960)	—	44,292	(9)	186,433
Junior subordinated debentures	473,396	—		473,396	—	—	(44,292	)(9)	429,104
Deferred income taxes, net	22,424	—		22,424	—	—	—		22,424
Deferred gain on debt settlement	29,875	—		29,875	—	—	—		29,875
Other liabilities	176,932	—		176,932	(53,700)	16,669	—		139,901

Total liabilities	4,685,025	—		4,685,025	(3,400,981)	16,669	2,542		1,303,255

Commitments and contingencies
Preferred Stock of $.01 par value: authorized—10,000,000 shares: Redeemable 5% Cumulative Preferred Stock — $.01 par value; authorized 15,000 shares issued and outstanding 15,000 shares with redemption value of $1,000 per share	11,029	—		11,029	—	—	—		11,029

Equity:
Class A Common Stock of $.01 par value, authorized 150,000,000 shares; issued and outstanding 68,521,497 in 2011, pro forma 185,094,089(4)	685	1,166	(2)	1,851	—	—	—		1,851
Class B Common Stock of $.01 par value, authorized 20,000,000 shares; issued and outstanding 6,859,751 in 2011(4)	69	—		69	—	—	—		69
Additional paid-in capital	230,571	39,889	(2)(3)	270,460	(609,392)	609,392	—		270,460
Accumulated deficit	(100,769)	(800	)(5)	(101,569)	289,727	11,124	(136,847	)(8)(10)(11)	62,435
Accumulated other comprehensive (loss) income	(11,889)	—		(11,889)	13,663	(13,663)	—		(11,889)

Total BFC shareholders’ equity	118,667	40,255		158,922	(306,002)	606,853	(136,847)		322,926
Noncontrolling interests	72,118	(41,055	)(2)	31,063	(65)	65	138,297	(11)	169,360

Total equity	190,785	(800)		189,985	(306,067)	606,918	1,450		492,286

Total liabilities and equity	$4,886,839	(800)		4,886,039	(3,707,048)	623,587	3,992		1,806,570

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2011

	BFC Historical		Pro Forma Adjustments Bluegreen Merger(1)		Pro Forma for Bluegreen Merger Only		Pro Forma Adjustments Related to BankAtlantic Transaction(5)		Pro Forma Combined for Bluegreen Merger and BankAtlantic Transaction
	(In thousands, except for per share data)
Revenues:
Real Estate and Other
Sales of VOIs and real estate	$131,353		—		131,353		—		131,353
Other resort revenue	53,325		—		53,325		—		53,325
Fee based sales commission and other revenues	53,280		—		53,280		—		53,280
Interest income	66,439		—		66,439		—		66,439

	304,397		—		304,397		—		304,397

Financial Services (6):
Interest income	111,604		—		111,604		(101,946)		9,658
Service charges on deposits	33,423		—		33,423		(33,423)		—
Other service charges and fees	20,206		—		20,206		(20,206)		—
(Loss) gain on sale of Tampa branches	38,622		—		38,622		(38,622)		—
Other	14,239		—		14,239		(14,745)		(506)

	218,094		—		218,094		(208,942	)(6)	9,152

Total revenues	522,491		—		522,491		(208,942)		313,549

Costs and Expenses:
Real Estate and Other
Cost of sales of VOIs and real estate	21,442		—		21,442		—		21,442
Cost of sales of other resort operations	38,149		—		38,149		—		38,149
Interest expense, net	49,604		—		49,604		—		49,604
Selling, general and administrative Expenses	164,069		—		164,069		—		164,069
Other expenses	209		—		209		—		209

	273,473		—		273,473		—		273,473

Financial Services (7):
Interest expense	23,986		—		23,986		(12,430)		11,556
Provision for loan losses	56,422		—		56,422		(40,380)		16,042
Employee compensation and benefits	56,137		—		56,137		(36,622)		19,515
Occupancy and equipment	34,092		—		34,092		(20,895)		13,197
FDIC deposit insurance assessment	7,618		—		7,618		(7,618)		—
Other expenses	51,004		—		51,004		(25,542)		25,462

	229,259		—		229,259		(143,487	)(7)	85,772

Total costs and expenses	502,732		—		502,732		(143,487)		359,245

Gain on settlement of investment in subsidiary	11,305		—		11,305		—		11,305
Equity in earnings from unconsolidated affiliates	2,765		—		2,765		(1,295)		1,470
Other income	1,299		—		1,299		—		1,299

Income (loss) from continuing operations before income taxes	35,128		—		35,128		(66,750)		(31,622)
Less: Provision for income taxes	14,089		—		14,089		—		14,089

Income (loss) from continuing operations	21,039		—		21,039		(66,750)		(45,711)
Less: Net income (loss) attributable to noncontrolling interests from continuing operations	13,574		(12,828	)(2)	746		(30,614	)(8)	(29,868)

Net income (loss) from continuing operations attributable to BFC	$7,465		12,828		20,293		(36,136)		(15,843)

Basic and diluted earnings (loss) per common share from continuing operations attributable to BFC	0.09	(4)			0.10	(4)			(0.09	)(4)
Basic and diluted weighted average number of common shares outstanding(3)	75,381		116,573		191,954				191,954

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2010

	BFC Historical		Pro Forma Adjustments for Bluegreen Merger(1)		Pro Forma for Bluegreen Merger Only		Pro Forma Adjustments Related to BankAtlantic Transaction(5)		Pro Forma Combined for Bluegreen Merger and BankAtlantic Transaction
	(In thousands, except for per share data)
Revenues:
Real Estate and Other									—
Sales of VOIs and real estate	$135,509		—		135,509		—		135,509
Other resort revenue	49,263		—		49,263		—		49,263
Fee based sales commission and other revenues	40,021		—		40,021		—		40,021
Interest income	71,375		—		71,375		—		71,375

	296,168		—		296,168		—		296,168

Financial Services (6):
Interest income	136,441		—		136,441		(124,993)		11,448
Service charges on deposits	45,764		—		45,764		(45,764)		—
Other service charges and fees	22,612		—		22,612		(22,612)		—
Other	12,623		—		12,623		(12,506)		117

	217,440		—		217,440		(205,875	)(6)	11,565

Total revenues	513,608		—		513,608		(205,875)		307,733

Costs and Expenses:
Real Estate and Other
Cost of sales of VOIs and real estate	23,251		—		23,251		—		23,251
Cost of sales of other resort operations	35,930		—		35,930		—		35,930
Interest expense, net	61,010		—		61,010		—		61,010
Selling, general and administrative expenses	172,775		—		172,775		—		172,775

	292,966		—		292,966		—		292,966

Financial Services (7):
Interest expense	30,921		—		30,921		(19,812)		11,109
Provision for loan losses	103,718		—		103,718		(31,474)		72,244
Employee compensation and benefits	74,082		—		74,082		(45,081)		29,001
Occupancy and equipment	40,590		—		40,590		(26,263)		14,327
Impairment of assets held for sale	4,469				4,469		(4,469)		—
FDIC deposit insurance assessment	7,103		—		7,103		(7,103)		—
Other expenses	53,189		—		53,189		(26,228)		26,961

	314,072		—		314,072		(160,430	)(7)	153,642

Total costs and expenses	607,038		—		607,038		(160,430)		446,608

Loss on settlement of investment in subsidiary	(1,135)		—		(1,135)		—		(1,135)
Equity in earnings from unconsolidated affiliates	786		—		786		(719)		67
Other income	2,135		—		2,135		—		2,135

(Loss) income from continuing operations before income taxes	(91,644)		—		(91,644)		(46,164)		(137,808)
Less: Provision for income taxes	5,896		—		5,896		—		5,896

(Loss) income from continuing operations	(97,540)		—		(97,540)		(46,164)		(143,704)
Less: Net loss attributable to noncontrolling interests from continuing operations	(43,078)		(9,976	)(2)	(53,054)		(28,280	)(8)	(81,334)

Net (loss) income from continuing operations attributable to BFC	$(54,462)		9,976		(44,486)		(17,884)		(62,370)

Basic and diluted loss per common share from continuing operations attributable to BFC	(0.73	)(4)			(0.23	)(4)			(0.33	)(4)
Basic and diluted weighted average number of common shares Outstanding(3)	75,379		116,573		191,952				191,952

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2010

	BFC Historical		Pro Forma Adjustments Bluegreen Merger(1)		Pro Forma for Bluegreen Merger Only		Pro Forma Adjustments Related to BankAtlantic Transaction(5)		Pro Forma Combined for Bluegreen Merger and BankAtlantic Transaction
	(In thousands, except for per share data)
Revenues
Real Estate and Other:
Sales of VOIs and real estate	$169,363		—		169,363		—		169,363
Other resorts revenue	65,979		—		65,979		—		65,979
Fee based sales commission and other revenues	55,826		—		55,826		—		55,826
Interest income	93,613		—		93,613		—		93,613

	384,781		—		384,781		—		384,781

Financial Services (6):
Interest income	178,735		—		178,735		(163,262)		15,473
Service charges on deposits	59,844		—		59,844		(59,844)		—
Other service charges and fees	30,140		—		30,140		(30,140)		—
Other	15,477		—		15,477		(14,591)		886

	284,196		—		284,196		(267,837	)(6)	16,359

Total revenues	668,977		—		668,977		(267,837)		401,140

Costs and Expenses
Real Estate and Other:
Cost of sales of VOIs and real estate	43,094		—		43,094		—		43,094
Cost of sales of other resort operations	46,863		—		46,863		—		46,863
Interest expense, net	80,752		—		80,752		—		80,752
Selling, general and administrative expenses	232,342		—		232,342		—		232,342
Other expenses	3,889		—		3,889		—		3,889

	406,940		—		406,940		—		406,940

Financial Services (7):									—
Interest expense	39,665		—		39,665		(24,774)		14,891
Provision for loan losses	144,361		—		144,361		(55,667)		88,694
Employee compensation and benefits	93,950		—		93,950		(58,895)		35,055
Occupancy and equipment	53,589		—		53,589		(34,636)		18,953
Lease termination costs	3,601		—		3,601		(3,601)		—
Impairment of assets held for sale	4,469		—		4,469		(4,469)		—
Impairment of real estate held for sale	2,604		—		2,604		(2,604)		—
FDIC deposit insurance assessment	10,148		—		10,148		(10,148)		—
Other expenses	74,469		—		74,469		(33,610)		40,859

	426,856		—		426,856		(228,404	)(7)	198,452

Total costs and expenses	833,796		—		833,796		(228,404)		605,392

Loss on settlement of investment in subsidiary	(977)		—		(977)		—		(977)
Gain on extinguishment of debt	13,049		—		13,049		—		13,049
Equity in loss from unconsolidated affiliates	(851)		—		(851)		(1,054)		(1,905)
Other income	2,691		—		2,691		—		2,691

Loss from continuing operations before income taxes	(150,907)		—		(150,907)		(40,487)		(191,394)
Less: Provision for income taxes	9,215				9,215		—		9,215

Loss from continuing operations	(160,122)		—		(160,122)		(40,487)		(200,609)
Less: Net loss attributable to noncontrolling interests from continuing operations	(65,491)		(12,350	)(2)	(77,841)		(23,690	)(8)	(101,531)

Net (loss) income from continuing operations attributable to BFC	$(94,631)		12,350		(82,281)		(16,797)		(99,078)

Basic and diluted loss per common share from continuing operations attributable to BFC	(1.27	)(4)			(0.43	)(4)			(0.52	)(4)
Basic and diluted weighted average number of common shares outstanding(3)	75,379		116,573		191,952				191,952

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2009

	BFC Historical	Pro Forma Adjustments Related to BankAtlantic Transaction(1)		Pro Forma for BankAtlantic Transaction
	(In thousands, except for per share data)
Revenues
Real Estate and Other:
Sales of VOIs and real estate	$24,267	—		24,267
Other resorts revenue	5,239	—		5,239
Fee based sales commission and other revenues	8,859	—		8,859
Interest income	12,182	—		12,182

	50,547	—		50,547

Financial Services (2):
Interest income	225,762	(67,120)		158,642
Service charges on deposits	75,739	(75,739)		—
Other service charges and fees	29,542	(29,542)		—
Other	23,044	(22,444)		600

	354,087	(194,845	)(2)	159,242

Total revenues	404,634	(194,845)		209,789

Costs and Expenses
Real Estate and Other:
Cost of sales of VOIs and real estate	106,873	—		106,873
Cost of sales of other resort operations	3,538	—		3,538
Interest expense, net	17,406	—		17,406
Selling, general and administrative expenses	63,297	—		63,297
Impairment of goodwill	2,001	—		2,001
Other expenses	6,449	—		6,449

	199,564	—		199,564

Financial Services (3):
Interest expense	74,852	(59,827)		15,025
Provision for loan losses	232,658	(58,173)		174,485
Employee compensation and benefits	108,245	(63,162)		45,083
Occupancy and equipment	58,576	(36,517)		22,059
Cost associated with debt redemption	7,463	(7,463)		—
Lease termination costs	2,156	(2,156)		—
Impairment of goodwill	8,541	—		8,541
Impairment of real estate held for sale	1,158	(1,158)		—
FDIC special assessment	2,428	(2,428)		—
FDIC deposit insurance assessment	8,562	(8,562)		—
Other expenses	68,828	(33,537)		35,291

	573,467	(272,983	)(3)	300,484

Total costs and expenses	773,031	(272,983)		500,048

Gain on bargain purchase of investment in Bluegreen	182,849			182,849
Gain on settlement of investment in subsidiary	29,679	—		29,679
Equity in earnings from unconsolidated affiliates	33,381	(967)		32,414
Impairment of unconsolidated affiliates	(31,181)	—		(31,181)
Other income	7,367	—		7,367

(Loss) income from continuing operations before income taxes	(146,302)	77,171		(69,131)
Less: Benefit for income taxes	(67,500)	—		(67,500)

(Loss) income from continuing operations	(78,802)	77,171		(1,631)
Less: Net (loss) income attributable to noncontrolling interests from continuing operations	(121,294)	52,307	(4)	(68,987)

Net income (loss) from continuing operations attributable to BFC	$42,492	24,864		67,356

Basic and diluted earnings per common share from continuing operations attributable to BFC	0.73 (5)			1.16 (5)
Basic and diluted weighted average number of common shares outstanding	57,235			57,235

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2008

	BFC Historical		Pro Forma Adjustments Related to BankAtlantic Transaction (1)		Pro Forma for BankAtlantic Transaction
	(In thousands, except for per share data)
Revenues
Real Estate and Other:
Sales of VOIs and real estate	$13,837		—		13,837
Fee based sales commission and other revenues	3,033		—		3,033

Total revenues	16,870		—		16,870

Financial Services (2):
Interest income	314,538		(100,272)		214,266
Service charges on deposits	93,905		(93,905)		—
Other service charges and fees	28,959		(28,959)		—
Other	12,169		(10,889)		1,280

	449,571		(234,025	)(2)	215,546

Total revenues	466,441		(234,025)		232,416

Costs and Expenses
Real Estate and Other:
Cost of sales of VOIs and real estate	12,838		—		12,838
Interest expense, net	8,431		—		8,431
Selling, general and administrative expenses	55,201		—		55,201

	76,470		—		76,470

Financial Services (3):
Interest expense	140,502		(119,170)		21,332
Provision for loan losses	159,801		(59,323)		100,478
Employee compensation and benefits	128,897		(73,314)		55,583
Occupancy and equipment	64,782		(43,770)		21,012
Cost associated with debt redemption	1,238		(1,238)		—
Impairment of goodwill	46,564		(15,587)		30,977
Impairment of real estate held for sale	4,758		(4,758)		—
FDIC deposit insurance assessment	2,793		(2,793)		—
Other expenses	85,635		(41,841)		43,794

	634,970		(361,794	)(3)	273,176

Total costs and expenses	711,440		(361,794)		349,646

Equity in earnings from unconsolidated affiliates	15,064		(2,109)		12,955
Impairment of unconsolidated affiliates	(96,579)		—		(96,579)
Impairment of other investments	(15,548)		—		(15,548)
Other income	9,826		—		9,826

(Loss) income from continuing operations before income taxes	(332,236)		125,660		(206,576)
Less: Provision for income taxes	15,763		—		15,763

(Loss) income from continuing operations	(347,999)		125,660		(222,339)
Less: Net (loss) income attributable to noncontrolling interests from continuing operations	(274,997)		94,050	(4)	(180,947)

Net (loss) income from continuing operations attributable to BFC	$(73,002)		31,610		(41,392)

Basic and diluted loss per common share from continuing operations attributable to BFC	(1.63	)(5)			(0.93	)(5)
Basic and diluted weighted average number of common shares outstanding	45,097				45,097

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2011

(1)	BFC currently directly or indirectly owns approximately 54% of Bluegreen’s outstanding Common Stock. Accordingly, BFC consolidates the financial results of Bluegreen. As such, the merger will be accounted for as an equity transaction. Therefore, the difference between the fair value of the consideration paid and the carrying value of the non-controlling interest (in each case as described in further detail below) is recorded in equity.
(2)	Represents the approximately 116.6 million shares of BFC’s Class A Common Stock expected to be issued to Bluegreen’s shareholders in the merger at its par value of $0.01 per share. The difference between the noncontrolling interest of $41.0 million and the par value amount is reclassified into additional paid-in capital.
(3)	Comprised of the fair value of the consideration paid of $66.4 million (based on the approximately 116.6 million shares of BFC’s Class A Common Stock expected to be issued to Bluegreen’s shareholders in the merger multiplied by the fair value of $0.57 per share on November 11, 2011) less $25.4 million, which represents the excess of the consideration paid in comparison to the carrying value of the non-controlling interest at September 30, 2011 of $41.1 million. The $25.4 million was recorded in additional paid-in capital.
(4)	Based on shares outstanding and expected to be issued in the merger, in each case before giving effect to the contemplated reverse stock split.
(5)	Estimated direct costs, including legal, accounting and professional fees, associated with the merger.

The following pro forma adjustments relate to the transaction involving the sale of BankAtlantic to BB&T.

(6)	Reflects the unaudited balance sheet of BankAtlantic as of September 30, 2011 based on information included in BankAtlantic Bancorp’s Current Report on Form 8-K, dated November 2, 2011, as filed with the SEC on November 7, 2011.
(7)	Reflects the net book value, as recorded on BankAtlantic’s balance sheet as of September 30, 2011, of the assets of BankAtlantic which will be retained by BankAtlantic Bancorp upon closing of the transaction. The transaction with BB&T is expected to result in a non-cash gain of approximately $301 million, which amount is included in equity.
(8)	The amount of cash held at BankAtlantic by BFC and BankAtlantic Bancorp of approximately $2.5 million has been offset by approximately $4.7 million, reflecting the expected transaction costs related to the sale of BankAtlantic. See “Information Regarding the Proposed Sale of BankAtlantic” beginning on page for information regarding the cash to be paid by BB&T to BankAtlantic Bancorp, or by BankAtlantic Bancorp to BB&T, in connection with the consummation of the transaction.
(9)	Reflects the deferred interest payable on BankAtlantic Bancorp’s trust preferred securities and the $5.0 million principal amount of one of BankAtlantic Bancorp’s trust preferred securities, which BankAtlantic Bancorp has committed to pay in connection with the consummation of the transaction. For purposes of the unaudited pro forma condensed consolidated balance sheet as of September 30, 2011, such payment is presented as an increase in borrowings at BankAtlantic Bancorp.
(10)	Represents the write-off of BFC’s remaining purchase accounting adjustments of approximately $6.2 million in connection with BFC’s acquisitions of shares of BankAtlantic Bancorp’s Class A Common Stock during 2008. The 2008 share acquisitions were accounted for as step acquisitions under the acquisition method of accounting then in effect.
(11)	The reduction in accumulated deficit represents (i) BFC’s noncontrolling interest of approximately $138.3 million in BankAtlantic Bancorp in connection with the net increase in BankAtlantic Bancorp’s equity described in Note 7 above and (ii) the purchase accounting adjustments of approximately $6.2 million described in Note 10 above, partially offset by expected transaction costs of approximately $4.7 million.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Nine Months Ended September 30, 2011 and 2010 and the Year Ended December 31, 2010

(1)	BFC currently directly or indirectly owns approximately 54% of Bluegreen’s outstanding Common Stock. Accordingly, BFC consolidates the financial results of Bluegreen. As such, the merger will be accounted for as an equity transaction.
(2)	Represents the elimination of net income attributable to BFC’s noncontrolling interest in Bluegreen for each period.
(3)	Based on shares outstanding and expected to be issued in the merger, in each case before giving effect to the contemplated reverse stock split.
(4)	For purposes of computing basic and diluted loss per common share from continuing operations attributable to BFC, preferred stock dividends of $563,000 were included in the numerator for each of the nine months ended September 30, 2011 and 2010, and preferred stock dividends of $750,000 were included in the numerator for the year ended December 31, 2010.

The following pro forma adjustments relate to the transaction involving the sale of BankAtlantic to BB&T.

(5)	Reflects adjustments relating to (i) the reclassification of BankAtlantic Bancorp’s Community Banking and Investments components into discontinued operations and (ii) the elimination of the results of operations from the sale of earning assets to BB&T from BankAtlantic’s continuing operations in connection with the transaction.

(6)	Reflects adjustments representing (i) the reclassification of total revenues of $143.3 million, $119.9 million and $156.3 million for the nine months ended September 30, 2011 and 2010 and the year ended December 31, 2010, respectively, related to BankAtlantic Bancorp’s Community Banking and Investments components into discontinued operations and (ii) the elimination of $65.7 million, $85.8 million and $110.2 million of revenues for the nine months ended September 30, 2011 and 2010 and the year ended December 31, 2010, respectively, related to the sale of earning assets to BB&T from BankAtlantic’s continuing operations in connection with the transaction.
(7)	Reflects adjustments representing (i) the reclassification of expenses totaling $111.3 million, $163.0 million and $207.9 million for the nine months ended September 30, 2011 and 2010 and the year ended December 31, 2010, respectively, related to BankAtlantic Bancorp’s Community Banking and Investments components into discontinued operations and (ii) the elimination of $31.4 million, $(3.9) million and $18.8 million of expenses for the nine months ended September 30, 2011 and 2010 and the year ended December 31, 2010, respectively, related to the results of operations from the sale of earning assets to BB&T from BankAtlantic’s continuing operations in connection with the transaction. Additionally, all general corporate overhead for BankAtlantic was allocated to continuing operations.
(8)	Represents BFC’s noncontrolling interest in BankAtlantic Bancorp attributable to the net effect of the adjustments described in Note 5 above. BFC’s noncontrolling interest in BankAtlantic Bancorp was approximately 46% and 61% during the nine months ended September 30, 2011 and 2010, respectively, and 60% during the year ended December 31, 2010.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Operations for the Years Ended December 31, 2009 and 2008

The following pro forma adjustments relate to the transaction involving the sale of BankAtlantic to BB&T.

(1)	Reflects adjustments representing the reclassification of operations for the years ended December 31, 2009 and 2008 of BankAtlantic Bancorp’s Community Banking and Investments components into discontinued operations in connection with the transaction.
(2)	Reflects adjustments representing the reclassification of total revenues for the years ended December 31, 2009 and 2008 of BankAtlantic Bancorp’s Community Banking and Investments components into discontinued operations in connection with the transaction.
(3)	Reflects adjustments representing the reclassification of expenses for the years ended December 31, 2009 and 2008 of BankAtlantic Bancorp’s Community Banking and Investments components into discontinued operations in connection with the transaction. Additionally, all general corporate overhead for BankAtlantic was allocated to continuing operations.
(4)	Represents BFC’s noncontrolling interest in BankAtlantic Bancorp attributable to the net effect of the adjustments described in Note 1 above. BFC’s noncontrolling interest in BankAtlantic Bancorp was approximately 67% and 74% during the years ended December 31, 2009 and 2008, respectively.
(5)	For purposes of computing basic and diluted earnings (loss) per common share from continuing operations attributable to BFC, preferred stock dividends of $750,000 were included in the numerator for each of the years ended December 31, 2009 and 2008.

MATERIAL CONTRACTS BETWEEN BFC AND BLUEGREEN

For a description of certain agreements, arrangements and relationships between BFC and Bluegreen, see the sections of this joint proxy statement/prospectus entitled “Information About BFC — Certain Relationships and Related Transactions” and “Information About Bluegreen — Certain Relationships and Related Transactions.”

COMPARATIVE STOCK PRICES AND DIVIDENDS

Comparative Stock Prices

Bluegreen’s Common Stock is listed for trading on the NYSE under the trading symbol “BXG.” BFC’s Class A Common Stock is currently listed for trading on the Pink Sheets under the trading symbol “BFCF.PK.” As previously described, the merger is conditioned upon, among other things, BFC’s Class A Common Stock being listed on a national securities exchange at the effective time of the merger. BFC is currently considering whether to seek listing of its Class A Common Stock on the NYSE, NYSE Arca, NYSE Amex or NASDAQ Stock Market. As of the date of this joint proxy statement/prospectus, BFC has not yet filed a listing application for its Class A Common Stock with any of such national securities exchanges.

The tables below set forth, for the periods indicated, the high and low per share sales prices for BFC’s Class A Common Stock, as reported on the Pink Sheets, and Bluegreen’s Common Stock, as reported on the New York Stock Exchange.

BFC’s Class A Common Stock

	High	Low
Calendar Year 2010
First quarter	$0.55	$0.26
Second quarter	0.99	0.39
Third quarter	0.44	0.30
Fourth quarter	0.38	0.20
Calendar Year 2011
First quarter	$0.49	$0.31
Second quarter	0.43	0.28
Third quarter	0.41	0.29
Fourth quarter	0.75	0.26
Calendar Year 2012
First quarter (through January 30, 2012)	$0.40	$0.33

Bluegreen’s Common Stock

	High	Low
Calendar Year 2010
First quarter	$3.27	$2.35
Second quarter	6.16	2.99
Third quarter	3.17	2.56
Fourth quarter	3.50	2.73
Calendar Year 2011
First quarter	$4.73	$3.21
Second quarter	4.21	2.85
Third quarter	2.98	1.87
Fourth quarter	3.00	1.90
Calendar Year 2012
First quarter (through January 30, 2012)	$3.08	$2.55

The preceding tables show only historical comparisons. Because the market prices of BFC’s Class A Common Stock and Bluegreen’s Common Stock likely will fluctuate prior to the merger, these comparisons may not provide meaningful information to BFC’s or Bluegreen’s shareholders in determining how to vote at their respective meetings. Shareholders are encouraged to obtain current market quotations for BFC’s Class A Common Stock and Bluegreen’s Common Stock and to review carefully the other information contained in this joint proxy statement/prospectus prior to voting their shares.

The following table sets forth the closing prices for BFC’s Class A Common Stock, as reported on the Pink Sheets, and Bluegreen’s Common Stock, as reported on the NYSE, on November 11, 2011, the last trading day before BFC and Bluegreen announced the merger agreement, and on             , 2012, the last trading day before the date of this joint proxy statement/prospectus. The table also includes the equivalent prices per share of Bluegreen’s Common Stock that holders of such stock would receive in connection with the merger if the merger were completed on either of these dates, applying the exchange ratio of eight shares of BFC’s Class A Common Stock for each share of Bluegreen’s Common Stock.

Equivalent
Value of
	BFC’s Class A	Bluegreen’s	Bluegreen’s
	Common Stock	Common Stock	Common Stock
November 11, 2011	$0.57	$2.04	$4.56
, 2012	$—	$—	$—
Dividend Information

BFC has never paid cash dividends on its Class A Common Stock or Class B Common Stock. In addition, BFC, on a parent company only basis, previously committed that it would not, without the prior written non-objection of its primary regulator, among other things, declare or make any dividends or other capital distributions other than the regular quarterly dividends payable on on BFC’s currently outstanding 5% Cumulative Preferred Stock of approximately $187,500 a quarter. Additionally, on June 30, 2011, BFC was advised that it was not permitted to make dividend payments, including on its 5% Cumulative Preferred Stock, without such prior written non-objection. During the quarter ended September 30, 2011, BFC received from the Federal Reserve, which now has supervisory authority over BFC, a written non-objection to the payment of the dividend on BFC’s outstanding 5% Cumulative Preferred Stock for such quarter. However, there is no assurance that any future required written non-objection will be received. The merger agreement also contains restrictions on BFC’s right to make dividend payments or capital distributions during the interim period between the date of the merger agreement and the effective time of the merger.

While BFC may consider declaring and paying dividends in the future with respect to its Class A Common Stock, there can be no assurance that it will do so, and any such dividend payment is currently subject to regulatory restrictions. Subject to the foregoing, future declaration and payment of cash dividends with respect to BFC’s Class A Common Stock, if any, will be determined in light of the then-current financial condition of BFC and other factors deemed relevant by the board of directors of BFC.

See the section of this joint proxy statement/prospectus entitled “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion regarding restrictions on the ability of BankAtlantic Bancorp and BankAtlantic to pay dividends to holders of their capital stock. A discussion of Bluegreen’s dividend policy is set forth below.

Bluegreen did not pay any cash or stock dividends during the years ended December 31, 2009 or 2010 or the nine months ended September 30, 2011. Certain of Bluegreen’s credit facilities contain terms which prohibit the payment of cash dividends on Bluegreen’s Common Stock. In addition, there is no assurance that Bluegreen’s future credit facilities will not contain similar terms. Subject to such restrictions, Bluegreen’s board of directors may consider the possibility of paying cash dividends at some point in the future; however, any such decision will be based on Bluegreen’s cash position and operating and capital needs. There is no assurance that Bluegreen will pay cash dividends to its shareholders in the foreseeable future. After completion of the merger, only BFC, as the parent company of Bluegreen, will be entitled to receive dividends or distributions from Bluegreen.

COMPARISON OF RIGHTS OF COMMON SHAREHOLDERS OF BFC AND BLUEGREEN

BFC is incorporated in Florida and Bluegreen is incorporated in Massachusetts. Bluegreen’s shareholders, whose rights are currently governed by Bluegreen’s Restated Articles of Organization and Bluegreen’s Amended and Restated Bylaws will, if the merger is completed (and provided they do not duly exercise and perfect their appraisal rights), become holders of BFC’s Class A Common Stock and their rights will be governed by BFC’s Second Amended and Restated Articles of Incorporation, which will become effective immediately prior to the effective time of the merger, and BFC’s Bylaws, as proposed to be amended in connection with the merger.

The following description summarizes the material differences that may affect the rights of shareholders of BFC and Bluegreen. This summary does not purport to be complete, and the identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Bluegreen’s shareholders are also referred to BFC’s Second Amended and Restated Articles of Incorporation (the form of which is attached hereto as Annex D), BFC’s Bylaws, as proposed to be amended in connection with the merger (the form of which is attached hereto as Annex E), and the section of this joint proxy statement/prospectus entitled “Information About BFC—Description of Capital Stock.” Unless stated to the contrary below, the terms of BFC’s Second Amended and Restated Articles of Incorporation and BFC’s Bylaws, in each case as to become effective in connection with the merger, are identical to those of BFC’s Amended and Restated Articles of Incorporation and BFC’s Bylaws as currently in effect.

BFC	Bluegreen

Authorized Capital Stock

The authorized capital stock of BFC consists of 180,000,000 shares, consisting of 150,000,000 shares of Class A Common Stock, par value $0.01 per share, 20,000,000 shares of Class B Common Stock, par value $0.01 per share, and 10,000,000 shares of Preferred Stock, par value $0.01 per share. In order to allow for the issuance of the shares of BFC’s Class A Common Stock in the merger and to provide BFC with the flexibility to consider potential future actions which may be identified in the future by its board of directors involving the issuance of its securities, the authorized number of shares of each class and series of BFC’s capital stock will not be impacted by the reverse stock split.	The authorized capital stock of Bluegreen consists of 141,000,000 shares, consisting of 140,000,000 shares of Common Stock, par value $0.01 per share, and 1,000,000 shares of Preferred Stock, par value $0.01 per share.

Voting Rights

Each share of BFC’s Class A Common Stock is entitled
to one vote, and all shares of BFC’s Class A Common
Stock represent in the aggregate 22% of the total voting
power of BFC. Each share of BFC’s Class B Common
Stock is entitled to the number of votes per share which
represent in the aggregate 78% of the total voting power
of BFC. Subject to adjustment in connection with the
reverse stock split (as described below) and other similar
transactions involving BFC’s Class B Common Stock,
these fixed voting percentages will remain in effect until
the total number of outstanding shares of BFC’s Class B
Common Stock falls below 1,800,000 shares. If the total
number of outstanding shares of BFC’s Class B Common
Stock is less than 1,800,000 shares but greater than
1,400,000 shares, then BFC’s Class A Common Stock
will hold a voting percentage equal to 40% of BFC’s total
voting power and BFC’s Class B Common Stock will
hold a voting percentage equal to the remaining 60% of
BFC’s total voting power. If the total number of
outstanding shares of BFC’s Class B Common Stock is
less than 1,400,000 shares but greater than 500,000
shares, then BFC’s Class A Common Stock will hold a
voting percentage equal to 53% of BFC’s total voting
power and BFC’s Class B Common Stock will hold a
voting percentage equal to the remaining 47% of BFC’s
total voting power. If the total number of outstanding
shares of BFC’s Class B Common Stock is less than
500,000 shares, then each share of BFC’s Class A
Common Stock and Class B Common Stock will be
entitled to one vote. Each of the above-described share
thresholds will be ratably reduced in connection with the
reverse stock split.	Each share of Bluegreen’s Common Stock is entitled to one vote per share on all matters to be voted on by shareholders.

Authority of Board to Approve Issuance of Preferred Stock; Shares of Preferred Stock Outstanding

BFC’s board of directors has the power to authorize the issuance of up to 10,000,000 shares of Preferred Stock and to fix the designation, powers, preferences, rights, qualifications, limitations and restrictions thereof. Out of the 10,000,000 authorized shares of Preferred Stock, BFC’s board of directors previously designated 15,000 shares as 5% Cumulative Preferred Stock and, in connection with the adoption of the shareholder rights plan described below, 2,000,000 shares as Series A Junior Participating Preferred Stock. As of the date of this joint proxy statement/prospectus, 15,000 shares of 5% Cumulative Preferred Stock of BFC are issued and outstanding and no shares of Series A Junior Participating Preferred Stock are issued or outstanding.

Bluegreen’s board of directors has the power to authorize the issuance of up to 1,000,000 shares of Preferred Stock and to fix the designations, voting powers, preferences, rights, qualifications, limitations and restrictions thereof. In connection with the adoption of the shareholder rights plan described below, Bluegreen’s board of directors has designated 400,000 shares of the 1,000,000 shares of authorized

Preferred Stock as Class A Junior Participating Preferred Stock. As of the date of this joint proxy statement/prospectus, no shares of Preferred Stock of Bluegreen are issued or outstanding.

Shareholder Rights Plans

On September 21, 2009, BFC entered into a rights
agreement with American Stock Transfer & Trust
Company, LLC. Under the terms and conditions of the
rights agreement, a dividend of one preferred share
purchase right was paid with respect to each outstanding
share of BFC’s Class A Common Stock and Class B
Common Stock. The rights agreement attempts to protect
BFC’s ability to use available net operating losses to
offset future taxable income by providing a deterrent to
shareholders (subject to certain exceptions) from
acquiring a 5% or greater ownership interest in BFC’s
Class A Common Stock and Class B Common Stock
without the prior approval of BFC’s board of directors,
after which time and the expiration of a limited interim
period, the purchase rights would become exercisable. If
the purchase rights become exercisable, all holders of the
rights except the acquiring person or group and its or their affiliates may, for $8.00 per right, purchase shares of
BFC’s Class A Common Stock having a market value of
$16.00 (or, at the option of BFC, the number of one-one
hundredths of a share of Series A Junior Participating
Preferred Stock equal to the number of shares of BFC’s
Class A Common Stock having a market value of
$16.00). Prior to exercise, the purchase rights do not give
their holders any dividend, voting or liquidation rights.
The rights agreement was not adopted in response to any
effort to acquire control of BFC. However, the rights
agreement may have an anti-takeover effect and will be
an impediment to a proposed takeover which is not
approved by BFC’s board of directors.	On July 27, 2006, Bluegreen entered into a rights
agreement pursuant to which Bluegreen’s board of
directors declared a dividend of one preferred share
purchase right for each outstanding share of Bluegreen’s
Common Stock. The rights agreement is designed to
protect shareholders from coercive or otherwise unfair
takeover tactics. In general terms, the purchase rights
impose a significant penalty upon any person or group
(subject to certain exceptions) which acquires beneficial
ownership of 10% or more of Bluegreen’s outstanding
Common Stock without the prior approval of
Bluegreen’s board of directors, after which time and the
expiration of a limited interim period, the purchase
rights would become exercisable. If the purchase rights
become exercisable, all holders of the rights except the
acquiring person or group and its or their affiliates may,
for $40.00 per right, purchase shares of Bluegreen’s
Common Stock having a market value of $80.00 (or, at
the option of Bluegreen, the number of one-one
hundredths of a share of Series A Junior Participating
Preferred Stock equal to the number of shares of
Bluegreen’s Common Stock having a market value of
$80.00). Prior to their exercise, the purchase rights do
not give their holders any dividend, voting or liquidation
rights.

Ownership Restrictions on Common Stock

In addition to BFC’s shareholder rights plan, as described above, there also currently are limitations on the amount of shares of BFC’s Class A Common Stock and Class B Common Stock that an individual or company can own without obtaining regulatory approval. Under regulations currently applicable to BFC as a “unitary savings and loan holding company,” if a shareholder, directly or indirectly, or through one or more subsidiaries, or acting in concert with one or more other persons or entities, owns (i) more than 10% of the aggregate number of outstanding shares of BFC’s Class A Common Stock and Class B Common Stock, and one or more specified control factors exist, then the shareholder will be determined, subject to the right of rebuttal, to have acquired control of BFC or (ii) more than 25% of the aggregate number of BFC’s Class A Common Stock and Class B Common Stock,

Other than as described above with respect to Bluegreen’s shareholder rights plan, there currently are no limitations, including regulatory restrictions, regarding the number of shares of Bluegreen’s Common Stock that a shareholder may own.

then the shareholder will be conclusively determined to have acquired control of BFC, regardless of whether any control factors exist. Accordingly, subject to certain limited exceptions, any Bluegreen shareholder who receives shares of BFC’s Class A Common Stock in the merger which causes its ownership of such stock to exceed the thresholds set forth above will be required to file an application, notice or rebuttal with the Federal Reserve. Pending favorable action by the Federal Reserve on such application, notice or rebuttal, the shareholder’s actions with respect to BFC will be limited as set forth in the applicable regulation. If the Federal Reserve disapproves of the application, notice or rebuttal then the shareholder will be required to divest such portion of its shares of BFC’s Class A Common Stock necessary to cause its ownership to fall below the applicable regulatory threshold. Bluegreen’s shareholders should consult with their legal counsel regarding any regulatory limitations on their ownership of BFC’s Class A Common Stock that may be applicable to them, including whether they are required to submit an application, notice or rebuttal to the Federal Reserve relating to their share ownership.

If BankAtlantic Bancorp completes the proposed sale of BankAtlantic to BB&T, then these ownership restrictions and other regulatory requirements currently applicable to BFC as a “unitary savings and loan holding company” may no longer apply. Consummation of the transaction is subject to the receipt of all required regulatory approvals and the satisfaction or waiver of certain other closing conditions, including the favorable resolution of pending litigation seeking to enjoin the transaction. See the section of this joint proxy statement/prospectus entitled “Information About BFC — Legal Proceedings — BankAtlantic Bancorp and its Subsidiaries” for information regarding this litigation.

Conversion Rights

Subject to certain limited exceptions with respect to the shares of BFC’s Class B Common Stock held by John E. Abdo, Vice Chairman of each of BFC and Bluegreen, shares of BFC’s Class B Common Stock are convertible on a share-for-share basis into shares of BFC’s Class A Common Stock at any time in the holder’s discretion.	Bluegreen does not currently have any class of capital stock, the shares of which are convertible into shares of Bluegreen’s Common Stock.

Dividends and Other Distributions; Liquidation Rights

No dividend or other distribution (other than a dividend or distribution payable solely in common stock) shall be paid on or set apart for payment on BFC’s Class A Common Stock or Class B Common Stock until such time as all accrued and unpaid dividends on the 5% Cumulative Preferred Stock of BFC have been or contemporaneously are declared or paid and a sum is set apart sufficient for payment of such accrued and unpaid dividends.	Holders of Bluegreen’s common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors of Bluegreen out of legally available assets.

BFC has never paid cash dividends on its Class A Common Stock or Class B Common Stock. In addition, BFC, on a parent company only basis, previously committed that it would not, without the prior written non-objection of its primary regulator, among other things, declare or make any dividends or other capital distributions other than the regular quarterly dividends payable on on BFC’s currently outstanding 5% Cumulative Preferred Stock of approximately $187,500 a quarter. Additionally, on June 30, 2011, BFC was advised that it was not permitted to make dividend payments, including on its 5% Cumulative Preferred Stock, without such prior written non-objection. During the quarter ended September 30, 2011, BFC received from the Federal Reserve, which now has supervisory authority over BFC, a written non-objection to the payment of the dividend on BFC’s outstanding 5% Cumulative Preferred Stock for such quarter. However, there is no assurance that any future required written non-objection will be received. The merger agreement also contains restrictions on BFC’s right to make dividend payments or capital distributions during the interim period between the date of the merger agreement and the effective time of the merger.

Subject to the foregoing, holders of BFC’s Class A Common Stock and Class B Common Stock are entitled to receive cash dividends, when and as declared by the board of directors of BFC out of legally available assets. Any distribution per share with respect to BFC’s Class A Common Stock will be identical to the distribution per share with respect to BFC’s Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of BFC’s Class A Common Stock may be declared and issued only in the form of BFC’s Class A Common Stock while a dividend or other non-cash distribution to holders of BFC’s Class B Common Stock may be declared and issued in the form of either BFC’s Class A Common Stock or Class B Common Stock at the discretion of the board of directors of BFC, provided that the number of any shares so issued or any non-cash distribution is the same on a per share basis.

Upon any liquidation of Bluegreen, the assets legally available for distribution to shareholders will be distributed ratably among the holders of Common Stock after the payment of liabilities and the liquidation preferences of any outstanding Preferred Stock.

Upon any liquidation of BFC, the assets legally available for distribution to shareholders will be distributed ratably among the holders of BFC’s Class A Common Stock and Class B Common Stock after payment of the liquidation preference to which the holders of shares of BFC’s 5% Cumulative Preferred Stock are entitled.

Number and Classification of Board of Directors

BFC’s Bylaws currently provide for a board of directors comprised of between three and fifteen members, as determined by the board of directors. Prior to September 21, 2009, the board was divided into three classes, as nearly equal in number as possible, with each director elected for a term of three years. The term of office of the directors in one of the classes expired each year, and their successors were elected at each annual meeting of shareholders for a term of three years and until their successors were duly elected. On September 21, 2009, BFC’s Bylaws were amended to provide that each director thereafter elected or appointed to BFC’s board of directors would serve for a term expiring at BFC’s next annual meeting of shareholders. As of the date of this joint proxy statement/prospectus, the board of directors of BFC consists of eleven members, all of whom are serving for terms expiring at BFC’s 2012 annual meeting of shareholders.

In connection with the merger, BFC has agreed to cause the six directors of Bluegreen who are not currently directors of BFC to be appointed to the board of directors of BFC at the effective time of the merger. In connection therewith, the board of directors of BFC approved an amendment to BFC’s Bylaws, subject to consummation of the merger, to increase the maximum size of the board from fifteen members to twenty members. See “The Merger — Board of Directors and Executive Officers of BFC Following the Merger” and “The Merger — Articles of Incorporation and Bylaws of BFC Following the Merger.” The form of BFC’s Bylaws, as proposed to be amended in connection with the merger is attached hereto as Annex E.

Prior to November 17, 2010, Bluegreen’s Amended and Restated Bylaws provided for the directors to be classified, with respect to their terms of office, into three classes, as nearly equal in number as possible, with each director elected for a term of three years. The term of office of the directors in one of the classes expired each year, and their successors were elected at each annual meeting of shareholders for a term of three years and until their successors were duly elected. On November 17, 2010, Bluegreen’s Amended and Restated Bylaws were amended to provide that each director thereafter elected or appointed to Bluegreen’s board of directors would serve for a term expiring at Bluegreen’s next annual meeting of shareholders. As of the date of this joint proxy statement/prospectus, the board of directors of Bluegreen consists of eight members, all of whom are serving for terms expiring at Bluegreen’s 2012 annual meeting of shareholders.

Newly Created Directorships and Vacancies

BFC’s Bylaws provide that any vacancy occurring in the board of directors of BFC, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors although less than a quorum of the board of directors. In each case, the director so elected or appointed will serve for a term expiring at BFC’s next annual meeting of shareholders.

Bluegreen’s Amended and Restated Bylaws provide that any vacancy occurring in the board of directors may be filled only by the affirmative vote of a majority of the remaining directors although less than a quorum of the board of directors, or by a sole remaining director. A director elected or appointed to fill a vacancy will serve until the next election of directors by Bluegreen’s shareholders.

Removal of Directors

BFC’s Bylaws provide that any director or the entire board of directors of BFC may be removed, with or without cause, at a meeting of BFC’s shareholders called expressly for such purpose, by vote of the holders of shares representing a majority of the votes entitled to be cast on such removal.	Bluegreen’s Amended and Restated Bylaws provide that, at a meeting of the shareholders called for that purpose, a director may be removed from office only for “cause,” as defined under the MBCA, by the affirmative vote of a majority of the shares issued, outstanding and entitled to vote on the election of directors. At any meeting of the board of directors, any director may be removed from office for “cause” by vote of a majority of the directors then in office. A director may be removed for “cause” only after a reasonable notice and opportunity to be heard before the body proposing to remove such director.

Duties of Directors

The FBCA provides that all corporate powers will be exercised by or under the authority of the board of directors. The FBCA requires that a director shall discharge his or her duties as a director, including his or her duties as a member of a committee in good faith, with the care an ordinarily prudent person in a like position would exercise under the circumstances, and in a manner he or she reasonably believes to be in the best interests of the corporation.

The FBCA further provides that in discharging his or her duties, a director may consider such factors as the director deems relevant, including (i) the long-term prospects and interests of the corporation and its shareholders, (ii) the social, economic, legal or other effects of any action on the employees, suppliers and customers of the corporation or its subsidiaries, (iii) the communities and society in which the corporation or its subsidiaries operate and (iv) the economy of the state and the nation.

Under the MBCA, a Massachusetts director is required to discharge his or her duties (i) in good faith, (ii) with the care that a person in a like position would reasonably believe appropriate under similar circumstances and (iii) in a manner the director reasonably believes to be in the best interests of the corporation.

In determining what the director reasonably believes to be in the best interests of the corporation, directors are permitted to consider (i) the interests of the corporation’s employees, suppliers, creditors and customers, (ii) the economy of the state, region and nation, (iii) the community and societal considerations and (iv) the long-term and short-term interests of the corporation and its shareholders, including the possibility that these interests may be best served by the continued independence of the corporation.

Director Liability; Indemnification of Directors and Officers

The FBCA generally provides that a director of a Florida corporation is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision or failure to act regarding corporate management or policy, unless the director breached or failed to perform his or her duties as a director and the director’s breach of or failure to perform those duties constitutes (i) a violation of criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly, (iii) an unlawful distribution, (iv) in a proceeding by or in the right of the corporation or in the right of a shareholder, conscious disregard for the best interest of the corporation, or willful misconduct, or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

In addition, the FBCA provides that a Florida corporation has the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), because he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The FBCA further provides that a Florida corporation has the power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor because that the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not

As permitted by the MBCA, Bluegreen’s Restated Articles of Organization contain a provision which limits the personal liability of a director to Bluegreen or its shareholders for monetary damages for breach of his or her fiduciary duty of care as a director. Under current Massachusetts law, liability is not eliminated for (i) any breach of the director’s duty of loyalty to Bluegreen or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) unlawful payment of dividends or stock purchases or redemptions pursuant to certain provisions of the MBCA or (iv) any transaction from which the director derived an improper personal benefit. This provision does not eliminate a shareholder’s right to seek nonmonetary remedies, such as an injunction, rescission or other equitable remedy, to redress action taken by the directors. However, there may be instances in which no effective equitable remedy is available.

Bluegreen’s Restated Articles of Organization also requires Bluegreen to indemnify any person who is or was a director or officer of Bluegreen and each person who is or was serving as a director or officer of another organization in which Bluegreen directly or indirectly owns shares or of which Bluegreen is directly or indirectly a creditor against all liabilities, costs and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in settlement or as fines and penalties and counsel fees and disbursements reasonably incurred by him or her in connection with the defense or disposition of, or otherwise in connection with or resulting from, any action, suit or other proceeding, whether civil, criminal, administrative or investigative, before any court or administrative or legislative or investigative body, in which he or she may be or may have been involved as a party or otherwise or with which he or she may be or may have been threatened, while in office or thereafter, by reason of his being or having been such a director or officer or by reason of any action taken or not taken in such capacity, except with respect to any matter as to which he or she shall have been finally adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his action was in the best interests of Bluegreen.

exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification is authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification with regard to a proceeding by or in the right of the corporation is to be made in respect of any claim, issue or matter as to which such person has been found liable unless, and only to the extent that, the court in which the proceeding was brought, or any other court of competent jurisdiction, determines upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Under the FBCA, to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in the preceding two paragraphs, or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

BFC’s Amended and Restated Articles of Incorporation and Bylaws contain indemnification provisions substantially similar to the above-described provisions of the FBCA relating to indemnification. In addition, BFC carries insurance permitted by applicable Florida law on behalf of directors, officers, employees and agents which covers alleged or actual error or omission, misstatement, misleading misstatement, neglect or breach of fiduciary duty while acting solely as a director or officer of BFC.

In addition, applicable Massachusetts law provides that officers and directors of a Massachusetts corporation may receive indemnification from the corporation for actual or threatened lawsuits, except that indemnification may not be provided for any person with respect to any matter to which such person has been adjudicated not to have acted in good faith in the reasonable belief that such person’s action was in the best interest of the corporation or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Massachusetts law further provides that a corporation may purchase insurance providing indemnification for its officers and directors, whether or not the corporation would have the power to indemnify them against liability under the provisions of Massachusetts law. Bluegreen currently maintains such insurance.

Special Meetings of Shareholders
BFC’s Bylaws provide that special meetings of BFC’s shareholders may be held when directed by the president or the board of directors or when requested in writing by the holders of shares representing not less than ten percent of the votes entitled to be cast at the meeting. A special meeting requested by shareholders will be called for a date not less than ten nor more than sixty days after the request is made, unless (in the case of the sixty-day maximum) the shareholders requesting the meeting designate a later date and unless (in the case of the ten-day minimum) the number of shareholders constituting a quorum waive the minimum notice period. The call for the meeting will be issued by BFC’s Secretary, unless BFC’s President, board of directors or the shareholders requesting the meeting designate another person to do so.	Bluegreen’s Amended and Restated Bylaws provide that special meetings of Bluegreen’s shareholders may be held when directed by Bluegreen’s President or board of directors, or when requested in writing by the holders of not less than twenty-five percent of all the shares entitled to vote at the meeting.

Shareholder Proposals and Nominations

Under BFC’s Bylaws, a shareholder entitled to vote at an annual meeting of shareholders may propose business to be brought before such meeting if the shareholder has delivered written notice to BFC’s Secretary (containing certain information specified in BFC’s Bylaws about the shareholder and the proposed action) not less than 90 or more than 120 days prior to the first anniversary of the preceding year’s annual meeting of shareholders. However, if the date of BFC’s annual meeting of shareholders changes by more than 30 days from the date of the preceding year’s annual meeting of shareholders, written notice of the proposed business must be received by BFC within ten days after BFC first mails notice of or publicly discloses the date of the annual meeting of shareholders. In addition, any shareholder who wishes to submit a nomination to the board of directors must deliver written notice of the nomination within the applicable time period set forth above and comply with the information requirements in BFC’s Bylaws relating to shareholder nominations. These requirements are separate from and in addition to the SEC’s requirements that a shareholder must meet in order to have a shareholder proposal included in BFC’s proxy material for a shareholder meeting.	Neither Bluegreen’s Restated Articles of Organization nor Bluegreen’s Amended and Restated Bylaws contain any restrictions on nominations for directors by shareholders or require any advance notice for nominations or other business to be properly brought by a shareholder before an annual meeting of shareholders.

Corporate Transactions

The FBCA generally provides that unless a corporation’s articles of incorporation or bylaws require a greater vote, mergers or share exchanges on which shareholders are entitled to vote (which is generally only in the event the corporation is the acquired entity in the merger or share exchange) must be approved by a vote of the holders of a majority of all outstanding shares of each class entitled to vote on the transaction under the FBCA. The FBCA further provides that unless a corporation’s articles of incorporation or bylaws require a greater vote, sales of substantially all the assets of the corporation must be approved by a vote of the holders of a majority of all outstanding shares without reference to class.

BFC’s Amended and Restated Articles of Incorporation require that any merger, consolidation or other acquisition and any sale, lease or transfer of all or substantially all of the assets of BFC be approved by the affirmative vote of the holders of shares representing at least two-thirds of the votes entitled to be cast on the transaction; provided, however, that if any such transaction is recommended to BFC’s shareholders by at least two-thirds of the members of BFC’s board of directors, then the transaction will be approved upon the affirmative vote of a holders of shares representing a simple majority of the votes entitled to be cast on the transaction.

Pursuant to the MBCA, a plan of merger or share exchange requires adoption by the board of directors and the affirmative vote of two-thirds of all the shares entitled to vote generally on the matter. Additionally, in certain cases, the plan of merger or share exchange may require the affirmative vote of two-thirds of all of the shares of a class or series of shares voting as a separate voting group. Approval by a corporation’s shareholders of a plan of merger or share exchange is not required if: (i) the corporation will survive the merger or is the acquiring corporation in a share exchange; (ii) the corporation’s articles of organization will not be changed except for amendments by the board of directors that do not require shareholder approval; (iii) each shareholders of the corporation whose shares were outstanding immediately before the effective date of the merger or share exchange will hold the same number of shares, with identical preferences, limitations, and relative rights, immediately after the effective date of the merger or share exchange; and (iv) the number of shares to be issued in connection with the merger does not exceed 20% of the shares of the corporation of the same class or series outstanding prior to the merger. In addition, no shareholder vote is required if a domestic parent corporation that owns at least 90% of the voting power of the outstanding shares entitled to vote on the matter of a subsidiary merges with such subsidiary.

State Antitakeover Statutes

The FBCA provides that the voting rights to be accorded “control shares,” as defined below, of a Florida corporation that has (i) 100 or more shareholders, (ii) its principal place of business, its principal office or substantial assets in Florida and (iii) either more than 10% of its shareholders residing in Florida, more than 10% of its shares owned by Florida residents or 1,000 shareholders residing in Florida, must be approved by a majority of each class of voting securities of the corporation, excluding those shares held by interested persons, before the control shares will be granted any voting rights. “Control shares” are defined in the FBCA as shares acquired by a person, either directly or indirectly, that when added to all other shares of the issuing corporation owned by that person, would entitle that person to exercise, either directly or indirectly, voting power within any of the following ranges: (i) 20% or more but less than 33% of all voting power of

Massachusetts has adopted a “Business Combination” statute. In general, a Massachusetts corporation is prohibited from engaging in certain business combinations (defined by the statute to include certain mergers and consolidations, dispositions of assets and issuances of securities as well as certain other transactions) with an interested shareholder (defined by the statute to include holders of 5% or more of the outstanding stock of the corporation and holders of 15% or more of the outstanding stock of the corporation for such persons eligible to file Schedule 13Gs with the SEC) for a period of three years following the date that such shareholder became an interested shareholder, except under certain circumstances, which include (i) approval by the board of directors of the business combination or the transaction which resulted in the shareholder the corporation’s voting securities; (ii)

33% or more but less than a majority of all voting power of the corporation’s voting securities; or (iii) a majority or more of all of the voting power of the corporation’s voting securities. These provisions do not apply to shares acquired under, among other things, an agreement or plan of merger or share exchange effected in compliance with the relevant provisions of the FBCA and to which the corporation is a party, or an acquisition of shares previously approved by the board of directors of the corporation. The FBCA also provides that a corporation may “opt out” of these provisions by electing to do so in its articles of incorporation or bylaws. BFC has not opted out of these provisions.

The FBCA also provides that, if any person who, together with such person’s affiliates and associates, beneficially owns 10% or more of any voting stock of a corporation (referred to as an “interested person”), is a party to any merger, consolidation, disposition of all or a substantial part of the assets of the corporation or a subsidiary of the corporation, or exchange of securities requiring shareholder approval, or a business combination, such transaction requires approval by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested person; provided, that such approval is not required if (i) a majority of the disinterested directors has approved the interested person transaction, (ii) the corporation has not had more than 300 shareholders of record at any time during the three years preceding the date of the transaction’s announcement, (iii) the interested person has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least five years preceding the date of the transaction’s announcement, (iv) the interested person is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors, the corporation is an investment company registered under the Investment Company Act of 1940 or (v) the consideration holders of the stock will receive of the corporation meets certain minimum levels determined by a formula under Section 607.0901(4)(f) of the FBCA. The FBCA also provides that a corporation may “opt out” of these provisions by electing to do so in its articles of incorporation or bylaws. BFC has not opted out of these provisions.

becoming an interested shareholder prior to the time the shareholder became an interested shareholder (ii) subsequent approval of the business combination by the board of directors and by a vote of at least two-thirds of the outstanding voting stock which is not owned by the interested shareholder or (iii) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the shareholder owned at least 90% of the voting stock of the corporation (excluding stock held by certain affiliates of the corporation and shares owned by employee stock plans). Massachusetts corporations may “opt out” of this statute by electing to do so in its articles of organization or bylaws. Bluegreen has not opted out of this statute.

Massachusetts has also adopted a “Control Share Acquisition” statute. In general, any person who makes an offer to acquire, or acquires, shares of stock of a Massachusetts corporation that, when combined with shares already owned, would increase such person’s ownership to at least 20%, 33-1/3% or a majority of the voting stock of such corporation, must obtain the approval of a majority of shares held by all shareholders, excluding shares held by such person and the inside directors and officers of the corporation, in order to vote the shares acquired within 90 days before or after the acquisition. Massachusetts corporations may “opt out” of this statute by electing to do so in its articles of organization or bylaws. Bluegreen has opted out of this statute by virtue of a provision to that effect in its Amended and Restated Bylaws.

Appraisal/Dissenters Rights

The FBCA provides that appraisal rights are available in connection with (i) the consummation of a conversion or plan of merger that requires a shareholder vote under the FBCA or a short-form merger with respect to the subsidiary in such merger, (ii) consummation of a share exchange under which the corporation’s shares will be acquired that requires a shareholder vote under the FBCA, (iii) a sale or exchange of all or substantially all of the assets of a corporation upon which shareholders are entitled to vote under the FBCA, (iv) an amendment to the corporation’s articles of incorporation if the shareholder is entitled to vote on the amendment under the FBCA and if the amendment may adversely affect the rights or preferences of the shareholder and (v) any other corporate action, if and to the extent the corporation’s articles of incorporation provide that a shareholder is entitled to dissent and obtain payment for his, her or its shares.

In addition, the FBCA states that unless otherwise provided in the articles of incorporation, no appraisal rights are available in connection with a conversion, plan of merger, share exchange or a proposed sale or exchange of property to holders of shares of any class or series of stock of a corporation that is listed on a national securities exchange, designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by at least 2,000 shareholders and having a market value of at least $10,000,000. However, the FBCA provides that appraisal rights are available if, among other things, (i) the corporation’s shareholders are required to accept for their shares any consideration other than cash or shares of any corporation or entity that satisfies the standards set forth in the preceding sentence, (ii) the corporation’s shares are being acquired by or converted by a person or an affiliate of a person who is, or at any time in the one-year period preceding the corporation’s board of directors’ approval of the corporate action giving rise to the appraisal rights was, the beneficial owner of 20% or more of the voting power of the corporation, excluding shares acquired pursuant to certain offers for all voting shares of the corporation or (iii) the corporation’s shares are being acquired or converted by a person or an affiliate of a person who has, or at any time during the one-year period preceding the corporation’s board of directors’ approval of the corporate action giving rise to the appraisal rights had, the power to appoint or elect 25% or more of the board of directors of the corporation.

The MBCA provides that dissenters’ right of appraisal are only available in connection with (i) mergers if shareholder approval is required or if the corporation is a subsidiary that is merged with its parent, unless shareholders receive only cash or marketable securities as consideration, so long as no director, officer or controlling shareholder has a direct or indirect financial interest in the merger other than in their capacities as such, (ii) share exchanges to which the corporation is a party as the corporation whose shares will be acquired and the shares being received are not marketable securities, so long as no director, officer or controlling shareholder has a direct or indirect financial interest in the share exchange other than in their capacities as such; (iii) sales of substantially all of the assets (other than certain redemptions, dissolutions, liquidations and court-ordered sales), (iv) certain amendments to the articles of organization that materially and adversely affect rights in respect of a dissenter’s shares and (v) certain corporate conversions.

See “The Merger — Appraisal Rights” and the appraisal rights statutes of the MBCA attached as Annex F hereto for additional information regarding shareholders rights to appraisal under the MBCA.

Neither BFC’s Amended and Restated Articles of Incorporation nor Bylaws, in each case as presently in effect and proposed to be amended in connection with the merger, alters any of these requirements under the FBCA.

Amendment of Articles of Incorporation (Articles of Organization)

The amendment of a Florida corporation’s articles of incorporation generally requires the approval of BFC’s board of directors and, subject to certain limited exceptions, BFC’s shareholders. Under the FBCA, an amendment will receive the requisite shareholder approval, if any, if the votes cast in favor of the amendment exceed the votes cast opposing the amendment, except in the case the amendment would create appraisal rights, in which case the amendment would require the approval of holders of shares representing a majority of the votes entitled to be cast on the amendment. In certain cases, an amendment may also require the separate approval of holders of a class or series of shares. See “Information About BFC — Description of Capital Stock.”

In addition to the requirements under the FBCA, BFC’s Amended and Restated Articles of Incorporation require an amendment to be approved by the affirmative vote of the holders of shares representing at least two-thirds of the votes entitled to be cast on the amendment; provided, however, that if the amendment is recommended to BFC’s shareholders by at least two-thirds of the members of the board of directors of BFC, then such amendment will be approved upon the affirmative vote of holders of shares representing a simple majority of the votes entitled to be cast on the amendment.

The amendment of Bluegreen’s Restated Articles of Organization is governed by the MBCA, which, subject to certain limited exceptions, requires the approval of the board of directors and the affirmative vote of the holders of at least two-thirds of Bluegreen’s outstanding Common Stock.

Amendments may be made with the approval of solely holders of a majority of a corporation’s outstanding shares in connection with (i) an increase or reduction in the authorized shares of any class or series of the corporation’s capital stock, (ii) a change in the corporation’s authorized shares into a different number of shares or the exchange thereof pro rata for a different number of shares of the same class or series or (iii) a change of the corporation’s name. In certain cases, an amendment may also require the affirmative vote of holders of the shares of a class or series of shares, voting as a separate voting group.

Amendment of Bylaws

The FBCA provides that the directors of a Florida corporation may amend or repeal the corporation’s bylaws unless the corporation’s articles of incorporation or the FBCA reserve the power to amend the bylaws generally or a particular bylaw provision exclusively to the shareholders, or the shareholders, in amending or repealing the bylaws generally or a particular bylaw provision, provide expressly that the board may not amend or repeal the bylaws or that bylaw provision. The FBCA further provides that a corporation’s shareholders may amend or repeal the corporation’s bylaws even though the bylaws may also be amended or repealed by its board of directors.

BFC’s Amended and Restated Articles of Incorporation and Bylaws provide that the board of directors has the power to adopt, amend or repeal the Bylaws; provided, however that the board of directors may not amend or repeal any bylaw adopted by shareholders if the shareholders specifically provide that such bylaw is not subject to amendment or repeal by the board of directors.

Pursuant to the MBCA, the power to make, amend or repeal bylaws shall be vested in the shareholders, unless the board of directors is otherwise authorized to do so pursuant to the articles of organization. Bluegreen’s Restated Articles of Organization authorize Bluegreen’s board of directors to make, amend or repeal any provision of Bluegreen’s Amended and Restated Bylaws other than provisions which by law, by Bluegreen’s Restated Articles of Organization or by Bluegreen’s Amended and Restated Bylaws themselves requires action by Bluegreen’s shareholders.

BFC SPECIAL MEETING PROPOSAL NO. 2 — APPROVAL OF REVERSE STOCK SPLIT

The following summary of the reverse stock split to be voted upon at the BFC special meeting describes certain material terms of the reverse stock split and is qualified in its entirety to by reference to the Form of Second Amended and Restated Articles of Incorporation, which is attached to this joint proxy statement/prospectus as Annex D and is incorporated by reference into this joint proxy statement/prospectus. This summary may not contain all of the information about the reverse stock split that is important to BFC’s shareholders, who are encouraged to read the provisions of the Second Amended and Restated Articles of Incorporation related to the reverse stock split in their entirety.

General

As described above, the closing of the merger is conditioned upon, among other things, BFC’s Class A Common Stock being listed for trading on a national securities exchange at the effective time of the merger. In connection with such requirement, it is contemplated that, immediately prior to the effective time of the merger, BFC will need to effect a reverse stock split in order to meet applicable listing requirements. BFC is currently considering whether to seek listing of its Class A Common Stock on the NYSE, NYSE Arca, NYSE Amex or NASDAQ Stock Market. As of the date of this joint proxy statement/prospectus, BFC has not yet filed a listing application for its Class A Common Stock with any of such national securities exchanges.

As a result of the reverse stock split, each              shares of BFC’s Class A Common Stock outstanding immediately prior to the effective time of the merger will be converted into one share of BFC’s Class A Common Stock, and each              shares of the BFC’s Class B Common Stock outstanding immediately prior to the effective time of the merger will be converted into one share of Class B Common Stock.

Fractional shares resulting from the reverse stock split will be rounded up to the next largest whole share. Accordingly, no shareholder will be “cashed out” as a result of the reverse stock split. The reverse stock split is not the first step of, or otherwise in anticipation of, a Rule 13(e)(3) “going private” transaction.

No Impact on Proportionate Equity Interests or Voting Rights

The reverse stock split will not have any impact on a shareholder’s proportionate equity interest or voting right in BFC or the par value of BFC’s Class A Common Stock or Class B Common Stock, which in each case will remain unchanged at $0.01 per share.

No Change to Authorized Shares

BFC’s Amended and Restated Articles of Incorporation presently authorize the issuance of a total of 150,000,000 shares of Class A Common Stock and 20,000,000 shares of Class B Common Stock. As of             , 2012, BFC had issued and outstanding              shares of Class A Common Stock and              shares of Class B Common Stock, each of which is convertible at any time on a share-for-share basis into Class A Common Stock (subject to certain limited exceptions with respect to the shares of Class B Common Stock held by John E. Abdo), and an aggregate of              shares of Class A Common Stock and Class B Common Stock were reserved for issuance upon the exercise of outstanding stock options. As a result, after giving effect to the reverse stock split, BFC will have issued and outstanding, or reserved for issuance, a total of              shares of Class A Common Stock.

Assuming no Bluegreen shareholders exercise appraisal rights, it is expected that BFC will issue approximately              shares of Class A Common Stock in the merger, after giving effect to the reverse stock split. In order to allow for the issuance of these shares and to provide BFC with the flexibility to consider potential future actions which involve the issuance of its securities, including public or private stock offerings, acquisitions, stock-based compensation, stock dividends or distributions or other corporate purposes which may be identified in the future by its board of directors, the authorized number of shares of BFC’s Class A Common Stock and Class B Common Stock will not be impacted by the reverse stock split and will remain at 150,000,000 shares and 20,000,000 shares, respectively.

While BFC has and will continue to evaluate the advisability of stock offerings and other future actions involving the issuance of its securities in the future, other than with respect to the merger, BFC currently has no agreements relating to the issuance of any shares of its Class A Common Stock or Class B Common Stock. Subject to certain limited exceptions, shareholder approval will not be required prior to the issuance in the future of shares of BFC’s Class A Common Stock and, unless shareholder approval is required by applicable law, rule or regulation, BFC does not anticipate seeking the approval of its shareholders in connection with any such future issuances.

The fact that the number of authorized shares of BFC’s Class A Common Stock and Class B Common Stock will not be adjusted in connection with the reverse stock split is not intended to have an anti-takeover effect. However, the issuance of shares of BFC’s Class A Common Stock, which, as described above, has relatively less voting power than BFC’s Class B Common Stock, could have the effect of enabling existing management and shareholders, including Alan B. Levan and John E. Abdo and entities controlled by them, to retain substantially their current relative voting power without the dilution which would be experienced if additional shares of Class B Common Stock were issued. Future issuances of BFC’s Class A Common Stock would have the effect of diluting the voting rights of existing holders of such stock and could have the effect of diluting earnings per share and book value per share of all existing shareholders. Further, in the event that a stock dividend payable in shares of BFC’s Class A Common Stock was declared on BFC’s Class B Common Stock, the recipient could dispose of shares of Class A Common Stock without significantly affecting its voting power. In addition, existing holders of BFC’s Class B Common Stock, including Messrs. Levan and Abdo and entities controlled by them, will have the ability to continue to exercise voting control over BFC even if BFC was to raise additional capital through the issuance of shares of Class A Common Stock. This may further limit the circumstances in which a sale or transfer of control of BFC could be consummated on terms which are not acceptable to management, including Messrs. Levan or Abdo. However, it should be noted that a sale, contested merger, assumption of control by an outside principal shareholder or the removal of incumbent directors would at the present time be impossible without the concurrence of Messrs. Levan and Abdo, given their collective ownership position in BFC. See “Information About BFC — Description of Capital Stock” for additional information regarding matters, including BFC’s shareholder rights plan and provisions of BFC’s Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and the Florida Business Corporation Act, which could have anti-takeover effects with respect to BFC.

Ratable Adjustment of Merger Consideration

The consideration to be received by Bluegreen’s shareholders in the merger will be ratably adjusted to reflect the reverse stock split. As a result, each Bluegreen shareholder (other than BFC and shareholders who exercise and perfect their appraisal rights) will receive in the merger, with respect to each share of Bluegreen’s Common Stock that they hold at the effective time of the merger,              shares of BFC’s Class A Common Stock, after giving effect to the reverse stock split.

Other Ratable Adjustments

BFC’s Amended and Restated Articles of Incorporation currently provide that (i) BFC’s Class B Common Stock is entitled to the number of votes per share which represent in the aggregate 78% of the total voting power of BFC’s Class A Common Stock and Class B Common Stock and (ii) for this fixed voting percentage to remain in effect until the total number of outstanding shares of Class B Common Stock falls below 1,800,000 shares, after which time, subject to the further adjustments described below, BFC’s Class B Common Stock will hold a voting percentage equal to 60% and BFC’s Class A Common Stock will hold a voting percentage equal to the remaining 40%. BFC’s Amended and Restated Articles of Incorporation further currently provide that, if the total number of outstanding shares of BFC’s Class B Common Stock falls below 1,400,000 shares but is greater than 500,000 shares, then BFC’s Class B Common Stock will hold a voting percentage equal to 47% and BFC’s Class A Common Stock will hold a voting percentage equal to the remaining 53%, and if the total number of outstanding shares of BFC’s Class B Common Stock falls below 500,000 shares, then the fixed voting percentages will be eliminated and each share of BFC’s Class A Common Stock and Class B Common Stock will be entitled to one vote. Each of the above-described share thresholds will be ratably reduced in connection with the reverse stock split.

In addition, the number of shares of BFC’s Class A Common Stock and Class B Common Stock available for issuance under BFC’s equity compensation plans and the number of shares of BFC’s Class A Common Stock underlying stock options and other instruments exercisable for, or convertible into, shares of Class A Common Stock will also be ratably decreased in connection with the reverse stock split.

Effecting the Reverse Stock Split; Second Amended and Restated Articles of Incorporation

It is expected that BFC will file Second Amended and Restated Articles of Incorporation with the Florida Department of State for the purpose of effecting the reverse stock split (as required by the Florida Business Corporation Act), deleting certain historical provisions which are no longer applicable and restating its Articles of Incorporation, as so amended.

Vote Required for Approval

The reverse stock split will be approved if BFC receives the affirmative vote of the holders of a majority of the votes entitled to be cast on the proposal by holders of its Class A Common Stock and Class B Common Stock, voting together as one class, and the affirmative vote of holders of a majority of the shares of BFC’s Class B Common Stock outstanding at the close of business on the record date, voting as a separate class.

THE BOARD OF DIRECTORS OF BFC RECOMMENDS THAT BFC’S SHAREHOLDERS VOTE “FOR” THE REVERSE STOCK SPLIT.

INFORMATION ABOUT BFC

Certain of the information contained within this “Information About BFC” section has been derived or excerpted from BFC’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on April 8, 2011, Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, filed with the SEC on November 14, 2011, and Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 27, 2011. Unless stated to the contrary or the context otherwise requires, references to the “Company,” “we,” “us,” “our,” and “BFC” within this “Information About BFC” section refer to BFC Financial Corporation and its consolidated subsidiaries.

BUSINESS

Overview

BFC is a diversified holding company whose principal holdings include a controlling interest in BankAtlantic Bancorp and its subsidiaries, including BankAtlantic, a controlling interest in Bluegreen and its subsidiaries, and a non-controlling interest in Benihana. BFC also holds interests in other investments and subsidiaries, as described herein. As a result of its position as the controlling shareholder of BankAtlantic Bancorp, BFC is a “unitary savings and loan holding company” and was historically examined and regulated by the OTS. Effective July 21, 2011, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), the OTS’ supervisory authority is now held by, and BFC is subject to the supervision of, the Board of Governors of the Federal Reserve System (the “Federal Reserve”).

BFC’s business strategy has been to invest in and acquire businesses in diverse industries, either directly or through controlled subsidiaries. However, in the short term, BFC has focused on providing strategic support to its existing investments with a view to the improved performance of the organization as a whole. In furtherance of this strategy, the Company took several steps in 2009 and 2010, including those described below, which it believes will enhance the Company’s prospects. During the third quarter of 2009, BFC and Woodbridge Holdings Corporation consummated their merger pursuant to which Woodbridge Holdings Corporation merged with and into a wholly-owned subsidiary of BFC. During the fourth quarter of 2009, BFC purchased additional shares of Bluegreen’s Common Stock, which resulted in BFC having a majority interest in Bluegreen. BFC has also increased its investment in BankAtlantic Bancorp through its participation in BankAtlantic Bancorp’s rights offerings to its shareholders during 2009, 2010 and 2011, which in the aggregate increased BFC’s economic interest in BankAtlantic Bancorp to approximately 53% and BFC’s voting interest in BankAtlantic Bancorp to approximately 75%. It is expected that BFC will continue to consider other opportunities that could alter its ownership in its affiliates or seek to make opportunistic investments outside of its existing portfolio; however, BFC does not currently have pre-determined parameters as to the industry or structure of any future investment. In furtherance of its goals, BFC will continue to evaluate various financing transactions that may present themselves, including raising additional debt or equity as well as other alternative sources of new capital.

On September 21, 2009, BFC consummated its merger with Woodbridge Holdings Corporation pursuant to which Woodbridge Holdings Corporation merged with and into Woodbridge Holdings, LLC (“Woodbridge”), which continued as the surviving company of the merger and the successor entity to Woodbridge Holdings Corporation. Pursuant to the terms of the merger, which was approved by each company’s shareholders at their respective meetings held on September 21, 2009, each outstanding share of Woodbridge’s Class A Common Stock automatically converted into the right to receive 3.47 shares of BFC’s Class A Common Stock. Shares otherwise issuable to BFC attributable to the shares of Woodbridge’s Class A Common Stock and Class B Common Stock owned by BFC were canceled in connection with the merger. As a result of the merger, Woodbridge Holdings Corporation’s separate corporate existence ceased and its Class A Common Stock is no longer publicly traded.

On November 16, 2009, BFC, which at that time owned approximately 9.5 million shares of Bluegreen’s Common Stock, representing approximately 29% of the outstanding shares of such stock, purchased approximately 7.4 million additional shares of Bluegreen’s Common Stock. This increased BFC’s ownership in Bluegreen’s Common Stock to approximately 16.9 million shares, which represented a majority position in such stock. As a result, since November 16, 2009, BFC has consolidated Bluegreen’s results into its financial statements. Prior to November 16, 2009, BFC’s approximate 29% equity investment in Bluegreen was accounted for under the equity method. BFC currently directly or indirectly owns approximately 54% of the outstanding shares of Bluegreen’s Common Stock.

In addition to BFC’s merger with Woodbridge and its acquisition of additional shares of Bluegreen’s Common Stock in 2009, BFC also increased its investment in BankAtlantic Bancorp during 2009, 2010 and 2011 through its participation in shareholder rights offerings engaged in by BankAtlantic Bancorp during those years. Specifically, BFC exercised subscription rights in BankAtlantic Bancorp’s rights offerings to purchase an aggregate of approximately 3.0 million shares of BankAtlantic Bancorp’s Class A Common Stock during 2009, approximately 2.0 million shares of BankAtlantic Bancorp’s Class A Common Stock during 2010 and approximately 2.7 million shares of BankAtlantic Bancorp’s Class A Common Stock during 2011. In the aggregate, these purchases increased BFC’s ownership interest in BankAtlantic Bancorp from approximately 30% to 53% and BFC’s voting interest in BankAtlantic Bancorp from approximately 59% to 75%. During October 2011, BankAtlantic Bancorp effected a one-for-five reverse split of its Class A Common Stock and Class B Common Stock. The reverse stock split did not impact BFC’s proportionate equity or voting interest in BankAtlantic Bancorp. Where appropriate, amounts throughout this document, including the share amounts set forth in the preceding sentences of this paragraph, have been adjusted to reflect the reverse stock split.

As a holding company with controlling positions in BankAtlantic Bancorp and Bluegreen, generally accepted accounting principles (“GAAP”) requires the consolidation of the financial results of both entities. As a consequence, the assets and liabilities of both entities are presented on a consolidated basis in BFC’s financial statements. However, except as otherwise noted, the debts and obligations of the consolidated entities, including Woodbridge, are not direct obligations of BFC and are non-recourse to BFC. Similarly, the assets of those entities are not available to BFC absent a dividend or distribution. The recognition by BFC of income from controlled entities is determined based on the total percent of economic ownership in those entities. At September 30, 2011, BFC had an approximately 53% ownership interest and 75% voting interest in BankAtlantic Bancorp. In addition, BFC currently directly or indirectly owns approximately 54% of the outstanding shares of Bluegreen’s Common Stock.

BFC’s corporate website is www.bfcfinancial.com. BFC’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, are available free of charge through BFC’s website, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. BFC’s website and the information contained on or connected to it are not incorporated into this joint proxy statement/prospectus.

Recent Developments

On February 23, 2011, BankAtlantic Bancorp and BankAtlantic each entered into a Stipulation and Consent to Issuance of Order to Cease and Desist with the OTS. On November 1, 2011, BankAtlantic Bancorp entered into a definitive agreement to sell all of its shares of capital stock of BankAtlantic to BB&T Corporation. Consummation of the transaction is subject to the receipt of all required regulatory approvals and the satisfaction or waiver of certain other closing conditions, including the favorable resolution of pending litigation seeking to enjoin the transaction. See “Legal Proceedings — BankAtlantic Bancorp and its Subsidiaries” below for information regarding this litigation. See “Business Segments — Financial Services” below and the “Financial Services” portion of the section of this joint proxy statement/prospectus entitled “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further information about the cease and desist orders, including the requirements and restrictions that they impose on BankAtlantic Bancorp and BankAtlantic, and BankAtlantic Bancorp’s proposed sale of BankAtlantic.

BFC, on a parent company only basis, previously committed that it would not, without the prior written non-objection of its primary regulator, (i) incur, issue, renew or roll over any current lines of credit, guarantee the debt of any other entity or otherwise incur any additional debt, except as contemplated by BFC’s business plan or in connection with BankAtlantic’s compliance requirements applicable to it, (ii) declare or make any dividends or other capital distributions other than dividends payable on BFC’s currently outstanding preferred stock of approximately $187,500 a quarter or (iii) enter into any new agreements, contracts or arrangements or materially modify any existing agreements, contracts or arrangements with BankAtlantic not consistent with past practices. Additionally, on June 30, 2011, BFC was advised that it was not permitted to (i) incur or issue any additional debt or debt securities, increase lines of credit or guarantee the debt of any other entity or (ii) make dividend payments on its preferred stock, in each case without such prior written non-objection. During the quarter ended September 30, 2011, BFC received from the Federal Reserve, which now has supervisory authority over BFC, a written non-objection to the payment of the dividend on BFC’s outstanding preferred stock for such quarter. However, there is no assurance that any future required written non-objection will be received.

During June 2011, the board of directors of Bluegreen made a determination to seek to sell Bluegreen Communities, or all or substantially all of its assets. As a consequence, Bluegreen Communities is accounted for as a discontinued operation for all periods in the accompanying interim unaudited financial statements. In addition, the majority of the assets related to Bluegreen Communities are presented separately on the interim unaudited consolidated statements of financial condition as “assets held for sale from discontinued operations.” On October 12, 2011, a Purchase and Sale Agreement was entered into between seven of Bluegreen’s subsidiaries and Southstar Development Partners, Inc. (“Southstar”) providing for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities for a purchase price of $31.5 million in cash and an amount equal to 20% of the net proceeds (as calculated in accordance with the terms of the agreement) Southstar receives upon its sale, if any, of two specified parcels of real estate to be purchased by Southstar under the agreement. See the sections of this joint proxy statement/prospectus entitled “Information About Bluegreen” and “Bluegreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” for further information regarding this proposed transaction.

BFC previously owned 800,000 shares of Series B Convertible Preferred Stock of Benihana. During May and July 2011, BFC converted an aggregate of 300,000 shares of Benihana’s Series B Convertible Preferred Stock into 595,049 shares of Benihana’s Common Stock. On October 7, 2011, BFC converted the remaining 500,000 shares of Benihana’s Series B Convertible Preferred Stock that it owned into 987,528 shares of Benihana’s Common Stock. These conversions were effected to facilitate shareholder approval of Benihana’s proposal to reclassify each share of its Class A Common Stock into one share of its Common Stock, thereby eliminating Benihana’s dual-class common stock structure. This proposal was approved by Benihana’s shareholders on November 17, 2011. See “Business Segments — Real Estate and Other Activities — BFC Activities — Investment in Benihana” below for further information regarding BFC’s investments in Benihana.

During 2010 and 2011, we exited the land development business operated by Core Communities LLC, a wholly owned subsidiary of Woodbridge (“Core” or “Core Communities”), and sold substantially all of Core’s commercial assets. Through a combination of transactions with Core’s lenders, we realized a reduction in debt of approximately $186 million in 2010, and we will realize a further reduction of approximately $27 million during the fourth quarter of 2011. We also eliminated substantially all of the ongoing expenses associated with Core. In addition, during April 2011, Woodbridge and Carolina Oak Homes, LLC, a wholly owned subsidiary of Woodbridge (“Carolina Oak”) entered into a settlement agreement to resolve the disputes and litigation between them and a note holder relating to an approximately $37.2 million loan which was collateralized by property owned by Carolina Oak. See “Business Segments — Real Estate and Other Activities Segments — Real Estate Operations” below for further information regarding these matters.

Employees

BFC’s management believes that its relations with its employees are satisfactory. BFC currently maintains employee benefit programs that are considered by management to be generally competitive with programs provided by other major employers in its markets. As of September 30, 2011, BFC and its wholly-owned subsidiaries had approximately 44 employees, including 26 employees supporting BFC’s shared services operations and 5 employees supporting Woodbridge and its subsidiaries. For employee-related information regarding BankAtlantic Bancorp, see “Financial Services Segments – Employees” below. For employee-related information regarding Bluegreen, see the section of this joint proxy statement/prospectus entitled “Information About Bluegreen – Business – Employees.”

Regulation

BFC owns approximately 53% of the total number of outstanding shares of BankAtlantic Bancorp’s Class A Common Stock and Class B Common Stock, which in the aggregate represents an approximately 75% voting interest in BankAtlantic Bancorp. BankAtlantic Bancorp is the holding company of BankAtlantic by virtue of its ownership of 100% of BankAtlantic’s outstanding capital stock. Accordingly, each of BFC and BankAtlantic Bancorp is a “unitary savings and loan holding company” and, as such, was historically subject to regulatory oversight and examination by the OTS, including normal supervision and reporting requirements. Effective July 21, 2011, pursuant to the Dodd-Frank Act, the OTS’ supervisory authority is now held by, and BFC is subject to the supervision of, the Federal Reserve. Among other things, this authority permits the Federal Reserve to restrict or prohibit activities that are determined to be a serious risk to the financial safety, soundness or stability of a subsidiary savings association. In addition, it is currently expected that BFC, at its parent company level, will at some point be subject to minimum capital ratios for the first time.

Under the Home Owners’ Loan Act, as amended (“HOLA”), we are also prohibited, directly or indirectly, or through one or more subsidiaries, from (i) acquiring another savings institution or its holding company without prior written approval of the Federal Reserve, (ii) acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary savings institution, a non-subsidiary holding company or a non-subsidiary company engaged in activities other than those permitted by HOLA or (iii) acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation (the “FDIC”).

In evaluating an application by a holding company to acquire a savings institution, the Federal Reserve must consider the financial and managerial resources and future prospects of the company and savings institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

As a unitary savings and loan holding company, we generally are not restricted under existing laws as to the types of business activities in which we may engage provided that BankAtlantic continues to satisfy the Qualified Thrift Lender, or QTL, test. See “Financial Services Segments—Regulation of Federal Savings Associations—BankAtlantic — QTL Test” below for a discussion of the QTL requirements. If we were to make a non-supervisory acquisition of another savings institution or of a savings institution that meets the QTL test and is deemed to be a savings institution by the Federal Reserve and that will be held as a separate subsidiary, then we would become a multiple savings and loan holding company within the meaning of HOLA and would be subject to limitations on the types of business activities in which we can engage. HOLA limits the activities of a multiple savings institution holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act, subject to the prior approval of the Federal Reserve, and to other activities authorized by Federal Reserve regulation.

BFC, on a parent company only basis, previously committed that it would not, without the prior written non-objection of its primary regulator, (i) incur, issue, renew or roll over any current lines of credit, guarantee the debt of any other entity or otherwise incur any additional debt, except as contemplated by BFC’s business plan or in connection with BankAtlantic’s compliance requirements applicable to it, (ii) declare or make any dividends or other capital distributions other than dividends payable on BFC’s currently outstanding preferred stock of approximately $187,500 a quarter or (iii) enter into any new agreements, contracts or arrangements or materially modify any existing agreements, contracts or arrangements with BankAtlantic not consistent with past practices. BFC also previously committed to its primary regulator that it will develop an enterprise risk management function that assesses and evaluates the risks within the holding company. Additionally, on June 30, 2011, BFC was advised that it was not permitted to (i) incur or issue any additional debt or debt securities, increase lines of credit or guarantee the debt of any other entity or (ii) make dividend payments on its preferred stock, in each case without such prior written non-objection. During the quarter ended September 30, 2011, BFC received from the Federal Reserve, which now has supervisory authority over BFC, a written non-objection to the payment of the dividend on its outstanding preferred stock for such quarter. However, there is no assurance that any future required written non-objection will be received.

BFC, BankAtlantic Bancorp and Bluegreen are each subject to the reporting and other requirements of the Exchange Act.

See “Financial Services Segments – Regulation of Federal Savings Associations” below for additional information regarding the regulations to which BankAtlantic Bancorp and BankAtlantic are subject and the section of this joint proxy statement/prospectus entitled “Information About Bluegreen – Regulation” for additional information regarding the regulations to which Bluegreen is subject.

Competition

See “Financial Services Segments – Competition” below for a discussion regarding the competition that BankAtlantic faces in the banking and financial services industry and the section of this joint proxy statement/prospectus entitled “Information About Bluegreen – Competition” for a discussion regarding the competition which Bluegreen faces in conducting its business.

Business Segments

BFC’s business activities currently consist of (i) Real Estate and Other and (ii) Financial Services. Since its acquisition of a controlling interest in Bluegreen on November 16, 2009, BFC has reported the results of its business activities through six segments. Four of the segments relate to BFC’s Real Estate and Other business activities. These segments are: BFC Activities; Real Estate Operations; and Bluegreen Resorts and Bluegreen Communities, the two segments through which Bluegreen’s business was historically conducted. As previously described, Bluegreen’s board of directors made a determination during June 2011 to seek to sell Bluegreen Communities, or all, or substantially all of its assets. As a consequence, Bluegreen Communities is accounted for as a discontinued operation for all periods subsequent to November 16, 2009 in the consolidated financial statements included in this joint proxy statement/prospectus. BFC’s other two segments – BankAtlantic and BankAtlantic Bancorp Parent Company—relate to BFC’s Financial Services business activities and include BankAtlantic Bancorp’s results of operations.

Real Estate and Other Activities Segments

BFC Activities

The BFC Activities segment consists of BFC operations, its investment in Benihana and the other operations of Woodbridge described below.

BFC Operations. BFC operations primarily consist of BFC’s corporate overhead and general and administrative expenses, including the expenses of Woodbridge, the financial results of a venture partnership that BFC controls and other equity investments, as well as income and expenses associated with BFC’s shared service operations which provides human resources, risk management, investor relations and executive office administration services to BankAtlantic Bancorp and Bluegreen. BFC Operations also include investments made by BFC’s wholly-owned subsidiary, BFC/CCC, Inc. (“BFC/CCC”).

Investment in Benihana. Benihana is a NASDAQ-listed company which historically had two listed classes of common shares: Common Stock (BNHN) and Class A Common Stock (BNHNA). During 2004, BFC

purchased 800,000 shares of Series B Convertible Preferred Stock of Benihana for $25.00 per share. BFC received quarterly dividends on these preferred shares at an annual rate equal to 5% or $1.25 per share, payable on the last day of each calendar quarter. During May and July 2011, BFC converted an aggregate of 300,000 shares of Benihana’s Series B Convertible Preferred Stock into 595,049 shares of Benihana’s Common Stock. On October 7, 2011, BFC converted the remaining 500,000 shares of Benihana’s Series B Convertible Preferred Stock that it owned into 987,528 shares of Benihana’s Common Stock. These conversions were effected to facilitate shareholder approval of Benihana’s proposal to reclassify each share of its Class A Common Stock into one share of its Common Stock. The reclassification proposal was approved by Benihana’s shareholders on November 17, 2011. BFC currently owns an aggregate of 1,582,577 shares of Benihana’s Common Stock, representing an approximately 9% voting and economic interest in Benihana.

Other Operations of Woodbridge. Other operations of Woodbridge include the activities of Snapper Creek Equity Management, LLC (“Snapper Creek”) and other joint ventures and investments, such as Pizza Fusion Holdings, Inc. (“Pizza Fusion”), a restaurant operator and franchisor engaged in the quick service and organic food industries. Woodbridge holds an equity interest of approximately 45% in Pizza Fusion, which currently includes all of the outstanding shares of Pizza Fusion’s Series B Convertible Preferred Stock. Pizza Fusion’s Series B Convertible Preferred Stock is entitled to special voting rights, including the right, to the extent Woodbridge chooses to do so, to elect a majority of Pizza Fusion’s board of directors. As a result, the operations of Pizza Fusion are currently consolidated in BFC’s financial statements. However, Pizza Fusion has submitted a reclassification proposal to its shareholders to convert all shares of its capital stock, including the Series B Convertible Preferred Stock, into shares of its Common Stock. It is expected that, if this reclassification proposal is approved, Pizza Fusion’s operations will no longer be consolidated in BFC’s financial statements.

Real Estate Operations

The Real Estate Operations segment is comprised of the real estate operations of Woodbridge and its subsidiaries which were historically engaged in real estate business activities. These activities were concentrated in Florida and South Carolina and included the development and sale of land, the construction and sale of single family homes and townhomes and the leasing of commercial properties through Core prior to its liquidation in 2010 and Carolina Oak, which engaged in homebuilding activities in South Carolina prior to the suspension of those activities in the fourth quarter of 2008. The Real Estate Operations segment also includes the operations of Cypress Creek Holdings, LLC (“Cypress Creek Holdings”), which engages in leasing activities.

Core Communities. Historically, the activities of Core Communities focused on the development of a master-planned community in Port St. Lucie, Florida called Tradition, Florida and a community outside of Hardeeville, South Carolina called Tradition Hilton Head. Until 2009, Tradition, Florida was in active development as was Tradition Hilton Head, although in a much earlier stage.

During 2010, demand for residential and commercial inventory showed no signs of recovery, particularly in the geographic regions where Core’s properties are located. In early 2010, Woodbridge made the decision to pursue an orderly liquidation of Core and worked cooperatively with various lenders to achieve that objective. During November 2010, Core entered into a settlement agreement with one of its lenders, which had previously commenced actions seeking foreclosure of mortgage loans totaling approximately $113.9 million collateralized by property in Florida and South Carolina. Under the terms of the agreement, Core pledged additional collateral to the lender consisting of membership interests in five of Core’s subsidiaries and granted security interests in the acreage owned by such subsidiaries in Port St. Lucie, Florida, substantially all of which is undeveloped raw land. Core also agreed to an amendment of the complaint related to the Florida foreclosure action to include this additional collateral and an entry into consensual judgments of foreclosure in both the Florida and South Carolina foreclosure actions. In consideration therefor, the lender agreed not to enforce a deficiency judgment against Core and, during February 2011, released Core from any other claims arising from or relating to the loans. As of November 30, 2010, Core deconsolidated the five subsidiaries, the membership interests in which were transferred to the lender upon entry into the consensual judgments of foreclosure. In connection therewith and in accordance with accounting guidance for consolidation, a guarantee obligation “deferred gain on settlement of investment in subsidiary” of $11.3 million was recorded in BFC’s consolidated statement of financial condition as of December 31, 2010. Core received its general release of liability, and accordingly the deferred gain on settlement of investment in subsidiary was recognized into income during the first quarter of 2011. Approximately $27.2 million of the $113.9 million of mortgage loans described above was collateralized by property in South Carolina which had an estimated carrying value of approximately $19.4 million at September 30, 2011 and was subject to separate foreclosure proceedings. While Core was released by the lender from any other claims relating to the loans, applicable accounting guidance required that the $27.2 million of debt and associated $19.4 million of collateral remain in Core’s financial statements until the foreclosure proceedings were completed, which occurred during the fourth quarter of 2011.

In December 2010, Core and one of its subsidiaries entered agreements, including, without limitation, a Deed in Lieu of Foreclosure Agreement, with one of their lenders which resolved the foreclosure proceedings commenced by the lender related to property at Tradition Hilton Head which served as collateral for a $25 million loan. Pursuant to the agreements, Core’s subsidiary transferred to the lender all of its right, title and interest in and to the property which served as collateral for the loan as well as certain additional real and personal property. In consideration therefor, the lender released Core and its subsidiary from any claims arising from or relating to the loan. In accordance with applicable accounting guidance, this transaction was accounted for as a troubled debt restructuring and, accordingly, a $13.0 million gain on debt extinguishment was recognized in BFC’s consolidated statement of operations for the year ended December 31, 2010.

Carolina Oak. In 2007, Woodbridge acquired from Levitt and Sons LLC, a former wholly-owned subsidiary of Woodbridge (“Levitt and Sons”), all of the outstanding membership interests in Carolina Oak, a South Carolina limited liability company (formerly known as Levitt and Sons of Jasper County, LLC). As a result of the significant challenges faced during 2009, Woodbridge made the decision to cease all activities at Carolina Oak. In the fourth quarter of 2009, the inventory of real estate at Carolina Oak was reviewed for impairment and a $16.7 million impairment charge was recorded to adjust the carrying amount of Carolina Oak’s inventory to its fair value of $10.8 million. Woodbridge is the obligor under a $37.2 million loan that is collateralized by the Carolina Oak property. During 2009, the lender declared the loan to be in default and filed an action for foreclosure. During April 2011, a settlement agreement was entered into to resolve the disputes and litigation relating to the loan. Under the terms of the settlement agreement, (i) Woodbridge paid $2.5 million to the note holder, (ii) Carolina Oak conveyed to the note holder the real property securing the loan and (iii) the note holder agreed not to pursue certain remedies, including a deficiency judgment, and after the expiration of an agreed-upon time period, to fully release Woodbridge and Carolina Oak, in each case subject to certain conditions.

Cypress Creek Holdings. Cypress Creek Holdings owned an 80,000 square foot office building in Fort Lauderdale, Florida which was previously 50% occupied by an unaffiliated third party pursuant to a lease which expired in March 2010. The tenant opted not to renew the lease and vacated the space as of March 31, 2010. After efforts to lease the space proved unsuccessful, the lender with respect to the office building agreed to permit Cypress Creek Holdings to pursue a short sale of the building. During January 2012, the building was sold for approximately $10.8 million. As of December 31, 2010 and 2009, BFC evaluated the value of the office building for impairment in accordance with the accounting guidance for the impairment or disposal of long-lived assets and determined that the carrying value exceeded the fair value. Accordingly, during 2010 and 2009, BFC recognized impairment charges related to the office building of $3.9 million and $4.3 million, respectively.

Levitt and Sons. Acquired in December 1999, Levitt and Sons was a developer of single family homes and town home communities for active adults and families in Florida, Georgia, Tennessee and South Carolina. In connection with the deterioration of economic conditions, increased inventory levels combined with weakened consumer demand for housing and tightened credit requirements negatively affected sales, deliveries and margins throughout the homebuilding industry. Levitt and Sons experienced decreased orders, decreased margins and increased cancellation rates on homes in backlog. Excess supply, particularly in Florida, in combination with a reduction in demand resulting from tightened credit requirements and reductions in credit availability, as well as buyers’ fears about the direction of the market, exerted continuous downward pricing pressure for residential homes.

On November 9, 2007 (the “Petition Date”), Levitt and Sons and substantially all of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the Southern District of Florida (the “Bankruptcy Court”). In connection with the filing of the Chapter 11 Cases, BFC deconsolidated Levitt and Sons as of November 9, 2007, eliminating all future operations from its financial results of operations. As a result of the deconsolidation of Levitt and Sons, BFC recorded its interest in Levitt and Sons under the cost method of accounting. During June 2008, Woodbridge entered into a settlement agreement (the “Settlement Agreement”) with the Debtors and the Joint Committee of Unsecured Creditors appointed in the Chapter 11 Cases (the “Joint Committee”). Pursuant to the Settlement Agreement, as it was subsequently amended, Woodbridge agreed to (i) pay $8 million to the Debtors’ bankruptcy estates (sometimes referred to herein as the “Debtors’ Estate”), (ii) place $4.5 million in a release fund to be disbursed to third party creditors in exchange for a third party release and injunction, (iii) make a $300,000 payment to a deposit holders fund and (iv) share a percentage of any tax refund attributable to periods prior to the bankruptcy with the Debtors’ Estate. In addition, Woodbridge agreed to waive and release substantially all of the claims it had against the Debtors, including administrative expense claims through July 2008, and the Debtors (joined by the Joint Committee) agreed to waive and release any claims they had against Woodbridge and its affiliates. On February 20, 2009, the Bankruptcy Court entered an order confirming a plan of liquidation jointly proposed by Levitt and Sons and the Joint Committee. That order also approved the settlement pursuant to the Settlement Agreement, as amended. No appeal or rehearing of the Bankruptcy Court’s order was filed by any party, and the settlement was consummated on March 3, 2009, at which time payment was made in accordance with the terms and conditions of the Settlement Agreement, as amended. Under the cost method of accounting, the cost of settlement and the related $52.9 million liability (less $500,000 which was determined as the settlement holdback and remained as an accrual pursuant to the Settlement Agreement), was recognized into income in the first quarter of 2009, resulting in a $40.4 million gain on settlement of investment in subsidiary. In the fourth quarter of 2009, BFC accrued approximately $10.7 million representing the portion of a tax refund to which the Debtors’ Estate is entitled pursuant to the Settlement Agreement. As a result, the gain on settlement of investment in subsidiary for the year ended December 31, 2009 was $29.7 million. Additionally, in the second quarter of 2010, BFC increased the $10.7 million accrual by approximately $1.0 million representing the portion of an additional tax refund which we expected to receive due to a recent change in IRS guidance that will likely be required to be paid to the Debtors’ Estate. This additional tax refund was received during the fourth quarter of 2011. As of December 31, 2010 and September 30, 2011, BFC had placed into escrow approximately $8.4 million under the Settlement Agreement, which represented the portion of the tax refund which is payable to the Debtors’ Estate under the Settlement Agreement. This amount is included as restricted cash in BFC’s consolidated statements of financial condition as of those dates.

Bluegreen

The other two business segments through which BFC has reported the results of its Real Estate and Other activities are Bluegreen Resorts and Bluegreen Communities, the two segments through which Bluegreen’s business was historically conducted. For detailed information regarding Bluegreen’s business, the proposed sale of substantially all of the assets of Bluegreen Communities and the related classification of Bluegreen Communities as a discontinued operation, and other information relating to Bluegreen, see the sections of this joint proxy statement/prospectus entitled “Information About Bluegreen” and “Bluegreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Business

(BankAtlantic Bancorp)

Financial Services Segments

BFC’s Financial Services business activities are comprised of the operations of BankAtlantic Bancorp. BankAtlantic Bancorp presents its results in two reportable segments and its results of operations are consolidated with BFC. The only assets available to BFC from BankAtlantic Bancorp are dividends when and if declared and paid by BankAtlantic Bancorp. BankAtlantic Bancorp is a separate public company and its management prepared the following discussion. Except to the extent necessary to update material developments based on subsequent public disclosure by BankAtlantic Bancorp, the following discussion has been extracted without change from BankAtlantic Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2010. Accordingly, references to the “Company,” “we,” “us” or “our” in the following discussion are references to BankAtlantic Bancorp and its subsidiaries, and references to the “Parent Company” are references to BankAtlantic Bancorp, and none of the foregoing are references to BFC or Bluegreen. For additional information regarding BankAtlantic Bancorp, including additional information regarding BankAtlantic Bancorp’s proposed sale of BankAtlantic and other events occurring since the filing date of BankAtlantic Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2010, see the “Financial Services” portion of the section of this joint proxy statement/prospectus entitled “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the notes to BFC’s consolidated financial statements included in this joint proxy statement/prospectus. Readers are also referred to BankAtlantic Bancorp’s filings with the SEC. See “Where You Can Find More Information.”

BankAtlantic Bancorp

BankAtlantic Bancorp is a Florida-based bank holding company and owns BankAtlantic and its subsidiaries. BankAtlantic provides a full line of products and services encompassing retail and business banking.

BankAtlantic Bancorp’s Internet website address is www.bankatlanticbancorp.com. BankAtlantic Bancorp’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports are available free of charge through its website, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. BankAtlantic Bancorp’s Internet website and the information contained in or connected to its website are not incorporated into, and are not part of this, document.

As of December 31, 2010, BankAtlantic Bancorp had total consolidated assets of approximately $4.5 billion and stockholders’ equity of approximately $14.7 million.

Recent Developments

On November 1, 2011, BankAtlantic Bancorp entered into a definitive agreement to sell BankAtlantic to BB&T Corporation (“BB&T”). In acquiring BankAtlantic, based on September 30, 2011 balances, BB&T will acquire approximately $2.1 billion in loans and assume approximately $3.3 billion in deposits. The deposit premium estimated to be $301 million based on the September 30, 2011 balances represents 9.05% of total deposits and 10.32% of non-CD deposits at September 30, 2011. The deposit premium will be increased or decreased based upon the average daily closing balance of non-CD deposits during a specified pre-closing period provided that the deposit premium will not exceed $315.9 million. As part of the transaction, BankAtlantic will distribute to BankAtlantic Bancorp specifically identified assets, including certain performing and non-performing loans and tax certificates, real estate owned, and related reserves, which in the aggregate was recorded on the balance sheet of BankAtlantic at approximately $623.6 million as of September 30, 2011. At September 30, 2011, the assets to be distributed included approximately $271.3 million of performing loans, $315.2 million of non-performing loans, of which $96.5 million were paying as agreed, $18.7 million in tax certificates, $83.4 million of real estate owned, and reserves related to these assets totaling $81.9 million. At the

Business

(BankAtlantic Bancorp)

closing of the transaction, the sum of the deposit premium and the net asset value of BankAtlantic as calculated pursuant to the terms of the agreement as of the closing after giving effect to the distribution of the assets described above will be paid in cash. If the sum is a positive number it will be paid by BB&T to BankAtlantic Bancorp, and if the sum is a negative number it will be paid by BankAtlantic Bancorp to BB&T. The agreement also requires that BankAtlantic Bancorp pay all accrued deferred interest to its trust preferred securities holders at the next scheduled payment date subsequent to closing. Closing of the transaction is subject to receipt of required regulatory approvals and other customary closing conditions. Following the announcement of the agreement, the holders of certain of BankAtlantic Bancorp’s trust preferred securities and trustees of the trusts which issued the securities brought litigation against BankAtlantic Bancorp, which could result in, among other things, the consummation of the transaction being enjoined or the acceleration of the amounts outstanding under the trust preferred securities. See the risk factor captioned, “The transaction between BB&T and BankAtlantic Bancorp may not be completed on a timely basis, on anticipated terms, or at all, and there are uncertainties and risks to BankAtlantic Bancorp associated with consummating the transaction, including the acceleration of the outstanding TruPs related indebtedness” on page      and “Legal Proceedings — BankAtlantic Bancorp and Its Subsidiaries” beginning on page      for further information.

On February 23, 2011, the Parent Company and BankAtlantic each entered into a Stipulation and Consent to Issuance of Order to Cease and Desist with the Office of Thrift Supervision (“OTS”), the Parent Company’s and BankAtlantic’s primary regulator on that date. The Parent Company and BankAtlantic were historically regulated and subject to regular examination by the OTS. Since July 21, 2011, the regulatory oversight of the Parent Company is under the Federal Reserve Bank (the “Federal Reserve” or “FRB”), and the regulatory oversight of BankAtlantic is under the Office of the Comptroller of the Currency (the “OCC”) as a result of the passage of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Order to Cease and Desist to which the Parent Company is subject is referred to as the “Company Order,” the Order to Cease and Desist to which BankAtlantic is subject is referred to as the “Bank Order” and the Company Order and Bank Order are referred to collectively as the “Orders.” The OTS issued the Orders due to the Company’s losses over the past three years, high levels of classified assets and inadequate levels of capital based on BankAtlantic’s risk profile as determined by the OTS following its examination. The Parent Company submitted written plans to the OTS that address, among other things, BankAtlantic’s capital and set forth the Parent Company’s business plan for the year ending December 31, 2011. In addition, under the terms of the Company Order, the Parent Company is prohibited from taking certain actions without receiving the prior written non-objection of the FRB, including, without limitation, declaring or paying any dividends or other capital distributions and incurring certain indebtedness. The Parent Company is also required to ensure BankAtlantic’s compliance with the terms of the Bank Order as well as all applicable laws, rules, regulations and agency guidance.

Pursuant to the terms of the Bank Order, BankAtlantic is required to maintain a tier 1 (core) capital ratio equal to or greater than 8% and a total risk-based capital ratio equal to or greater than 14%. At September 30, 2011, BankAtlantic had a tier 1 (core) capital ratio of 8.29% and a total risk-based capital ratio of 14.96%. Under the terms of the Bank Order, BankAtlantic has revised certain of its plans, programs and policies and submitted to the OTS certain written plans, including a capital plan, a business plan and a plan to reduce BankAtlantic’s delinquent loans and non-performing assets. If BankAtlantic fails to comply with the capital plan and/or fails to maintain the increased capital ratio requirements, or upon any written request from the OCC, BankAtlantic is required to submit a contingency plan, which must detail actions which BankAtlantic would, in its case, take to either merge with or be acquired by another banking institution. BankAtlantic will not be required to implement such contingency plan until such time as it receives written notification from the OCC to do so. In addition, the Bank Order requires BankAtlantic to limit its asset growth and restricts BankAtlantic from originating or purchasing new commercial real estate loans or entering into certain material agreements, in each case without receiving the prior written non-objection of the OCC. Separately, the OTS confirmed that it has no objection to BankAtlantic originating loans to facilitate the sale of certain assets or the renewal, extension or modification of

Business

(BankAtlantic Bancorp)

existing commercial real estate loans, subject in each case to compliance with applicable regulations and bank policies. The Bank Order prohibits the payment of dividends and other distributions without the prior written non-objection of the OCC. The Orders also include certain restrictions on compensation paid to the senior executive officers of the Parent Company and BankAtlantic, and restrictions on agreements with affiliates.

The Parent Company and BankAtlantic will seek to maintain the higher capital requirements of the Bank Order through efforts that may include the issuance of the Company’s Class A Common Stock through a public or private offering or through initiatives to maintain or improve its regulatory capital position, including operating strategies to increase revenues and to reduce non-interest expenses, asset balances and non-performing loans. There can be no assurance that the Parent Company or BankAtlantic will be able to execute these or other strategies in order to maintain BankAtlantic’s new minimum regulatory capital levels.

Each Order became effective on February 23, 2011 and will remain in effect until terminated, modified or suspended by the OCC, as it relates to the Bank Order, or the FRB, as it relates to the Company Order. No fines or penalties were imposed in connection with either Order. While the Orders formalize steps that the Company believes are already underway, if there is any material failure by the Parent Company or BankAtlantic to comply with the terms of the Orders, unanticipated market factors emerge and/or the Company is unable to successfully execute its plans or comply with other regulatory requirements, then the regulators could take further actions, which could include the imposition of fines and/or additional enforcement actions. Enforcement actions broadly available to regulators include the issuance of a capital directive, removal of officers and/or directors, institution of proceedings for receivership or conservatorship, and termination of deposit insurance. Any such action would have a material adverse effect on the Company’s business, results of operations and financial position.

The consummation of the sale of BankAtlantic pursuant to the above-described agreement with BB&T is expected to result in the termination of the requirements and restrictions of both the Company Order and the Bank Order.

In August 2010, BankAtlantic announced that it had decided to focus on its core markets in South Florida and began seeking a buyer for its 19 branches located in the Tampa, Florida area. In January 2011, BankAtlantic agreed to sell its 19 branches and 2 related facilities in the Tampa area and the associated deposits to PNC Financial Services Group Inc. (“PNC”). The Tampa branch sale was completed on June 3, 2011. PNC paid a 10% premium for the deposits plus the net book value of the acquired real estate and substantially all of the fixed assets associated with the branches and facilities.

BankAtlantic

BankAtlantic is a federally-chartered, federally-insured savings bank organized in 1952. It is one of the largest financial institutions headquartered in Florida and provides traditional retail banking services and a wide range of business banking products and related financial services through a network of branches in southeast Florida, primarily in the metropolitan areas surrounding the cities of Miami, Ft. Lauderdale and West Palm Beach, which are located in the heavily-populated Florida counties of Miami-Dade, Broward and Palm Beach.

BankAtlantic’s primary business activities include:

•	attracting checking and savings deposits from individuals and business customers,

•	originating commercial non-mortgage, consumer and small business loans,

•	holding and actively managing its commercial real estate loan portfolio,

•	purchasing wholesale residential loans, and

•	purchasing investments including primarily mortgage-backed and municipal securities and tax certificates.

Business

(BankAtlantic Bancorp)

BankAtlantic’s business strategy

BankAtlantic began its “Florida’s Most Convenient Bank” strategy in 2002, when it introduced seven-day banking in Florida. This banking initiative contributed to a significant increase in core deposits (demand deposit accounts, NOW checking accounts and savings accounts). BankAtlantic’s core deposits increased from approximately $600 million as of December 31, 2001 to $2.8 billion as of December 31, 2010. Additionally, while the increase in core deposits during 2009 and 2010 may reflect, in part, favorable market conditions generally, we believe that the implementation of new strategies in 2008 further extend our visibility in the market and increased customer loyalty and contributed significantly to the increase in core deposit balances.

Over the past three years, management has implemented initiatives with a view to managing capital in the current adverse economic environment. These initiatives primarily included reducing risk-based asset levels through loan and securities repayments in the ordinary course, reducing total assets, eliminating cash dividends to the Parent Company and reducing expenses. These initiatives, while important to maintaining capital ratios, have also had the effect of negatively impacting results from operations as the reduction in asset levels resulted in a reduction of earning assets adversely impacting our net interest income. BankAtlantic’s regulatory capital ratios have also been enhanced through capital contributions from the Parent Company. During the years ended December 31, 2010, 2009 and 2008, the Parent Company contributed capital of $28 million, $105 million and $65 million, respectively, to BankAtlantic. As a result of the contributions and BankAtlantic’s core operations, BankAtlantic was able to maintain the following capital ratios over the past three years:

		For the Years Ended December 31,
		2010	2009	2008
Total risk-based capital	%	11.72	12.56	11.63
Tier 1 risk-based capital	%	9.68	10.63	9.80
Tier 1/core capital	%	6.22	7.58	6.80

As described above, BankAtlantic is currently required pursuant to the Bank Order to maintain a core capital ratio of 8% and a total risk-based capital ratio of 14%. At September 30, 2011, BankAtlantic had a core capital ratio of 8.29% and a total risk-based capital ratio of 14.96%. BankAtlantic’s regulatory capital requirements were raised based on the determination by BankAtlantic’s primary regulator that BankAtlantic had inadequate capital given its level of criticized assets and its concentration of high risk commercial real estate and construction loans as well as excessive losses over the past three years.

The economic recession and the substantial decline in real estate values throughout the United States, and particularly in Florida, have had an adverse impact on the credit quality of BankAtlantic’s loan portfolio. BankAtlantic’s non-performing assets increased from $197.9 million at December 31, 2007 to $438.9 million at December 31, 2010. In response, we have taken steps to attempt to address credit risk which included:

•	Focused efforts and enhanced staffing relating to loan work-outs, collection processes and valuations;

•	Ceased originating land and residential acquisition, development and construction loans;

•	Substantially reduced home equity loan originations through underwriting requirements based on lower loan to value ratios;

•	Froze certain home equity loan unused lines of credit based on declines in borrower credit scores or the market value of loan collateral; and

•	Transferred certain non-performing commercial real estate loans to the Parent Company in March 2008 in exchange for $94.8 million.

BankAtlantic continued initiatives to decrease operating expenses during 2010. These initiatives included, among others, lowering advertising and marketing expenditures, reducing store and call center hours,

Business

(BankAtlantic Bancorp)

consolidating back-office operations and staffing levels, and renegotiating vendor contracts. During 2011, management intends to seek additional efficiencies through the sale of its Tampa branches. BankAtlantic is also continuing to evaluate its products and services as well as its delivery systems and back-office support infrastructure with a view toward enhancing its operational efficiency.

As part of BankAtlantic’s efforts to diversify its loan portfolio and reduce its concentration on commercial real estate and construction loans, BankAtlantic’s loan originations during 2010 were focused on small business and commercial non-mortgage loans originated through its retail and lending networks. BankAtlantic anticipates that it will continue to emphasize small business and commercial non-real estate lending and that the percentage represented by its commercial real estate and residential mortgage loan portfolio balances will decline during 2011, through the scheduled repayment of existing loans and the fact that BankAtlantic is generally not originating new commercial real estate loans.

Loan Products

BankAtlantic offers a number of lending products. Historically, primary lending products have included residential loans, commercial real estate loans, consumer loans, and small business and commercial non-mortgage loans.

Residential: BankAtlantic purchases residential loans in the secondary markets that have been originated by other institutions. These loans, which are serviced by independent servicers, are secured by properties located throughout the United States. Residential loans are typically purchased in bulk and are generally non-conforming loans under agency guidelines due primarily to the size of the individual loans (“jumbo loans”). Some of the purchased residential loans are interest-only loans. These loans result in possible future increases in a borrower’s loan payments when the contractually required repayments increase due to interest rate adjustments or when required amortization of the principal amount commences. These payment increases could affect a borrower’s ability to repay the loan and result in increased defaults and losses. At December 31, 2010, BankAtlantic’s residential loan portfolio included $550.2 million of interest-only loans, $52.1 million of which will become fully amortizing and have interest rates reset in 2011. The credit scores and loan-to-value ratios for interest-only loans are similar to those of amortizing loans. BankAtlantic sought to manage the credit risk associated with these loans by limiting purchases of interest-only loans to those originated to borrowers that it believed to be credit worthy and with loan-to- value and total debt to income ratios within agency guidelines. BankAtlantic did not purchase or originate sub-prime, option-arm, “pick-a-payment” or negative amortizing residential loans. Loans in the purchased residential loan portfolio generally do not have prepayment penalties. As part of its initiative to reduce assets with a view toward improving liquidity and regulatory capital ratios, BankAtlantic purchased $9.9 million and $6.5 million of these loans during 2010 and 2009, respectively.

BankAtlantic originates residential loans to customers that are then sold on a servicing released basis to a correspondent. It also originates and holds certain residential loans, which are made primarily to “low to moderate income” borrowers in accordance with requirements of the Community Reinvestment Act. The underwriting of these loans generally follows government agency guidelines and independent appraisers typically perform on-site inspections and valuations of the collateral.

Commercial Real Estate: BankAtlantic provided commercial real estate loans for acquisition, development and construction of various types of properties including office buildings, retail shopping centers, residential construction and other non-residential properties. BankAtlantic also provided loans to acquire or refinance existing income-producing properties. These loans were primarily secured by property located in Florida. Commercial real estate loans were generally originated in amounts based upon the appraised value of the collateral or estimated cost to construct, generally had a loan-to value ratio at the time of origination of less than 80%, and generally required that one or more of the principals of the borrowing entity guaranteed these loans. Most of these loans have variable interest rates and are indexed to either prime or LIBOR rates. Due to high

Business

(BankAtlantic Bancorp)

concentrations of commercial real estate and construction loans in BankAtlantic’s loan portfolio, BankAtlantic ceased the origination of commercial real estate loans during the year ended December 31, 2010. Additionally, pursuant to the Bank Order, BankAtlantic has agreed to cease the purchase or origination of new commercial real estate loans unless it receives the prior written non-objection of the OTS Regional Director. However, BankAtlantic may originate new loans to facilitate the sale of nonperforming assets or criticized assets and. fund commercial real estate loan commitments entered into before November 1, 2010, make protective advances for taxes and insurance, renew, extend or modify existing commercial real estate loans, provided that such funding complies with regulatory underwriting guidelines and BankAtlantic’s lending policies.

BankAtlantic’s commercial real estate loan portfolio is divided into four loan classes; commercial residential, commercial owner occupied, commercial land, and commercial other.

Commercial residential real estate loans have resulted in significant losses to BankAtlantic. This class of loans is divided into three categories—builder land bank loans, land acquisition and development loans, and land acquisition, development and construction loans. The builder land bank loan category consists of land loans to borrowers who have or had land purchase option agreements with regional and/or national builders. These loans were originally underwritten based on projected sales of the developed lots to the builders/option holders, and timely repayment of the loans is primarily dependent upon the sale of the property pursuant to the options. If the lots are not sold as originally anticipated, the borrowers may not be in a position to service the loans, with the likely result being an increase in loan losses in this category. The land acquisition and development loan category consists of loans secured by residential land which was intended to be developed by the borrower and sold to homebuilders. We believe that the underwriting on these loans was generally more stringent than builder land bank loans, as an option agreement with a regional or national builder did not exist at the origination date. The land acquisition, development and construction loans are secured by residential land which was intended to be fully developed by the borrower who also might have plans to construct homes on the property. These loans generally involved property with a longer investment and development horizon, and were guaranteed by the borrower or individuals so it was expected that the borrower would have the ability to service the debt for a longer period of time. However, based on the declines in value in the Florida real estate market, all loans collateralized by Florida real estate expose the Bank to significant risk.

Commercial real estate owner occupied loans are also real estate collateralized loans; however, the primary source of repayment is the cash flow from the business operated on the premises of the collateralized property.

Commercial real estate land loans include loans secured by the sale of land and commercial land held for investment purposes. These loans are generally to borrowers that intend to expand the zoning of the property and ultimately sell the property to developers. These loans are considered higher risk than owner occupied or loans with income producing collateral as the repayment of the loan is dependent on the sale of the collateral or the financial strength of the borrower or guarantors.

Commercial other real estate loans are primarily secured by income producing property which includes shopping centers, office buildings, self storage facilities, and warehouses.

BankAtlantic has sold participations in certain commercial real estate loans that it originated. BankAtlantic administers the loans and provides participants periodic reports on the progress of the project for which the loan was made. Major decisions regarding the loans are made by the participants on either a majority or unanimous basis. As a result, BankAtlantic generally cannot significantly modify the loans without either majority or unanimous consent of the participants. BankAtlantic’s sale of loan participations has the effect of reducing its exposure on individual projects, and was required in some cases in order to comply with the regulatory “loans to one borrower” limitations. BankAtlantic has also purchased commercial real estate loan participations from other

Business

(BankAtlantic Bancorp)

financial institutions, and in such cases BankAtlantic may not be in a position to control decisions made with respect to the loans.

Standby Letters of Credit and Commitments: Standby letters of credit are conditional commitments issued by BankAtlantic to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is the same as extending loans to customers. BankAtlantic may hold certificates of deposit, liens on corporate assets and liens on residential and commercial property as collateral for letters of credit. BankAtlantic issues commitments for commercial real estate and commercial non-mortgage loans.

Commercial non-mortgage loans: These loans are generally business loans secured by the receivables, inventory, equipment, and/or general corporate assets of the borrowers. These loans generally have variable interest rates that are Prime or LIBOR based and are typically originated for terms ranging from one to five years.

Consumer: Consumer loans primarily consist of loans to individuals originated through BankAtlantic’s retail network. Approximately 97% of consumer loans are home equity lines of credit secured by a first or second mortgage on the primary residence of the borrower, substantially all of which is located in Florida. Approximately 26% of home equity lines of credit balances are secured by a first mortgage on the property. Home equity lines of credit have prime-based interest rates and generally mature in 15 years. Other consumer loans generally have fixed interest rates with terms ranging from one to five years. The credit quality of consumer loans is adversely impacted by increases in the unemployment rate and declining real estate values. During the past three years, BankAtlantic experienced higher than historical losses in this portfolio as a result of deteriorating economic conditions in Florida. In an attempt to address this issue, BankAtlantic has adopted more stringent underwriting criteria for consumer loans which has had the effect of significantly reducing consumer loan originations.

Small Business: BankAtlantic originates small business loans to companies located primarily in markets within BankAtlantic’s branch network. Small business loans are primarily originated on a secured basis and do not generally exceed $2.0 million. These loans are generally originated with maturities ranging from one to three years or are due upon demand. Lines of credit extended to small businesses are due upon demand. Small business loans have either fixed or variable prime-based interest rates.

Business

(BankAtlantic Bancorp)

The composition of the loan portfolio was (in millions):

	As of December 31,
	2010		2009		2008		2007		2006
	Amount	Pct	Amount	Pct	Amount	Pct	Amount	Pct	Amount	Pct
Loans receivable:
Real estate loans:
Residential	$1,222	40.31	1,550	42.35	1,930	45.34	2,156	47.66	2,151	46.81
Consumer—home equity	604	19.92	670	18.31	719	16.89	676	14.94	562	12.23
Construction and development	145	4.78	223	6.09	301	7.07	416	9.20	475	10.34
Commercial	744	24.54	897	24.51	930	21.85	882	19.49	973	21.17
Small business	203	6.70	213	5.82	219	5.14	212	4.69	187	4.07
Other loans:
Commercial non-mortgage	134	4.42	154	4.21	143	3.36	131	2.9	157	3.42
Small business non-mortgage	99	3.26	99	2.70	108	2.54	106	2.34	98	2.13
Consumer	19	0.63	21	0.57	26	0.61	31	0.68	26	0.57
Loans held for sale	21	0.69	4	0.11	3	0.07	4	0.09	9	0.20

Total	3,191	105.26	3,831	104.67	4,379	102.87	4,614	101.99	4,638	100.94

Adjustments:
Unearned discounts (premiums)	(2)	(0.06)	(3)	(0.08)	(3)	(0.07)	(4)	(0.09)	(1)	(0.02)
Allowance for loan losses	161	5.31	174	4.75	125	2.94	94	2.08	44	0.96

Total loans receivable, net	$3,032	100.00	3,660	100.00	4,257	100.00	4,524	100.00	4,595	100.00

At March 31, 2008, BankAtlantic transferred $101.5 million of non-performing commercial loans to a subsidiary of the Parent Company and the loans are not reported on the above table as of December 31, 2010, 2009 and 2008.

Included in BankAtlantic’s commercial and construction and development loan portfolios were the following commercial residential loans (in millions):

	As of December 31,
	2010	2009	2008	2007
Builder land bank loans	$10	44	62	150
Land acquisition and development loans	119	172	210	245
Land acquisition, development and construction loans	4	11	32	108

Total commercial residential loans	$133	227	304	503

Investments

Securities available for sale. BankAtlantic invests in obligations of, or securities guaranteed by the U.S. government or its agencies. These include mortgage-backed securities and real estate mortgage investment conduits (“REMICs”). BankAtlantic’s securities available for sale portfolio at December 31, 2010 reflects a decision to seek high credit quality and securities guaranteed by government sponsored enterprises in an attempt to minimize credit risk in its investment portfolio to the extent possible. During 2010, BankAtlantic began investing in municipal and agency securities that mature in less than two years. These short-term investments carried higher yields than alternative short-term investments. The available for sale securities portfolio serves as a source of liquidity as well as a means to moderate the effects of interest rate changes. The decision to purchase

Business

(BankAtlantic Bancorp)

and sell securities from time to time is based upon a current assessment of the economy, the interest rate environment, and capital and liquidity strategies and requirements. BankAtlantic’s investment portfolio does not include credit default swaps, commercial paper, collateralized debt obligations, structured investment vehicles, auction rate securities, trust preferred securities or equity securities in Fannie Mae or Freddie Mac.

Tax Certificates. Tax certificates are evidences of tax obligations that are sold through auctions or bulk sales by various state and local taxing authorities. A tax obligation arises when the property owner fails to timely pay the real estate taxes on the property. Certain municipalities bulk sale their entire tax certificates for the prior year by auctioning the portfolio to the highest bidder instead of auctioning each certificate separately. Tax certificates represent a priority lien against the real property for the delinquent real estate taxes. The minimum repayment to satisfy the lien is the certificate amount plus the interest accrued through the redemption date, plus applicable penalties, fees and costs. Tax certificates have no payment schedule or stated maturity. If the certificate holder does not file for the deed within established time frames, the certificate may become null and void and lose its value. BankAtlantic’s experience with this type of investment has generally been favorable because the rates earned are generally higher than many alternative investments and substantial repayments typically occur over a one-year period. During 2008, BankAtlantic discontinued acquiring tax certificates through bulk acquisitions as it experienced higher than historical losses from these types of acquisitions. During 2009 and 2010, BankAtlantic purchased tax certificates primarily in Florida and expects that the majority of tax certificates it acquires in 2011 will be in Florida.

The composition, yields and maturities of BankAtlantic’s securities available for sale, investment securities and tax certificates were as follows (dollars in thousands):

	Tax Certificates	Treasury and Agencies	Tax-Exempt Securities	Taxable Securities	Mortgage- Backed Securities	Corporate Bond and Other	Total	Weighted Average Yield
December 31, 2010
Maturity: (1)
One year or less	$34,725	—	160,395	19,922	—	—	215,042	1.70%
After one through five years	56,013	60,143	1,728	—	216	—	118,100	3.24
After five through ten years	—	—		—	24,406	—	24,406	3.64
After ten years	—	—		—	156,261	—	156,261	2.57

Fair values (2)	$90,738	60,143	162,123	19,922	180,883	—	513,809	2.41%

Amortized cost (2)	$89,789	60,000	162,113	19,936	171,253		503,091	3.37%

Weighted average yield based on fair values	5.46	5.66	0.95	1.32	3.41	—	2.41
Weighted average maturity (yrs)	2.1	2.7	0.50	0.53	20.58	—	7.88

December 31, 2009
Fair values (2)	$112,472	—	—	—	319,292	250	432,014	4.00%

Amortized cost (2)	$110,991	—	—	—	307,314	250	418,555	5.35%

December 31, 2008
Fair values (2)	$224,434	—	—	—	699,224	250	923,908	5.25%

Amortized cost (2)	$213,534	—	—	—	687,344	250	901,128	6.00%

Business

(BankAtlantic Bancorp)

(1)	Except for tax certificates, maturities are based upon contractual maturities. Tax certificates do not have stated maturities, and estimates in the above table are based upon historical repayment experience (generally 2 years).
(2)	Equity and tax exempt securities held by the Parent Company with a cost of $1.5 million, $1.5 million and $3.6 million and a fair value of $1.5 million, $1.5 million and $4.1 million, at December 31, 2010, 2009 and 2008, respectively, were excluded from the above table. At December 31, 2010, equities held by BankAtlantic with a cost of $1.3 million and a fair value of $1.3 million were excluded from the above table.

A summary of the amortized cost and gross unrealized appreciation or depreciation of estimated fair value of tax certificates and securities available for sale follows (in thousands):

	December 31, 2010 (1)
	Amortized Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Estimated Fair Value
Tax certificates:
Cost equals market	$89,789	949	—	90,738
Securities available for sale:
Investment securities:
Cost equals market	—	—	—	—
Market over cost	76,436	41	—	76,477
Cost over market	105,613	—	(45)	105,568
Mortgage-backed securities :
Cost equals market	—	—	—	—
Market over cost	231,253	9,773	—	241,026
Cost over market	—	—	—	—

Total	$503,091	10,763	(45)	513,809

(1)	The above table excludes equity securities held by the Parent Company with a cost and fair value of $1.5 million at December 31, 2010 and equities held by BankAtlantic with a cost and fair value of $1.3 million at December 31, 2010.

Deposit products and borrowed funds

Deposits. BankAtlantic offers checking and savings accounts to individuals and business customers. These include commercial demand deposit accounts, retail demand deposit accounts, savings accounts, money market accounts, certificates of deposit, various NOW accounts and IRA and Keogh retirement accounts. BankAtlantic also obtains deposits from municipalities. BankAtlantic solicited deposits from customers in its geographic market through marketing and relationship banking activities primarily conducted through its sales force and store network. BankAtlantic primarily solicited deposits at its branches (or stores) through its “Florida’s Most Convenient Bank” initiative and more recently through its relationship marketing strategy. The Dodd-Frank Wall Street Reform and Consumer Protection Act permanently raised the maximum standard deposit insurance to $250,000 per depositor and the Act provides full deposit insurance coverage on non-interest bearing deposit accounts until January 1, 2013.

Federal Home Loan Bank (“FHLB”) Advances. BankAtlantic is a member of the FHLB of Atlanta and can obtain secured advances from the FHLB of Atlanta. These advances can be collateralized by a security lien against its residential loans, certain commercial loans, consumer home equity loans and securities. In addition, BankAtlantic must maintain certain levels of FHLB stock based upon outstanding advances.

Business

(BankAtlantic Bancorp)

Other Short-Term Borrowings. BankAtlantic’s short-term borrowings generally consist of securities sold under agreements to repurchase and treasury tax and loan borrowings.

•

Securities sold under agreements to repurchase include a sale of a portion of its current investment portfolio (usually mortgage-backed securities and REMICs) at a negotiated rate and an agreement to repurchase the same assets on a specified future date. BankAtlantic issues repurchase agreements to institutions and to its customers. These transactions are collateralized by securities in its investment portfolio but are not insured by the Federal Deposit Insurance Corporation (“FDIC”).

•

Treasury tax and loan borrowings represent BankAtlantic’s participation in the Federal Reserve Treasury Investment Program. Under this program, the Federal Reserve places funds with BankAtlantic obtained from treasury tax and loan payments received by financial institutions.

BankAtlantic’s other borrowings have floating interest rates and consist of mortgage-backed bond and subordinated debentures.

Parent Company

The Parent Company’s operations primarily consist of financing the capital needs of BankAtlantic and its subsidiaries and management of the asset work-out subsidiary. In March 2008, the Parent Company used a portion of the proceeds obtained from the sale of Ryan Beck to Stifel to purchase from BankAtlantic $101.5 million of non-performing loans at BankAtlantic’s carrying value. These loans are held in an asset workout subsidiary wholly-owned by the Parent Company, which has entered into an agreement with BankAtlantic pursuant to which BankAtlantic services the transferred non-performing loans. The Parent Company and BFC also have arrangements pursuant to which BFC provides certain human resources, insurance management, investor relations, real estate advisory services and other administrative services to the Parent and its subsidiaries. The largest expense of the Parent Company is interest expense on junior subordinated debentures issued in connection with trust preferred securities. The Company has the right to defer quarterly payments of interest on the junior subordinated debentures for a period not to exceed 20 consecutive quarters without default or penalty. During each quarter since the first quarter of 2009, the Company has notified the trustees under its junior subordinated debentures that it has elected to defer its quarterly interest payments. During the deferral period, the respective trusts suspend the declaration and payment of dividends on the trust preferred securities. Additionally, during the deferral period, the Company may not pay dividends on or repurchase its common stock. The Parent Company deferred the interest and dividend payments in order to preserve its liquidity in response to current economic conditions. The agreement relating to the proposed sale of BankAtlantic requires that BankAtlantic Bancorp pay all accrued deferred interest to its trust preferred securities holders at the next scheduled payment date subsequent to closing. The holders of certain of BankAtlantic Bancorp’s trust preferred securities have brought litigation against BankAtlantic Bancorp, which could result in, among other things, the consummation of the transaction being enjoined or the acceleration of the amounts outstanding under the trust preferred securities.

Business

(BankAtlantic Bancorp)

The Parent Company had the following cash and investments as of December 31, 2010 (in thousands). We may not receive proceeds equal to the estimated fair value upon the liquidation of the private investment securities.

	As of December 31, 2010
(in thousands)	Carrying Value	Gross Unrealized Depreciation	Estimated Fair Value
Cash and cash equivalents	$12,226	—	12,226
Securities available for sale	10	2	8
Private investment securities	1,500	—	1,500

Total	$13,736	2	13,734

The Parent Company’s work-out subsidiary had the following loans and real estate owned as of December 31, 2010:

(in millions)	Amount
Commercial residential real estate loans	$10
Commercial other	7

Total commercial loans	17
Real estate owned	10

Total loans and real estate owned	$27

Employees

Management believes that its relations with its employees are satisfactory. The Company currently maintains comprehensive employee benefit programs that are considered by management to be generally competitive with programs provided by other major employers in its markets.

The number of employees at the indicated dates was:

	December 31, 2010		December 31, 2009
	Full-Time	Part-time	Full-time	Part-time
BankAtlantic Bancorp	8	—	6	—
BankAtlantic	1,202	162	1,426	212

Total	1,210	162	1,432	212

Business

(BankAtlantic Bancorp)

Properties

The following table sets forth, with respect to BankAtlantic, owned and leased branches by region at December 31, 2010 (excluding the Tampa branches discussed below):

	Miami - Dade	Broward	Palm Beach
Owned full-service branches	9	13	25
Leased full-service branches	10	11	5
Ground leased full-service branches (1)	3	3	1

Total full-service branches	22	27	31

Lease expiration dates	2011-2020	2011-2015	2011-2016

Ground lease expiration dates	2026-2027	2017-2072	2026

(1)	Branches in which BankAtlantic owns the building and leases the land.

The following table sets forth BankAtlantic’s leased drive-through facilities and leased back-office facilities by region at December 31, 2010 (excluding the Tampa facilities discussed below):

	Miami - Dade	Broward	Palm Beach	Orlando / Jacksonville
Leased drive-through facilities	1	2	—	—

Leased drive through expiration dates	2015	2011-2014	—	—

Leased back-office facilities	1	—	—	1

Leased back-office expiration dates	2018	—	—	2013

In prior years, BankAtlantic had acquired land and executed operating leases for store expansion. As of December 31, 2010, BankAtlantic was seeking to sublease the leased properties, and sell the parcels of land which were not used for branch expansion. The following table sets forth the executed leases and land purchased for store expansion by region as of December 31, 2010 (excluding the Tampa operating leases discussed below):

	Miami - Dade	Broward	Palm Beach	Orlando / Jacksonville
Executed leases held for sublease	—	2	1	2

Executed lease expiration dates	—	2013-2030	2028	2028-2029

Land held for sale	—	—	1	4

As previously described, on June 3, 2011, BankAtlantic completed the sale of its 19 branches and 2 related facilities in the Tampa area to PNC. In connection with the sale, BankAtlantic assigned four operating leases relating to property in the Tampa area to PNC.

Competition

The banking and financial services industry is very competitive and is in a transition period. The financial services industry continues to experience a severe downturn and increased competition in the marketplace. We expect continued consolidation in the financial services industry, creating larger financial institutions. Our primary method of competition is emphasis on relationship banking, customer service and convenience.

We face substantial competition for both loans and deposits. Competition for loans comes principally from other banks, savings institutions and other lenders. This competition could decrease the number and size of loans that we make and the interest rates and fees that we receive on these loans.

Business

(BankAtlantic Bancorp)

We compete for deposits with banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds and mutual funds, many of which are uninsured. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to attract new deposits. Increased competition for deposits could increase our cost of funds, reduce our net interest margin and adversely affect our results of operations.

Regulation of Federal Savings Associations

Holding Company

We are a unitary savings and loan holding company within the meaning of the Home Owners’ Loan Act (“HOLA”), as amended. As such, we were historically registered with the OTS and subject to OTS regulations, examinations, supervision and reporting requirements. In addition, the OTS had enforcement authority over us which, among other things, permitted the OTS to restrict or prohibit activities that were determined to be a serious risk to the financial safety, soundness or stability of a subsidiary savings association. Since July 21, 2011, the OTS’ regulatory oversight of us was shifted to the FRB as a result of the passage of the Dodd-Frank Act. Management is in the process of evaluating the potential practical implications of this shift in regulatory jurisdiction, such as possible changes in how the Company’s regulators will examine the Company and what new or different standards they may apply to the Company. As a result of this shift, we expect that the Parent Company will at some point be subject to minimum capital ratios for the first time.

HOLA prohibits a savings and loan holding company, directly or indirectly, or through one or more subsidiaries, from:

•	acquiring another savings institution or its holding company without prior written approval of the OTS;

•

acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary savings institution, a non-subsidiary holding company, or a non-subsidiary company engaged in activities other than those permitted by HOLA; or

•	acquiring or retaining control of a depository institution that is not insured by the FDIC.

In evaluating an application by a holding company to acquire a savings institution, the OTS must consider the financial and managerial resources and future prospects of the company and savings institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

As a unitary savings and loan holding company, we generally are not restricted under existing laws as to the types of business activities in which we may engage provided that BankAtlantic continues to satisfy the Qualified Thrift Lender, or QTL, test. See “Regulation of Federal Savings Associations — BankAtlantic — QTL Test” for a discussion of the QTL requirements. If we were to make a non-supervisory acquisition of another savings institution or of a savings institution that meets the QTL test and is deemed to be a savings institution by the OTS and that will be held as a separate subsidiary, then we would become a multiple savings and loan holding company within the meaning of HOLA and would be subject to limitations on the types of business activities in which we can engage. HOLA limits the activities of a multiple savings institution holding company and its non-insured institution subsidiaries primarily to activities permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act, subject to the prior approval of the FRB, and to other activities authorized by FRB regulation.

Transactions between BankAtlantic, including any of BankAtlantic’s subsidiaries, and us or any of BankAtlantic’s affiliates, are subject to various conditions and limitations. See “Regulation of Federal Savings Associations — BankAtlantic Transactions with Related Parties” and the Bank Order. BankAtlantic must seek

Business

(BankAtlantic Bancorp)

approval from the FRB prior to any declaration of the payment of any dividends or other capital distributions to us. See “Regulation of Federal Savings Associations — BankAtlantic Limitation on Capital Distributions” and the Bank Order.

BankAtlantic

BankAtlantic is a federal savings association and is subject to extensive regulation, examination and supervision. Historically, BankAtlantic was subject to regulation by the OTS, as its chartering agency and primary regulator, and the FDIC, as its deposit insurer. Since July 21, 2011, the OTS’ regulatory oversight of BankAtlantic was shifted to the OCC as a result of the passage of the Dodd-Frank Act. We are in the process of evaluating the implications of this shift in regulatory jurisdiction, such as possible changes in how BankAtlantic’s regulators will examine it and what new or different standards they may apply to BankAtlantic.

BankAtlantic’s deposit accounts are insured up to applicable limits by the Deposit Insurance Fund (“DIF”), which is administered by the FDIC. BankAtlantic must file reports with the OCC and the FDIC concerning its activities and financial condition. Additionally, BankAtlantic must obtain regulatory approvals prior to entering into certain transactions, such as mergers with, or acquisitions of, other depository institutions, and must submit applications or notices prior to forming certain types of subsidiaries or engaging in certain activities through its subsidiaries. The OCC and the FDIC conduct periodic examinations to assess BankAtlantic’s safety and soundness and compliance with various regulatory requirements. This regulation and supervision establishes a comprehensive framework of activities in which a savings association can engage and is intended primarily for the protection of the insurance fund and depositors. The OCC and the FDIC have significant discretion in connection with their supervisory and enforcement activities and examination policies. Any change in such applicable activities or policies, whether by the OCC, the FDIC or the Congress, could have a material adverse impact on us, BankAtlantic, and our operations.

The following discussion is intended to be a summary of the material banking statutes and regulations applicable to BankAtlantic, and it does not purport to be a comprehensive description of such statutes and regulations, nor does it include every federal and state statute and regulation applicable to BankAtlantic.

The Dodd-Frank Act

On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act is expected to have a broad impact on the financial services industry, imposing significant regulatory and compliance changes, including the designation of certain financial companies as systemically significant, the imposition of increased capital, leverage, and liquidity requirements, and numerous other provisions designed to improve supervision and oversight of, and strengthen the safety and soundness within, the financial services sector. Additionally, as described above, the Dodd-Frank Act establishes a new framework of authority to conduct systemic risk oversight within the financial system to be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, or Council, the Federal Reserve, the OCC, and the FDIC. Of particular relevance to the Company, the Dodd-Frank Act makes fundamental changes to the federal supervisory oversight structure for federal thrifts and savings and loan holding companies.

The following items provide a brief description of certain provisions of the Dodd-Frank Act.

•

Principal changes for federal thrifts and savings and loan holding companies. The Dodd-Frank Act preserves the charter for federal thrifts, but eliminated the OTS as the primary federal regulator for federal thrifts and savings and loan holding companies. Primary jurisdiction for the supervision and regulation of federal thrifts, including BankAtlantic, has been transferred to the OCC; supervision and

Business

(BankAtlantic Bancorp)

regulation of savings and loan holding companies, including the Company, has been transferred to the Federal Reserve. Although the Dodd-Frank Act maintains the federal thrift charter, it eliminates certain benefits of the charter and imposes new penalties for failure to comply with the QTL test. Under the Dodd-Frank Act, risk-based and leverage capital standards currently applicable to U.S. insured depository institutions will be imposed on U.S. bank holding companies and savings and loan holding companies, and depository institutions and their holding companies will be subject to minimum risk-based and leverage capital requirements on a consolidated basis. In addition, the Dodd-Frank Act requires that savings and loan holding companies be well-capitalized and well managed in the same manner as bank holding companies in order to engage in the expanded financial activities permissible only for a financial holding company.

•

Source of strength. The Dodd-Frank Act requires all companies, including savings and loan holding companies, that directly or indirectly control an insured depository institution to serve as a source of strength for the institution. Under this requirement, the Company could be required to provide financial assistance to BankAtlantic should BankAtlantic experience financial distress.

•

Limitation on federal preemption. The Dodd-Frank Act significantly reduces the ability of national banks and federal thrifts to rely upon federal preemption of state consumer financial laws. Although the OCC, as the new primary regulator of federal thrifts, has the ability to make preemption determinations where certain conditions are met, the broad rollback of federal preemption has the potential to create a patchwork of federal and state compliance obligations. This could, in turn, result in significant new regulatory requirements applicable to us, potentially significant changes in our operations and increases in our compliance costs. It could also result in uncertainty concerning compliance, with attendant regulatory and litigation risks.

•

Mortgage loan origination and risk retention. The Dodd-Frank Act contains additional regulatory requirements that may affect our operations and result in increased compliance costs. For example, the Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banks and thrifts, in an effort to require steps to verify a borrower’s ability to repay. In addition, the Dodd-Frank Act generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans the lender sells or mortgage and other asset-backed securities that the securitizer issues. The risk retention requirement generally will be 5%, but could be increased or decreased by regulation.

•

Imposition of restrictions on certain activities. The Dodd-Frank Act requires new regulations for the over-the-counter derivatives market, including requirements for clearing, exchange trading, capital, margin, and reporting. Additionally, the Dodd-Frank Act requires that certain swaps and derivatives activities be “pushed out” of insured depository institutions and conducted in non-bank affiliates, significantly restricts the ability of a member of a depository institution holding company group to invest in or sponsor certain private funds, and broadly restricts such entities from engaging in “proprietary trading,” subject to limited exemptions. These restrictions may affect our ability to manage certain risks in our business.

•

Expanded FDIC resolution authority. While insured depository institutions are currently subject to the FDIC’s resolution process, the Dodd-Frank Act creates a new mechanism for the FDIC to conduct the orderly liquidation of certain “covered financial companies,” including bank and thrift holding companies and systemically significant non-bank financial companies. Upon certain findings being made, the FDIC may be appointed receiver for a covered financial company, and would be tasked with conducting an orderly liquidation of the entity. The FDIC liquidation process is modeled on the existing Federal Deposit Insurance Act, or FDI Act, bank resolution regulations, and generally gives the FDIC more discretion than in the traditional bankruptcy context.

Business

(BankAtlantic Bancorp)

•

Consumer Financial Protection Bureau (CFPB). The Dodd-Frank Act creates a new independent CFPB within the Federal Reserve. The CFPB is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. The CFPB has rulemaking authority over many of the statutes governing products and services offered to bank and thrift consumers. For banking organizations with assets of $10 billion or more, the CFPB has exclusive rule making and examination, and primary enforcement authority under federal consumer financial law. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB. Compliance with any such new regulations would increase our cost of operations.

•

Deposit insurance. The Dodd-Frank Act makes permanent the general $250,000 deposit insurance limit for insured deposits. The Dodd-Frank Act also extends until January 1, 2013, federal deposit coverage for the full net amount held by depositors in non-interest bearing transaction accounts. Amendments to the FDI Act also revise the assessment base against which an insured depository institution’s deposit insurance premiums paid to DIF will be calculated. Under the amendments, the assessment base will no longer be the institution’s deposit base, but rather its average consolidated total assets less its average tangible equity. Additionally, the Dodd-Frank Act makes changes to the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15 percent to 1.35 percent of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. Several of these provisions could increase the FDIC deposit insurance premiums paid by BankAtlantic.

•

Transactions with affiliates and insiders. The Dodd-Frank Act generally enhances the restrictions on transactions with affiliates under Section 23A and 23B of the Federal Reserve Act, including an expansion of the definition of “covered transactions” and an increase in the amount of time for which collateral requirements regarding covered credit transactions must be satisfied. Insider transaction limitations are expanded through the strengthening of loan restrictions to insiders and the expansion of the types of transactions subject to the various limits, including derivatives transactions, repurchase agreements, reverse repurchase agreements and securities lending or borrowing transactions. Restrictions are also placed on certain asset sales to and from an insider to an institution, including requirements that such sales be on market terms and, in certain circumstances, approved by the institution’s board of directors

•

Enhanced lending limits. The Dodd-Frank Act strengthens the existing limits on a depository institution’s credit exposure to one borrower. Federal banking law currently limits a federal thrift’s ability to extend credit to one person (or group of related persons) in an amount exceeding certain thresholds. The Dodd-Frank Act expands the scope of these restrictions to include credit exposure arising from derivative transactions, repurchase agreements, and securities lending and borrowing transactions.

•

Corporate governance. The Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies, including the Company. The Dodd-Frank Act (1) grants stockholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) enhances independence requirements for compensation committee members; (3) requires companies listed on national securities exchanges to adopt incentive-based compensation clawback policies for executive officers; and (4) provides the SEC with authority to adopt proxy access rules that would allow stockholders of publicly traded companies to nominate candidates for election as directors and to have those nominees included in a company’s proxy materials.

Business

(BankAtlantic Bancorp)

Many of the requirements of the Dodd-Frank Act will be implemented over time and most will be subject to regulations implemented over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations is uncertain. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to our business practices, impose more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements may negatively impact our results of operations and financial condition.

Business Activities

BankAtlantic derives its lending and investment powers from HOLA and the regulations thereunder. Under these laws and regulations, BankAtlantic may invest in:

•	mortgage loans secured by residential and commercial real estate;

•	commercial and consumer loans;

•	certain types of debt securities; and

•	certain other assets.

BankAtlantic may also establish service corporations to engage in activities not otherwise permissible for BankAtlantic, including certain real estate equity investments and securities and insurance brokerage. These investment powers are subject to limitations, including, among others, limitations that require debt securities acquired by BankAtlantic to meet certain rating criteria and that limit BankAtlantic’s aggregate investment in various types of loans to certain percentages of capital and/or assets.

Loans to One Borrower

Under HOLA, savings associations are generally subject to the same limits on loans to one borrower as are imposed on national banks. Generally, under these limits, the total amount of loans and extensions of credit made by a savings association to one borrower or related group of borrowers outstanding at one time and not fully secured by collateral may not exceed 15% of the savings association’s unimpaired capital and unimpaired surplus. In addition to, and separate from, the 15% limitation, the total amount of loans and extensions of credit made by a savings association to one borrower or related group of borrowers outstanding at one time and fully secured by readily-marketable collateral may not exceed 10% of the savings association’s unimpaired capital and unimpaired surplus. Readily-marketable collateral includes certain debt and equity securities and bullion, but generally does not include real estate. At December 31, 2010, BankAtlantic’s limit on loans to one borrower was approximately $57.0 million. At December 31, 2010, BankAtlantic’s largest aggregate amount of loans to one borrower was approximately $35.6 million and the second largest borrower had an aggregate balance of approximately $32.1 million.

QTL Test

HOLA requires a savings association to meet a QTL test by maintaining at least 65% of its “portfolio assets” in certain “qualified thrift investments” on a monthly average basis in at least nine months out of every twelve months. A savings association that fails the QTL test must either operate under certain restrictions on its activities or convert to a bank charter. The Dodd-Frank Act imposes additional restrictions on the ability of any savings association that fails to become or remain a QTL to pay dividends. Specifically, the savings association

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(BankAtlantic Bancorp)

is not only subject to the general dividend restrictions as would apply to a national bank (as under prior law), but also is prohibited from paying dividends at all (regardless of financial condition) unless required to meet the obligations of a company that controls the thrift, permissible for a national bank and specifically approved by the OCC and the Federal Reserve. In addition, violations of the QTL test now are treated as violations of federal banking laws subject to enforcement action. At December 31, 2010, BankAtlantic maintained approximately 73% of its portfolio assets in qualified thrift investments. BankAtlantic had also satisfied the QTL test in each of the nine months prior to December 2010 and, therefore, was a QTL.

Capital Requirements

Savings associations are generally required to meet three minimum capital standards:

•	a tangible capital requirement for savings associations to have tangible capital in an amount equal to at least 1.5% of adjusted total assets;

•	a leverage ratio requirement:

•	for savings associations assigned the highest composite rating of 1, to have core capital in an amount equal to at least 3% of adjusted total assets; or

•

for savings associations assigned any other composite rating, to have core capital in an amount equal to at least 4% of adjusted total assets, or a higher percentage if warranted by the particular circumstances or risk profile of the savings association; and

•	a risk-based capital requirement for savings associations to have capital in an amount equal to at least 8% of risk-weighted assets.

In determining the amount of risk-weighted assets for purposes of the risk-based capital requirement, a savings association must compute its risk-based assets by multiplying its assets and certain off-balance sheet items by risk-weights assigned by applicable capital regulations. The OCC monitors the risk management of individual institutions. The OCC may impose an individual minimum capital requirement on institutions that it believes exhibit a higher degree of risk.

As described above, BankAtlantic is currently required pursuant to the Bank Order to maintain a core capital ratio of 8% and a total risk-based capital ratio of 14%. At September 30, 2011, BankAtlantic had a core capital ratio of 8.29% and a total risk-based capital ratio of 14.96%. BankAtlantic’s regulatory capital requirements were raised based on the determination by BankAtlantic’s primary regulator that BankAtlantic had inadequate capital given its level of criticized assets and its concentration of high risk commercial real estate and construction loans as well as excessive losses over the past three years.

There currently are no regulatory capital requirements directly applicable to BFC or BankAtlantic Bancorp as unitary savings and loan holding companies apart from the regulatory capital requirements for savings associations that are applicable to BankAtlantic. As a result of the Dodd-Frank Act, the risk-based and leverage capital standards currently applicable to U.S. insured depository institutions and U.S. bank holding companies will in the future become applicable to savings and loan holding companies. The Dodd-Frank Act generally authorizes the Federal Reserve to promulgate capital requirements for savings and loan holding companies.

Limitation on Capital Distributions

Applicable regulations impose limitations upon certain capital distributions by savings associations, such as certain cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital.

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(BankAtlantic Bancorp)

The OCC regulates all capital distributions by BankAtlantic directly or indirectly to BankAtlantic Bancorp, including dividend payments generally. BankAtlantic currently must file an application to receive the approval of the OCC for a proposed capital distribution, as the total amount of all of BankAtlantic’s capital distributions (including any proposed capital distribution) for the applicable calendar year exceeds BankAtlantic’s net income for that year-to-date period plus BankAtlantic’s retained net income for the preceding two years.

Regulations restrict the payment of dividends by financial institutions if, after paying those dividends, it would fail to meet the required minimum levels under risk-based capital guidelines and the minimum leverage and tangible capital ratio requirements, or in the event the financial institution was notified by regulators that it was in need of more than normal supervision. Under the FDI Act, an insured depository institution, such as BankAtlantic, is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized.” Payment of dividends by BankAtlantic also may be restricted at any time at the discretion of the appropriate regulator if it deems the payment to constitute an unsafe and unsound banking practice. Additionally, the Dodd-Frank Act imposes additional restrictions on the ability of any savings association that fails to become or remain a QTL to pay dividends. The Bank Order and the Company Order current prohibit BankAtlantic and BankAtlantic Bancorp from paying dividends or other capital distributions without the prior written non-objection of the Federal Reserve. In addition, BFC has committed that it will not, without the prior written non-objection of Federal Reserve, pay any dividends or make any other capital distributions other than dividends on BFC’s 5% preferred stock consistent with its historical practice.

Liquidity

BankAtlantic is required to maintain sufficient liquidity to ensure its safe and sound operation, in accordance with OTS regulations.

Assessments

BankAtlantic is subject to assessments to recover the costs of examining savings associations and their affiliates, processing applications and other filings, and covering direct and indirect expenses in regulating savings associations and their affiliates. These assessments are based on three components:

•	the size of the savings association, on which the basic assessment is based;

•

the savings association’s supervisory condition, which results in an additional assessment based on a percentage of the basic assessment for any savings association with a composite rating of 3, 4 or 5 in its most recent safety and soundness examination; and

•

the complexity of the savings association’s operations, which results in an additional assessment based on a percentage of the basic assessment for any savings association that has more than $1 billion in trust assets that it administers, loans that it services for others or assets covered by its recourse obligations or direct credit substitutes.

These assessments are paid semi-annually. During the year ended December 31, 2010, assessment expense was approximately $1.3 million. The Dodd-Frank Act provides various agencies with the authority to assess additional supervision fees.

Branching

Subject to certain limitations, HOLA and the regulations thereunder permit federally chartered savings associations to establish branches in any state or territory of the United States. Pursuant to the Bank Order, BankAtlantic must limit its asset growth, unless it receives the prior written non-objection of the OCC.

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(BankAtlantic Bancorp)

Community Reinvestment

Under the Community Reinvestment Act, or CRA, a savings institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA requires an instiution’s regulator to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by the institution. This assessment focuses on three tests:

•	a lending test, to evaluate the institution’s record of making loans in its designated assessment areas;

•

an investment test, to evaluate the institution’s record of investing in community development projects, affordable housing, and programs benefiting low or moderate income individuals and businesses; and

•	a service test, to evaluate the institution’s delivery of banking services throughout its designated assessment area.

Institutions are assigned a rating of “outstanding,” “satisfactory,” “needs to improve,” or “substantial non-compliance.” The CRA requires all institutions to disclose their CRA ratings to the public. BankAtlantic received a “satisfactory” rating in its most recent CRA evaluation. Regulations also require all institutions to disclose certain agreements that are in fulfillment of the CRA. BankAtlantic has no such agreements in place at this time.

Transactions with Related Parties

BankAtlantic’s authority to engage in transactions with its “affiliates” is limited by Sections 23A and 23B of the Federal Reserve Act, or FRA, by Regulation W of the Federal Reserve Board, or FRB, implementing Sections 23A and 23B of the FRA, and by OTS regulations. BankAtlantic’s authority to engage in transactions with affiliates is further limited under the Bank Order. Applicable regulations for savings associations regarding transactions with affiliates generally conform to the requirements of Regulation W, which is applicable to national banks. In general, an affiliate of a savings association is any company that controls, is controlled by, or is under common control with, the savings association, other than the savings association’s subsidiaries. For instance, BFC and BankAtlantic Bancorp are deemed affiliates of BankAtlantic under these regulations.

Generally, Section 23A limits the extent to which a savings association may engage in “covered transactions” with any one affiliate to an amount equal to 10% of the savings association’s capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of the savings association’s capital stock and surplus. A covered transaction generally includes:

•	making or renewing a loan or other extension of credit to an affiliate;

•	purchasing, or investing in, a security issued by an affiliate;

•	purchasing an asset from an affiliate;

•	accepting a security issued by an affiliate as collateral for a loan or other extension of credit to any person or entity; and

•	issuing a guarantee, acceptance or letter of credit on behalf of an affiliate.

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(BankAtlantic Bancorp)

Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, or acceptances of letters of credit issued on behalf of, an affiliate. Section 23B requires covered transactions and certain other transactions to be on terms and under circumstances, including credit standards, that are substantially the same, or at least as favorable to the savings association, as those prevailing at the time for transactions with or involving non-affiliates. Additionally, under applicable regulations, a savings association is prohibited from:

•	making a loan or other extension of credit to an affiliate that is engaged in any non-bank holding company activity; and

•	purchasing, or investing in, securities issued by an affiliate that is not a subsidiary.

Sections 22(g) and 22(h) of the FRA, Regulation O of the FRB, Section 402 of the Sarbanes-Oxley Act of 2002, and applicable regulations impose limitations on loans and extensions of credit from BankAtlantic, BankAtlantic Bancorp and BFC to their executive officers, directors, controlling shareholders and their related interests. The applicable regulations for savings associations regarding loans by a savings association to its executive officers, directors and principal shareholders generally conform to the requirements of Regulation O, which is applicable to national banks. The Dodd-Frank Act generally enhances the restrictions on transactions with affiliates under Section 23A and Section 23B of the Federal Reserve Act, including an expansion of the definition of “covered transactions” and an increase the amount of time for which collateral requirements regarding covered transactions must be satisfied. The ability of the Federal Reserve to grant exemptions from these restrictions is also narrowed by the Dodd-Frank Act, including by requiring coordination with other bank regulators.

Enforcement

Under the FDI Act, the OTS had primary enforcement responsibility over savings associations and has the authority to bring enforcement action against all “institution-affiliated parties,” including any controlling stockholder or any shareholder, attorney, appraiser and accountant who knowingly or recklessly participates in any violation of applicable law or regulation, breach of fiduciary duty, or certain other wrongful actions that have, or are likely to have, a significant adverse effect on an insured savings association or cause it more than minimal loss. In addition, the FDIC has back-up authority to take enforcement action for unsafe and unsound practices. Formal enforcement action can include the issuance of a capital directive, cease and desist order, removal of officers and/or directors, institution of proceedings for receivership or conservatorship and termination of deposit insurance. As previously disclosed, BankAtlantic and BankAtlantic Bancorp have entered into the Bank Order and the Company Order, respectively, and BFC may in the future be required to enter into a Cease and Desist Order with its primary regulator based on the condition of BankAtlantic. BankAtlantic and BankAtlantic Bancorp have agreed pursuant to the Bank Order and the Company Order, and BFC committed to its primary regulator, that no new arrangements may be entered into with affiliates without required prior regulatory notice.

Examination

A savings institution must demonstrate to the OCC its ability to manage its compliance responsibilities by establishing an effective and comprehensive oversight and monitoring program. The degree of compliance oversight and monitoring by the institution’s management impacts the scope and intensity of the examinations of the institution. Institutions with significant management oversight and monitoring of compliance will generally receive less extensive OTS examinations than institutions with less oversight.

Standards for Safety and Soundness

Pursuant to the requirements of the FDI Act, federal bank regulatory agencies have adopted the Interagency Guidelines Establishing Standards for Safety and Soundness, (the “Guidelines”.) The Guidelines establish

Business

(BankAtlantic Bancorp)

general safety and soundness standards relating to internal controls, information and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, asset quality, earnings and compensation, fees and benefits. In general, the Guidelines require, among other things, appropriate systems and practices to identify and manage the risks and exposures specified in the Guidelines. If it is determined that a savings association fails to meet any standard established by the Guidelines, then the savings association may be required to submit an acceptable plan to achieve compliance. If a savings association fails to comply, an enforcement order in judicial proceedings and impose civil monetary penalties may be sought.

Shared National Credit Program

The Shared National Credit Program is an interagency program, established in 1977, to provide a periodic credit risk assessment of the largest and most complex syndicated loans held or agented by financial institutions subject to supervision by a federal bank regulatory agency. The Shared National Credit Program is administered by the FRB, FDIC and the OCC. The Shared National Credit Program covers any loan or loan commitment of at least $20 million (i) which is shared under a formal lending agreement by three or more unaffiliated financial institutions or (ii) a portion of which is sold to two or more unaffiliated financial institutions with the purchasing financial institutions assuming their pro rata share of the credit risk. The Shared National Credit Program is designed to provide uniformity and efficiency in the federal banking agencies’ analysis and rating of the largest and most complex credit facilities in the country by avoiding duplicate credit reviews and ensuring consistency in rating determinations. The federal banking agencies use a combination of statistical and judgmental sampling techniques to select borrowers for review each year. The selected borrowers are reviewed and the credit quality rating assigned by the applicable federal banking agency’s examination team will be reported to each financial institution that participates in the loan as of the examination date. The assigned ratings are used during examinations of the other financial institutions to avoid duplicate reviews and ensure consistent treatment of these loans. BankAtlantic has entered into participations with respect to certain of its loans and has acquired participations in the loans of other financial institutions which are subject to this program and accordingly these loans may be subject to this additional review.

Real Estate Lending Standards

Federal banking agencies have adopted regulations to prescribe standards for extensions of credit that are secured by liens on or interests in real estate or are made for the purpose of financing the construction of improvements on real estate. The regulations require each savings association to establish and maintain written internal real estate lending standards that are consistent with applicable guidelines and with safe and sound banking practices and which are appropriate to the size of the savings association and the nature and scope of its real estate lending activities.

Prompt Corrective Regulatory Action

Under the Prompt Corrective Action (“PCA”) Regulations, the OCC is required to take certain, and is authorized to take other, supervisory actions against undercapitalized savings associations, such as requiring compliance with a capital restoration plan, restricting asset growth, acquisitions, branching and new lines of business and, in extreme cases, appointment of a receiver or conservator. The severity of the action required or authorized to be taken increases as a savings association’s capital deteriorates. Under PCA regulations, savings associations are classified into five categories of capitalization as “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” Generally, a savings association is categorized as “well capitalized” if:

•	its total capital is at least 10% of its risk-weighted assets;

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(BankAtlantic Bancorp)

•	its core capital is at least 6% of its risk-weighted assets;

•	its core capital is at least 5% of its adjusted total assets; and

•

it is not subject to any written agreement, order, capital directive or prompt corrective action directive issued by the OCC, or certain regulations, to meet or maintain a specific capital level for any capital measure.

BankAtlantic’s regulatory capital amounts and ratios met the OTS’ “well capitalized” category during the year ended December 31, 2010. However, the Bank Order requires that BankAtlantic maintain capital ratios that exceed the PCA “well capitalized” amounts and ratios.

As previously described, the OCC has assumed the OTS’ powers with respect to federal savings associations (like BankAtlantic), as well as rule making authority over all savings associations (except for the limited rulemaking authority transferred to the Federal Reserve). Although the federal banking agencies have substantially similar capital adequacy standards and utilize the same accounting standards, some differences in capital standards exist, such as the regulatory treatment of noncumulative perpetual preferred stock and the risk-weightings assigned to certain assets.

Historically, the OTS’ regulations did not require savings and loan holding companies, such as BankAtlantic Bancorp, to maintain specific minimum capital ratios. As a result of the Dodd-Frank Act, risk-based and leverage capital standards currently applicable to U.S. insured depository institutions and U.S. bank holding companies will in the future become applicable to savings and loan holding companies such as BankAtlantic Bancorp. The Dodd-Frank Act generally authorizes the Federal Reserve to promulgate capital requirements for savings and loan holding companies.

In addition, the Dodd-Frank Act requires the federal banking agencies to adopt capital requirements which address the risks that the activities of an institution pose to the institution and public and private stakeholders. The federal banking agencies may change existing capital guidelines or adopt new capital guidelines in the future pursuant to the Dodd-Frank Act or other regulatory or supervisory changes.

Insurance of Deposit Accounts

Savings associations are subject to a risk-based assessment system for determining the deposit insurance assessments to be paid by them.

Until December 31, 2006, the FDIC had assigned each savings institution to one of three capital categories based on the savings institution’s financial information as of its most recent quarterly financial report filed with the applicable bank regulatory agency prior to the assessment period. The FDIC had also assigned each savings institution to one of three supervisory subcategories within each capital category based upon a supervisory evaluation provided to the FDIC by the savings institution’s primary federal regulator and information that the FDIC determined to be relevant to the savings institution’s financial condition and the risk posed to the previously existing deposit insurance funds. A savings institution’s deposit insurance assessment rate depended on the capital category and supervisory subcategory to which it was assigned. Insurance assessment rates ranged from 0.00% of deposits for a savings institution in the highest category (i.e., well capitalized and financially sound, with no more than a few minor weaknesses) to 0.27% of deposits for a savings institution in the lowest category (i.e., undercapitalized and substantial supervisory concern).

On January 1, 2007, the Federal Deposit Insurance Reform Act of 2005, or the Reform Act, became effective. The Reform Act, among other things, merged the Bank Insurance Fund and the Savings Association

Business

(BankAtlantic Bancorp)

Insurance Fund, both of which were administered by the FDIC, into a new fund administered by the FDIC, the DIF, and increased the coverage limit for certain retirement plan deposits to $250,000, but maintained the basic insurance coverage limit of $100,000 for other depositors. On October 3, 2008, the Emergency Economic Stabilization Act of 2008, or the Stabilization Act, temporarily raised the basic insurance coverage limit to $250,000. The Dodd-Frank Act makes permanent the $250,000 insurance limit for insured deposits. Also as a result of the Dodd-Frank Act, unlimited coverage for non-interest bearing demand transaction accounts will be provided until January 1, 2013.

As a result of the Reform Act, the FDIC now assigns each savings institution to one of four risk categories based upon the savings institution’s capital evaluation and supervisory evaluation. The capital evaluation is based upon financial information as of the savings institution’s most recent quarterly financial report filed with the applicable bank regulatory agency at the end of each quarterly assessment period. The supervisory evaluation is based upon the results of examination findings by the savings institution’s primary federal regulator and information that the FDIC has determined to be relevant to the savings institution’s financial condition and the risk posed to the DIF. A savings institution’s deposit insurance base assessment rate depends on the risk category to which it is assigned. In April 2009, the FDIC implemented regulations to improve the way its insurance base assessment rates differentiate risk among insured institutions and make the risk-based system fairer by limiting the subsidization of riskier institutions by safer institutions. The Dodd-Frank Act changes the way an insured depository institution’s deposit insurance premiums are calculated. Because the new base assessment under the Dodd-Frank Act is larger than the current insurance base assessment, the proposed assessment rates are lower than the current rates. The insurance base assessment will no longer be the way an insured depository institution’s deposit premiums are calculated. For the quarter which began January 1, 2011, insurance base assessment rates range from 12 cents per $100 (but could be as low as 7 cents per $100, after computing applicable adjustments) in assessable deposits for a savings institution in the least risk category to 45 cents per $100 (but could be as high as 77.5 cents per $100, after computing applicable adjustments) in assessable deposits for a savings institution in the most risk category. BankAtlantic’s FDIC deposit insurance premium increased from $2.8 million for the year ended December 31, 2008 to $10.1 million for the same 2010 period. BankAtlantic expects its FDIC insurance premium to further increase during 2011 from the amounts assessed during 2010 based on its last OTS examination report.

The FDIC is authorized to raise the assessment rates in certain circumstances, which would affect savings institutions in all risk categories. The FDIC is also authorized to impose special assessments. The FDIC has exercised its authority to raise assessment rates and impose special assessments several times in the past, including a $2.4 million assessment during 2009. There was no corresponding assessment during 2010. The FDIC could raise rates and impose special assessments in the future. Increases in deposit insurance premiums and the imposition of special assessments would have an adverse effect on our earnings. Amendments to the FDI Act also revise the assessment base against which an insured depository institution’s deposit insurance premiums paid to DIF will be calculated. Under the amendments, the assessment base will no longer be the institution’s deposit base, but rather its average consolidated total assets less its average tangible equity. Additionally, the Dodd-Frank Act makes changes to the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15 percent to 1.35 percent of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds.

Continued action by the FDIC to replenish the DIF as well as the changes contained in the Dodd-Frank Act may result in higher assessment rates, which could reduce our profitability or otherwise negatively impact our operations.

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(BankAtlantic Bancorp)

Privacy and Security Protection

BankAtlantic is subject to regulations implementing the privacy and security protection provisions of the Gramm-Leach-Bliley Act, or GLBA. These regulations require a savings association to disclose to its customers and consumers its policy and practices with respect to the privacy, and sharing with nonaffiliated third parties, of its customers and consumers’ “nonpublic personal information.” Additionally, in certain instances, BankAtlantic is required to provide its customers and consumers’ with the ability to “opt-out” of having BankAtlantic share their nonpublic personal information with nonaffiliated third parties. These regulations also require savings associations to maintain policies and procedures to safeguard their customers and consumers’ nonpublic personal information. BankAtlantic has policies and procedures designed to comply with GLBA and applicable privacy and security regulations.

Insurance Activities

BankAtlantic is generally permitted to engage in certain insurance activities through its subsidiaries. Regulations implemented pursuant to GLBA prohibit, among other things, depository institutions from conditioning the extension of credit to individuals upon either the purchase of an insurance product or annuity or an agreement by the consumer not to purchase an insurance product or annuity from an entity that is not affiliated with the depository institution. The regulations also require prior disclosure of this prohibition to potential insurance product or annuity customers.

Federal Home Loan Bank System

BankAtlantic is a member of the Federal Home Loan Bank, or FHLB, of Atlanta, which is one of the twelve regional FHLB’s composing the FHLB system. Each FHLB provides a central credit facility primarily for its member institutions as well as other entities involved in home mortgage lending. Any advances from a FHLB must be secured by specified types of collateral, and all long-term advances may be obtained only for the purpose of providing funds for residential housing finance. As a member of the FHLB of Atlanta, BankAtlantic is required to acquire and hold shares of capital stock in the FHLB of Atlanta. BankAtlantic was in compliance with this requirement with an investment in FHLB of Atlanta stock at December 31, 2010 of approximately $43.6 million. During the year ended December 31, 2010, the FHLB of Atlanta paid dividends of approximately $0.1 million on the capital stock held by BankAtlantic.

Federal Reserve System

BankAtlantic is subject to provisions of the FRA and the FRB’s regulations, pursuant to which depository institutions may be required to maintain non-interest-earning reserves against their deposit accounts and certain other liabilities. Currently, federal savings associations must maintain reserves against transaction accounts (primarily NOW and regular interest and non-interest bearing checking accounts). The FRB regulations establish the specific rates of reserves that must be maintained, which are subject to adjustment by the FRB. BankAtlantic is currently in compliance with those reserve requirements. The required reserves must be maintained in the form of vault cash, a non-interest-bearing account at a Federal Reserve Bank, or a pass-through account as defined by the FRB. The FRB pays targeted federal funds rates on the required reserves which are lower than the yield on our traditional investments.

Anti-Terrorism and Anti-Money Laundering Regulations

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, provides the federal government with additional powers to

Business

(BankAtlantic Bancorp)

address terrorist threats through enhanced domestic security measures, expanded surveillance powers, increased information sharing and broadened anti-money laundering requirements. By way of amendments to the Bank Secrecy Act, or BSA, the USA PATRIOT Act puts in place measures intended to encourage information sharing among bank regulatory and law enforcement agencies. In addition, certain provisions of the USA PATRIOT Act impose affirmative obligations on a broad range of financial institutions, including savings associations.

Among other requirements, the USA PATRIOT Act and the related regulations require savings associations to establish anti-money laundering programs that include, at a minimum:

•

internal policies, procedures and controls designed to implement and maintain the savings association’s compliance with all of the requirements of the USA PATRIOT Act, the BSA and related laws and regulations;

•	systems and procedures for monitoring and reporting of suspicious transactions and activities;

•	a designated compliance officer;

•	employee training;

•	an independent audit function to test the anti-money laundering program;

•	procedures to verify the identity of each customer upon the opening of accounts; and

•	heightened due diligence policies, procedures and controls applicable to certain foreign accounts and relationships.

Additionally, the USA PATRIOT Act requires each financial institution to develop a customer identification program, or CIP, as part of its anti-money laundering program. The key components of the CIP are identification, verification, government list comparison, notice and record retention. The purpose of the CIP is to enable the financial institution to determine the true identity and anticipated account activity of each customer. To make this determination, among other things, the financial institution must collect certain information from customers at the time they enter into the customer relationship with the financial institution. This information must be verified within a reasonable time through documentary and non-documentary methods. Furthermore, all customers must be screened against any CIP-related government lists of known or suspected terrorists.

The USA Patriot Act established the Office of Foreign Assets Control (“OFAC”), which is a division of the Treasury Department, and is responsible for helping to ensure that United States entities do not engage in transactions with “enemies” of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If BankAtlantic identifies a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze or reject such account or transaction, evaluate the need to file a suspicious activity report and notify the Financial Crimes Enforcement Network (“FinCEN”).

Consumer Protection

BankAtlantic is subject to federal and state consumer protection statutes and regulations, including the Fair Credit Reporting Act, the Fair and Accurate Credit Transactions Act, the Fair Debt Collection Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Gramm-Leach-Biley Act, the Real Estate Settlement Procedures Act, the Right to Financial Privacy Act, the Home Mortgage Disclosure Act, laws regarding unfair and deceptive trade practices; and usury laws. Among other things, these acts:

•	require lenders to disclose credit terms in meaningful and consistent ways;

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(BankAtlantic Bancorp)

•	require financial institutions to establish policies and procedures regarding identity theft and notify customers of certain information concerning their credit reporting;

•	prohibit discrimination against an applicant in any consumer or business credit transaction;

•	prohibit discrimination in housing-related lending activities;

•	require certain lender banks to collect and report applicant and borrower data regarding loans for home purchase or improvement projects;

•	require lenders to provide borrowers with information regarding the nature and cost of real estate settlements;

•	prohibit certain lending practices and limit escrow account amounts with respect to real estate transactions; and

•	prescribe penalties for violations of the requirements of consumer protection statutes and regulations.

Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those listed above. These federal, state and local laws regulate the manner in which financial institutions deal with customers when taking deposits, making loans, or conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general, and civil or criminal liability. The creation of the CFPB by the Dodd-Frank Act is likely to lead to enhanced and strengthened enforcement of consumer financial protection laws.

PROPERTIES

The principal executive offices of BFC, Woodbridge, BankAtlantic Bancorp and BankAtlantic are located at 2100 West Cypress Creek Road, Fort Lauderdale, Florida, 33309. The property is owned by BankAtlantic. BFC and BFC Shared Service Corporation, a wholly owned subsidiary of BFC, lease office space within the building from BankAtlantic. Woodbridge also owns an office building located at 2200 West Cypress Creek Road, Fort Lauderdale, Florida 33309. Woodbridge is seeking to sell the building or lease the vacant space available at this office building, including to affiliates. See also “Financial Services Segments – Properties” above for information regarding BankAtlantic’s owned and leased stores and the section of this joint proxy statement/prospectus entitled “Information About Bluegreen – Properties” for information regarding Bluegreen’s principal executive offices as well as its sales and regional administrative offices.

LEGAL PROCEEDINGS

BFC and its Wholly Owned Subsidiaries

In the ordinary course of business, BFC and its subsidiaries are parties to lawsuits as plaintiff or defendant involving its operations and activities. Reserves are accrued for amounts in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. BFC accrued $4.6 million for pending legal proceedings as of September 30, 2011, all of which related to the Woodbridge appraisal rights litigation described below. BFC believes that it has meritorious defenses in the pending legal actions and that reasonably possible losses arising from these pending legal matters, in excess of the amounts currently accrued, if any, will not have a material impact on BFC’s financial statements. However, due to the significant uncertainties involved in these legal matters, the actual losses which may be incurred by BFC cannot be predicted.

Woodbridge Holdings, LLC v. Prescott Group Aggressive Small Cap Master Fund, G.P., Cede & Co., William J. Maeck, Ravenswood Investments III, L.P., and The Ravenswood Investment Company, Circuit Court, 17th Judicial Circuit, Broward County, Florida.

Under the FBCA, holders of Woodbridge’s Class A Common Stock who did not vote to approve BFC’s merger with Woodbridge and who properly asserted and exercised their appraisal rights with respect to their shares are entitled to receive a cash payment in an amount equal to the fair value of their shares (as determined in accordance with the provisions of the FBCA) in lieu of the shares of BFC’s Class A Common Stock which they would otherwise have been entitled to receive. In accordance with the FBCA, Woodbridge provided written notices and required forms to the dissenting shareholders setting forth, among other things, its determination that the fair value of Woodbridge’s Class A Common Stock immediately prior to the effectiveness of the merger was $1.10 per share. As of September 30, 2011, dissenting shareholders, who collectively held approximately 4.2 million shares of Woodbridge’s Class A Common Stock, have rejected Woodbridge’s offer of $1.10 per share and requested payment for their shares based on their respective fair value estimates of Woodbridge’s Class A Common Stock. In December 2009, BFC recorded a $4.6 million liability with a corresponding reduction to additional paid-in capital representing, in the aggregate, Woodbridge’s offer to the dissenting shareholders. The appraisal rights litigation thereafter commenced and is ongoing. The outcome of the litigation is uncertain and there is no assurance as to the amount of cash that will be required to be paid to the dissenting shareholders, which amount may be greater than the $4.6 million that BFC has accrued.

National Bank of South Carolina v. Core Communities of South Carolina, LLC, et al., South Carolina Court of Common Pleas, Fourteenth Judicial Circuit

On January 13, 2010, National Bank of South Carolina filed a complaint in the South Carolina Court of Common Pleas, Fourteenth Judicial Circuit, to commence foreclosure proceedings related to property at Tradition Hilton Head which served as collateral under a note and mortgage executed and delivered by Core South Carolina, LLC, a wholly owned subsidiary of Core, in favor of the lender. Core was secondarily liable as a guarantor for the loan, and Synovus Bank (successor by merger to National Bank of South Carolina) commenced an action to enforce Core’s guarantee. With Core’s concurrence, the property which served as collateral for the loan was placed under the control of a court-appointed receiver. During December 2010, Core and Core South Carolina, on the one hand, and Synovus Bank, on the other hand, executed agreements, including, without limitation, a Deed in Lieu of Foreclosure Agreement, which resolved the pending litigation and foreclosure disputes between them. Pursuant to the agreements, (i) Core South Carolina transferred to Synovus Bank all of Core South Carolina’s right, title and interest in and to the property which served as collateral for the loan as well as certain additional real and personal property which had a book value as of September 30, 2010 of approximately $1.0 million, and (ii) Synovus Bank released Core and Core South Carolina from any claims arising from or relating to the loan.

Investors Warranty of America, Inc. v. Core Communities of South Carolina, LLC and Core Communities, LLC, et. al., Circuit Court, Jasper County, South Carolina, and Investors Warranty of America, Inc. v. Core Communities, LLC and Horizons Acquisition 5, LLC, Circuit Court of the Nineteenth Judicial Circuit in and for St. Lucie County, Florida

On April 7, 2010, Investors Warranty of America filed a complaint with the Circuit Court of Jasper County, South Carolina to commence foreclosure proceedings related to property at Tradition Hilton Head which served as collateral for a loan to Core and its subsidiary with a balance of approximately $27.2 million at March 31, 2010. On April 8, 2010, Investors Warranty of America filed a complaint with the Circuit Court of the Nineteenth Judicial Circuit in and for St. Lucie County, Florida to commence foreclosure proceedings related to property at Tradition, Florida which served as collateral for a loan to Core and its subsidiary with a balance of approximately $86.5 million at March 31, 2010. Investors Warranty of America subsequently assigned and conveyed its interests in both the Florida and South Carolina loan facilities to PSL Acquisitions, LLC (“PSLA”). On November 8, 2010, Core and its applicable subsidiaries, on the one hand, and PSLA, on the other hand, executed an agreement to resolve the disputes between them. Pursuant to the agreement, Core and its subsidiaries (i) pledged additional collateral to PSLA consisting of membership interests in certain subsidiaries of Core, (ii) granted security interests in the acreage owned by the subsidiaries in Port St. Lucie, Florida, substantially all of which is undeveloped raw land, (iii) agreed to an amendment of the complaint related to the Florida foreclosure action to include this additional collateral and (iv) agreed to an entry into consensual judgments of foreclosure in both foreclosure actions. PSLA agreed not to enforce a deficiency judgment against Core and, in February 2011, released Core, BFC and each of their affiliates from any claims arising from or relating to the loans.

AmTrust Bank v. Woodbridge Holdings, LLC and Carolina Oak Homes, LLC, United States District Court for the Southern District of Florida

During November 2009, AmTrust Bank filed a two count complaint against Woodbridge and Carolina Oak, alleging default under a promissory note and breach of a guaranty related to an approximately $37.2 million loan that is collateralized by property owned by Carolina Oak and as to which Woodbridge was the obligor. During December 2009, the OTS closed AmTrust Bank and appointed the FDIC as receiver. On March 3, 2010, the FDIC filed a motion to substitute as the real party in interest and filed a notice of removal. The FDIC subsequently sold the loan to an investor group. Effective April 26, 2011, Woodbridge and Carolina Oak entered into a settlement agreement with the note holder to resolve the disputes and litigation between them. Under the terms and conditions of the settlement agreement, (i) Woodbridge paid $2.5 million to the note holder, (ii) Carolina Oak conveyed to the note holder the real property securing the loan and (iii) the note holder agreed not to pursue certain remedies, including a deficiency judgment, and after the expiration of an agreed-upon time period, to fully release Woodbridge and Carolina Oak, in each case subject to certain conditions.

Robert D. Dance, individually and on behalf of all others similarly situated v. Woodbridge Holdings Corp. (formerly known as Levitt Corp.), Alan B. Levan, and George P. Scanlon, Case No. 08-60111-Civ-Graham/O’Sullivan, Southern District of Florida

On January 25, 2008, plaintiff Robert D. Dance filed a purported class action complaint as a putative purchaser of securities against Woodbridge and certain of its officers and directors, asserting claims under the federal securities law and seeking damages. This action was filed in the United States District Court for the

Southern District of Florida and is captioned Dance v. Levitt Corp. et al., No. 08-CV-60111-DLG. The securities litigation purports to be brought on behalf of all purchasers of Woodbridge’s securities beginning on January 31, 2007 and ending on August 14, 2007. The complaint alleges that the defendants violated Sections 10(b) and 20(a) of the Exchange Act and Rule 10b-5 promulgated thereunder by issuing a series of false and/or misleading statements regarding financial results, prospects and condition. An agreement to settle the matter was reached during April 2011 and granted final approval by the presiding court during September 2011. Under the terms of the settlement agreement, Woodbridge agreed to pay a total of $1.95 million to the plaintiffs, which amount is fully insured without participation by BFC. The settlement agreement does not contain any admission of responsibility by Woodbridge or any other of the named defendants.

Westchester Fire Insurance Company vs. City of Brooksville, United States District Court, Middle District of Florida, Tampa Division, Case No. 8:09 CV 00062-T23 TBM

This litigation arose from a dispute regarding liability under two performance bonds for infrastructure issued in connection with a plat issued by the City of Brooksville for a single family housing project that was not commenced. The project had been abandoned by Levitt and Sons prior to its bankruptcy filing as non-viable as a consequence of the economic downturn and, in connection with the Levitt and Sons bankruptcy, the mortgagee, Key Bank, was permitted by agreement to initiate and conclude a foreclosure leading to the acquisition of the property by Key Bank’s subsidiary. The City of Brooksville contended that, notwithstanding that the development had not proceeded and was not likely to proceed at any known time in the future, it was entitled to recover the face amount of the bonds in the approximate amount of $5.4 million. Woodbridge filed a suit for declaratory judgment (in the name of its surety, Westchester) against the City of Brooksville contending that the obligation under the bonds had terminated. In August 2010, Woodbridge was granted a motion for summary judgment. Subsequent to the motion being granted, the municipality appealed the decision.

In addition to the legal proceedings described above, see the section of this joint proxy statement/prospectus entitled “The Merger-Litigation Regarding the Merger.”

BankAtlantic Bancorp and its Subsidiaries

BankAtlantic Bancorp and its subsidiaries are parties to lawsuits as plaintiff or defendant involving its bank operations, lending and tax certificates. Although BankAtlantic Bancorp believes it has meritorious defenses with respect to all pending legal actions, the outcome of litigation and regulatory matters, and the timing of ultimate resolution, are inherently difficult to predict and uncertain.

Reserves are accrued in matters for which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. BankAtlantic Bancorp accrued $3.4 million related to these matters as of September 30, 2011. The $3.4 million accrual included a $2.7 million settlement in October 2011 of a matter related to BankAtlantic Bancorp’s tax certificate operations. The actual costs of resolving pending legal claims may be substantially higher or lower than the amounts accrued for these claims.

A range of reasonably possible losses is estimated for matters in which it is reasonably possible that a loss has been incurred or that a loss is probable but not reasonably estimable. Management currently estimates that the aggregate range of reasonably possible losses may be $0.8 million to $3.6 million in excess of the accrued liability relating to these legal matters. This estimated range of reasonably possible losses represents the estimated possible losses over the life of such legal matters, which may span a currently indeterminable number of years, and is based on information currently available. The matters underlying the estimated range will change from time to time, and actual results may vary significantly from this estimate. Therefore, those matters for which a reasonable estimate is not possible are not included within this estimated range, and this estimated range does not represent BankAtlantic Bancorp’s maximum loss exposure.

In certain matters, BankAtlantic Bancorp is unable to estimate the loss or reasonable range of loss until additional developments in the case provide information sufficient to support an assessment of the loss or range of loss. Frequently in these matters, the claims are broad and the plaintiffs have not quantified or factually supported the claim.

BankAtlantic Bancorp believes that liabilities arising from the litigation and regulatory matters discussed below, in excess of the amounts currently accrued, if any, will not have a material impact on BankAtlantic Bancorp’s financial statements. However, due to the significant uncertainties involved in these legal matters, BankAtlantic Bancorp may incur losses in excess of accrued amounts, and an adverse outcome in these matters could be material to BankAtlantic Bancorp’s financial statements.

In re BankAtlantic Bancorp, Inc. Securities Litigation, No. 0:07-cv-61542-UU, United States District Court, Southern District of Florida

On October 29, 2007, Joseph C. Hubbard filed a class action in the United States District Court for the Southern District of Florida against BankAtlantic Bancorp and five of its current or former officers. The defendants in this action are BankAtlantic Bancorp, James A. White, Valerie C. Toalson, Jarett S. Levan, John E. Abdo and Alan B. Levan. The complaint, which was later amended, alleged that during the purported class period of November 9, 2005 through October 25, 2007, BankAtlantic Bancorp and the named officers knowingly and/or recklessly made misrepresentations of material fact regarding BankAtlantic and specifically BankAtlantic’s loan portfolio and allowance for loan losses. The complaint asserted claims for violations of the Exchange Act and Rule 10b-5 promulgated thereunder, and sought unspecified damages. On December 12, 2007, the presiding court consolidated into Hubbard a separately filed action captioned Alarm Specialties, Inc. v. BankAtlantic Bancorp, Inc., No. 0:07—cv-61623-WPD. On February 5, 2008, the presiding court appointed State-Boston Retirement System lead plaintiff and Lubaton Sucharow LLP to serve as lead counsel pursuant to the provisions of the Private Securities Litigation Reform Act.

On November 18, 2010, a jury returned a verdict awarding $2.41 per share to shareholders who purchased shares of BankAtlantic Bancorp’s Class A Common Stock during the period of April 26, 2007 to October 26, 2007 and retained those shares until the end of the period. The jury rejected the plaintiffs’ claim for the six-month period from October 19, 2006 to April 25, 2007. Prior to the beginning of the trial, the plaintiffs abandoned any claim for any prior period. On April 25, 2011, the presiding court granted the defendants’ post-trial motion for judgment as a matter of law and vacated the jury verdict, resulting in a judgment in favor of all defendants on all claims. The plaintiffs have appealed the court’s order setting aside the jury verdict.

D.W. Hugo, individually and on behalf of Nominal Defendant BankAtlantic Bancorp, Inc. vs. BankAtlantic Bancorp, Inc., Alan B. Levan, Jarett S. Levan, Jay C. McClung, Marcia K. Snyder, Valerie Toalson, James A. White, John E. Abdo, D. Keith Cobb, Steven M. Coldren, and David A. Lieberman, Case No. 0:08-cv-61018-UU, United States District Court, Southern District of Florida

In July 2008, BankAtlantic Bancorp and certain of its officers and directors were named in a lawsuit which alleged that the individual defendants breached their fiduciary duties by engaging in certain lending practices with respect to BankAtlantic Bancorp’s commercial real estate loan portfolio. The complaint further alleged that BankAtlantic Bancorp’s public filings and statements did not fully disclose the risks associated with its commercial real estate loan portfolio and sought damages on behalf of BankAtlantic Bancorp. In July 2011, the case was dismissed and the parties exchanged mutual releases and neither the individual defendants nor BankAtlantic Bancorp made any monetary payments in connection with the dismissal.

Albert R. Feldman, Derivatively on behalf of Nominal Defendant BankAtlantic Bancorp, Inc. v. Alan B. Levan, et al., Case No. 0846795 07

On December 2, 2008, the Circuit Court for Broward County stayed a separately filed action captioned Albert R. Feldman, Derivatively on behalf of Nominal Defendant BankAtlantic Bancorp, Inc. vs. Alan B. Levan, et al., Case No. 0846795 07. The Feldman case is a derivative case with allegations virtually identical to those made in the Hugo case described above. The presiding court granted the motion to stay the action pending further order of the court and allowing any party to move for relief from the stay, provided the moving party gives at least thirty days’ written notice to all of the non-moving parties. BankAtlantic Bancorp believes the claims to be without merit and intends to vigorously defend the actions.

Wilmine Almonor, individually and on behalf of all others similarly situated, vs. BankAtlantic Bancorp, Inc., Steven M. Coldren, Mary E. Ginestra, Willis N. Holcombe, Jarett S. Levan, John E. Abdo, David A. Lieberman, Charlie C. Winningham II, D. Keith Cobb, Bruno L. DiGiulian, Alan B. Levan, James A. White, the Security Plus Plan Committee, and Unknown Fiduciary Defendants 1-50, No. 0:07-cv-61862- DMM, United States District Court, Southern District of Florida

On December 20, 2007, Wilmine Almonor filed a purported class action in the United States District Court for the Southern District of Florida against BankAtlantic Bancorp and the above-listed officers, directors, employees and organizations. The complaint alleges that, during the purported class period of November 9, 2005 to present, BankAtlantic Bancorp and the individual defendants violated the Employment Retirement Income Security Act of 1974 (“ERISA”) by permitting company employees to choose to invest in BankAtlantic Bancorp’s Class A Common Stock in light of the facts alleged in BankAtlantic Bancorp’s securities lawsuit described above. The complaint seeks to assert claims for breach of fiduciary duties, the duty to provide accurate information and the duty to avoid conflicts of interest under ERISA, and seeks unspecified damages. On February 18, 2009, the plaintiff filed a Second Amended Complaint, which, for the first time, identified by name the following additional defendants that plaintiff had previously attempted to identify by position: Anne B. Chervony, Lewis F. Sarrica, Susan D. McGregor, Jeff Callan, Patricia Lefebvre, Jeffrey Mindling, Tim Watson, Gino Martone, Jose Valle, Juan Carlos Ortigosa, Gerry Lachnicht, Victoria Bloomenfeld, Rita McManus and Kathleen Youlden.

On July 14, 2009, the presiding court granted in part defendants’ motion to dismiss the Second Amended Complaint, dismissing the following individual defendants from Count II: Lewis Sarrica, Susan McGregor, Patricia Lefebvre, Jeffrey Mindling and Gerry Lachnicht. On July 28, 2009, the court denied the plaintiff’s motion for class certification. On January 13, 2010, the court ruled that the plaintiff’s status as a plan representative threatens the interests of the plan, and in turn other plan participants, and threatens the integrity of the judicial process. The court denied the plaintiff’s request to proceed as a plan representative and, accordingly, the case was limited to the plaintiff’s individual claim. On June 2, 2010, the parties entered a stipulation of dismissal with prejudice with respect to the plaintiff’s individual claim and, on that same date, the court entered an order of dismissal with respect to those claims.

Jordan Arizmendi, et al., individually and on behalf of all others similarly situated, v. BankAtlantic, Case No. 09-059341 (19), Circuit Court of the 17th Judicial Circuit for Broward County, Florida.

On November 8, 2010, two pending class action cases against BankAtlantic — Farrington v. BankAtlantic and Rothman v. BankAtlantic – were consolidated, and a Consolidated Amended Class Action Complaint was filed. New purported named plaintiffs were added, and the case is now styled as Jordan Arizmendi, et al., individually and on behalf of all others similarly situated, v. BankAtlantic. The amended complaint, which asserts claims for breach of contract and breach of the duty of good faith and fair dealing, alleges that BankAtlantic improperly re-sequenced debit card transactions, improperly assessed overdraft fees on positive balances and improperly imposed sustained overdraft fees on customers. BankAtlantic has filed a motion to dismiss, which is pending with the presiding court.

In re BankAtlantic Bancorp, Inc. Litig., Consol. C.A. No. 7068-VCL, Court of Chancery for the State of Delaware

On November 28, 2011, putative holders of direct or indirect interests in trust preferred securities issued by four trusts sponsored by BankAtlantic Bancorp (BBC Capital Trust II, BBC Capital Trust IX and BBC Capital Trust XII (collectively, the “Defendant Trusts”) and BBX Capital Trust 2007 I(A)) sued BankAtlantic Bancorp, the Defendant Trusts and BB&T alleging that the proposed sale of BankAtlantic to BB&T contemplated by the stock purchase agreement between the companies violates provisions contained in the indentures entered into between each of the four trusts and BankAtlantic Bancorp in connection with the issuance of the trust preferred securities. The Complaint includes six counts. Count I against BankAtlantic Bancorp seeks a declaration that the proposed sale of BankAtlantic violates the terms of the indentures. Count II against BankAtlantic Bancorp and BB&T seeks an injunction blocking the proposed sale of BankAtlantic to BB&T under the stock purchase agreement. Count III against BankAtlantic Bancorp is for breach of contract based on the indentures. Count IV against BankAtlantic Bancorp is for breach of an implied covenant based on the Guarantee Agreements that BankAtlantic Bancorp entered into as part of the issuance of the trust preferred securities. Count V against the Defendant Trusts is for a declaration that the trusts have a legal duty to direct the indenture trustees to seek to block the proposed sale of BankAtlantic to BB&T under the Stock Purchase Agreement. Count VI against BB&T is for tortious interference with BankAtlantic Bancorp’s alleged contractual obligations to holders of the trust preferred securities. On December 27, 2011, Wilmington Trust Company, in its capacity as trustee under various indentures, declarations of trust and guarantee agreements relating to trust preferred securities issued by BBC Capital Trust II, BBC Capital Trust XI and BBX Capital Trust 2007 II(A) (collectively, the “Wilmington Trusts”) filed a declaratory judgment action against BankAtlantic Bancorp seeking a declaration that the proposed sale of BankAtlantic to BB&T under the terms of the stock purchase agreement violates provisions contained in the indentures relating to the trust preferred securities issued by the Wilmington Trusts. On December 30, 2011, Wells Fargo Bank, N.A., in its capacity as Institutional Trustee of BBC Capital Trust IX and BBC Capital Trust XII, filed a verified complaint in intervention against BankAtlantic Bancorp and BB&T. On January 6, 2012, Trapeza CDO I, LLC, Trapeza CDO II, LLC and Trapeza CDO III, LLC filed a verified complaint in intervention against BankAtlantic Bancorp, BBC Capital Trust V and BBC Capital Trust VI. The Delaware Chancery Court denied BankAtlantic Bancorp’s motion to dismiss the action, and an expedited three-day trial on the merits was held on January 26, 27 and 30, 2012.

Securities and Exchange Commission v. BankAtlantic Bancorp, Inc. and Alan B. Levan, Case No. 12-60082-CV-SCOLA, United States District Court, Southern District of Florida

On January 18, 2012, the SEC brought an action in the United States District Court for the Southern District of Florida against BankAtlantic Bancorp and Alan B. Levan, BankAtlantic Bancorp’s Chairman and Chief Executive Officer, alleging that they violated securities laws by not timely disclosing known adverse trends in BankAtlantic Bancorp’s commercial real estate loans, selectively disclosing problem loans and engaging in improper accounting treatment of certain specific loans which resulted in a material understatement of its net loss in BankAtlantic Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2007. Further, the complaint alleges that Mr. Alan Levan intentionally misled investors in related earnings calls. The SEC is seeking a finding by the court of violations of securities laws, a permanent injunction barring future violations, civil money penalties and, in the case of Mr. Alan Levan, an order barring him from serving as an officer or director of a public company.

OTS Overdraft Processing Examination

On January 6, 2011, the OTS advised BankAtlantic that it had determined, subject to receipt of additional information from BankAtlantic, that BankAtlantic engaged in deceptive and unfair practices in violation of Section 5 of the Federal Trade Commission Act and OTS regulations and requested that BankAtlantic submit a restitution plan for the OTS’ consideration. On June 2, 2011, the OTS also advised BankAtlantic that it could be subject to civil money penalties. BankAtlantic believes it has complied with all applicable laws and OTS guidelines and, on July 5, 2011, BankAtlantic filed an appeal of the OTS’ positions. That appeal is now before the OCC which will review the issues under its process and guidelines.

Bluegreen and its Subsidiaries

For information concerning the legal proceedings to which Bluegreen and its subsidiaries are subject, see the section of this joint proxy statement/prospectus entitled “Information About Bluegreen – Legal Proceedings.”

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Class A Common Stock Market Information

For market information with respect to BFC’s Class A Common Stock, including the high and low sales prices of such stock for each quarter since the beginning of 2010, see the section of this joint proxy statement/prospectus entitled “Comparative Stock Prices and Dividends.”

Class B Common Stock Market Information

BFC’s Class B Common Stock is quoted on the OTC Bulletin Board under the ticker symbol “BFCFB.OB.” The following table sets forth, for the indicated periods, the high and low trading prices for BFC’s Class B Common Stock as reported by the National Association of Securities Dealers Automated Quotation System.

	High	Low
Calendar Year 2010
First quarter	$0.65	$0.60
Second quarter	1.25	0.85
Third quarter	0.85	0.85
Fourth quarter	0.85	0.35
Calendar Year 2011
First quarter	$0.45	$0.31
Second quarter	0.40	0.26
Third quarter	0.51	0.26
Fourth quarter	0.65	0.30
Calendar Year 2012
First quarter (through January 30, 2012)	$0.40	$0.39

Holders

As of January 30, 2012, there were approximately 666 record holders of BFC’s Class A Common Stock and approximately 431 record holders of BFC’s Class B Common Stock.

Dividends

For information with respect to the payment of dividends on BFC’s capital stock, see the section of this joint proxy statement/prospectus entitled “Comparative Stock Prices and Dividends.”

Since March 2009, BFC has not received cash dividends from BankAtlantic Bancorp. BankAtlantic Bancorp is currently prohibited from paying dividends on its Class A Common Stock or Class B Common Stock without first receiving the written non-objection of the Federal Reserve. In addition, during February 2009, BankAtlantic Bancorp elected to exercise its right to defer payments of interest on its trust preferred junior subordinated debt. BankAtlantic Bancorp is permitted to defer quarterly interest payments for up to 20 consecutive quarters. During the deferral period, BankAtlantic Bancorp is prohibited from paying dividends to its shareholders, including BFC. BankAtlantic Bancorp can end the deferral period at any time, and BankAtlantic Bancorp has committed to pay the outstanding deferred interest on the trust preferred securities in connection with the consummation of the sale of BankAtlantic to BB&T. Furthermore, BFC has not to date received cash dividends from Bluegreen, and certain of Bluegreen’s credit facilities contain terms which may limit the payment of cash dividends. In addition, the payment of dividends by Bluegreen is subject to declaration by Bluegreen’s board of directors, a majority of whom are independent directors under the listing standards of the NYSE.

Equity Compensation Plan Information

The following table sets forth, as of December 31, 2010, information regarding awards previously granted and then-outstanding, and securities authorized for issuance, under BFC’s equity compensation plans:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants or rights	Weighted-average exercise price of of outstanding options, warrants or rights	Number of securities remaining available for future issuance under equity compensation plans (excluding outstanding options)
Equity compensation plans approved by security holders	2,492,176	$0.41	4,118,013
Equity compensation plans not approved by security holders	—	—	—

Total	2,492,176	$0.41	4,118,013

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

BFC

Market risk is defined as the risk of loss arising from adverse changes in market valuations resulting from interest rate risk, foreign currency exchange rate risk, commodity price risk and equity price risk. BFC’s primary market risk is equity price risk and interest rate risk.

Because BankAtlantic Bancorp and Bluegreen are consolidated in BFC’s financial statements, a significant change in the market price of the stock of those companies would not directly impact BFC’s financial results, but would likely have an effect on the market price of BFC’s Class A Common Stock and Class B Common Stock. The market price of BFC’s Class A Common Stock and Class B Common Stock, and the market prices of BankAtlantic Bancorp’s Class A Common Stock and Bluegreen’s Common Stock are important to the valuation and financing capability of BFC.

At September 30, 2011, BFC owned 595,049 shares of Benihana’s Common Stock and 500,000 shares of Benihana’s Series B Convertible Preferred Stock. At September 30, 2011, the market value of the 500,000 shares of Benihana’s Series B Convertible Preferred Stock then owned by BFC, if converted to shares of Benihana’s Common Stock, was approximately $8.5 million, and the market value of the 595,049 shares of Benihana’s Common Stock owned by BFC at that date was approximately $5.1 million. The estimated fair value of BFC’s investment in Benihana’s Series B Convertible Preferred Stock and Common Stock was based on the $8.59 per share closing price of Benihana’s Common Stock on the NASDAQ on September 30, 2011. On October 7, 2011, BFC converted the remaining 500,000 shares of Benihana’s Series B Convertible Preferred Stock that it owned into 987,528 shares of Benihana’s Common Stock.

Woodbridge may be subject to interest rate risk on its and its subsidiaries’ long term debt. As of December 31, 2010 Woodbridge’s Carolina Oak subsidiary had $37.2 million of indebtedness tied to the Prime Rate. During November 2009, the lender filed a complaint alleging default under the loan documents and initiating an action for foreclosure. As previously discussed, during April 2011, Woodbridge and Carolina Oak entered into a settlement agreement with the holder of the note (who had acquired the note through a series of transactions) to resolve the debt and the litigation between them. Under the terms of the settlement agreement, (i) Woodbridge paid $2.5 million to the note holder, (ii) Carolina Oak conveyed to the note holder the real property securing the loan and (iii) the note holder agreed not to pursue certain remedies, including a deficiency judgment, and after the expiration of an agreed-upon time period, to fully release Woodbridge and Carolina Oak, in each case subject to certain conditions.

Bluegreen

For information regarding Bluegreen’s market risk, see the section of this joint proxy statement/prospectus entitled “Information About Bluegreen – Quantitative and Qualitative Disclosures About Market Risk.”

Market Risk

(BankAtlantic Bancorp)

BankAtlantic Bancorp

The following discussion relating to BankAtlantic Bancorp’s market risk was prepared by BankAtlantic Bancorp’s management for inclusion in BankAtlantic Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2010 and has been extracted without alteration from such filing. Accordingly, references to the “Company,” “we,” “us” or “our” in the following discussion are references to BankAtlantic Bancorp and its subsidiaries, and references to the “Parent Company” are references to BankAtlantic Bancorp, and none of the foregoing are references to BFC or Bluegreen. For additional information regarding BankAtlantic Bancorp and its market risk, see the “Financial Services” portion of the section of this joint proxy statement/prospectus entitled “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the notes to BFC’s consolidated financial statements included in this joint proxy statement/prospectus. Readers are also referred to BankAtlantic Bancorp’s filings with the SEC. See “Where You Can Find More Information.”

Consolidated Market Risk

Market risk is defined as the risk of loss arising from adverse changes in market valuations which arise from interest rate risk, foreign currency exchange rate risk, commodity price risk and equity price risk. Our primary market risk is interest rate risk.

Market Risk

(BankAtlantic Bancorp)

Consolidated Interest Rate Risk

The amount of BankAtlantic’s interest earning assets and interest-bearing liabilities expected to re-price, prepay or mature in each of the indicated periods was as follows (in thousands):

	BankAtlantic Re-pricing Gap Table As of December 31, 2010
	1 Year or Less	3 Years or Less	5 Years or Less	More Than 5 Years	Total
Interest earning assets:
Loans:
Residential loans (1)
Fixed rate	$111,266	75,170	44,668	176,672	407,776
Hybrids ARM less than 5 years	11,358	6,262	243	108	17,971
Hybrids ARM more than 5 years	364,823	235,574	130,028	68,833	799,258
Commercial loans	789,029	159,673	67,379	27,518	1,043,599
Small business loans	153,964	94,869	34,620	22,381	305,834
Consumer	605,346	5,060	3,099	8,812	622,317

Total loans	2,035,786	576,608	280,037	304,324	3,196,755

Investment securities
Mortgage backed securities	45,331	41,248	20,027	64,647	171,253
Other investment securities	329,457	1,734	—	9,807	340,998
Tax certificates	89,789	—	—	—	89,789

Total investment securities	464,577	42,982	20,027	74,454	602,040

Total interest earning assets	2,500,363	619,590	300,064	378,778	3,798,795

Total non-earning assets	669,718	—	—	655	670,373

Total assets	$3,170,081	619,590	300,064	379,433	4,469,168

Total interest bearing liabilities	$3,100,738	119,437	19,182	2,310	3,241,667
Non-interest bearing liabilities	158,353	234,742	153,591	680,816	1,227,502

Total non-interest bearing liabilities and equity	$3,259,091	354,179	172,773	683,126	4,469,169

GAP (repricing difference)	$(600,374)	500,154	280,883	376,469
Cumulative GAP	$(600,374)	(100,220)	180,663	557,132
Repricing Percentage	-13.43%	11.19%	6.28%	8.42%

Cumulative Percentage	-13.43%	-2.24%	4.04%	12.47%

(1)	Hybrid adjustable rate mortgages (ARM) earn fixed rates for designated periods and adjust annually thereafter based on the one year U.S. Treasury note rate.

Market Risk

(BankAtlantic Bancorp)

BankAtlantic’s residential loan portfolio includes interest-only loans. These loans are scheduled to re-price as follows (in thousands):

Year Ending December 31,	Amount (1)
2011	$52,146
2012	48,257
2013	96,267
2014	38,655
2015	123,507
Thereafter	191,414

Total interest only loans	$550,246

(1)	The above table assumes no prepayments.

The majority of BankAtlantic’s assets and liabilities are monetary in nature, subjecting BankAtlantic to significant interest rate risk because its assets and liabilities re-price at different times, market interest rates change differently among each rate indices and certain interest earning assets, primarily residential loans, may be prepaid before maturity as interest rates change.

BankAtlantic has developed a model using standard industry software to measure its interest rate risk. The model performs a sensitivity analysis that measures the effect on its net interest income of changes in interest rates. The model measures the impact that parallel interest rate shifts of 100 and 200 basis points would have on net interest income over a 12 month period.

The model calculates the change in net interest income by:

i.	Calculating interest income and interest expense from existing assets and liabilities using current re-pricing, prepayment and volume assumptions,

ii.	Estimating the change in expected net interest income based on instantaneous and parallel shifts in the yield curve to determine the effect on net interest income; and

iii.	Calculating the percentage change in net interest income calculated in (i) and (ii).

Management of BankAtlantic has made estimates of cash flow, prepayment, repricing and volume assumptions that it believes to be reasonable. Actual results will differ from the simulated results due to changes in interest rates that differ from the assumptions in the simulation model.

In assessing the interest rate risk during 2010 certain assumptions were utilized in preparing the following table. These assumptions related to:

•	Interest rates,

•	Loan prepayment rates,

•	Deposit decay rates,

•	Re-pricing of certain borrowings, and

•	Reinvestment in earning assets.

Market Risk

(BankAtlantic Bancorp)

The prepayment assumptions used in the model were:

• Fixed rate mortgages	30%

• Fixed rate securities	26%

• Tax certificates	70%

• Adjustable rate mortgages	16%

• Adjustable rate securities	25%

Deposit runoff assumptions used in the model are as follows:

	Within 1 Year	1-3 Years	3-5 Years	Over 5 Years
Money fund savings accounts decay rates	17%	17%	16%	14%
NOW and savings accounts decay rates	37%	32%	17%	17%

Presented below is an analysis of BankAtlantic’s estimated net interest income over a twelve month period calculated utilizing the Company’s model (dollars are in thousands):

As of December 31, 2010
Changes in Rate	Net Interest Income	Percent Change
+200 bp	$155,248	7.18%
+100 bp	149,079	2.92%
0	144,845	—
-100 bp	139,818	-3.47%
-200 bp	136,919	-5.47%

As of December 31, 2009
Changes in Rate	Net Interest Income	Percent Change
+200 bp	$166,800	1.93%
+100 bp	164,645	0.62%
0	163,634	—
-100 bp	164,519	0.54%
-200 bp	162,552	-0.66%

The Parent Company has $322.4 million of outstanding junior subordinated debentures at December 31, 2010 of which $254.8 million bear interest at variable interest rates and adjust quarterly and $67.5 million bear interest at an 8.5% fixed rate. As of December 31, 2010, $290.1 million of the junior subordinated debentures are callable and $32.3 million become callable in 2012.

MANAGEMENT

Board of Directors

BFC’s board of directors currently consists of eleven members, each of whom is serving for a term expiring at BFC’s 2012 annual meeting of shareholders. In addition, as previously described, BFC has agreed to cause the six current directors of Bluegreen who are not currently directors of BFC to be appointed to BFC’s board of directors on the effective date of the merger, in each case to serve for a term expiring at BFC’s first annual meeting of shareholders held after such date of appointment. A summary of the background and experience of each these individuals is set forth below.

Current Members of the Board of Directors

Alan B. Levan, age 67, formed the I.R.E. Group (predecessor to BFC) in 1972. Since 1978, he has been Chairman of the Board, President and Chief Executive Officer of BFC or its predecessors. Since 1994, he has been Chairman of the Board and Chief Executive Officer of BankAtlantic Bancorp and, since 1987, he has served as Chairman of the Board of BankAtlantic. Since 2002, Mr. Levan has also served as Chairman of the Board of Bluegreen, and since June 2009, he has served as a director of Benihana. He was Chairman of the Board and Chief Executive Officer of Woodbridge from 1985 until the consummation of the merger between BFC and Woodbridge in September 2009. BFC’s board of directors believes that Mr. Levan is a strong operating executive and that his proven leadership skills enhance the board and BFC. BFC’s board of directors also believes that Mr. Levan’s management and directorship positions at BFC, BankAtlantic Bancorp and BankAtlantic and his directorship positions at Bluegreen and Benihana provide the board with critical insight regarding the business and prospects of each company. Alan B. Levan is the father of Jarett S. Levan.

John E. Abdo, age 68, has served as a director of BFC since 1988 and Vice Chairman of the Board of BFC since 1993. He has been Vice Chairman of the Board of BankAtlantic since April 1987, Chairman of the Executive Committee of BankAtlantic since October 1985 and Vice Chairman of the Board of BankAtlantic Bancorp since 1994. Mr. Abdo has served on the board of directors of Benihana since 1990 and currently serves as its Vice Chairman. He has also served as Vice Chairman of the Board of Bluegreen since 2002. Mr. Abdo is also President of Abdo Companies, Inc., a member of the board of directors of the Performing Arts Center Authority (“PACA”) and former President and current director and Chairman of the Finance Committee of the Broward Performing Arts Foundation. Mr. Abdo served as Vice Chairman of Woodbridge from 2001 until the consummation of the merger between BFC and Woodbridge during September 2009. BFC’s board of directors believes that it benefits from Mr. Abdo’s contributions to the board, many of which are the result of his extensive knowledge of the Florida business community and the business and affairs of BFC, BankAtlantic Bancorp, BankAtlantic, Bluegreen and Benihana, based on his long history of service on behalf of those entities. BFC’s board of directors also believes that Mr. Abdo’s real estate background provides additional perspective to the board.

D. Keith Cobb, age 70, has been a director of BFC since 2004. Mr. Cobb has served as a business consultant and strategic advisor to a number of companies since 1996. In addition, Mr. Cobb completed a six-year term on the Board of the Federal Reserve Bank of Miami in 2002. Mr. Cobb spent thirty-two years as a practicing Certified Public Accountant at KPMG LLP, and was Vice Chairman and Chief Executive Officer of Alamo Rent A Car, Inc. from 1995 until its sale in 1996. Mr. Cobb has served on the board of directors of BankAtlantic Bancorp since 2003 and the board of directors of Alliance Data Systems Corporation since 2004. He also served on the board of directors of RHR International, Inc. from 1998 through 2008. BFC’s board of directors believes that it benefits from Mr. Cobb’s extensive banking, financial and board service background and that Mr. Cobb brings insight to the Board with respect to the Company’s business, financial condition and strategic development.

Darwin Dornbush, age 81, was appointed to BFC’s board of directors during September 2009 in connection with the consummation of the merger between BFC and Woodbridge after previously serving as a director of Woodbridge since 2003. Mr. Dornbush has been a partner in the law firm of Dornbush Schaeffer Strongin & Venaglia, LLP since 1964. He also served as Secretary of Cantel Medical Corp., a healthcare company, until 2010 and as a director of that company until 2009. In addition, during February 2009, Mr. Dornbush rejoined the board of directors of Benihana after serving as a director of Benihana from 1995 through 2005. From 1983 until 2008, he served as Secretary of Benihana and its predecessor. BFC’s board of directors believes that it benefits from Mr. Dornbush’s experience in legal and business matters gained from his career as a practicing attorney and his previous and current memberships on public company boards.

Oscar Holzmann, age 69, has been a director of BFC since 2002. Mr. Holzmann has been an Associate Professor of Accounting at the University of Miami School of Business since 1980. He received his Ph.D. in Business Administration from Pennsylvania State University in 1974. BFC’s board of directors believes that Mr. Holzmann’s background gives him a unique perspective and position to contribute to the board. His accounting and financial knowledge also make him a valuable member of BFC’s audit committee.

Jarett S. Levan, age 38, was appointed to BFC’s board of directors during September 2009 in connection with the consummation of the merger between BFC and Woodbridge and was appointed to serve as Executive Vice President of BFC during April 2011. He is the President and a director of BankAtlantic Bancorp and the Chief Executive Officer and President of BankAtlantic and has served in various capacities at BankAtlantic, including as Executive Vice President and Chief Marketing Officer; President, Alternative Delivery; President, BankAtlantic.com; and Manager of Investor Relations. He joined BankAtlantic as an attorney in the Legal Department in January 1998. He also serves as a director of the Broward Center for the Performing Arts, the Fort Lauderdale Museum of Art, the Museum of Discovery and Science (Fort Lauderdale), the Broward Alliance and the Broward Workshop. BFC’s board of directors believes that Mr. Levan’s management and directorship positions at BankAtlantic Bancorp and BankAtlantic allow him to provide insight to the board with respect to the business and affairs of those entities as well as the industry in general. Jarett S. Levan is the son of Alan B. Levan.

Alan J. Levy, age 71, was appointed to BFC’s board of directors during September 2009 in connection with the consummation of the merger between BFC and Woodbridge after previously serving as a director of Woodbridge since 2005. Mr. Levy is the founder and, since 1980, has served as the President and Chief Executive Officer of Great American Farms, Inc., an agricultural company involved in the farming, marketing and distribution of a variety of fresh fruits and vegetables. BFC’s board of directors believes that Mr. Levy’s leadership skills and business experience gained from his service as the President and Chief Executive Officer of Great American Farms enhances the board.

Joel Levy, age 71, was appointed to BFC’s board of directors during September 2009 in connection with the consummation of the merger between BFC and Woodbridge after previously serving as a director of Woodbridge since 2003. Mr. Levy is currently the Vice Chairman of Adler Group, Inc., a commercial real estate company, and he served as President and Chief Operating Officer of Adler Group from 1984 through 2007. Mr. Levy also serves as President and Chief Executive Officer of JLRE Consulting, Inc. Mr. Levy is a Certified Public Accountant with vast experience in public accounting. BFC’s board of directors believes that Mr. Levy’s experience relating to the real estate industry gained from his executive positions at Adler Group and JLRE Consulting and his previous directorship at Woodbridge provide meaningful insight to the board and that, based on his finance and accounting background, Mr. Levy makes important contributions to BFC’s audit committee.

William Nicholson, age 65, was appointed to BFC’s board of directors during September 2009 in connection with the consummation of the merger between BFC and Woodbridge after previously serving as a director of Woodbridge since 2003. Since May 2010, Mr. Nicholson has served as a principal of Heritage Capital Group, an investment banking firm. He also served as a principal of Heritage Capital Group from December 2003 through March 2009. In addition, since 2004, Mr. Nicholson has served as President of WRN Financial Corporation and, since 2008, he has been a principal with EXP Loan Services LLC. He was also the Managing Director of BSE Management, LLC from March 2009 through April 2010. BFC’s board of directors believes that, because of Mr. Nicholson’s extensive knowledge of the capital and financial markets and broad experience working with the investment community, Mr. Nicholson can provide important insight to the board on financial issues.

Neil Sterling, age 60, has served as a director of BFC since 2003. Mr. Sterling has been the principal of The Sterling Resources Group, Inc., a business development consulting firm, since 1998. He is also the principal of SRG Technology, LLC, a software development and sales company, and New River Consulting Group, LLC, a business development consulting firm. As a successful business consultant, BFC’s board of directors believes that Mr. Sterling brings strategic insight to the board, both with respect to BFC’s business and investments as well as emerging business models.

Seth M. Wise, age 41, has served as a director and Executive Vice President of BFC since he was appointed to such positions in connection with the consummation of the merger between BFC and Woodbridge during September 2009. Since July 2005, Mr. Wise has served as President of Woodbridge after serving as its Executive Vice President since September 2003. At the request of Woodbridge, Mr. Wise served as President of Levitt and Sons, LLC, the former wholly owned homebuilding subsidiary of Woodbridge, prior to its filing for bankruptcy on November 9, 2007. He also previously was Vice President of Abdo Companies, Inc. BFC’s board of directors believes that Mr. Wise’s experience and background in the real estate industry gained from his executive positions at Woodbridge and Abdo Companies enhance the board’s knowledge and insight relating to BFC’s operations and the real estate industry.

Directors of Bluegreen to be Appointed to BFC’s Board of Directors at the Effective Time of the Merger

James R. Allmand, III, age 63, became a director of Bluegreen in June 2011. Mr. Allmand has over thirty years of resort real estate and hospitality operations management experience in luxury resort hotels, marinas and master planned residential real estate, including over twenty-five years of regional multi-property responsibilities in Florida. Since 2008, he has served as the Vice President of Operations and Resort Real Estate of Global Resort Development, Inc., an international resort development consulting company. Prior to that time, he served as General Manager of, and provided consulting services to, Sandals Grande Antigua Resort & Spa from 2007 to 2008. He also served as Director of Advisory Services of IAG Florida Inc., a commercial, residential and hospitality development oriented company, from 2004 to 2007, and General Manager and Vice President of Hyatt Regency Pier Sixty-Six in Fort Lauderdale, Florida from 1993 to 2004. Based on his extensive experience in the real estate and hospitality industries, Mr. Allmand is expected to provide valuable insight and contributions to BFC’s board of directors.

Norman H. Becker, age 74, became a director of Bluegreen in March 2003. Mr. Becker is currently, and has been for more than ten years, self-employed as a Certified Public Accountant. Mr. Becker is also the Chief Financial Officer and Treasurer of Proguard Acquisition Corp. as well as a member of its board of directors. Mr. Becker was previously a partner with Touche Ross & Co., the predecessor of Deloitte & Touche LLP, for more than ten years. Mr. Becker is also a director of Benihana. It is expected that Mr. Becker will provide valuable insight to BFC’s board of directors based on his business, financial and accounting expertise.

Lawrence A. Cirillo, age 73, became a director of Bluegreen in October 2003. Mr. Cirillo was Principal Partner and President of Atlantic Chartering, an oil tanker brokerage company, from 1979 until Atlantic Chartering merged with Seabrokers, Inc., a subsidiary of Clarkson, Ltd. Mr. Cirillo served as a Vice President of Seabrokers, Inc. until 2000. Since 2000, Mr. Cirillo has served as an oil tanker broker with Southport Maritime, Inc. It is expected that BFC’s board of directors will benefit from Mr. Cirillo’s business experience generally and within the sales industry in particular.

Mark A. Nerenhausen, age 57, became a director of Bluegreen in October 2003. Since August 2010, Mr. Nerenhausen has been a Principal of ZSP Consulting. From March 2009 through July 2010, Mr. Nerenhausen served as President and Chief Executive Officer of the AT&T Performing Arts Center in

Dallas, Texas. He previously served as President and Chief Executive Officer of PACA from 1998 through March 2009. Mr. Nerenhausen’s leadership skills and business and management experience gained from his service in Principal, President and Chief Executive Officer positions, including the sales aspects of his positions, is expected to be valuable to BFC’s board of directors.

Arnold Sevell, age 63, became a director of Bluegreen in 2002. For more than fifteen years, Mr. Sevell has been the President of Sevell Realty Partners, Inc., a full-service commercial real estate firm, and its affiliated entities, Sevell Realty Holdings, LLC, Sevell Family Holdings, LLC and Sevell Residential Realty LLC. Mr. Sevell also serves as a member of the Planning and Zoning Board of Boca Raton, Florida. Mr. Sevell is expected to provide expertise and insight to BFC’s board of directors as a result of his knowledge of, and experience within, the real estate industry and his insight into real estate markets generally.

Orlando Sharpe, age 52, founded Sharpe Project Developments, Inc., a real estate development company, in 1990 and has served as its President since that time. From 1986 to 1990, he was employed with Arvida/JMP Partners, L.P., a residential real estate development company, where he managed the design, construction, development and property management for several office buildings, retail centers, hotels, restaurants, warehouses and mixed use commercial parks. Prior to that time, he was employed by the Weitz Co. General Contractors as a project manager on various commercial projects. His background also includes professional experience with a number of architectural and engineering firms. Mr. Sharpe’s knowledge of the real estate industry generally and particularly with respect to real estate development and current trends in the industry is expected to be valuable to BFC’s board of directors.

Director Independence

During 2011, BFC’s board of directors determined that D. Keith Cobb, Oscar Holzmann, Alan J. Levy, Joel Levy, William Nicholson and Neil Sterling, who together comprise a majority of the board, are independent. For purposes of making its independence determinations, BFC’s board of directors used definition of “independence” set forth in the listing standards of NYSE Arca, as BFC’s Class A Common Stock was previously listed for trading on such exchange. With respect to each of the directors determined to be independent, BFC’s board of directors specifically discussed and considered the following relationships, each of which the board determined did not constitute a material relationship that would impair the director’s independence:

•	Mr. Cobb serves on the board of directors and the audit committee of BankAtlantic Bancorp, as well as the board of directors of BankAtlantic.

•

Mr. Cobb is also a member of the board of directors of the Nova Southeastern University H. Wayne Huizenga School of Business and Entrepreneurship. Alan B. Levan is a Trustee of Nova Southeastern University and the Chairman of its finance committee. Additionally, in 2008 and 2010, BankAtlantic and its affiliated entities together made donations of $32,500 and $1,000, respectively, to the Nova Southeastern University H. Wayne Huizenga School of Business and Entrepreneurship. No such donations were made in 2009.

•

Messrs. Cobb and Alan Levy serve as members of Broward Workshop with Messrs. Alan Levan, Abdo and Jarett Levan. In addition, Mr. Alan Levy serves on the board of directors of the Fort Lauderdale Museum of Art with Mr. Jarett Levan.

•

Each of Mr. Alan Levy and Great American Farms, Inc., a corporation of which Mr. Alan Levy is the President and Chief Executive Officer, Mr. Joel Levy and an entity in which he owns an approximate 5% interest, and Mr. Holzmann have a banking relationship with BankAtlantic in the ordinary course of BankAtlantic’s business.

James R. Allmand, III, Norman H. Becker, Lawrence A. Cirillo, Arnold Sevell and Orlando Sharpe, five of the six directors of Bluegreen to be appointed to BFC’s board of directors at the effective time of the merger, were determined by Bluegreen’s board of directors during 2011 to be independent under the listing standards of the NYSE. In determining Mr. Becker’s independence, Bluegreen’s board of directors specifically considered the fact that he serves on the board of directors of Benihana with Alan B. Levan and John E. Abdo. Based on their backgrounds and current relationships, it is expected that each of Messrs. Allmand, Becker, Cirillo, Sevell and Sharpe will, upon their appointment to BFC’s board of directors, serve as independent directors of BFC.

Executive Officers

The following individuals currently serve as executive officers of BFC. It is currently expected that each of these individuals will continue to serve in their respective capacities as executive officers of BFC following the merger.

Name	Position
Alan B. Levan	Chairman of the Board, Chief Executive Officer and President
John E. Abdo	Vice Chairman of the Board
Jarett S. Levan	Executive Vice President and Director
Seth M. Wise	Executive Vice President and Director
John K. Grelle	Executive Vice President and Chief Financial Officer
Maria R. Scheker	Chief Accounting Officer

All executive officers serve until they resign or are replaced or removed by BFC’s board of directors.

The following additional information is provided for the executive officers shown above who are not also directors of BFC:

John K. Grelle, age 68, joined BFC as acting Chief Financial Officer on January 11, 2008. Mr. Grelle was appointed Executive Vice President and Chief Financial Officer of BFC on May 20, 2008 and Chief Risk Officer on September 16, 2011. From May 2008 until the consummation of the merger between BFC and Woodbridge during September 2009, Mr. Grelle also served as Executive Vice President, Chief Financial Officer and principal accounting officer of Woodbridge. Prior to joining BFC, Mr. Grelle served as a Partner of Tatum, LLC, an executive services firm. From 2003 through October 2007, when Mr. Grelle joined Tatum, LLC, Mr. Grelle was the founder and principal of a business formation and strategic development consulting firm. From 1996 through 2003, Mr. Grelle served as Senior Vice President and Chief Financial Officer of ULLICO Inc. and, from 1993 through 1995, he served as Managing Director of DCG Consulting. Mr. Grelle has also been employed in various other executive and financial positions throughout his career, including Chairman and Chief Executive Officer of Old American Insurance Company; Controller of the Financial Services Division of American Can Company (later known as Primerica); Chairman, President and Chief Executive Officer of National Benefit Life, a subsidiary of Primerica; President of Bell National Life; Senior Vice President and Chief Financial Officer of American Health and Life; Controller of Sun Life America; and Director of Strategic Planning and Budgeting for ITT Hamilton Life. Mr. Grelle is a former member of the board of directors of the N.Y. Council of Life Insurers.

Maria R. Scheker, age 54, was appointed Chief Accounting Officer of BFC in April 2007. Ms. Scheker joined BFC in 1985 and has held various positions with BFC during this time, including Assistant Controller from 1993 through 2003. Ms. Scheker was appointed Controller of BFC in 2003 and Senior Vice President of BFC in March 2006. Ms. Scheker has been a Certified Public Accountant in the State of Florida since 2003.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BFC may be deemed to be controlled by Alan B. Levan, who serves as Chairman, Chief Executive Officer and President of BFC, and John E. Abdo, who serves as Vice Chairman of BFC. Together, Messrs. Alan Levan and Abdo may be deemed to beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock representing approximately 72% BFC’s total voting power. See “Security Ownership of Certain Beneficial Owners and Management” below for further information with respect to the share ownership of each of Messrs. Alan Levan and Abdo.

BFC may be deemed to be the controlling shareholder of BankAtlantic Bancorp and Bluegreen. BFC also has a direct non-controlling interest in Benihana. Messrs. Alan Levan and Abdo are each executive officers and directors of BankAtlantic Bancorp and BankAtlantic, and directors of Bluegreen and Benihana. In addition, Jarett S. Levan, the son of Alan B. Levan, is an executive officer and director of BankAtlantic Bancorp and BankAtlantic. Mr. Jarett Levan’s total compensation from BankAtlantic Bancorp and BankAtlantic was approximately $1,079,000 and $700,677 during the years ended December 31, 2009 and 2010, respectively. In addition, Mr. Jarett Levan received compensation from BFC totaling $12,500 and $54,808 during the years ended December 31, 2009 and 2010, respectively.

BFC previously owned approximately 22% of Woodbridge’s Class A Common Stock and all of Woodbridge’s Class B Common Stock, representing approximately 59% of the total voting power of Woodbridge. On September 21, 2009, Woodbridge merged with and into a wholly owned subsidiary of BFC. In connection with that merger, each outstanding share of Woodbridge’s Class A Common Stock, other than those held by shareholders of Woodbridge who exercised and perfected their appraisal rights under the FBCA, converted into the right to receive 3.47 shares of BFC’s Class A Common Stock. Shares otherwise issuable to BFC attributable to the shares of Woodbridge’s Class A Common Stock and Class B Common Stock owned by BFC were canceled. Messrs. Alan Levan and Abdo served as Chairman and Chief Executive Officer of Woodbridge and Vice Chairman of Woodbridge, respectively, and John K. Grelle, BFC’s Executive Vice President and Chief Financial Officer, served as Executive Vice President, Chief Financial Officer and principal accounting officer of Woodbridge. In addition, effective upon consummation of the merger with Woodbridge, Seth M. Wise, Woodbridge’s President, was appointed to serve as Executive Vice President of BFC, and each of Messrs. Wise and Jarett Levan, as well as the following six directors of Woodbridge who were not also directors of BFC — James Blosser, Darwin Dornbush, Alan J. Levy, Joel Levy, William Nicholson and William Scherer — were appointed to BFC’s board of directors. Messrs. Blosser’s and Scherer’s service on BFC’s board of directors ceased on December 15, 2010, the date of BFC’s 2010 annual meeting of shareholders.

The following table presents related party transactions relating to the shared service arrangements between BFC, BankAtlantic Bancorp and Bluegreen for the nine months ended September 30, 2011 and the years ended December 31, 2010 and 2009. Amounts related to BankAtlantic Bancorp and BankAtlantic for all periods, and Bluegreen after BFC acquired a controlling interest in Bluegreen during November 2009, were eliminated in consolidation.

		For the Nine Months Ended September 30, 2011
		BFC	BankAtlantic Bancorp	Bluegreen
		(In thousands)
Shared service income (expense)	(a)	1,242	(977)	(265)
Facilities cost and information technology	(b)	(308)	269	39

		For the Year Ended December 31, 2010
		BFC	BankAtlantic Bancorp	Bluegreen
		(In thousands)
Shared service income (expense)	(a)	2,565	(2,105)	(460)
Facilities cost and information technology	(b)	(544)	484	60

		For the Year Ended December 31, 2009
		BFC	BankAtlantic Bancorp	Bluegreen
		(In thousands)
Shared service income (expense)	(a)	2,342	(1,805)	(537)
Facilities cost and information technology	(b)	(553)	479	54

(a)	Pursuant to the terms of shared service agreements, subsidiaries of BFC provide human resources, risk management, investor relations, executive office administration and other services to BankAtlantic Bancorp and Bluegreen. The costs of shared services are allocated based upon the usage of the respective services.

(b)	As part of the shared service arrangement, BFC pays BankAtlantic and Bluegreen for office facilities cost relating to BFC and its shared service operations. BFC also pays BankAtlantic for information technology related services pursuant to a separate agreement. For information technology related services, BFC paid BankAtlantic approximately $60,000, $154,000 and $160,000 during the nine months ended September 30, 2011 and the years ended December 31, 2010 and 2009, respectively, which payments are included in the table above.

As of September 30, 2011, December 31, 2010 and December 31, 2009, BFC had cash and cash equivalents accounts at BankAtlantic with balances of approximately $0.4 million, $1.8 million and $20.9 million, respectively. These accounts were on the same general terms as deposits made by unaffiliated third parties. Additionally, during 2010 and 2009, BFC had funds invested at BankAtlantic through the Certificate of Deposit Account Registry Service (“CDARS”) program, which facilitates the placement of funds into certificates of deposits issued by other financial institutions in increments of less than the standard FDIC insurance maximum to insure that both principal and interest are eligible for full FDIC insurance coverage. During the year ended December 31, 2010, BFC had up to $7.7 million invested through the CDARS program at BankAtlantic, but BFC did not have any funds invested through this program at BankAtlantic as of December 31, 2010. During the year ended December 31, 2009, BFC had up to $49.9 million invested through the CDARS program at BankAtlantic, and had $7.7 million invested through this program at BankAtlantic as of December 31, 2009. The aggregate interest income recognized by BFC in connection with these funds held at BankAtlantic was approximately $1,000 and $39,000 for the years ended December 31, 2010 and 2009, respectively. BFC recognized nominal interest income in connection with these funds held at BankAtlantic during the nine months ended September 30, 2011.

During June 2010, BankAtlantic Bancorp and BankAtlantic entered into a real estate advisory service agreement with BFC for assistance relating to the work-out of loans and the sale of real estate owned. Under the terms of the agreement, BFC receives a monthly fee of $12,500 from each of BankAtlantic and BankAtlantic Bancorp and, if BFC’s efforts result in net recoveries of any non-performing loan or the sale of real estate owned, BFC will receive a fee equal to 1% of the net value recovered. During the nine months ended September 30, 2011 and the year ended December 31, 2010, BFC was paid an aggregate of approximately $422,000 and $787,000, respectively, of real estate advisory service fees under this agreement.

During 2010, BFC loaned approximately $8.0 million to BankAtlantic Bancorp. BankAtlantic Bancorp executed a promissory note in favor of BFC with a maturity date of July 30, 2010. The note provided for payment either in cash or shares of BankAtlantic Bancorp’s Class A Common Stock, depending on the results of BankAtlantic Bancorp’s then ongoing rights offering and the number of shares allocable to BFC pursuant to its exercise of subscription rights in the rights offering. During July 2010, BankAtlantic Bancorp satisfied the promissory note in full through the issuance of shares of BankAtlantic Bancorp’s Class A Common Stock to BFC, which were in addition to the shares previously issued to BFC as a result of its exercise of subscription rights in the rights offering.

During the nine months ended September 30, 2011 and the years ended December 31, 2010 and 2009, Bluegreen reimbursed BFC and Woodbridge approximately $0.1 million, $1.4 million and $2.4 million, respectively, for certain expenses incurred in assisting Bluegreen in its efforts to explore potential additional sources of liquidity. Bluegreen also paid a subsidiary of BFC approximately $0.5 million, $1.3 million and $0.5 million for a variety of management advisory services during the nine months ended September 30, 2011 and the years ended December 31, 2010 and 2009, respectively. In addition, BFC and Bluegreen have an agreement relating to the maintenance of different registered public accounting firms. Pursuant to the agreement, Bluegreen has reimbursed BFC for the $624,950 of fees related to certain reviews and procedures performed by PricewaterhouseCoopers LLP, BFC’s independent registered public accounting firm, at Bluegreen as part of the annual audit of BFC’s consolidated financial statements for the year ended December 31, 2010.

Beginning in 2009, Bluegreen entered into a land lease with Benihana, who constructed and operates a restaurant on one of Bluegreen’s land parcels. Under the terms of the lease, Bluegreen receives payments from Benihana of approximately $0.1 million annually.

During December 2009, Benihana engaged a subsidiary of BFC to provide certain management, financial advisory and other consulting services. For the year ended December 31, 2010, the consulting fees payable to BFC’s subsidiary under this arrangement were approximately $650,000. This engagement ceased during November 2010. In addition, during 2010, Benihana engaged a separate subsidiary of BFC to provide insurance and risk management services. For the year ended December 31, 2010, BFC’s subsidiary received approximately $45,000 under this arrangement. This engagement ceased during January 2011.

In prior periods, BankAtlantic Bancorp issued options to purchase shares of BankAtlantic Bancorp’s Class A Common Stock to employees of BFC. Additionally, certain employees of BankAtlantic Bancorp have transferred to affiliate companies, and BankAtlantic Bancorp has elected, in accordance with the terms of BankAtlantic Bancorp’s stock option plans, not to cancel the stock options held by those former employees. There were no options exercised by former BankAtlantic Bancorp employees during the nine months ended September 30, 2011 or the years ended December 31, 2010 or 2009. BankAtlantic Bancorp from time to time also issues options and restricted stock awards to employees of BFC that perform services for BankAtlantic Bancorp. During the year ended December 31, 2010, BankAtlantic Bancorp granted 15,000 restricted shares of its Class A Common Stock to employees of BFC that perform services to BankAtlantic Bancorp. These stock awards are scheduled to vest in equal annual installments over a four-year period. Expenses relating to all options and restricted stock awards granted by BankAtlantic Bancorp to BFC employees, as described in this paragraph, was approximately $42,000, $77,000 and $50,000 for the nine months ended September 30, 2011 and the years ended December 31, 2010 and 2009, respectively.

BankAtlantic Bancorp’s options and non-vested restricted stock outstanding to employees of BFC consisted of the following as of September 30, 2011, December 31, 2010 and December 31, 2009:

	As of September 30, 2011		As of December 31, 2010		As of December 31, 2009
	BankAtlantic Bancorp’s Class A Common Stock	Weighted Average Exercise Price	BankAtlantic Bancorp’s Class A Common Stock	Weighted Average Exercise Price	BankAtlantic Bancorp’s Class A Common Stock	Weighted Average Exercise Price
Options outstanding	6,999	$311.03	9,551	$276.31	9,095	$267.85
Non-vested restricted stock	11,250	$—	15,000	$—	—	$—

BankAtlantic Bancorp and its subsidiaries utilize certain services of the law firm of Greenspoon Marder, successor to Ruden, McClosky, Smith, Schuster & Russell, P.A. (“Ruden McClosky”). Until 2006, Bruno Di Giulian, a director of BankAtlantic Bancorp, was of counsel to Ruden McClosky. During the years ended December 31, 2010 and 2009, BankAtlantic Bancorp paid fees to Ruden McClosky totaling $181,000 and $55,000, respectively, and BFC paid fees to Ruden McClosky totaling $203,000 and $484,000, respectively. During the nine months ended September 30, 2011, BankAtlantic Bancorp paid fees to Ruden McClosky totaling $167,000, and BFC paid fees to Ruden McClosky totaling $19,000.

Certain of BFC’s affiliates, including its executive officers, have independently made investments with their own funds in both public and private entities that BFC sponsored in 2001 and in which it holds investments.

Florida Partners Corporation owns 1,270,294 shares of BFC’s Class A Common Stock and 133,314 shares of BFC’s Class B Common Stock. Mr. Alan Levan may be deemed to be the controlling shareholder of Florida Partners Corporation, and is also a member of its board of directors.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain summary information concerning compensation which, during the fiscal years ended December 31, 2010 and 2009, BFC (including Woodbridge), BankAtlantic Bancorp (including BankAtlantic) and Bluegreen paid to or accrued on behalf of Alan B. Levan, BFC’s Chairman, Chief Executive

Officer and President, and John E. Abdo and Seth M. Wise, who, other than Mr. Alan Levan, were BFC’s two most highly compensated executive officers during the fiscal year ended December 31, 2010. Messrs. Alan Levan, Abdo and Wise are sometimes hereinafter collectively referred to as the “Named Executive Officers.”

Name and Principal Position	Source(1)	Year	Salary($)	Bonus($)(2)	Stock Awards($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total($)
Alan B. Levan, Chairman of the Board, Chief Executive Officer and President	BFC BBX BXG	2010 2010 2010	1,035,865 552,716 —	— — —	— 310,000 —	— — —	— 23,663 —	— (19,539) —	260,384 15,328 100	1,296,249 882,168 100

			1,588,581	—	310,000	—	23,663	(19,539)	275,812	2,178,517

	BFC BBX BXG	2009 2009 2009	1,026,420 540,859 —	400,000 377,511 —	— — —	126,782 — —	— 901,111 —	— 73,151 —	258,550 26,450 100	1,811,752 1,919,082 100

			1,567,279	777,511	—	126,782	901,111	73,151	285,100	3,730,934

John E. Abdo, Vice Chairman of the Board	BFC BBX BXG	2010 2010 2010	1,035,865 552,716 —	— — —	310,000 —	— — —	— 23,663 —	— (8,313) —	306,240 420 6,351	1,342,105 878,486 6,351

			1,588,581	—	310,000	—	23,663	(8,313)	313,011	2,226,942

	BFC BBX BXG	2009 2009 2009	1,026,420 540,859 —	400,000 377,511 —	— — —	134,427 — —	— 901,111 —	— (8,274) —	307,740 8,444 6,533	1,868,587 1,819,651 6,533

			1,567,279	777,511	—	134,427	901,111	(8,274)	322,717	3,694,771

Seth M. Wise, Executive Vice President (1)	BFC	2010	472,662	—	—	—	—	—	7,062	479,724
	BFC	2009	350,007	175,000	—	17,585	—	—	17,000	559,592

(1)	Amounts identified as BFC represent amounts paid or accrued by BFC and (i) from the period from January 1, 2009 through September 20, 2009, Woodbridge Holdings Corporation and (ii) from the period from September 21, 2009 through December 31, 2010, Woodbridge Holdings, LLC, BFC’s wholly owned subsidiary and the successor by merger to Woodbridge Holdings Corporation. Amounts identified as BBX represent amounts paid or accrued by BankAtlantic Bancorp and BankAtlantic. Amounts identified as BXG represent amounts paid or accrued by Bluegreen. Mr. Wise did not receive any compensation from BankAtlantic Bancorp, BankAtlantic or Bluegreen during 2009 or 2010.

(2)	Represent discretionary cash bonuses paid to each of the Named Executive Officers based on a subjective evaluation of their overall performance in areas outside those that can be objectively measured from financial results.
(3)	Represents the aggregate grant date fair value of restricted stock awards granted by BankAtlantic Bancorp to Messrs. Alan Levan and Abdo on February 23, 2010. Each of Messrs. Alan Levan and Abdo received 50,000 restricted shares of BankAtlantic Bancorp’s Class A Common Stock under BankAtlantic Bancorp’s 2005 Restricted Stock Option Plan which will vest in four equal annual installments, with the first such installment having vested on February 23, 2011. Assumptions used in the calculation of the grant date fair value of these awards are included in Note 23 to the audited consolidated financial statements included in BankAtlantic Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on March 31, 2011.
(4)	Represent the aggregate grant date fair value of option awards granted by BFC to the Named Executive Officers during 2009 and, with respect to Messrs. Alan Levan and Abdo, option awards granted by BFC in prior years which were re-priced during 2009. On September 21, 2009, BFC granted to Messrs. Alan Levan, Abdo and Wise options to purchase 152,680 shares, 187,380 shares and 79,824 shares, respectively, of BFC’s Class A Common Stock. The options have an exercise price of $0.41 per share (the closing price of BFC’s Class A Common Stock as quoted on the Pink Sheets on September 21, 2009), will expire on September 21, 2014 and have vested or will vest in four equal annual installments on September 21, 2010, 2011, 2012 and 2013. In addition, on September 21, 2009, options to purchase 529,329 shares of BFC’s Class A Common Stock and Class B Common Stock, which were previously granted to and currently held by each of Messrs. Alan Levan and Abdo, were re-priced to a new exercise price of $0.41 per share. The re-priced options previously had exercise prices ranging from $1.84 per share to $8.92 per share. The re-pricings did not impact any of the other terms, including the vesting schedules or expiration dates, of the options. Assumptions used in the calculation of the grant date fair value of these option awards are included in Note 28 to BFC’s audited consolidated financial statements included in this joint proxy statement/prospectus.
(5)	During 2006, BankAtlantic Bancorp’s board of directors and shareholders approved BankAtlantic Bancorp’s 2006 Performance-Based Annual Incentive Plan (referred to within this footnote as the “plan”), which was designed to advance the interests of BankAtlantic Bancorp and its shareholders by providing certain of BankAtlantic Bancorp’s key executives with annual incentive compensation tied to the achievement of pre-established and objective performance goals and to promote the success and profitability of BankAtlantic Bancorp’s business. During 2010 and 2009, all members of the Executive Management Council of BankAtlantic, including Messrs. Alan Levan and Abdo, were eligible to receive bonuses ranging from 50% to 200% of the applicable executive officer’s base salary based, in whole or in part, upon the achievement of quarterly and annual threshold objectives, including objectives related to reductions in core non-interest expense and targets for core earnings. The amounts for 2010 represent amounts earned during the year by Messrs. Alan Levan and Abdo based on the achievement of the performance objectives for the first quarter of 2010. While the annual performance objective related to core earnings established for 2010 was achieved, in light of the overall financial environment, and based on the recommendation of Mr. Alan Levan and the concurrence of BankAtlantic Bancorp’s other “named executive officers,” BankAtlantic Bancorp’s compensation committee determined not to grant any bonuses related to the achievement of that objective. The amounts for 2009 represent amounts earned during the year by Messrs. Alan Levan and Abdo based on the achievement of the performance objectives established for the first three quarters of 2009 and for the year ended December 31, 2009.
(6)	Represents the increase (decrease) in the actuarial present value of accumulated benefits under the Retirement Plan for Employees of BankAtlantic (the “BankAtlantic Retirement Plan”). Additional information regarding the BankAtlantic Retirement Plan is set forth in the narrative accompanying the table entitled “Pension Benefits — 2010” below.

(7)	Items included under “All Other Compensation” for 2010 for each of the Named Executive Officers are set forth in the table below:

	Levan	Abdo	Wise
BFC
Perquisites and other benefits	$109,356	$—	$—
Amounts paid for life and disability insurance premiums	135,567	—	—
Management fees paid to Abdo Companies, Inc.	—	306,240	—
Amount paid for automobile expenses	15,461	—	7,062

All other compensation	$260,384	$306,240	$7,062

BBX
Perquisites and other benefits	$15,288	$380	$—
Dividends on REIT shares	40	40	—

All other compensation	$15,328	$420	$—

BXG
Perquisites and other benefits	$—	$6,251	$—
Director fees	100	100	—

All other compensation	$100	$6,351	$—

The value of perquisites and other benefits included in the rows entitled “Perquisites and other benefits” in the table above is calculated based on their incremental cost to the respective company, which is determined based on the actual cost of providing these perquisites and other benefits. All perquisites and other benefits received in 2010 by Mr. Alan Levan from BFC related to his personal use of BFC’s tickets to entertainment and sporting events.

Mr. Abdo is the principal shareholder and Chief Executive Officer of Abdo Companies, Inc.

Outstanding Equity Awards at Fiscal Year-End — 2010

The following table sets forth certain information regarding equity-based awards of BFC held by the Named Executive Officers as of December 31, 2010.

Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price			Option Expiration Date
Alan B. Levan	210,579 93,750 38,170 75,000 — —	(1)(3) (1)(4) (2)(5) (2)(6)	— — 114,510 — 75,000 75,000	(2)(5) (2)(7) (2)(8)	N/A	$ $ $ $ $ $	0.41 0.41 0.41 0.41 0.41 0.41	(9) (9) (9) (9) (9)	2/7/2013 7/28/2014 9/21/2014 7/11/2015 6/5/2016 6/4/2017
John E. Abdo	210,579 93,750 46,845 75,000 — —	(1)(3) (1)(4) (2)(5) (2)(6)	— — 140,535 — 75,000 75,000	(2)(5) (2)(7) (2)(8)	N/A	$ $ $ $ $ $	0.41 0.41 0.41 0.41 0.41 0.41	(9) (9) (9) (9) (9)	2/7/2013 7/28/2014 9/21/2014 7/11/2015 6/5/2016 6/4/2017
Seth M. Wise	19,956	(2)(5)	59,868	(2)(5)	N/A		$0.41		9/21/2014

(1)	Represents options to purchase shares of BFC’s Class B Common Stock.
(2)	Represents options to purchase shares of BFC’s Class A Common Stock.
(3)	Vested on February 7, 2008.
(4)	Vested on July 28, 2009.
(5)	Vested or will vest in four equal annual installments on September 21, 2010, 2011, 2012 and 2013.
(6)	Vested on July 11, 2010.
(7)	Vested on June 5, 2011, but listed as unexercisable in the table above because the options were not vested as of December 31, 2011.
(8)	Vests on June 4, 2012.
(9)	Options were re-priced on September 21, 2009 to a new exercise price of $0.41 per share (the closing price of BFC’s Class A Common Stock as quoted on the Pink Sheets on September 21, 2009).

On September 16, 2011, BFC granted 450,000 restricted shares of its Class A Common Stock to Messrs Alan Levan and Abdo, and 299,975 restricted shares of its Class A Common Stock to Mr. Wise.

The following table sets forth certain information regarding equity-based awards of BankAtlantic Bancorp held by the Named Executive Officers as of December 31, 2010. All share and exercise price amounts have been adjusted to reflect the one-for-five reverse stock split effected by BankAtlantic Bancorp on October 14, 2011.

Name	Number of Securities Underlying Unexercised Options(1) Exercisable		Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Option	Option Exercise Price		Option Expiration Date	Number of Share or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Note Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Note Vested
Alan B. Levan	3,135 3,135 2,400 2,400 —	(3) (4) (5) (6)	— — — — —	N/A	$ $ $ $	213.96 185.26 455.00 475.50 —	3/4/2012 3/31/2013 7/5/2014 7/11/2015 —	50,000	$287,500	(7)	N/A	N/A
John E. Abdo	2,090 2,090 1,600 1,600 —	(3) (4) (5) (6)	— — — — —	N/A	$ $ $ $	213.96 185.26 455.00 475.50 —	3/4/2012 3/31/2013 7/5/2014 7/11/2015 —	50,000	$287,500	(7)	N/A	N/A
Seth M Wise	522 522 522 200	(2) (3) (4) (5)	— — — —	N/A	$ $ $ $	74.23 213.96 185.26 455.00	1/2/2011 3/4/2012 3/31/2013 7/5/2014

(1)	All options are to purchase shares of BankAtlantic Bancorp’s Class A Common Stock.
(2)	Vested on January 2, 2006 and expired on January 2, 2011.
(3)	Vested on March 4, 2007.
(4)	Vested on March 31, 2008.
(5)	Vested on July 6, 2009.
(6)	Vested on July 12, 2010.
(7)	Vesting pro-rata over four years, with the first annual installment having vested on February 23, 2011.

During December 2010, Messrs. Alan Levan and Abdo voluntarily cancelled all stock options granted to them by BankAtlantic Bancorp during 2006 and 2007. These stock options were not exercisable as of the date of cancellation and are not included in the table above as a result of their cancellation prior to December 31, 2010. Messrs. Alan Levan and Abdo did not receive any consideration in connection with the cancellation of these stock options.

The following table sets forth certain information regarding equity-based awards of Bluegreen held by Messrs. Alan Levan and Abdo as of December 31, 2010. Mr. Wise does not currently hold, and as of December 31, 2010 did not hold, any equity-based awards of Bluegreen.

	Option Awards							Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested		Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Alan B. Levan	50,000	(1)	—		N/A	$18.36	7/20/2015
	—		50,000	(2)		$12.07	7/19/2016
	—		50,000	(3)		$11.98	7/18/2017
	—		71,000	(4)		$7.50	5/21/2015
	—		50,000	(5)		$9.31	5/21/2018
	—		—			—	—	71,000	(4)	$228,620	N/A	N/A
John E. Abdo	50,000	(1)	—		N/A	$18.36	7/20/2015
	—		50,000	(2)		$12.07	7/19/2016
	—		50,000	(3)		$11.98	7/18/2017
	—		71,000	(4)		$7.50	5/21/2015
	—		50,000	(5)		$9.31	5/21/2018
	—		—			—	—	71,000	(4)	$228,620	N/A	N/A

(1)	Vested on July 20, 2005.
(2)	Vested on July 19, 2011, but listed as unexercisable in the table above because the options were not vested as of December 31, 2011.
(3)	Vests on July 18, 2012.
(4)	Scheduled to vest on May 21, 2013; however, in the event of a change-in-control of Bluegreen at a price of at least $12.50 per share of Bluegreen’s Common Stock, a percentage (of up to 100%) of the options and restricted shares will vest depending on both the timing of the change-in-control and the actual price for a share of Bluegreen’s Common Stock in the transaction which results in the change-in-control. The proposed merger between BFC and Bluegreen described in this joint proxy statement/prospectus will not result in the acceleration of any of these options or restricted stock awards.
(5)	Vests on May 21, 2013.

Pension Benefits — 2010

The following table sets forth certain information with respect to accumulated benefits as of December 31, 2010 under any BFC, BankAtlantic Bancorp, BankAtlantic or Bluegreen plan that provides for payments or other benefits to Messrs. Alan Levan and Abdo at, following, or in connection with, retirement. Mr. Wise is not entitled to receive any payment or other benefit at, following, or in connection with, retirement under any such plan.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit(1)		Payments During Last Fiscal Year
Alan B. Levan	Retirement Plan for Employees of BankAtlantic	26	$1,041,989	(2)	$0
John E. Abdo	Retirement Plan for Employees of BankAtlantic	14	432,924	(2)	0

(1)	Assumptions used in the calculation of these amounts are included in Note 20 to the audited consolidated financial statements included in BankAtlantic Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on March 31, 2011, except that retirement age was assumed to be 65, the normal retirement age as defined in the BankAtlantic Retirement Plan.
(2)	Represents the present value of accumulated benefits under the BankAtlantic Retirement Plan and, for Mr. Alan Levan, the supplemental retirement benefit described below.

BankAtlantic Retirement Plan

Messrs. Alan Levan and Abdo are participants in the BankAtlantic Retirement Plan, which is a defined benefit plan. Effective December 31, 1998, the benefits under the BankAtlantic Retirement Plan were frozen. Participants who were employed by BankAtlantic at December 1, 1998 became fully vested in their benefits under the BankAtlantic Retirement Plan. While the BankAtlantic Retirement Plan is frozen, there will be no future benefit accruals. The BankAtlantic Retirement Plan was designed to provide retirement income based on an employee’s salary and years of active service, determined as of December 31, 1998. The cost of the BankAtlantic Retirement Plan is paid by BankAtlantic and all contributions are actuarially determined.

In general, the BankAtlantic Retirement Plan provides for monthly payments to or on behalf of each covered employee upon such employee’s retirement (with provisions for early or postponed retirement), death or disability. As a result of the freezing of future benefit accruals, the amount of the monthly payments is based generally upon two factors: (i) the employee’s average regular monthly compensation for any five consecutive years out of the ten-year period ended December 31, 1998 (or, if earlier, on the date of the employee’s retirement from BankAtlantic, death or disability) that produces the highest average monthly rate of regular compensation; and (ii) the employee’s years of service with BankAtlantic at December 31, 1998 (or, if earlier, the date of the employee’s retirement from BankAtlantic, death or disability). Benefits are payable for the retiree’s life, with ten years’ worth of payments guaranteed. The benefits are not subject to any reduction for Social Security or any other external benefits.

During 1996, BankAtlantic amended the BankAtlantic Retirement Plan and adopted a supplemental benefit for certain executives, as permitted by ERISA and the Code. This was done because of a change in the Code that operated to restrict the amount of the executive’s compensation that may be taken into account for BankAtlantic Retirement Plan purposes, regardless of the executive’s actual compensation. The intent of the supplemental benefit, when added to the regular BankAtlantic Retirement Plan benefit, was to provide to certain executives the same retirement benefits that they would have received had the Code limits not been enacted, subject to other requirements of the Code. The supplemental benefit also was frozen as of December 31, 1998. Because the percentage of pre-retirement compensation payable from the BankAtlantic Retirement Plan to Mr. Alan Levan, including the BankAtlantic Retirement Plan’s supplemental benefit, fell short of the benefit that he would have received under the BankAtlantic Retirement Plan absent the Code limits, BankAtlantic adopted the Split-Dollar Life Insurance Plan (the “BankAtlantic Split-Dollar Plan”) described below.

The following table illustrates annual pension benefits at age 65 for various levels of compensation and years of service at December 31, 1998, the date on which the BankAtlantic Retirement Plan benefits were frozen.

	Estimated Annual Benefits Years of Credited Service at December 31, 1998
Average Five Year Compensation at December 31, 1998	5 Years	10 Years	20 Years	30 Years	40 Years
$120,000	$10,380	$20,760	$41,520	$62,280	$83,160
$150,000	13,005	26,010	52,020	78,030	104,160
$160,000 and above	13,880	27,760	55,520	83,280	111,160

BankAtlantic Split-Dollar Plan

BankAtlantic adopted the BankAtlantic Split-Dollar Plan in 1996 to provide additional retirement benefits to Mr. Alan Levan, whose monthly benefits under the BankAtlantic Retirement Plan were limited by changes to the Code. Under the BankAtlantic Split-Dollar Plan and its accompanying agreement with Mr. Alan Levan, BankAtlantic arranged for the purchase of an insurance policy (the “Policy”) insuring the life of Mr. Alan Levan. The Policy accumulated cash value over time, which cash value is expected to supplement Mr. Alan Levan’s retirement benefit payable from the BankAtlantic Retirement Plan. Under the terms and conditions of the agreement between BankAtlantic and Mr. Alan Levan, Mr. Alan Levan owns the Policy, but BankAtlantic agreed to make premium payments for the Policy until Mr. Alan Levan reached the age of 65 (or his death if earlier), after which time BankAtlantic was entitled to be reimbursed for the amount of all premiums previously paid by it for the Policy. The BankAtlantic Split-Dollar Plan was not included in the freezing of the BankAtlantic Retirement Plan, and BankAtlantic made premium payments for the Policy from 1998 through 2009, when Mr. Alan Levan reached the age of 65. During 2010, BankAtlantic was reimbursed $3,492,212 for premium payments previously paid by it for the Policy.

DIRECTOR COMPENSATION

BFC’s compensation committee recommends director compensation to the full board of directors based on factors it considers appropriate and based on the recommendations of management. Each director of BFC who is not also an employee of BFC, BankAtlantic Bancorp, BankAtlantic or Bluegreen (each, a “non-employee director”) currently receives an annual cash retainer of $70,000 annually for his service on the board of directors. In addition to compensation for their service on the board of directors, BFC pays compensation to directors for their service on the board’s committees as follows. The Chairman of the audit committee receives an annual cash retainer of $15,000. All other members of the audit committee receive annual cash retainers of $10,000. The Chairman of the compensation committee, nominating/corporate governance committee and investment committee each receive an annual cash retainer of $3,500. Other than the Chairman, members of the compensation committee, nominating/corporate governance committee and investment committee do not currently receive additional compensation for their service on those committees. In addition, during 2010, Mr. Jarett Levan, who, due to his executive positions at BankAtlantic Bancorp and BankAtlantic, was not a “non-employee director” of BFC for 2010, received $54,808 from BFC during 2010 for services he performed on its behalf. Mr. Jarett Levan was appointed Executive Vice President of BFC during April 2011.

Director Compensation Table — 2010

The following table sets forth, for the fiscal year ended December 31, 2010, certain information regarding the compensation paid to BFC’s directors (other than the Named Executive Officers, who did not separately receive any compensation for their service on the board of directors):

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1) (3) ($)	Option Awards (2) (3) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)		Total ($)
James Blosser (2)	73,500	—	—	—	—	—		73,500
D. Keith Cobb (3)	73,500	—	—	—	—	—		73,500
Darwin Dornbush	70,000	—	—	—	—	—		70,000
Oscar Holzmann	80,000	—	—	—	—	—		80,000
Jarett S. Levan	—	—	—	—	—	54,808	(4)	54,808	(4)
Alan J. Levy	70,000	—	—	—	—	—		70,000
Joel Levy	85,000	—	—	—	—	—		85,000
William Nicholson	80,000	—	—	—	—	—		80,000
William R. Scherer (2)	70,000	—	—	—	—	—		70,000
Neil Sterling	73,500	—	—	—	—	—		—

(1)	The table below sets forth the aggregate number of stock options held by each of the above-named individuals as of December 31, 2010. None of the above-named individuals held any shares of restricted stock as of December 31, 2010.

Name	Stock Options
James Blosser	66,544	(a)
D. Keith Cobb	6,250	(b)
Darwin Dornbush	14,876	(a)
Oscar Holzmann	171,513	(c)
Jarett S. Levan	—
Alan J. Levy	9,577	(a)
Joel Levy	39,686	(a)
William Nicholson	65,357	(a)
William R. Scherer	19,078	(a)
Neil Sterling	171,513	(c)

(a)	Represents options to purchase shares of BFC’s Class A Common Stock.
(b)	Represents options to purchase shares of BFC’s Class B Common Stock.
(c)	Represents options to purchase shares of BFC’s Class A Common Stock and Class B Common Stock as follows: Mr. Holzmann — 151,223 shares of Class A Common Stock and 20,290 shares of Class B Common Stock; and Mr. Sterling — 151,223 shares of Class A Common Stock and 20,290 shares of Class B Common Stock.
(2)	Effective December 15, 2010, Messrs. Blosser and Scherer ceased serving as directors of BFC.
(3)	During the year ended December 31, 2010, Mr. Cobb also received compensation totaling $90,000 in consideration for his service as a member of BankAtlantic Bancorp’s board of directors and as Chairman of its audit committee.
(4)	Represents the compensation paid by BFC to Mr. Jarett Levan during 2010 for services he performed on its behalf.

DESCRIPTION OF CAPITAL STOCK

The following summary of BFC’s capital stock is subject in all respects to applicable Florida law and the relevant provisions of BFC’s Amended and Restated Articles of Incorporation and Bylaws. See the Form of BFC’s Second Amended and Restated Articles of Incorporation attached hereto as Annex D and the Form of BFC’s Bylaws, as proposed to be amended in connection with the merger, attached hereto as Annex E for additional detail regarding the matters summarized below. Unless stated to the contrary below, the terms of BFC’s Second Amended and Restated Articles of Incorporation and BFC’s Bylaws, in each case as to become effective in connection with the merger, are identical to those of BFC’s Amended and Restated Articles of Incorporation and BFC’s Bylaws as currently in effect.

BFC’s authorized capital stock currently consists of (i) 150,000,000 shares of Class A Common Stock, par value $0.01 per share, (ii) 20,000,000 shares of Class B Common Stock, par value $0.01 per share, and (iii) 10,000,000 shares of Preferred Stock, par value $0.01 per share, of which 15,000 shares have been designated 5% Cumulative Preferred Stock and 2,000,000 shares have been designated Series A Junior Participating Preferred Stock. As of January 30, 2012, approximately 70.3 million shares of BFC’s Class A Common Stock, approximately 6.9 million shares of BFC’s Class B Common Stock, and 15,000 shares of BFC’s 5% Cumulative Preferred Stock were issued and outstanding, and BFC had not issued any shares of its Series A Junior Participating Preferred Stock. In connection with the reverse stock split, which is expected to be effected immediately prior to the effective time of the merger, subject to the receipt of all required shareholder approvals and the satisfaction or waiver to the extent permitted by applicable law of all other conditions to closing the merger, each             shares of BFC’s Class A Common Stock and Class B Common Stock will convert into one share of Class A Common Stock and Class B Common Stock, respectively. In addition, assuming no shareholders of Bluegreen exercise their appraisal rights in connection with the merger, it is expected that, after giving effect to the ratable adjustment to be made in connection with the reverse stock split, BFC will issue approximately             million shares of its Class A Common Stock in the merger. In order to allow for the issuance of these shares and to provide BFC with the flexibility to consider potential future actions which may be identified in the future by its board of directors involving the issuance of its securities, the authorized number of shares of each class and series of BFC’s capital stock will not be impacted by the reverse stock split.

Voting Rights

Except as provided by the FBCA or as specifically provided in BFC’s Amended and Restated Articles of Incorporation, holders of BFC’s Class A Common Stock and Class B Common Stock vote as a single group. Except as provided by FBCA, the 5% Cumulative Preferred Stock has no voting rights. Each share of BFC’s Class A Common Stock is entitled to one vote and BFC’s Class A Common Stock represents in the aggregate 22% of the total voting power of BFC’s Class A Common Stock and Class B Common Stock. Each share of BFC’s Class B Common Stock is entitled to the number of votes per share which will represent in the aggregate 78% of the total voting power of the BFC’s Class A Common Stock and Class B Common Stock. These fixed voting percentages will remain in effect until the total number of outstanding shares of BFC’s Class B Common Stock falls below 1,800,000. If the total number of outstanding shares of BFC’s Class B Common Stock is less than 1,800,000 but greater than 1,400,000, then BFC’s Class A Common Stock will hold a voting percentage equal to 40% and BFC’s Class B Common Stock will hold a voting percentage equal to the remaining 60%. If the total number of outstanding shares of BFC’s Class B Common Stock is less than 1,400,000 but greater than 500,000, then BFC’s Class A Common Stock will hold a voting percentage equal to 53% and BFC’s Class B Common Stock will hold a voting percentage equal to the remaining 47%. If the total number of outstanding shares of BFC’s Class B Common Stock is less than 500,000, then each share of BFC’s Class A Common Stock and Class B Common Stock will be entitled to one vote. Each of the above-described share thresholds will be ratably reduced in connection with the reverse stock split.

Under the FBCA, holders of BFC’s Class A Common Stock are entitled to vote as a separate voting group on amendments to BFC’s Amended and Restated Articles of Incorporation which require the approval of BFC’s shareholders under the FBCA and would have any of the following effects:

•	effect an exchange or reclassification of all or part of the shares of BFC’s Class A Common Stock into shares of another class;

•	effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of BFC’s Class A Common Stock;

•	change the designation, rights, preferences, or limitations of all or part of the shares of BFC’s Class A Common Stock;

•	change all or part of the shares of BFC’s Class A Common Stock into a different number of shares of Class A Common Stock;

•	create a new class of shares which have rights or preferences with respect to distributions or to dissolution that are prior or superior to the shares of BFC’s Class A Common Stock;

•

increase the rights, preferences or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior or superior to the shares of BFC’s Class A Common Stock;

•	limit or deny an existing preemptive right of all or part of the shares of BFC’s Class A Common Stock; or

•	cancel or otherwise affect rights to distributions or dividends that have accumulated but not yet been declared on all or part of the shares of BFC’s Class A Common Stock.

However, if a proposed amendment that would otherwise entitle the holders of BFC’s Class A Common Stock to vote as separate voting group as a result of the amendment having one of the effects described above would affect the holders of BFC’s Class B Common Stock or any of our other securities in the same or substantially similar way, such as in the case of the reverse stock split, then the holders of BFC’s Class A Common Stock will not be entitled to vote as a separate voting group on the proposed amendment but instead will vote together with the other similarly affected shareholders as a single voting group on the amendment.

Under the FBCA, holders of BFC’s Class B Common Stock and 5% Cumulative Preferred Stock are each entitled to vote as a separate voting group on amendments to BFC’s Amended and Restated Articles of Incorporation which require the approval of BFC’s shareholders under the FBCA and would affect the rights of the holders of BFC’s Class B Common Stock or 5% Cumulative Preferred Stock, as the case may be, in substantially the same manner as described above with respect to BFC’s Class A Common Stock. Holders of BFC’s Class A Common Stock, Class B Common Stock, 5% Cumulative Preferred Stock and Series A Junior Participating Preferred Stock are each also entitled to vote as a separate voting group on any plan of merger or plan of share exchange that requires the approval of BFC’s shareholders under the FBCA and contains a provision which, if included in a proposed amendment to BFC’s Amended and Restated Articles of Incorporation, would require their vote as a separate voting group.

In addition to the rights afforded to BFC’s shareholders under the FBCA, BFC’s Amended and Restated Articles of Incorporation provide that the approval of the holders of BFC’s Class B Common Stock, voting as a separate voting group, will be required before any of the following actions may be taken:

•	the issuance of any additional shares of BFC’s Class B Common Stock, other than a stock dividend issued to holders of the Class B Common Stock;

•

the reduction of the number of outstanding shares of BFC’s Class B Common Stock (other than upon conversion of the Class B Common Stock into Class A Common Stock or upon a voluntary disposition to BFC), such as in the case of the reverse stock split; or

•	any amendments of the voting rights provisions of BFC’s Amended and Restated Articles of Incorporation.

BFC’s Amended and Restated Articles of Incorporation do not provide for cumulative voting on the election of directors.

Convertibility of Class B Common Stock

Holders of BFC’s Class B Common Stock possess the right, at any time, to convert any or all of their shares of Class B Common Stock into shares of Class A Common Stock on a share-for-share basis.

Dividends and Other Distributions; Liquidation Rights

Holders of BFC’s 5% Cumulative Preferred Stock are entitled to receive, when and as declared by BFC’s board of directors, cumulative quarterly cash dividends on each such share at a rate per annum of 5% of the stated value of $1,000 per share from the date of issuance. No dividend or other distribution (other than a dividend or distribution payable solely in Class A Common Stock or Class B Common Stock) shall be paid on or set apart for payment on BFC’s Class A Common Stock or Class B Common Stock until such time as all accrued and unpaid dividends on BFC’s 5% Cumulative Preferred Stock have been or contemporaneously are declared or paid and a sum is set apart sufficient for payment of such accrued and unpaid dividends.

BFC, on a parent company only basis, previously committed that it would not, without the prior written non-objection of its primary regulator, among other things, declare or make any dividends or other capital distributions other than the quarterly dividends payable on its outstanding 5% Cumulative Preferred Stock. Additionally, on June 30, 2011, BFC was advised that it was not permitted to make dividend payments on its 5% Cumulative Preferred Stock without such prior written non-objection. During the quarter ended September 30, 2011, BFC received from the Federal Reserve, which now has supervisory authority over BFC, a written non-objection to the payment of the dividend on BFC’s outstanding 5% Cumulative Preferred Stock for such quarter. However, there is no assurance that any future required written non-objection will be received.

Subject to the foregoing, holders of BFC’s Class A Common Stock and Class B Common Stock are entitled to receive cash dividends, when and as declared by BFC’s board of directors out of legally available assets. Any distribution per share with respect to BFC’s Class A Common Stock will be identical to the distribution per share with respect to the Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of Class A Common Stock may be declared and issued only in the form of Class A Common Stock while a dividend or other non-cash distribution to holders of Class B Common Stock may be declared and issued in the form of either Class A Common Stock or Class B Common Stock at the discretion of BFC’s board of directors, provided that the number of any shares so issued or any non-cash distribution is the same on a per share basis.

The 5% Cumulative Preferred Stock liquidation preference in the event of BFC’s voluntary liquidation or winding up is equal to its stated value of $1,000 per share plus any accumulated and unpaid dividends or an amount equal to the redemption price described below under “Preemptive or Payment Rights; Redemption of 5% Cumulative Preferred Stock.” Upon any liquidation, the assets legally available for distribution to BFC’s shareholders after payment of the 5% Cumulative Preferred Stock liquidation preference will be distributed ratably among the holders of BFC’s Class A Common Stock and Class B Common Stock.

See “Provisions of BFC’s Junior Participating Preferred Stock” below for a discussion of the dividend rate applicable to, and liquidation preference of, the Series A Junior Participating Preferred Stock.

Preemptive or Payment Rights; Redemption of 5% Cumulative Preferred Stock

BFC’s shareholders have no preemptive rights, and there are no sinking fund provisions or, except with respect to BFC’s 5% Cumulative Preferred Stock, redemption provisions relating to any shares of BFC’s capital stock. In addition, except as it relates to BFC’s shareholder rights plan, BFC’s shareholders do not have any subscription or other similar rights to purchase shares of any class of BFC’s capital stock.

The shares of BFC’s 5% Cumulative Preferred Stock may be redeemed at BFC’s option at any time and from time to time at redemption prices ranging from $1,020 per share for the year 2011 to $1,000 per share for the year 2015 and thereafter. In addition, BFC is required to redeem shares of its 5% Cumulative Preferred Stock with the net proceeds it receives in the event BFC sells any shares of Benihana’s Common Stock it owns by virtue of its previous conversions of the shares of Benihana’s Preferred Stock previously owned by BFC into shares of Benihana’s Common Stock.

Provisions of BFC’s Series A Junior Participating Preferred Stock

The value of one one-hundredth of a share of BFC’s Series A Junior Participating Preferred Stock is intended to approximate the value of one share of BFC’s Class A Common Stock. Each one one-hundredth of a share of BFC’s Series A Junior Participating Preferred Stock, if issued:

•	will not be redeemable;

•

will rank, with respect to the payment of dividends and other distributions, senior to BFC’s Class A Common Stock and Class B Common Stock and junior to each series of Preferred Stock, including BFC’s 5% Cumulative Preferred Stock, unless the terms of such series of Preferred Stock provide otherwise;

•

subject to any applicable regulatory or other restrictions, will entitle holders to, when, as and if declared by BFC’s board of directors, dividend payments of $0.01, or an amount equal to the dividend paid on one share of BFC’s Class A Common Stock, whichever is greater;

•	will entitle holders, upon the liquidation of BFC, either to receive $1.00 or an amount equal to the payment made on one share BFC’s Class A Common Stock, whichever is greater;

•

will have the same voting power as one share of BFC’s Class A Common Stock (with all outstanding shares of BFC’s Class A Common Stock and Series A Junior Participating Preferred Stock representing, in the aggregate, 22% of the general voting power of BFC, subject to adjustment in accordance with BFC’s Amended and Restated Articles of Incorporation, as described above); and

•

will entitle holders to a payment equal to the payment made on one share of BFC’s Class A Common Stock if shares of Class A Common Stock are exchanged via merger, consolidation or a similar transaction.

Authority of BFC’s Board of Directors with Respect to Additional Series of Preferred Stock

Under BFC’s Amended and Restated Articles of Incorporation, BFC’s board of directors has the authority to provide for the issuance of shares of Preferred Stock in one or more series, in addition to those currently designated, and to fix the preferences, powers and relative, participating, optional or other special rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption rights and liquidation preference, and to fix the number of shares to be included in any such series without any further vote or action by BFC’s shareholders. Any series of Preferred Stock so issued may rank senior to BFC’s Class A Common Stock and Class B Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. The issuance of Preferred Stock, including in a series with voting and/or conversion rights, may have the effect of delaying, deferring or preventing a change in control of BFC without further action by its shareholders and may adversely affect the voting and other rights of the holders of BFC’s Class A Common Stock and Class B Common Stock.

Shareholder Rights Plan

On September 21, 2009, BFC entered into a rights agreement with American Stock Transfer & Trust Company, LLC. Under the terms and conditions of the rights agreement, a dividend of one preferred share purchase right was paid with respect to each outstanding share of BFC’s Class A Common Stock and Class B

Common Stock. The rights agreement attempts to protect BFC’s ability to use available net operating losses to offset future taxable income by providing a deterrent to shareholders (subject to certain exceptions) from acquiring a 5% or greater ownership interest in BFC’s Class A Common Stock and Class B Common Stock without the prior approval of BFC’s board of directors, after which time and the expiration of a limited interim period, the purchase rights would become exercisable. If the purchase rights become exercisable, all holders of the rights except the acquiring person or group and its or their affiliates may, for $8.00 per right, purchase shares of BFC’s Class A Common Stock having a market value of $16.00 (or, at the option of BFC, the number of one-one hundredths of a share of Series A Junior Participating Preferred Stock equal to the number of shares of BFC’s Class A Common Stock having a market value of $16.00). Prior to exercise, the purchase rights do not give their holders any dividend, voting or liquidation rights. The rights agreement was not adopted in response to any effort to acquire control of BFC. However, the rights agreement may have an anti-takeover effect and will be an impediment to a proposed takeover which is not approved by BFC’s board of directors.

Certain Anti-Takeover Effects

In addition to BFC’s shareholder rights plan, the terms of BFC’s Class A Common Stock and Class B Common Stock make the sale or transfer of control of BFC or the removal of BFC’s incumbent directors unlikely without the concurrence of the holders of BFC’s Class B Common Stock. BFC’s Amended and Restated Articles of Incorporation and Bylaws also contain other provisions which could have anti-takeover effects. These provisions include, without limitation, the authority of BFC’s board of directors to issue additional shares of preferred stock and to fix the relative rights and preferences of the preferred stock without additional shareholder approval, as discussed above, and the advance notice procedures to be complied with by BFC’s shareholders in order to make shareholder proposals or nominate directors.

State Anti-Takeover Statutes and Other Regulatory Limitations

The FBCA provides that the voting rights to be accorded “control shares,” as defined below, of a Florida corporation that has (i) 100 or more shareholders, (ii) its principal place of business, its principal office or substantial assets in Florida and (iii) either more than 10% of its shareholders residing in Florida, more than 10% of its shares owned by Florida residents or 1,000 shareholders residing in Florida, must be approved by a majority of each class of voting securities of the corporation, excluding those shares held by interested persons, before the control shares will be granted any voting rights. “Control shares” are defined in the FBCA as shares acquired by a person, either directly or indirectly, that when added to all other shares of the issuing corporation owned by that person, would entitle that person to exercise, either directly or indirectly, voting power within any of the following ranges: (i) 20% or more but less than 33% of all voting power of the corporation’s voting securities; (ii) 33% or more but less than a majority of all voting power of the corporation’s voting securities; or (iii) a majority or more of all of the voting power of the corporation’s voting securities. These provisions do not apply to shares acquired under, among other things, an agreement or plan of merger or share exchange effected in compliance with the relevant provisions of the FBCA and to which the corporation is a party, or an acquisition of shares previously approved by the board of directors of the corporation. The FBCA also provides that a corporation may “opt out” of these provisions by electing to do so in its articles of incorporation or bylaws. BFC has not opted out of these provisions.

The FBCA also provides that, if any person who, together with such person’s affiliates and associates, beneficially owns 10% or more of any voting stock of a corporation (referred to as an “interested person”), is a party to any merger, consolidation, disposition of all or a substantial part of the assets of the corporation or a subsidiary of the corporation, or exchange of securities requiring shareholder approval, or a business combination, such transaction requires approval by the affirmative vote of the holders of two-thirds of the voting shares other than the shares beneficially owned by the interested person; provided, that such approval is not required if (i) a majority of the disinterested directors has approved the interested person transaction, (ii) the corporation has not had more than 300 shareholders of record at any time during the three years preceding the date of the transaction’s announcement, (iii) the interested person has been the beneficial owner of at least 80% of the corporation’s outstanding voting shares for at least five years preceding the date of the transaction’s announcement, (iv) the interested person is the beneficial owner of at least 90% of the outstanding voting shares of the corporation, exclusive of shares acquired directly from the corporation in a transaction not approved by a majority of the disinterested directors, the corporation is an investment company registered under the Investment Company Act of 1940 or (v) the consideration holders of the stock will receive of the corporation meets certain minimum levels determined by a formula under Section 607.0901(4)(f) of the FBCA. The FBCA also provides that a corporation may “opt out” of these provisions by electing to do so in its articles of incorporation or bylaws. BFC has not opted out of these provisions.

In addition, under regulations currently applicable to BFC as a “unitary savings and loan holding company,” if a shareholder, directly or indirectly, or through one or more subsidiaries, or acting in concert with one or more other persons or entities, owns (i) more than 10% of either BFC’s Class A Common Stock or Class B Common Stock and one or more specified control factors exist, then the shareholder will be determined, subject to the right of rebuttal, to have acquired control of BFC or (ii) more than 25% of either BFC’s Class A Common Stock or Class B Common Stock, then the shareholder will be conclusively determined to have acquired control of BFC, regardless of whether any control factors exist. Accordingly, subject to certain limited exceptions, any Bluegreen shareholder who receives shares of BFC’s Class A Common Stock in the merger which causes its ownership of such stock to exceed the thresholds set forth above will be required to file an application, notice or rebuttal with the Federal Reserve. Pending favorable action by the Federal Reserve on such application, notice or rebuttal, the shareholder’s actions with respect to BFC will be limited as set forth in the applicable regulation. If the Federal Reserve disapproves of the application, notice or rebuttal then the shareholder will be required to divest such portion of its shares of BFC’s Class A Common Stock necessary to cause its ownership to fall below the applicable regulatory threshold. If BankAtlantic Bancorp completes its proposed sale of BankAtlantic to BB&T, then these ownership restrictions, as well as other regulatory requirements currently applicable to BFC as a “unitary savings and loan holding company,” may no longer apply. Consummation of the transaction is subject to the receipt of all required regulatory approvals and the satisfaction or waiver of certain other closing conditions, including the favorable resolution of pending litigation seeking to enjoin the transaction. See “Legal Proceedings — BankAtlantic Bancorp and its Subsidiaries” above for information regarding this litigation.

Limitation on Liability and Indemnification of Directors and Officers

BFC’s Amended and Restated Articles of Incorporation and Bylaws, in each case as presently in effect and proposed to be amended in connection with the merger, and the FBCA provide for indemnification of each of BFC’s directors and officers against claims, liabilities, amounts paid in settlement and expenses if such director or officer is or was a party to any proceeding by reason of the fact that such person is or was a director or officer of BFC or is or was serving as a director or officer of another corporation, partnership, joint venture, trust or other enterprise at the request of BFC. In addition, BFC carries insurance permitted by the laws of the State of Florida on behalf of directors, officers, employees or agents which covers alleged or actual error or omission, misstatement, misleading misstatement, neglect or breach of fiduciary duty while acting solely as a director or officer of BFC. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to BFC’s directors and officers, BFC has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Stock Exchange Listing

BFC’s Class A Common Stock is currently listed on the Pink Sheets under the trading symbol “BFCF.PK.” BFC’s Class B Common Stock is currently listed on the OTC Bulletin Board under the trading symbol “BFCFB.OB.” As previously discussed, consummation of the merger is conditioned upon, among other things, BFC’s Class A Common Stock being listed on a national securities exchange at the effective time of the merger.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for BFC’s Class A Common Stock and Class B Common Stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 5, 2011, certain information as to BFC’s Class A Common Stock and Class B Common Stock beneficially owned by persons known by BFC to own in excess of 5% of the outstanding shares of such stock. In addition, this table includes the outstanding securities beneficially owned by (i) each Named Executive Officer, (ii) each of BFC’s directors as of December 5, 2011 and (iii) BFC’s directors and executive officers as of December 5, 2011 as a group. BFC’s management knows of no person, except as listed below, who beneficially owned more than 5% of the outstanding shares of BFC’s Class A Common Stock or Class B Common Stock as of December 5, 2011. To the extent indicated below, the information provided in the following table was obtained from filings with the SEC and BFC pursuant to the Exchange Act. For purposes of the following table, in accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner of any shares of BFC’s Class A Common Stock or Class B Common Stock which he or she has or shares, directly or indirectly, voting or investment power, or which he or she has the right to acquire beneficial ownership of at any time within 60 days after December 5, 2011. As used herein, “voting power” is the power to vote, or direct the voting of, shares, and “investment power” includes the power to dispose of, or direct the disposition of, such shares. Unless otherwise noted, each beneficial owner has sole voting and sole investment power over the shares beneficially owned.

Name of Beneficial Owner	Notes	Class A Common Stock Ownership	Class B Common Stock Ownership	Percent of Class A Common Stock	Percent of Class B Common Stock
I.R.E. Properties, Inc.	(1,2,4,5,13)	4,662,929	561,017	7.4%	8.2%
Alan B. Levan	(1,2,3,4,5,6,8,13)	7,977,805	3,247,431	15.2%	45.3%
John E. Abdo	(1,2,3,4,6,13)	4,071,646	3,273,797	10.0%	45.7%
Seth M. Wise	(2,3,7,13)	344,918	0	*	0.0%
Jarett Levan	(2,8,13)	123,253	0	*	0.0%
D. Keith Cobb	(1,2,3,13)	97,656	6,250	*	*
Darwin Dornbush	(2,3,13)	42,649	0	*	0.0%
Oscar Holzmann	(1,2,3,13)	164,361	20,290	*	*
Alan Levy	(2,3,13)	46,994	0	*	0.0%
Joel Levy	(2,3,13)	41,715	0	*	0.0%
William Nicholson	(2,3,13)	52,632	0	*	0.0%
Neil Sterling	(1,2,3,13)	164,361	20,290	*	*
Dr. Herbert A. Wertheim	(1,9,13)	3,968,157	416,448	6.2%	6.1%
Pennant Capital Management, L.L.C.	(10,13)	7,433,850	0	10.6%	0.0%
Greek Investments, Inc	(11,13)	4,211,090	0	6.0%	0.0%
SC Fundamental Value Fund L.P.	(12,13)	3,928,108	0	5.6%	0.0%
All directors and executive officers of the Company as of December 5, 2011 as a group (13 persons)	(1,3,4,5,6,7,8,13)	13,371,137	6,578,205	25.7%	87.4%

*	Less than one percent of class.
(1)	BFC’s Class B Common Stock is convertible on a share-for-share basis at any time at the beneficial owner’s discretion. However, see footnote 6 below regarding restrictions on Mr. Abdo’s right to convert his shares of Class B Common Stock into shares of Class A Common Stock. The number of shares of Class B Common Stock held by each beneficial owner is not separately included in the “Class A Common Stock Ownership” column, but is included for the purpose of calculating the percent of Class A Common Stock held by each beneficial owner.
(2)	Mailing address is 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309.
(3)

Includes shares that may be acquired within 60 days after December 5, 2011 pursuant to the exercise of stock options to purchase Class A Common Stock or Class B Common Stock as follows: Alan B. Levan — 226,340 shares of Class A Common Stock and 304,329 shares of Class B Common Stock; John E. Abdo — 243,690 shares of Class A Common Stock and 304,329 shares of Class B Common Stock;

D. Keith Cobb — 6,250 shares of Class B Common Stock; Darwin Dornbush — 7,438 shares of Class A Common Stock; Oscar Holzmann — 151,223 shares of Class A Common Stock and 20,290 shares of Class B Common Stock; Alan Levy — 4,788 shares of Class A Common Stock; Joel Levy — 19,843 shares of Class A Common Stock; William Nicholson — 32,678 shares of Class A Common Stock; Neil Sterling — 151,223 shares of Class A Common Stock and 20,290 shares of Class B Common Stock; Seth Wise — 39,912 shares of Class A Common Stock; and other executive officers included in the group total — 22,604 shares of Class A Common Stock and 10,147 shares of Class B Common Stock.
(4)	BFC may be deemed to be controlled by Messrs. Alan Levan and Abdo, who collectively may be deemed to have an aggregate beneficial ownership of shares of BFC’s Class A Common Stock and Class B Common Stock, including shares that may be acquired pursuant to the exercise of stock options (as set forth in footnote 3 above), representing approximately 72% of the total voting power of BFC.
(5)	Mr. Alan Levan’s holdings include the 4,662,929 shares of Class A Common Stock and 561,017 shares of Class B Common Stock owned directly by I.R.E. Properties, Inc., as well as 1,270,294 shares of Class A Common Stock and 133,314 shares of Class B Common Stock owned directly by Florida Partners Corporation and 1,299,130 shares of Class A Common Stock and 146,865 shares of Class B Common Stock owned directly by Levan Enterprises, Ltd. I.R.E. Properties, Inc. is 100% owned by Levan Enterprises, Ltd., and Levan Enterprises, Ltd. may be deemed to be the controlling shareholder of Florida Partners Corporation. Levan Enterprises, Ltd. is a limited partnership whose sole general partner is Levan General Corp., a corporation 100% owned by Mr. Alan Levan. Mr. Alan Levan’s holdings also include 11,437 shares of Class A Common Stock and 1,200 shares of Class B Common Stock held of record by his wife.
(6)	Messrs. Alan Levan and Abdo have agreed to vote their shares of Class B Common Stock in favor of the election of the other to BFC’s board of directors for so long as they are willing and able to serve as directors of BFC. Additionally, Mr. Abdo has agreed, subject to certain exceptions, not to transfer certain of his shares of Class B Common Stock and to obtain the consent of Mr. Alan Levan prior to the conversion of certain of his shares of Class B Common Stock into shares of Class A Common Stock.
(7)	Mr. Wise’s holdings of Class A Common Stock include 247 shares held in his spouse’s IRA which he may be deemed to beneficially own.
(8)	Mr. Alan Levan is the father of Mr. Jarett Levan.
(9)	Dr. Wertheim’s ownership was reported in a Rebuttal of Control Agreement filed on December 20, 1996 with the OTS (as adjusted for stock splits since the date of filing). The Rebuttal of Control Agreement indicates that Dr. Wertheim has no intention to manage or control, directly or indirectly, BFC. Dr. Wertheim’s mailing address is 191 Leucadendra Drive, Coral Gables, Florida 33156.
(10)	Based on the Schedule 13G/A filed with the SEC on February 14, 2011, Pennant Capital Management, L.L.C and its affiliate, Alan Fournier, have shared voting and dispositive power over all such shares, and another affiliate of Pennant Capital Management, L.L.C., Pennant Windward Master Fund, L.P., shares voting and dispositive power over 6,072,490 shares. The mailing address of each of Pennant Capital Management, L.L.C, Alan Fournier and Pennant Windward Master Fund, L.P. is 26 Main Street, Suite 203, Chatham, New Jersey 07928.
(11)	Based on the Schedule 13G/A filed with the SEC on August 8, 2011, Greek Investments, Inc. and certain of its affiliates have shared voting and dispositive power over all such shares. The mailing address of Greek Investments, Inc. is P.O. Box 10908, Caparra Heights Station, San Juan, Puerto Rico 00922-0908.
(12)	Based on the Schedule 13G/A filed with the SEC on February 12, 2010, SC Fundamental Value Fund L.P. has sole voting and dispositive power over 1,680,229 of such shares, each of Peter M. Collery and SC Fundamental LLC Employee Savings & Profit Sharing Plan has sole voting and dispositive power over 334,804 of such shares, certain of SC Fundamental Value Fund L.P.’s other affiliates have shared voting and dispositive power over some or all of the balance of such shares. The mailing address of SC Fundamental Value Fund, L.P. and each of its applicable affiliates (other than SC Fundamental Value BVI, Ltd.) is 747 Third Avenue, 27th Floor, New York, New York 10017. The mailing address of SC Fundamental Value BVI, Ltd. is c/o MadisonGrey Fund Services (Cayman) Ltd., P.O. Box 10290, Grand Cayman KY1-1003, Cayman Islands.

(13)	The table below sets forth information regarding the expected share ownership following the consummation of the merger of (i) each of the Named Executive Officers, (ii) each current director of BFC, (iii) each of Bluegreen’s directors to be appointed to BFC’s board of directors at the effective time of the merger, (iv) BFC’s executive officers and directors, including the directors of Bluegreen to be appointed to BFC’s board of directors at the effective time of the merger, as a group, and (v) each person who is expected to beneficially own more than 5% of the outstanding shares of BFC’s Class A Common Stock following the merger. The following information has been prepared based on current share holdings (either as known by BFC’s and/or Bluegreen’s management or as set forth in filings with the SEC and BFC or Bluegreen pursuant to the Exchange Act) and assuming none of Bluegreen’s shareholders exercise appraisal rights in connection with the merger. In addition, the number of shares of Class A Common Stock set forth below does not reflect the ratable adjustment to be made in connection with the reverse stock split. Further, such share amounts exclude, but the calculation of percentage ownership of Class A Common Stock include, the shares of Class B Common Stock, if any, held by the applicable individual, entity or group. Share ownership information with respect to BFC’s Class B Common Stock is set forth in the table above and will not be impacted by the merger.

Name of Beneficial Owner	Class A Common Stock Ownership	Percent of Class A Common Stock
Alan B. Levan (a)	8,788,605	6.3%
John E. Abdo (a)	4,871,646	4.3%
Seth M. Wise	344,918	*
D. Keith Cobb	97,656	*
Darwin Dornbush	42,649	*
Oscar Holzmann	164,361	*
Jarett Levan	124,053	*
Alan Levy	46,994	*
Joel Levy	41,715	*
William Nicholson	70,232	*
Neil Sterling	164,361	*
James R. Allmand, III	—	—
Norman H. Becker	407,600	*
Lawrence A. Cirillo	622,496	*
Mark A. Nerenhausen	455,064	*
Arnold Sevell	696,341	*
Orlando Sharpe	—	—
Dimensional Fund Advisors Inc. (b)	21,588,160	11.6%
All directors and executive officers as a group (19 persons)	17,171,838	12.0%

(a)	It is expected that, following the merger, Messrs. Alan Levan and Abdo will collectively beneficially own shares of BFC’s Class A Common Stock and Class B Common Stock representing approximately 70% of the total voting power of BFC.
(b)	See the section of this joint proxy statement/prospectus entitled “Information About Bluegreen — Security Ownership of Certain Beneficial Owners and Management” for information regarding Dimensional Fund Advisors Inc.’s beneficial ownership of 2,698,520 shares of Bluegreen’s Common Stock.

BFC’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Certain of the information contained within this “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section has been derived or excepted from BFC’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on April 8, 2011, and BFC’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, filed with the SEC on November 14, 2011. With respect to the information derived or excerpted from the Annual Report on Form 10-K, the following discussion includes such changes as necessary to reflect the classification of Bluegreen Communities as a discontinued operation for all periods subsequent to November 16, 2009, the date we obtained a majority interest in Bluegreen. Unless expressly stated to the contrary or the context otherwise requires, references to “we,” “us,” “our,” the “Company” and “BFC” within this “BFC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section refer to BFC Financial Corporation and its consolidated subsidiaries.

Overview

The objective of the following discussion is to provide an understanding of the financial condition and results of operations of BFC (and its subsidiaries) for the three and nine months ended September 30, 2011 and 2010 and for the years ended December 31, 2010, 2009 and 2008.

BFC is a diversified holding company whose principal holdings include a controlling interest in BankAtlantic Bancorp and its subsidiaries, including BankAtlantic, a controlling interest in Bluegreen and its subsidiaries, and a non-controlling interest in Benihana. BFC also holds interests in other investments and subsidiaries, as described herein. As a result of its position as the controlling shareholder of BankAtlantic Bancorp, BFC is a “unitary savings and loan holding company” and was historically examined and regulated by the OTS. Effective July 21, 2011, pursuant to the Dodd-Frank Act, the OTS’ supervisory authority is now held by, and BFC is subject to the supervision of, the Federal Reserve.

As of September 30, 2011, BFC had total consolidated assets of approximately $4.9 billion and shareholders’ equity attributable to BFC of approximately $118.7 million.

BFC’s business strategy has been to invest in and acquire businesses in diverse industries either directly or through controlled subsidiaries. However, in the short term, BFC has focused on providing strategic support to its existing subsidiaries and investments with a view to the improved performance of the organization as a whole. In furtherance of this strategy, since 2009, BFC has taken several steps, including those described below, which it believes will enhance the Company’s prospects:

•

On September 21, 2009, we consummated our merger with Woodbridge Holdings Corporation pursuant to which Woodbridge Holdings Corporation merged with and into Woodbridge Holdings, LLC, which continued as the surviving company of the merger and the successor entity to Woodbridge Holdings Corporation. Pursuant to the terms of the merger, which was approved by each company’s shareholders at their respective meetings held on September 21, 2009, each outstanding share of Woodbridge’s Class A Common Stock automatically converted into the right to receive 3.47 shares of our Class A Common Stock. Shares otherwise issuable to us attributable to the shares of Woodbridge’s Class A Common Stock and Class B Common Stock owned by us were canceled in connection with the merger. As a result of the merger, Woodbridge Holdings Corporation’s separate corporate existence ceased and its Class A Common Stock is no longer publicly traded. See Note 3 to BFC’s audited consolidated financial statements included in this joint proxy statement/prospectus for additional information regarding the merger between BFC and Woodbridge.

•

On November 16, 2009, at which time we owned approximately 9.5 million shares of Bluegreen’s Common Stock, representing approximately 29% of the outstanding shares of such stock, we purchased approximately 7.4 million additional shares of Bluegreen’s Common Stock. This share purchase increased our ownership in Bluegreen to approximately 16.9 million shares, which currently represents approximately 54% of the outstanding shares of Bluegreen’s Common Stock. As a result of the purchase, we hold a majority interest in Bluegreen and, since November 16, 2009, we have consolidated Bluegreen’s results into our financial statements. Any reference to Bluegreen’s results of operations for 2009 includes only 45 days of activity for Bluegreen relating to the period from November 16, 2009, the date of the share purchase, through December 31, 2009 (the “Interim Period”). Prior to November 16, 2009, our approximate 29% equity investment in Bluegreen was accounted for under the equity method. See Note 4 to BFC’s audited consolidated financial statements included in this joint proxy statement/prospectus for a detailed discussion of the Bluegreen share acquisition on November 16, 2009.

•

We acquired an aggregate of approximately 3.0 million, 2.0 million and 2.7 million shares of BankAtlantic Bancorp’s Class A Common Stock in connection with the rights offerings conducted by BankAtlantic Bancorp during 2009, 2010 and 2011, respectively. The aggregate purchase price paid by BFC for such shares was $29.9 million in the 2009 rights offering, $15.0 million in the 2010 rights offering and $10.0 million in the 2011 rights offering. The shares acquired in the rights offerings increased BFC’s ownership interest in BankAtlantic Bancorp in the aggregate by approximately 23% to 53% and increased BFC’s voting interest in BankAtlantic Bancorp in the aggregate by approximately 16% to 75%.

•

We exited the land development business operated by Core Communities, LLC (“Core” or “Core Communities”), a wholly owned subsidiary of Woodbridge, and sold substantially all of the associated commercial assets. Through a combination of transactions with Core’s lenders, we realized a reduction in debt of approximately $186 million in 2010 with a further reduction of approximately $27 million anticipated to occur during the fourth quarter of 2011. We also eliminated substantially all of the ongoing expenses associated with Core. See further information below.

•

During April 2011, Woodbridge and one of its wholly owned subsidiaries, Carolina Oak Homes, LLC (“Carolina Oak”), entered into a settlement agreement to resolve the disputes and litigation between them and a note holder relating to an approximately $37.2 million loan which was collateralized by property owned by Carolina Oak. Under the terms of the settlement agreement, (i) Woodbridge paid $2.5 million to the note holder, (ii) Carolina Oak conveyed to the note holder the real property securing the loan and (iii) the note holder agreed not to pursue certain remedies, including a deficiency judgment, and after the expiration of an agreed-upon time period, to fully release Woodbridge and Carolina Oak, in each case subject to certain conditions.

The following developments also had significant financial impact during 2009, 2010 and 2011:

Bluegreen Communities — Bluegreen’s board of directors made a determination during June 2011 to seek to sell Bluegreen Communities, or all or substantially all of its assets. As a consequence, Bluegreen Communities, which was previously a separate reporting segment of BFC, is accounted for as a discontinued operation for all periods subsequent to November 16, 2009, the date we obtained a majority interest in Bluegreen, and has ceased to be a separate reporting segment of BFC. On October 12, 2011, a Purchase and Sale Agreement was entered into between seven of Bluegreen’s subsidiaries and Southstar Development Partners, Inc. The agreement provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities for a purchase price of $31.5 million in cash. Southstar also agreed to pay an amount equal to 20% of the net proceeds (as calculated in accordance with the terms of the agreement) it receives upon its sale, if any, of two specified parcels of real estate to be purchased by Southstar under the agreement. The agreement provides for the transaction to be consummated on a date no later than March 2, 2012; provided that the closing may be extended until a date no later than April 2, 2012 to the extent necessary for all required consents to the transfer of certain operating contracts related to Bluegreen Communities’ business to be obtained. Southstar has advised Bluegreen that it needs to obtain debt and/or equity financing in order to close the transaction, but obtaining such financing is not a closing condition.

Deconsolidation of Certain Subsidiaries of Core — In early 2010, Woodbridge made the decision to pursue an orderly liquidation of Core and worked cooperatively with its various lenders to achieve that objective. During November 2010, Core entered into a settlement agreement with one of its lenders, which had previously commenced actions seeking foreclosure of mortgage loans totaling approximately $113.9 million collateralized by property in Florida and South Carolina. Under the terms of the agreement, Core pledged additional collateral to the lender consisting of membership interests in five of Core’s subsidiaries and granted security interests in the acreage owned by such subsidiaries in Port St. Lucie, Florida, substantially all of which was undeveloped raw land. Core also agreed to an amendment of the complaint related to the Florida foreclosure action to include this additional collateral and entered into consensual judgments of foreclosure in both the Florida and South Carolina foreclosure actions. In consideration therefor, the lender agreed not to enforce a deficiency judgment against Core and, in February 2011, released Core from any other claims arising from or relating to the loans. As of November 30, 2010, Core deconsolidated the five subsidiaries, the membership interests in which were transferred to the lender upon entry of the consensual judgments of foreclosure. In accordance with the accounting guidance for consolidation, the Company recorded a guarantee obligation “deferred gain on settlement of investment in subsidiary” of $11.3 million in the Company’s Consolidated Statement of Financial Condition as of December 31, 2010. Core received its general release of liability during the first quarter of 2011, and accordingly the “deferred gain on settlement of investment in subsidiary” was recognized into income during that period. Approximately $27.2 million of the $113.9 million of mortgage loans described above is collateralized by property in South Carolina which had an estimated carrying value of approximately $19.4 million at September 30, 2011. This property is subject to separate foreclosure proceedings, which occurred during the fourth quarter of 2011. While Core was released by the lender from any other claims relating to the loans, the applicable accounting guidance required that the $27.2 million of debt and associated $19.4 million of collateral remain in Core’s financial statements until the foreclosure proceedings were completed.

In December 2010, Core and one of its subsidiaries entered agreements, including, without limitation, a Deed in Lieu of Foreclosure Agreement, with one of their lenders which resolved the foreclosure proceedings commenced by the lender related to property at Tradition Hilton Head which served as collateral for a $25 million loan. Pursuant to the agreements, Core’s subsidiary transferred to the lender all of its right, title and interest in and to the property which served as collateral for the loan as well as certain additional real and personal property. In consideration therefor, the lender in turn released Core and its subsidiary from any claims arising from or relating to the loan. In accordance with applicable accounting guidance, this transaction was accounted for as a troubled debt restructuring and, accordingly, a $13.0 million gain on debt extinguishment was recognized during December 2010.

Benihana Preferred Share Conversions. During May and July 2011, we converted an aggregate of 300,000 shares of Series B Convertible Preferred Stock of Benihana into 595,049 shares of Benihana’s Common Stock. On October 7, 2011, we converted the remaining 500,000 shares of Benihana’s Series B Convertible Preferred Stock that we owned into 987,528 shares of Benihana’s Common Stock. These conversions were effected to facilitate shareholder approval of Benihana’s proposal to reclassify each share of its Class A Common Stock into one share of its Common Stock. The reclassification proposal was approved by Benihana’s shareholders on November 17, 2011. BFC currently owns an aggregate of 1,582,577 shares of Benihana’s Common Stock, representing an approximately 9% ownership and voting interest in Benihana.

Revisions to Consolidated Financial Statements. As described above, we purchased an additional 7.4 million shares of Bluegreen’s Common Stock during November 2009. This share purchase increased our ownership interest in Bluegreen to approximately 16.9 million shares, resulting in us having a majority position in Bluegreen’s Common Stock (currently 54%). Accordingly, we are deemed to have a controlling interest in Bluegreen and, under GAAP, Bluegreen’s results since November 16, 2009 are consolidated in our financial statements. The Company accounted for the acquisition of a controlling interest in Bluegreen in accordance with the accounting guidance for business combinations, pursuant to which we were required to evaluate the fair value of Bluegreen’s assets and liabilities as of the acquisition date. As previously disclosed, the allocation of the purchase price was based on preliminary estimates of the fair value of Bluegreen’s inventory and contracts, and was subject to change within the measurement period as valuations were finalized. Additionally, any offset relating to amortization/accretion was also retrospectively adjusted in the appropriate periods. As previously disclosed (and as discussed in Note 4 to BFC’s audited consolidated financial statements included in this joint proxy statement/prospectus), the Company finalized its valuations and adjusted the preliminary values assigned to the assets and liabilities of Bluegreen in order to reflect additional information obtained since the November 16, 2009 share acquisition date. These changes resulted in the following adjustments at December 31, 2009: a decrease in real estate inventory of approximately $6.9 million; an increase in other assets of approximately $3.5 million; an increase in other liabilities of approximately $4.1 million; and a decrease in deferred income taxes of approximately $7.1 million. Such adjustments resulted in a decrease to the “bargain purchase gain” related to the share acquisition for the year ended December 31, 2009 from $183.1 million to $182.8 million. Furthermore, the net income attributable to BFC decreased by approximately $289,000 and earnings per share from continuing operations decreased by approximately $0.01 per common share.

Additionally, during the fourth quarter of 2010, management identified certain errors in its previously reported financial statements for 2010 and 2009. Because these errors were not material to the Company’s financial statements for 2010 or 2009, individually or in the aggregate, the Company corrected these errors as revisions to its quarterly financial statements in 2010 and its December 31, 2009 financial statements. These adjustments related to the following: the recognition of interest income associated with the notes receivable which for accounting purposes are treated as having been acquired by BFC in accordance with the accounting guidance for “Loans and Debt Securities with Deteriorated Credit Quality;” an adjustment to the provision for loan losses for those notes receivable; interest expense recognition for notes payable of certain defaulted debt at Core Communities and Carolina Oak at the defaulted interest rate, where the stated interest rate was previously used; the recognition of income tax benefits associated with unrealized gains in accumulated other comprehensive income; and an adjustment to deferred taxes related to an impairment to real estate inventory which was recorded after November 16, 2009 and accounted for as a temporary difference, which should have been included in the determination of deferred taxes at the acquisition date, as part of the Bluegreen purchase price allocation.

The impact for the three months ended March 31, 2010 was an increase to sales of real estate of $10.2 million, net of allowance, a decrease to interest income of $5.8 million, an increase to interest expense of $1.3 million, and a decrease in income tax benefit of $653,000.

The impact for the three months ended June 30, 2010 was an increase to sales of real estate of $12.3 million, net of allowance, a decrease to interest income of $6.5 million, an increase to interest expense of $1.3 million, and an increase in income tax provision of $2.2 million. The impact for the six months ended June 30, 2010 was an increase to sales of real estate of $22.5 million, net of allowance, a decrease to interest income of $ 12.3 million, an increase to interest expense of $2.6 million, and an income tax benefit of $2.9 million.

The impact for the three months ended September 30, 2010 was a decrease to sales of real estate of $5.8 million, net of allowance, an increase to interest income of $2.6 million, a decrease to interest expense of $3.2 million, and an increase in income tax benefit of $1.8 million. The impact for the nine months ended September 30, 2010 was an increase to sales of real estate of $16.8 million, net of allowance, a decrease to interest income of $9.7 million, a decrease to interest expense of $471,000, and an income tax provision of $1.1 million.

The impact of these adjustments for 2009 was an increase to sales of real estate of $2.4 million, an increase to interest expense of $579,000, an increase to the bargain purchase gain of $4.2 million, and an income tax benefit related to other comprehensive income of $2.8 million.

We presented the impact of these adjustments and revisions in our Annual Report on Form 10-K for the year ended December 31, 2010, as filed on April 8, 2011. In addition, the adjustments and revisions for the interim periods described above were presented in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011, in which reports the applicable interim periods were presented as comparable periods.

Other Matters

On November 1, 2011, BankAtlantic Bancorp entered into a definitive agreement to sell BankAtlantic to BB&T. See Note 23 to BFC’s unaudited consolidated financial statements included in this joint proxy statement/prospectus for further information regarding the proposed transaction.

In the future, depending on market conditions and other factors considered by our board of directors, we may renew efforts to pursue strategic growth and consider other opportunities that could change our ownership in our affiliates or seek to make investments outside of our existing portfolio. We do not currently have pre-determined parameters as to the industry or structure of any future investment. In furtherance of our goals, we will continue to evaluate various financing transactions that may present themselves, including raising debt or equity as well as other alternative sources of new capital.

GAAP requires that BFC consolidate the financial results of the entities in which it has controlling interest. As a consequence, the assets and liabilities of all such entities are presented on a consolidated basis in BFC’s financial statements. However, except as otherwise noted, the debts and obligations of the consolidated entities, including BankAtlantic Bancorp, Bluegreen and Woodbridge, are not direct obligations of BFC and are non-recourse to BFC. Similarly, the assets of those entities are not available to BFC absent a dividend or distribution from those entities. The recognition by BFC of income from controlled entities is determined based on the total percent of economic ownership in those entities. At September 30, 2011, we had an approximately 53% ownership interest and 75% voting interest in BankAtlantic Bancorp. In addition, we currently directly or indirectly own approximately 54% of the outstanding shares of Bluegreen’s Common Stock.

On October 14, 2011, BankAtlantic Bancorp effected a one-for-five reverse split of its common stock. The reverse stock split did not impact the Company’s equity or voting interest in BankAtlantic Bancorp. Where appropriate, amounts throughout this joint proxy statement/prospectus have been adjusted to reflect the reverse stock split.

Our business activities currently consist of (i) Real Estate and Other and (ii) Financial Services. Since our acquisition of a controlling interest in Bluegreen during November 2009, we have reported the results of our business activities through six segments. Four of the segments relate to our Real Estate and Other business activities. These segments are: BFC Activities; Real Estate Operations; and Bluegreen Resorts and Bluegreen Communities, the two segments through which Bluegreen’s business was historically conducted. Our other two segments — BankAtlantic and BankAtlantic Bancorp Parent Company — relate to our Financial Services business activities and include BankAtlantic Bancorp’s results of operations. As previously described, Bluegreen’s board of directors made a determination during June 2011 to seek to sell Bluegreen Communities, or all or substantially all of its assets. As a consequence, Bluegreen Communities is accounted for as a discontinued operation for all periods subsequent to November 16, 2009 in BFC’s consolidated financial statements included in this joint proxy statement/prospectus, and Bluegreen Communities has ceased to be a separate reporting segment of BFC.

Forward Looking Statements

This joint proxy statement/prospectus contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All opinions, forecasts, projections, future plans and other statements, other than statements of historical fact, are forward-looking statements, certain of which can be identified by the use of words or phrases such as “believes,” “will,” “expects,” “anticipates,” “intends,” “estimates,” “our view,” “we see,” “would” and words and phrases of similar import. The forward looking statements in this joint proxy statement/prospectus are also forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and they involve substantial risks and uncertainties. We can give no assurance that such expectations will prove to be correct. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. Forward looking statements are based largely on our expectations and are subject to a number of risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. When considering the forward-looking statements, the reader should keep in mind the risks, uncertainties and other cautionary statements made in this joint proxy statement/prospectus, including those discussed in the “Risk Factors” section hereof. The reader should not place undue reliance on any forward looking statement, which speaks only as of the date made. This joint proxy statement/prospectus also contains information regarding past performance, and the reader should note that prior or current performance is not a guarantee or indication of future performance.

Some factors which may affect the accuracy of the forward-looking statements apply generally to the financial services, real estate, resort development and vacation ownership, and restaurant industries, while other factors apply more specifically to us. Risks and uncertainties associated with BFC, including its wholly-owned Woodbridge subsidiary, include, but are not limited to:

•	BFC has negative cash flow and limited sources of cash which may present risks to its ongoing operations;

•

risks associated with BFC’s current business strategy, including the risk that BFC will not be in a position to provide strategic support to its affiliated entities or that such support will not achieve the anticipated benefits;

•	the risks and uncertainties affecting BFC and its publicly-traded portfolio of companies and their respective operations, markets, products and services and proposed strategic transactions;

•

the risk that creditors of the Company’s subsidiaries or other third parties may seek to recover distributions or dividends made by such subsidiaries or other amounts owed by such subsidiaries to such creditors from their respective parent companies, including BFC;

•	strategic alternatives being evaluated by entities in which the Company has investments may not ultimately be pursued or consummated or, if consummated, result in the benefits expected to be achieved;

•

BFC’s shareholders’ interests may be diluted if additional shares of BFC’s Class A Common Stock or Class B Common Stock are issued, and BFC’s public company investments may be diluted if BankAtlantic Bancorp, Bluegreen or Benihana issue additional shares of its stock;

•	adverse conditions in the stock market, the public debt market and other capital markets, and the impact of such conditions on the activities of the Company and its subsidiaries;

•

the impact of the recent economic downturn on the Company and the price and liquidity of its Class A Common Stock and Class B Common Stock, and on BFC’s ability to obtain additional capital, including the risk that if BFC needs or otherwise believes it is advisable to issue debt or equity securities to fund its operations, it may not be possible to issue any such securities on favorable terms, if at all;

•	the performance of entities in which the Company has made investments may not be profitable or their results as anticipated;

•

BFC is dependent upon dividends from its subsidiaries to fund its operations; BankAtlantic Bancorp is currently prohibited from paying dividends and may not be in a position to pay dividends in the future, whether as a result of such restrictions continuing in the future or otherwise; Bluegreen has historically not paid dividends on its Common Stock and its ability to pay dividends may be limited by the terms of certain of its indebtedness;

•

we have historically not paid dividends on its Class A Common Stock or Class B Common Stock, however we are required to pay dividends to holders of our 5% Cumulative Preferred Stock, and our ability to pay such dividends may be limited and subject to our financial condition and the prior written non-objection of the Federal Reserve;

•	the uncertainty regarding the amount of cash that will be required to be paid to Woodbridge’s shareholders who exercised appraisal rights in connection with the merger between BFC and Woodbridge;

•	the risk that final releases relating to the resolution of certain Woodbridge indebtedness may not be obtained;

•

risks associated with the securities we hold directly or indirectly, including the risk that they may decline in value and that we may be required to record impairment charges with respect to such securities;

•

the preparation of financial statements in accordance with GAAP involves making estimates, judgments and assumptions, and any changes in estimates, judgments and assumptions used could have a material adverse impact on our financial condition and operating results;

•

uncertainties regarding legislation relating to the regulation of companies within the financial services industry, including bank holding companies, and the impact of such legislation on our operations and the operations of BankAtlantic Bancorp, as well as the risk that BFC will be required by the Federal Reserve to enter into a Cease and Desist Order with respect to its ownership and oversight of BankAtlantic Bancorp;

•

risks related to litigation and other legal proceedings against BFC and its subsidiaries, including the legal and other professional fees and other costs and expenses of such proceedings, as well as the impact of any finding of liability or damages on our financial condition and operating results; and

•	our success at managing the risks involved in the foregoing.

With respect to Bluegreen, the risks and uncertainties include, but are not limited to, those discussed in the section of this joint proxy statement/prospectus entitled “Bluegreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

With respect to BankAtlantic Bancorp and BankAtlantic, the risks and uncertainties include, but are not limited to:

•

the impact of economic, competitive and other factors affecting BankAtlantic Bancorp and its operations, markets, products and services, including the impact of the changing regulatory environment, a continued or deepening recession, continued decreases in real estate values, and increased unemployment or sustained high unemployment rates on its business generally, BankAtlantic’s regulatory capital ratios, the ability of its borrowers to service their obligations and its customers to maintain account balances and the value of collateral securing its loans;

•

credit risks and loan losses, and the related sufficiency of the allowance for loan losses, including the impact of the economy and real estate market values on the credit quality of BankAtlantic Bancorp’s loans (including those held in the asset workout subsidiary of BankAtlantic Bancorp);

•	the risk that loan losses have not peaked and risks of additional charge-offs, impairments and required increases in BankAtlantic Bancorp’s allowance for loan losses associated with the economy;

•	the impact of regulatory proceedings and litigation, including, but not limited to, proceedings and litigation relating to overdraft fees;

•

the risks associated with maintaining compliance with the Cease and Desist Orders entered into by BankAtlantic Bancorp and BankAtlantic, including risks that BankAtlantic will not maintain required capital levels, that compliance will adversely impact operations, and that failing to comply with regulatory mandates will result in the imposition of additional regulatory requirements and/or fines;

•	the risk that changes in interest rates and the effects of, and changes in, trade, monetary and fiscal policies and laws, including their impact on BankAtlantic’s net interest margin;

•

adverse conditions in the stock market, the public debt market and other financial and credit markets, and the impact of such conditions on BankAtlantic Bancorp’s activities and ability to raise capital;

•	the risks associated with the impact of periodic valuation testing of goodwill, deferred tax assets and other assets; and

•	BankAtlantic Bancorp’s success at managing the risks involved in the foregoing.

In addition, this joint proxy statement/prospectus contains forward looking statements relating to BankAtlantic Bancorp’s proposed sale of BankAtlantic to BB&T, which is subject to risks and uncertainties, including, but not limited, to the risk that a transaction between BB&T and BankAtlantic Bancorp may not be completed on a timely basis, on anticipated terms, or at all; BankAtlantic Bancorp’s and/or BankAtlantic’s business may be negatively affected by the pendency of the proposed transaction or otherwise; regulatory approvals may not be received; and the transaction may not be as advantageous to BankAtlantic Bancorp as expected.

In addition to the risks and factors identified above, reference is also made to other risks and factors detailed in this joint proxy statement/prospectus, including the “Risk Factors” section hereof, and in the other reports filed by the Company, BankAtlantic Bancorp and Bluegreen with the SEC. The Company cautions that the foregoing factors are not exclusive.

Summary of Consolidated Results of Operations

The table below sets forth the Company’s summarized results of operations for the three and nine months ended September 30, 2011 and 2010 (in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
Real Estate and Other	$14,688	(3,085)	32,319	(585)
Financial Services	(11,794)	(25,184)	(11,280)	(96,955)

Income (loss) from continuing operations	2,894	(28,269)	21,039	(97,540)
Loss from discontinued operations	(2,735)	(8,643)	(36,189)	(13,269)

Net income (loss)	159	(36,912)	(15,150)	(110,809)
Less: Net income (loss) attributable to noncontrolling interests	1,963	(12,091)	(3,797)	(50,630)

Net loss attributable to BFC	(1,804)	(24,821)	(11,353)	(60,179)
5% Preferred stock dividends	(188)	(188)	(563)	(563)

Net loss allocable to common stock	$(1,992)	(25,009)	(11,916)	(60,742)

Consolidated net loss attributable to BFC for the three and nine months ended September 30, 2011 was $1.8 million and $11.4 million, respectively, compared with a net loss of $24.8 million and $60.2 million, respectively, for the same periods in 2010. Net loss attributable to BFC for the three and nine months ended September 30, 2011 and 2010, includes the results of discontinued operations related to Bluegreen Communities and, for the nine months ended September 30, 2010, two of Core Communities’ commercial leasing projects. See Note 4 to BFC’s unaudited consolidated financial statements included in this joint proxy statement/prospectus for further information regarding discontinued operations.

The 5% Preferred Stock dividend represents the dividends paid by the Company on its 5% Cumulative Preferred Stock.

The table below sets forth the Company’s summarized results of operations for the years ended December 31, 2010, 2009 and 2008 (in thousands):

	For the Years Ended December 31,
	2010	2009	2008
Real Estate and Other	$(16,129)	109,475	(128,755)
Financial Services	(143,993)	(188,277)	(219,244)

Loss from continuing operations	(160,122)	(78,802)	(347,999)
(Loss) income from discontinued operations, less income tax	(20,065)	(14,530)	19,388
Extraordinary gain, net of income tax	—	—	9,145

Net loss	(180,187)	(93,332)	(319,466)
Less: Net loss attributable to noncontrolling interests	(76,339)	(120,611)	(260,567)

Net (loss) income attributable to BFC	(103,848)	27,279	(58,899)
5% Preferred stock dividends	(750)	(750)	(750)

Net (loss) income allocable to common stock	$(104,598)	26,529	(59,649)

The Company reported a net loss attributable to BFC of $103.8 million in 2010, as compared to net income attributable to BFC of $27.3 million in 2009 and net loss attributable to BFC of $58.9 million in 2008. The net loss attributable to BFC for the years ended December 31, 2010, 2009 and 2008 includes the results of discontinued operations related to Bluegreen Communities from November 16, 2009, the date we obtained a controlling interest in Bluegreen, Core Communities and Ryan Beck, as discussed further in Note 6 to our audited consolidated financial statements for the year ended December 31, 2010 included in this joint proxy statement/prospectus. Real Estate and Other results for 2009 include an approximately $182.8 million bargain purchase gain associated with Bluegreen’s share acquisition on November 16, 2009. See Note 4 to BFC’s audited consolidated financial statements included in this joint proxy statement/prospectus for additional information.

The results of our business segments and other information related to each segment are discussed below in BFC Activities, Real Estate Operations, Bluegreen Resorts, BankAtlantic and BankAtlantic Bancorp Parent Company

Consolidated Financial Condition

Consolidated Assets and Liabilities as of September 30, 2011 and December 31, 2010

Total assets at September 30, 2011 and December 31, 2010 were $4.9 billion and $5.8 billion, respectively. The significant asset reduction resulted primarily as a result of the sale of BankAtlantic’s Tampa branches and the related assumption of deposits by the purchaser and as a result of the use of cash flows from BankAtlantic’s loan and investment portfolio to repay wholesale borrowings. Total assets were also reduced in connection with balance sheet changes made to achieve the higher capital requirements as of June 30, 2011 required by the Cease and Desist Order entered into by BankAtlantic with the OTS.

In addition to the above, the primary changes in components of total assets are also summarized below:

•

an increase in interest bearing deposits in other banks primarily resulting from higher cash balances at the Federal Reserve Bank associated with cash management activities partially offset by cash outflows as part of the sale of the Tampa branches;

•

a decrease in securities available for sale primarily reflecting BankAtlantic Bancorp’s repayments of short-term agency mortgage-backed and municipal securities as well as mortgage-backed securities sales;

•	a decrease in BankAtlantic Bancorp’s tax certificate balances primarily relating to redemptions, partially offset by $21.6 million of tax certificate purchases;

•	a decline in FHLB stock balances resulting from redemptions relating to the repayment of FHLB advances;

•	an increase in BankAtlantic Bancorp’s loans held for sale primarily associated with the transfer of non-performing commercial and residential loans to held for sale;

•

a decrease in BankAtlantic Bancorp’s loans receivable balances associated with $79.9 million of net-charge-offs, $49.0 million of loans transferred to real estate owned, $27.8 million of loan sales, and repayments of loans in the ordinary course of business;

•	a decrease in BankAtlantic Bancorp’s accrued interest receivables resulting primarily from lower loan and tax certificate balances; and

•	a reduction in assets held for sale resulting from the sale of BankAtlantic’s Tampa branches to PNC.

The decrease in total assets also includes a $53.8 million decrease in the carrying value of the Bluegreen Communities assets related to write down the assets to their estimated fair value less cost to sell. As discussed in Note 6 to our audited consolidated financial statements for the year ended December 31, 2010 included in this joint proxy statement/prospectus, Bluegreen Communities met the criteria for classification as a discontinued operation.

Total liabilities at September 30, 2011 and December 31, 2010 were $4.7 billion and $5.6 billion, respectively. The primary changes in components of total liabilities are summarized below:

•

a decrease in BankAtlantic’s interest bearing deposit account balances reflecting the prepayment of institutional and public fund time deposits, as well as a reduction in time deposit accounts associated with the low interest rate environment and competitive money market account interest rates;

•

an increase in BankAtlantic’s non-interest bearing deposits due primarily to higher average balances per customer account and the transfer of $12.2 million of customer reverse repurchase agreements to non-interest bearing deposits in connection with the discontinuation of the customer reverse repurchase agreement product;

•	a decrease in deposits held for sale associated with the sale of BankAtlantic’s Tampa branches;

•	lower FHLB advances and short term borrowings at BankAtlantic due to repayments;

•	a decrease of $11.3 million in the deferred gain on debt settlement which was recognized into income upon Core receiving a general release of liability during the three months ended March 31, 2011;

•

an increase in the deferred gain on debt settlement of $29.9 million related to the debt settlement of Carolina Oak, which will be recognized into income at the earlier of the conclusion of the related foreclosure proceeding or April 24, 2012;

•	an increase in BankAtlantic Bancorp’s junior subordinated debentures liability due to interest deferrals; and

•	a decrease in other liabilities primarily due to contributions to BankAtlantic’s deferred benefit pension plan.

Consolidated Assets and Liabilities as of December 31, 2010 and 2009

Total assets at December 31, 2010 and 2009 were $5.8 billion and $6.0 billion, respectively. The changes in components of total assets between December 31, 2009 and December 31, 2010 are summarized below. On January 1, 2010, BFC, Bluegreen and BankAtlantic Bancorp adopted an amendment to the accounting guidance for transfers of financial assets and an amendment to the accounting guidance associated with the consolidation of variable interest entities, (sometimes hereinafter referred to as “VIEs”). As a result of the adoption of these accounting standards, Bluegreen consolidated seven existing special purpose finance entities associated with prior securitization transactions that previously qualified for off-balance sheet sales treatment, and BankAtlantic

Bancorp consolidated its joint venture that conducts a factoring business. Accordingly, Bluegreen’s consolidated special purpose finance entities and BankAtlantic Bancorp’s consolidated factoring joint venture are now consolidated in BFC’s financial statements. The consolidation of Bluegreen’s special purpose finance entities resulted in a one-time non-cash after-tax reduction to retained earnings of $2.4 million and the following impacts to the Company’s Consolidated Statement of Financial Condition at January 1, 2010: (i) assets increased by $413.8 million, primarily representing the consolidation of notes receivable, net of allowance, partially offset by the elimination of Bluegreen’s retained interests; (ii) liabilities increased by $416.7 million, primarily representing the consolidation of non-recourse debt obligations associated with third parties, partially offset by the elimination of certain deferred tax liabilities; and (iii) total equity decreased by approximately $2.9 million, including a decrease of approximately $1.5 million to noncontrolling interests. See Note 5 to BFC’s audited consolidated financial statements included in this joint proxy statement/prospectus, for further information. The consolidation of BankAtlantic Bancorp’s factoring joint venture did not have any impact on our consolidated financial statements other than a decrease in investments in unconsolidated affiliates. Other than such increases and decreases, the changes in components of total assets from December 31, 2009 to December 31, 2010 were primarily comprised of:

•

an increase in BankAtlantic Bancorp’s interest-bearing deposits in other banks primarily reflecting $284 million of higher cash balances at the Federal Reserve Bank and investments in $46 million of short-term time deposits at other banks;

•

an increase in securities available for sale reflecting BankAtlantic Bancorp’s purchase of $182 million of agency and municipal securities that mature in less than one year partially offset by the sale of $44 million of mortgage-backed securities as well as repayments;

•	a decrease in BankAtlantic Bancorp’s tax certificate balances primarily relating to redemptions, partially offset by the purchase of $102 million of tax certificates during 2010;

•	a decline in BankAtlantic Bancorp’s FHLB stock related to lower FHLB advance borrowings;

•	an increase in BankAtlantic Bancorp’s loans held for sale associated with the transfer of commercial real estate loans into the held for sale classification;

•

a decrease in BankAtlantic Bancorp’s loans receivable balances associated with $166 million of net-charge-offs, $61 million of loans transferred to real estate owned, $112 million of loan sales and repayments of loans in the ordinary course of business combined with a significant decline in loan originations and purchases;

•

a decrease in current income tax receivables primarily resulting from the receipt of income tax refunds associated with recent tax law changes which extended the net operating loss carry-back period from two years to up to five years;

•

a decrease in real estate inventory of $121.9 million at Core due to the relinquishment of title to substantially all of the land both in Florida and South Carolina to its lenders, and a decrease in real estate inventory reflecting a sale of $6.5 million at BankAtlantic,

•	an increase in real estate owned associated with BankAtlantic Bancorp’s commercial real estate and residential loan foreclosures;

•

a decrease in BankAtlantic Bancorp’s accrued interest receivables primarily resulting from tax certificate activities and lower loan balances partially offset by higher securities available for sale accrued interest receivable associated with the purchases of agency and municipal securities;

•

a decrease in office properties and equipment resulting from BankAtlantic Bancorp’s depreciation and the transfer of BankAtlantic Bancorp’s $31.5 million of fixed assets to assets held for sale net of impairments in connection with its decision to seek a buyer for its Tampa branch network;

•

additional decreases in properties and equipment due to an impairment charge of $3.9 million to an office building located in Fort Lauderdale, Florida and the transfer of Core’s irrigation facilities in settlement of its debt obligations in Florida and South Carolina;

•

an increase in BankAtlantic Bancorp’s assets held for sale associated with cash and fixed assets transferred to held for sale upon the announcement that BankAtlantic intended to seek a buyer for its Tampa branches; and

•	a decrease in assets held for sale from discontinued operations resulting from the sale of Core’s Projects in June 2010.

The Company’s total liabilities at each of December 31, 2010 and 2009 were $5.6 billion. Other than increases due to the above described change in accounting principle at January 1, 2010, the primary changes in components of total liabilities are summarized below:

•

a decrease in BankAtlantic’s interest bearing deposit account balances associated with the transfer of $255.6 million of Tampa-based interest-bearing deposits to deposits held for sale and lower time deposits partially offset by higher interest bearing checking account balances reflecting the historically low interest rate environment during 2010;

•

a decrease in BankAtlantic’s non-interest-bearing deposit balances primarily due to the transfer of $85.5 million of Tampa-based non-interest bearing deposits to held for sale and higher average balances per customer account;

•	lower FHLB advances at BankAtlantic and short term borrowings due to repayments using proceeds from the loan repayments;

•

a decrease in notes and mortgages notes payable and other borrowings at Core of approximately $112.3 million due to debt settlement agreements with its lenders to relinquish properties that serve as collateral for the debts and ownership interest in certain subsidiaries (see Notes 2 and 23 to BFC’s audited consolidated financial statements included in this joint proxy statement/prospectus), and a decrease in BankAtlantic Bancorp’s bonds payable associated with the repayment of a $0.7 million mortgage-backed bond;

•	an increase in BankAtlantic Bancorp’s junior subordinated debentures liability due to interest deferrals; and

•	a decrease in liabilities related to assets held for sale from discontinued operations resulting from the sale of Core’s Projects in June 2010.

Redeemable 5% Cumulative Preferred Stock

On June 7, 2004, the Company’s board of directors designated 15,000 shares of the Company’s preferred stock as 5% Cumulative Preferred Stock. On June 21, 2004, the Company sold all 15,000 shares of the 5% Cumulative Preferred Stock to an investor group in a private offering.

The Company’s 5% Cumulative Preferred Stock has a stated value of $1,000 per share. The shares of 5% Cumulative Preferred Stock may be redeemed at the option of the Company, from time to time, at redemption prices ranging from $1,025 per share for the year 2011 to $1,000 per share for the year 2015 and thereafter. The 5% Cumulative Preferred Stock liquidation preference is equal to its stated value of $1,000 per share plus any accumulated and unpaid dividends or an amount equal to the applicable redemption price in a voluntary liquidation or winding up of the Company. Holders of the 5% Cumulative Preferred Stock have no voting rights, except as provided by Florida law, and are entitled to receive, when and as declared by the Company’s board of directors (and currently also upon the written non-objection from the Federal Reserve), cumulative quarterly cash dividends on each such share at a rate per annum of 5% of the stated value from the date of issuance. Since June 2004, the Company has paid quarterly dividends on the 5% Cumulative Preferred Stock of $187,500. On December 17, 2008, the Company amended certain of the previously designated relative rights, preferences and limitations of the Company’s 5% Cumulative Preferred Stock. The amendment eliminated the right of the holders of the 5% Cumulative Preferred Stock to convert their shares into shares of the Company’s Class A Common Stock. The amendment also requires the Company to redeem shares of the 5% Cumulative Preferred Stock with the net proceeds it receives in the event the Company sells any shares of Benihana’s Common Stock that it owns. Additionally, in the event the Company defaults on its obligation to make dividend payments on its 5% Cumulative Preferred Stock, the amendment entitles the holders of the 5% Cumulative Preferred Stock, in place of the Company, to receive directly from Benihana certain payments on the shares of Benihana’s Common Stock owned by the Company. Dividend payments on BFC’s capital stock, including the 5% Cumulative Preferred Stock, currently require the prior written non-objection of the Federal Reserve.

In December 2008, based on an analysis of the 5% Cumulative Preferred Stock after giving effect to the amendment described above, the Company determined that the 5% Cumulative Preferred Stock met the requirements to be re-classified outside of permanent equity at its fair value at the effective date of the amendment of approximately $11.0 million into the mezzanine category as Redeemable 5% Cumulative Preferred Stock. The remaining amount of approximately $4.0 million continues to be classified in additional paid in capital in the Company’s Consolidated Statements of Financial Condition. The fair value of the 5% Cumulative Preferred Stock was calculated by using an income approach by discounting estimated cash flows at a market discount rate.

Noncontrolling Interests

The following table summarizes the noncontrolling interests held by others in our subsidiaries as of September 30, 2011, December 31, 2010 and December 31, 2009 (in thousands):

	September 30,	December 31,
	2011	2010	2009
BankAtlantic Bancorp	$3,295	7,823	88,910
Bluegreen	41,055	44,362	42,731
Joint ventures	27,768	26,071	27,671

	$72,118	78,256	159,312

Critical Accounting Policies

Management views critical accounting policies as accounting policies that are important to the understanding of our financial statements and also involve estimates and judgments about inherently uncertain matters. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated statements of financial condition and assumptions that affect the recognition of income and expenses on the consolidated statements of operations for the periods presented. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant changes in subsequent periods relate to the determination of the allowance for loan losses, the valuation of real estate and its impairment reserves, evaluation of goodwill and other intangible assets for impairment, the valuation of securities, as well as the determination of other-than-temporary declines in value, the valuation of real estate acquired in connection with foreclosure or in satisfaction of loans, revenue and cost recognition on percent complete projects, estimated costs to complete construction, the valuation of the fair value of assets and liabilities in the application of the acquisition method of accounting, the amount of deferred tax asset valuation allowance, accounting for uncertain tax positions, accounting for contingencies, and assumptions used in the valuation of stock based compensation. The accounting policies that we have identified as critical accounting policies are: (i) allowance for loan losses and notes receivable; (ii) the valuation of retained interests in notes receivable sold and the related gains on sales of notes receivable; (iii) the valuation of Bluegreen’s notes receivable which for accounting purposes are treated as having been acquired by BFC; (iv) impairment of long-lived assets, including real estate owned and goodwill; (v) the valuation of securities as well as the determination of other-than-temporary declines in value; (vi) accounting for business combinations; (vii) the valuation of real estate; (viii) revenue and cost recognition on percentage-of-completion projects; (ix) estimated cost to complete construction; (x) accounting for deferred tax asset valuation allowance; and (xi) accounting for contingencies.

The following is a more detailed discussion of certain of these critical accounting policies. See also Note 1 to BFC’s audited consolidated financial statements included in this joint proxy statement/prospectus and the “Critical Accounting Policies” discussion contained in the section of this joint proxy statement/prospectus entitled “Bluegreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Business Combinations

In December 2007, the FASB revised its authoritative guidance for business combinations which significantly changed the accounting for business combinations. Under this guidance, subject to limited exceptions, an acquiring entity will be required to recognize all the assets acquired and liabilities assumed in a transaction at the acquisition-date fair value. Additionally, due diligence and transaction costs incurred to effect a business combination are expensed as incurred, as opposed to being capitalized as part of the acquisition purchase price. This guidance also includes a substantial number of new disclosure requirements. The Company adopted this guidance on January 1, 2009.

The Company accounts for its acquisitions in accordance with the accounting guidance for business combinations. If the Company makes a “bargain purchase,” the Company recognizes a gain in the income statement on the acquisition date. A bargain purchase is a business combination in which the amounts of the identifiable net assets acquired and the liabilities assumed, as measured on the acquisition date in accordance with the accounting guidance for business combinations, exceeds the aggregate of (i) the consideration transferred, as measured in accordance with the accounting guidance, which generally requires acquisition date fair value, (ii) the fair value of any non-controlling interest in the acquiree, and (iii) in a business combination achieved in stages, the acquisition date fair value of the Company’s previously held equity interest in the acquiree. This allocation process requires extensive use of estimates and assumptions, including estimates of future cash flows to be generated by the acquired assets. The Company may utilize independent third parties to assist the Company in assessing market conditions when appropriate. The Company is also required to periodically review these judgments and estimates and adjust them accordingly. If conditions change from those expected, it is possible that the results could change in future periods. Certain identifiable intangible assets, such as management contracts, are not amortized, but instead are reviewed for impairment on at least an annual basis, or if events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company accounted for the acquisition of a controlling interest in Bluegreen in November 2009 as a bargain purchase. Accordingly, judgments regarding the value of Bluegreen’s assets and liabilities as of the acquisition date have had, and may continue to have, a significant impact on the Company’s operating results.

The Company accounted for the acquisition of a controlling interest in Bluegreen in November 2009 in accordance with the accounting guidance of business combinations. As part of the accounting for the November 2009 Bluegreen share acquisition, management was required to evaluate the fair value of Bluegreen’s inventory and certain of Bluegreen’s contracts. Based on preliminary estimates made as part of the evaluation, the Company recorded a $183.1 million “bargain purchase gain” during the fourth quarter of 2009. However, as previously disclosed, the allocation of the purchase price was based on preliminary estimates of the fair value of Bluegreen’s inventory and contracts, and is subject to change within the measurement period as valuations are finalized. If the amounts are changed within the measurement period in a business combination, then the adjustment to change these provisional amounts are retrospectively adjusted as of the date of acquisition. Additionally, any offset relating to amortization/accretion is also retrospectively adjusted in the appropriate periods. During the fourth quarter of 2010, the Company adjusted the preliminary value assigned to the assets and liabilities of Bluegreen in order to reflect additional information obtained since the acquisition date. These adjustments resulted in a decrease in total assets and total liabilities of approximately $3.4 million and $3.0 million, respectively, and a decrease in total equity of approximately $0.4 million. Furthermore, the net income attributable to BFC decreased by approximately $289,000 and earnings per share from continuing operations decreased by approximately $0.01 per common share.

Fair Value Measurements

We are required to disclose the fair value of our investments under accounting guidance for fair value measurements. Based on this accounting guidance, fair value is the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, this accounting guidance establishes a three-tier fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The three-tier fair value hierarchy prioritizes the inputs used in measuring fair value as follows:

•	Level 1. Observable inputs such as quoted prices in active markets for identical assets or liabilities;

•	Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

•	Level 3. Unobservable inputs, when there is little or no market data, which require the reporting entity to develop its own assumptions.

In determining fair value, we are sometimes required to use various valuation techniques. When valuation techniques other than those described as Level 1 are utilized, management must make estimates and judgments in determining the fair value for its investments. The degree to which management’s estimates and judgments is required is generally dependent upon the market pricing available for the investments, the availability of observable inputs, the frequency of trading in the investments and the investment’s complexity. If we make different judgments regarding unobservable inputs, we could potentially reach different conclusions regarding the fair value of our investments.

Intangible Assets

We evaluate our intangible assets when events and circumstances indicate that assets may be impaired and when the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. The carrying value of these assets is dependent upon estimates of future earnings that they are expected to generate. If cash flows decrease significantly, intangible assets may be impaired and would be written down to their fair value. The estimates of useful lives and expected cash flows require us to make significant judgments regarding future periods that are subject to outside factors.

Intangible assets included management contracts in the amount of $63 million at each of September 30, 2011 and December 31, 2010, which were originated in connection with the November 16, 2009 acquisition of a controlling interest in Bluegreen. Such management contracts are not amortized, but instead are reviewed for impairment at least annually, or if events or changes in circumstances indicate that the related carrying amounts may not be recoverable.

At September 30, 2011 and December 31, 2010, other intangible assets also consisted of core deposit intangible assets of approximately $9.1 million and $12.7 million, respectively, which were initially recorded at fair value and then amortized over the average life of the respective assets, ranging from 7 years to 10 years.

Revenue Recognition and Inventory Cost Allocation

The Company’s revenue and all related costs and expenses from house and land sales are recognized at the time that closing has occurred, when title and possession of the property and the risks and rewards of ownership transfer to the buyer, and when the Company does not have a substantial continuing involvement in accordance with the accounting guidance for sales of real estate. In order to properly match revenues with expenses, the Company estimates construction and land development costs incurred and to be incurred, but not paid at the time of closing. Estimated costs to complete are determined for each closed home and land sale based upon historical data with respect to similar product types and geographical areas and allocated to closings along with actual costs incurred based on a relative sales value approach. To the extent the estimated costs to complete have significantly changed, the Company will adjust cost of sales in the current period for the impact on cost of sales of previously sold homes and land to ensure a consistent margin of sales is maintained.

Revenue is recognized for certain land sales on the percentage-of-completion method when the land sale takes place prior to all contracted work being completed. Pursuant to the requirements of the accounting guidance for sales of real estate, if the seller has some continuing involvement with the property and does not transfer substantially all of the risks and rewards of ownership, profit shall be recognized by a method determined by the nature and extent of the seller’s continuing involvement. In the case of land sales, this involvement typically consists of final development activities. The Company recognizes revenue and related costs as work progresses using the percentage of completion method, which relies on estimates of total expected costs to complete required work. Revenue is recognized in proportion to the percentage of total costs incurred in relation to estimated total costs at the time of sale. Actual revenues and costs to complete construction in the future could differ from current estimates. If the estimates of development costs remaining to be completed are significantly different from actual amounts, then the revenues, related cumulative profits and costs of sales may be revised in the period that estimates change.

Acquired Notes Receivable

As part of the November 16, 2009 Bluegreen share acquisition, the Company was deemed under applicable accounting guidance to have acquired certain assets, including a pool of notes receivable consisting principally of homogenous consumer timeshare loans originated by Bluegreen. Consistent with the accounting guidance, the Company has elected an accounting policy based on expected cash flows including, following the guidance on maintaining the integrity of a pool of multiple loans accounted for as a single asset. The loans have common risk characteristics as defined in the accounting guidance relating to “Loans and Debt Securities with Deteriorated Credit Quality,” including similar risk ratings, as defined and monitored by risk rating agencies, term, purpose and similar collateral type (VOIs). The Company evaluates the pool of loans accounted for as a single asset for indications of further impairment. Purchased loans are considered to be impaired if the Company does not expect to receive all contractually required cash flows due to concerns about credit quality. The excess of the cash flows expected to be collected measured as of the acquisition date, over the estimated fair value is referred to as the accretable yield and is recognized into interest income over the remaining life of the loan using a level yield methodology. The difference between contractually required payments as of the acquisition date and the cash flows expected to be collected is referred to as the nonaccretable difference.

Subsequent decreases to expected principal cash flows result in a charge to provision for credit losses and a corresponding increase to a valuation allowance included in the allowance for loan losses. Subsequent increases in expected principal cash flows result in a recovery of any previously recorded allowance for loan losses, to the extent applicable, and a reclassification from nonaccretable difference to accretable yield for any remaining increase. Changes in expected interest cash flows may result in reclassifications to/from the nonaccretable difference. Loan disposals, which may include receipt of payments in full from the borrower or foreclosure, result in removal of the loan from the loan pool at its allocated carrying amount.

Allowance for Loan Losses

The allowance for loan losses is maintained at an amount that BankAtlantic Bancorp believes to be a reasonable estimate of probable losses inherent in its loan portfolio. BankAtlantic Bancorp has developed policies and procedures for evaluating its allowance for loan losses which considers all information available to BankAtlantic Bancorp. However, BankAtlantic Bancorp relies on estimates and judgments regarding issues where the outcome is unknown. As a consequence, if circumstances differ and the amount of losses actually realized in BankAtlantic Bancorp’s loan portfolio could be significantly higher or lower from its estimates and judgments, the allowance for loan losses may decrease or increase significantly.

The calculation of BankAtlantic Bancorp’s allowance for loan losses consists of two components. The first component requires identifying impaired loans based on BankAtlantic Bancorp’s management classification and, if necessary, assigning a valuation allowance to the impaired loans. Valuation allowances are established using BankAtlantic Bancorp’s management estimates of the fair value of collateral or based on valuation models that present value estimated expected future cash flows discounted at the loans effective interest rate. These valuations are based on available information and require estimates and subjective judgments about fair values of the collateral or expected future cash flows. Most of BankAtlantic Bancorp’s loans do not have an observable market price, and an estimate of the collection of contractual cash flows is based on the judgment of management. It is likely that materially different results would be obtained if different assumptions or conditions were to prevail. As a consequence of the estimates and assumptions required to calculate the first component of the allowance for loan losses, a change in these highly uncertain estimates could have a materially favorable or unfavorable impact on our financial condition and results of operations.

The second component of the allowance for loan losses requires BankAtlantic Bancorp to group loans that have similar credit risk characteristics so as to form a basis for estimating probable losses inherent in the group of loans based on historical loss percentages and delinquency trends as it relates to the group. BankAtlantic Bancorp’s management assigns a quantitative allowance to these groups of loans by utilizing historical loss experiences. BankAtlantic Bancorp’s management uses its judgment to determine the length of the time used in the historical loss experience. During the year ended December 31, 2008, management used a 2 year loss experience to calculate the loss experience. However, due to the rapid decline in economic conditions and real estate values, during 2009, management shortened its historical loss experience by portfolio to between six months and one year, in order to reflect the current heighted loss experience in the quantitative allowance. The shortened historical loss experience assumption remained throughout 2010. The historical loss period is selected based on management’s judgment and a change in this loss period may result in material changes to the quantitative loss allowance. BankAtlantic Bancorp’s management also assigns a qualitative allowance to these groups of loans in order to adjust the historical data, if necessary, for qualitative factors that exist currently that were not present in the historical data. These qualitative factors include delinquency trends, actual loan classification migration trends, economic and business conditions, concentration of credit risk, loan-to-value ratios, non-performing loan trends and external factors. In deriving the qualitative allowance BankAtlantic Bancorp’s management uses significant judgment to qualitatively adjust the historical loss experiences for current trends that existed at period end that were not reflected in the calculated historical loss ratios and to adjust the allowance for the changes in the current economic climate compared to the economic environment that existed historically. A subsequent change in data trends or the external environment may result in material changes in this component of the allowance from period to period.

Management believes that the allowance for loan losses reflects a reasonable estimate of incurred credit losses as of the statement of financial condition date. As of September 30, 2011 and December 31, 2010, BankAtlantic Bancorp’s allowance for loan losses was $130.7 million and $162.1 million, respectively. The estimated allowance, which was derived from the above methodology, may be significantly different from actual realized losses. Actual losses incurred in the future are highly dependent upon future events, including the economies of geographic areas in which BankAtlantic Bancorp holds loans, especially in Florida. These factors are beyond management’s control. Accordingly, BankAtlantic Bancorp may incur credit losses in excess of the amounts estimated by its allowance for loan losses. In addition, various regulatory agencies, as an integral part of their examination process, periodically review its allowance for loan losses. Such agencies may require BankAtlantic Bancorp to recognize additions to the allowance based on its judgments and information available to them at the time of their examination and such judgments may differ from management’s judgment.

BankAtlantic Bancorp analyzes its loan portfolio quarterly by monitoring the loan mix, credit quality, loan-to-value ratios, concentration by geographical area, vintage, historical trends and economic conditions. As a consequence, the allowance for loan losses estimates will change from period to period. During the three year period ended December 31, 2006, real estate markets experienced significant price increases accompanied by an abundance of available mortgage financing. Additionally, based on historical loss experience during that time,

BankAtlantic Bancorp’s credit policies focused its loan production on collateral based loans and the discontinuation of certain loan products. These factors, other internal metrics and external market factors favorably impacted their provision for loan losses and allowance for loan losses during the years ended December 31, 2006. Since that time, however, the real estate market (and particularly the residential real estate market) and general economic conditions, both nationally and in Florida, rapidly deteriorated, with significant reductions in the market prices and volume of residential real estate sold, plummeting collateral values, dramatic increases in unemployment and severe tightening of credit availability to borrowers. The impact of these rapidly deteriorating real estate market conditions and adverse economic conditions on BankAtlantic Bancorp’s loan portfolios resulted in a significant increase in the ratio of allowance for loan losses to total loans from 0.94% at December 31, 2006 to 5.08% at December 31, 2010 and 4.89% and September 30, 2011. It is expected that BankAtlantic Bancorp’s performance in subsequent periods will be highly sensitive to changes in the Florida real estate market as well as the length of the current downturn in real estate valuation, availability of mortgage financing and the severity of unemployment in Florida and nationally. If the current negative real estate and economic conditions continue or deteriorate further, BankAtlantic Bancorp is likely to experience significantly increased credit losses.

Valuation of Investment Securities

We record our securities available for sale and derivative instruments in our statement of financial condition at fair value. We also disclose fair value estimates in our statement of financial condition for investment securities at cost. We generally use market and income approach valuation techniques and a fair value hierarchy to prioritize the inputs used in valuation techniques. Our policy is to use quoted market prices (Level 1 inputs) when available. However quoted market prices are not available for BankAtlantic Bancorp’s mortgage-backed securities, REMIC’s, other securities and certain equity securities, which therefore requires the use of Level 2 or Level 3 inputs. The classification of assumptions as Level 2 or Level 3 inputs is based on judgments and the classification of the inputs could change based on the availability of observable market data.

BankAtlantic Bancorp subscribes to a third-party service to assist it in determining the fair value of mortgage-backed securities and real estate mortgage conduits. The estimated fair value of these securities at September 30, 2011 and December 31, 2010 was $51.2 million and $241.0 million, respectively. Matrix pricing are used to value these securities as identical securities that are not traded on active markets. Matrix pricing computes the fair value of mortgage-backed securities and real estate mortgage conduits based on the coupon rate, maturity date and estimates of future repayment rates obtained from trades of securities with similar characteristics and from market data obtained from brokers. BankAtlantic Bancorp considers the above inputs Level 2. Upon the sale of securities, BankAtlantic Bancorp back-tests the values obtained from matrix pricing for reasonableness. The valuations obtained from matrix pricing are not actual transactions and may not reflect the actual amount that would be realized upon sale. While the interest rate and prepayment assumptions used in matrix pricing are representative of assumptions that BankAtlantic Bancorp believes market participants would use in valuing these securities, different assumptions may result in significantly different results. Additionally, current observable data may not be available in subsequent periods which would cause BankAtlantic Bancorp to utilize Level 3 inputs to value these securities. The mortgage-backed and REMIC securities that BankAtlantic owns are government agency guaranteed with minimal credit risk. These securities are of high credit quality and BankAtlantic believes could be liquidated in the near future; however, the price obtained upon sale could be higher or lower than the fair value obtained through matrix pricing. In light of the current volatility and uncertainty in credit markets, it is difficult to estimate with accuracy the price that could be obtained for these securities and the time that it could take to sell them in an orderly transaction.

Other-than-temporary Impairment of Securities

We perform an evaluation on a quarterly basis to determine if any of our equity investments and debt securities are other-than-temporarily impaired. In making this determination, we consider the extent and duration of the impairment, the nature and financial condition of the issuer and our ability and intent to hold securities for a period sufficient to allow for any anticipated recovery in market value. If an equity security is determined to be other-than-temporarily impaired, we record an impairment loss as a charge to income for the period in which the impairment loss is determined to exist, resulting in a reduction to our earnings for that period. If a debt security is determined to be other-than-temporarily impaired, we record an impairment loss as a charge to income if we intend to sell the securities before they recover or if we do not expect to recover the securities historical cost due to credit loss. Management exercises significant judgment in estimating the amount of specific valuation allowances in an impairment which is generally based on the present value of expected cash flows. As of September 30, 2011 and December 31, 2010, BankAtlantic Bancorp had $13.6 million and $105.6 million, respectively, of impaired securities with an unrealized loss of $48,000. There is no assurance that we will not determine that we have additional impaired securities in the future, particularly as a result of current market uncertainties and the challenging economic and credit market conditions.

Impairment of Goodwill and Long-lived Assets

Goodwill Impairment

We test goodwill for impairment annually or when events or circumstances occur that may result in goodwill impairment during interim periods. On the BankAtlantic Bancorp level, the test requires BankAtlantic Bancorp to determine the fair value of its reporting units and compare the reporting units’ fair value to its carrying value. BankAtlantic Bancorp’s reporting units are comprised of Community Banking, Commercial Lending, Tax Certificate Operations, Capital Services and Investment Operations. The fair values of the reporting units are estimated using discounted cash flow present value valuation models and market multiple techniques.

While management of BankAtlantic Bancorp believes the sources utilized to arrive at the fair value estimates are reliable, different sources or methods could have yielded different fair value estimates. These fair value estimates require a significant amount of judgment. If the fair value of a reporting unit is below the carrying amount, a second step of the goodwill impairment test is performed. This second step requires BankAtlantic Bancorp to determine the fair value of all assets (recognized and unrecognized) and liabilities in a manner similar to a business combination purchase price allocation. Since there is no active market for many of BankAtlantic Bancorp’s assets, management derives the fair value of the majority of these assets using net present value models. As a consequence, BankAtlantic Bancorp’s management estimates rely on assumptions and judgments regarding issues where the outcome is unknown and, as a result, actual results or values may differ significantly from these estimates. Additionally, declines in the market capitalization of BankAtlantic Bancorp’s common stock affect the aggregate fair value of the reporting units. Changes in management’s valuation of BankAtlantic Bancorp reporting units and the underlying assets as well as declines in BankAtlantic Bancorp’s market capitalization may affect future earnings through the recognition of additional goodwill impairment charges.

During the years ended December 31, 2009 and 2008, goodwill impairment charges for BankAtlantic Bancorp were approximately $8.5 million (net of a purchase accounting adjustment from step acquisition of approximately $0.6 million) and $48.3 million, respectively. At each of September 30, 2011 and December 31, 2010, the remaining goodwill was $12.2 million.

In determining the fair value of the reporting units, BankAtlantic Bancorp used a combination of discounted cash flow techniques and market multiple methodologies. These methods utilize assumptions for expected cash flows, discount rates, and comparable financial institutions to determine market multiples. The aggregate fair value of all reporting units derived from the above valuation techniques was compared to BankAtlantic Bancorp’s market capitalization adjusted for a control premium in order to determine the reasonableness of the financial model output. A control premium represents the value an investor would pay above minority interest transaction prices in order to obtain a controlling interest in the subject company. The values separately derived from each valuation technique (i.e., discounted cash flow and market multiples) were used to develop an overall estimate of a reporting unit’s fair value. Different weighting of the various fair value techniques could result in a higher or lower fair value. Judgment is applied in determining the weightings that are most representative of fair value. BankAtlantic Bancorp used financial projections over a period of time, considered necessary to achieve a steady state of cash flows for each reporting unit. The primary assumptions in the projections were anticipated loan and deposit growth, interest rates and revenue growth. The discount rates were estimated based on the Capital Asset Pricing Model, which considers the risk-free interest rate, market risk premium, beta, and unsystematic risk and size premium adjustments specific to a particular reporting unit. The estimated fair value of a reporting unit is highly sensitive to changes in the discount rate and terminal value assumptions. Minor changes in these assumptions could impact significantly the fair value assigned to a reporting unit. Future potential changes in these assumptions may impact the estimated fair value of a reporting unit and cause the fair value of the reporting unit to be below its carrying value.

When the estimated fair value of a reporting unit is below the carrying value, goodwill may be impaired, and the second step of the goodwill impairment evaluation is performed. The second step involves calculating the implied fair value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in the same manner as it is determined in a business combination. The fair value of the reporting unit’s assets and liabilities, including previously unrecognized intangible assets, is individually determined. The excess fair value of the reporting unit over the fair value of the reporting unit’s net assets is the implied goodwill. Significant judgment and estimates are involved in estimating the fair value of the assets and liabilities of the reporting unit.

The value of the implied goodwill is highly sensitive to the estimated fair value of the reporting unit’s net assets. The fair value of the reporting unit’s net assets is estimated using a variety of valuation techniques, including the following:

•	recent data observed in the market, including for similar assets;

•	cash flow modeling based on projected cash flows and market discount rates; and

•	estimated fair value of the underlying loan collateral.

The estimated fair values reflect assumptions regarding how a market participant would value the net assets and includes appropriate credit, liquidity, and market risk premiums that are indicative of the current environment. If the implied fair value of the goodwill for the reporting unit exceeds the carrying value of the goodwill for the reporting unit, no goodwill impairment is recorded. Changes in the estimated fair value of the individual assets and liabilities may result in a different amount of implied goodwill, and the amount of goodwill impairment, if any. Future changes in the fair value of the reporting unit’s net assets may result in future goodwill impairment.

Impairment of Long-lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When testing a long-lived asset for recoverability, it may be necessary to review estimated lives and adjust the depreciation period. Changes in circumstances and the estimates of future cash flows, as well as evaluating estimated lives of long-lived assets, are subjective and involve a significant amount of judgment. A change in the estimated life of a long-lived asset may substantially change depreciation and amortization expense in subsequent periods. At the BankAtlantic Bancorp level, for purposes of recognition and measurement of an impairment loss, BankAtlantic Bancorp is required to group long-lived assets at the lowest level for which identifiable cash flows are independent of other assets. These cash flows are based on projections from management reports which are based on subjective interdepartmental allocations. Real estate inventory and other long-lived real estate assets are evaluated for impairment on a project-by-project basis. Fair values are not available for many of our long-lived assets, and estimates must be based on available information, including prices of similar assets and present value valuation techniques using Level 3 unobservable inputs. Long-lived assets subject to the above impairment analysis include property and equipment, internal-use software, real estate inventory and real estate owned.

We generally utilize broker price opinions, third party offers to purchase, discounted cash flows or third party appraisals to assist us in determining the fair value of real estate inventory, operating lease contracts and real estate owned. The appraiser or brokers use professional judgment in determining the fair value of the properties and we may also adjust these values for changes in market conditions subsequent to the valuation date when current appraisals are not available. The assumptions used to calculate the fair values are generally Level 3 inputs and are highly subjective and extremely sensitive to changes in market conditions. The amount ultimately realized upon the sale of these properties or the termination of operating leases may be significantly different than the recorded amounts. The assumptions used are representative of assumptions that we believe market participants would use in determining fair value of these assets or lease contracts, but different assumptions may result in significantly different results. BankAtlantic Bancorp also validates its assumptions by comparing completed transactions with its prior period fair value estimates and may check its assumptions against multiple valuation sources. The outstanding balance of real estate owned and real estate inventory was $74.5 million and $265.3 million, respectively, as of December 31, 2010 and $92.8 million and $235.4 million, respectively, as of September 30, 2011. Future events, including declines in real estate values, may result in additional impairments of long-lived assets or operating leases.

Accounting for Deferred Tax Asset Valuation Allowance

The Company reviews the carrying amount of its deferred tax assets quarterly to determine if the establishment of a valuation allowance is necessary. If, based on the available evidence, it is more-likely-than-not that all or a portion of the Company’s deferred tax assets will not be realized, a deferred tax valuation allowance would be established. Consideration is given to all positive and negative evidence related to the realization of the deferred tax assets.

In evaluating the available evidence, management considers historical financial performance, expectation of future earnings, length of statutory carry forward periods, experience with operating loss and tax credit carry forwards not expiring unused, tax planning strategies and timing of reversals of temporary differences. Significant judgment is required in assessing future earnings trends and the timing of reversals of temporary differences. The Company’s evaluation is based on current tax laws as well as management’s expectations of future performance based on its strategic initiatives. Changes in existing tax laws and future results differing from expectations may result in significant changes in the deferred tax assets valuation allowance.

Based on our evaluation as of December 31, 2010, 2009 and 2008, a net deferred tax asset valuation allowance was established for the entire amount of the Company and its subsidiaries’ net deferred tax assets as the realization of these assets did not meet the more-likely-than-not criteria of the Accounting Standards Codification. During the fourth quarter of 2008, market conditions in the financial services industry significantly deteriorated with the bankruptcies and government bail-outs of large financial services entities. This market turmoil led to a tightening of credit, lack of consumer confidence, increased market volatility and widespread reduction in business activity. These economic conditions, as well as the continued deterioration in real estate markets, especially in Florida, adversely effected BankAtlantic’s business. As a consequence of the worsening economic conditions during the fourth quarter of 2008, it appeared more-likely-than-not that the Company and its subsidiaries would not realize its deferred tax assets resulting in a deferred tax asset valuation allowance for the entire amount of its net deferred tax assets. During the year ended December 31, 2010, the Company recognized significant losses and economic conditions, while showing signs of recovery, did not significantly improve, resulting in the Company and its subsidiaries maintaining its deferred tax valuation allowance for the entire amount of its deferred tax asset. However, significant judgment is required in evaluating the positive and negative evidence for the establishment of the deferred tax asset valuation allowance, and if future events differ from expectations or if there are changes in the tax laws, a substantial portion or the entire deferred tax asset benefit may be realized in the future. The Company’s net deferred tax assets can be carried forward for 20 years and applied to offset future taxable income. In November 2009, net operating loss tax laws changed enabling the Company’s subsidiaries to recognize a benefit in the aggregate of approximately $66.3 million associated with the Company’s 2009 taxable loss. The Company’s subsidiaries received part of the cash proceeds from the net operating loss carryback during the year ended December 31, 2010, and the Company expects to receive an additional $10.8 million when the final review is completed by the Internal Revenue Service.

Impact of Inflation

The financial statements and related financial data and notes presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, virtually all of the Company’s and its subsidiaries’ assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general price levels. Although interest rates generally move in the same direction as inflation, the magnitude of such changes varies. Furthermore, as it relates to Bluegreen, increases in Bluegreen’s construction and development costs would result in increases in the sales price of its VOIs. There is no assurance that Bluegreen will be able to increase or maintain the current level of its sales prices or that increased construction costs will not have a material adverse impact on Bluegreen’s gross margin. In addition, inflation is often accompanied by higher interest rates which could have a negative impact on consumer demand and the costs of financing activities. Rising interest rates as well as increased materials and labor costs may reduce margins.

New Accounting Pronouncements

See Note 22 to BFC’s unaudited consolidated financial statements included in this joint proxy statement/prospectus for a discussion of new accounting pronouncements applicable to the Company and its subsidiaries.

BFC Activities

BFC Activities

The BFC Activities segment consists of BFC operations, our investment in Benihana, and other operations of Woodbridge. BFC operations primarily consist of our corporate overhead and general and administrative expenses, including the expenses of Woodbridge, the financial results of a venture partnership that BFC controls and other equity investments, as well as income and expenses associated with BFC’s shared service operations which provides human resources, risk management, investor relations and executive office administration services to BankAtlantic Bancorp and Bluegreen. This segment also includes investments made by our wholly owned subsidiary, BFC/CCC, Inc. (“BFC/CCC”). Woodbridge’s other operations include the activities of Pizza Fusion and Snapper Creek Equity Management, LLC, as well as certain other investments.

As previously described, on November 16, 2009, at which time we owned approximately 9.5 million shares of Bluegreen’s Common Stock, representing approximately 29% of the outstanding shares of such stock, we purchased approximately 7.4 million additional shares of Bluegreen’s Common Stock for an aggregate purchase price of approximately $23 million. This share purchase resulted in us having a majority interest in Bluegreen’s Common Stock (currently 54%). As a result, we have consolidated Bluegreen’s results since November 16, 2009 into our financial statements. Prior to November 16, 2009, our approximate 29% equity investment in Bluegreen was accounted for under the equity method and it was included in BFC Activities.

BFC Activities — Results of Operations for the Three and Nine Months Ended September 30, 2011 and 2010

The following reflects the operations and related matters of BFC Activities (in thousands).

	For the Three Months Ended September 30,		Change 2011 vs. 2010	For the Nine Months Ended September 30,		Change 2011 vs. 2010
	2011	2010		2011	2010
Revenues
Other revenues	$178	517	(339)	748	1,386	(638)

	178	517	(339)	748	1,386	(638)

Cost and Expenses
Interest expense	1,194	1,439	(245)	4,066	4,920	(854)
Selling, general and administrative expenses	2,630	6,633	(4,003)	13,218	20,261	(7,043)
Other expenses	209	—	209	209	—	209

	4,033	8,072	(4,039)	17,493	25,181	(7,688)
Loss on settlement of investment in subsidiary	—	—	—	—	(1,135)	1,135
Equity in earnings (loss) from unconsolidated affiliates	(4)	(11)	7	1,365	(38)	1,403
Other income	1,231	1,403	(172)	4,030	4,569	(539)

Loss from continuing operations before income taxes	(2,628)	(6,163)	3,535	(11,350)	(20,399)	9,049
Less: Benefit for income taxes	(4,476)	(594)	(3,882)	(4,672)	(7,140)	2,468

Net income (loss)	$1,848	(5,569)	7,417	(6,678)	(13,259)	6,581

Other revenues for the three and nine months ended September 30, 2011 and 2010 are related to franchise revenues generated by Pizza Fusion.

BFC Activities

The decrease in interest expense primarily resulted from lower interest rates. No interest was capitalized during the three or nine months ended September 30, 2011 or 2010.

The decrease in general and administrative expenses of approximately $4.0 million and $7.0 million during the three and nine months ended September 30, 2011, respectively, compared to the same periods in 2010 was primarily due to a decline in employee compensation and benefits, which primarily resulted from workforce reductions and lower bonuses, severance and stock compensation. Additional declines in general and administrative expenses were due to Pizza Fusion store closures. The decrease in expenses was offset in part by higher professional expenses for the nine months ended September 30, 2011.

The increase in equity in earnings from unconsolidated affiliates of approximately $1.4 million during the nine months ended September 30, 2011 compared to the same period in 2010 was primarily due to the recognition of the negative basis of an investment in BFC/CCC’s wholly-owned subsidiary of approximately $1.3 million. BFC/CCC’s wholly-owned subsidiary had a 10% interest in a limited liability company that owned two commercial properties in Hillsborough County, Florida which served as collateral for an approximately $26.0 million loan to the limited liability company. In connection with the purchase of the commercial properties in November 2006, BFC and the unaffiliated member of the limited liability company each guaranteed the payment of up to a maximum of $5.0 million for certain environmental indemnities and specific obligations that were not related to the financial performance of the properties. BFC and the unaffiliated member also entered into a cross indemnification agreement which limited BFC’s obligations under the guarantee to acts of BFC and its affiliates. On March 25, 2011, the limited liability company reached a settlement with its lender, pursuant to which it has conveyed the commercial properties securing the loan via a deed in lieu of foreclosure. BFC and BFC/CCC’s wholly-owned subsidiary were released from all obligations and guarantees related to the two commercial properties. During the first quarter of 2011, BFC recognized the negative basis of its investment of approximately $1.3 million.

Benefit for income taxes for the three months ended September 30, 2011 includes the recognition of uncertain tax positions taken in a prior tax year relating to settlements with taxing authorities. During the second quarter of 2010, we recognized a tax benefit of approximately $5.4 million resulting from an additional tax refund which we expected to receive due to a recent change in IRS guidance, approximately $1.1 million of which we anticipate paying to the Levitt and Sons’ estate. The $1.1 million was recorded in the (loss) gain on settlement of investment in Woodbridge’s subsidiary. We received the additional tax refund during the fourth quarter of 2011.

BFC Activities

BFC Activities — Results of Operations for the Years Ended December 31, 2010, 2009 and 2008

The following reflects the operations and related matters of BFC Activities (in thousands).

	For the Years Ended December 31,			Change 2010 vs. 2009	Change 2009 vs. 2008
	2010	2009	2008
Revenues
Other revenues	$1,781	1,296	—	485	1,296

	1,781	1,296	—	485	1,296

Cost and Expenses
Cost of sales of real estate	—	7,749	59	(7,749)	7,690
Interest expense, net	6,264	6,511	7,641	(247)	(1,130)
Impairment of goodwill	—	2,001	—	(2,001)	2,001
Selling, general and administrative expenses	25,602	30,388	36,886	(4,786)	(6,498)

	31,866	46,649	44,586	(14,783)	2,063
Gain on bargain purchase of Bluegreen	—	182,849	—	(182,849)	182,849
(Loss) gain on settlement of investment in subsidiary	(977)	16,296	—	(17,273)	16,296
Equity in (loss) earnings from unconsolidated affiliates	(2,045)	32,276	8,844	(34,321)	23,432
Impairment of unconsolidated affiliates	—	(31,181)	(96,579)	31,181	65,398
Impairment of investments	—	(2,396)	(15,548)	2,396	13,152
Investment gains	—	6,654	2,076	(6,654)	4,578
Other income	6,481	5,775	8,970	706	(3,195)

(Loss) income from continuing operations before income taxes	(26,626)	164,920	(136,823)	(191,546)	301,743
Less: Benefit for income taxes	(7,097)	(35,503)	(14,887)	28,406	(20,616)

(Loss) income from continuing operations	(19,529)	200,423	(121,936)	(219,952)	322,359
Extraordinary gain	—	—	9,145	—	(9,145)

Net (loss) income	$(19,529)	200,423	(112,791)	(219,952)	313,214

For the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Other revenues for the years ended December 31, 2010 and 2009 related to franchise revenues generated by Pizza Fusion totaling $1.8 million and $1.3 million, respectively.

Cost of sales of real estate for the year ended December 31, 2009 was $7.7 million as a result of capitalized interest written-off in connection with the impairment charges of inventory of real estate recorded in Core and Carolina Oak.

General and administrative expenses decreased $4.8 million to $25.6 million for the year ended December 31, 2010 from $30.4 million for 2009. The decrease in general and administrative expenses in 2010 was primarily attributable to lower compensation and benefits expense and the elimination of public company related costs since the merger of Woodbridge and BFC in 2009. This was offset in part by higher accrued audit fees incurred during 2010 and a write-off of intangible assets related to Pizza Fusion in 2009. Included in general and administrative expenses are fees earned in connection with certain management advisory services provided by a wholly owned subsidiary of BFC.

BFC Activities

Interest expense consists of interest incurred less interest capitalized. Interest incurred totaled $6.3 million and $7.4 million for the years ended December 31, 2010 and 2009, respectively. No interest was capitalized for the year ended December 31, 2010 while $931,000 was capitalized for 2009. This resulted in interest expense of $6.3 million in the year ended December 31, 2010, compared to $6.5 million in 2009.

During the year ended December 31, 2009, we wrote-off the full $2.0 million of goodwill related to our investment in Pizza Fusion.

Prior to the consolidation of Bluegreen into our consolidated financial statements on November 16, 2009, we accounted for our investment in Bluegreen under the equity method of accounting. Our interest in Bluegreen’s earnings during the period from January 1 through November 16, 2009 was $32.3 million (after the amortization of approximately $28.4 million related to the change in the basis as a result of the impairment charges on this investment during the quarters ended September 30, 2008, December 31, 2008 and March 31, 2009). We reviewed our investment in Bluegreen for impairment on a quarterly basis or as events or circumstances warranted for other-than-temporary declines in value. Based on the results of the evaluations of the investment in Bluegreen, we recorded an other-than-temporary impairment charge of approximately $31.2 million during the year ended December 31, 2009.

During the year ended December 31, 2009, we recorded impairment charges of $2.4 million on our investment in Office Depot’s common stock. The Company sold its remaining shares of Office Depot’s common stock during the fourth quarter of 2009.

The increase in other income for the year ended December 31, 2010 compared to the same period in 2009 was primarily due real estate advisory fees. In June 2010, BankAtlantic Bancorp Parent Company and BankAtlantic entered into a real estate advisory service agreement with BFC for assistance relating to the work-out of loans and the sale of real estate owned. During the year ended December 31, 2010, BFC recognized approximately $787,000 of real estate advisory service fees under this agreement.

During 2010, we recognized a tax benefit of approximately $7.6 million resulting from an additional tax refund of approximately $5.8 million which we expected to receive due to a recent change in IRS guidance, approximately $1.0 million of which we anticipate paying to the Debtors’ Estate pursuant to the Settlement Agreement related to the Chapter 11 Cases, and a tax benefit of $1.8 million associated with a reduction in the deferred tax valuation allowance from continuing operations to reflect the future taxable income associated with unrealized gains in accumulated other comprehensive income. We received the additional tax refund during the fourth quarter of 2011. The $1.0 million expected to be paid to the Debtors’ Estates was recorded in the (loss) gain on settlement of investment in subsidiary. The gain on settlement of investment in subsidiary during the year ended December 31, 2009 reflected the reversal into income of the loss in excess of investment in Levitt and Sons after the settlement of Levitt and Sons’ bankruptcy was finalized, which resulted in a $40.4 million gain on a consolidated basis in the first quarter of 2009. The $40.4 million gain was reduced by the $10.7 million accrual, representing the portion of the tax refund due to the Levitt and Sons’ estate, resulting in a $29.7 million gain on settlement of investment in subsidiary, of which $16.3 million was recorded in the BFC Activities segment.

For the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Cost of sales of real estate for the year ended December 31, 2009 increased to $7.7 million as a result of a capitalized interest write-off recorded in connection with the impairment charges of inventory of real estate recorded in Core and Carolina Oak. Cost of sales of real estate for the year ended December 31, 2008 was $59,000 and related to the expensing of interest previously capitalized as a result of sales at Core and Carolina Oak.

General and administrative expenses decreased $6.5 million to $30.4 million for the year ended December 31, 2009 compared to $36.9 million for 2008. The decrease was attributable to lower professional

BFC Activities

services as we incurred costs associated with certain of our securities investments in the year ended December 31, 2008 while these costs were not incurred in the year ended December 31, 2009, and lower severance charges related to the reductions in workforce associated with the bankruptcy filing of Levitt and Sons. In addition, we also had lower insurance costs, as Levitt and Sons’ related insurance costs were not incurred after June 30, 2008, and lower incentive expenses. These decreases were offset in part by incurred franchise expenses related to Pizza Fusion in the year ended December 31, 2009, compared to no franchise expenses in 2008 period as we acquired Pizza Fusion in September 2008.

Interest incurred totaled $7.4 million and $8.6 million for the years ended December 31, 2009 and 2008, respectively, while interest capitalized totaled $931,000 for the year ended December 31, 2009 and $927,000 for 2008. This resulted in interest expense of $6.5 million in the year ended December 31, 2009, compared to $7.6 million in 2008. The decrease in interest expense was mainly due to the repayment of an intersegment loan in June 2008, which resulted in lower interest expense in 2009, and lower interest rates in 2009 compared to 2008.

During the year ended December 31, 2009, we wrote-off the full amount of goodwill related to our investment in Pizza Fusion in the amount of $2.0 million.

Prior to the consolidation of Bluegreen into our consolidated financial statements on November 16, 2009, we accounted for our investment in Bluegreen under the equity method of accounting. Our interest in Bluegreen’s earnings during the period from January 1 through November 16, 2009 was $32.3 million (after the amortization of approximately $28.4 million related to the change in the basis as a result of the impairment charges on this investment during the quarters ended September 30, 2008, December 31, 2008 and March 31, 2009. For the year ended December 31, 2008, our interest in Bluegreen’s earnings was $8.8 million (after the amortization of approximately $9.2 million related to the change in the basis as a result of the impairment charge on this investment at September 30, 2008). We reviewed our investment in Bluegreen for impairment on a quarterly basis or as events or circumstances warranted for other-than-temporary declines in value. Based on the results of the evaluations of the investment in Bluegreen, other-than-temporary impairment charges of approximately $31.2 million and $94.4 million were recorded during the years ended December 31, 2009 and 2008, respectively. In the year ended December 31, 2007, no other-than-temporary charges related to the investment in Bluegreen were recorded.

Investment gains were approximately $6.7 million for the year ended December 31, 2009 compared to $2.1 million in 2008. This increase was primarily due to a gain related to the sale of our shares in Office Depot during 2009. This was offset by a realized gain on the sale of publicly traded equity securities in 2008 of approximately $796,000 by venture partnership that BFC controls.

The decrease in other income for the year ended December 31, 2009 compared to the same period in 2008 was primarily due to a decline in interest income from approximately $1.6 million for the year ended December 31, 2009 compared to $3.8 million in 2008. This decrease was primarily due to lower cash balances and lower interest rates in 2009 compared to 2008.

Income tax benefit includes the amount of the refund from the Department of the Treasury of approximately $34.6 million. In November 2009, the Workers, Homeownership, and Business Assistance Act of 2009 (the “Act”) was enacted. The Act includes a provision that allows most businesses to elect to increase the net operating loss (“NOLs”) carryback period from two years under current law to as much as five years for NOLs generated in either 2008 or 2009 (but not both). BFC believes that this election benefited the Company by allowing it to carryback Woodbridge’s NOLs that were generated in 2008 and to therefore obtain refunds of taxes paid in the carryback years.

BFC Activities

2008 Step Acquisitions — Purchase Accounting

During 2008, BFC purchased an aggregate of approximately 144,770 shares of BankAtlantic Bancorp’s Class A Common Stock on the open market. The shares purchased were accounted for as step acquisitions under the purchase method of accounting then in effect. Accordingly, the assets and liabilities acquired were revalued to reflect market values at the date of acquisition. The discounts and premiums arising as a result of such revaluation are generally being accreted or amortized, net of tax, over the remaining life of the assets and liabilities. The net impact of such accretion, amortization and other effects of purchase accounting increased our consolidated net loss for the three months ended September 30, 2011 by approximately $10,000 and decreased our consolidated net loss for the nine months ended September 30, 2011 by approximately $506,000. The net impact also increased our consolidated net loss for the three and nine months ended September 30, 2010 by approximately $31,000 and $93,000, respectively.

For the year ended December 31, 2010, the net impact of purchase accounting decreased our consolidated net loss by approximately $1.2 million, of which $2.4 million, $728,000 and $189,000 related to BankAtlantic Bancorp’s loans receivable, properties and equipment and other assets, respectively, partially offset by the effect of purchase accounting associated with core deposit intangible asset of approximately $2.3 million. For the year ended December 31, 2009, the net impact of purchase accounting increased our consolidated net loss by approximately $5.9 million, including an $8.9 million loss due to the purchase accounting associated with Core’s real estate impairment, partially offset by the effect of purchase accounting associated with property and equipment of approximately $1.2 million, loans receivable of approximately $2.2 million and goodwill of approximately $583,000. For the year ended December 31, 2008, the net impact of purchase accounting decreased our consolidated net loss by approximately $8.4 million, of which approximately $4.7 million and $1.7 million was due to effects of purchase accounting associated with the investment in Bluegreen and goodwill, respectively.

BFC Activities — Liquidity and Capital Resources

As of September 30, 2011, we had cash, cash equivalents and short-term investments totaling approximately $4 million. As of December 31, 2010, we had cash, cash equivalents and short-term investments totaling approximately $29 million. The decrease in cash, cash equivalents and short-term investments for the nine months ended September 30, 2011was due to the purchase of approximately 2.7 million shares of BankAtlantic Bancorp’s Class A Common Stock in BankAtlantic Bancorp’s 2011 rights offering for approximately $10 million, as described below, BFC’s operating and general and administrative expenses of approximately $8.1 million, junior subordinated debentures interest payments of approximately $3.7 million and $2.5 million payment to the note holder in connection with a settlement agreement.

Except as otherwise noted, the debts and obligations of BankAtlantic Bancorp, Bluegreen and Woodbridge are not direct obligations of BFC and generally are non-recourse to BFC. Similarly, the assets of those entities are not available to BFC, absent a dividend or distribution from those entities. BFC’s principal sources of liquidity are its available cash and short-term investments. In addition, during the fourth quarter of 2011, we received a $7.5 million tax refund, net of amounts payable under the settlement agreement related to the bankruptcy filing of Levitt and Sons LLC and substantially all of its subsidiaries, as discussed below.

We expect to use our available funds to fund operations and meet our obligations. We may also use available funds to make additional investments in the companies within our consolidated group, invest in equity securities and other investments, or repurchase shares of our common stock pursuant to our share repurchase program. On September 21, 2009, our board of directors approved a share repurchase program which authorizes the repurchase of up to 20,000,000 shares of Class A Common Stock and Class B Common Stock at an aggregate cost of no more than $10 million. The share repurchase program replaced our $10 million repurchase program that our board of directors approved in October 2006 which placed a limitation on the number of shares which

BFC Activities

could be repurchased under the program at 1,750,000 shares of Class A Common Stock. The current program, like the prior program, authorizes management, at its discretion, to repurchase shares from time to time subject to market conditions and other factors. No shares were repurchased during the years ended December 31, 2009 or 2010, or the nine months ended September 30, 2011.

During 2010, BFC acquired an aggregate of 2.0 million shares of BankAtlantic Bancorp’s Class A Common Stock in connection with the exercise of subscription rights granted to it in BankAtlantic Bancorp’s 2010 rights offering. The aggregate purchase price for those shares was $15.0 million. BFC exercised its basic subscription rights to purchase 1,197,373 shares, and the remaining 802,627 shares were acquired by BFC pursuant to its over-subscription request. The shares acquired in the 2010 rights offering increased BFC’s ownership interest in BankAtlantic Bancorp by approximately 8% to 45% and BFC’s voting interest in BankAtlantic Bancorp by approximately 5% to 71%.

During June 2011, BFC purchased for $10.0 million approximately 2.7 million shares of BankAtlantic Bancorp’s Class A Common Stock in connection with the exercise of subscription rights granted to it in BankAtlantic Bancorp’s 2011 rights offering. The shares acquired in the 2011 rights offering increased BFC’s ownership interest in BankAtlantic Bancorp by approximately 8% to 53% and BFC’s voting interest in BankAtlantic Bancorp by approximately 5% to 75%.

Since March 2009, BFC has not received cash dividends from BankAtlantic Bancorp. BankAtlantic Bancorp is currently prohibited from paying dividends on its common stock without first receiving the written non-objection of the Federal Reserve. In addition, during February 2009, BankAtlantic Bancorp elected to exercise its right to defer payments of interest on its trust preferred junior subordinated debt. BankAtlantic Bancorp is permitted to defer quarterly interest payments for up to 20 consecutive quarters. During the deferral period, BankAtlantic Bancorp is prohibited from paying dividends to its shareholders, including BFC. BankAtlantic Bancorp can end the deferral period at any time, and BankAtlantic Bancorp has committed to pay the outstanding deferred interest on the trust preferred securities in connection with the consummation of the sale of BankAtlantic to BB&T. Furthermore, BFC has not to date received cash dividends from Bluegreen and certain of Bluegreen’s credit facilities contain terms which prohibit the payment of cash dividends, and Bluegreen may only pay dividends subject to such restrictions and declaration by its board of directors, a majority of whom are independent directors under the listing standards of the NYSE.

We believe that our current financial condition, including the $7.5 million, net, tax refund we received during the fourth quarter of 2011, and credit relationships, together with anticipated cash flows from other sources of funds, and, to the extent determined to be advisable, proceeds from the disposition of properties or investments, will allow us to meet our anticipated near-term liquidity needs. With respect to long-term liquidity requirements, in addition to the foregoing, we may also, subject to the receipt of any regulatory approval or non-objection, seek to raise funds through the incurrence of long-term secured or unsecured indebtedness, the issuance of equity and/or debt securities or through the sale of assets. However, these alternatives may not be available to us on attractive terms, or at all. The inability to raise funds through the sources discussed above would have a material adverse effect on the Company’s business, results of operations and financial position.

BFC, on a parent company only basis, had previously committed that it would not, without the prior written non-objection of its primary regulator, (i) incur, issue, renew or roll over any current lines of credit, guarantee the debt of any other entity or otherwise incur any additional debt, except as contemplated by BFC’s business plan or in connection with BankAtlantic’s compliance requirements applicable to it; (ii) declare or make any dividends or other capital distributions other than dividends payable on BFC’s currently outstanding preferred stock of approximately $187,500 a quarter or (iii) enter into any new agreements, contracts or arrangements or materially modify any existing agreements, contracts or arrangements with BankAtlantic not consistent with past practices. Additionally, on June 30, 2011, BFC was advised that it was not permitted to (i) incur or issue any additional

BFC Activities

debt or debt securities, increase lines of credit or guarantee the debt of any other entity, or (ii) make dividend payments on its preferred stock, in each case without such prior written non-objection. During the quarter ended September 30, 2011, BFC received from the Federal Reserve, which now has supervisory authority over BFC, a written non-objection to the payment of the dividend on BFC’s outstanding preferred stock for such quarter. However, there is no assurance that any future required written non-objection will be received.

On September 21, 2009, BFC and Woodbridge consummated their merger pursuant to which Woodbridge merged with BFC. In connection with the merger, dissenting shareholders, who collectively held approximately 4.2 million shares of Woodbridge’s Class A Common Stock, have exercised their appraisal rights and are entitled to receive an amount equal to the fair value of their shares calculated in accordance with Florida law. The dissenting shareholders have rejected Woodbridge’s offer of $1.10 per share and requested payment for their shares based on their respective fair value estimates of Woodbridge’s Class A Common Stock. In December 2009, the Company recorded a $4.6 million liability with a corresponding reduction to additional paid-in capital representing, in the aggregate, Woodbridge’s offer to the dissenting shareholders. However, the appraisal rights litigation is ongoing and its outcome is uncertain. There is no assurance as to the amount of cash that will be required to be paid to the dissenting shareholders, which amount may be greater than the $4.6 million that we have accrued.

During 2004, the Company purchased 800,000 shares of Benihana’s Convertible Preferred Stock for $25.00 per share. BFC received quarterly dividends on its shares of Benihana’s Convertible Preferred Stock at an annual rate equal to 5% or $1.25 per share, payable on the last day of each calendar quarter. During May and July 2011, we converted a total of 300,000 shares of Benihana’s Convertible Preferred Stock into 595,049 shares of Benihana’s Common Stock. On October 7, 2011, we converted the remaining 500,000 shares of Benihana’s Convertible Preferred Stock that we owned into 987,528 shares of Benihana’s Common Stock. These conversions were effected to facilitate shareholder approval of Benihana’s proposal to reclassify each share of its Class A Common Stock into one share of its Common Stock. The reclassification proposal was approved by Benihana’s shareholders on November 17, 2011. BFC currently owns an aggregate of 1,582,577 shares of Benihana’s Common Stock, representing an approximately 9% ownership and voting interest in Benihana.

On June 21, 2004, the Company sold 15,000 shares of its 5% Cumulative Preferred Stock to an investor group in a private offering. The Company’s 5% Cumulative Preferred Stock has a stated value of $1,000 per share. The shares of 5% Cumulative Preferred Stock may be redeemed at the option of the Company, from time to time, at redemption prices ranging from $1,025 per share for the year 2011 to $1,000 per share for the year 2015 and thereafter. The 5% Cumulative Preferred Stock liquidation preference is equal to its stated value of $1,000 per share plus any accumulated and unpaid dividends or an amount equal to the applicable redemption price in a voluntary liquidation or winding up of the Company. Holders of the 5% Cumulative Preferred Stock have no voting rights, except as provided by Florida law, and are entitled to receive, when and as declared by the Company’s board of directors (and currently also upon the written non-objection from the Federal Reserve), cumulative quarterly cash dividends on each such share at a rate per annum of 5% of the stated value from the date of issuance. Since June 2004, the Company has paid quarterly dividends on the 5% Cumulative Preferred Stock of $187,500. On December 17, 2008, the Company amended certain of the previously designated relative rights, preferences and limitations of the Company’s 5% Cumulative Preferred Stock. The amendment eliminated the right of the holders of the 5% Cumulative Preferred Stock to convert their shares into shares of the Company’s Class A Common Stock. The amendment also requires the Company to redeem shares of the 5% Cumulative Preferred Stock with the net proceeds it receives in the event the Company sells any shares of Benihana’s Common Stock that it owns. Additionally, in the event the Company defaults on its obligation to make dividend payments on its 5% Cumulative Preferred Stock, the amendment entitles the holders of the 5% Cumulative Preferred Stock, in place of the Company, to receive directly from Benihana certain payments on the shares of Benihana’s Common Stock owned by the Company. Dividend payments on BFC’s capital stock, including the 5% Cumulative Preferred Stock, currently require the prior written non-objection of the Federal Reserve.

BFC Activities

During June 2008, Woodbridge entered into a settlement agreement (the “Settlement Agreement”) with the Debtors and the Joint Committee of Unsecured Creditors (the “Joint Committee”) appointed in the Chapter 11 Cases relating to the voluntary bankruptcy petitions filed by Levitt and Sons and substantially all of its subsidiaries during November 2007. Pursuant to the Settlement Agreement, as it was subsequently amended, Woodbridge agreed to (i) pay $8 million to the Debtors’ bankruptcy estates (sometimes referred to herein as the “Debtors’ Estate”), (ii) place $4.5 million in a release fund to be disbursed to third party creditors in exchange for a third party release and injunction, (iii) make a $300,000 payment to a deposit holders fund and (iv) share a percentage of any tax refund attributable to periods prior to the bankruptcy with the Debtors’ Estate. In addition, Woodbridge agreed to waive and release substantially all of the claims it had against the Debtors, including administrative expense claims through July 2008, and the Debtors (joined by the Joint Committee) agreed to waive and release any claims they had against Woodbridge and its affiliates. On February 20, 2009, the Bankruptcy Court entered an order confirming a plan of liquidation jointly proposed by Levitt and Sons and the Joint Committee. That order also approved the settlement pursuant to the Settlement Agreement, as amended. Accordingly, in the fourth quarter of 2009, we accrued approximately $10.7 million in connection with the portion of the tax refund which may be payable to the Debtors Estate pursuant to the Settlement Agreement. The gain on settlement of investment in subsidiary of $40.4 million recorded in the first quarter of 2009 was reduced by the $10.7 million accrual recorded in the fourth quarter of 2009 resulting in a $29.7 million gain on settlement of investment in subsidiary for the year ended December 31, 2009. Additionally, in the second quarter of 2010, we increased the $10.7 million accrual by approximately $1.0 million, representing the portion of an additional tax refund which we expected to receive due to a recent change in Internal Revenue Service guidance. We received the additional tax refund during the fourth quarter of 2011. The Company’s liability related to the Settlement Agreement at each of September 30, 2011 and December 31, 2010 was approximately $11.7 million, representing the portion of tax refund that will likely be required to be shared with the Debtors’ Estate pursuant to the Settlement Agreement. As of September 30, 2011 and December 31, 2010, $8.4 million of such $11.7 million portion of the tax refund to be paid to the Debtors’ Estate was received and placed in an escrow account. The $8.4 million amount is included as restricted cash in the Company’s consolidated statements of financial condition as of those dates.

At June 30, 2009, a wholly-owned subsidiary of BFC/CCC had a 10% interest in a limited partnership as a non-managing general partner. The partnership owns an office building located in Boca Raton, Florida. In connection with the purchase of the office building in March 2006, BFC/CCC guaranteed repayment of a portion of the non-recourse loan on the property on a joint and several basis with the managing general partner. BFC/CCC’s maximum exposure under this guarantee agreement was $2.0 million (which was shared on a joint and several basis with the managing general partner). In July 2009, BFC/CCC’s wholly-owned subsidiary withdrew as a partner of the limited partnership and transferred its 10% interest to an unaffiliated partner. In return, the partner to whom this interest was assigned agreed to use its reasonable best efforts to obtain the release of BFC/CCC from the guarantee. The partner was unable to secure such a release and that partner has agreed to indemnify BFC/CCC’s wholly-owned subsidiary for any losses that may arise under the guarantee after the date of the assignment. No amounts were recorded in our financial statements at September 30, 2011 or December 31, 2010 for this joint venture.

A wholly-owned subsidiary of BFC/CCC had a 10% interest in a limited liability company that owned two commercial properties in Hillsborough County, Florida. On March 25, 2011, the limited liability company reached a settlement with its lender and conveyed the commercial properties securing the loan via a deed in lieu of foreclosure. BFC and BFC/CCC’s wholly-owned subsidiary were released from all obligations and guarantees related to the two commercial properties. As described above, during the first quarter of 2011, BFC recognized the negative basis of its investment of approximately $1.3 million which is included in equity in earnings from unconsolidated affiliates for the nine months ended September 30, 2011.

BFC Activities

A wholly-owned subsidiary of BFC/CCC has a 50% limited partner interest in a limited partnership that has a 10% interest in a limited liability company that owns an office building in Tampa, Florida. At September 30, 2011 and December 31, 2010 and 2009, the carrying amount of this investment was approximately $283,000, $282,000, and $319,000, respectively, which is included in investments in unconsolidated affiliates in the Company’s Consolidated Statements of Financial Condition. In connection with the purchase of the office building by the limited liability company in June 2007, BFC guaranteed the payment of certain environmental indemnities and specific obligations that are not related to the financial performance of the asset up to a maximum of $15.0 million, or $25.0 million in the event of any petition or involuntary proceeding under the U.S. Bankruptcy Code or similar state insolvency laws or in the event of any transfer of interests not in accordance with the loan documents. BFC and the unaffiliated members also entered into a cross indemnification agreement which limits BFC’s obligations under the guarantee to acts of BFC and its affiliates. No amounts are recorded in the Company’s financial statements at September 30, 2011 or December 31, 2010 for the obligations associated with this guarantee based on the potential indemnification by unaffiliated members and the limit of the specific obligations to non-financial matters.

Real Estate

Real Estate Operations

The Real Estate Operations segment includes the subsidiaries through which Woodbridge historically conducted its real estate business activities. These activities were concentrated in Florida and South Carolina and included the development and sale of land, the construction and sale of single family homes and townhomes and the leasing of commercial properties through Core prior to its liquidation in 2010 and Carolina Oak, which was engaged in homebuilding activities in South Carolina prior to the suspension of those activities in the fourth quarter of 2008. The Real Estate Operations segment also includes the operations of Cypress Creek Holdings, which engages in leasing activities.

Woodbridge’s operations historically were concentrated in the real estate industry which is cyclical in nature. During 2010, the demand for residential and commercial inventory showed no signs of recovery, particularly in the geographic regions where Core’s properties are located. In early 2010, Woodbridge made the decision to pursue an orderly liquidation of Core and worked cooperatively with various lenders to achieve that objective. During November 2010, Core entered into a settlement agreement with one of its lenders, which had previously commenced actions seeking foreclosure of mortgage loans totaling approximately $113.9 million collateralized by property in Florida and South Carolina. Under the terms of the agreement, Core pledged additional collateral to the lender consisting of membership interests in five of Core’s subsidiaries and granted security interests in the acreage owned by such subsidiaries in Port St. Lucie, Florida, substantially all of which is undeveloped raw land. Core also agreed to an amendment of the complaint related to the Florida foreclosure action to include this additional collateral and an entry into consensual judgments of foreclosure in both the Florida and South Carolina foreclosure actions. In consideration therefor, the lender agreed not to enforce a deficiency judgment against Core and, during February 2011, released Core from any other claims arising from or relating to the loans. As of November 30, 2010, Core deconsolidated the five subsidiaries, the membership interests in which were transferred to the lender upon entry into the consensual judgments of foreclosure. In connection therewith and in accordance with accounting guidance for consolidation, a guarantee obligation “deferred gain on settlement of investment in subsidiary” of $11.3 million was recorded and is included in the Company’s consolidated statement of financial condition as of December 31, 2010. The deferred gain on settlement of investment in subsidiary was recognized into income in the Company’s consolidated statement of operations at the time Core received its general release of liability in February 2011.

In December 2010, Core and one of its subsidiaries entered agreements, including without limitation, a Deed in Lieu of Foreclosure Agreement, with one of their lenders which resolved the foreclosure proceedings commenced by the lender related to property at Tradition Hilton Head which served as collateral for a $25 million loan. Pursuant to the agreements, Core’s subsidiary transferred to the lender all of its right, title and interest in and to the property which served as collateral for the loan as well as certain additional real and personal property. In consideration therefor, the lender released Core and its subsidiary from any claims arising from or relating to the loan. In accordance with applicable accounting guidance, this transaction was accounted for as a troubled debt restructuring and, accordingly, a $13.0 million gain on debt extinguishment was recognized in the Company’s consolidated statement of operations for the year ended December 31, 2010.

In December 2009, Core Communities reinitiated efforts to sell two of its commercial leasing projects (the “Projects”) and began soliciting bids from several potential buyers to purchase assets associated with the Projects. Due to this decision, the assets associated with the Projects were reclassified as assets held for sale and the liabilities related to these assets were reclassified as liabilities related to assets held for sale in the Company’s consolidated statements of financial condition. Accordingly, the results of operations for the Projects are included in the Company’s consolidated statements of operations as discontinued operations. On June 10, 2010, Core sold the Projects for approximately $75.4 million. As a result of the sale, a $2.6 million gain on sale of discontinued operations was realized in the second quarter of 2010. See Note 6 to BFC’s audited consolidated financial statements included in this joint proxy statement/prospectus for additional information.

Real Estate

The development activities at Carolina Oak, which was within Tradition Hilton Head, were suspended in the fourth quarter of 2008 as a result of, among other things, an overall softening of demand for new homes and a decline in the overall economy. In 2009, the housing industry continued to face significant challenges and Woodbridge made the decision to cease all activities at Carolina Oak. Woodbridge was the obligor under a $37.2 million loan that was collateralized by the Carolina Oak property. During November 2009, the lender filed an action against Woodbridge and Carolina Oak alleging default under a promissory note and breach of a guaranty related to the loan. During December 2009, the OTS closed the lender and appointed the FDIC as receiver. The FDIC subsequently sold the loan to an investor group (sometimes referred to herein as the “note holder”). Effective April 26, 2011, Woodbridge and Carolina Oak entered into a settlement agreement with the note holder to resolve the disputes and litigation between them. Under the terms of the settlement agreement, (i) Woodbridge paid $2.5 million to the note holder, (ii) Carolina Oak conveyed to the note holder the real property securing the loan and (iii) the note holder agreed not to pursue certain remedies, including a deficiency judgment, and after the expiration of an agreed-upon time, agreed to fully release Woodbridge and Carolina Oak, in each case subject to certain conditions. At April 26, 2011, the carrying amount of Carolina Oak’s inventory was approximately $10.8 million. In accordance with the applicable accounting guidance, the Company recorded a deferred gain on debt settlement of $29.9 million in its consolidated statement of financial condition as of September 30, 2011. The deferred gain will be recognized into income at the earlier of the conclusion of a foreclosure proceeding or April 25, 2012.

Real Estate Operations — Results of Operations for the Three and Nine Months Ended September 30, 2010 and 2011

The following reflects the operations and related matters of our real estate operations segment (in thousands).

	Three Months Ended September 30,			Nine Months Ended September 30,
	2011	2010	Change	2011	2010	Change
(In thousands)	(Unaudited)			(Unaudited)
Revenues:
Sales of real estate	$—	—	—	—	2,455	(2,455)
Other revenues	—	294	(294)	(17)	1,228	(1,245)

Total revenues	—	294	(294)	(17)	3,683	(3,700)

Costs and expenses:
Cost of sales of real estate	—	—	—	—	2,175	(2,175)
Selling, general and administrative expenses	330	2,946	(2,616)	1,182	7,407	(6,225)
Interest expense	621	3,492	(2,871)	2,858	9,952	(7,094)

Total costs and expenses	951	6,438	(5,487)	4,040	19,534	(15,494)

Gain on settlement of investment in subsidiary	—	—	—	11,305	—	11,305
Interest and other income	—	47	(47)	4	808	(804)

(Loss) income from continuing operations before income taxes	(951)	(6,097)	5,146	7,252	(15,043)	22,295
Provision for income taxes	(3)	—	(3)	(3)	—	(3)

(Loss) income from continuing operations	(954)	(6,097)	5,143	7,249	(15,043)	22,292
Discontinued operations:
Income from discontinued operations, net of tax	—	—	—	—	2,465	(2,465)

Net (loss) income	$(954)	(6,097)	5,143	7,249	(12,578)	19,827

Real Estate

For the Three Months Ended September 30, 2011 Compared to the Same 2010 Period

Other revenues recognized for the three months ended September 30, 2010 is primarily comprised of irrigation revenue earned at one of the five subsidiaries whose membership interests were pledged as additional collateral in the debt settlement agreement with one of Core’s lenders.

Selling, general and administrative expenses decreased to $0.3 million for the three months ended September 30, 2011 from $2.9 million for the same period in 2010. The decrease was primarily a result of the cessation of operations at Core and Carolina Oak.

Interest expense decreased to $0.6 million in the three months ended September 30, 2011 compared to $3.5 million for the same period in 2010. The decrease was primarily due to the release of approximately $149.5 million of debt as part of Carolina Oak and Core’s settlement agreements with their lenders.

For the Nine Months Ended September 30, 2011 Compared to the Same 2010 Period

During the nine months ended September 30, 2010, we sold approximately 8 acres, which generated revenues of approximately $2.5 million, and cost of sales related to the sale amounted to $2.2 million.

Other revenues recognized for the nine months ended September 30, 2010 primarily consisted of rental income from a tenant whose lease agreement expired in March 2010 and irrigation revenue earned at one of the five subsidiaries whose membership interests were pledged as additional collateral in the debt settlement agreement with one of Core’s lenders.

Selling, general and administrative expenses decreased to $1.2 million for the nine months ended September 30, 2011 from $7.4 million for the same 2010 period. The decrease was primarily a result of the cessation of operations at Core and Carolina Oak.

Interest expense totaled $2.9 million for the nine months ended September 30, 2011 and $10.0 million for the same 2010 period. No interest was capitalized during the nine months ended September 30, 2011 and 2010. The decrease was primarily due to the release of approximately $149.5 million of debt as part of Carolina Oak’s and Core’s settlement agreements with their lenders.

Income from discontinued operations related to Core’s Projects of which $2.5 million related to the gain recognized in connection with the sale of the Projects in June 2010. See Note 4 to our unaudited consolidated financial statements for the three and nine months ended September 30, 2011 and 2010 included in this joint proxy statement/prospectus for further information.

Gain on settlement of investment in subsidiary of $11.3 million is attributable to the deconsolidation of five of Core’s subsidiaries, the membership interests in which were transferred to the lender upon settlement of $86.7 million in debt.

Real Estate

Real Estate Operations — Results of Operations for the Years Ended December 31, 2010, 2009 and 2008

The following reflects the operations and related matters of our real estate operations segment (in thousands).

	For the years ended December 31,			Change 2010 vs 2009	Change 2009 vs 2008
	2010	2009	2008
Revenues:
Sales of real estate	$2,739	6,605	13,752	(3,866)	(7,147)
Other revenues	1,397	2,312	3,033	(915)	(721)

	4,136	8,917	16,785	(4,781)	(7,868)

Costs and expenses:
Cost of sales of real estate	23,232	82,105	22,724	(58,873)	59,381
Interest expense, net	12,745	6,293	2,075	6,452	4,218
Selling, general and administrative expenses	9,481	16,451	20,648	(6,970)	(4,197)
Other expense	3,889	5,433	—	(1,544)	5,433

Total costs and expenses	49,347	110,282	45,447	(60,935)	64,835

Gain on extinguishment of debt	13,049	—	—	13,049	—
Interest income and other income	892	526	3,341	366	(2,815)

Loss before income taxes	(31,270)	(100,839)	(25,321)	69,569	(75,518)
(Provision) benefit for income taxes	—	—	—	—	—

Loss from continuing operations, net of taxes	(31,270)	(100,839)	(25,321)	69,569	(75,518)
Discontinued operations:
Net income (loss) from discontinued operations, net of taxes	2,465	(15,632)	2,783	18,097	(18,415)

Net loss	$(28,805)	(116,471)	(22,538)	87,666	(93,933)

For the Year Ended December 31, 2010 Compared to the Year Ended December 31, 2009

Revenues from sales of real estate decreased to $2.7 million for the year ended December 31, 2010 from $6.6 million for 2009. During the year ended December 31, 2010, Core sold approximately 8 acres, generating revenues of approximately $2.5 million, compared to the sale of approximately 13 acres, which generated revenues of approximately $1.1 million in 2009. Core did not recognize deferred revenue for the year ended December 31, 2010, but recognized approximately $5.3 million on previously sold land for the year ended December 31, 2009. Core did not recognize any look back revenue for the year ended December 31, 2010 while an insignificant amount was recognized for the same period in 2009. There were no home sales at Carolina Oak in the year ended December 31, 2010. During 2009, Carolina Oak generated $320,000 in revenues from the sale of 1 unit.

Other revenues decreased to $1.4 million for the year ended December 31, 2010 compared to $2.3 million for 2009. The decrease was primarily due to lower rental income as a tenant did not renew its lease agreement which expired in March 2010.

Cost of sales of real estate for the year ended December 31, 2010 decreased to $23.2 million from $82.1 million for 2009 due to the recognition of lower impairment charges associated with inventory of real estate and decreased sales and selling efforts during 2010. We recorded approximately $20.8 million of impairment charges in 2010 compared to $80.3 million in 2009. Costs of sales of real estate before impairment charges for the years ended December 31, 2010 and 2009 were $2.4 million and $1.8 million, respectively.

Real Estate

Selling, general and administrative expenses decreased to $9.5 million for the year ended December 31, 2010 from $16.4 million in 2009. The decrease reflected the ceasing of real estate activities at Core, including specifically lower compensation and benefits expense and lower office related expenses reflecting a reduction in force at Core in 2009 and 2010, lower sales and marketing expenses as neither Core nor Carolina Oak engaged in advertising activities for the year ended December 31, 2010, and lower developer expenses related to property owner associations in Tradition, Florida. In addition, there was lower severance expense at Core for the year ended December 31, 2010 compared to 2009. These decreases were slightly offset by an increase in professional services related to the restructuring and property tax expenses in the year ended December 31, 2010 compared to 2009.

Gain on extinguishment of debt consists of the above described $13.0 million gain attributable to the troubled debt restructuring relating to the resolution of a $25 million loan made to a subsidiary of Core, as to which Core was secondarily liable as a guarantor. See Note 2 to our audited consolidated financial statements for the year ended December 31, 2010 included in this joint proxy statement/prospectus.

Interest incurred totaled $12.7 million for the year ended December 31, 2010 and $8.3 million for 2009 period. No interest was capitalized in the year ended December 31, 2010 compared to $2.0 for 2009 period. During the year ended December 31, 2010, we recorded interest expense at the default rate of interest in accordance with the terms of our loan agreements. Additionally, during the third quarter of 2009, the Company ceased capitalizing interest in light of the significantly reduced development activities in Florida and the suspended development activities in South Carolina. These factors resulted in a net higher interest expense recognized in the year ended December 31, 2010 compared to 2009. Historically, the capitalized interest allocated to inventory is charged to cost of sales as land and homes are sold. Cost of sales of real estate for the year ended December 31, 2010 and 2009 did not include any significant amounts of previously capitalized interest.

Other expense decreased to $3.9 million for the year ended December 31, 2010 from $5.4 million in 2009. The decrease was primarily due to lower impairment charges related to property and equipment held at Cypress Creek Holdings and Core recorded for the year ended December 31, 2010 compared to 2009.

Income from discontinued operations, all of which related to Core’s Projects, increased to $2.5 million in the year ended December 31, 2010 from a loss of $15.6 million in 2009. The increase includes the impact of a gain of approximately $2.6 million recorded in connection with the sale of the Projects in June 2010.

For the Year Ended December 31, 2009 Compared to the Year Ended December 31, 2008

Revenues from sales of real estate decreased to $6.6 million for the year ended December 31, 2009 from $13.8 million for 2008. Revenues from sales of real estate for the years ended December 31, 2009 and 2008 were comprised of land and home sales, recognition of deferred revenue and look back revenue. During the year ended December 31, 2009, Core sold approximately 13 acres, generating revenues of approximately $1.1 million, compared to the sale of approximately 35 acres, which generated revenues of approximately $9.1 million, net of deferred revenue, in 2008. Core recognized deferred revenue on previously sold land of approximately $5.3 million for the year ended December 31, 2009, compared to approximately $1.9 million in 2008. Look back revenues for the years ended December 31, 2009 and 2008 were approximately $32,000 and $145,000, respectively. We also earned $320,000 in revenues in 2009 from sales of real estate as a result of 1 unit sold in Carolina Oak, compared to revenues from sales of real estate of $2.5 million in 2008 as a result of 8 units sold in Carolina Oak.

Other revenues decreased to $2.3 million for the year ended December 31, 2009 compared to $3.0 million for 2008. The decrease in other revenues was primarily due to a decrease in marketing fees collected at Core Communities and fewer impact fees earned in 2009 compared to 2008.

Real Estate

Cost of sales of real estate increased to $82.1 million for the year ended December 31, 2009 from $22.7 million for 2008 due to impairment charges of $80.3 million associated with inventory of real estate recorded in 2009 compared to $13.7 million in impairment charges of inventory of real estate in 2008. Costs of sales of real estate before impairment charges for the years ended December 31, 2009 and 2008 were $1.8 million and $9.0 million, respectively. The decrease in cost of sales of real estate excluding impairment charges was due to a decrease in sales of real estate at Core and Carolina Oak in 2009 compared to 2008.

Selling, general and administrative expenses decreased to $16.4 million for the year ended December 31, 2009 from $20.6 million for 2008. The decrease was a result of, among other things, lower sales and marketing expenses as a result of a reduced marketing budget, lower developer expenses related to property owner associations in Tradition, Florida, lower compensation and benefits expense, and lower office related expenses. These decreases were partially offset by an increase in severance charges as a result of reductions in force at Core in 2009 and an increase in property tax expense.

Interest incurred totaled $8.3 million for the year ended December 31, 2009 and $11.0 million for 2008. Interest capitalized totaled $2.0 million for the year ended December 31, 2009 and $8.9 million for 2008. Net interest expense increased in the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily as a result of the Company’s decision to stop the capitalization of interest in light of the significantly reduced development activities in Florida and the ceasing of development activities in South Carolina. The increase was partially offset by lower interest rates during the year ended December 31, 2009 compared to 2008. Historically, the capitalized interest allocated to inventory is charged to cost of sales. Cost of sales of real estate for the years ended December 31, 2009 and 2008 included previously capitalized interest of approximately $64,000 and $268,000, respectively.

Interest and other income decreased to $526,000 during 2009 from $3.3 million during 2008. This decrease was primarily due to lower forfeited deposits received in 2009, and the repayment of an intersegment loan in June 2008, of which the related interest was eliminated in consolidation.

Income from discontinued operations, which relates to the income generated by Core’s Projects, decreased to a loss of $15.6 million in the year ended December 31, 2009 from income of $2.8 million in 2008. The decrease was mainly due to impairment charges in the amount of $13.6 million recorded in the year ended December 31, 2009 compared to no impairment charges recorded in 2008. In addition, three ground lease parcels comprised of approximately 5 acres were sold in 2008 and were accounted for as discontinued operations and resulted in a $2.5 million gain on sale of real estate assets for the year ended December 31, 2008, compared to no comparable sales in discontinued operations in 2009.

The value of acres subject to third party sales contracts was approximately $2.5 million at December 31, 2009 compared to $1.1 million at December 31, 2008. While backlog is not an exclusive indicator of future sales activity, it provides an indication of potential future sales activity.

Real Estate Operations — Liquidity and Capital Resources

At September 30, 2011, Core had cash and cash equivalents of $0.1 million. At December 31, 2010, Core had cash and cash equivalents of $1.0 million. The decrease in cash is primarily as a result of the membership interests in five of Core’s subsidiaries pledged as additional collateral as part of the Core’s debt settlement agreement. Additionally, Core incurred costs related to general and administrative expenses, including legal and professional fees and severance payments in connection with the winding up of Core’s operations in Florida and South Carolina

Real Estate

During 2010, demand for residential and commercial inventory showed no signs of recovery, particularly in the geographic regions where Core’s properties were located. In early 2010, Woodbridge made the decision to pursue an orderly liquidation of Core and worked cooperatively with its various lenders to achieve that objective. During November 2010, Core entered into a settlement agreement with one of its lenders, which had previously commenced actions seeking foreclosure of mortgage loans totaling approximately $113.9 million collateralized by property in Florida and South Carolina. Under the terms of the agreement, Core pledged additional collateral to the lender consisting of membership interests in five of Core’s subsidiaries and granted security interests in the acreage owned by such subsidiaries in Port St. Lucie, Florida, substantially all of which was undeveloped raw land. Core also agreed to an amendment of the complaint related to the Florida foreclosure action to include this additional collateral and entered into consensual judgments of foreclosure in both the Florida and South Carolina foreclosure actions. In consideration therefore, the lender agreed not to enforce a deficiency judgment against Core and, in February 2011, released Core from any other claims arising from or relating to the loans. As of November 30, 2010, Core deconsolidated the five subsidiaries, the membership interests in which were transferred to the lender upon entry of the consensual judgments of foreclosure. In accordance with the accounting guidance, the Company recorded a guarantee obligation “deferred gain on settlement of investment in subsidiary” of $11.3 million in the Company’s consolidated statement of financial condition as of December 31, 2010. Core received its general release of liability, and accordingly the deferred gain on settlement of investment in subsidiary was recognized into income, during the first quarter of 2011. Approximately $27.2 million of the $113.9 million of mortgage loans described above is collateralized by property in South Carolina which had an estimated carrying value of approximately $19.4 million at September 30, 2011 and was subject to separate foreclosure proceedings. While Core was released by the lender from any other claims relating to the loans, the applicable accounting guidance required that the $27.2 million of debt and associated $19.4 million of collateral remain in Core’s financial statements until the foreclosure proceedings were completed, which occurred during the fourth quarter of 2011. See Notes 2 and 23 to BFC’s audited consolidated financial statements included in this joint proxy statement/prospectus for additional information.

In December 2010, Core and one of its subsidiaries entered agreements, including without limitation, a Deed in Lieu of Foreclosure Agreement, with one of their lenders which resolved the foreclosure proceedings commenced by the lender related to property at Tradition Hilton Head which served as collateral for a $25 million loan. Pursuant to the agreements, Core’s subsidiary transferred to the lender all of its right, title and interest in and to the property which served as collateral for the loan as well as certain additional real and personal property. In consideration therefor, the lender released Core and its subsidiary from any claims arising from or relating to the loan. In accordance with applicable accounting guidance, this transaction was accounted for as a troubled debt restructuring and, accordingly, a $13.0 million gain on debt extinguishment was recognized in the Company’s consolidated statement of operations for the year ended December 31, 2010.

Real Estate Operations — Off Balance Sheet Arrangements and Contractual Obligations

The following table summarizes our Real Estate and Other contractual obligations (excluding Bluegreen) as of September 30, 2011 (in thousands):

Category(1)	Total	Less than 12 Months	13-36 Months	37-60 Months	More than 60 Months
Long Term Debt Obligations(2)	$123,514	27,489	524	10,449	85,052
Operating Lease Obligations	106	33	73	—	—

Total Obligations	$123,620	27,522	597	10,449	85,052

(1)

Long-term debt obligations consist of notes, mortgage notes and bonds payable and junior subordinated debentures. Operating lease obligations consist of lease commitments. The timing of contractual payments for debt obligations assumes the exercise of all extensions available at our sole discretion. Long-term debt

Real Estate

obligations and long-term debt obligations include defaulted loans totaling approximately $27.2 million as of September 30, 2011 of which repayment of the outstanding debt was accelerated by the lender and is currently being shown as immediately due and payable in less than 12 months.
(2)	These amounts include scheduled principal payments.

Levitt and Sons, Woodbridge’s former wholly-owned homebuilding subsidiary, had approximately $33.3 million of surety bonds related to its ongoing projects at November 9, 2007, the date on which Levitt and Sons and substantially all of its subsidiaries filed voluntary bankruptcy petitions. In the event that these obligations are drawn and paid by the surety, Woodbridge could be responsible for up to $7.6 million plus costs and expenses in accordance with the surety indemnity agreements executed by Woodbridge. At December 31, 2010 and December 31, 2009, Woodbridge had $490,000 and $527,000, respectively, in surety bond accruals related to certain bonds where management believes it to be probable that Woodbridge will be required to reimburse the surety under applicable indemnity agreements. Woodbridge reimbursed the surety approximately $348,000 and $532,000 during the year ended December 31, 2009 and 2008, respectively, in accordance with the indemnity agreement for bond claims paid during the period. No reimbursements were made in the year ended December 31, 2010. It is unclear whether and to what extent the remaining outstanding surety bonds of Levitt and Sons will be drawn and the extent to which Woodbridge may be responsible for additional amounts beyond the previous accrued amount. Woodbridge will not receive any repayment, assets or other consideration as recovery of any amounts it may be required to pay. In September 2008, a surety filed a lawsuit to require Woodbridge to post collateral against a portion of the surety bonds exposure in connection with demands made by a municipality. Based on claims made by the municipality on the bonds, the surety requested that Woodbridge post a $4.0 million escrow deposit while the matter was being litigated. While Woodbridge did not believe that the municipality had the right to demand payment under the bonds, Woodbridge complied with that request. In August 2010, a motion for summary judgment was entered in Woodbridge’s favor terminating any obligations under the bonds. The municipality has appealed the decision.

Real Estate

BFC’s Investment in Bluegreen

Bluegreen is a separate public company, and the following discussion is derived from disclosure prepared by Bluegreen’s management for inclusion in Bluegreen’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011. For further information regarding Bluegreen, including its business strategy, operating results for the three and nine months ended September 30, 2011 and the years ended December 31, 2008, 2009 and 2010, and financial condition and liquidity position, see the sections of this joint proxy statement/prospectus entitled “Information About Bluegreen” and “Bluegreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as Bluegreen’s consolidated financial statements included in this joint proxy statement/prospectus.

General

The Company’s consolidated financial statements for the three and nine months ended September 30, 2011 and 2010, for the year ended December 31, 2010 and for the Interim Period (the period from November 16, 2009, the date on which the Company acquired additional shares of Bluegreen’s common stock resulting in the Company having a majority interest in Bluegreen, through December 31, 2009) include the results of operations of Bluegreen. Our earnings attributable to Bluegreen prior to November 16, 2009 are included in the BFC Activities segment.

The Company accounted for the November 16, 2009 acquisition of a majority interest in Bluegreen in accordance with the accounting guidance for business combinations. As part of the accounting for such share acquisition, the Company’s management was required to perform a valuation of the fair value of Bluegreen’s assets and liabilities. As a result, the Company’s basis in certain of Bluegreen’s assets and liabilities is different than that of Bluegreen. Accordingly, while Bluegreen’s results since November 16, 2009 have been consolidated into the Company’s financial statements, the results of the Company’s investment in Bluegreen differ from Bluegreen’s results on a standalone basis. Set forth below is information regarding the results of the Company’s investment in Bluegreen for the three and nine months ended September 30, 2011 and 2010, the year ended December 31, 2010 and the Interim Period ended December 31, 2009. For a discussion regarding the results of Bluegreen on a standalone basis, including comparative period analysis, see the section of this joint proxy statement/prospectus entitled “Bluegreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Due to the determination made by Bluegreen’s board of directors during June 2011 to pursue the sale of its Bluegreen Communities business unit, or all or substantially all of its assets, the operating results of Bluegreen Communities are presented in BFC’s consolidated financial statements included in this joint proxy statement/prospectus as discontinued operations for all periods subsequent to November 16, 2009. In addition, Bluegreen Communities has ceased to be a separate reporting segment of BFC.

Real Estate

BFC’s Investment in Bluegreen — Results of Operations for the Three and Nine Months Ended September 30, 2011 and 2010

The following tables include the financial results of Bluegreen Resorts, as reported in BFC’s consolidated financial statements, for the three and nine month periods ended September 30, 2011 and 2010.

	For the Three Months Ended September 30,
	2011		2010
	Amount	Percentage of Sale	Amount	Percentage of Sale
	(dollars in thousands)
System-wide sales of VOIs (1)	$90,976		89,473
Changes in sales deferred under timeshare accounting rules	(335)		4,854

System-wide sales of VOIs, net (1)	90,641	100%	94,327	100%
Less: Sales of third-party VOIs	(33,983)	-37%	(22,090)	-23%

Gross sales of VOIs	56,658	63%	72,237	77%
Estimated uncollectible VOI notes receivable (2)	(6,983)	-12%	(23,744)	-33%

Sales of VOIs	49,675	55%	48,493	51%
Cost of VOIs sold (3)	15,184	31%	9,918	20%

Gross profit (3)	34,491	69%	38,575	80%
Fee-based sales commission revenue	23,460	26%	15,148	16%
Other fee-based services revenue	18,838	21%	17,170	18%
Cost of other fee-based services	10,550	12%	10,206	11%
Net carrying cost of VOI inventory	2,362	3%	2,329	2%
Selling and marketing expenses	40,734	45%	39,518	42%
Field general and administrative expenses (4)	5,142	6%	6,677	7%

Segment operating profit	$18,001	20%	12,163	13%

	For the Nine Months Ended September 30,
	2011		2010
	Amount	Percentage of Sale	Amount	Percentage of Sale
	(dollars in thousands)
System-wide sales of VOIs (1)	$228,599		224,230
Changes in sales deferred under timeshare accounting rules	(1,639)		(9,304)

System-wide sales of VOIs, net (1)	226,960	100%	214,926	100%
Less: Sales of third-party VOIs	(77,844)	-34%	(56,045)	-26%

Gross sales of VOIs	149,116	66%	158,881	74%
Estimated uncollectible VOI notes receivable (2)	(17,763)	-12%	(25,827)	-16%

Sales of VOIs	131,353	58%	133,054	62%
Cost of VOIs sold (3)	21,442	16%	21,076	16%

Gross profit (3)	109,911	84%	111,978	84%
Fee-based sales commission revenue	52,532	23%	37,458	17%
Other fee-based services revenue	53,325	23%	49,263	23%
Cost of other fee-based services	28,286	12%	28,020	13%
Net carrying cost of VOI inventory	9,863	4%	7,910	4%
Selling and marketing expenses	104,281	46%	102,021	47%
Field general and administrative expenses (4)	13,753	6%	12,702	6%

Segment operating profit	$59,585	26%	48,046	22%

Real Estate

(1)	Includes sales of VOIs made on behalf of third parties, which are transacted in the same manner as the sale of Bluegreen’s VOI inventory.
(2)	Percentages for estimated uncollectible VOI notes receivable are calculated as a percentage of gross sales of VOIs.
(3)	Percentages for cost of VOIs sales and the associated gross profit are calculated as a percentage of sales of VOIs.
(4)	General and administrative expenses attributable to Bluegreen’s corporate overhead have been excluded from the table. Bluegreen’s corporate general and administrative expenses totaled $9.5 million and $7.6 million for the three months ended September 30, 2011 and 2010, respectively, and $30.3 million and $30.0 million for the nine months ended September 30, 2011 and 2010, respectively.

Resort Sales and Marketing

The following table sets forth certain information for sales of both Bluegreen VOIs and VOI sales made on behalf of third-party for a fee for the periods indicated. The information is provided before giving effect to the deferral of Bluegreen VOI sales in accordance with timeshare accounting rules:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
Number of sales offices at period end	21	20	21	20

Number of Bluegreen VOI sales transactions	4,853	5,569	12,880	14,217
Number of sales made on behalf of third-parties for a fee	2,809	1,792	6,229	4,588
Total number of VOI sales transactions	7,662	7,361	19,109	18,805
Average sales price per transaction	$11,851	$12,240	$11,985	$12,039

Number of total prospects tours	48,773	47,750	126,405	121,329
Sale-to-tour conversion ratio — total prospects	15.7%	15.4%	15.1%	15.5%
Number of new prospects tours	29,125	28,463	73,891	70,200
Sale-to-tour conversion ratio — new prospects	11.1%	10.1%	10.8%	10.7%
Percentage of sales to owners	55.1%	57.6%	56.9%	58.3%

System-wide sales of VOIs. System-wide sales of VOIs during the three months ended September 30, 2011 were $91.0 million compared to $89.5 million for the same period in 2010. System-wide sales of VOIs were $228.6 million and $224.2 million during the nine months ended September 30, 2011 and 2010, respectively.

Gross Sales of VOIs. Gross sales of VOIs were $56.7 million and $72.2 million during the three months ended September 30, 2011 and 2010, respectively, and were $149.1 million and $158.9 million during the nine months ended September 30, 2011 and 2010, respectively.

Sales of VOIs. Sales of VOIs were $49.7 million and $48.5 million during the three months ended September 30, 2011 and 2010, respectively. Sales of VOIs were $131.4 million and $133.1 million during the nine months ended September 30, 2011 and 2010, respectively.

Cost of VOIs Sold. Cost of VOIs sold was $15.2 million and $9.9 million during the three months ended September 30, 2011 and 2010, respectively, and represented 31% and 20%, respectively, of sales of VOIs. During the nine months ended September 30, 2011 and 2010, cost of VOIs sold was $21.4 million and $21.1 million, respectively, and for each period represented 16% of sales of VOIs.

Real Estate

Fee-Based Sales Commission Revenue. During the three months ended September 30, 2011 and 2010, Bluegreen sold $34.0 million and $22.1 million, respectively, of third-party developer inventory and earned sales and marketing commissions of $23.5 million and $15.1 million, respectively. Based on an allocation of selling, marketing and field general and administrative expenses to these sales, approximately $6.2 million and $4.7 million in pre-tax profits were believed to be generated from these sales and marketing fee-based services during the three months ended September 30, 2011 and 2010, respectively.

During the nine months ended September 30, 2011 and 2010, Bluegreen sold $77.8 million and $56.0 million, respectively, of third-party developer inventory and earned sales and marketing commissions of $52.5 million and $37.5 million, respectively. Based on an allocation of selling, marketing and field general and administrative expenses to these sales, approximately $11.9 million and $8.1 million in pre-tax profits were believed to be generated by providing these sales and marketing fee-based services during the nine months ended September 30, 2011 and 2010, respectively.

Net Carrying Cost of VOI Inventory. During the three months ended September 30, 2011 and 2010, the carrying cost of Bluegreen’s inventory was $4.9 million and $4.7 million, respectively, and was partially offset by rental and sampler revenues, net of expenses, of $2.5 million and $2.4 million, respectively. During the nine months ended September 30, 2011 and 2010, the carrying cost of Bluegreen’s inventory was $17.1 million and $15.8 million, respectively, and was partially offset by rental and sampler revenues, net of expenses, of $7.2 million and $7.9 million, respectively.

Selling and Marketing Expenses. Selling and marketing expenses for Bluegreen Resorts were $40.7 million and $39.5 million during the three months ended September 30, 2011 and 2010, respectively. As a percentage of system-wide sales, net, selling and marketing expenses increased to 45% during the three months ended September 30, 2011 from 42% during the three months ended September 30, 2010. Selling and marketing expenses were $104.3 million and $102.0 million during the nine months ended September 30, 2011 and 2010, respectively. As a percentage of system-wide sales, net, selling and marketing expenses decreased to 46% during the nine months ended September 30, 2011 from 47% during the nine months ended September 30, 2010.

Field General and Administrative Expenses. Field general and administrative expenses, which represent expenses directly attributable to resort sales and marketing operations and exclude corporate overhead, were $5.1 million and $6.7 million during the three months ended September 30, 2011 and 2010, respectively, and were $13.8 million and $12.7 million during the nine months ended September 30, 2011 and 2010, respectively. As a percentage of system-wide sales, net, field general and administrative expenses decreased slightly to 6% during the three months ended September 30, 2011 from 7% during the same period in 2010. As a percentage of system-wide sales, net, field general and administrative expenses were approximately 6% during each of the nine month periods ended September 30, 2011 and 2010.

Real Estate

Other Fee-Based Services

The following table sets forth pre-tax profit generated by Bluegreen’s resort management and other services (in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
Revenues:
Fee-based management services	$14,357	12,772	41,294	38,337
Title Operations	2,271	3,025	6,132	7,111
Other	2,210	1,373	5,899	3,815

Total other fee-based service revenues	18,838	17,170	53,325	49,263

Costs:
Fee-based management services	$7,628	6,647	20,643	18,660
Title Operations	851	598	1,987	1,641
Other	2,071	2,961	5,656	7,719

Total cost of other fee-based service	10,550	10,206	28,286	28,020
Profit:
Fee-based management services	$6,729	6,125	20,651	19,677
Title Operations	1,420	2,427	4,145	5,470
Other	139	(1,588)	243	(3,904)

Total other fee-based service profit	8,288	6,964	25,039	21,243

Other Resort Fee-Based Services Revenue. Revenues generated by other resort fee-based services were $18.8 million and $17.2 million during the three months ended September 30, 2011 and 2010, respectively, and $53.3 million and $49.3 million during the nine months ended September 30, 2011 and 2010, respectively. As of September 30, 2011, Bluegreen managed 45 timeshare resort properties and hotels compared to 43 as of September 30, 2010.

Cost of Other Resort Fee-Based Services. Cost of other resort fee-based services was $10.6 million and $10.2 million during the three months ended September 30, 2011 and 2010, respectively. Cost of other fee-based services was $28.3 million and $28.0 million during the nine months ended September 30, 2011 and 2010, respectively.

Real Estate

Interest Income and Interest Expense

As of September 30, 2011 and 2010, Bluegreen’s net interest spread primarily included the interest earned on $635.9 million and $732.5 million, respectively, of gross VOI notes receivable, net of interest expense incurred on $497.0 million and $593.2 million, respectively, of related receivable-backed debt. The following table details the sources of interest income and related interest expense (in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
Interest income:
VOI notes receivable	$21,871	23,300	65,939	70,909
Other	161	182	500	466

Total interest income	22,032	23,482	66,439	71,375

Interest expense:
Receivable-backed notes payable	9,904	10,890	31,145	34,616
Other	3,727	4,867	12,022	11,522

Total interest expense	13,631	15,757	43,167	46,138

Net interest spread	$8,401	7,725	23,272	25,237

Interest Income. Interest income was $22.0 million and $23.5 million during the third quarters of 2011 and 2010, respectively. Interest income was $66.4 million and $71.4 million during the nine months ended September 30, 2011 and 2010, respectively.

The cost of Bluegreen’s mortgage servicing operations was $1.3 million and $1.2 million during the third quarters of 2011 and 2010, respectively. The cost of Bluegreen’s mortgage servicing operations was $3.7 million and $3.8 million during the nine months ended September 30, 2011 and 2010, respectively.

Servicing fee income earned for servicing the loan portfolio of two of Bluegreen’s third-party developers in connection with fee-based service arrangements was approximately $0.3 million and $0.1 million during the nine months ended September 30, 2011 and 2010, respectively. As of September 30, 2011, the total amount of notes receivable serviced by Bluegreen under these arrangements was $40.6 million.

Interest Expense. Interest expense on receivable-backed notes payable was $9.9 million and $10.9 million for the third quarters of 2011 and 2010, respectively. Interest expense on receivable-backed notes payable was $31.1 million and $34.6 million for the nine months ended September 30, 2011 and 2010, respectively. Other interest expense, which is primarily comprised of interest on lines of credit and notes payable and on Bluegreen’s subordinated debentures, was $3.7 million and $4.9 million during the three months ended September 30, 2011 and 2010, respectively, and $12.0 million and $11.5 million during the nine months ended September 30, 2011 and 2010, respectively.

Bluegreen’s total interest expense, which includes interest expense on receivable-backed notes payable and interest on lines of credit, notes payable and subordinated debentures, was $13.6 million and $15.8 million for the three months ended September 30, 2011 and 2010, respectively, and $43.2 million and $46.1 million for the nine months ended September 30, 2011 and 2010, respectively.

Corporate General and Administrative Expenses

Bluegreen’s corporate general and administrative expenses were $9.5 million and $7.6 million for the third quarters of 2011 and 2010, respectively, and $30.3 million and $30.0 million, respectively, for the nine months ended September 30, 2011 and 2010.

Real Estate

Non-controlling Interest in Income of Consolidated Subsidiary

Bluegreen includes the results of operations and financial position of Bluegreen/Big Cedar Vacations, LLC, Bluegreen’s 51%-owned subsidiary, in its consolidated financial statements. The non-controlling interests in income of consolidated subsidiary is the portion of Bluegreen’s consolidated pre-tax income that is attributable to Big Cedar, LLC, the unaffiliated 49% interest holder in Bluegreen/Big Cedar Vacations, LLC. Non-controlling interest in income of consolidated subsidiary was $2.8 million and $4.1 million for the three months ended September 30, 2011 and 2010, respectively. Non-controlling interest in income of consolidated subsidiary was $6.5 million and $7.0 million for the nine months ended September 30, 2011 and 2010, respectively.

Discontinued Operations

Below are the results of discontinued operations relating to BFC’s investment in Bluegreen for the three and nine months ended September 30, 2011 and 2010 (in thousands):

	For the Three Months Ended September 30,	For the Three Months Ended September 30,
	2011	2010
Revenue from discontinued operations	$2,559	3,288
Costs of discontinued operations	4,656	15,703
Loss on assets held for sale	1,747	—
Interest expense	733	1,078

Loss from discontinued operations before benefit for income taxes	(4,577)	(13,493)
Benefit for income taxes	1,842	4,850

Loss from discontinued operations	$(2,735)	(8,643)

	For the Nine Months Ended September 30,	For the Nine Months Ended September 30,
	2011	2010
Revenue from discontinued operations	$12,452	9,556
Costs of discontinued operations	14,724	31,427
Loss on assets held for sale	54,480	—
Interest expense	2,265	3,366

Loss from discontinued operations before benefit for income taxes	(59,017)	(25,237)
Benefit for income taxes	22,828	9,503

Loss from discontinued operations	$(36,189)	(15,734)

Revenues from discontinued operations, which primarily relate to sales of homesites, were $2.6 million and $3.3 million during the three months ended September 30, 2011 and 2010, respectively and $12.5 million and $9.6 million during the nine months ended September 30, 2011 and 2010, respectively.

Cost of discontinued operations was $4.7 million and $15.7 million for the three months ended September 30, 2011 and 2010, respectively, and $14.7 million and $31.4 million for the nine months ended September 30, 2011 and 2010, respectively. Cost of discontinued operations during the three and nine months ended September 30, 2010 included non-cash impairment charges of approximately $8.7 million and $11.7 million, respectively, to write down certain phases of Bluegreen Communities properties to their estimated fair value less costs to sell, incurred as a result of continued low sales volume, reduced prices and the impact of reduced sales on the forecasted sellout period of the communities projects. Loss from discontinued operations during the nine months ended September 30, 2011 includes a loss on assets held for sale of approximately $54.5 million, resulting from the $53.8 million non-cash charge recorded with respect to Bluegreen Communities’ assets based on a valuation of the assets held for sale.

Real Estate

Discontinued operations also includes interest expense on notes payable which are collateralized by certain Bluegreen Communities’ inventory and property and equipment as such debt is required to be paid in full upon the sale of the related assets. Interest expense was $0.7 million and $1.1 million during the three months ended September 30, 2011 and 2010, respectively. Interest expense was $2.3 million and $3.4 million during the nine months ended September 30, 2011 and 2010, respectively.

BFC’s Investment in Bluegreen — Results of Operations for the Year Ended December 31, 2010 and the Interim Period Ended December 31, 2009

The following table includes the financial results of Bluegreen Resorts, as reported in BFC’s consolidated financial statements, for the year ended December 31, 2010 and the Interim Period (from November 16, 2009 to December 31, 2009). BFC’s earnings attributable to Bluegreen prior to November 16, 2009 are reported in the BFC Activities segment.

	For the Year Ended December 31, 2010		Interim Period Ended December 31, 2009
	Amount	% of Sale	Amount	% of Sale
	(dollars in thousands)
System-wide sales of VOIs (1)	$290,280		29,538
Changes in sales deferred under timeshare accounting rules	818		(3,041)
Estimated uncollectible VOI notes	(24,441)

System-wide sales of VOIs, net (1)	266,657	100%	26,497	100%
Less: Sales of third-party VOIs	(78,805)	-30%	—	0%
Adjustment to allowance for loan losses	(21,228)	-8%	(8,875)	-33%

Sales of VOIs	166,624	62%	17,622	67%
Cost of VOIs sold (3)	19,862	11%	3,118	18%

Gross profit (3)	146,762	89%	14,504	82%
Fee-based sales commission revenue	52,966	20%	5,354	20%
Other fee-based services revenue	65,979	25%	5,239	20%
Cost of other fee-based services	37,898	14%	3,146	12%
Net carrying cost of VOI inventory	8,965	4%	392	1%
Selling and marketing expenses	139,770	52%	14,334	54%
Field general and administrative expenses (2)	18,192	6%	1,441	5%

Segment operating profit	$60,882	23%	5,784	22%

(1)	Includes sales of VOIs made on behalf of third parties, which are effected through the same process as the sale of Bluegreen’s vacation ownership inventory, and involve similar selling and marketing costs.
(2)	General and administrative expenses attributable to Bluegreen’s corporate overhead have been excluded from the tables. Bluegreen’s corporate general and administrative expenses (excluding mortgage operations) totaled $42.5 million and $4.0 million for year ended December 31, 2010 and the Bluegreen Interim Period, respectively. See “Corporate General and Administrative Expenses” below for further information.
(3)	Percentages for cost of VOIs sold and gross profit are calculated as a percentage of sales of VOIs.

Real Estate

Resort Sales and Marketing

System-wide sales of VOIs. The following table sets forth certain information for sales of both Bluegreen VOIs and VOI sales made on behalf of outside developers for a fee for the periods indicated. The information is provided before giving effect to the percentage-of-completion method of accounting and the deferral of sales in accordance with timeshare accounting rules:

	For the Year Ended December 31, 2010	For the Interim Period Ended December 31, 2009
Number of sales offices at period-end	20	21
Number of Bluegreen VOI sales transactions	18,504	1,625
Number of sales made on behalf of outside developers for a fee	6,526	694
Total number of VOI sales transactions	24,930	2,319
Average sales price per transaction	$12,006	11,703
Number of total prospectus tours	160,281	16,140
Sale-to-tour conversion ratio — total prospects	15.6%	14.4%
Number of new prospects tours	92,847	5,974
Sale-to-tour conversion ratio — new prospects	10.6%	10.9%

Sales of Real Estate. Sales of Bluegreen Resorts real estate were $166.6 million in 2010. Sales of Bluegreen-owned VOIs are impacted by the timing of when a sale meets the criteria for revenue recognition. Sales of Bluegreen-owned VOIs that do not meet the revenue recognition criteria as of the end of a period are deferred to a future period until such time as the revenue recognition criteria are met. During 2010, due to timing of revenue recognition, Bluegreen realized a net recognition of approximately $0.8 million of sales.

VOI revenue is reduced by Bluegreen’s estimate of future uncollectible VOI notes receivable. For the year ended December 31, 2010, Bluegreen reduced revenue by $24.4 million for the estimated future uncollectibles on loans originated during the year.

Additionally, during 2010, Bluegreen recorded charges of $21.2 million to increase its allowance for uncollectible notes receivable in connection with the lower FICO® score loans generated prior to December 15, 2008, the date on which Bluegreen implemented FICO® score-based credit standards.

Sales of Bluegreen Resorts real estate (prior to changes in sales deferred under timeshare accounting rules, the impact of estimated uncollectible VOI notes receivable and the adjustment to allowance for loan losses described above) were $211.5 million in 2010.

Cost of Real Estate Sales. Bluegreen Resorts’ cost of sales was $19.9 million in 2010. Cost of sales during 2010 was impacted by the decrease in the overall carrying cost of Bluegreen’s VOI inventory due to the adoption of ASU 2009-16 and ASU 2009-17, effective January 1, 2010.

During the year ended December 31, 2010, Bluegreen Resorts’ gross profit percentage was 89%.

Fee-Based Sales Commission Revenue. During the year ended December 31 2010, Bluegreen sold $78.8 million of third-party developer inventory and earned sales and marketing commissions of $53.0 million. Based on an allocation of selling, marketing and segment general and administrative expenses to these sales, Bluegreen believes it generated approximately $10.8 million in pre-tax profits by providing these sales and marketing fee-based services during the year ended December 2010.

Net Carrying Cost of VOI Inventory. During 2010, the carrying cost of Bluegreen’s developer inventory totaled approximately $19.0 million, and was offset by rental and sampler revenues, net of expenses of $10.0 million.

Real Estate

Selling and Marketing Expenses. Selling and marketing expenses for Bluegreen Resorts were $139.8 million during 2010. As a percentage of system-wide sales, net, selling and marketing expenses was 52% during 2010. Overall sale-to-tour ratios decreased slightly during 2010 and sales to owners, which carry a relatively lower marketing cost, accounted for 58% of system-wide sales during 2010.

General and Administrative Expenses. General and administrative expenses for Bluegreen Resorts were $18.2 million during 2010. As a percentage of system-wide sales, net, general and administrative expenses was 6% during 2010.

Other Resort Fee-Based Services

The following tables sets forth the pre-tax profit generated by Bluegreen’s other resort fee-based services (in thousands):

	For the Year Ended December 31, 2010	For the Interim Period Ended December 31, 2009
Revenues:
Fee-based management services	$50,783	4,376
Title operations	9,486	863
Other	5,710	—

Total revenues	$65,979	5,239
Costs:
Fee-based management services	$26,027	2,820
Title operations	2,304	326
Other	9,567	—

Total costs	$37,898	3,146
		—
Profit:
Fee-based management services	$24,756	1,556
Title operations	7,182	537
Other	(3,857)	—

Total profit	$28,081	2,093

Other Resort Fee-Based Services Revenue. Revenues generated by other resort fee-based services were $66.0 million during 2010. As of December 31, 2010, Bluegreen managed 41 timeshare resort properties and hotels.

Cost of Other Resort Fee-Based Services. Cost of other resort fee-based services was $46.9 million in 2010. During 2010, the carrying cost of Bluegreen’s developer inventory totaled approximately $20.5 million and was offset by rental and sampler revenues, net of expenses, of $11.9 million.

Finance Operations

As of December 31, 2010, Bluegreen’s finance operations included the excess interest spread earned on $668.4 million of notes receivable. This amount reflects the consolidation on January 1, 2010 of notes receivable held by special purpose finance entities that were previously not consolidated by Bluegreen in accordance with then-prevailing GAAP.

Real Estate

Profit from Notes Receivable Portfolio and Mortgage Servicing Operations. The following table details the sources of income and related expenses associated with Bluegreen’s notes receivable portfolio (in thousands):

	For the Year Ended December 31, 2010	For the Interim Period Ended December 31, 2009
Interest income:
Notes receivable	$93,425	10,169
Retained interest on notes receivable sold	—	2,027
Other	189	(14)

Total interest income	93,614	12,182

Servicing fee income:
Fee-based services	191	—

Total income	93,805	12,182

Interest expense:
Receivable-backed notes payable	42,289	5,328
Cost of mortgage servicing operations	2,349	—

Total expense	44,638	5,328

	$49,167	6,854

Servicing Fee Income. During 2010, servicing fee income represented mortgage servicing fees earned for servicing the loan portfolio of a third-party developer in connection with one of Bluegreen’s fee-based services arrangements. As of December 31, 2010, the total amount of notes receivable serviced by Bluegreen under this arrangement was $23.8 million.

Interest Expense. Interest expense on receivable-backed notes payable in 2010 reflects a higher average debt balance of additional non-recourse receivable-backed debt recorded on Bluegreen’s balance sheet as a result of the consolidation of seven special purpose finance entities as of January 1, 2010. As of December 31, 2010, the outstanding balance of the non-recourse receivable-backed debt previously reported “off-balance sheet” was $328.6 million.

Bluegreen’s other interest expense, which is mainly comprised of interest on lines of credit and notes payable and subordinated debentures, was $17.2 million during 2010.

Corporate General and Administrative Expenses

Bluegreen’s corporate general and administrative expenses, excluding mortgage servicing operations, were $42.5 million for 2010.

Non-controlling Interests in Income of Consolidated Subsidiary

As described above, Bluegreen includes the results of operations and financial position of Bluegreen/Big Cedar Vacations, LLC, its 51%-owned subsidiary, in its consolidated financial statements. The non-controlling interests in income of consolidated subsidiary is the portion of Bluegreen’s consolidated pre-tax income that is attributable to Big Cedar, LLC, the unaffiliated 49% interest holder in Bluegreen/Big Cedar Vacations, LLC. Non-controlling interests in income of consolidated subsidiary was $8.8 million for 2010.

Real Estate

Discontinued Operations

Below are the results of discontinued operations for the year ended December 31, 2010 and the Interim Period ended December 31, 2009, which have been adjusted for each period from the information included in BFC’s Annual Report on Form 10-K for the year ended December 31, 2010 to reflect the classification of Bluegreen Communities as a discontinued operation, as previously described.

	For the Year Ended December 31, 2010	For the Interim Period Ended December 31, 2009
	(In thousands)
Revenues	$13,699	3,732

Cost and Expenses:
Other costs and expenses	40,589	7,006
Interest expense	4,250	725

	44,839	7,731

(Loss) income from discontinued operations before taxes	(31,140)	(3,999)
Benefit for income taxes	9,110	1,400

(Loss) income from discontinued operations	$(22,030)	(2,599)

Bluegreen Communities — Year ended December 31, 2010 compared to the Interim Period

The table below sets forth the number of homesites sold by Bluegreen Communities and the average sales price per homesite for the periods indicated, before giving effect to the percentage-of-completion method of accounting, and excluding sales of bulk parcels:

	Year Ended December 31, 2010	Interim Period Ended December 31, 2009
Number of homesites sold	239	50
Average sales price per homesite	$61,071	$66,004

As a result of Bluegreen’s continued depressed sales volume, reduced prices and the impact of sales levels on the forecasted sell-out period of its projects, during the year ended December 31, 2010, Bluegreen recorded non-cash charges to cost of real estate sales of approximately $14.9 million, net of purchase accounting adjustments, to write-down the carrying amount of certain phases of its Bluegreen Communities’ properties to their estimated fair value, less costs to sell, if applicable. As of December 31, 2010, Bluegreen evaluated the carrying value of Bluegreen Communities’ inventory (carrying value was $78.2 million, net of purchase accounting adjustments, as of December 31, 2010) based upon the probability-weighted average cash flows at various outcomes, including to develop and sell such inventory as retail homesites or to execute on various strategic alternatives which Bluegreen considered pursuing at that time.

Other operations of Bluegreen Communities’ business historically included the operation of several daily fee golf courses, as well as realty resale operations at several of its residential land communities. On December 30, 2009, four of Bluegreen Communities’ golf courses located in North Carolina and Virginia were sold. Bluegreen continues to own and operate two golf courses.

As a percentage of sales, Bluegreen Communities’ selling and marketing expenses were 39% during 2010.

Financial Services

(BankAtlantic Bancorp’s MD&A)

Financial Services

The Financial Services activities of BFC are comprised of the operations of BankAtlantic Bancorp and its subsidiaries. BankAtlantic Bancorp presents its results in two reportable segments, and its results of operations are consolidated in BFC’s financial statements. The only assets available to BFC Financial Corporation from BankAtlantic Bancorp are dividends when and if paid by BankAtlantic Bancorp. BankAtlantic Bancorp is a separate public company, and its management prepared the following discussion regarding BankAtlantic Bancorp, portions of which have been excerpted from BankAtlantic Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2010 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, in each case as previously filed with the SEC. Accordingly, references to “the Company,” “the Parent Company,” “we”, “us” or “our” in this “Financial Services” section are references to BankAtlantic Bancorp and its subsidiaries, and are not references to BFC Financial Corporation or Bluegreen.

BankAtlantic Bancorp’s Consolidated Results of Operations for the Three and Nine Months Ended September 30, 2011

Loss from continuing operations from each of BankAtlantic Bancorp’s reportable segments was as follows (in thousands):

	For the Three Months Ended September 30,
	2011	2010	Change
BankAtlantic	$(8,073)	(17,669)	9,596
Parent Company	(3,721)	(7,515)	3,794

Loss from continuing operations	$(11,794)	(25,184)	13,390

For the Three Months Ended September 30, 2011 Compared to the Same 2010 Period

BankAtlantic’s improved performance during the 2011 third quarter compared to the same 2010 quarter primarily was the result of a decrease in the provision for loan losses and lower operating expenses partially offset by a decline in net interest income and non-interest income.

The decrease in the provision for loan losses primarily reflects a slowing in the amount of loans migrating to a delinquency or non-accrual status compared to prior periods. The decrease in the provision for loan losses resulted in a reduction in the allowance for loan losses. Loans delinquent 31 to 89 days declined from $47.2 million as of September 30, 2010 to $30.5 million at September 30, 2011.

The decrease in non-interest expenses reflects lower compensation and occupancy expenses associated with the consolidation of back-office facilities, workforce reductions, normal attrition and elimination of expenses associated with BankAtlantic’s Tampa operations as a result of the completion of the Tampa branch sale on June 3, 2011. Additionally, BankAtlantic recognized $2.0 million of real estate owned sale gains during the 2011 quarter compared to $0.4 million of gains during the same 2010 quarter. The $2.0 million of real estate owned sale gains in the 2011 quarter included the sale of a commercial property for a $1.6 million gain. Also, asset impairments were lower during the 2011 quarter compared to the same 2010 period. BankAtlantic recognized during the 2010 quarter $4.5 million of impairments on assets transferred to held-for-sale in connection with the decision to pursue the sale of the Tampa branches, $2.0 million of employee severance associated with a July 2010 workforce reduction, $0.4 million of impairments on REO and a $1.1 million increase in lease termination liability compared to $3.0 million in REO impairments during the 2011 quarter. The improvement in non-interest expenses for the 2011 quarter compared to the same 2010 period was partially offset by an increase in

Financial Services

(BankAtlantic Bancorp’s MD&A)

professional fees associated with legal fees related to tax certificate litigation which was settled during September 2011 for $2.7 million.

The lower net interest income resulted primarily from a significant reduction in earning assets and an increasing proportion of investments in cash at the Federal Reserve Bank. BankAtlantic reduced its asset balances in order to improve liquidity and regulatory capital ratios.

The decrease in non-interest income primarily resulted from lower service charges and from foreign currency exchange losses, partially offset by gains on the sales of mortgage-backed securities.

The lower service charges on deposit accounts primarily reflect lower overdraft fees during the period. The decrease in overdraft fee income reflects the decline in the total number of accounts which incurred overdraft fees. We believe that the decline in the number of accounts incurring overdraft fees reflects efforts to attract customers who maintain deposit accounts with higher balances, regulatory and other changes in our overdraft policies, and changes in customer behavior. BankAtlantic revised its overdraft policies during the first quarter of 2011 to, among other things, institute a daily limit on the number of overdraft fees a customer will be charged, eliminate an overdraft fee for transactions that result in a small overdrawn balance at the end of the business day, and lower the amount of overdraft protection provided to a customer. Furthermore, during the third quarter of 2011, BankAtlantic revised its overdraft policy whereby electronic transactions are now processed in chronological order and checks are processed in serial number order instead of in the order of largest to smallest. We anticipate that this trend will continue and that our overdraft fee income will be lower in future periods. Also, services charges from ATM interchange and surcharge income declined for the 2011 quarter compared to the same 2010 periods due to lower volume of transactions primarily associated with the Tampa branch sale.

During the 2011 BankAtlantic recognized $0.8 million of foreign exchange losses associated with foreign currency in ATM machines on-board cruise ships compared to $0.8 million of gains during the same 2010 quarter.

The above non-interest income declines were partially offset by $7.0 million of gains from the sale of $82.8 million of mortgage-backed securities. The securities were sold as part of our overall balance sheet management aimed at improving liquidity and BankAtlantic’s regulatory capital ratios.

The decrease in the Parent Company’s loss for the 2011 quarter compared to the same 2010 quarter resulted primarily from a $1.3 million reduction in the provision for loan losses, lower compensation expenses and lower professional fees partially offset by impairments of real estate owned. The reduction in compensation expense related to the elimination of bonuses and the reduction in salaries during 2011. The lower provision resulted from lower charge-offs during the 2011 quarter compared to the same 2010 quarter. The decline in professional fees reflects a $0.9 million litigation recovery in connection with a loan participation dispute and elevated legal fees during 2010 associated with responding to a Securities and Exchange Commission notice of investigation.

For the Nine Months Ended September 30, 2011 Compared to the Same 2010 Period

	For the Nine Months Ended September 30,
(in thousands)	2011	2010	Change
BankAtlantic	$6,524	(74,668)	81,192
Parent Company	(17,804)	(22,287)	4,483

Loss from continuing operations	$(11,280)	(96,955)	85,675

BankAtlantic’s improved performance during the nine months ended September 30, 2011 compared to the same 2010 period resulted primarily from the sale of 19 Tampa branches and related facilities to PNC Bank for a

Financial Services

(BankAtlantic Bancorp’s MD&A)

net gain of $38.6 million, a $42.9 million decline in the provision for loan losses and a $29.0 million decline in operating expenses. The above improvements in BankAtlantic’s results of operations were partially offset by declines in net interest income and service charges on deposit accounts. The changes in the above items were primarily the result of the items discussed above for the three months ended September 30, 2011.

The decrease in the Parent Company’s loss for the nine months ended September 30, 2011 compared to the same 2010 period resulted primarily from the items discussed above for the three months ended September 30, 2011 compared to the same 2010 period partially offset by a $1.5 million impairment of an equity security and $2.7 million increase in impairment of real estate owned associated with updated property valuations.

BankAtlantic’s Results of Operations

Key Events Impacting BankAtlantic’s Operations Since 2002

In April 2002, BankAtlantic launched its “Florida’s Most Convenient Bank” initiative which resulted in significant demand deposit, NOW checking and savings account growth (we refer to these accounts as “core deposit” accounts) and subsequently this initiative contributed to a significant increase in core deposit balances from $600 million at December 31, 2001 to approximately $2.8 billion at December 31, 2010. Core deposits represented 73% of BankAtlantic’s total deposits at December 31, 2010, compared to 26% of total deposits at December 31, 2001.

In 2004, BankAtlantic announced its de novo store expansion strategy and opened 32 stores as of December 31, 2008 in connection with this strategy. BankAtlantic’s non-interest expenses substantially increased as a result of the hiring of additional personnel, increased marketing to support new stores, increased leasing and operating costs for the new stores and expenditures for back-office technologies to support a larger institution.

During the fourth quarter of 2005, the growth in core deposits slowed reflecting rising short-term interest rates and increased competition among financial institutions. In response to these market conditions, BankAtlantic significantly increased its marketing expenditures and continued its new store expansion program in an effort to sustain core deposit growth. The number of new core deposit accounts opened increased from 226,000 during 2005 to 270,000 during 2006, while core deposit balances grew to $2.2 billion at December 31, 2006 from $2.1 billion at December 31, 2005. In response to adverse economic conditions and the slowed deposit growth, BankAtlantic significantly reduced its marketing expenditures beginning during the fourth quarter of 2006 as part of an overall effort to reduce its non-interest expenses.

During the fourth quarter of 2007, BankAtlantic decided to delay its retail network expansion, consolidate certain back-office facilities and implement other initiatives to reduce non-interest expenses.

During the latter half of 2007, the real estate markets deteriorated rapidly throughout the United States, and particularly in Florida where BankAtlantic’s commercial and consumer real estate loans are concentrated. In response to these market conditions, BankAtlantic significantly increased its allowance for loan losses for commercial loans collateralized by real estate and to a lesser extent home equity consumer loans.

As economic conditions deteriorated in late 2007 and during 2008, real estate property values continued to decline. The adverse economic and real estate market conditions severely impacted the credit quality of BankAtlantic’s loan portfolio. In March 2008, the Parent Company purchased $101.5 million of non-performing loans from BankAtlantic and during the year contributed $65 million of capital to BankAtlantic. During the fourth quarter of 2008, financial and credit markets experienced further rapid deterioration, investor confidence in financial institutions was significantly and adversely affected, and the market capitalization of the Company’s

Financial Services

(BankAtlantic Bancorp’s MD&A)

Class A Common Stock declined significantly. As BankAtlantic’s non-performing loans increased, additional loan loss reserves were established, impairments of long-lived assets were recognized and earnings were adversely affected. As a consequence of the substantial losses during 2007 and 2008, the deterioration in the price of the Company’s Class A Common Stock and the unprecedented economic and market uncertainty, BankAtlantic recognized a $48.3 million non-cash goodwill impairment charge and established a $66.9 million non-cash deferred tax valuation allowance.

During 2009, in response to the continued deteriorating economic conditions, including continued falling real estate collateral values and rising unemployment, and the significant adverse impact on the credit quality of our assets and our results of operations, BankAtlantic reduced its assets, repaid its wholesale borrowings and increased core deposits with a view toward strengthening its liquidity and regulatory capital ratios. However, the credit quality of its loans continued to deteriorate in 2009, and BankAtlantic’s losses continued. As a result, the Company contributed an additional $105 million of capital to BankAtlantic. Additionally, as a consequence of the adverse economic environment, an additional $22.5 million of restructuring charges and asset impairments were recognized during 2009.

During 2010, BankAtlantic continued to reduce its expenses and assets in order to improve its liquidity and capital ratios. The Company contributed $28 million of capital to BankAtlantic. As a consequence of these actions, BankAtlantic was successful in enhancing its liquidity and maintaining its required regulatory capital levels throughout 2010 despite incurring losses during 2010. During the third quarter of 2010, BankAtlantic began seeking a buyer for its Tampa branches in order to focus on its core markets in southeast Florida. In January 2011, BankAtlantic entered into an agreement to sell its Tampa branches to PNC Financial Services Group Inc. The Tampa branch sale was completed on June 3, 2011.

BankAtlantic Bancorp Parent Company and BankAtlantic were historically regulated and subject to regular examination by the OTS. Since July 21, 2011, the regulatory oversight of BankAtlantic Bancorp Parent Company is under the Federal Reserve (sometimes hereinafter referred to as the “FRB”), and the regulatory oversight of BankAtlantic is under the Office of the Comptroller of the Currency (the “OCC”) as a result of the passage of the Dodd-Frank Act.

On February 23, 2011, BankAtlantic Bancorp Parent Company and BankAtlantic each entered into a Stipulation and Consent to Issuance of Order to Cease and Desist with the OTS. The Order to Cease and Desist to which the Parent Company is subject is referred to as the “Company Order,” the Order to Cease and Desist to which BankAtlantic is subject is referred to as the “Bank Order” and the Company Order and Bank Order are referred to collectively as the “Orders.” The OTS issued the Orders due to the Company’s losses over the past three years, high levels of classified assets and inadequate levels of capital based on BankAtlantic’s risk profile as determined by the OTS following its examination. BankAtlantic Bancorp Parent Company submitted written plans to the OTS that address, among other things, BankAtlantic’s capital and set forth BankAtlantic Bancorp Parent Company’s business plan for the year ending December 31, 2011. In addition, under the terms of the Company Order, BankAtlantic Bancorp Parent Company is prohibited from taking certain actions without receiving the prior written non-objection of the FRB, including, without limitation, declaring or paying any dividends or other capital distributions and incurring certain indebtedness. BankAtlantic Bancorp Parent Company is also required to ensure BankAtlantic’s compliance with the terms of the Bank Order as well as all applicable laws, rules, regulations and agency guidance.

Pursuant to the terms of the Bank Order, BankAtlantic is required to maintain a tier 1 (core) capital ratio equal to or greater than 8% and a total risk-based capital ratio equal to or greater than 14%. At September 30, 2011, BankAtlantic had a tier 1 (core) capital ratio of 8.29% and a total risk-based capital ratio of 14.96%. Under the terms of the Bank Order, BankAtlantic has revised certain of its plans, programs and policies and submitted

Financial Services

(BankAtlantic Bancorp’s MD&A)

to the OTS certain written plans, including a capital plan, a business plan and a plan to reduce BankAtlantic’s delinquent loans and non-performing assets. If BankAtlantic fails to comply with the capital plan and/or fails to maintain the increased capital ratio requirements, or upon any written request from the OCC, BankAtlantic is required to submit a contingency plan, which must detail actions which BankAtlantic would, in its case, take to either merge with or be acquired by another banking institution. BankAtlantic will not be required to implement such contingency plan until such time as it receives written notification from the OCC to do so. In addition, the Bank Order requires BankAtlantic to limit its asset growth and restricts BankAtlantic from originating or purchasing new commercial real estate loans or entering into certain material agreements, in each case without receiving the prior written non-objection of the OCC. Separately, the OTS confirmed that it has no objection to BankAtlantic originating loans to facilitate the sale of certain assets or the renewal, extension or modification of existing commercial real estate loans, subject in each case to compliance with applicable regulations and bank policies. The Bank Order prohibits the payment of dividends and other distributions without the prior written non-objection of the OCC. The Orders also include certain restrictions on compensation paid to the senior executive officers of BankAtlantic Bancorp Parent Company and BankAtlantic, and restrictions on agreements with affiliates.

BankAtlantic Bancorp Parent Company and BankAtlantic will seek to maintain the higher capital requirements of the Bank Order through efforts that may include the issuance of BankAtlantic Bancorp’s Class A Common Stock through a public or private offering or through initiatives to maintain or improve its regulatory capital position, including operating strategies to increase revenues and to reduce non-interest expenses, asset balances and non-performing loans. There can be no assurance that BankAtlantic Bancorp Parent Company or BankAtlantic will be able to execute these or other strategies in order to maintain BankAtlantic’s new minimum regulatory capital levels.

Each Order became effective on February 23, 2011 and will remain in effect until terminated, modified or suspended by the OCC, as it relates to the Bank Order, or the FRB, as it relates to the Company Order. No fines or penalties were imposed in connection with either Order. While the Orders formalize steps that the Company believes are already underway, if there is any material failure by BankAtlantic Bancorp Parent Company or BankAtlantic to comply with the terms of the Orders, or if unanticipated market factors emerge, and/or if the Company is unable to successfully execute its plans, or comply with other regulatory requirements, then the regulators could take further action, which could include the imposition of fines and/or additional enforcement actions. Enforcement actions broadly available to regulators include the issuance of a capital directive, removal of officers and/or directors, institution of proceedings for receivership or conservatorship, and termination of deposit insurance. Any such action would have a material adverse effect on the Company’s business, results of operations and financial position.

As described in further detail below under “Liquidity and Capital Resources,” on November 1, 2011, BankAtlantic Bancorp entered into a definitive agreement to sell BankAtlantic to BB&T. The consummation of the sale of BankAtlantic to BB&T is expected to result in the termination of the requirements and restrictions of both the Company Order and the Bank Order. Consummation of the transaction is subject to the receipt of all required regulatory approvals and the satisfaction or waiver of certain other closing conditions, including the favorable resolution of pending litigation seeking to enjoin the transaction. See the section of this joint proxy statement/prospectus entitled “Information About BFC — Legal Proceedings — BankAtlantic Bancorp and its Subsidiaries” for information regarding this litigation.

Financial Services

(BankAtlantic Bancorp’s MD&A)

Net interest income

	Average Balance Sheet - Yield / Rate Analysis For the Three Months Ended
	September 30, 2011			September 30, 2010
	Average Balance	Revenue/ Expense	Yield/ Rate	Average Balance	Revenue/ Expense	Yield/ Rate
(dollars in thousands)
Total loans	$2,791,139	30,267	4.34	$3,485,826	38,299	4.39
Investments	727,578	3,268	1.80	748,289	6,032	3.22

Interest earning assets	3,518,717	33,535	3.81%	4,234,115	44,331	4.19%

Goodwill and core deposit intangibles	13,815			15,028
Other non-interest earning assets	245,795			255,074

Total Assets	$3,778,327			$4,504,217

Deposits:
Savings	$445,273	212	0.19%	$444,981	250	0.22%
NOW	1,206,452	1,096	0.36	1,484,558	1,441	0.39
Money market	420,628	611	0.58	404,406	551	0.54
Certificates of deposit	432,345	1,255	1.15	689,664	2,635	1.52

Total interest bearing deposits	2,504,698	3,174	0.50	3,023,609	4,877	0.64

Short-term borrowed funds	1,036	—	—	36,885	12	0.13
Advances from FHLB	—	—	—	106,685	106	0.39
Long-term debt	22,000	228	4.11	22,000	235	4.24

Total interest bearing liabilities	2,527,734	3,402	0.53	3,189,179	5,230	0.65

Demand deposits	884,386			907,272
Non-interest bearing other liabilities	44,323			56,525

Total liabilities	3,456,443			4,152,976
Stockholder’s equity	321,884			351,241

Total liabilities and stockholder’s equity	$3,778,327			$4,504,217

Net interest income/ Net interest spread		$30,133	3.28%		39,101	3.54%

Margin
Interest income/interest earning assets			3.81%			4.19%
Interest expense/interest earning assets			0.38			0.49

Net interest margin			3.43%			3.70%

For the Three Months Ended September 30, 2011 Compared to the Same 2010 Period

The decrease in net interest income resulted primarily from a reduction in earning assets, an increase in cash balances invested in lower yielding short-term investments and a reduction in the net interest margin.

Financial Services

(BankAtlantic Bancorp’s MD&A)

The average balance of earning assets declined by $715.4 million for the three months ended September 30, 2011 compared to the same 2010 period. The decline in average earning assets reflects a significant reduction in the origination and purchase of loans, lower agency securities balances as a result of repayments and securities sales, and reduced purchases of tax certificates. BankAtlantic also experienced significant residential loan repayments due to a substantial number of loan refinancings associated with low residential mortgage interest rates during 2010 and for the nine months ended September 30, 2011 as well as normal loan amortization payments. Residential loan average balances declined from $1.36 billion for the three months ended September 30, 2010 to $1.04 billion during the same 2011 quarter. Also, BankAtlantic ceased originating commercial real estate loans contributing to average commercial real estate balances declining from $1.04 billion for the three months ended September 30, 2010 to $751 million for the same 2011 period. BankAtlantic also slowed the origination of consumer loans and average balances of these loans declined from $654 million during the 2010 third quarter to $588 million during the 2011 third quarter.

The decrease in average investment balances primarily reflects a decline in mortgage-backed securities and REMICs as well as lower balances in agency bonds, municipal bonds and taxable securities. The lower REMIC and mortgage-backed securities balance reflects the sale of $82.8 million of securities during the three months ended September 30, 2011 and repayments. The lower balances in other securities resulted from repayments at maturity. The above declines in investment securities were partially offset by higher interest bearing cash balances at the Federal Reserve Bank. The average balances at the Federal Reserve Bank were $393.3 million for the 2011 third quarter compared to $190.8 million for the 2010 third quarter.

The net interest margin declined due to a change in our interest earning asset mix from higher yielding loans and mortgage-backed securities to lower yielding cash balances at the Federal Reserve Bank. The decline in interest earning asset yields was partially offset by a decline in interest bearing liability interest rates.

The decline in interest bearing liability interest rates primarily resulted from a decline in the average interest rates on deposits. The lower average rates on deposits reflect the low interest rate environment and a significant reduction in certificate of deposit balances. During 2011, BankAtlantic reduced its brokered deposits, prepaid $110 million of institution certificates of deposit and reduced public fund balances. Certificates of deposit accounts generally bear higher rates of interest than other deposit accounts.

Financial Services

(BankAtlantic Bancorp’s MD&A)

	Average Balance Sheet - Yield / Rate Analysis
	For the Nine Months Ended
	September 30, 2011			September 30, 2010
	Average Balance	Revenue/ Expense	Yield/ Rate	Average Balance	Revenue/ Expense	Yield/ Rate
(dollars in thousands)
Total loans	$2,945,466	98,312	4.45	$3,608,848	119,717	4.42
Investments	962,537	11,865	1.64	667,397	15,600	3.12

Total interest earning assets	3,908,003	110,177	3.76%	4,276,245	135,317	4.22%

Goodwill and core deposit intangibles	14,115			15,342
Other non-interest earning assets	262,316			290,558

Total Assets	$4,184,434			$4,582,145

Deposits:
Savings	$464,106	743	0.21%	$438,707	855	0.26%
NOW	1,378,280	3,903	0.38	1,492,442	5,444	0.49
Money market	406,261	1,579	0.52	384,024	1,810	0.63
Certificates of deposit	564,735	5,291	1.25	796,375	9,846	1.65

Total interest bearing deposits	2,813,382	11,516	0.55	3,111,548	17,955	0.77

Short-term borrowed funds	15,363	15	0.13	36,633	35	0.13
Advances from FHLB	58,700	153	0.35	93,410	1,065	1.52
Long-term debt	22,000	679	4.13	22,167	694	4.19

Total interest bearing liabilities	2,909,445	12,363	0.57	3,263,758	19,749	0.81

Demand deposits	927,038			896,080
Non-interest bearing other liabilities	48,606			55,266

Total liabilities	3,885,089			4,215,104
Stockholder’s equity	299,345			367,041

Total liabilities and stockholder’s equity	$4,184,434			$4,582,145

Net interest income/Net interest spread		$97,814	3.19%		115,568	3.41%

Margin
Interest income/interest earning assets			3.76%			4.22%
Interest expense/interest earning assets			0.42			0.62

Net interest margin			3.34%			3.60%

For the Nine Months Ended September 30, 2011 Compared to the Same 2010 Period

The decrease in net interest income was primarily the result of the items discussed above for the three months ended September 30, 2011 compared to the same 2010 period. The lower net interest income reflects a significant decline in average earning assets and a change in the earning asset mix from higher yielding loans to lower yielding securities and cash balances at the Federal Reserve Bank, partially offset by a decline in interest rates on interest-bearing liabilities. The decline in interest rates on interest-bearing liabilities reflects lower deposit interest rates for the 2011 nine month period compared to the 2010 nine month period as well as lower FHLB advance borrowing interest rates. The lower FHLB advance interest rates resulted from BankAtlantic replacing its intermediate term FHLB advances with short-term advances which typically have lower interest rates. BankAtlantic had no FHLB advance borrowings at September 30, 2011.

Financial Services

(BankAtlantic Bancorp’s MD&A)

Asset Quality

The activity in BankAtlantic’s allowance for loan losses was as follows (in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
Balance, beginning of period	$137,643	180,635	161,309	173,588

Charge-offs:
Residential	(3,489)	(4,619)	(17,267)	(14,033)
Commercial real estate	(5,787)	(5,969)	(30,610)	(41,447)
Commercial non-mortgage	(7,563)	—	(8,151)	—
Consumer	(6,555)	(9,881)	(20,748)	(32,474)
Small business	(2,321)	(2,402)	(6,942)	(5,464)

Total Charge-offs	(25,715)	(22,871)	(83,718)	(93,418)
Recoveries of loans previously charged-off	1,505	984	5,121	2,910

Net charge-offs	(24,210)	(21,887)	(78,597)	(90,508)
Transfer to held for sale	(635)	—	(7,941)	—
Provision for loan losses	17,754	23,012	55,781	98,680

Balance, end of period	$130,552	181,760	130,552	181,760

Residential loan charge-offs decreased during the three months ended September 30, 2011 compared to the same 2010 period. We believe that the lower charge-offs reflect declining interest-only loan balances as we have historically experienced a higher percentage of charge-offs associated with interest-only residential loans as compared to amortizing residential loans. The higher residential charge-offs during the nine months ended September 30, 2011 compared to the same 2010 period reflect a decline in property values. We believe the property value declines resulted primarily from a lack of available residential loan financing, appraisals not supporting negotiated sales prices and higher residential property inventory resulting from foreclosures nationally.

Commercial real estate loan charge-offs declined during the three and nine months ended September 30, 2011 primarily due to lower charge-offs in BankAtlantic’s commercial residential loan portfolio. During the three months ended September 30, 2011, BankAtlantic recognized $3.4 million of charge-offs related to commercial residential loans, $1.6 million related to commercial other loans, $0.6 million related to commercial owner occupied loans and $0.2 million related to commercial land loans. During the nine months ended September 30, 2011, BankAtlantic recognized $14.3 million of charge-offs related to commercial other loans, $8.5 million related to commercial residential loans, $0.8 million related to commercial owner occupied loans and $7.0 million related to commercial land loans. During the three months ended September 30, 2010, BankAtlantic recognized $4.5 million of charge-offs related to commercial residential loans, $1.3 million related to commercial other loans and $0.1 million related to commercial land loans. During the nine months ended September 30, 2010, BankAtlantic recognized $35.3 million of charge-offs related to commercial residential loans, $5.8 million related to commercial other loans and $0.2 million related to commercial land loans. Historically, the majority of BankAtlantic’s charge-offs were related to commercial residential loans and the balances in the commercial residential portfolio have declined from $266.2 million at December 31, 2009 to $156.8 million at September 30, 2010 to $114.2 million at September 30, 2011.

Included in the commercial non-mortgage charge-offs for the three and nine months ended September 30, 2011 was a charge-off of $7.5 million relating to a factoring joint venture that ceased operations in September 2011. BankAtlantic did not have interests in joint ventures as of September 30, 2011.

Financial Services

(BankAtlantic Bancorp’s MD&A)

We believe that the decline in consumer loan charge-offs during the three and nine months ended September 30, 2011 compared to the same 2010 periods reflects a stabilization of Florida market trends. Additionally, during 2008 BankAtlantic reduced the origination of and utilized more restrictive underwriting criteria for home equity loans. As a consequence, loan delinquencies and charge-offs have declined as loan balances of loans originated prior to 2008 have declined.

Small business loan charge-offs during the three and nine months ended September 30, 2011 were primarily non-real estate loans to businesses in the real estate industry.

The decrease in the provision for loan losses for the three and nine months ended September 30, 2011 compared to the same 2010 periods resulted primarily from lower loan delinquencies, a decline in loans migrating to non-accrual status and lower commercial and consumer charge-offs.

During the three months ended September 30, 2011, BankAtlantic transferred $6.2 million of commercial loans to held for sale with a view toward selling the loans in the foreseeable future. In connection with that transfer, BankAtlantic recorded the loans at the lower of cost or fair value resulting in $0.6 million in impairments and a corresponding reduction in the allowance for loan losses. During the nine months ended September 30, 2011, BankAtlantic transferred $25.1 million of residential and $8.7 million of commercial real estate non-accrual loans to loans held for sale resulting in $7.9 million reduction in the allowance for loan losses.

While we believe we have seen some positive trends in both the Florida and national economy which may indicate that credit losses may decline in future periods, if the housing and real estate industries do not improve or if general economic conditions do not continue to improve in Florida and nationwide, the credit quality of our loan portfolio may deteriorate and additional provisions for loan losses will be required. Additionally, we have a significant amount of variable interest rate loans in our portfolio and a substantial increase in interest rates in the future would increase the interest payments required on variable interest rate loans which could have an adverse effect on the credit quality of those loans.

Financial Services

(BankAtlantic Bancorp’s MD&A)

At the indicated dates, BankAtlantic’s non-performing assets, loans contractually past due 90 days or more and still accruing, performing impaired loans and troubled debt restructured loans were as follows (in thousands):

	As of
	September 30, 2011	December 31, 2010
NON-PERFORMING ASSETS
Tax certificates	$2,416	3,636
Residential (1)	81,287	86,538
Commercial real estate (2)	190,715	243,299
Commercial non-mortgage	17,302	16,123
Small business	11,708	10,879
Consumer	14,202	14,120

Total non-accrual assets (3)	317,630	374,595

REPOSSESSED ASSETS:
Residential real estate	12,673	16,418
Commercial real estate	66,981	44,136
Small business real estate	3,252	3,693
Consumer real estate	454	81

Total repossessed assets	83,360	64,328

Total non-performing assets	$400,990	438,923

Total non-performing assets as a percentage of:
Total assets	10.82%	9.82%

Loans, tax certificates and real estate owned	14.03%	13.08%

TOTAL ASSETS	$3,707,048	4,469,168

TOTAL LOANS, TAX CERTIFICATES
AND NET REAL ESTATE OWNED	$2,858,743	3,355,711

Allowance for loan losses	$130,552	161,309

Tax certificates	$56,268	89,789

Allowance for tax certificate losses	$7,535	8,811

OTHER ACCRUING IMPAIRED LOANS
Contractually past due 90 days or more (4)	$2,500	—
Performing impaired loans (5)	—	11,880
Troubled debt restructured loans	125,482	96,006

TOTAL OTHER ACCRUING IMPAIRED LOANS	$127,982	107,886

(1)	Includes $38.0 million and $38.9 million of interest-only residential loans as of September 30, 2011 and December 31, 2010, respectively.
(2)	Excluded from the above table as of September 30, 2011 and December 31, 2010 were $9.4 million and $14.5 million, respectively, of commercial residential loans that were transferred to a work-out subsidiary of the Parent Company in March 2008.
(3)	Includes $125.6 million and $143.8 million of troubled debt restructured loans as of September 30, 2011 and December 31, 2010, respectively.

Financial Services

(BankAtlantic Bancorp’s MD&A)

(4)	BankAtlantic believes that it will ultimately collect the principal and interest associated with these loans; however, the timing of the payments may not be in accordance with the contractual terms of the loan agreement.
(5)	These loans were performing in accordance with their respective modified terms.

The decline in non-performing assets at September 30, 2011 compared to December 31, 2010 reflects lower residential and commercial real estate non-accrual loans partially offset by higher commercial real estate owned balances.

The decline in commercial real estate non-accrual loans primarily resulted from a decline in loans migrating to a non-accrual status. During the nine months ended September 30, 2011, $51.5 million of loans migrated to a non-accrual status while $170.2 million of loans migrated to non-accrual during the same 2010 period. Additionally, two non-accrual loans with an aggregate book value of $11.7 million were sold and $36.5 million of commercial real estate non-accrual loans were transferred to real estate owned during the nine months ended September 30, 2011.

The decline in residential non-accrual loans was primarily the result of charge-offs and fair value adjustments associated with non-accrual residential loans transferred to loans held for sale. Also contributing to lower non-accrual residential loans was a decline in delinquencies. Residential loans past due 30 to 90 days declined from $23.1 million at December 31, 2010 to $16.6 million at September 30, 2011. However, residential loan credit quality is dependent on economic conditions, specifically unemployment and property values. If economic conditions deteriorate, we would anticipate higher residential non-accrual loan balances and real estate owned in subsequent periods.

The higher balance of repossessed assets at September 30, 2011 compared to December 31, 2010 resulted primarily from foreclosures of commercial real estate loans. During the nine months ended September 30, 2011, BankAtlantic transferred $49.0 million of loans to real estate owned and sold $18.6 million of real estate owned properties. During the nine months ended September 30, 2010, BankAtlantic transferred $40.7 million of loans to real estate owned and sold $19.2 million of real estate owned properties. As non-accrual loans migrate into repossessed assets in the future, we expect repossessed assets as well as sales of real estate owned to increase.

BankAtlantic’s accruing troubled debt restructured loans at September 30, 2011 increased by 31% compared to accruing troubled debt restructured loans at December 31, 2010. The increase was primarily due to the restructuring of six commercial real estate loans aggregating $40.9 million. In response to current market conditions, BankAtlantic generally decides, on a case-by-case basis, whether to modify loans for borrowers experiencing financial difficulties and has modified the terms of certain commercial, small business, residential and consumer home equity loans. Generally, the concessions made to borrowers experiencing financial difficulties have included among others, the reduction of contractual interest rates and, in some cases, forgiveness of a portion of loan principal upon satisfactory performance under the modified terms, conversion of amortizing loans to interest only payments or the deferral of some interest payments until the maturity date of the loan. Loans that are not delinquent at the date of modification are generally not placed on non-accrual. Modified non-accrual loans are generally not returned to an accruing status and BankAtlantic does not reset days past due on delinquent modified loans until the borrower demonstrates a sustained period of performance under the modified terms, which is generally performance over a six month period.

Financial Services

(BankAtlantic Bancorp’s MD&A)

BankAtlantic’s troubled debt restructured loans by loan type were as follows (in thousands):

	As of September 30, 2011		As of December 31, 2010
	Non-accrual	Accruing	Non-accrual	Accruing
Commercial	$110,323	102,724	130,783	70,990
Small business	3,753	7,247	2,990	9,401
Consumer	999	12,965	3,070	12,638
Residential	10,480	2,546	6,917	2,977

Total	$125,555	125,482	143,760	96,006

BankAtlantic’s commercial loan portfolio includes large loan balance lending relationships. Six relationships accounted for 53.6% of our $208.0 million of non-accrual commercial loans as of September 30, 2011. The following table outlines general information about these six relationships as of September 30, 2011 (in thousands):

Relationships	Unpaid Principal Balance	Recorded Investment (3)	Specific Reserves	Date loan Originated	Date Placed on Nonaccrual	Default Date (2)	Loan Class	Date of Last Full Appraisal
Commercial Land Developers
Relationship No. 1	$11,960	11,904	7,467	Q2-2005	Q4-2010	(1)	Land	Q1-2011
Relationship No. 2	27,522	26,210	11,432	Q1-1995	Q4-2009	Q4-2009	Land	Q1-2011
Relationship No. 3	10,279	10,279	4,681	Q1-2005	Q4-2010	(1)	Land	Q4-2010

Total	$49,761	48,393	23,580

Commercial Non-Residential
Developers
Relationship No. 4	$25,334	25,203	8,958	Q3-2006	Q2-2010	(1)	Other	Q2-2011
Relationship No. 5	18,428	18,319	4,849	Q1-2007	Q3-2010	(1)	Other	Q2-2011
Relationship No. 6	19,650	19,650	3,835	Q4-2007	Q3-2011	(1)	Other	Q2-2011

Total	$63,412	63,172	17,642

Total of Large Relationships	$113,173	111,565	41,222

(1)	The loan is currently not in default.
(2)	The default date is defined as the date of the initial missed payment prior to default.
(3)	Recorded investment is the “Unpaid Principal Balance” less charge-offs.

Financial Services

(BankAtlantic Bancorp’s MD&A)

The following table presents our purchased residential loans by year of origination segregated by amortizing and interest only loans at September 30, 2011 (dollars in thousands):

	Amortizing Purchased Residential Loans
Year of Origination	Unpaid Principal	Recorded Investment	LTV at Origination	Current LTV (1)	FICO Scores at Origination	Current FICO Scores (2)	Amount Delinquent	Debt Ratios at Origination (3)

2007	$31,833	29,498	65.84%	132.26%	735	731	5,316	32.85%
2006	41,375	39,601	73.26%	113.30%	729	702	6,094	36.98%
2005	59,749	55,854	73.65%	114.32%	725	708	9,571	35.33%
2004	255,620	252,079	69.06%	81.97%	731	722	24,409	34.75%
Prior to 2004	113,991	113,570	68.59%	57.86%	730	724	6,122	34.35%

	Interest Only Purchased Residential Loans
Year of Origination	Unpaid Principal	Recorded Investment	LTV at Origination	Current LTV (1)	FICO Scores at Origination	Current FICO Scores (2)	Amount Delinquent	Debt Ratios at Origination (3)

2007	$62,431	57,780	72.67%	124.47%	750	744	12,721	34.31%
2006	140,597	131,597	73.80%	120.37%	740	737	26,514	34.87%
2005	126,747	124,692	71.44%	110.93%	738	746	8,849	34.82%
2004	47,337	45,766	71.21%	102.24%	747	704	6,794	31.79%
Prior to 2004	52,496	52,089	58.70%	71.29%	742	725	2,166	31.54%

The following table presents our purchased residential loans by geographic area segregated by amortizing and interest-only loans at September 30, 2011 (dollars in thousands):

	Amortizing Purchased Residential Loans
State	Unpaid Principal	Recorded Investment	LTV at Origination	Current LTV (1)	FICO Scores at Origination	Current FICO Scores (2)	Amount Delinquent	Debt Ratios at Origination (3)

Arizona	$12,055	11,784	70.51%	94.11%	743	740	1,079	31.85%
California	130,520	127,084	69.37%	85.95%	733	727	15,117	35.35%
Florida	74,702	71,269	70.25%	100.59%	720	701	12,438	34.74%
Nevada	7,895	7,855	73.10%	141.43%	741	737	347	36.19%
Other States	305,339	300,551	69.68%	82.05%	731	724	22,748	33.97%

	Interest Only Purchased Residential Loans
State	Unpaid Principal	Recorded Investment	LTV at Origination	Current LTV (1)	FICO Scores at Origination	Current FICO Scores (2)	Amount Delinquent	Debt Ratios at Origination (3)

Arizona	$13,007	11,995	71.04%	138.36%	758	748	2,297	30.67%
California	122,494	118,189	71.56%	108.09%	744	736	16,460	33.77%
Florida	29,358	26,126	68.31%	127.12%	745	721	8,354	31.08%
Nevada	6,377	4,349	73.07%	162.60%	735	631	4,557	33.34%
Other States	258,371	251,264	70.67%	108.23%	739	742	25,376	34.68%

(1)	Current loan-to-values (“LTV”) for the majority of the portfolio were obtained as of the second quarter of 2011 from automated valuation models.
(2)	Current FICO scores based on borrowers for which FICO scores were available as of the second quarter of 2011.
(3)	Debt ratio is defined as the portion of the borrower’s income that goes towards debt service.

Financial Services

(BankAtlantic Bancorp’s MD&A)

The table below presents the allocation of the allowance for loan losses (“ALL”) by various loan classifications, the percent of allowance to each loan category (“ALL to gross loans percent”) and the percentage of loans in each category to total loans (“Loans to gross loans percent”). The allowance shown in the table should not be interpreted as an indication that charge-offs in future periods will occur in these amounts or percentages or that the allowance accurately reflects future charge-off amounts or trends (dollars in thousands):

	September 30, 2011			December 31, 2010
	ALL by category	ALL to gross loans in each category	Loans by category to gross loans	ALL by category	ALL to gross loans in each category	Loans by category to gross loans
Commercial non-mortgage	$11,225	9.85%	4.22%	$10,786	8.05%	4.14%
Commercial real estate	67,608	9.11	27.48	83,029	8.70	29.46
Small business	7,957	2.82	10.45	11,514	3.80	9.35
Residential real estate	20,817	2.11	36.56	23,937	1.96	37.80
Consumer	22,945	3.99	21.29	32,043	5.14	19.25

Total allowance for loan losses	$130,552	4.83%	100.00%	$161,309	4.98%	100.00%

Included in the allowance for loan losses as of September 30, 2011 and December 31, 2010 were specific reserves by loan type as follows (in thousands):

	September 30, 2011	December 31, 2010

Commercial non-mortgage	$9,755	9,020
Commercial real estate	49,249	62,986
Small business	821	2,936
Consumer	1,519	1,791
Residential	5,661	12,034

Total	$67,005	88,767

The decrease in the allowance for loan losses at September 30, 2011 compared to December 31, 2010 resulted primarily from a decline in specific valuation allowances on commercial real estate and residential loans. The commercial real estate specific valuation allowance decline reflects a slowdown of loans migrating to an impaired classification. The residential loan specific valuation allowance decline reflects the reduction in allowances associated with $25.1 million of non-performing loans transferring to loans held for sale as well as reductions in allowances associated with foreclosed residential loan activity. The general reserve for consumer loans was reduced by $8.8 million due primarily to improvement in delinquency and charge-off trends as well as declining balances of loans originated prior to 2008. Residential loan general reserves increased by $3.3 million reflecting higher than historical charge-offs and declining collateral values.

Financial Services

(BankAtlantic Bancorp’s MD&A)

BankAtlantic’s Non-Interest Income

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(in thousands)	2011	2010	Change	2011	2010	Change
Service charges on deposits	$10,165	15,214	(5,049)	33,423	45,764	(12,341)
Other service charges and fees	6,129	7,495	(1,366)	20,206	22,612	(2,406)
Securities activities, net	6,959	(543)	7,502	6,935	2,898	4,037
Gain on sale of Tampa branches	(34)	—	(34)	38,622	—	38,622
Other	2,123	4,869	(2,746)	9,143	10,289	(1,146)

Non-interest income	$25,342	27,035	(1,693)	108,329	81,563	26,766

The lower revenues from service charges on deposits during the three and nine months ended September 30, 2011 compared to the same 2010 periods resulted primarily from lower overdraft fee income. This decrease in overdraft fee income reflects the loss of deposit accounts associated with the sale of the Tampa branches as well as a decline in the total number of accounts which incurred overdraft fees. We believe that the decline in the number of accounts incurring overdraft fees reflects our efforts to attract customers who maintain deposit accounts with higher balances, regulatory and other changes in overdraft policies and changes in customer behavior. The Federal Reserve adopted new overdraft rules (effective July 1, 2010 for new customers and August 15, 2010 for existing customers), which among other requirements, prohibit banks from automatically enrolling customers in overdraft protection programs for point-of-sale and ATM transactions. Additionally, Congress has established a consumer protection agency which may further limit the assessment of overdraft fees. In response to the changing industry practices and regulations, during the fourth quarter of 2010, BankAtlantic began converting certain deposit products to fee-based accounts that encourage higher checking account balances or higher account activity in order to eliminate or reduce fees. Additionally, during the first quarter of 2011, BankAtlantic revised its overdraft policies instituting a daily limit on the number of overdraft fees a customer will be charged, eliminating an overdraft fee for transactions that result in a small overdrawn balance at the end of the business day, and lowering the amount of overdraft protection provided to a customer. Furthermore, during the third quarter of 2011, BankAtlantic revised its overdraft policy whereby electronic transactions are now processed in chronological order and checks are processed in serial number order instead of in the order of largest to smallest. We anticipate that this trend of lower overdraft fee income may continue; however, at a slower rate of decline in future periods.

The decrease in other service charges and fees during the three and nine months ended September 30, 2011 compared to the same 2010 periods resulted primarily from lower ATM interchange and surcharge income primarily related to lower transaction volume associated with the Tampa branch sale.

Securities activities, net during the three and nine months ended September 30, 2011 includes $7.0 million of gains from the sale of $82.8 million of agency securities. The securities were sold to improve liquidity and BankAtlantic’s regulatory capital ratios. During the nine months ended September 30, 2010, BankAtlantic sold $47.1 million of agency securities for a $3.1 million gain. The net proceeds of $43.8 million from the sales were used to pay down FHLB advance borrowings.

In June 2010, BankAtlantic entered into a foreign currency derivative contract as an economic hedge of foreign currency in cruise ship ATMs and recognized a $0.5 million and $0.2 million unrealized loss in connection with these derivative contracts during the three and nine months ended September 30, 2010. BankAtlantic recognized a $24,000 loss in connection with these derivative contracts during the nine months ended September 30, 2011.

Financial Services

(BankAtlantic Bancorp’s MD&A)

In June 2011, BankAtlantic sold 19 branches and 2 related facilities in the Tampa area and the associated deposits to an unrelated financial institution and recognized a $38.6 million gain. The loss during the three months ended September 30, 2011 represents additional transaction costs.

Other non-interest income consisted of the following (in thousands):

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
	2011	2010	Change	2011	2010	Change
Broker commissions	$817	1,114	(297)	2,725	2,987	(262)
Safe deposit box rental	255	303	(48)	822	933	(111)
Income from leases	237	316	(79)	762	847	(85)
Fee income	765	587	178	2,179	1,672	507
Foreign exchange (losses) gains	(797)	753	(1,550)	(237)	92	(329)
Other	846	1,796	(950)	2,892	3,758	(866)

Total other income	$2,123	4,869	(2,746)	9,143	10,289	(1,146)

The increase in fee income for the three and nine months ended September 30, 2011 compared to the same 2010 period primarily resulted from coin counter fees at BankAtlantic branches which increased by $0.1 million and $0.4 million, respectively.

Foreign exchange gains and losses represent the change in foreign currency exchange rates associated with foreign currency in ATMs on-board cruise ships.

Included in other income during the three and nine months ended September 30, 2010 was $1.0 million from BankAtlantic’s on-line banking service provider as a result of business interruption issues relating to the conversion to the service provider’s products.

Financial Services

(BankAtlantic Bancorp’s MD&A)

BankAtlantic’s Non-Interest Expense

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(in thousands)	2011	2010	Change	2011	2010	Change
Employee compensation and benefits	$16,611	22,475	(5,864)	54,592	71,103	(16,511)
Occupancy and equipment	10,019	13,263	(3,244)	34,092	40,589	(6,497)
Advertising and promotion	1,511	1,917	(406)	4,615	5,972	(1,357)
Check losses	559	763	(204)	1,521	1,716	(195)
Professional fees	7,056	4,942	2,114	10,567	11,727	(1,160)
Supplies and postage	758	929	(171)	2,507	2,789	(282)
Telecommunication	386	697	(311)	1,402	1,881	(479)
Provision for tax certificates	969	885	84	2,769	3,752	(983)
Cost associated with debt redemption	—	—	—	1,125	60	1,065
Impairment of loans held for sale	(145)	—	(145)	1,562	—	1,562
Impairment of real estate held for sale	—	—	—	353	1,511	(1,158)
Employee termination costs	2	2,103	(2,101)	(191)	2,103	(2,294)
Lease termination costs (reversals)	—	1,093	(1,093)	(1,442)	1,308	(2,750)
Impairment of assets held for sale	—	4,469	(4,469)	—	4,469	(4,469)
Impairment of real estate owned	3,020	434	2,586	9,574	1,098	8,476
FDIC deposit insurance assessment	2,132	2,314	(182)	7,618	7,799	(181)
(Gain) loss on sale of real estate	(2,023)	(442)	(1,581)	(2,663)	334	(2,997)
Amortization of intangible assets	295	309	(14)	899	912	(13)
Other	4,766	4,605	161	15,059	13,869	1,190

Total non-interest expense	$45,916	60,756	(14,840)	143,959	172,992	(29,033)

The decline in employee compensation and benefits during the three and nine months ended September 30, 2011 compared to the same 2010 period resulted primarily from workforce reductions, normal attrition and the transfer of employees to the purchaser of the Tampa branches in June 2011. The number of full-time equivalent employees declined from 1,532 as of December 31, 2009 to 1,055 as of September 30, 2011 (a 31% reduction in the workforce) with the Tampa branch sale affecting approximately 130 employees. Additionally, bonuses were $0.5 million and $2.1 million lower during the 2011 three and nine months periods compared to the same 2010 periods, respectively. The decline in the workforce also resulted in reduced benefit costs compared to 2010, relating primarily to health insurance and payroll taxes.

The decline in occupancy and equipment for the three and nine months ended September 30, 2011 compared to the same 2010 periods resulted primarily from the sale of the Tampa branches, consolidation of back-office facilities, and the termination of leases executed for branch expansion during prior periods.

The decrease in advertising and business promotion expense during the three and nine months ended September 30, 2011 compared to the same 2010 periods related primarily to BankAtlantic focusing its marketing efforts more on customer relationships and less on advertising and media and direct mail promotions.

The decrease in check losses for the three and nine months ended September 30, 2011 compared to the same 2010 period resulted from revisions to our overdraft policies limiting the number of overdrafts per day and the dollar amount of overdrafts.

The increase in professional fees during the three months ended September 30, 2011 compared to the same 2010 period primarily resulted from legal fees related to a tax certificate litigation matter which was settled during September 2011 for $2.7 million.

Financial Services

(BankAtlantic Bancorp’s MD&A)

The decline in professional fees during the nine months ended September 30, 2011 compared to the same 2010 period resulted primarily from higher insurance reimbursements in connection with class action securities litigation during 2011 compared to same 2010 period.

The decline in supplies and postage during the three and nine months ended September 30, 2011 was primarily the result of the Tampa branch sale.

The reduction in telecommunication costs during the three months ended September 30, 2011 compared to the same 2010 periods resulted primarily from the Tampa branch sale. The lower telecommunication costs during the nine months ended September 30, 2011 compared to 2010 also reflected higher call center volume associated with the implementation of a new on-line banking product during 2010.

The provision for tax certificate losses during the three and nine months ended September 30, 2011 reflects higher charge-offs of out-of-state tax certificates partially offset by tax certificate reserve reductions associated with declining portfolio balances. We have significantly reduced the acquisition of out-of-state tax certificates and have concentrated the majority of our tax certificate acquisitions in Florida.

The costs associated with debt redemptions during the nine months ended September 30, 2011 reflect prepayment penalties on the early repayment of $85 million of institutional time deposits, $40.0 million of FHLB advance obligations and $25 million of public fund time deposits.

The impairment (reversals) of loans held for sale represents lower of cost or market adjustments on loans classified as held for sale. The impairment or reversals resulted primarily from property values obtained from updated valuations of the underlying loan collateral.

Impairments on real estate held for sale during the nine months ended September 30, 2011 and 2010 represents updated valuations on properties originally acquired for store expansion.

Employee termination costs during the three and nine months ended September 30, 2010 were the result of workforce reductions in July 2010.

Lease termination costs (reversals) represent lease contracts, net of deferred rent reversals, originally executed for branch expansion. During the nine months ended September 30, 2011, BankAtlantic terminated five leases and recognized a recovery of $1.4 million. Lease termination costs for the three and nine months ended September 30, 2010 represents additional impairment on lease contracts due to updated valuations. BankAtlantic is attempting to sublease or terminate lease contracts executed in connection with its branch expansion in prior periods and could recognize losses associated with these operating leases in subsequent periods as these leases are measured at fair value.

The impairment of assets held for sale relates to a management decision to pursue the sale of BankAtlantic’s Tampa branches in August 2010. As a consequence, BankAtlantic reclassified its Tampa office properties and equipment to held-for-sale and recognized $4.5 million of impairments at the transfer date.

Impairment of real estate owned during the three and nine months ended September 30, 2011 reflects updated valuations on properties. Included in the amounts during the nine months ended September 30, 2011 was a $5.2 million impairment related to one property and $1.5 million of impairments related to two properties.

The increase in the gain on real estate sales during the three months ended September 30, 2011 reflects a $1.6 million gain on the sale of a commercial real estate property.

Financial Services

(BankAtlantic Bancorp’s MD&A)

The increase in other non-interest expense during the three and nine months ended September 30, 2011 compared to the same 2010 periods was primarily the result of higher foreclosure costs and increased operating costs on foreclosed properties.

BankAtlantic Bancorp Parent Company’s Results of Operations

	For the Three Months Ended September 30,			For the Nine Months Ended September 30,
(in thousands)	2011	2010	Change	2011	2010	Change
Net interest (expense)	$(3,851)	(3,792)	(59)	(11,340)	(10,856)	(484)
Provision for loan losses	(148)	(1,398)	1,250	(643)	(5,038)	4,395

Net interest (expense) after provision for loan losses	(3,999)	(5,190)	1,191	(11,983)	(15,894)	3,911
Non-interest income	809	576	233	648	1,545	(897)
Non-interest expense	531	2,901	(2,370)	6,469	7,938	(1,469)

Parent Company (loss)	$(3,721)	(7,515)	3,794	(17,804)	(22,287)	4,483

Net interest expense increased during the three and nine months ended September 30, 2011 compared to the same 2010 periods as a result of higher average debenture balances partially offset by lower average interest rates. The average balances on junior subordinated debentures increased from $316 million and $312 million during the three and nine months ended September 30, 2010 to $330 million and $327 million during the same 2011 periods, respectively. The increase in average debenture balances resulted from the deferral of interest which began in March 2009. Average rates on junior subordinated debentures decreased from 4.90% and 4.73% during the three and nine months ended September 30, 2010 to 4.68% and 4.72% during the same 2011 periods, respectively. Also included in net interest expense during the three and nine months ended September 30, 2011 was $46,000 and $152,000, respectively, of interest income on two performing loans as well as $0 and $38,000, respectively, of investment dividend income associated with an equity security. Interest income on performing loans during the three and nine months ended September 30, 2010 was $60,000 and $172,000, respectively, and dividend income from the equity security was $19,000 and $56,000, respectively. We ceased receiving dividends on the equity security during the second quarter of 2011.

Non-interest income during the three and nine months ended September 30, 2011 reflects equity earnings from the Parent Company’s investment in statutory business trusts that issue trust preferred securities of $0.5 million and $1.3 million compared to $0.3 million and $0.7 million, respectively, for the same 2010 periods. Also included in non-interest income during the three and nine months ended September 30, 2011 was $0.3 million and $1.0 million of fees for executive services provided to BankAtlantic compared to $0.3 million and $0.8 million during the same periods during 2010, respectively. During the nine months ended September 30, 2011, the Company recognized $1.5 million impairment on an equity security. There were no impairments of investment securities during the nine months ended September 30, 2010.

The decrease in non-interest expense during the quarter ended September 30, 2011 compared to the same 2010 quarter reflects a $0.9 million gain from a loan participation litigation settlement, $0.6 million of lower employee compensation expenses and $1.1 million of lower legal fees. The decrease in employee compensation and benefits reflects lower stock based compensation expenses, the elimination of bonuses during 2011 and salary reductions. The lower legal fees during 2011 related to elevated legal costs during 2010 associated with responding to a Securities and Exchange Commission notice of investigation. The above declines in non-interest expenses were partially offset by a $0.4 million increase in impairments of real estate owned for the three months ended September 30, 2011 compared to the same 2010 quarter.

Financial Services

(BankAtlantic Bancorp’s MD&A)

The decrease in non-interest expense during the nine months ended September 30, 2011 compared to the same 2010 period resulted primarily from the items discussed above. The decrease in non-interest expense was partially offset by $3.5 million of impairments of real estate owned during 2011 compared to $0.8 million of impairments during the 2010 period.

In March 2008, BankAtlantic transferred non-performing loans to a work-out subsidiary of the Parent Company. The composition of these loans as of September 30, 2011 and December 31, 2010 was as follows (in thousands):

	September 30, 2011	December 31, 2010
Nonaccrual loans:
Commercial non-real estate:	$948	1,536
Commercial real estate:
Residential	4,976	8,985
Land	3,432	3,987

Total non-accrual loans	9,356	14,508
Allowance for loan losses	(167)	(830)

Non-accrual loans, net	9,189	13,678
Performing other commercial loans	2,529	2,811

Loans receivable, net	$11,718	16,489

Real estate owned	$9,391	10,160

During the nine months ended September 30, 2011, the Parent Company foreclosed on a $1.5 million commercial residential loan, charged-off $1.3 million of loans, recognized $0.8 million lower of cost or market adjustments on loans held for sale, and sold a $1.7 million loan for a $99,000 loss. The work-out subsidiary also received $0.3 million of loan principal repayments during the nine months ended September 30, 2011.

The Parent Company’s non-accrual loans include large loan balance lending relationships. Two relationships account for 82.1% of the $9.4 million of non-accrual loans held by the Parent Company at September 30, 2011. The following table outlines general information about these relationships as of September 30, 2011 (in thousands):

Relationships	Unpaid Principal Balance	Recorded Investment (3)	Specific Reserves	Date loan Originated	Date Placed on Nonaccrual	Default Date	Collateral Type	Date of Last Full Appraisal
Commercial Business
Relationship No. 1 (1)	$5,604	4,381	167	Q4-2005	Q4-2007	Q4-2007	Land	Q4-2010

Residential Land Developers
Relationship No. 2 (2)	20,000	3,296	—	Q1-2005	Q4-2007	Q1-2008	Residential	Q4-2010

Total Residential Land Developers	$20,000	3,296	—

Total	$25,604	7,677	167

(1)	During 2011, the Company recognized partial charge-offs on relationship No. 1 aggregating $1.2 million.
(2)	During 2008, 2009, 2010 and 2011, the Company recognized partial charge-offs and lower of cost or market adjustments on relationship No. 2 aggregating $16.4 million.
(3)	Recorded investment is the “Unpaid Principal Balance” less charge-offs and deferred fees.

Financial Services

(BankAtlantic Bancorp’s MD&A)

The loans that comprise the above relationships are all collateral dependent. As such, we established specific reserves, recognized partial charge-offs or calculated lower of cost or market adjustments on these loans based on the fair value of the underlying collateral less costs to sell. The fair value of the collateral was determined using third party appraisals for all relationships. Management performs quarterly impairment analyses on these credit relationships subsequent to the date of the appraisal and may reduce appraised values if market conditions significantly deteriorate subsequent to the appraisal date. However, our policy is generally to obtain a full appraisal within one year from the date of the prior appraisal, unless the loan is in the process of foreclosure. A full appraisal is generally obtained at the date of foreclosure.

The activity in the Parent Company’s allowance for loan losses was as follows (in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
Balance, beginning of period	$—	7,227	830	13,630

Loans charged-off	—	(4,438)	(1,305)	(14,481)
Recoveries of loans previously charged-off	20	—	—	—

Net recoveries (charge-offs)	20	(4,438)	(1,305)	(14,481)
Provision for loan losses	147	1,398	642	5,038

Balance, end of period	$167	4,187	167	4,187

The $1.3 million of charge-offs during the nine months ended September 30, 2011 were comprised of a $1.2 million charge-off of a commercial land loan and a $0.1 million charge-off of a commercial residential loan. The Parent Company reversed a $0.8 million specific valuation allowance related to the commercial land loan charged-off during the nine months ended September 30, 2011 and established a $167,000 specific valuation allowance on a land loan due to an updated property valuation.

The $4.4 million of charge-offs during the three months ended September 30, 2010 included a $2.1 million charge-off of a commercial residential loan. Specific valuation allowances of $2.7 million were established on these loans during prior periods. The remaining charge-offs during the nine months ended September 30, 2010 primarily related to three loans. A $2.7 million charge-off was taken with respect to one loan upon the foreclosure and sale of the collateral. Another loan was charged-off by $5.7 million and the entire balance of $1.2 million of a third loan was charged-off upon the sale of the remaining collateral. The Parent Company had established specific valuation allowances of $8.6 million on these three loans in prior periods.

BankAtlantic Bancorp’s Consolidated Results of Operations for the Years Ended December 31, 2010, 2009 and 2008

Loss from continuing operations from each of BankAtlantic Bancorp’s reportable business segments follows (in thousands):

	For the Years Ended December 31,
	2010	2009	2008
BankAtlantic	$(115,910)	(148,708)	(166,144)
Parent Company	(26,840)	(40,812)	(53,100)

Loss from continuing operations	$(142,750)	(189,520)	(219,244)

Financial Services

(BankAtlantic Bancorp’s MD&A)

For the Year Ended December 31, 2010 as Compared to 2009

The decrease in BankAtlantic’s net loss during the year ended December 31, 2010 compared to the same 2009 period resulted primarily from a $75.4 million decrease in the provision for loan losses and $22.5 million of lower non-interest expenses, partially offset by $12.0 million and $23.5 million of decreased net interest income and non-interest income, respectively.

The substantial decrease in the provision for loan losses related primarily to a reduction in charge-offs, lower commercial real estate loan balances, and lower real estate value declines. We believe that the reduction in the provision for loan losses reflects significant real estate loan write-downs in prior periods. However, if economic and real estate market conditions deteriorate further, particularly in Florida, we believe that higher provisions for loan losses may be required in future periods.

The decreased non-interest income was due primarily to lower revenues from service charges reflecting declines in the total number of accounts which incurred overdraft fees and a decrease in the frequency of overdrafts per deposit account. We believe that the decline in the number of accounts incurring overdraft fees is the result of our focus on seeking to attract customers who maintain deposit accounts with higher balances, the adoption of new Federal Reserve overdraft rules, other modifications to our overdraft policies and changes in customer behavior. We currently expect this decline in overdraft fees to continue as we have introduced new fee based deposit products and revised our overdraft protection products and practices in a manner that will likely result in lower fees.

The decline in BankAtlantic’s net interest income resulted primarily from lower earning asset balances and higher non-performing asset balances as well as an increase in lower yielding interest bearing cash balances with the Federal Reserve Bank and other lower yielding investments reflecting management’s decision to increase liquidity. The decline in earning assets was the result of lower loan originations and purchases, reduced acquisitions of tax certificates and sales of agency securities.

The decrease in non-interest expenses reflects lower compensation and occupancy expenses associated with efforts to increase operating efficiencies and $7.5 million of costs associated with debt redemptions in 2009 compared to $60,000 of costs associated with debt redemptions in 2010. The lower non-interest expenses were partially offset by higher professional fees associated primarily with the class-action securities litigation and secondarily from legal costs associated with the regulatory environment, tax certificate activities litigation, loan modifications and loan work-outs.

During the year ended December 31, 2010, non-interest expenses included $4.5 million of impairments on assets transferred to held-for-sale in connection with the Tampa branch sale, $4.0 million of employee severance associated with 2010 workforce reductions, $6.2 million of real estate impairments and lease termination costs associated with properties acquired for branch expansion and a $1.2 million loss on the sale of a real estate project. During the year ended December 31, 2009, non-interest expenses included $2.0 million of employee severance associated with 2009 workforce reductions and $3.3 million of real estate impairments and lease termination costs.

The decrease in the Parent Company’s loss for the year ended December 31, 2010 compared to the same 2009 period resulted primarily from a $12.9 million decline in the provision for loan losses and lower compensation expenses partially offset by higher professional fees. The substantial improvement in the provision for loan losses reflects lower loan balances from loan sales, short sales and charge-offs. Loan receivable balances declined from $48.0 million at December 31, 2009 to $17.3 million at December 31, 2010. The decline in compensation expense reflects substantially lower executive bonuses during 2010 compared to 2009. The

Financial Services

(BankAtlantic Bancorp’s MD&A)

increase in professional fees resulted from higher consulting costs associated with investment banking and advisory services as well as increased legal expenses incurred in connection with an investigation by the SEC, regulatory environment, general corporate matters and foreclosure costs associated with non-performing loans held in a work-out subsidiary of the Parent Company.

For the Year Ended December 31, 2009 as Compared to 2008

The lower loss from continuing operations at BankAtlantic during 2009 compared to the same 2008 period was primarily the result of a $31.7 million income tax benefit recognized by BankAtlantic during 2009 in connection with a change in tax regulations which enabled BankAtlantic to utilize additional net operating losses. During 2008, BankAtlantic established a deferred tax valuation allowance on the entire amount of net deferred tax assets resulting in a tax provision of $31.1 million. BankAtlantic’s 2009 loss before income taxes increased by $45.4 million compared to 2008. The higher 2009 loss primarily resulted from a $78.9 million increase in the provision for loan losses, a $30.3 million reduction in net interest income and $8.0 million of lower non-interest income. The increase in BankAtlantic’s loss before income taxes was partially offset by $71.8 million of lower non-interest expenses. The substantial increase in the provision for loan losses resulted primarily from a significant increase in charge-offs and loan loss reserves in our consumer, residential and commercial real estate loan portfolios.

The reduction in BankAtlantic’s net interest income was primarily due to a decline in earning assets. The reduction in non-interest income related primarily to a decline in overdraft fees. This overdraft fee income decline reflected, in part, management’s focus on targeting retail customers and businesses that maintain higher average deposit balances which generally will result in fewer overdrafts per account. BankAtlantic, during 2009, continued to reduce expenses with a view towards increasing operating efficiencies. These operating expense initiatives included workforce reductions, consolidation of certain back-office facilities, renegotiation of vendor contracts, outsourcing of certain back-office functions, reduction in marketing expenses and other targeted expense reductions. Also, restructuring charges and other impairments declined by $33.0 million. These expense reductions were partially offset by $8.2 million of additional FDIC insurance premiums, including a $2.4 million FDIC special assessment in June 2009.

The decrease in the Parent Company segment loss during 2009 compared to 2008 reflected a $6.0 million reduction in the provision for loan losses and $4.9 million of reduced net interest expense. The provision for loan losses for both years was associated with non-performing loans acquired from BankAtlantic in March 2008. The 2009 provision for loan losses represented additional charge-offs and specific reserves associated with these loans due to declining real estate collateral values. The improvement in net interest expense reflected historically low LIBOR interest rates during 2009. The majority of the Parent Company’s debt is indexed to the three-month LIBOR interest rate. The decline in interest rates was partially offset by interest accrued on the junior subordinated debentures deferred interest. Parent Company operating expenses were higher by $0.3 million during 2009 compared to 2008. Lower property management costs associated with non-performing loans during 2009 were offset by higher compensation expenses.

Discontinued Operations for the Years Ended December 31, 2010, 2009 and 2008

During the year ended December 31, 2010, the Parent Company recognized $0.5 million of indemnification losses pursuant to the Ryan Beck merger agreement with Stifel. During the years ended December 31, 2009 and 2008, the Parent Company recognized $3.7 million and $16.6 million, respectively, in discontinued operations relating to additional proceeds received in connection with contingent earn-out payments under the Ryan Beck merger agreement with Stifel.

Financial Services

(BankAtlantic Bancorp’s MD&A)

BankAtlantic’s Results of Operations

The following table is a condensed income statement summarizing BankAtlantic’s results of operations (in thousands):

	For the Years Ended December 31,			Change 2010 vs 2009	Change 2009 vs 2008
	2010	2009	2008
Net interest income	$151,334	163,324	193,648	(11,990)	(30,324)
Provision for loan losses	(138,825)	(214,244)	(135,383)	75,419	(78,861)

Net interest income (expense) after provision for loan losses	12,509	(50,920)	58,265	63,429	(109,185)
Non-interest income	105,762	129,292	137,308	(23,530)	(8,016)
Non-interest expense	(236,315)	(258,799)	(330,623)	22,484	71,824
BankAtlantic (loss) income before				—	—

income taxes	(118,044)	(180,427)	(135,050)	62,383	(45,377)
Benefit/(provision) for income taxes	2,134	31,719	(31,094)	(29,585)	62,813

BankAtlantic net loss	$(115,910)	(148,708)	(166,144)	32,798	17,436

Financial Services

(BankAtlantic Bancorp’s MD&A)

BankAtlantic’s Net Interest Income

The following table summarizes net interest income:

	For the Years Ended
	December 31, 2010			December 31, 2009			December 31, 2008
(Dollars are in thousands)	Average Balance	Revenue/ Expense	Yield/ Rate	Average Balance	Revenue/ Expense	Yield/ Rate	Average Balance	Revenue/ Expense	Yield/ Rate
Interest earning assets
Loans: (a)
Residential real estate	$1,392,600	68,392	4.91	1,758,188	89,836	5.11	2,053,645	111,691	5.44
Commercial real estate	1,043,261	39,758	3.81	1,204,005	46,746	3.88	1,238,307	69,642	5.62
Consumer	661,718	19,285	2.91	723,135	21,104	2.92	743,863	33,950	4.56
Commercial business	135,669	9,036	6.66	143,224	7,461	5.21	132,565	9,516	7.18
Small business	307,269	19,295	6.28	316,328	20,010	6.33	320,853	22,162	6.91

Total loans	3,540,517	155,766	4.40	4,144,880	185,157	4.47	4,489,233	246,961	5.50

Investment securities (b)	719,429	20,251	2.81	706,953	37,857	5.35	1,098,895	65,570	5.97
Federal funds sold	2,303	7	0.30	14,760	33	0.22	44,031	754	1.71

Total investment securities	721,732	20,258	2.81	721,713	37,890	5.25	1,142,926	66,324	5.80

Total interest earning assets	4,262,249	176,024	4.13	4,866,593	223,047	4.58	5,632,159	313,285	5.56

Total non-interest earning assets	296,336			319,520			482,322

Total assets	$4,558,585			5,186,113			6,114,481

Interest bearing liabilities
Deposits:
Savings	$441,286	1,112	0.25	436,169	1,612	0.37	503,464	4,994	0.99
NOW, money funds and checking	1,878,123	9,288	0.49	1,589,340	9,961	0.63	1,506,479	17,784	1.18
Certificate accounts	758,000	12,111	1.60	1,192,012	30,311	2.54	1,088,170	41,485	3.81

Total interest bearing deposits	3,077,409	22,511	0.73	3,217,521	41,884	1.30	3,098,113	64,263	2.07

Securities sold under agreements to repurchase and federal funds purchased	35,056	46	0.13	108,248	237	0.22	141,654	2,699	1.91
Advances from FHLB	107,455	1,209	1.13	553,146	16,522	2.99	1,417,718	50,942	3.59
Subordinated debentures and notes payable	22,125	924	4.18	22,757	1,080	4.75	26,004	1,733	6.66

Total interest bearing liabilities	3,242,045	24,690	0.76	3,901,672	59,723	1.53	4,683,489	119,637	2.55

Non-interest bearing liabilities
Demand deposit and escrow accounts	903,122			809,900			828,825
Other liabilities	55,221			62,343			50,584

Total non-interest bearing liabilities	958,343			872,243			879,409

Stockholders’ equity	358,197			412,198			551,583

Total liabilities and stockholders’ equity	$4,558,585			5,186,113			6,114,481

Net interest income/net interest spread		151,334	3.37		163,324	3.05		193,648	3.01

Net interest income		151,334			163,324			193,648

Margin
Interest income/interest earning assets	%		4.13			4.58			5.56
Interest expense/interest earning assets			0.58			1.23			2.12

Net interest margin	%		3.55			3.35			3.44

(a)	Includes non-accruing loans, and as such, the average yield on loans reflects the impact of these non-interest earning assets.
(b)	Average balances were based on amortized cost.

Financial Services

(BankAtlantic Bancorp’s MD&A)

For the Year Ended December 31, 2010 as Compared to 2009

The decrease in net interest income primarily resulted from a significant reduction in earning assets and secondarily from an increase in non-performing assets partially offset by an improvement in the net interest margin.

The average balance of earning assets declined by $604.3 million during year ended December 31, 2010 compared to the same 2009 period. This decline in interest earning assets significantly reduced our net interest income. The decline in average earning assets reflects a management decision to slow the origination and purchase of loans, sell agency securities and reduce the purchase of tax certificates in an effort to enhance liquidity and improve regulatory capital ratios. BankAtlantic also experienced significant residential loan and mortgage backed securities repayments due to normal loan amortization as well as a significant amount of loan refinancing associated with low residential mortgage interest rates during 2009 and 2010. These repayments during 2010 resulted in significant increases in cash which was used, in part, for the purchase of short-term investments and increased interest earning cash balances at the Federal Reserve Bank. The average balances of these short-term investments and Federal Reserve balances were $338.7 million during the year ended December 31, 2010 compared to $45.7 million for 2009.

The net interest spread and margin improved due to a decline in the cost of funds. The decline resulted primarily from a change in our funding mix and secondarily from a decline in deposit interest rates in the industry. BankAtlantic used a portion of the funds from the reduction in assets to repay FHLB advances and short term wholesale borrowings. As a consequence, BankAtlantic’s funding mix changed from higher rate FHLB advances and short-term borrowings to lower rate deposits. The decline in interest bearing deposit rates reflects the lower interest rate environment and a change in the deposit funding mix from time deposits to NOW deposit accounts. Time deposits generally have higher interest rates than NOW accounts. Deposits which BankAtlantic receives in connection with its participation in the Certificate of Deposit Account Registry Services (“CDARS”) program from other participating CDARS institutions are included in BankAtlantic’s financial statements as brokered deposits. Average brokered deposits declined from $189.5 million during 2009 to $23.8 million, of which $18.8 million of the 2010 brokered deposits were CDARS related deposits. BankAtlantic ceased originating brokered deposits during 2009 and is restricted under the Bank Order from origination or renewing brokered deposits in subsequent periods.

The improved cost of funds was partially offset by lower interest earning asset yields primarily due to the change in the mix of earning assets as proceeds from the repayment of loans were reinvested in lower yielding short-term investments. Also contributing to the decline in loan receivable average yields was a significant increase in non-performing loans. Non-performing loans were $371.0 million, $286.1 million and $208.1 million at December 31, 2010, 2009 and 2008, respectively.

The low interest rates during 2010 had a favorable impact on our net interest margin.

For the Year Ended December 31, 2009 as Compared to 2008

The decrease in net interest income primarily resulted from a significant reduction in earning assets and an increase in non-performing assets partially offset by an improvement in the net interest spread.

The decline in average earning assets reflects a management decision to reduce assets in order to improve liquidity and regulatory capital ratios. As a consequence, average loans during 2009 declined by $344.4 million compared to 2008 with $295.5 million of the average loan decline associated with the purchased residential loan portfolio. BankAtlantic experienced significant residential loan repayments due to the large volume of loan refinancing associated with historically low residential mortgage interest rates during 2009. During 2009, BankAtlantic reduced the purchase of tax certificates from $368.4 million during 2008 to $65.7 million during 2009 and sold $284 million of mortgage-backed securities.

Financial Services

(BankAtlantic Bancorp’s MD&A)

The net interest spread improved due to a change in our funding mix. BankAtlantic used the funds from deposit growth and the reduction in assets to repay FHLB advances and short term wholesale borrowings. The interest earning asset yield declines were primarily due to lower interest rates during 2009 compared to 2008, changes in the earning asset portfolio mix and a significant increase in non-performing loans. The lower interest rate environment during 2009 compared to 2008 had a significant impact on commercial, small business and consumer loan yields, as a majority of these loans have adjustable interest rates indexed to prime or LIBOR. The average prime interest rate declined from 8.05% at December 31, 2007 to 3.25% at December 31, 2009, and the average three-month LIBOR interest rate declined from 5.30% at December 31, 2007 to 0.69% at December 31, 2009. Additionally, average earning loan yields were adversely affected by a significant increase in non-performing loans.

The decline in interest bearing deposit rates reflects the lower interest rate environment and an increase in NOW deposit accounts. The increase in certificate accounts reflects higher average brokered deposit account balances during 2009 compared to 2008. Deposits which BankAtlantic receives in connection with its participation in the CDARS program from other participating CDARS institutions are included in BankAtlantic’s financial statements as brokered deposits. Average brokered deposits increased from $81.5 million during 2008 to $189.5 million during 2009, of which approximately 45% of average brokered deposits during 2009 consisted of CDARS related deposits.

In order to improve the net interest margin and lower borrowing costs in subsequent periods, BankAtlantic prepaid $692 million of FHLB advances during the fourth quarter of 2008. BankAtlantic funded the advance repayments with short term borrowings that were at significantly lower interest rates than the repaid advances.

The following table summarizes the changes in net interest income (in thousands):

	Year Ended December 31, 2010 Compared to 2009			Year Ended December 31, 2009 Compared to 2009
	Volume (a)	Rate	Total	Volume (a)	Rate	Total
Increase (decrease) due to:
Loans	$(26,589)	(2,802)	(29,391)	(15,383)	(46,421)	(61,804)
Taxable investment securities (b)	351	(17,957)	(17,606)	(20,988)	(6,725)	(27,713)
Federal funds sold	(38)	12	(26)	(65)	(656)	(721)

Total earning assets	(26,276)	(20,747)	(47,023)	(36,436)	(53,802)	(90,238)

Deposits:
Savings	13	(513)	(500)	(249)	(3,133)	(3,382)
NOW, money funds, and checking	1,428	(2,101)	(673)	519	(8,342)	(7,823)
Certificate accounts	(6,934)	(11,266)	(18,200)	2,641	(13,815)	(11,174)

Total deposits	(5,493)	(13,880)	(19,373)	2,911	(25,290)	(22,379)

Securities sold under agreements to repurchase	(96)	(95)	(191)	(73)	(2,389)	(2,462)
Advances from FHLB	(5,015)	(10,298)	(15,313)	(25,824)	(8,596)	(34,420)
Subordinated debentures	(26)	(130)	(156)	(154)	(499)	(653)

	(5,137)	(10,523)	(15,660)	(26,051)	(11,484)	(37,535)

Total interest bearing liabilities	(10,630)	(24,403)	(35,033)	(23,140)	(36,774)	(59,914)

Change in tax equivalent interest income	$(15,646)	3,656	(11,990)	(13,296)	(17,028)	(30,324)

(a)	Changes attributable to rate/volume have been allocated to volume.
(b)	Average balances were based on amortized cost.

Financial Services

(BankAtlantic Bancorp’s MD&A)

The decline in net interest income during 2010 was due primarily to the decline in average earning assets and a reduction in average yields on earning assets partially offset by lower rates on interest-bearing liabilities. Average earning assets declined by $604.3 million, reducing net interest income by $47.0 million. Average interest-bearing liabilities declined by $659.6 million, reducing interest expense by $35.0 million. Average interest-bearing liabilities declined more than average earnings assets due to an increase in non-interest bearing demand deposits of $93.2 million. The lower yields on total earning assets reduced interest income by $20.7 million while declines in interest rates on total interest bearing liabilities reduced interest expense by $24.4 million. As discussed above, the lower yields on interest earning assets reflect the declining interest rate environment as well as the funds obtained from the repayment of higher yielding securities and loans being reinvested in lower yielding short term investments. The lower rates on interest bearing liabilities reflect the maturity and prepayments of higher rate FHLB advances and other wholesale borrowings funded by the reduction in interest earning assets, and the lower interest rates on deposits due to industry trends.

The decline in net interest income during 2009 was primarily due to the decline in average earning assets and secondarily due to the decline in average yields on earning assets. Average earning assets declined by $765.6 million, reducing net interest income by $90.2 million. Average interest-bearing liabilities declined by $781.8 million, reducing interest expense by $59.9 million. The lower yields on total earning assets reduced interest income by $53.8 million while declines in interest rates on total interest bearing liabilities reduced interest expense by $36.8 million. As discussed above, the lower yields on interest earning assets reflect the effect of the significant decline during 2009 of LIBOR and prime interest rate indices on the interest rates on our loans in our portfolio.

BankAtlantic’s Asset Quality

Changes in the allowance for loan losses were as follows (in thousands):

	For the Years Ended December 31,
	2010	2009	2008	2007	2006
Balance, beginning of period	$173,588	125,572	94,020	43,602	41,192
Charge-offs:
Commercial non-mortgage	(996)	(516)	—	—	—
Commercial real estate loans	(86,426)	(96,300)	(60,057)	(12,562)	(7,000)
Small business	(7,873)	(9,105)	(4,886)	(2,554)	(951)
Consumer loans	(39,483)	(40,223)	(28,942)	(7,065)	(681)
Residential real estate loans	(18,305)	(23,264)	(4,816)	(461)	(239)

Continuing loan products	(153,083)	(169,408)	(98,701)	(22,642)	(8,871)
Discontinued loan products	—	(13)	—	—	(34)

Total charge-offs	(153,083)	(169,421)	(98,701)	(22,642)	(8,905)

Recoveries:
Commercial non-mortgage	98	492	7	96	291
Commercial real estate loans	1,337	700	—	304	419
Small business	626	494	428	417	566
Consumer loans	1,011	561	365	578	536
Residential real estate loans	1,166	912	397	15	348

Continuing loan products	4,238	3,159	1,197	1,410	2,160
Discontinued loan products	649	34	113	808	581

Total recoveries	4,887	3,193	1,310	2,218	2,741

Net charge-offs	(148,196)	(166,228)	(97,391)	(20,424)	(6,164)
Provision for loan losses	138,825	214,244	135,383	70,842	8,574
Transfer to held for sale	(2,908)
Transfer specific reserves to Parent Company	—	—	(6,440)	—	—

Balance, end of period	$161,309	173,588	125,572	94,020	43,602

Financial Services

(BankAtlantic Bancorp’s MD&A)

The decline in the provision for loan losses during the year ended December 31, 2010 as compared to 2009 reflects lower charge-offs, declines in loan balances and what we believe are indicators of slowing declines in property values during 2010 compared to 2009. The year-over-year increases in the provision for loan losses and charge-offs for 2007, 2008 and 2009 compared to the prior periods resulted primarily from the rapid decline in real estate values nationally, and in Florida, and the substantial downturn in the homebuilding industry coupled with the deteriorating economic environment that began in 2007. BankAtlantic has a high concentration of commercial borrowers in the homebuilding industry and the majority of its residential and consumer home equity loans are to retail customers. The ability of these retail customers to repay their loans is adversely affected by rising unemployment rates. In December 2009, the national unemployment rate rose to almost 10% and the Florida unemployment rate increased from 4.1% at December 31, 2007 to 7.6% at December 31, 2008, and stood at 11.8% at December 31, 2009. The Florida and national unemployment rates were 11.7% and 9.4%, respectively, at December 31, 2010. Rising national unemployment has resulted in higher delinquencies and foreclosures on residential real estate loans, including the jumbo residential loans which comprise the majority of our residential loan portfolio. We believe the stabilizing of the unemployment rate and the relative slowing of the rate of property value declines resulted in lower charge-offs and provisions for loan losses during 2010 compared to 2009. However, we believe that if real estate and general economic conditions and unemployment trends in Florida do not improve, the credit quality of our loan portfolio will continue to deteriorate, and we would expect an increase in loan delinquencies and non-accrual loan balances as well as additional provisions for loan losses in future periods. Additionally, if jumbo residential loan delinquencies and foreclosures continue to increase nationwide, additional provisions for losses in our residential loan portfolio may be required.

We continued to incur losses in our commercial residential real estate and consumer home equity loan portfolios. We also began experiencing higher losses during 2009 and 2010 in our commercial non-residential, residential and small business loan portfolios as the deteriorating economic environment has adversely impacted these borrowers. In response to these trends, we significantly reduced purchases of residential loans and tightened consumer home equity loan underwriting requirements for new loans and froze certain borrowers’ home equity loan commitments where borrowers’ current credit scores were significantly lower than at the date of loan origination or where current collateral values were substantially lower than at loan origination.

We believe that high unemployment and declining real estate values adversely impacted charge-off trends of commercial real estate, consumer home equity and residential loans. Commercial real estate loan charge-offs during 2010 and 2009 resulted primarily from our commercial residential development loans. The majority of the commercial residential loan charge-offs during 2010 and 2009 were from updated loan collateral fair value estimates reflecting the continued deterioration in the Florida residential real estate market. We are hopeful that charge-offs and non-performing commercial residential loans may have peaked and may decline in future periods due to significant reductions in outstanding balances from December 2008 to December 2010; however, this may not be the case, and we may experience the same or higher levels of charge-offs and non-accrual loans in this category. With respect to commercial nonresidential loans and small business loans, we expect that any impact on charge-offs in these loan categories will depend in large part on the Florida economy. However, if market conditions do not improve or deteriorate further, we would expect additional credit losses in these loan portfolios.

Financial Services

(BankAtlantic Bancorp’s MD&A)

At the indicated dates, BankAtlantic’s non-performing assets and other accruing impaired loans (contractually past due 90 days or more, performing impaired loans or troubled debt restructured loans) were (in thousands):

	As of December 31,
	2010	2009	2008	2007	2006
NON-PERFORMING ASSETS
Non-accrual assets:
Tax certificates	$3,636	2,161	1,441	2,094	632
Residential (1)	86,538	76,401	34,734	8,678	2,629
Commercial real estate (2)	243,299	167,867	161,947	165,818	—
Commercial non-mortgage	16,123	18,063	—	—	—
Small business	10,879	9,338	4,644	877	244
Consumer	14,120	14,451	6,763	3,218	1,563

Total non-accrual assets (3)	374,595	288,281	209,529	180,685	5,068

Repossessed assets:
Residential real estate	16,418	9,607	2,285	413	617
Commercial real estate	44,136	25,442	16,500	16,763	21,130
Small business real estate	3,693	580	260	—	—
Consumer real estate	81	306	—	40	—
Other repossessed assets	—	10	—	—	—

Total repossessed assets	64,328	35,945	19,045	17,216	21,747

Total non-performing assets	$438,923	324,226	228,574	197,901	26,815

Total non-performing assets as a percentage of:
Total assets	9.82	6.82	4.00	3.21	0.43

Loans, tax certificates and real estate owned	13.08	8.13	4.95	4.10	0.55

TOTAL ASSETS	$4,469,168	4,755,122	5,713,690	6,161,962	6,187,122

TOTAL LOANS, TAX CERTIFICATES AND NET REAL ESTATE OWNED	$3,355,711	3,987,248	4,620,956	4,827,114	4,907,660

Allowance for loan losses	$161,309	173,588	125,572	94,020	43,602

Tax certificates	$89,789	110,991	213,534	188,401	199,090

Allowance for tax certificate losses	$8,811	6,781	6,064	3,289	3,699

ACCRUING IMPAIRED LOANS
Contractually past due 90 days or more (4)	$—	9,960	15,721	—	—
Performing impaired loans (5)	11,880	6,150	—	—	163
Troubled debt restructured loans	96,006	107,642	25,843	2,488	—

TOTAL ACCRUING IMPAIRED LOANS	$107,886	123,752	41,564	2,488	163

(1)	Includes $38.9 million, $41.3 million and $20.8 million of interest-only residential loans as of December 31, 2010, 2009 and 2008, respectively.
(2)	Excluded from the above table as of December 31, 2010, 2009 and 2008 were $14.5 million, $44.9 million and $79.3 million, respectively, of commercial residential loans that were transferred to a work-out subsidiary of the Parent Company in March 2008.
(3)	Includes $143.8 million, $45.7 million and $2.3 million of troubled debt restructured loans as of December 31, 2010, 2009 and 2008, respectively.

Financial Services

(BankAtlantic Bancorp’s MD&A)

(4)	The majority of these loans had matured and the borrowers continue to make payments under the matured loan agreement or the loan had sufficient collateral to prevent a loss.
(5)	BankAtlantic believes that it will ultimately collect the principal and interest associated with these loans; however, the timing of the payments may not be in accordance with the contractual terms of the loan agreement.

Non-performing assets increased from $26.8 million at December 31, 2006 to $438.9 million at December 31, 2010 resulting primarily from a substantial increase in non-accrual loans.

The increase in non-accrual loans during the three year period ended December 31, 2010 reflects the general deterioration in the national and Florida economy, high unemployment, and the depressed residential real estate market as well as longer than historical time-frames to foreclose on and sell homes. Additionally, during 2010, the commercial non-residential real estate market continued to deteriorate resulting in an increase in troubled shopping centers, storage facilities, and office buildings. Residential non-accrual loans increased due to prolonged foreclosure time frames, declining property values and high unemployment rates. Non-accrual commercial non-mortgage and small business loans increased primarily due to the deteriorating financial condition of certain of our borrowers, which we believe is the result of Florida’s depressed economy and a reduction in consumer spending associated with high unemployment. The increase in commercial real estate non-accrual loans during the three year period ended December 31, 2010 reflects the migration of commercial residential loans to a non-accrual classification during the entire period as well as commercial non-residential loans migrating to non-accrual status during the year ended December 31, 2010.

The higher repossessed assets balances at December 31, 2010 compared to prior periods reflect increased foreclosures of commercial real estate and residential loans. BankAtlantic attempts to modify loans to credit worthy borrowers; however, the majority of BankAtlantic’s non-accrual commercial real estate loans are collateral dependent resulting in BankAtlantic having limited alternatives on such loans other than initiating the foreclosure process. We also initiate the foreclosure process on non-accrual residential loans upon unsuccessful loan modification attempts. As a consequence of the increase in non-accrual loans, we expect repossessed assets to significantly increase in the foreseeable future.

BankAtlantic’s other accruing impaired loans at December 31, 2010 and 2009 significantly increased compared to prior periods primarily due to an increase in troubled debt restructured loans (“TDR”). In response to current market conditions, BankAtlantic has developed loan modification programs for certain borrowers experiencing financial difficulties. During the year ended December 31, 2010 and 2009, BankAtlantic modified the terms of certain commercial, small business, residential and consumer home equity loans. Generally, the concessions made to borrowers experiencing financial difficulties included the reduction of the loan’s contractual interest rate, conversion of amortizing loans to interest only payments or the deferral of interest payments to the maturity date of the loan. Loans that are not delinquent at the date of TDR modification are generally not placed on non-accrual. TDR modified non-accrual loans are not returned to an accruing status and BankAtlantic does not reset days past due on delinquent TDR modified loans until the borrower demonstrates a sustained period of performance under the TDR modified terms, which is generally performance over a six month period. However, TDR modification of loans may not result in increased collections from the borrower, and TDR modified loans which return to an accruing status may subsequently be returned to nonaccrual status.

Financial Services

(BankAtlantic Bancorp’s MD&A)

BankAtlantic’s troubled debt restructured loans by loan type were as follows (in thousands):

	As of December 31,
	2010		2009		2008
	Non-accrual	Accruing	Non-accrual	Accruing	Non-accrual	Accruing
Commercial	$130,783	70,990	32,225	83,767	—	25,843
Small business	2,990	9,401	4,520	7,325	2,289	—
Consumer	3,070	12,638	1,774	12,969	—	—
Residential	6,917	2,977	7,178	3,580	—	—

Total	$143,760	96,006	45,697	107,641	2,289	25,843

BankAtlantic experienced unfavorable credit quality trends during 2010 in commercial loans collateralized by commercial retail income producing properties which make up the largest component of BankAtlantic’s non-accrual commercial real estate loans. As a consequence, we may experience higher credit losses in this loan class in future periods.

Financial Services

(BankAtlantic Bancorp’s MD&A)

BankAtlantic’s commercial loan portfolio includes large loan balance lending relationships. Seven relationships accounted for 54% of our $243.3 million of non-accrual commercial real estate loans as of December 31, 2010. The following table outlines general information about these relationships as of December 31, 2010 (in thousands):

Relationships	Unpaid Principal Balance	Recorded Investment	Specific Reserves	Date loan Originated	Date Placed on Nonaccrual	Default Date(3)	Collateral Type	Date of Last Full Appraisal
Residential Land Developers
Relationship No. 1 (1)	$41,233	16,858	358	Q3-2004	Q4-2008	Q4-2008	Land A&D(4)	Q4-2010

Commercial Land Developers
Relationship No. 2	14,000	14,000	6,975	Q2-2005	Q4-2010	(2)	Land A&D(4)	Q4-2009
Relationship No. 3	26,210	26,210	10,657	Q1-1995	Q4-2009	Q4-2009	Land A&D(4)	Q2-2010
Relationship No. 4	17,777	17,777	8,634	Q3-2006	Q1-2010	Q1-2010	Commercial mixed-use	Q4-2010

Total	57,987	57,987	26,266

Commercial Non-Residential Developers
Relationship No. 5	15,403	15,403	1,895	Q3-2007	Q4-2010	(2)	Construction 5+	Q1-2010
Relationship No. 6	25,079	25,079	8,359	Q3-2006	Q2-2010	(2)	Self Storage	Q2-2010
Relationship No. 7	16,331	16,331	4,147	Q1-2007	Q3-2010	(2)	Shopping Center	Q4-2010

Total	56,813	56,813	14,401

Total of Large Relationships	156,033	131,658	41,025

(1)	During 2010 and 2009, BankAtlantic recognized partial charge-offs on relationship No. 1 of $14.6 million and $8.1 million.
(2)	A modification was executed, and the loan is reported as a troubled debt restructured loan, but is not in default as of December 31, 2010.
(3)	The default date is defined as the date of the initial missed payment prior to default.
(4)	Acquisition and development (“A&D”).

The loans that comprise the above relationships are all collateral dependent. As such, we established specific reserves or recognized partial charge-offs on these loans based on our determination of the fair value of the collateral less costs to sell. The fair value of the collateral was determined using unadjusted third party appraisals for all relationships. BankAtlantic performs quarterly impairment analyses on these credit relationships and may reduce appraised values if market conditions significantly deteriorate subsequent to the appraisal date. However, BankAtlantic’s policy is to obtain a full appraisal within one year from the date of the prior appraisal, unless the loan is in the process of foreclosure. A new appraisal is obtained at the date of foreclosure.

Our residential loan portfolio does not include negative amortization, option ARM or subprime products; however, the majority of our residential loans are purchased residential jumbo loans and certain of these loans potentially have outstanding loan balances significantly higher than related collateral

Financial Services

(BankAtlantic Bancorp’s MD&A)

values as a result of real estate value declines in the housing markets. Additionally, loans that were originated during 2005, 2006 and 2007 have experienced greater deterioration in collateral value than loans originated in prior years resulting in higher loss experiences in these groups of loans. Also, we have residential loans in California, Florida, Arizona and Nevada, which are states that have experienced especially elevated foreclosures and delinquency rates.

Our purchased residential loan portfolio includes interest-only loans. The terms of these loans provide for possible future increases in a borrower’s loan payments when the contractually required repayments increase due to interest rate changes and the required amortization of the principal amount begins. These payment increases could affect a borrower’s ability to meet the debt service on or repay the loan and lead to increased defaults and losses which could result in additional provisions for residential loan losses.

At December 31, 2010, BankAtlantic’s residential loan portfolio included $550.2 million of interest-only loans. Approximately $54.9 million of interest only residential loans became fully amortizing during the year ending December 31, 2010 and $52.1 million of interest-only residential loans are scheduled to become amortizing loans during the year ending December 31, 2011.

The following table presents relevant data regarding our purchased residential loans by year of origination segregated by amortizing and interest only loans (dollars in thousands):

	Amortizing Purchased Residential Loans
Year of Origination	Unpaid Principal	Recorded Investment	LTV at Origination	Current LTV (1)	FICO Scores at Origination	Current FICO Scores (2)	Amount Delinquent	Debt Ratios at Origination (3)
2007	$42,249	40,916	65.04%	115.05%	741	740	6,273	33.32%
2006	49,081	47,887	70.79%	122.31%	736	721	5,709	35.83%
2005	67,760	64,927	73.88%	116.24%	725	714	11,851	35.83%
2004	294,404	292,274	68.39%	82.97%	733	726	23,025	34.79%
Prior to 2004	135,924	135,732	67.68%	60.06%	732	728	5,757	34.31%

	Interest Only Purchased Residential Loans
Year of Origination	Unpaid Principal	Recorded Investment	LTV at Origination	Current LTV (1)	FICO Scores at Origination	Current FICO Scores (2)	Amount Delinquent	Debt Ratios at Origination (3)
2007	$78,271	75,357	72.49%	129.40%	750	741	15,134	34.08%
2006	182,168	176,126	73.89%	124.26%	740	741	30,198	35.00%
2005	155,098	153,978	70.57%	118.40%	740	744	5,616	34.42%
2004	74,016	73,611	70.24%	99.12%	744	717	6,877	32.13%
Prior to 2004	71,174	71,174	58.42%	80.59%	742	733	2,197	31.90%

The following table presents relevant data regarding our purchased residential loans by geographic area segregated by amortizing and interest only loans (dollars in thousands):

	Amortizing Purchased Residential Loans
State	Unpaid Principal	Recorded Investment	LTV at Origination	Current LTV (1)	FICO Scores at Origination	Current FICO Scores (2)	Amount Delinquent	Debt Ratios at Origination (3)
Arizona	$10,706	10,510	68.02%	126.62%	729	735	1,227	32.91%
California	145,772	142,735	68.80%	87.30%	737	734	15,472	35.34%
Florida	85,754	83,537	69.37%	103.52%	723	710	12,059	35.08%
Nevada	6,585	6,585	71.29%	116.93%	743	734	570	36.62%
Other States	354,626	352,387	68.50%	82.71%	733	731	23,762	34.11%

Financial Services

(BankAtlantic Bancorp’s MD&A)

	Interest Only Purchased Residential Loans
State	Unpaid Principal	Recorded Investment	LTV at Origination	Current LTV (1)	FICO Scores at Origination	Current FICO Scores (2)	Amount Delinquent	Debt Ratios at Origination (3)
Arizona	$17,180	16,746	71.21%	148.12%	758	751	2,772	31.61%
California	161,445	158,305	70.44%	108.90%	741	736	21,153	33.78%
Florida	36,528	33,835	69.63%	141.25%	746	733	12,081	32.36%
Nevada	8,727	7,291	74.66%	197.75%	741	723	4,559	34.64%
Other States	336,847	334,067	70.20%	110.51%	741	742	19,455	34.31%

(1)	Current loan-to-values (“LTV”) for the majority of the portfolio were obtained as of the first quarter of 2010 from automated valuation models.
(2)	Current FICO scores based on borrowers for which FICO scores were available as of the second quarter of 2010.
(3)	Debt ratio is defined as the portion of the borrower’s income that goes towards debt service.

The table below presents the allocation of the allowance for loan losses by various loan classifications (“Allowance for Loan Losses”), the percent of allowance to each loan category (“ALL to gross loans percent”) and the percentage of loans in each category to gross loans (“Loans to gross loans percent”). The allowance shown in the table should not be interpreted as an indication that charge-offs in future periods will occur in these amounts or percentages or that the allowance accurately reflects future charge-off amounts or trends (dollars in thousands):

	December 31, 2010			December 31, 2009			December 31, 2008
	ALL by category	ALL to gross loans in each category	Loans by category to gross loans	ALL by category	ALL to gross loans in each category	Loans by category to gross loans	ALL by category	ALL to gross loans in each category	Loans by category to gross loans
Commercial non-mortgage	$10,786	8.05%	4.14%	4,515	2.94%	3.94%	3,173	2.22%	3.15%
Commercial real estate	83,029	8.70	29.46	91,658	7.71	30.49	75,850	5.44	30.69
Small business	11,514	3.80	9.35	7,998	2.56	8.02	8,133	2.49	7.20
Residential real estate	23,937	1.96	37.80	27,000	1.74	39.85	6,034	0.31	42.56
Consumer	32,043	5.14	19.25	42,417	6.14	17.70	32,382	4.35	16.40

	$161,309	4.98	100.00	173,588	4.45	100.00	125,572	2.76	100.00

	December 31, 2007			December 31, 2006
	ALL by category	ALL to gross loans in each category	Loans by category to gross loans	ALL by category	ALL to gross loans in each category	Loans by category to gross loans
Commercial non-mortgage	$2,668	2.04%	2.65%	2,359	1.50%	3.07%
Commercial real estate	72,948	4.51	32.78	24,632	1.28	37.54
Small business	4,576	1.44	6.43	4,495	1.58	5.57
Residential real estate	4,177	0.19	43.82	4,242	0.20	42.33
Consumer	9,651	1.37	14.32	7,874	1.34	11.49

	$94,020	1.90	100.00	43,602	0.85	100.00

Financial Services

(BankAtlantic Bancorp’s MD&A)

Included in allowance for loan losses in the above table were specific reserves. BankAtlantic’s specific reserves by loan type were as follows (in thousands):

	As of December 31,
	2010	2009	2008	2007	2006
Commercial non-mortgage	$9,020	174	—	594	—
Commercial real estate	62,986	42,523	29,208	17,015	—
Small business	2,936	753	300	200	—
Consumer	1,791	4,621	—	—	—
Residential	12,034	8,784	—	—	—

Total	$88,767	56,855	29,508	17,809	—

Residential real estate and home equity consumer loans that are 120 days past due are generally written down to estimated collateral value less costs to sell. As a consequence of longer than historical timeframes to foreclose and sell residential real estate and the rapid decline in residential real estate values where our collateral is located, BankAtlantic began performing quarterly impairment evaluations during 2009 on residential real estate and real estate secured consumer loans that were written down in prior periods to determine whether specific reserves were necessary for further estimated market value declines. BankAtlantic also may establish specific reserves on loans that are individually evaluated for impairment (generally commercial and small business loans). The significant increase in commercial loan specific reserves reflects declines in collateral values since December 31, 2006.

Commercial real estate loans account for the majority of the allowance for loan losses for each of the years in the five year period ended December 31, 2010. The commercial real estate loan allowance as of December 31, 2006 was associated with a slow-down in the homebuilding industry. The substantial increase in the commercial real estate allowance for loan losses during 2007, 2008 and 2009 resulted in large part from a rapid and prolonged deterioration in the Florida real estate market and the significant downturn in the residential real estate market nationally. During 2008 and 2007, home sales and median home prices declined significantly on a year-over-year basis in all major metropolitan areas in Florida, with conditions deteriorating rapidly during the fourth quarter of 2008 in response to the overall loss of confidence in the financial markets. The housing industry was experiencing a dramatic downturn and market conditions in the housing industry continued to worsen throughout 2008 reflecting, in part, decreased availability of mortgage financing for residential home buyers, reduced demand for new construction resulting in a significant over-supply of housing inventory, and increased foreclosure rates. During 2009, the decline in median home prices slowed and medium to low priced home sales began to recover from the 2008 lows. Also, during 2009 we began experiencing higher levels of commercial non-residential real estate classified assets and charge-offs resulting from declining real estate values and financial difficulties of our borrowers who experienced reduced cash flows from declining rental income. Accordingly, the allowance for loan losses for commercial real estate loans was increased to reflect higher estimated losses for this loan product as the then current economic and market conditions resulted in unfavorable delinquency trends. During 2010, we partially charged off or placed specific reserves on a significant portion of our commercial residential and commercial land loans. In addition, the balances of our commercial real estate loans declined significantly and the migration of loans to adversely classified risk ratings slowed resulting in a decrease in the commercial real estate quantitative allowance for loan losses at December 31, 2010 compared to December 31, 2009.

There are three categories of loans in our commercial residential loan portfolio that have resulted in the majority of losses in our commercial real estate loan portfolio. The loan balance in these categories aggregated $132.9 million at December 31, 2010 compared to $226.9 million at December 31, 2009. These categories are as follows:

The “builder land bank loan” category consisted of 4 loans and aggregated $10.6 million at December 31, 2010 compared to 7 loans aggregating $43.7 million at December 31, 2009. This category consists of land loans

Financial Services

(BankAtlantic Bancorp’s MD&A)

to borrowers who have or had land purchase option agreements with regional and/or national builders. These loans were originally underwritten based on projected sales of the developed lots to the builders/option holders, and timely repayment of the loans is primarily dependent upon the sale of the property pursuant to the options. If the lots are not sold as originally anticipated, the borrower may not be in a position to service the loan, with the likely result being an increase in loan losses in this category. All four loans in this category totaling $10.6 million were on nonaccrual at December 31, 2010 compared to six loans in this category totaling $42.6 million on non-accrual at December 31, 2009. BankAtlantic established $1.5 million and $23.2 million of specific reserves on these loans as of December 31, 2010 and 2009, respectively.

The “land acquisition and development loan” category consisted of 24 loans and aggregated $118.8 million at December 31, 2010 compared to 27 loans aggregating $171.9 million at December 31, 2009. This loan category generally consists of loans secured by residential land which is intended to be developed by the borrower and sold to homebuilders. These loans are generally underwritten more stringently than builder land bank loans, as an option agreement with a regional or national builder did not exist at the origination date. Thirteen loans in this category totaling $61.9 million were on nonaccrual at December 31, 2010 compared to ten loans totaling $60.2 million on non-accrual at December 31, 2009. BankAtlantic established $14.1 million and $7.1 million of specifics reserves on these loans as of December 31, 2010 and 2009, respectively.

The “land acquisition, development and construction loan” category consisted of 3 loans and aggregated $3.5 million at December 31, 2010 compared to 6 loans aggregating $11.3 million at December 31, 2009. This category generally consists of loans secured by residential land which will be fully developed by the borrower who may also construct homes on the property. These loans generally involve property with a longer investment and development horizon, are guaranteed by the borrower or individuals and/or are secured by additional collateral or equity such that it is expected that the borrower will have the ability to service the debt for a longer period of time. There were no loans in this category on nonaccrual at December 31, 2010 compared to one loan totaling $3.8 million on non-accrual at December 31, 2009.

During 2010, BankAtlantic experienced heightened delinquencies and charge-offs associated with commercial non-residential loans. Commercial non-residential loans generally represent permanent financing for income producing properties and financing for the construction of income producing properties. At December 31, 2010, BankAtlantic had $133.5 million of commercial non-residential loans on nonaccrual compared to $27.8 million at December 31, 2009.

The allowance for consumer loans has increased for each of the years in the four year period ended December 31, 2009, and declined at December 31, 2010 from 2009 levels. The increase during 2006 was largely associated with the growth in outstanding home equity loans throughout the period and the change in policy during 2004 to permit higher loan-to-value ratio loans based on Beacon scores. The increase in the allowance for loan losses for consumer loans during 2007 compared to 2006 reflects unfavorable home equity loan delinquency trends, higher non-performing home equity loans and a significant increase in charge-offs during the fourth quarter of 2007. The significant increase in the allowance for consumer loan losses during 2008 compared to 2007 was primarily due to a significant increase in consumer home equity loan charge-offs, higher non-performing loans and adverse delinquency trends. The adverse delinquency trends continued during 2009 as residential property values in Florida continued to decline. The decrease in the allowance for loan losses at December 31, 2010 compared to 2009 reflects what we believe to be declining charge-off and delinquency trends during 2010.

During 2007, the residential allowance for loan losses was maintained at 2006 levels as the portfolio experienced minimal credit losses and no adverse delinquency trends. During 2008, as property values nationwide declined and unemployment rates increased, our residential loan portfolio began experiencing

Financial Services

(BankAtlantic Bancorp’s MD&A)

unfavorable delinquency trends and increased charge-offs. These unfavorable delinquency trends accelerated throughout 2009 and remained at 2009 levels during 2010. Jumbo residential loan credit trends for loans originated in 2005, 2006 and 2007 displayed higher loss severity than loans originated in other years and losses on prime credit quality jumbo residential loans out-paced losses on other prime based loans during 2009. As a consequence of these adverse trends, the residential allowance for loan losses significantly increased at December 31, 2009 compared to the same 2008 and 2007 periods. During 2010, residential loan delinquencies and the loss severity on BankAtlantic’s non-performing residential loans stabilized resulting in a decline in the residential quantitative allowance for losses at December 31, 2010 compared to December 31, 2009. Residential home prices are forecasted to decline slightly in most markets during 2011 and improve during the year ended December 31, 2012. A decline in residential home prices during 2011 may also result in additional delinquencies and losses in our commercial residential real estate portfolio in subsequent periods.

The allowance for small business loan losses during 2007 was maintained at 2006 levels as delinquency trends and credit losses remained unchanged. As economic conditions worsened during the latter half of 2008, we began experiencing adverse trends and higher credit losses in our small business loan portfolio. In response to these adverse trends, we increased the small business allowance for loan losses significantly at December 31, 2008 compared to December 31, 2007. During 2009, the small business allowance for loan losses was maintained at 2008 levels as delinquencies and charge-offs trends stabilized. During 2010, small business delinquencies remained at 2009 levels while charge-offs declined; however, criticized small business loans increased from 2009 levels resulting in an increase in the small business allowance for loan losses at December 31, 2010 compared to December 31, 2009.

As discussed in Item 1A. under Risk Factors, and elsewhere in this annual report on Form 10-K, in the event of a sustained decline in real estate markets, and residential real estate in particular, and a sustained slowdown in the economy in general, we may experience further deterioration in the credit quality and performance of our loan portfolio. As a consequence, if conditions do not improve, we will experience an increase in levels of non-performing assets and these increases will likely be experienced across various loan categories.

BankAtlantic’s Non-Interest Income

The following table summarizes the significant components of and changes in non-interest income (in thousands):

	For the Years Ended December 31,			Change 2010 vs. 2009	Change 2009 vs. 2008
	2010	2009	2008
Service charges on deposits	$59,844	75,739	93,905	(15,895)	(18,166)
Other service charges and fees	30,140	29,542	28,959	598	583
Securities activities, net	2,864	11,161	2,395	(8,297)	8,766
Income from unconsolidated subsidiaries	—	479	1,509	(479)	(1,030)
Gains on sales of loans	259	467	265	(208)	202
Other	12,655	11,904	10,275	751	1,629

Non-interest income	$105,762	129,292	137,308	(23,530)	(8,016)

The lower revenues from service charges on deposits during each of the years in the three year period ended December 31, 2010 primarily resulted from lower overdraft fee income. This decrease in overdraft fee income reflects a decline in the total number of accounts which incurred overdraft fees and a decrease in the frequency of overdrafts per deposit account. We believe that the decline in the number of accounts incurring overdraft fees reflected our efforts to seek customers who maintain deposit accounts with higher balances, regulatory changes,

Financial Services

(BankAtlantic Bancorp’s MD&A)

and changes in customer behavior. The Federal Reserve adopted new overdraft rules (effective July 1, 2010 for new customers and August 15, 2010 for existing customers), which among other requirements, prohibit banks from automatically enrolling customers in overdraft protection programs. Additionally, Congress has established a consumer protection agency which may further limit the assessment of overdraft fees. In response to the changing industry practices and regulations, BankAtlantic during the fourth quarter of 2010 began converting certain deposit products to fee-based accounts that encourage higher checking account balances and the use of multiple bank products in order to eliminate or reduce fees. Additionally, during the first quarter of 2011 BankAtlantic revised its overdraft policies instituting a cap on the number of overdrafts, eliminating overdraft charges on small overdraft amounts and lowering the overdraft protection amount per day. We anticipate that these trends will continue and that our overdraft fee income will be lower in future periods partially offset by increased fees from the new deposit products and expanded use of the banks services by deposit customers.

The increase in service charges and fees during the year ended December 31, 2010 compared to the same 2009 period primarily resulted from higher interchange income from the use of check cards by our customers partially offset by lower fee income from our cruise ship operations. The increased interchange income reflects higher debit card transaction volume for 2010 compared to 2009.

The increase in other service charges and fees during 2009 compared to 2008 was primarily due to higher fees associated with a new vendor contract and an increase in cruise ship surcharge income associated with an increased number of automated teller machines (“ATM”) on cruise ships.

Securities activities, net during the year ended December 31, 2010 includes $3.1 million of gains from the sales of $43.8 million of agency securities and $11.9 million of municipal securities, respectively. The net proceeds from the sales of securities were used to enhance BankAtlantic’s liquidity. BankAtlantic also recognized a $0.3 million loss in connection with foreign currency derivative contracts entered into as an economic hedge of foreign currency in cruise ship ATMs.

Securities activities, net during the year ended December 31, 2009 includes $11.2 million of gains from the sale of $284.0 million of agency securities. The net proceeds from the sales of securities were used to pay down FHLB advances.

Securities activities, net during the year ended December 31, 2008 includes $1.0 million of gains from the sale of MasterCard International stock obtained in MasterCard’s initial public offering in September 2006. Additionally, BankAtlantic sold $210.4 million of agency securities and realized gains of $0.9 million. BankAtlantic also recognized gains of $0.4 million in connection with the execution of covered calls on its agency securities portfolio.

Income from unconsolidated subsidiaries for 2009 and 2008 represents $0.5 million and $0.5 million, respectively, of equity earnings in a joint venture that factors receivables. The factoring joint venture was consolidated as of January 1, 2010 upon the implementation of new accounting guidance for the consolidation of variable interest entities. The Company has limited the funding of the factoring joint venture to a maximum of $10 million.

Gains on loan sales during each of the years in the three year period ended December 31, 2010 were primarily from the sale of residential loans originated with the assistance of independent mortgage brokers. During the year ended December 31, 2010, BankAtlantic transferred $71.7 million of commercial loans to held for sale and sold $52.0 million of those loans.

Financial Services

(BankAtlantic Bancorp’s MD&A)

Other non-interest income consisted of the following (in thousands):

	For the Years Ended December 31,
	2010	2009	2008
Broker commissions	$3,901	3,969	2,100
Safe deposit box rental	1,200	1,183	1,136
Income from leases	1,149	1,127	1,291
Fee income	1,997	1,868	1,946
Other	4,408	3,757	3,802

Total other income	$12,655	11,904	10,275

The increase in other non-interest income for the year ended December 31, 2010 compared to the same 2009 period was primarily the result of $1.0 million received from BankAtlantic’s on-line banking service provider as a result of business interruption issues relating to the conversion to the service provider’s products. The above increases in other non-interest income were partially offset by $0.1 million of foreign currency exchange losses associated with foreign currency held in cruise ship ATMs and lower commissions from sales of investment products during 2010 compared to 2009.

The increase in other non-interest income for the year ended December 31, 2009 compared to the same 2008 period was primarily the result of higher commissions earned on the sale of investment products to BankAtlantic’s customers. Commissions from the sales of investment products for the year ended December 31, 2010, 2009 and 2008 were $3.9 million, $4.0 million and $2.1 million, respectively.

BankAtlantic’s Non-Interest Expense

The following table summarizes the significant components and changes in non-interest expense (in thousands):

	For the Years Ended December 31,			Change 2010 vs. 2009	Change 2009 vs. 2008
	2010	2009	2008
Employee compensation and benefits	$91,131	103,209	125,851	(12,078)	(22,642)
Occupancy and equipment	53,585	58,574	64,774	(4,989)	(6,200)
Advertising and promotion	8,305	8,395	16,056	(90)	(7,661)
Check losses	2,421	4,188	8,767	(1,767)	(4,579)
Professional fees	17,365	12,574	10,979	4,791	1,595
Supplies and postage	3,813	4,084	4,580	(271)	(496)
Telecommunication	2,513	2,464	4,430	49	(1,966)
Provision for tax certificates	4,552	3,388	7,286	1,164	(3,898)
Loss on sale of real estate held for development and sale	1,228	—	92	1,228	(92)
Impairment of real estate held for development and sale	—	3,871	1,169	(3,871)	2,702
Cost associated with debt redemption	60	7,463	1,238	(7,403)	6,225
Lease termination costs	3,601	2,156	199	1,445	1,957
Employee termination costs	3,971	2,024	2,171	1,947	(147)
Impairment of real estate held for sale	2,604	1,158	4,758	1,446	(3,600)
Impairment of real estate owned	6,064	4,124	1,465	1,940	2,659
Impairment of assets held for sale	4,469	—	—	4,469	—
Impairment of goodwill	—	9,124	48,284	(9,124)	(39,160)
FDIC special assessment	—	2,428	—	(2,428)	2,428
Gain (loss) on sale of real estate	997	(342)	124	1,339	(466)
Amortization of intangible assets	1,248	1,303	1,359	(55)	(56)
Other	28,388	28,614	27,041	(226)	1,573

Total non-interest expense	$236,315	258,799	330,623	(22,484)	(71,824)

Financial Services

(BankAtlantic Bancorp’s MD&A)

BankAtlantic’s non-interest expense for 2010, 2009 and 2008 was $236.3 million, $258.8 million and $330.6 million, respectively. Excluding $20.8 million, $29.9 million and $59.6 million of impairments and costs associated with debt redemptions, BankAtlantic’s non-interest expense would have been $215.5 million, $228.9 million and $271.1 million, for 2010, 2009 and 2008, respectively. The reduction in non-interest expense during the three year period reflects management’s efforts to reduce expenses and increase operating efficiencies. In response to the adverse economic environment, we consolidated certain back-office facilities, sold five central Florida stores, renegotiated vendor contracts, continued staff reductions, out-sourced certain back-office functions and initiated other targeted expense reduction programs. In January 2011, we agreed to sell 19 branches and 2 related facilities in the Tampa area and the associated deposits to PNC. The transaction is expected to close during June 2011 and we expect the sale of the Tampa branches to reduce annual non-interest expenses by approximately $15 to $20 million. Management continues to explore opportunities to further reduce operating expenses and increase operating efficiencies; however, we may not be successful in these efforts.

The substantial decline in employee compensation and benefits during each of the years in the three year period ended December 31, 2010 resulted primarily from workforce reductions, normal attrition, as well as declines in personnel related to reduced store lobby and call center hours. As a consequence of the work force reductions and normal attrition, the number of full-time equivalent employees declined from 2,385 at December 31, 2007 to 1,283 at December 31, 2010, or 46%. The decline in the work force resulted in lower employee benefits, payroll taxes and recruitment advertising. Also contributing to the decline in compensation was lower incentive bonuses during 2010 compared to 2009 and 2008. Incentive bonuses were $2.5 million, $6.1 million and $6.2 million during the years ended December 31, 2010, 2009 and 2008, respectively. BankAtlantic incurred lower employee benefit costs related to the discontinuation of the 401(k) Plan employer match and the employee profit sharing plan. Costs associated with these benefit Plans were $0, $0.7 million and $4.9 million for the years ended December 31, 2010, 2009 and 2008, respectively. Pension costs associated with BankAtlantic’s frozen defined benefit plan were $1.3 million and $2.0 million during 2010 and 2009 compared to a pension benefit of $0.2 million during 2008. Share-based compensation expense was $0.8 million, $2.0 million and $1.2 million during the years ended December 31, 2010, 2009 and 2008, respectively. The reduction in share based compensation expense reflects that no share based awards were granted to employees during 2009 and 2008 and the reversal of prior period share based compensation expense as the forfeiture rate on outstanding options was increased from 18% to 50% reflecting the significant reduction in the workforce throughout the three year period.

The decline in occupancy and equipment for each of the years in the three years ended December 31, 2010 primarily resulted from the consolidation of back-office facilities resulting in lower depreciation and rent expense. Depreciation and rent expenses were $16.2 million and $11.4 million for the year ended December 31, 2010 compared to $18.2 million and $12.8 million during year ended December 31, 2009, respectively, and $20.7 million and $14.6 million, respectively, during the year ended December 31, 2008. The remaining decline in occupancy and equipment expenses was primarily due to lower building maintenance, utilities and real estate taxes during the 2010 period compared to the same 2009 and 2008 periods.

During the year ended December 31, 2009, BankAtlantic modified its marketing focus from growing deposit account volume to enhancing BankAtlantic’s relationship with customers. As a result, BankAtlantic significantly reduced direct mail advertising and reduced gifts to customers upon the opening of deposit accounts. Direct mail advertising and customer gift expenses declined from $10.1 million for the year ended December 31, 2008 to $3.2 million and $2.4 million during the same 2009 and 2010 periods.

We believe that the substantial decline in check losses during each of the years in the three year period ended December 31, 2010 primarily related to revisions to our overdraft policies which began in 2008 as well as lower volume of new account growth.

Financial Services

(BankAtlantic Bancorp’s MD&A)

The higher professional fees during the year ended December 31, 2010 compared to the same 2009 period primarily resulted from legal and related costs in connection with the class-action securities litigation and secondarily from legal costs associated with tax certificate litigation, loan modifications and loan work-outs. Legal expenses were $11.4 million during the year ended December 31, 2010 compared to $8.3 million during the same 2009 period. Legal expenses during the year ended December 31, 2010 were partially offset by $4.5 million of insurance reimbursements in connection with the class action securities litigation. During 2010, litigation costs on cases alleging claims covered by insurance exceeded the deductible under our director and officer liability insurance and we began receiving eligible cost reimbursements from the insurance carrier. Insurance claim reimbursements are recognized as a reduction to legal fees when the claim is approved by the insurance carrier. In December 2010 our insurance carrier for claims under our director and officer liability insurance denied insurance coverage in connection with the class action securities litigation for both the defense costs and any unfavorable judgment against the Company on the grounds that the jury found intentional wrongful acts by certain senior executive officers of the Company. While the Company disputes the validity of the denial of coverage, the Company does not expect to receive additional reimbursement for litigation costs associated with the class action securities litigation, unless the Company is able to successfully contest the denial of insurance coverage. Additionally, BankAtlantic engaged consulting firms during 2010 for assistance in process improvements and efficiency initiatives as well as evaluating sources of non-interest income. Consulting fees were $1.5 million during 2010 compared to $0.6 million during the same 2009 period.

The higher professional fees for 2009 compared to 2008 were mainly associated with legal costs in connection with loan modifications, commercial loan work-outs, class-action securities litigation and tax certificate activities litigation.

The lower telecommunication costs for the years ended December 31, 2010 and 2009 compared to the same 2008 period primarily resulted from switching during 2008 to a new vendor on more favorable terms.

The provision for tax certificate losses for each of the years in the three year period ended December 31, 2010 reflect charge-offs and increases in the allowance for tax certificate losses associated with certificates acquired through bulk purchases in markets which are now distressed. We ceased the bulk acquisition of tax certificates and our out-of-state tax certificate portfolio has been reduced through redemptions.

Loss on the sale of real estate held for development and sale during the year ended December 31, 2010 reflects the sale of a real estate project for a loss shown on the above table. The loss on the sale of real estate held for development and sale during the year ended December 31, 2008 reflects the sale of vertical construction associated with the real estate project.

Impairment of real estate held for development and sale during the years ended December 31, 2009 and 2008 represent fair value adjustments to real estate inventory associated with the real estate project described above.

The costs associated with debt redemptions during the year ended December 31, 2010 reflects the prepayment of a $2 million FHLB advance obligation and $0.7 million repayment of a mortgage-backed bond that was scheduled to mature in September 2013.

The costs associated with debt redemptions were the result of prepayment penalties incurred upon the prepayment of $760 million and $692 million of FHLB advances in 2009 and 2008, respectively. The prepayments in 2009 and 2008 were part of our effort to improve our liquidity and net interest margin as short term borrowing interest rates were at historical lows.

Lease termination costs and impairment of real estate held for sale represent impairments associated with the decision to sell properties or terminate leases acquired for future branch expansion prior to December 2007.

Financial Services

(BankAtlantic Bancorp’s MD&A)

Employee termination costs reflect severance charges in connection with workforce reductions in each of the years in the three year period ended December 31, 2010.

Real estate owned impairments during 2010 and 2009 reflect a $3.6 million and $3.1 million write-down associated with a real estate development acquired during the fourth quarter of 2006 when BankAtlantic took possession of the collateral securing a land acquisition and development loan and, secondarily, from write-downs of residential, commercial and tax certificate real estate owned. Impairment of real estate owned during 2008 was primarily associated with properties in distressed markets acquired through tax certificate activities.

The impairment of assets held for sale relates to a management decision to pursue a sale of BankAtlantic’s Tampa branches. As a consequence, BankAtlantic reclassified its Tampa office properties and equipment to held-for-sale and recognized a $4.5 million impairment charge at the transfer date.

BankAtlantic tests goodwill for potential impairment annually or during interim periods if impairment indicators exist. Based on the results of an interim impairment evaluation, BankAtlantic recorded an impairment charge of $9.1 million during the three months ended March 31, 2009. BankAtlantic performed its annual goodwill impairment test as of September 30, 2010 and determined that its remaining goodwill of $13.1 million in its capital services reporting unit was not impaired, as the fair value of our capital services reporting unit exceeded the fair value of the net assets by $14.1 million. If market conditions do not improve or deteriorate further, BankAtlantic may recognize additional goodwill impairment charges in future periods.

Based on the results of a goodwill impairment evaluation during 2008, BankAtlantic recorded an impairment charge of $48.3 million. All goodwill in the amount of $31.0 million relating to BankAtlantic’s commercial lending reporting unit and all goodwill in the amount of $17.3 million relating to BankAtlantic’s community banking reporting unit were determined to be impaired. The impairments in the community banking and commercial lending business units reflect the on-going negative trends in the financial services industry affecting the Company’s market capitalization and the credit quality of BankAtlantic’s loan portfolios.

In October 2008, the FDIC adopted a restoration plan to restore its insurance fund to a predefined level. In June 2009, the FDIC imposed a special assessment on all depository institutions of five basis points on adjusted total assets. BankAtlantic’s portion of the FDIC depository institution special assessment was $2.4 million.

During the year ended December 31, 2010, 2009, and 2008 BankAtlantic sold $25.9 million, $6.4 million and $3.7 million, respectively, of real estate owned for losses and gains as shown on the above table.

Amortization of intangible assets consisted of the amortization of acquired core deposit intangible assets, which are being amortized over an estimated life of ten years.

Other expenses during the year ended December 31, 2010 remained at 2009 levels as higher deposit insurance premiums and the costs to manage and sell real estate owned were partially offset by lower operating expenses. The increase in other non-interest expense for the year ended December 31, 2009 compared to the same 2008 period relates to higher deposit insurance premiums. BankAtlantic’s deposit insurance premiums were $10.1 million, $8.6 million and $2.8 million for the years ended December 31, 2010, 2009 and 2008, respectively. These higher deposit insurance premiums were partially offset by lower general operating expenses relating management’s expense reduction initiatives.

Financial Services

(BankAtlantic Bancorp’s MD&A)

BankAtlantic’s Provision for Income Taxes

	For the Years Ended December 31,			Change 2010 vs. 2009	Change 2009 vs. 2008
($ in thousands)	2010	2009	2008
Loss before income taxes	$(118,044)	(180,427)	(135,050)	62,383	(45,377)
Benefit/(provision) for income taxes	2,134	31,719	(31,094)	(29,585)	62,813

BankAtlantic net loss	$(115,910)	(148,708)	(166,144)	32,798	17,436

Effective tax rate	1.81%	17.58%	-23.02%

Due to BankAtlantic’s recent history of losses and the sustained deterioration in economic conditions, BankAtlantic maintains a deferred tax valuation allowance for its entire amount of net deferred tax assets. The benefit for income taxes during 2010 primarily represents a reduction in the deferred tax valuation allowance from continuing operations to reflect the future taxable income associated with unrealized gains in accumulated other comprehensive income. The 2009 benefit for income taxes was due primarily to a change in tax laws in November 2009 that extended the net operating loss carry back period for 2009 taxable losses from two years to five years which resulted in BankAtlantic recognizing a $31.7 million income tax benefit.

The difference between the effective tax rate and the expected federal income tax rate of 35% during 2008 was due primarily to the disallowance of tax benefits associated with losses during 2008 and net deferred tax assets as a result of the establishment of a deferred tax valuation allowance.

BankAtlantic Bancorp Parent Company’s Results of Operations

The following table is a condensed income statement summarizing the Parent Company’s segment results of operations (in thousands):

	For the Years Ended December 31,			Change 2010 vs. 2009	Change 2009 vs. 2008
	2010	2009	2008
Net interest income (expense):
Interest income on loans	$228	352	261	(124)	91
Interest and dividend income on investments	72	221	1,184	(149)	(963)
Interest expense on junior subordinated debentures	(14,872)	(15,535)	(21,262)	663	5,727

Net interest expense	(14,572)	(14,962)	(19,817)	390	4,855
Provision for loan losses	(5,536)	(18,414)	(24,418)	12,878	6,004

Net interest expense after Provision for loan losses	(20,108)	(33,376)	(44,235)	13,268	10,859

Non-interest income:
Income from unconsolidated subsidiaries	1,054	487	600	567	(113)
Securities activities, net	—	19	(356)	(19)	375
Other income	1,257	1,058	1,027	199	31

Non-interest income	2,311	1,564	1,271	747	293

Non-interest expense:
Employee compensation and benefits	2,819	5,036	3,046	(2,217)	1,990
Professional fees	3,074	2,055	1,782	1,019	273
Advertising and promotion	293	251	279	42	(28)
Other	2,857	1,658	3,634	1,199	(1,976)

Non-interest expense	9,043	9,000	8,741	43	259

Loss before income taxes	(26,840)	(40,812)	(51,705)	13,972	10,893
(Provision) benefit for income taxes	—	—	(1,395)	—	1,395

Parent Company loss	$(26,840)	(40,812)	(53,100)	13,972	12,288

Financial Services

(BankAtlantic Bancorp’s MD&A)

Parent Company interest on loans during 2010, 2009 and 2008 represented interest income from two commercial real estate loans acquired in a March 2008 loan transfer from BankAtlantic that were returned to an accrual status during 2008 as the borrowers’ cash flow improved upon obtaining tenants for properties serving as collateral.

Interest and dividend income on investments during the years ended December 31, 2010 and 2009 were comprised primarily of earnings from a BankAtlantic reverse repurchase agreement account and dividends from an equity investment. Interest and dividend income on investments during the year ended December 31, 2008 was comprised primarily of interest and dividends associated with a portfolio of debt and equity securities managed by a money manager as well as earnings from a reverse repurchase account with BankAtlantic. Earnings from the BankAtlantic reverse repurchase account were $17,000, $28,000 and $0.2 million, respectively, during the years ended December 31, 2010, 2009 and 2008.

Interest expense for the years ended December 31, 2010, 2009 and 2008 represents interest expense recognized on the Parent Company’s junior subordinated debentures. The decline in interest expense reflects the historically low three month LIBOR interest rates during 2009 and 2010. The decline in interest rates was partially offset by deferred interest on the junior subordinated debentures. As previously discussed, the Parent Company has elected to defer the payment of interest on all of its junior subordinated debentures, commencing with the first quarter of 2009. The Parent Company is permitted under the terms of its obligations to defer interest payments for up to 20 consecutive quarterly periods. During the deferral period, interest will continue to accrue on the debentures and on the deferred interest, and the Company will continue to recognize such deferred interest as interest expense in its financial statements. As a consequence, the Parent Company’s junior subordinated debentures average balances increased from $300.0 million during 2009 to $314.1 million during 2010. Average interest rates on junior subordinated debentures decreased from 5.18% during the year ended December 31, 2009 to 4.73% during the same 2010 period due to a decrease in LIBOR.

Income from unconsolidated subsidiaries during 2010, 2009 and 2008 represents equity earnings from trusts formed to issue trust preferred securities.

During the year ended December 31, 2009, the Parent Company redeemed its investment in a private equity security for a $1.5 million gain and sold shares of Stifel common stock received from the sale of Ryan Beck for a $0.1 million gain. Also, during 2009 the Parent Company recognized a $1.6 million other-than-temporary decline in value from an equity investment in an unrelated financial institution.

During 2008, the Parent Company sold $54.2 million of equity securities from its managed investment portfolio, $108.4 million of Stifel common stock and warrants to acquire 722,586 shares of Stifel common stock for a net gain of $4.2 million. The majority of the $181.8 million of proceeds from the sale of securities and warrants was used to purchase $94.5 million of non-performing loans from BankAtlantic and to contribute $65 million of capital to BankAtlantic. The Parent Company also recognized other-than-temporary impairment charges of $4.6 million associated with an investment in a private limited partnership and an equity investment in a private placement.

Other income during the year ended December 31, 2010 included $0.1 million of gains on the sale of loans. The majority of other income during the years ended December 31, 2010, 2009 and 2008 primarily represent fees charged to BankAtlantic for executive management services. These fees are eliminated in the Company’s consolidated financial statements.

The Parent Company’s compensation expense during the years ended December 31, 2010, 2009 and 2008 represents salaries, benefits and incentives for executive officers and administrative personnel. The higher

Financial Services

(BankAtlantic Bancorp’s MD&A)

compensation expense during 2009 compared to 2010 and 2008 primarily reflects higher incentive performance bonuses during 2009. Incentive performance bonuses based on specific performance criteria were $0.2 million, $2.9 million and $1.6 million during the years ended December 31, 2010, 2009 and 2008, respectively.

The increase in professional fees during 2010 primarily resulted from higher consulting costs associated with investment banking and other advisory services. Consulting costs were $1.5 million, $0.3 million and $0.6 million during the years ended December 31, 2010, 2009 and 2008, respectively. The remaining professional fees were legal costs during each of the years in the three year period ended December 31, 2010. The legal fees were incurred in connection with an investigation by the SEC, general corporate matters and foreclosure costs associated with non-performing loans held in a work-out subsidiary of the Parent Company.

Advertising costs during each of the years in the three year period ended December 31, 2010 represents investor relations expenditures, the cost of shareholder correspondence and the annual meeting of shareholders.

Included other expenses during the years ended December 31, 2010, 2009 and 2008 were property management costs and real estate owned losses of $1.9 million, $0.9 million and $2.5 million, respectively. The Parent Company also incurred $0.2 million of loan servicing fees paid to BankAtlantic for each of the years ended December 31, 2010, 2009 and 2008 related to the loans held by its asset workout subsidiary. Also included in other expenses for the years ended December 31, 2010, 2009 and 2008 were $0.6 million, $0.3 million and $0.3 million, respectively, of fees paid to BFC for investor relations, risk management, real estate advisory and human resources services provided to the Parent Company by BFC.

The Parent company did not recognize a tax benefit in connection with its 2010 and 2009 losses. The Parent Company recognized a provision for income taxes of $1.4 million in 2008. These amounts represent effective tax rates of 0%, 0% and 2.65% for 2010, 2009 and 2008, respectively. The change in the Parent Company’s effective tax rate during the periods was primarily due to the disallowance of tax benefits associated with the Parent Company’s 2010, 2009 and 2008 losses as a result of a deferred tax valuation allowance established during 2008 on the Parent Company’s net deferred tax assets.

Credit Quality

To provide greater flexibility in holding and managing non-performing loans and to improve BankAtlantic’s financial condition, the Parent Company formed an asset workout subsidiary which acquired non-performing commercial real estate and commercial residential real estate loans from BankAtlantic for $94.8 million in cash on March 31, 2008. BankAtlantic transferred $101.5 million of non-performing loans to the Parent Company’s subsidiary at the loan’s carrying value inclusive of $6.4 million in specific allowances for loan losses and $0.3 million of escrow balances. The work-out subsidiary of the Parent Company entered into a servicing arrangement with BankAtlantic with respect to these loans.

Financial Services

(BankAtlantic Bancorp’s MD&A)

The composition of non-performing loans acquired from BankAtlantic as of March 31, 2008 was as follows (in thousands):

Amount
Nonaccrual loans:
Commercial residential real estate:
Builder land loans	$32,039
Land acquisition and development	19,809
Land acquisition, development and Construction	34,915

Total commercial residential real estate	86,763
Commercial non-residential real estate	14,731

Total non-accrual loans	101,494
Allowance for loan losses — specific reserves	(6,440)

Non-accrual loans, net	$95,054

The composition of the transferred non-performing loans and real estate owned at the indicated dates was as follows (in thousands):

	December 31, 2010	December 31, 2009
Non-accrual loans:
Commercial residential real estate:
Builder land loans	$3,743	14,060
Land acquisition and development	3,605	10,376
Land acquisition, development and construction	1,637	14,903

Total commercial residential real estate	8,985	39,339
Commercial non-residential real estate	5,523	5,558

Total non-accrual loans	14,508	44,897
Allowance for loan losses — specific reserves	(830)	(13,630)

Non-accrual loans, net	13,678	31,267
Performing commercial non-residential loans, net of allowance for loan losses	2,811	3,116

Loans receivable, net	$16,489	34,383

Real estate owned	$10,160	10,532

During the year ended December 31, 2010, the Parent Company foreclosed on a $5.7 million land acquisition, development and construction loan, and a $7.9 million builder land bank loan. The properties obtained from foreclosures were sold for cash proceeds of $9.8 million. The work-out subsidiary also received $0.4 million of loan principal repayments during the year ended December 31, 2010.

During the year ended December 31, 2009, the Parent Company’s work-out subsidiary received proceeds of $6.3 million from loan payments and the sale of a foreclosed property, transferred a $1.0 million loan from non-accrual to performing, charged-down $16.5 million of loans and foreclosed on five properties aggregating $10.5 million.

Financial Services

(BankAtlantic Bancorp’s MD&A)

The Parent Company’s non-accrual loans include large loan balance lending relationships. Three relationships account for 75% of its $14.5 million of non-accrual loans as of December 31, 2010. The following table outlines general information about these relationships as of December 31, 2010 (in thousands):

Relationships	Unpaid Principal Balance	Outstanding Balance	Specific Reserves	Date loan Originated	Date Placed on Nonaccrual	Default Date (3)	Collateral Type (4)	Date of Last Full Appraisal
Commercial Business
Relationship No. 1	5,523	5,523	830	Q4-2005	Q4-2007	Q4-2007	Commercial Land	Q4-2010

Residential Land Developers
Relationship No. 2 (1)	19,881	3,743	—	Q1-2005	Q4-2007	Q1-2008	Builder Land	Q4-2010
Relationship No. 3 (2)	7,383	1,639		Q1-2006	Q1-2008	Q1-2008	Land A&D	Q2-2010

Total Residential Land Developers	27,264	5,382	—

Total	32,787	10,905	830

(1)	During 2008, 2009 and 2010, the Parent Company recognized partial charge-offs on relationship No. 2 of $12.0 million, $1.7 million and $2.3 million, respectively.
(2)	During 2010, the Parent Company recognized partial charge-offs on relationship No. 3 aggregating $5.7 million.
(3)	The default date is defined as the date of the initial missed payment prior to default.
(4)	Acquisition and development (“A&D”).

The loans that comprise the above relationships are all collateral dependent. As such, we established specific reserves or recognized partial charge-offs on these loans based on the fair value of the collateral less costs to sell. The fair value of the collateral was determined using unadjusted third party appraisals for all relationships. Management performs quarterly impairment analyses on these credit relationships subsequent to the date of the appraisal and may reduce appraised values if market conditions significantly deteriorate subsequent to the appraisal date. However, our policy is to obtain a full appraisal within one year from the date of the prior appraisal, unless the loan is in the process of foreclosure. A full appraisal is obtained at the date of foreclosure.

Changes in the Parent Company’s allowance for loan losses were as follows (in thousands):

	For the Years Ended December 31,
	2010	2009
Balance, beginning of period	$13,630	11,685
Loans charged-off	(18,222)	(16,469)
Recoveries of loans previously charged-off	—	—

Net (charge-offs)	(18,222)	(16,469)
Transfer to held for sale	(114)	—
Provision for loan losses	5,536	18,414

Balance, end of period	$830	13,630

The provision for loan losses during the year ended December 31, 2010 and 2009 resulted from additional impairments due to updated loan collateral fair value estimates reflecting the continued deterioration in the Florida residential real estate market. As previously stated, if market conditions do not improve in the Florida real estate market, additional provisions for loan losses and charge-offs may be required in subsequent periods.

Financial Services

(BankAtlantic Bancorp’s MD&A)

Liquidity and Capital Resources

BankAtlantic Bancorp Parent Company

On November 1, 2011, BankAtlantic Bancorp entered into a definitive agreement to sell BankAtlantic to BB&T. In acquiring BankAtlantic, based on September 30, 2011 balances BB&T will acquire approximately $2.1 billion in loans and assume approximately $3.3 billion in deposits. The deposit premium estimated to be $301 million based on the September 30, 2011 balances, represents 9.05% of total deposits and 10.32% of non-CD deposits at September 30, 2011. The deposit premium will be increased or decreased based upon the average daily closing balance of non-CD deposits during a specified pre-closing period provided that the deposit premium will not exceed $315.9 million. As part of the transaction, BankAtlantic will distribute to BankAtlantic Bancorp specifically identified assets, including certain performing and non-performing loans and tax certificates, real estate owned, and related reserves, which in the aggregate was recorded on the balance sheet of BankAtlantic at approximately $623.6 million as of September 30, 2011. At September 30, 2011, the assets to be distributed included approximately $271.3 million of performing loans, $315.2 million of non-performing loans, of which $96.5 million were paying as agreed, $18.7 million in tax certificates, $83.4 million of real estate owned, and reserves related to these assets totaling $81.9 million. At the closing of the transaction, the sum of the deposit premium and the net asset value of BankAtlantic as calculated pursuant to the terms of the agreement as of the closing after giving effect to the distribution of the assets described above will be paid in cash. If the sum is a positive number it will be paid by BB&T to BankAtlantic Bancorp, and if the sum is a negative number it will be paid by BankAtlantic Bancorp to BB&T. The agreement also requires that BankAtlantic Bancorp pay all accrued deferred interest to its Trust Preferred Securities holders at the next scheduled payment date subsequent to closing. Closing of the transaction is subject to receipt of required regulatory approvals and other customary closing conditions. The holders of certain of BankAtlantic Bancorp’s trust preferred securities have brought litigation against BankAtlantic Bancorp, which could result in, among other things, the consummation of the transaction being enjoined or the acceleration of the amounts outstanding under the trust preferred securities.

On October 21, 2011, BankAtlantic Bancorp received notification from NYSE Regulation, Inc. that BankAtlantic Bancorp is currently below the continued listing criteria established by the NYSE because, as of October 14, 2011, BankAtlantic Bancorp’s average market capitalization for the preceding 30-day trading period was $48.9 million. Listed companies with shareholders equity of less than $50 million, such as BankAtlantic Bancorp, are required to maintain an average market capitalization of at least $50 million for any consecutive 30-day trading period. The NYSE’s market capitalization and equity requirements are based on BankAtlantic Bancorp’s publicly traded Class A Common Stock. Under the NYSE’s rules, BankAtlantic Bancorp is required to submit a business plan (the “Plan”) to the NYSE within 45 days after the date of the Notice, in which BankAtlantic Bancorp must advise the NYSE of the actions it expects to take in order to comply with the NYSE’s continued listing standards within 18 months after the date of the Notice. BankAtlantic Bancorp’s Class A Common Stock will continue to be listed and traded on the NYSE during this period, subject to the NYSE’s acceptance of the Plan, and BankAtlantic Bancorp’s compliance with the Plan and the other continued listing standards of the NYSE. BankAtlantic Bancorp expects to work with the NYSE with respect to curing the deficiency, and the Company’s market capitalization at November 7, 2011 was $78.2 million. Additionally, the Parent Company expects that it will meet the NYSE listing criteria upon completion of the sale of BankAtlantic to BB&T in accordance with the terms of the agreement described above. The market price of BankAtlantic Bancorp’s Class A Common Stock is subject to significant volatility and it may decrease in the future and cause BankAtlantic Bancorp to fail to comply with the NYSE requirements for continued listing.

Currently, the Parent Company’s principal source of liquidity is its cash and funds obtained from its wholly-owned work-out subsidiary. The Parent Company also may obtain funds through the issuance of equity and debt securities and through dividends, although no dividends from BankAtlantic are anticipated or contemplated for the foreseeable future. The Parent Company has used its funds to contribute capital to its subsidiaries, and fund

Financial Services

(BankAtlantic Bancorp’s MD&A)

operations, including funding servicing costs and real estate owned operating expenses of its wholly-owned work-out subsidiary. At September 30, 2011 and December 31, 2010, BankAtlantic Bancorp had approximately $333.3 million and $322.4 million, respectively, of junior subordinated debentures outstanding with maturities ranging from 2032 through 2037. The aggregate annual interest obligations on this indebtedness totaled approximately $15.0 million and $14.3 million, based on interest rates at September 30, 2011 and at December 31, 2010, respectively, which are generally indexed to three-month LIBOR. In order to preserve liquidity in the current economic environment, the Parent Company elected in February 2009 to commence deferring interest payments on all of its outstanding junior subordinated debentures and to cease paying cash dividends on its common stock. The terms of the junior subordinated debentures and the trust documents allow the Parent Company to defer payments of interest for up to 20 consecutive quarterly periods without default or penalty. During the deferral period, the respective trusts have suspended the declaration and payment of dividends on the trust preferred securities. The deferral election began as of March 2009, and regularly scheduled quarterly interest payments aggregating $39.1 million that would otherwise have been paid during the 33 months ended September 30, 2011 were deferred. The Parent Company has the ability under the junior subordinated debentures to continue to defer interest payments for up to another 9 consecutive quarterly periods through ongoing appropriate notices to each of the trustees, and will make a decision each quarter as to whether to continue the deferral of interest. During the deferral period, interest will continue to accrue on the junior subordinated debentures at the stated coupon rate, including on the deferred interest, and the Parent Company will continue to record the interest expense associated with the junior subordinated debentures. During the deferral period, the Parent Company may not, among other things and with limited exceptions, pay cash dividends on or repurchase its common stock nor make any payment on outstanding debt obligations that rank equally with or junior to the junior subordinated debentures. The Parent Company may end the deferral period by paying all accrued and unpaid interest. If the Parent Company continues to defer interest on its junior subordinated debentures through the year ended December 31, 2013, it will owe an aggregate of approximately $74.0 million of unpaid interest based on average interest rates as of September 30, 2011. BankAtlantic Bancorp’s financial condition could be adversely affected if interest payments continue to be deferred. If the sale of BankAtlantic to BB&T is consummated pursuant to the November 1, 2011 agreement, the Parent Company will pay the outstanding deferred interest in connection with the closing. See Note 23 to BFC’s unaudited consolidated financial statements included in this joint proxy statement/prospectus for a description of BankAtlantic Bancorp’s commitment to pay the outstanding deferred interest in connection with the consummation of the BB&T transaction.

The Parent Company has not received dividends from BankAtlantic since the year ended December 31, 2008. The ability of BankAtlantic to pay dividends or make other distributions to the Parent Company in subsequent periods is subject to regulatory approval as provided in the Bank Order. It is unlikely that the regulators will approve a dividend from BankAtlantic based on BankAtlantic’s results and other matters set forth in the Bank Order. As such, the Parent Company does not expect to receive cash dividends from BankAtlantic for the foreseeable future. The Parent Company may receive dividends from its asset work-out subsidiary upon the monetizing of the subsidiaries’ non-performing loans and real estate owned. However, the Parent Company may not be able to monetize the loans or real estate owned on acceptable terms, if at all.

In February 2010, BankAtlantic Bancorp filed a registration statement with the SEC registering to offer, from time to time, up to $75 million of Class A Common Stock, preferred stock, subscription rights, warrants or debt securities. A description of the securities offered and the expected use of the net proceeds from any sales will be outlined in a prospectus supplement if and when offered. On July 20, 2010, BankAtlantic Bancorp completed a rights offering under the registration statement issuing an aggregate of approximately 2.7 million shares of Class A Common Stock for net proceeds of approximately $20 million. On June 16, 2011, BankAtlantic Bancorp completed a second rights offering under the registration statement issuing approximately 3.0 million shares of Class A Common Stock for net proceeds of approximately $11.0 million. As a result, $43.7

Financial Services

(BankAtlantic Bancorp’s MD&A)

million of securities remain available for future issuance under this registration statement. The Parent Company utilized the proceeds from these rights offerings to make capital contributions to BankAtlantic.

The Parent Company is generally required to provide BankAtlantic with managerial assistance and capital. Any such financing could be sought through public or private offerings, in privately negotiated transactions or otherwise. Any financing involving the issuance of BankAtlantic Bancorp’s Class A Common Stock or securities convertible or exercisable for BankAtlantic Bancorp’s Class A Common Stock could be highly dilutive for its existing shareholders. Such financing may not be available to BankAtlantic Bancorp on favorable terms or at all.

The Parent Company had the following cash and investments that it believes provide a source for potential liquidity at September 30, 2011.

	As of September 30, 2011
(in thousands)	Carrying Value	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Estimated Fair Value
Cash and cash equivalents	$2,195	—	—	2,195
Securities available for sale	10	—	1	9

Total	$2,205	—	1	2,204

The non-performing loans transferred to the wholly-owned subsidiary of BankAtlantic Bancorp may also provide a potential source of liquidity through workouts, repayments of the loans or sales of interests in the subsidiary. The balance of these loans and real estate owned at September 30, 2011 was $21.3 million. During the nine months ended September 30, 2011 and year ended December 31, 2010, the Parent Company received net cash flows of $2.1 million and $10.2 million, respectively, from its work-out subsidiary. The Parent Company does not have debt maturing until March 2032 and has the ability to defer interest payments on its junior subordinated debentures until December 2013.

BankAtlantic Liquidity and Capital Resources

BankAtlantic’s primary sources of funds are deposits; principal repayments of loans, tax certificates and securities available for sale; proceeds from the sale of loans, securities available for sale and real estate owned; proceeds from advances from FHLB; Treasury and Federal Reserve lending programs; interest payments on loans and securities; capital contributions from the Parent Company and other funds generated by operations. These funds are primarily utilized to fund loan disbursements and purchases, deposit outflows, repayments of advances from FHLB and other borrowings, purchases of tax certificates and securities available for sale, acquisitions of properties and equipment, and operating expenses. BankAtlantic’s liquidity will depend on its ability to generate sufficient cash to support loan demand, to meet deposit withdrawals, and to pay operating expenses. BankAtlantic’s securities portfolio provides an internal source of liquidity through its short-term investments as well as scheduled maturities and interest payments. Loan repayments and loan sales also provide an internal source of liquidity. BankAtlantic maintained excess cash balances during the nine months ended September 30, 2011 in order to fund the June 2011 sale of the Tampa branch network and improve liquidity and its risk-based regulatory capital ratios. BankAtlantic’s liquidity is also dependent, in part, on its ability to maintain or increase deposit levels and availability under lines of credit and Treasury and Federal Reserve lending programs. BankAtlantic’s ability to increase or maintain deposits is impacted by competition from other financial institutions and alternative investments as well as the current low interest rate environment. Such competition, an increase in interest rates or an increase in liquidity needs, may require BankAtlantic to offer higher interest rates to maintain deposits, which may not be successful in generating deposits, and which would increase its cost of funds or reduce its net interest income. BankAtlantic is restricted by banking regulators from offering interest rates on its deposits which are significantly higher than market area rates.

Financial Services

(BankAtlantic Bancorp’s MD&A)

BankAtlantic’s unused lines of credit decreased from $843 million as of December 31, 2010 to $623 million as of September 30, 2011 due to lower loan and securities available for sale collateral balances partially offset by lower FHLB advance balances. The FHLB has granted BankAtlantic a line of credit capped at 30% of assets subject to available collateral, with a maximum term of ten years. BankAtlantic utilized its FHLB line of credit to obtain an $85 million letter of credit primarily securing public deposits as of September 30, 2011. There were no FHLB borrowings outstanding as of September 30, 2011. The line of credit is secured by a blanket lien on BankAtlantic’s residential mortgage loans and certain commercial real estate and consumer home equity loans. BankAtlantic’s unused available borrowings under this line of credit were approximately $547 million at September 30, 2011. An additional source of liquidity for BankAtlantic is its securities portfolio. As of September 30, 2011, BankAtlantic had $41 million of unpledged securities that could be sold or pledged for additional borrowings with the FHLB, the Federal Reserve or other financial institutions. BankAtlantic is a participating institution in the Federal Reserve Treasury Investment Program for up to $1.5 million in funding and, at September 30, 2011, BankAtlantic had $1.0 million of short-term borrowings outstanding under this program. BankAtlantic is also eligible to participate in the Federal Reserve’s discount window program under its secondary credit program. The amount that can be borrowed under this program is dependent on the delivery of collateral to the Federal Reserve, and BankAtlantic had unused available borrowings of approximately $34.7 million as of September 30, 2011, with no amounts outstanding under this program at September 30, 2011. We are not permitted to incur day-light overdrafts in our Federal Reserve bank account and accordingly, our intent is to continue to maintain sufficient funds at the Federal Reserve to support intraday activity BankAtlantic’s current lines of credit may not be available when needed as these lines of credit are subject to periodic review and may be terminated or reduced at the discretion of the issuing institutions or reduced based on availability of qualifying collateral. Additionally, interest rate changes, additional collateral requirements, disruptions in the capital markets, deterioration in BankAtlantic’s financial condition, litigation or regulatory action may make borrowings unavailable or make terms of the borrowings and deposits less favorable. There is a risk that our cost of funds will increase and that the borrowing capacity from funding sources may decrease, all of these factors could have material adverse effect on BankAtlantic’s liquidity.

At September 30, 2011, BankAtlantic had no securities sold under agreements to repurchase outstanding. During the second quarter of 2011, BankAtlantic discontinued entering into repurchase agreements with its customers and transferred $12.2 million of securities sold under repurchase agreements to non-interest bearing deposits in June 2011. Additionally, BankAtlantic had total cash on hand with other financial institutions of $574.4 million at September 30, 2011.

Included in deposits at September 30, 2011 was $6.0 million in brokered deposits. BankAtlantic is currently restricted by its regulators from acquiring additional brokered deposits or renewing its existing brokered deposits, and expects the balance of its brokered deposits to continue to decline.

BankAtlantic’s liquidity may be affected by unforeseen demands on cash. Our objective in managing liquidity is to maintain sufficient resources of available liquid assets to address our funding needs. Multiple market disruptions and regulatory actions may make it more difficult for us and for financial institutions in general to borrow money. We cannot predict with any degree of certainty how long these adverse market conditions may continue, nor can we anticipate the degree to which such market conditions may impact our operations. Deterioration in the performance of other financial institutions may adversely impact the ability of all financial institutions to access liquidity. Further deterioration in the financial markets or adverse regulatory actions may further impact us or result in additional market-wide liquidity problems, and affect our liquidity position. We believe BankAtlantic has improved its liquidity position during the year ended December 31, 2010 and the nine months ended September 30, 2011 by paying down borrowings and reducing assets.

Financial Services

(BankAtlantic Bancorp’s MD&A)

BankAtlantic’s commitment to originate loans was $23.4 million at September 30, 2011 compared to $23.3 million at December 31, 2010 and $49.3 million at September 30, 2010. At September 30, 2011 and December 31, 2010, total loan commitments represented approximately 0.92% and 0.80%, respectively, of net loans receivable.

A significant source of our liquidity is repayments and maturities of loans and securities. The table below presents the contractual principal repayments and maturity dates of our loan portfolio and securities available for sale at December 31, 2010. The total amount of principal repayments on loans and securities contractually due after December 31, 2011 was $2.8 billion, of which $1.1 billion have fixed interest rates and $1.7 billion have floating or adjustable interest rates. Actual principal repayments may vary from the amounts due at scheduled payment dates where the borrower fails to make all or a portion of the required payments or BankAtlantic agrees to extend the scheduled payment dates and/or modifies the amount due on such dates. The table below represents the amounts due based on the contractual terms of the loans or securities and actual principal repayments may differ from information shown below (in thousands):

	Outstanding at December 31,	For the Period Ending December 31,
	2010	2011	2012-2013	2014-2018	2019-2023	2024-2028	>2028
Commercial real estate	$1,112,291	444,144	318,351	201,850	112,638	34,583	725
Residential real estate	1,222,194	18,336	3,797	48,285	147,424	18,723	985,629
Consumer	623,387	4,534	13,580	427,531	170,210	7,532	—
Commercial business	233,241	151,529	19,635	58,022	4,055	—	—

Total loans	$3,191,113	618,543	355,363	735,688	434,327	60,839	986,354

Total securities available for sale (1)	$423,071	180,317	61,873	565	27,299	28,849	124,168

(1)	Does not include $1.3 million of equity securities.

Loan maturities and sensitivity of loans to changes in interest rates for commercial business and real estate construction loans at December 31, 2010 were (in thousands):

	Commercial Business	Real Estate Construction	Total
One year or less	$169,475	131,979	301,454
Over one year, but less than five years	60,094	11,738	71,832
Over five years	3,673	1,340	5,013

	$233,242	145,057	378,299

Due After One Year:
Pre-determined interest rate	$62,928	10,529	73,457
Floating or adjustable interest rate	839	2,549	3,388

	$63,767	13,078	76,845

Financial Services

(BankAtlantic Bancorp’s MD&A)

BankAtlantic’s geographic loan concentration based on outstanding loan balances at December 31, 2010 was:

Florida	64%
Eastern U.S.A.	19%
Western U.S.A.	14%
Central U.S.A	3%

100%

The loan concentration for loans BankAtlantic originated is primarily in Florida. The concentration in locations other than Florida relates primarily to purchased wholesale residential real estate loans.

BankAtlantic’s actual capital amounts and ratios are presented in the table below and are compared to the prompt corrective action (“PCA”) “well capitalized” requirements and the capital requirements set forth in the Bank Order (dollars in thousands):

	Actual		PCA Defined Well Capitalized		Bank Order Requirements
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2011:
Total risk-based capital	$358,517	14.96%	$239,606	10.00%	$335,448	14.00%
Tier I risk-based capital	$306,059	12.77%	$143,764	6.00%
Tangible capital	$306,059	8.29%	$55,371	1.50%
Tier 1/Core capital	$306,059	8.29%	$184,750	5.00%	$295,313	8.00%
As of December 31, 2010:
Total risk-based capital	$334,601	11.72%	$285,541	10.00%
Tier I risk-based capital	$276,362	9.68%	$171,325	6.00%
Tangible capital	$276,362	6.22%	$66,672	1.50%
Tier 1/Core capital	$276,362	6.22%	$222,240	5.00%

Pursuant to the Bank Order, BankAtlantic was required to attain by June 30, 2011 and maintain a Tier 1/Core capital ratio equal to or greater than 8% and a total risk-based capital ratio equal to or greater than 14%. BankAtlantic historically maintained its regulatory capital ratios at levels that exceeded prompt corrective action “well capitalized” requirements; however, based on BankAtlantic’s risk profile, the OTS raised its regulatory capital requirements above the “well capitalized” amounts. The Parent Company and BankAtlantic will seek to maintain the higher capital requirements under the Bank Order through efforts that may include the issuance of the Parent Company’s Class A Common Stock through a public or private offering. Additionally, BankAtlantic may continue to seek to reduce its asset size in order to improve its regulatory capital ratios, although this may make it more difficult to achieve profitability. BankAtlantic Bancorp may not be successful in raising additional capital in subsequent periods upon favorable terms, or at all. The inability to raise capital or otherwise continue to meet regulatory requirements in the future would have a material adverse impact on BankAtlantic Bancorp’s business, results of operations and financial condition.

Financial Services

(BankAtlantic Bancorp’s MD&A)

Consolidated Cash Flows — Years Ended December 31, 2010, 2009 and 2008

A summary of our consolidated cash flows follows (in thousands):

	For the Years Ended December 31,
	2010	2009	2008
Net cash provided by (used in):
Operating activities	$117,766	30,949	64,138
Investing activities	336,314	869,633	292,495
Financing activities	(175,119)	(824,742)	(322,250)

Increase in cash and cash equivalents	$278,961	75,840	34,383

The increase in cash flows from operating activities during 2010 compared to 2009 primarily reflects a decline in other assets associated with the $31.7 million net operating loss carryback cash receipts and lower operating expenses during 2010 compared to 2009.

The decrease in cash flows from operating activities during 2009 compared to 2008 was primarily due to an increase in other assets reflecting the $31.3 million prepayment of FDIC insurance assessments and lower non-interest expenses partially offset by a decline in net interest income and non-interest income.

The decrease in cash flows from investing activities during 2010 compared to 2009 primarily resulted from the higher purchases of short-term securities available for sale and tax certificates during 2010 compared to 2009. The decrease in investing activities from securities purchases was partially offset by higher loan repayments and loan sales during 2010 compared to 2009.

The increase in cash flows from investing activities during 2009 compared to 2008 primarily resulted from a decline in interest earning assets as loan and securities repayments exceeded loan originations and securities purchased. Additionally, in order to further reduce assets during 2009, the Company sold securities available for sale. The Company reduced its total assets during 2009 and 2008 in order to improve its liquidity and regulatory capital levels in response to the difficult economic environment.

The increase in cash flows from financing activities during 2010 compared to 2009 primarily resulted from the significant prepayment of FHLB and short term borrowings during 2009. FHLB advance and short term borrowing balances declined from $1,251.5 million at December 31, 2008 to $309.3 million at December 31, 2009 to $192.8 million at December 31, 2010. The above increases in cash flows from financing activities were partially offset by a decline in deposit balances during 2010 compared to an increase in deposit balances during 2009.

The decrease in cash flows from financing activities during 2009 compared to 2008 resulted from the prepayment of FHLB advances and short term borrowings. Funds from the repayment of loans and the sales of securities available for sale were used to repay borrowings. The above declines in financing cash flows were partially offset by proceeds from the issuance of common stock and deposit growth.

Financial Services

(BankAtlantic Bancorp’s MD&A)

Contractual Obligations and Off Balance Sheet Arrangements

The table below summarizes the contractual obligations and off-balance sheet arrangements as of September 30, 2011 (in thousands):

	Payments Due by Period (1)(2)
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Time deposits	$409,167	326,432	65,171	16,050	1,514
Long-term debt	355,333	—	61,138	—	294,195
Operating lease obligations held for sublease	15,010	706	1,286	1,292	11,726
Operating lease obligations held for use	31,564	5,161	8,218	4,931	13,254
Pension obligation	18,443	1,496	3,155	3,545	10,247
Other obligations	11,406	3,406	6,400	1,600	—

Total contractual cash obligations	$840,923	337,201	145,368	27,418	330,936

(1)	Payments due by period are based on contractual maturities
(2)	The above table excludes interest payments on interest bearing liabilities

INFORMATION ABOUT BLUEGREEN

Certain of the information contained within this “Information About Bluegreen” section has been derived or excerpted from Bluegreen’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 31, 2011, and Bluegreen’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, filed with the SEC on November 14, 2011. Unless stated to the contrary or the context otherwise requires, references to the “Company,” “we,” “us,” “our,” or “Bluegreen” within this “Information About Bluegreen” section refer to Bluegreen Corporation and its consolidated subsidiaries.

BUSINESS

Overview

We are a sales, marketing and management company, primarily focused on the vacation ownership industry. Our business has historically been conducted through two operating segments — our resorts business segment (“Bluegreen Resorts”) and our residential communities business segment (“Bluegreen Communities”).

Our continuing operations relate to Bluegreen Resorts. Bluegreen Resorts markets, sells and manages vacation ownership interests (“VOIs”) in resorts, which are generally located in popular, high-volume, “drive-to” vacation destinations, and were either developed or acquired by us or developed by others, in which case we earn fees for providing these services. VOIs in our resorts and those sold by us on behalf of others typically entitle the buyer to use resort accommodations through an annual or biennial allotment of “points” which represent their ownership and beneficial use rights in perpetuity in the Bluegreen Vacation Club (supported by an underlying deeded VOI held in trust for the buyer). Owners in the Bluegreen Vacation Club may stay in any of our 59 resorts or take advantage of an exchange program offered by a third-party world-wide vacation ownership exchange network of over 4,000 resorts and other vacation experiences, such as cruises and hotel stays. Bluegreen Resorts also provides property and homeowners’ association management services, VOI title services, mortgage servicing and resort amenity operational services. In addition, Bluegreen Resorts provides financing to individual purchasers of VOIs, which provides significant interest income to us.

Bluegreen Communities acquires, develops and subdivides property and markets residential homesites, the majority of which are sold directly to retail customers seeking to build a home generally in the future, in some cases on properties featuring a golf course and other related amenities. Bluegreen Communities also has realty and daily-fee golf course operations.

On March 24, 2011, we announced that we had engaged advisors to explore strategic alternatives for Bluegreen Communities, including a possible sale of the division. Based on its analysis of information and the available options presented to it, on June 30, 2011, our board of directors made the determination to seek to sell Bluegreen Communities or all or substantially all of its assets. As a consequence, we determined that Bluegreen Communities met the criteria for classification as discontinued operations and, accordingly, the operating results of Bluegreen Communities, which prior to June 30, 2011 were presented as a separate reporting segment, are included in discontinued operations in the accompanying statements of operations. In addition, the assets related to Bluegreen Communities which we intend to sell at this time are presented separately on the accompanying consolidated balance sheets as “assets held for sale.” The assets held for sale primarily consist of Bluegreen Communities’ real estate assets valued on our books at $87.8 million and $30.3 million as of December 31, 2010 and September 30, 2011, respectively. This decrease in the carrying amount of the assets held for sale is primarily the result of a $57.8 million non-cash charge recorded during the nine months ended September 30, 2011 to write down the value of Bluegreen Communities’ assets to estimated fair value less cost to sell. The fair value as of September 30, 2011 of Bluegreen Communities’ assets held for sale was derived based on the sale price under the Purchase and Sale Agreement discussed below.

On October 12, 2011, a Purchase and Sale Agreement was entered into between seven of our subsidiaries and Southstar. The agreement provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities for a purchase price of $31.5 million in cash. Assets excluded from the sale primarily include Bluegreen Communities’ notes receivable portfolio. Southstar also agreed to pay an amount equal to 20% of the net proceeds (as calculated in accordance with the terms of the agreement) it receives upon its sale, if any, of two specified parcels of real estate to be purchased by Southstar under the agreement. As the transaction is an asset sale, liabilities not assumed by Southstar under the agreement and liabilities related to Bluegreen Communities’ operations prior to the closing of the transaction will be retained by our subsidiaries.

Southstar has delivered two cash deposits totaling $300,000 under the terms of the agreement, $50,000 of which was non-refundable and deemed earned under the agreement and paid to us, and $250,000 of which is being held in escrow pending closing. Under the terms of the agreement, Southstar is entitled to have a portion of its deposit refunded to it under certain limited circumstances, including if there is a breach of the agreement by one or more of our subsidiaries which is not cured within the applicable cure period, and upon certain casualty and condemnation events. On November 4, 2011, the agreement was amended to increase the non-refundable portion of Southstar’s initial $300,000 deposit to $150,000, to expressly note the satisfaction of certain of the closing conditions and to provide Southstar with additional time to complete its due diligence and pay an additional $200,000 deposit. On November 9, 2011, Southstar confirmed that it had completed its remaining title and survey due diligence and paid the additional $200,000 deposit. The parties have outlined a process to complete due diligence, and determine remediation, if necessary, on one potential environmental issue.

The agreement contains certain representations and warranties on the part of our subsidiaries and Southstar which we believe to be customary for transactions of this nature, as well as certain covenants, including non-competition and other restrictive covenants. The closing of the transaction remains subject to the parties’ receipt of all required consents and certain other customary closing conditions, including the performance by the parties of their respective obligations under the agreement. The agreement provides for the transaction to be consummated no later than March 2, 2012; provided that the closing may be extended until a date no later than April 2, 2012 to the extent necessary for all required consents to the transfer of certain operating contracts related to Bluegreen Communities’ business to be obtained. Southstar has advised us that it needs to obtain debt and/or equity financing in order to close the transaction, but obtaining such financing is not a closing condition. There can be no assurance that the transaction will be consummated on the contemplated terms, including in the contemplated time frame, or at all.

Bluegreen Resorts

From its inception in 1994, Bluegreen Resorts has been involved in the vacation ownership industry. As of September 30, 2011, we were selling VOIs in the Bluegreen Vacation Club at 21 sales offices at resorts located in the United States and Aruba. We believe the Bluegreen Vacation Club allows our VOI owners to customize their vacation experience in a more flexible manner than traditional fixed-week vacation ownership programs. A deeded real estate interest in a Bluegreen Vacation Club VOI in any of our resorts entitles the buyer to an annual or biennial allotment of “points” in perpetuity. Club members may use their points to stay in one of 29 Bluegreen Vacation Club — Club Resorts and 30 other Club Associate Resorts as well as having access to other vacation options, including cruises and stays at over 4,000 resorts offered through Resort Condominiums International, LLC (“RCI”), an unaffiliated external exchange network. Club members who acquired or upgraded their VOIs on or after November 1, 2007 also have access to 23 Shell Vacation Club (“Shell”) resorts, through our Select Connections™ joint venture with Shell. Shell is an unaffiliated privately-held resort developer. The following table lists the Bluegreen Vacation Club — Club Resorts and Club Associate Resorts:

Bluegreen Vacation Club	Location

Club Resorts (1)

Daytona SeaBreeze (2)	Daytona Beach Shores, Florida
The Hammocks at Marathon (2)	Marathon, Florida
The Fountains (2)	Orlando, Florida
Orlando’s Sunshine Resort (2)	Orlando, Florida
Casa del Mar Beach Resort (2)	Ormond Beach, Florida

Grande Villas at World Golf Village (2)	St. Augustine, Florida
Solara Surfside (2)	Surfside, Florida
Bluegreen Club La Pension (2)	New Orleans, Louisiana
Mountain Run at Boyne (2)	Boyne Falls, Michigan
The Falls Village (2)	Branson, Missouri
Paradise Point Resort (2)(3)	Hollister, Missouri
Bluegreen Wilderness Club at Big Cedar (2)(3)	Ridgedale, Missouri
Bluegreen Wilderness Club at Long Creek Ranch (2)(3)	Ridgedale, Missouri
BG Club 36 (2)	Las Vegas, Nevada
Bluegreen at Atlantic Palace (2)	Atlantic City, New Jersey
The Suites at Hershey (2)	Hershey, Pennsylvania
The Lodge Alley Inn (2)	Charleston, South Carolina
Carolina Grande (2)	Myrtle Beach, South Carolina
Harbour Lights (2)	Myrtle Beach, South Carolina
SeaGlass Tower (2)	Myrtle Beach, South Carolina
Shore Crest Vacation Villas I & II (2)	North Myrtle Beach, South Carolina
MountainLoft (2)	Gatlinburg, Tennessee
Laurel Crest (2)	Pigeon Forge, Tennessee
Shenandoah Crossing (2)	Gordonsville, Virginia
Bluegreen Wilderness Traveler at Shenandoah (2)	Gordonsville, Virginia
BG Patrick Henry Square (2)	Williamsburg, Virginia
Bluegreen Odyssey Dells (2)	Wisconsin Dells, Wisconsin
Christmas Mountain Village (2)	Wisconsin Dells, Wisconsin
La Cabana Beach and Racquet Club (4)	Oranjestad, Aruba

Club Associate Resorts (1)

Paradise Isle Resort	Gulf Shores, Alabama
Shoreline Towers Resort	Gulf Shores, Alabama
Cibola Vista Resort and Spa (2)(5)	Peoria, Arizona
Blue Water Resort at Cable Beach (2)(5)	Cable Beach, Nassau, Bahamas
Via Roma Beach Resort (2)	Bradenton Beach, Florida
Dolphin Beach Club (2)	Daytona Beach Shores, Florida
Fantasy Island Resort II (2)	Daytona Beach Shores, Florida
Mariner’s Boathouse and Beach Resort	Fort Myers Beach, Florida
Tropical Sands Resort	Fort Myers Beach, Florida
Windward Passage Resort	Fort Myers Beach, Florida
Gulfstream Manor (2)	Gulfstream, Florida
Resort Sixty-Six (2)	Holmes Beach, Florida
Outrigger Beach Club (2)	Ormond Beach, Florida
Landmark Holiday Beach Resort	Panama City Beach, Florida
Ocean Towers Beach Club	Panama City Beach, Florida
Panama City Resort & Club	Panama City Beach, Florida
Surfrider Beach Club	Sanibel Island, Florida
Petit Crest Villas at Big Canoe	Marble Hill, Georgia
The Studio Homes at Ellis Square (2)(5)	Savannah, Georgia
Pono Kai Resort (2)	Kapaa (Kauai), Hawaii
The Breakers Resort (2)(5)	Dennis Port, Massachusetts
The Soundings Seaside Resort (2)(5)	Dennis Port, Massachusetts
Lake Condominiums at Big Sky	Big Sky, Montana
South Mountain Resort (2)(5)	Lincoln, New Hampshire
Manhattan Club (5)	New York City, New York
Foxrun Townhouses	Lake Lure, North Carolina
Sandcastle Village II	New Bern, North Carolina
Waterwood Townhouses	New Bern, North Carolina
Players Club	Hilton Head Island, South Carolina
Parkside Williamsburg Resort (2) (5)	Williamsburg, Virginia

(1)	References to “Club Resorts” refer to resorts where we developed or acquired a significant number of VOIs associated with the resorts, even if substantially all of the VOIs in the property have been sold to consumers. References to “Club Associate Resorts” refer to resorts within the Bluegreen Vacation Club where we did not acquire or develop a significant number of the VOIs associated with the resorts.
(2)	This resort is managed by Bluegreen Resorts Management, Inc., one of our wholly-owned subsidiaries.
(3)	This resort is being developed, marketed and sold by Bluegreen/Big Cedar Vacations, LLC, a joint venture with Big Cedar, LLC. We own a 51% interest in this joint venture and the joint venture’s results of operations, cash flows and financial position are included in our consolidated financial statements.
(4)	This resort is managed by Casa Grande Cooperative Association I, which has subcontracted with Bluegreen Resorts Management, Inc. to provide management consulting services to the resort.
(5)	This resort is a Club Associate Resort as a result of our sales of VOIs in the resort as part of our fee-based services business.

Throughout this joint proxy statement/prospectus, “estimated remaining life-of-project sales” assumes the aggregate sales of the existing, currently under construction or development, and planned VOIs or homesites, at current retail prices. “Segment operating profit (loss)” is operating profit (loss) of a business segment prior to the allocation of corporate overhead, interest income, other income and expense items, interest expense, non-controlling interests, provision for income taxes, discontinued operations, restructuring charges and goodwill impairment charges.

During 2010 and the nine months ended September 30, 2011, we continued to expand our fee-based service business. We believe that we can leverage our expertise in sales and marketing, mortgage servicing, fee-based management services, title and construction management by offering these fee-based services to third party timeshare developers and property owners’ associations. Our fee-based services business generates positive cash flows and typically requires less capital investment than our traditional vacation ownership business.

Since our inception, we have generated approximately 372,000 VOI sales transactions, which include over 15,000 VOI sales transactions on behalf of third-party developers. Bluegreen Resorts’ estimated remaining life-of-project sales of Bluegreen-owned inventory at September 30, 2011 were approximately $2.9 billion, including approximately $1.0 billion which relates to fully developed inventory. For the year ended December 31, 2010, Bluegreen Resorts recognized system-wide sales and segment operating profit of $297.9 million and $15.7 million, respectively. The 2010 segment operating profit reflects a non-cash charge of $69.7 million to increase the allowance for loan losses on our VOI notes receivable generated prior to December 15, 2008 (the date we implemented Fair Isaac Corporation (“FICO®”) based credit underwriting standards). For the nine months ended September 30, 2011, Bluegreen Resorts recognized system-wide sales and segment operating profit of $228.6 million and $44.8 million, respectively.

We also offer a sampler program that allows purchasers of this product to enjoy substantially the same amenities, activities and services offered to Bluegreen Vacation Club members during a trial period, which is generally one or two years. We believe that we benefit from the sampler program as it gives us an opportunity to market our VOIs to customers when they use their trial memberships at our resorts and to recapture a portion of the costs incurred in connection with the initial marketing to prospective customers.

In addition to the sampler program described above, we use a variety of methods to attract prospective purchasers of VOIs including marketing of mini-vacations either through face-to-face contact at retail and leisure locations or through telemarketing campaigns and marketing to current owners of VOIs.

Purchasers of VOIs are required to make a down payment of at least 10% of the VOI sales price and, subject to meeting eligibility requirements, may finance the balance of the sales price over a period of up to ten years. As part of our continued efforts to improve our cash flows from operations, beginning in 2009, we began incentivizing our sales associates to encourage higher cash down payments, and as a result, we have increased both the percentage of our sales that are 100% cash and our average down payment on financed sales. Including down payments received on financed sales, 54% of our sales during the year ended December 31, 2010 and 55% of our sales during the nine months ended September 30, 2011 were paid in cash within approximately 30 days from the contract date.

Due to a significant reduction of liquidity in the receivable-backed credit markets commencing in the fourth quarter of 2008 and our continued desire to manage efficiencies in our timeshare marketing costs, we purposely and significantly reduced our sales volumes in the fourth quarter of 2008. Since that time, we have adjusted, and intend to continue to adjust, our sales volumes based on available liquidity in the receivable credit markets, the success of our efforts to increase the amount of cash paid at or shortly after the time that sales contracts are entered into and our ability to achieve desired levels of marketing efficiencies.

As of September 30, 2011, our VOI receivables portfolio totaled approximately $635.9 million in principal amount.

To maintain liquidity associated with our VOI receivables, we have historically had credit facilities pursuant to which we pledged or sold our consumer notes receivable. From time to time, we also engage in private placement securitization transactions and similar arrangements to pay down all or a portion of our note receivable credit facilities. During 2010 and the nine months ended September 30, 2011, we successfully entered into new credit facilities, renewed or extended certain of our existing credit facilities, and completed two term securitization transactions. The challenging credit markets have negatively impacted our financing activities in recent years compared to historical levels. While the credit markets appear to be recovering and we entered into term securitizations and/or new financing facilities during 2010 and the nine months ended September 30, 2011, the number of banks and other finance companies in the market to provide “warehouse” lines of credit for timeshare receivables have decreased in recent years as several firms have left the space. We continue to actively pursue additional credit facility capacity, capital markets transactions and alternative financing solutions, and we hope that our business model and financial profile will position us to maintain our existing credit relationships as well as attract new sources of capital.

Industry Overview

The Market. The resorts component of the leisure industry is serviced primarily by two separate alternatives for overnight accommodations: commercial lodging establishments and vacation ownership resorts. Commercial lodging consists principally of hotels and motels in which a room is rented on a nightly, weekly or monthly basis for the duration of the visit or rentals of privately-owned condominium units or homes. For many vacationers, particularly those with families, a lengthy stay at a quality commercial lodging establishment can be expensive, and the space provided to such vacationers by these establishments relative to the cost is often not economical. In addition, room rates at commercial lodging establishments are subject to change periodically and availability is often uncertain. We believe that vacation ownership presents an attractive vacation alternative to commercial lodging.

Vacation ownership interests were first introduced in Europe in the mid 1960’s. Historically, the vacation ownership industry was highly fragmented and dominated by a large number of local and regional resort developers and operators, each with small resort portfolios generally of differing quality. We believe that one of the most significant factors contributing to the historic growth of the vacation ownership industry was the entry into the market of some of the world’s major lodging, hospitality and entertainment companies, such as Marriott Vacations Worldwide Corp., the Walt Disney Company, Hilton Hotels Corporation, Hyatt Corporation, Four Seasons Hotels and Resorts, Starwood Hotels and Resorts Worldwide, Inc., and Wyndham Worldwide Corporation. Although vacation ownership operations currently comprise only a portion of these companies’ overall operations, we believe that their involvement in the vacation ownership industry has enhanced the industry’s image with the general public.

Our Bluegreen Vacation Club resorts are primarily “drive-to” resort destinations. We believe that most of our VOI owners live within a 300 mile drive of at least one of our resorts. We believe that, in general, Americans desire to take family vacations and that the Bluegreen Vacation Club is positioned to benefit from consumer demand for family vacations. However, economic conditions may have an adverse effect on the demand for vacations and our operations.

The Consumer. According to information compiled by various sources, we believe our typical customer to be married and between 45-55 years of age, with a household median income of approximately $80,000.

VOI Ownership. The purchase of a fixed-week VOI typically entitles the buyer to use a fully-furnished vacation residence, generally for a one-week period each year in perpetuity. Typically, the buyer acquires an ownership interest in the vacation residence, which is often held as a tenant-in-common with other buyers of interests in the property. We believe this traditional vacation ownership product lacks the flexibility provided to owners of a points-based vacation ownership product, and hence, since January 2004, we have only sold points-based VOIs.

Under a points system, such as the Bluegreen Vacation Club, the members purchase a real estate interest in a specific VOI resort, which is held in trust on the member’s behalf and provides the member with an annual or biennial allotment of points that can be redeemed for occupancy rights at participating resorts. We believe that compared to other vacation ownership arrangements, the points system offers members greater flexibility in planning their vacations. Members can stay for varying lengths of time on vacations for as little as two nights or as many nights as their points will allow on any one vacation. The number of points required for a stay at a resort varies depending on a variety of factors including the resort location, the size of a unit, the vacation season and the days of the week used. Under this system, members can select vacations according to their schedules, space needs, available inventory, and available points. Members’ unused points are typically automatically saved for one year beyond the year they were allotted, subject to certain usage restrictions. Members also may “borrow” points from the next year’s allotment, subject to certain restrictions and pre-payment of the owner’s maintenance fees.

The owners of VOIs manage the property through a nonprofit property owners’ association that is governed by a board of directors or trustees, consisting of representatives of the developer (so long as the developer owns VOIs in the resort or as otherwise provided by law) and owners of VOIs at the resort. The board of directors hires a management company to which it delegates many of the rights and responsibilities of the property owners’ association, including grounds landscaping, security, housekeeping and operating supplies, garbage collection, utilities, insurance, laundry and repairs and maintenance.

Each VOI owner is required to pay a share of all of the costs of maintaining all of the properties in the Bluegreen Vacation Club system. These charges generally consist of an annual maintenance fee plus applicable real estate taxes and special assessments, which are assessed on an as-needed basis. If the VOI owner does not pay such charges, such owner’s use rights in the Bluegreen Vacation Club may be suspended and the homeowners’ association may foreclose on the owner’s VOI, subject to the lender’s first mortgage lien on the VOI, if any.

Participation in Independent VOI Exchange Networks. We believe that our VOIs are made more attractive by our affiliation with an international VOI exchange network such as RCI. All of our VOI resorts are currently affiliated with RCI, and most of our Club Resorts have been awarded RCI’s highest designation (Gold Crown). A VOI owner’s participation in the RCI exchange network allows an owner to exchange their annual VOI for occupancy at over 4,000 participating resorts, based upon availability and the payment of a variable exchange fee. RCI’s participating resorts are located throughout the world in over 100 countries. In 2010, approximately 6% of our owners utilized the RCI exchange network for an exchange of two or more nights. Additionally, certain Bluegreen Vacation Club members may use their points for a variety of hotel stays, RV site stays within the Coast to Coast network, or various cruise vacations.

We have a joint venture with Shell called Select Connections™. This venture currently gives Bluegreen Vacation Club members who acquired or upgraded their VOIs on or after November 1, 2007 access to 23 Shell resorts. The Select Connections™ joint venture also provides members of Shell access to Bluegreen Vacation Club resorts.

No assurance can be given that our resorts will continue to participate in the RCI or Select Connections™ exchange networks, or that our customers will continue to be satisfied with these networks. Our failure or the failure of any of our resorts to participate in qualified exchange networks or the failure of such networks to operate effectively could have a material adverse effect on us.

Fee-Based Services. Beginning in 2009, we have focused our efforts on expanding our fee-based service business. We believe that we can leverage our expertise in sales and marketing, mortgage servicing, fee-based management services, title and construction management by offering fee-based services to third-party timeshare developers and property owners’ associations. Our fee-based services business typically generates positive cash flows and requires less capital investment than our traditional vacation ownership business. Our goal is for fee-based services to become an increasing portion of our resorts business over time.

Starting in July of 2009, we began offering fee-based marketing and sales services to third-party developers by selling VOIs in their resorts as Bluegreen Vacation Club interests through our distribution network of sales offices. We seek to structure our fee for these services to cover our selling and marketing costs, plus a profit. Funds generated from the sales of the third-party VOIs are processed through our title company, which is a wholly-owned subsidiary that earns title fees in connection with the closing of the VOI transactions. Because the completed VOI was built by a third-party, we are not at risk for the development financing of these projects and we have little to no capital requirements.

Additionally, in exchange for fees, we provide management services to the Bluegreen Vacation Club and to certain property owners’ associations of the Club Resorts and Club Associate Resorts. In connection with the management services provided to the Bluegreen Vacation Club, we manage the club reservation system and provide owner services as well as billing and collections services. In connection with our management of property owners’ associations, we provide day-to-day-management services, including oversight of housekeeping services, maintenance and certain accounting and administrative services. As of September 30, 2011, we provided management services to 45 timeshare resort properties and hotels.

We also generate fee-based income by providing, for additional fees, construction consulting services (where we manage the future development of VOI inventory for third parties), and mortgage servicing of the VOI notes originated from the sales of third-party VOIs.

Products and Services

Bluegreen Vacation Club members may use their points to stay in any of the Club Resorts or Club Associate resorts. We consider a resort to be a Club Resort if we acquired or developed a significant number of VOIs in the respective resort, even if substantially all of the VOIs in the property have been sold to consumers.

A Club Associate Resort is a resort developed by a third-party, in which Bluegreen may have acquired timeshare interests for resale or in which Bluegreen has sold VOIs on behalf of a third-party in connection with our fee-based services sales and marketing business. Only a portion of each Club Associate Resort’s total timeshare interests are included in the Bluegreen Vacation Club and are available for use by the members.

Units at most of the Bluegreen Vacation Club properties have amenities which typically include a full kitchen, two televisions, a DVD and a CD player, fireplaces, and video game systems. Many properties offer guests a clubhouse (with an indoor or outdoor pool, a game room, exercise facilities and a lounge) and a hotel-type staff. We manage all of the Club Resorts, either directly or through a subcontract, and we manage certain of the Club Associate Resorts. Bluegreen Vacation Club members also have access to the RCI exchange network and, with respect to those members who acquired or upgraded their VOIs on or after November 1, 2007, Shell resorts through Select Connections™.

Club Resorts

Below is a description of each of the Club Resorts:

Daytona SeaBreeze — Daytona Beach Shores, Florida. This 80-unit resort is located on the “World’s Most Famous Beach.” Amenities include private ocean-front balconies, a heated outdoor swimming pool, a children’s pool, a hot tub, a fitness center, a barbeque grill area and a game room. The resort is located on a barrier island and is located near the world-famous Daytona International Speedway and DAYTONA USA®.

The Hammocks at Marathon — Marathon, Florida. The Hammocks at Marathon is located in the Florida Keys within easy reach of both Miami and Key West, Florida. This 58-unit beachfront resort offers such amenities as a pool, boat slips, an outside tiki bar and a variety of water sport recreational vehicle rentals.

The Fountains — Orlando, Florida. This 54-acre resort is located on Lake Eve and is minutes away from Central Florida’s family attractions, including Walt Disney World®, SeaWorld® and Universal Studios Florida®. Amenities include a clubhouse with a heated indoor/outdoor swimming pool, a pool bar, a massage room, steam and sauna rooms, a family activity room, a tennis court, a basketball court, and a resort style pool facility, as well as an on-site Domino’s Pizza® and a Benihana restaurant.

Orlando’s Sunshine Resort — Orlando, Florida. Orlando’s Sunshine Resort is located on International Drive, near Wet’n’Wild® water park and Universal Studios Florida®. This 90-unit property features an outdoor swimming pool, a hot tub and tennis courts.

Casa del Mar Beach Resort — Ormond Beach, Florida. Casa del Mar is a 43-unit resort located directly on the ocean and includes an outdoor pool and miniature golf. In nearby Daytona Beach, Florida guests can drive on the beach or visit the Daytona International Speedway.

Grande Villas at World Golf Village — St. Augustine, Florida. Grande Villas is located approximately 30 minutes away from the Atlantic Ocean and next to the World Golf Hall of Fame®. This resort features an extensive array of amenities, including a golf course (separately owned and operated; separate fee required), swimming pools, a hot tub, a sauna and a playground. The resort includes 152 units.

Solara Surfside — Surfside, Florida. This 58-unit oceanfront resort is located in Surfside, Florida, near Miami Beach. Solara Surfside captures the art deco style of its surrounding area and features one- and two-bedroom vacation units, a swimming pool, a sun deck and a hot tub.

Bluegreen Club La Pension — New Orleans, Louisiana. This 64-unit resort is located in the French Quarter, just a few blocks from the Mississippi River. Many of the units feature balconies overlooking the French Quarter. The rooftop offers two sundecks with hot tubs (separately owned and operated) and views of the French Quarter, river, and city.

Mountain Run at Boyne — Boyne Falls, Michigan. Boyne Mountain is known for skiing, snowboarding and tubing on more than 50 runs with convenient lift and trail systems (separately owned and operated; separate fee required). In the summer, Boyne Mountain offers golf (separately owned and operated; separate fee required) on nearby world-class courses designed by some of the game’s masters, including Robert Trent Jones, Arthur Hills, Donald Ross and others. Mountain Run has 104 units. Amenities for winter and summer use are separately owned and operated.

The Falls Village — Branson, Missouri. The Falls Village is located near the Ozark Mountains. Fishing, boating and swimming are available at nearby Table Rock Lake and Lake Taneycomo, and area theaters feature shows by renowned country music stars.

Paradise Point Resort — Hollister, Missouri. Paradise Point, which currently has 36 units, is situated on Table Rock Lake. It offers studio units, executive 1-bedroom villas and spacious 2-bedroom villas. On-site amenities include a fitness center and an outdoor swimming pool.

Bluegreen Wilderness Club at Big Cedar — Ridgedale, Missouri. The Bluegreen Wilderness Club at Big Cedar is a wilderness-themed resort adjacent to the world famous Big Cedar Lodge luxury hotel resort. This vacation ownership resort is being developed, marketed and sold by Bluegreen/Big Cedar Vacations, LLC, a joint venture between Big Cedar, LLC and us, in which we own a 51% interest. The resort is located on Table Rock Lake, and is near Dogwood Canyon. Guests staying in the two-bedroom cabins or one- and two-bedroom lodge villas enjoy fireplaces, private balconies and full kitchens. Amenities include, or are expected to include, indoor and outdoor swimming pools and hot tubs, a lazy river, hiking trails, a campfire area, a beach and playground. Guests also have access to certain of the luxury amenities at the Big Cedar Lodge, including a marina, horseback riding, tennis courts and a spa (separate fee required for certain of these amenities).

Bluegreen Wilderness Club at Long Creek Ranch — Ridgedale, Missouri. The Bluegreen Wilderness Club at Long Creek currently features 29 patio homes that overlook Table Rock Lake. These two- level, five bedroom homes feature two master bedrooms, whirlpool bath, walk-in closet, a media room, billiards table and gourmet kitchen, covered porch, and a 2-car garage.

BG Club 36 — Las Vegas, Nevada. This 478 unit resort is located just off the Las Vegas Strip and features various amenities, including an indoor pool, outdoor sundeck, poolside bar, fitness center and two on-site restaurants. BG Club 36 features both one- and two-bedroom villas with Parisian Art Deco décor.

Bluegreen at Atlantic Palace — Atlantic City, New Jersey. This 31 story, 288 unit resort is situated on the Atlantic Ocean and the Atlantic City Boardwalk and features an outdoor pool, hot tub, game room, exercise room, steam room and sauna.

The Suites at Hershey — Hershey, Pennsylvania. This 79 unit resort is located near HersheyPark® and Hershey’s® Chocolate World. Amenities include an outdoor swimming pool, a hot tub, a playground, a picnic area with barbeque grills, a game room, a fitness center and indoor basketball courts.

The Lodge Alley Inn — Charleston, South Carolina. Located in Charleston’s historic district, The Lodge Alley Inn includes one- and two-bedroom suites, many furnished with an equipped kitchen, a living room with a fireplace, a dining room, a whirlpool bath, pine wood floors and 18th century-style furniture reproductions. This 90-unit resort, which features the on-site High Cotton restaurant, is within walking distance of many of Charleston’s historical sites, open-air markets and art galleries.

Carolina Grande — Myrtle Beach, South Carolina. This 118 unit, 20-story tower is located across the street from the beach. An arrangement with The Carolinian Beach Resort offers guests an accessible breezeway directly to the beach and other amenities, including indoor and outdoor swimming pools, hot tubs, full kitchens, washers and dryers, and views of the ocean and city from each room. The resort is located near NASCAR® SpeedPark, Broadway at the BeachSM (a 350-acre complex featuring approximately 100 specialty shops, 20 restaurants, 15 attractions and 10 nightclubs), Myrtle Waves Water Park, Carolina Opry, Dixie Stampede and the Convention Center.

Harbour Lights — Myrtle Beach, South Carolina. Harbour Lights is located in the Fantasy Harbour Complex in the center of Myrtle Beach. Nearby are Theater Row, shopping, golf courses and restaurants. The resort’s activities center overlooks the Intracoastal Waterway.

SeaGlass Tower — Myrtle Beach, South Carolina. The SeaGlass Tower is a 19-story, 144 unit mirrored tower located directly on the beach in Myrtle Beach. Amenities include balconies, fully equipped kitchens, whirlpool baths and other amenities, including an indoor and two outdoor swimming pools, a hot tub, and two saunas. SeaGlass Tower is located near Broadway at the BeachSM and the Myrtle Beach Convention Center.

Shore Crest Vacation Villas I & II — North Myrtle Beach, South Carolina. Shore Crest Vacation Villas, consisting of two multi-storied towers and 240 units, is located on the beach in the Windy Hill section of North Myrtle Beach, a mile from the Barefoot Landing, which features numerous restaurants, theaters, shops and outlet stores.

MountainLoft — Gatlinburg, Tennessee. MountainLoft is located near the Great Smoky Mountains National Park and is minutes from the family attractions of Pigeon Forge, Tennessee. Units are located in individual chalets or mid-rise villa buildings. Each unit is fully furnished with a whirlpool bath and private balconies and certain units include gas fireplaces.

Laurel Crest — Pigeon Forge, Tennessee. Laurel Crest is located in close proximity to the Great Smoky Mountains National Park and the Dollywood theme park. In addition, visitors to Pigeon Forge can enjoy over 200 factory outlet stores and music shows featuring renowned country music stars as well as partake in a variety of outdoor activities, such as horseback riding, trout fishing, boating, golfing and white water rafting.

Shenandoah Crossing — Gordonsville, Virginia. Shenandoah Crossing, which currently includes 262 units, features an 18-hole golf course (which is owned and operated by an unaffiliated third-party), indoor and outdoor swimming pools, tennis courts, horseback riding trails and a lake for fishing and boating.

Bluegreen Wilderness Traveler at Shenandoah — Gordonsville, Virginia. This property is currently under development and is located adjacent to our existing resort, Shenandoah Crossing. When completed, we believe that Wilderness Traveler at Shenandoah will provide Bluegreen Vacation Club members with a high quality vacation experience in the “great outdoors”. Accommodations are expected to consist of cabins, luxury campsites for recreational vehicles and fully furnished climate-controlled platform tents, as well as outdoor-themed amenities and programs.

BG Patrick Henry Square – Williamsburg, Virginia. This 72 unit resort is located only  1/2 a block from Colonial Williamsburg. The resort has accommodations ranging from studio to two-bedroom villas with kitchen and colonial-inspired décor. Nearby attractions include Busch Gardens® Williamsburg, and Water Country USA®, as well as the nearby scenic Atlantic beaches, shopping, golf, and water attractions.

Bluegreen Odyssey Dells — Wisconsin Dells, Wisconsin. This seven acre resort is located adjacent to the 156 acre Mt. Olympus Resort Water and Theme Park (formerly known as Treasure Island Water and Theme Park Resort).

Christmas Mountain Village — Wisconsin Dells, Wisconsin. Christmas Mountain Village offers a 27-hole golf course and seven ski trails served by two chair lifts. Other on-site amenities include tennis courts, a five-acre lake with paddleboats and rowboats and four outdoor swimming pools. This resort attracts customers primarily from the greater Chicago area and other locations within an eight to ten hour drive of Wisconsin Dells.

La Cabana Beach & Racquet Club — Oranjestad, Aruba. La Cabana Beach & Racquet Club is a 449-suite oceanfront resort that offers one-, two-, and three-bedroom suites, garden suites and penthouse accommodations. On-site amenities include racquetball, squash, two swimming pools and private beach cabanas, none of which are owned or managed by us.

The following tables describe the relative size, and stage of development of, as well as the amount and the estimated sales value of our remaining unsold inventory at each of our Club Resorts as of September 30, 2011. Although all inventory is sold as VOIs, we disclose the size and inventory information in terms of number of vacation homes for ease of comparability between our resorts and those of other companies in our industry. “Vacation homes” are individual lodging units (e.g., condominium-style apartments, town homes, cabins, yurts, luxury campsites, etc.).

Resort	Daytona SeaBreeze	The Hammocks at Marathon	The Fountains	Orlando’s Sunshine Resort	Casa del Mar Beach Resort
Location	Daytona Beach Shores FL	Marathon, FL	Orlando, FL	Orlando, FL	Ormond Beach, FL
Year acquired (1)	2005	2003	2003	1997	2003
Number of vacation homes completed	80	58	571	90	43
Number of vacation homes under construction	—	—	—	—	—
Number of future vacation homes (2)	—	—	175	—	—
Total current and future vacation homes	80	58	746	90	43
Percentage of total current and future vacation homes sold (3)	73%	77%	60%	74%	63%
Estimated remaining life-of-project sales (in millions) (4)	$11.5	$14.3	$409.5	$17.7	$9.5

Resort	Grande Villas at World Golf Village	Solara Surfside Resort	Bluegreen Club La Pension	Mountain Run at Boyne	The Falls Village
Location	St. Augustine, FL	Surfside, FL	New Orleans, LA	Boyne Falls, MI	Branson, MO
Year acquired (1)	2003	2001	2008	2002	1997
Number of vacation homes completed	152	58	64	104	164
Number of vacation homes under construction	—	—	—	—	—
Number of future vacation homes (2)	—	—	—	—	111
Total current and future vacation homes	152	58	64	104	275
Percentage of total current and future vacation homes sold (3)	84%	54%	67%	63%	52%
Estimated remaining life-of-project sales (in millions) (4)	$17.8	$14.4	$18.1	$21.6	$78.3

Resort	Paradise Point Resort	Bluegreen Wilderness Club at Big Cedar	Bluegreen Wilderness Club at Long Creek Ranch	BG Club 36	Bluegreen at Atlantic Palace
Location	Hollister, MO	Ridgedale, MO	Ridgedale, MO	Las Vegas, NV	Atlantic City, NJ
Year acquired (1)	2010	2000	2007	2004	2008
Number of vacation homes completed	36	312	29	478	288
Number of vacation homes under construction	—	—	—	—	—
Number of future vacation homes (2)	192	12	160	—	—
Total current and future vacation homes	228	324	189	478	288
Percentage of total current and future vacation homes sold (3)	0%	79%	13%	43%	90%
Estimated remaining life-of-project sales (in millions) (4)	$310.3	$30.4	$364.0	$257.2	$19.2

Resort	The Suites at Hershey	The Lodge Alley Inn	Carolina Grande	Harbour Lights	Seaglass Tower
Location	Hershey, PA	Charleston, SC	Myrtle Beach, SC	Myrtle Beach, SC	Myrtle Beach, SC
Year acquired (1)	2004	1998	2005	1997	2005
Number of vacation homes completed	79	90	118	240	144
Number of vacation homes under construction	—	—	—	—	—
Number of future vacation homes (2)	—	—	—	78	—
Total current and future vacation homes	79	90	118	318	144
Percentage of total current and future vacation homes sold (3)	72%	90%	91%	67%	78%
Estimated remaining life-of-project sales (in millions) (4)	$19.0	$5.7	$6.5	$71.5	$17.3

Resort	Shore Crest Vacation Villas	MountainLoft	Laurel Crest	Shenandoah Crossing	Bluegreen Wilderness Traveler at Shenandoah
Location	Myrtle Beach, SC	Gatlinburg, TN	Pigeon Forge, TN	Gordonsville, VA	Gordonsville, VA
Year acquired (1)	1996	1994	1995	1997	2007
Number of vacation homes completed	240	284	152	262	122
Number of vacation homes under construction	—	—	—	—	—
Number of future vacation homes (2)	—	190	50	—	86
Total current and future vacation homes	240	474	202	262	208
Percentage of total current and future vacation homes sold (3)	88%	51%	54%	91%	42%
Estimated remaining life-of-project sales (in millions) (4)	$18.2	$215.0	$82.0	$12.6	$107.2

Resort	BG Patrick Henry Square	Blugreen Odyssey Dells	Christmas Mountain Village	La Cabana Beach and Raquet Club
Location	Williamsburg, VA	Wisconsin Dells, WI	Wisconsin Dells, WI	Oranjestad, Aruba
Year acquired (1)	2006	2006	1997	1997
Number of vacation homes completed	72	86	309	449
Number of vacation homes under construction	—	—	—	—
Number of future vacation homes (2)	400	76	—	—
Total current and future vacation homes	472	162	309	449
Percentage of total current and future vacation homes sold (3)	5%	10%	91%	98%
Estimated remaining life-of-project sales (in millions) (4)	$614.0	$160.0	$18.8	$9.1

(1)	Year that we first acquired the land to develop the resort or the year we first acquired existing VOIs at the resort, as applicable.
(2)	Number of vacation homes that can be developed at the resort in the future. We cannot provide any assurance that we will have the resources, or will otherwise decide, to commence or complete the development of any future vacation homes or that the resulting VOIs will be sold at favorable prices.
(3)	Represents the portion of each resort that has been sold as of September 30, 2011, including sales made by prior owners of the resorts, if applicable. The unsold portion includes vacation homes that are either completed, under construction or subject to future development and may include VOIs that were sold and then reacquired through equity trade, receivable default or otherwise.
(4)	Estimated remaining life-of-project sales as of September 30, 2011, including both built and potential future units. These tables exclude VOI inventory that we own at several Club Associate Resorts and projected VOIs at projects not yet started.

Club Associate Resorts

Below is a description of each of the Club Associate Resorts:

Paradise Isle Resort — Gulf Shores, Alabama. This resort is located in Gulf Shores, across the street from the beach and the Gulf of Mexico. Amenities include private oceanfront balconies, an outdoor swimming pool, a children’s pool and a barbeque grill area.

Shoreline Towers — Gulf Shores, Alabama. Shoreline Towers is located on the beach in Gulf Shores, overlooking the Gulf of Mexico. This beachfront resort features two- and three-bedroom suites and offers amenities such as a pool, private balconies, biking and nearby tennis facilities.

Dolphin Beach Club — Daytona Beach, Florida. The Dolphin Beach Club is located in Daytona Beach overlooking the beach and the Atlantic Ocean. This resort features contemporary white furnishings, a tropical décor, private beachfront balconies and a heated outdoor swimming pool. Guests can enjoy numerous nearby golf courses or visit Daytona International Speedway.

Gulfstream Manor — Delray Beach, Florida. The Gulfstream Manor is located just south of Palm Beach, near shops, galleries, fine dining and boutiques. The beachfront resort features views of the ocean or courtyard and offers an intimate, small resort experience.

Mariner’s Boathouse & Beach Resort — Fort Myers Beach, Florida. Mariner’s Boathouse & Beach Resort is located on Fort Myers Beach, alongside the beaches of the Gulf of Mexico. The beachfront villas are uniquely designed to resemble a first-class yacht, and each features a private, screened-in balcony or porch.

Tropical Sands Resort — Fort Myers Beach, Florida. Located on the seven-mile long island of Fort Myers Beach, the Tropical Sands Resort is centered around a sun deck and palm-filled courtyard. Resort amenities include an outdoor heated pool, concierge and a barbecue grill area.

Windward Passage Resort — Fort Myers Beach, Florida. This resort is located in the heart of Fort Myers Beach. Just steps away from the beach, the resort features one- and two-bedroom suites and an outdoor heated swimming pool, hot tub, tennis, basketball, volleyball, an on-site playground and a poolside bar.

Landmark Holiday Beach Resort — Panama City Beach, Florida. The Landmark Holiday Beach Resort is located on Panama City Beach. The resort features a hot tub, sauna, an indoor heated pool, barbecue grill and oceanfront private balconies.

Ocean Towers Beach Club — Panama City Beach, Florida. Located on the Miracle Strip, Ocean Towers Beach Club offers one- and two-bedroom oceanfront suites. The resort’s units feature private balconies or porches, full kitchens and washer/dryers. Amenities include an exercise room, outdoor heated pool and nearby tennis and golf are available.

Panama City Resort & Club — Panama City Beach, Florida. The Panama City Resort & Club is located on Panama City Beach overlooking the Gulf of Mexico. Amenities include private balconies, an outdoor heated pool, a year-round hot tub, and nearby jet skiing, windsurfing, parasailing, and golf.

Surfsider Beach Club — Sanibel Island, Florida. This resort is located along the beach on Sanibel Island. The resort features one- and two-bedroom suites and amenities such as an outdoor heated swimming pool, hot tub, tennis, fishing and biking.

Fantasy Island Resort II — Daytona Beach, Florida. This resort is situated on Daytona Beach, one of the world’s last remaining drive-on beaches. All units either face or view the ocean, and other amenities include an outdoor heated swimming pool, hot tub and two dry saunas.

Resort Sixty-Six — Holmes Beach, Florida. The resort is located on Anna Maria Island which stretches for seven miles, and overlooks the Gulf of Mexico. The units at Resort Sixty-Six either overlook the courtyard, or offer views of the Gulf. Resort amenities include an outdoor heated swimming pool, hot tub and a barbecue grill area.

Outrigger Beach Club — Ormond Beach, Florida. Steps away from the beach and minutes from Daytona Beach, the Outrigger Beach Club’s boomerang shape allows all of the resort’s units to face the Atlantic Ocean. The resort features an outdoor heated swimming pool, children’s swimming pool, poolside grills and hot tub overlooking the beach and ocean.

Via Roma Beach Resort — Bradenton Beach, Florida. A beachfront enclave, Via Roma Beach Resort is located on Bradenton Beach. Featuring one- and two-bedroom suites, this beachfront resort offers such amenities as a heated outdoor swimming pool, hot tub and barbecue grill area.

Petit Crest Villas at Big Canoe — Big Canoe, Georgia. The resort is located at Big Canoe in the foothills of the North Georgia Appalachians and an hour north of Atlanta, and features activities including fishing, boating, a fully equipped fitness center, and nearby golf and tennis. Petit Crest Villas’ units feature a balcony or porch, full kitchen, fireplace, washer and dryer.

Pono Kai Resort — Kapaa (Kauai), Hawaii. This 13-acre oceanfront resort is located on Kauai’s Coconut Coast. Surrounded by palms and the Pacific, the Pono Kai Resort is close to the beaches and features tennis courts, local arts and crafts vendors, concierge and a hospitality suite.

Lake Condominiums at Big Sky — Big Sky, Montana. Lake Condominiums at Big Sky is located at the foot of Lore Mountain overlooking Lake Levinsky. Day trips may be made to Yellowstone National Park and an overnight trip may be made to Grand Teton National Park. The resort features amenities such as a year-round heated outdoor swimming pool, two large hot tubs and nearby skiing.

Foxrun Townhouses — Lake Lure, North Carolina. Located on Lake Lure at the foot of the Blue Ridge Mountains, Foxrun Townhouses offers two-bedroom units with activities including golf, fishing, skiing in the winter and water sports in the spring, summer or fall.

Sandcastle Village II — New Bern, North Carolina. New Bern is located at the intersection of the Trent and Neuse Rivers. Guests can enjoy nearby sailing, boating and water sports, as well as the antique shops in the historic downtown area. The unique and spacious pedestal-style townhomes feature full kitchens, washers and dryers, and fireplaces.

Waterwood Townhouses — New Bern, North Carolina. Secluded in a remote area near historical Tyron Palace, the Waterwood Townhouses is perfect for sports, outdoor and nature enthusiasts. This lakefront resort offers two-bedroom suites and an on-site marina, tennis courts, miniature golf and indoor and outdoor pools.

Players Club — Hilton Head Island, South Carolina. Players Club is located on Hilton Head Island, which is famous for its striking natural beauty, expansive beaches and world-class golf and tennis. This resort features 28 lighted tennis courts and one of the finest health clubs on the island.

Club Associate Resorts Related to our Fee-Based Service Business

The following are Club Associate Resorts, where in connection with our fee-based service sales and marketing business, we sell third-party developers’ VOIs as Bluegreen Vacation Club interests:

Cibola Vista Resort and Spa — Peoria, Arizona. Located between Lake Pleasant and Phoenix, this resort offers two outdoor pools and water slides, workout facilities, studios, one- and two- bedroom suites with kitchens, fireplaces, and Western decor.

Blue Water Resort at Cable Beach — Cable Beach, Nassau, Bahamas. This oceanfront resort, located on the white sands of Cable Beach in the Nassau suburbs, offers three-bedroom suites and an outdoor pool.

The Studio Homes at Ellis Square — Savannah, Georgia. This 28 unit resort is centrally located in historic downtown Savannah. Accommodations include one- and two-bedroom suites with fully-equipped designer kitchens.

The Breakers Resort — Dennis Port, Massachusetts. This 52 unit resort is located on the beautiful sandy beaches of Nantucket Sound in Cape Cod. This resort offers studio, one- and two-bedroom units and an outdoor heated pool.

The Soundings Seaside Resort — Dennis Port, Massachusetts. This 89 unit resort is centrally located on Nantucket Sound in Cape Cod. This resort has studio, one- and two-bedroom units as well as hotel efficiencies. Many of the rooms offer unobstructed views of the Nantucket Sound. The property offers a variety of amenities from the oceanfront outdoor pool and heated indoor pool to an outdoor putting green and a private stretch of beach.

South Mountain Resort — Lincoln, New Hampshire. This 69 unit resort features year-round activities and offers many on-site amenities, and is a short drive to three separate ski mountains, hiking and biking trails, and many shops and restaurants.

The Manhattan Club — New York City, New York. This resort is located in the heart of New York City and is within walking distance to some of New York City’s finest attractions, bars, restaurants, nightclubs and theaters. Suites feature high-end furnishings, kitchenettes, marble baths and pillow-top mattresses as well as the latest technology, including flat screen TVs, Bose radios and Wi-Fi Internet access.

Parkside Williamsburg Resort — Williamsburg, Virginia. This 35 unit resort is located only blocks away from Colonial Williamsburg. The resort has accommodations ranging from studio to two-bedroom villas with kitchens and colonial-inspired décor. Nearby attractions include Busch Gardens® Williamsburg and Water Country USA®, as well as the nearby scenic Atlantic beaches, shopping, golf, and water attractions.

Future Resorts and Acquisition of Additional Inventory

We believe that we currently have adequate timeshare inventory to satisfy our projected sales of VOIs for 2011 and a number of years thereafter. Accordingly, except in limited instances, such as VOI resorts to be developed through our Bluegreen/Big Cedar Joint Venture, we currently do not plan to acquire or significantly develop additional resort properties in the near term. Further, we anticipate that we will continue to add additional Club Associate Resorts to the Bluegreen Vacation Club through our fee-based services business.

Marketing and Sale of Inventory

Bluegreen Resorts uses a variety of methods to attract prospective purchasers of VOIs, including selling discount mini-vacations either face-to-face to consumers we meet in connection with various marketing alliances or through telemarketing methods (see further discussion of our marketing alliances below), acquiring the right to market to prospective purchasers from third-party vendors, and referrals of prospective purchasers from existing VOI owners. Bluegreen Resorts sometimes provides hotel accommodations or accommodations in one of our resorts to prospective purchasers at reduced rates in exchange for their touring one of our resorts.

In addition to attracting new customers, we seek to sell VOIs to both the buyers of our sampler program upon their stays at our resorts and to our existing VOI owners (“owner sales”). Owner sales generally have lower marketing costs and typically result in relatively higher operating margins than sales generated through other marketing channels. During 2010 and the nine months ended September 30, 2011, owner sales accounted for 58% and 57%, respectively, of our system-wide sales.

In recent years, we have focused on increasing Bluegreen Resorts’ use of “permission” marketing and branding programs. “Permission” marketing methods involve obtaining the prospective purchasers’ permission, directly or indirectly, to contact them in the future regarding an offer to purchase a product or service. Branding involves forming alliances with third-party entities that possess what we believe to be a nationally or regionally known brand name, a good reputation and a customer base with similar demographic characteristics to our target market.

One of our wholly-owned subsidiaries and Big Cedar, LLC (“Big Cedar”), an affiliate of Bass Pro, Inc. (“Bass Pro”), formed a limited liability company joint venture (the “Joint Venture”). Our subsidiary owns 51% of the Joint Venture and Big Cedar owns 49%. The Joint Venture develops, markets and sells VOIs at the Bluegreen Wilderness Club at Big Cedar, a wilderness-themed resort adjacent to the Big Cedar Lodge, a luxury hotel resort owned by Big Cedar, on the shores of Table Rock Lake in Ridgedale, Missouri. The Joint Venture also develops, markets, and sells timeshare interests at the Cliff’s at Long Creek Ranch. In October 2011, the Joint Venture began marketing and selling timeshare interests in its newest resort, Paradise Point Resort, also located in close proximity to the Big Cedar Resort. The Joint Venture pays Big Cedar a fee upon sales of certain timeshare interests for promotional, marketing and advertising services.

We have an exclusive, marketing agreement with Bass Pro, which was recently extended through January of 2025. Bass Pro is a privately-held retailer of fishing, marine, hunting, camping and sports gear. Pursuant to the agreement, we have the right to market VOIs at each of Bass Pro’s retail locations (we were in 53 of Bass Pro’s stores as of September 30, 2011), in Bass Pro’s catalogs and on its web site. We also have access to Bass Pro’s customer lists. In exchange, we compensate Bass Pro based on the overall success of these marketing activities. The amount of compensation is dependent on the level of additional marketing efforts required by us to convert the prospect into a sale and a defined time frame for such marketing efforts. No compensation is paid to Bass Pro on sales made by the Joint Venture of VOIs owned by the Joint Venture. In accordance with the agreement, we make an annual prepayment to Big Cedar on or before January 1 of each year. The prepayment is an advance payment for anticipated commissions equal to 100% of the amount of commissions estimated to be generated during the upcoming year, as determined by us and Big Cedar, not to exceed $5,000,000. No additional commissions are paid to Big Cedar during any year, until the annual prepayment for that year has been fully earned. In 2008, 2009, and 2010, we incurred Bass Pro-related marketing expenses of approximately $3.3 million, $2.2 million, and $2.9 million, respectively. During the nine months ended September 30, 2011, we incurred Bass Pro-related marketing expenses of approximately $3.0 million.

Our sales offices are located adjacent to certain of our resorts and are staffed with sales representatives and sales managers, all of whom are our employees. We sponsor ongoing training for our personnel. During the year ended December 31, 2010, total selling and marketing expense for Bluegreen Resorts was $139.8 million, or 47% of the division’s system-wide sales, net of $298.7 million (including sales of VOIs on behalf of third parties). During the nine months ended September 30, 2011, total selling and marketing expense for Bluegreen Resorts was $104.3 million, or 46% of the division’s system-wide sales, net of $227.0 million (including sales of VOIs on behalf of third parties).

It is our policy to require our sales staff to provide each VOI customer with a written disclosure statement regarding the VOI to be sold prior to the time the customer signs a purchase agreement. The purpose of this disclosure statement is to provide relevant information regarding VOI ownership at the resort and membership in the Bluegreen Vacation Club. Pursuant to our policies, the statement must be signed by every purchaser. After deciding to purchase a VOI, a purchaser enters into a purchase agreement and is required to pay us a deposit of at least 10% of the purchase price. Purchasers are entitled to cancel purchase agreements within required legal rescission periods after execution in accordance with statutory requirements. Substantially all VOI purchasers visit one of our sales offices prior to or at the time of purchasing.

Customer Financing

We offer financing of up to 90% of the purchase price of our VOIs to our VOI customers who meet certain FICO® score-based underwriting standards. The typical financing extended by us on a VOI during the year ended

December 31, 2010 and nine months ended September 30, 2011, provided for a term of 10 years and a fixed interest rate. However, we also encourage purchasers to finance their purchase with a loan with a term of five or seven years by offering a lower interest rate. In connection with our VOI sales, we deliver the property deed to the trustee of the Bluegreen Vacation Club on behalf of the purchaser and secure repayment of the purchaser’s obligation by obtaining a mortgage on the purchaser’s real estate-based VOI.

As part of our continued efforts to improve our cash flows from operations, we have realized higher down payments and a higher percentage of cash sales with our VOI customers compared to prior periods, and, including down payments received on financed sales, 54% of our sales for 2010 and 55% of our sales for the nine months ended September 30, 2011 were received in cash within approximately 30 days from the date of contract.

See “Industry Overview — The Consumer” above for more information about the demographic profile of our typical customer. See “Sales of Receivables/Pledging of Receivables” below for information regarding our receivable financing activities.

Loan Underwriting

Prior to December 15, 2008, our VOI financing was not subject to any significant loan underwriting criteria and no FICO® score was obtained prior to extending credit. Instead, customer financing on sales of VOIs typically only required the following: (i) receipt of a minimum down payment of 10% of the purchase price; (ii) a note and mortgage (or deed of trust); and (iii) other closing documents by the purchaser and ourselves.

Effective December 15, 2008, we implemented a FICO® score-based credit underwriting program. Following implementation, we no longer provided financing to customers with FICO® scores below 500 and new customers with FICO® scores between 500 and 599 were required to make a minimum cash down payment of 20%. Effective January 1, 2010, we further increased our credit underwriting standards and no longer provide financing to potential buyers with FICO® scores below 575. For loans with an outstanding balance as of September 30, 2011 that were originated from December 15, 2008 through December 31, 2009, FICO® scores at the point of sale reflected a weighted average of 705. Loans with an outstanding balance as of September 30, 2011 that were originated from January 1, 2010 through September 30, 2011, FICO® scores at the point of sale reflected a weighted average of 717, and were as follows:

	Percentage of originated and serviced VOI receivables
FICO® Score	Loans originated December 15, 2008 — December 31, 2009	Loans originated January 1, 2010 — September 30, 2011
Below 575	6%	2%
Between 575 and 619	7%	8%
Between 620 and 700	33%	31%
Above 700	54%	59%

We encourage purchasers to make higher down payments and accept shorter loan period terms by offering lower interest rates on our financing. In addition, we encourage buyers to participate in our pre-authorized checking payment plan by charging 1% higher interest rate to those customers who choose not to participate, where allowed by applicable laws and regulations. As of December 31, 2010 and September 30, 2011, approximately 86% and 88%, respectively, of our serviced VOI notes receivable were on our pre-authorized payment plan.

The weighted-average interest rate on our notes receivable secured by VOIs and secured by homesites was as follows as of December 31, 2009 and 2010 and September 30, 2011:

	As of
	December 31, 2009		December 31, 2010		September 30, 2011
Division	Loans originated before November 1, 2008	Loans originated on or after November 1, 2008	Loans originated before November 1, 2008	Loans originated on or after November 1, 2008	Loans originated before November 1, 2008	Loans originated on or after November 1, 2008
Bluegreen Resorts (1)	15.04%	15.42%	15.02%	16.10%	14.99%	16.15%
Bluegreen Communities	9.06%	7.15%	8.70%	7.01%	8.39%	7.11%
Consolidated	15.00%	15.38%	14.98%	15.94%	14.95%	16.00%

(1)	Includes loans in our one-year term, 50% down payment program, that carry an interest rate below 10%.

Effective November 1, 2008, we increased the interest rates charged on new loans. We believe that the weighted-average interest rate on our portfolio will increase over time, as the lower-interest rate older loans continue to amortize down.

Collection Policies

Financed sales of VOIs originated by us typically utilize a note and mortgage. Collection efforts related to the timeshare loans are managed by us and are handled by a staff of experienced collectors, assisted by a mortgage collection computer system. Our collectors are incentivized through a performance-based compensation program. Technological capabilities include, but are not limited to, automated lock box and clearing house processing. The goal of our collection policy is designed to maximize cash flow and assist each customer with the management of his or her account, subject to limitations as may be imposed by lenders who hold security interests in such loans or by other note issuers who acquire such loans.

We generally make collection efforts to customers by mail and by telephone. Telephone contact generally commences when an account is as few as 10 days past due. At 30 days past due, a collection letter is sent to U.S. residents advising the customer that if the loan is not brought current, the delinquency will be reported to the credit reporting agencies. At 60 days delinquent, we send a lockout letter, return receipt requested and regular mail, to the customer advising that they cannot make any future reservations for lodging at a resort. If the delinquency continues, at 90 days past due, we stop the accrual of, and reverse previously accrued, but unpaid, interest on the note receivable and mail a “Notice of Intent to Cancel Membership,” which informs the customer that unless the delinquency is cured within 30 days, we will terminate the customer’s VOI ownership. If the customer fails to respond to the correspondence within the given timeframe, the loan will be defaulted and the customer’s VOI terminated. At approximately 120 days delinquent, we send a final letter by regular mail. In certain limited circumstances, the account may be reviewed by the collection manager to determine if additional correspondence should be sent offering repayment options. If the customer does not enter into a payment arrangement, then the customer’s VOI ownership is terminated. Thereafter, we seek to resell the VOI to a new purchaser. Historically, we have typically not sought to collect a deficiency on defaulted promissory notes.

Allowance for Loan Losses

The allowance for loan losses as of December 31, 2009 and 2010 and September 30, 2011 was as follows (dollars in thousands):

	As of
	December 31, 2009	December 31, 2010	September 30, 2011
Notes receivable secured by VOIs:
VOI notes receivable — non-securitized	$182,191	$171,901	$164,350
VOI notes receivable — securitized	169,041	533,479	471,595

	351,232	705,380	635,945
Allowance for loan losses — non-securitized	(15,039)	(29,263)	(25,548)
Allowance for loan losses — securitized	(31,263)	(113,205)	(85,798)

VOI notes receivable, net	$304,930	$562,912	$524,599

Allowance as a % of gross notes receivable	13%	20%	18%

Notes receivable secured by homesites:
Notes receivable	$4,901	$6,765	$6,081
Allowance for loan losses	(524)	(692)	(474)

Homesite notes receivable, net	$4,377	$6,073	$5,607

Allowance as a % of gross notes receivable	11%	10%	8%

Total notes receivable:
Gross notes receivable	$356,133	$712,145	$642,026
Allowance for loan losses	(46,826)	(143,160)	(111,820)

Notes receivable, net	$309,307	$568,985	$530,206

Allowance as a % of gross notes receivable	13%	20%	17%

Under timeshare accounting rules, we estimate uncollectibles based on historical uncollectibles for similar VOI notes receivable and do not consider the value of the underlying collateral. The Company holds large amounts of homogeneous VOI notes receivable and assesses uncollectibility based on pools of receivables. In estimating future credit losses, the Company does not use a single primary indicator of credit quality but instead evaluates its VOI notes based upon a combination of factors, including its static pool analysis, the aging of the respective receivables, current default trends and prepayment rates by origination year, and the FICO® scores of the buyers.

As a result of changes in our estimates related to the future performance of loans originated prior to our implementation of FICO® score-based credit underwriting standards in December 2008, during the year ended December 31, 2010 we recorded charges of $69.7 million. Many of those loans were previously accounted for “off-balance-sheet.” We anticipate that our FICO® score-based credit underwriting standards on new loan originations which we implemented in December 2008 and enhanced during January 2010, and higher levels of customer equity in the existing loan portfolio will have a favorable impact on the performance of the portfolio over time, although there is no assurance that this will be the case.

Substantially all defaulted vacation ownership notes receivable result in the holder of the note receivable acquiring the related VOI that secured the note receivable, typically soon after default and at little or no cost. The reacquired VOI is then resold in the normal course of business.

See “Bluegreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” for additional information about the performance of our notes receivable portfolio.

Sales of Receivables/Pledging of Receivables

Our ability to sell or borrow against our VOI notes receivable has historically been a critical factor in fulfilling our liquidity requirements. The vacation ownership business generally involves making sales of a vacation product where a buyer is only required to pay a minimum of 10% to 20% of the purchase price up front, while at the same time selling, marketing and administrative expenses are primarily cash expenses. For the year ended December 31, 2010 and the nine months ended September 30, 2011, these expenses approximated 53% and 52%, respectively, of system-wide sales, net. Accordingly, having facilities for the sale or hypothecation of these vacation ownership receivables, along with periodic term securitizations transactions, has been a critical factor to our meeting our short- and long-term cash needs.

Our vacation ownership receivables purchase facilities and term securitizations typically utilize an owner’s trust structure whereby we sell receivables to a wholly-owned, special purpose finance entity which then sells the receivables to an owner’s trust, typically without recourse to us or our subsidiaries, except for breaches of certain representations and warranties at the time of sale. We historically have not entered into any guarantees in connection with our vacation ownership receivables purchase facilities or term securitizations. However, see the description of the Legacy Securitization described elsewhere in this joint proxy statement/prospectus, which we have guaranteed and is recourse to us. These facilities usually have detailed requirements with respect to the eligibility of receivables for purchase, and fundings under these facilities are typically subject to certain conditions precedent. Under such purchase facilities, a variable purchase price of a portion of the principal balance of the receivables sold, subject to certain terms and conditions, is paid at closing in cash. The balance of the purchase price is deferred until such time as the purchaser of our vacation ownership receivables has received a specified return and all servicing, custodial, agent and similar fees and expenses have been paid and, if applicable, a specified overcollateralization ratio is achieved and a cash reserve account is fully funded. Our vacation ownership receivables purchase facilities typically include various conditions to purchase, covenants, trigger events and other provisions we believe to be customary for these types of transactions. We have historically acted as servicer of the vacation ownership receivables we have sold under these purchase facilities for a fee.

Prior to January 1, 2010, a portion of our revenues were comprised of gains on sales of notes receivable to the qualified special purpose entities described above. The gains on these sales were recorded on our consolidated statement of operations and the related retained interests in the notes receivable sold were recorded on our consolidated balance sheet at the time of sale. On January 1, 2010, we adopted Accounting Standards Update (“ASU”) No. 2009-16, Transfers and Servicing (“ASC 860”): Accounting for Transfers of Financial Assets (“ASU 2009-16”) and ASU No. 2009-17, Consolidations (Topic 810): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“ASU 2009-17”), which required us to consolidate special purpose finance entities associated with prior securitization transactions that previously qualified for off-balance-sheet sales treatment. As of December 31, 2010 and September 30, 2011, we did not have any off-balance-sheet arrangements, and none of the notes receivable transactions entered into during 2010 or the nine months ended September 30, 2011 qualified for “off-balance sheet” sales treatment under the new accounting guidance.

Receivables Servicing

Receivables servicing includes collecting payments from borrowers and remitting such funds to the owners, lenders or investors in such receivables, accounting for principal and interest on such receivables, making advances when required, contacting delinquent borrowers, terminating a membership in the Bluegreen Vacation Club in the event that defaults are not remedied, and performing other administrative duties.

Prior to the adoption of ASU 2009-16 and ASU 2009-17 on January 1, 2010, we recognized servicing fee income for providing mortgage servicing for notes receivable that had been sold to off-balance-sheet special purpose finance entities and for providing loan services to other third-party portfolio owners, on a cash-fee basis.

Effective January 1, 2010, we ceased recognizing servicing fee income for providing mortgage servicing to our special purpose finance entities as such entities are now consolidated by us. While we still receive mortgage servicing fees for servicing our securitized notes receivable, those amounts are now accounted for as a component of interest income. Servicing fee income earned in the nine months ended September 30, 2011 represented mortgage servicing fees earned on behalf of a third-party lender in connection with two of our fee-based services arrangements.

Regulation

The vacation ownership and real estate industries are subject to extensive and complex federal, state, and local governmental regulation. We are subject to various federal, state, local and foreign environmental, zoning, consumer protection and other statutes and regulations regarding the acquisition, subdivision, marketing and sale of real estate and VOIs and various aspects of our financing operations. On a federal level, the Federal Trade Commission has taken an active regulatory role through the Federal Trade Commission Act, which prohibits unfair or deceptive acts or unfair competition in interstate commerce. In addition, many states have what are known as “Little FTC Acts” that apply to intrastate activity. In addition to the laws applicable to our customer financing and other operations discussed below, we are or may be subject to the Fair Housing Act and various other federal statutes and regulations. We are also subject to various foreign laws with respect to La Cabana Beach and Racquet Club in Oranjestad, Aruba and Blue Water Resort in Nassau, Bahamas. In addition, there can be no assurance that in the future, VOIs will not be deemed to be securities subject to regulation as such, which could have a material adverse effect on us. There is no assurance that the cost of complying with applicable laws and regulations will not be significant or that we will maintain compliance at all times with all applicable laws, including those discussed below. Any failure to comply with current or future applicable laws or regulations could have a material adverse effect on us.

Our vacation ownership resorts are subject to various regulatory requirements including state and local approvals. The laws of most states require us to file a detailed offering statement describing our business and all material aspects of the project and sale of VOIs with a designated state authority. Laws in each state where we sell VOIs generally grant the purchaser of a VOI the right to cancel a purchase contract at any time within a specified rescission period following the earlier of the date the contract was signed or the date the purchaser has received the last of the documents required to be provided by us. Most states have other laws that regulate our activities, including: real estate licensure; sellers of travel licensure; anti-fraud laws; telemarketing laws; prize, gift and sweepstakes laws; and labor laws. In addition, certain state and local laws may impose liability on property developers with respect to construction defects discovered or repairs made by future owners of such property. Under these laws, we may be required to pay for repairs to the developed property. As required by state laws, we seek to provide our VOI purchasers with a public disclosure statement that contains, among other items, detailed information about the surrounding vicinity, the resort and the purchaser’s rights and obligations as a VOI owner. The development, management, and operation of our resorts are subject to various federal, state and local laws and regulations, including the Americans with Disabilities Act.

Under various federal, state and local laws, ordinances and regulations, the owner of real property generally is liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, the property, as well as related costs of investigation and property damage. These laws often impose such liability without regard to whether the owner knew of the presence of such hazardous or toxic substances. The presence of these substances, or the failure to properly remediate these substances if they exist, may adversely affect the owner’s ability to sell or lease a property or to borrow using the real property as collateral. Other federal and state laws require the removal or encapsulation of asbestos-containing material when this material is in poor condition or in the event of construction, demolition, remodeling or renovation. Other statutes may require the removal of underground storage tanks. Noncompliance with these and other environmental, health or safety requirements may result in the need to cease or alter operations at a property.

Our customer financing activities are also subject to extensive regulation, which can include, but are not limited to: the Truth-in-Lending Act and Regulation Z; the Fair Housing Act; the Fair Debt Collection Practices

Act; the Equal Credit Opportunity Act and Regulation B; the Electronic Funds Transfer Act and Regulation E; the Home Mortgage Disclosure Act and Regulation C; Unfair or Deceptive Acts or Practices and Regulation AA; the Patriot Act; the Right to Financial Privacy Act; the Gramm-Leach-Bliley Act; the Fair and Accurate Credit Transactions Act; and anti-money laundering laws, among others.

During the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 3% and 4%, respectively, of our VOI sales were generated by marketing to prospective purchasers obtained through internal and affiliated telemarketing efforts. During each of the year ended December 31, 2010 and the nine months ended September 30, 2011, approximately 8% of our VOI sales were generated by marketing to prospective purchasers obtained from third-party VOI prospect vendors, many of whom use telemarketing operations to generate these prospects. We attempt to monitor the actions and compliance of these third parties but there are risks associated with their use. In recent years, state regulators have increased regulations and enforcement actions related to telemarketing operations, including requiring the adherence to state “do not call” laws. In addition, the Federal Trade Commission and Federal Communications Commission have implemented national “do not call” legislation. These measures have significantly increased the costs associated with telemarketing. While we continue to be subject to telemarketing risks and potential liability, we believe that our exposure to adverse impacts from this heightened telemarketing legislation and enforcement may be mitigated to some extent by the use of “permission marketing,” whereby we obtain the permission of prospective purchasers to contact them in the future, thereby exempting such calls from the various do not call laws. We have also implemented policies and procedures which we believe will help reduce the possibility that individuals who have requested to be placed on our internal company do not call list are not contacted, but there can be no assurance that such policies and procedures will be effective in ensuring strict regulatory compliance.

To date, we have not been subject to any material fines or penalties as a result of our telemarketing operations but from time to time we have been the subject of proceedings for violation of the “do not call” laws and for violation of state laws applicable to the marketing and sale of VOIs, and there is no assurance that we will be able to efficiently or effectively market to prospective purchasers through telemarketing operations in the future or that we will be able to develop alternative sources of prospective purchasers of our VOI products at acceptable costs. In addition, there is no assurance that we would not be required to address significant non-compliance issues in the future.

Competition

Bluegreen Resorts competes with various high profile and well-established operators, many of which have greater liquidity and financial resources than we do. Many of the world’s most recognized lodging, hospitality and entertainment companies develop and sell VOIs in resort properties. Major companies that now operate or are developing or planning to develop vacation ownership resorts directly or through subsidiaries include Marriott Vacations Worldwide Corp., the Walt Disney Company, Hilton Hotels Corporation, Hyatt Corporation, Four Seasons Hotels and Resorts, Starwood Hotels and Resorts Worldwide, Inc. and Wyndham Worldwide Corporation. We also compete with numerous other smaller owners and operators of vacation ownership resorts. In our fee-based services business, we typically compete with Hilton Hotels Corporation, Wyndham Worldwide Corporation and Diamond Reorts International. In addition to competing for sales leads, prospects and fee-based service clients, we compete with other VOI developers for marketing, sales, and resort management personnel.

Website Access to Exchange Act Reports

We post publicly available reports required to be filed with the SEC on our website, www.bluegreencorp.com, as soon as reasonably practicable after filing such reports with the SEC. We also make available on our website the beneficial ownership reports (Forms 3, 4 and 5) filed by our officers, directors and other reporting persons under Section 16 of the Exchange Act. Our website and the information contained therein or connected thereto are not incorporated into this joint proxy statement/prospectus.

The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The website address for the SEC’s website is www.sec.gov.

Personnel

As of September 30, 2011, we had 4,144 employees, of which 395 were located at our headquarters in Boca Raton, Florida, and 3,749 were located in regional field offices throughout the United States and Aruba. Six employees in New Jersey are represented by a collective bargaining unit. We believe that our relations with our employees are satisfactory.

PROPERTIES

Our principal executive office is located in Boca Raton, Florida in approximately 158,838 square feet of leased space. At September 30, 2011, we also maintained sales offices at 21 of our resorts as well as regional administrative offices in Orlando, Florida and Indianapolis, Indiana for our Bluegreen Resorts division. See “Business — Products and Services” above for additional information regarding our resort properties.

LEGAL PROCEEDINGS

In the ordinary course of our business, we become subject to claims or proceedings from time to time relating to the purchase, sale or financing of VOIs or other resort operations. We are also subject to matters relating to Bluegreen Communities’ business, which we now report as a discontinued operation. Additionally, from time to time, we become involved in disputes with existing and former employees, vendors, taxing jurisdictions and various other parties. From time to time in the ordinary course of business, we also receive individual consumer complaints, as well as complaints received through regulatory and consumer agencies, including Offices of State Attorney Generals. We take these matters seriously and attempt to resolve any such issues as they arise. Unless otherwise described below, we believe that these claims are routine litigation incidental to our business.

Reserves are accrued for matters in which we believe it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. As of September 30, 2011, we had accrued $3.5 million for matters which we believe meet these criteria. The actual costs of resolving these legal claims may be substantially higher than the amounts accrued for these claims. Management is not at this time able to estimate a range of reasonably possible losses with respect to these matters in which it is reasonably possible that a loss will occur. In certain matters, we are unable to estimate the loss or reasonable range of loss until additional developments provide information sufficient to support an assessment of the loss or range of loss. Frequently in these matters, the claims are broad and the plaintiffs’ have not quantified or factually supported the claim.

We believe that liabilities arising from the litigation and regulatory matters discussed below, in excess of the amounts currently accrued, if any, will not have a material impact on our financial statements. However, due to the significant uncertainties involved in these legal matters, an adverse outcome in these matters could be material to our financial results.

Bluegreen Resorts

In 2005, the State of Tennessee Audit Division (the “Division”) audited certain subsidiaries within Bluegreen Resorts for the period from December 1, 2001 through December 31, 2004. On September 23, 2006, the Division issued a notice of assessment for approximately $0.7 million of accommodations tax based on the use of Bluegreen Vacation Club accommodations by Bluegreen Vacation Club members who became members through the purchase of non-Tennessee property. We believe the attempt to impose such a tax is contrary to Tennessee law and have vigorously opposed such assessment by the Division. An informal conference was held in December 2007 to discuss this matter with representatives of the Division. No formal resolution of the issue was reached during the conference. By letter dated May 25, 2011, the State of Tennessee Department of Revenue issued a decision in which it held that two of the three types of transactions in question were taxable. The Department of Revenue confirmed that we had already remitted the proper amount of sales tax due on one of the two types of taxable transactions, but has taken the position that we owed a total of $0.7 million in taxes and interest based on the second type of transaction. On August 1, 2011, we filed suit in the Chancery Court of Davidson County, Tennessee for the purpose of invalidating and setting aside the tax assessment made against us by the Department of Revenue.

In Case No. 2006-Ca-3374, styled Joseph M. Scheyd, Jr., P.A. vs. Bluegreen Vacations Unlimited, Inc.; Hubert A. Laird; and MSB of Destin, Inc., in the Circuit Court of the First Judicial Circuit in and for Okaloosa County, Florida, during 2006, Joseph M. Scheyd, Jr., P.A., as escrow agent, brought an interpleader action seeking a determination as to whether we, as purchaser, or Hubert A. Laird and MSB of Destin, Inc., as seller, were entitled to the $1.4 million escrow deposit being maintained with the escrow agent pursuant to a purchase and sale contract for real property located in Destin, Florida. We maintain that our decision not to close on the purchase of the property was proper under the terms of the purchase and sale contract and therefore are entitled to a return of the full escrow deposit. On June 1, 2011, the trial court made a finding that we breached the purchase and sale contract and that the plaintiff was entitled to the escrow deposit and all accrued interest. We have filed a notice of appeal with the First District Court of Appeal seeking to appeal the result of the trial court’s decision. In connection with the appeal, the escrow deposit and all accrued interest have been placed in the appropriate Court registry pending the outcome of the appeal.

The Office of the Attorney General for the State of Florida (the “AGSF”) has advised us that it has accumulated a number of consumer complaints since 2005 against us and/or our affiliates related to timeshare sales and marketing, and has requested that we propose a resolution on a collective basis of any outstanding complaints. The AGSF has also requested that we enter into a written agreement in which to establish a process and timeframe for determining consumer eligibility for relief (including, where applicable, monetary restitution). We have determined that many of these complaints were previously addressed and/or resolved. We are cooperating with the State and do not believe this matter will have a material effect on our results of operations, financial condition or on our sales and marketing activities in Florida.

Bluegreen Communities

The matters described below relate to Bluegreen Communities’ business, which is reported as a discontinued operation. However, as the Purchase and Sale Agreement to sell substantially all of the assets of Bluegreen Communities is an asset sale and Southstar, the purchaser under such agreement, has not agreed to assume the liabilities related to the matters described below, these matters would be retained by us even if the transaction is consummated.

Bluegreen Southwest One, L.P. (“Southwest”), a subsidiary of Bluegreen Corporation, is the developer of the Mountain Lakes subdivision in Texas. In Case No. 28006, styled Betty Yvon Lesley et a1. v. Bluff Dale Development Corporation, Bluegreen Southwest One. L.P. et al., in the 266th Judicial District Court, Erath County, Texas, the plaintiffs filed a declaratory judgment action against Southwest seeking to develop their reserved mineral interests in, on and under the Mountain Lakes subdivision. The plaintiffs’ claims are based on property law, oil and gas law, contract and tort theories. The property owners association and some of the individual landowners have filed cross actions against Bluegreen, Southwest and individual directors of the property owners association related to the mineral rights and certain amenities in the subdivision as described below. On January 17, 2007, the court ruled that the restrictions placed on the development that prohibited oil and gas production and development were invalid and not enforceable as a matter of law, that such restrictions did not prohibit the development of the plaintiffs’ prior reserved mineral interests and that Southwest breached its duty to lease the minerals to third-parties for development. The court further ruled that Southwest was the sole holder of the right to lease the minerals to third-parties. The order granting the plaintiffs’ motion was severed into Case No. 28769, styled Betty Yvon Lesley et a1. v. Bluff Dale Development Corporation, Bluegreen Southwest One. L.P. et al. in the 266th Judicial District Court, Erath County, Texas. Southwest appealed the trial court’s ruling. On January 22, 2009, in Bluegreen Southwest One, L.P. et al. v. Betty Yvon Lesley et al., in the 11th Court of Appeals, Eastland, Texas, the Appellate Court reversed the trial court’s decision and ruled in Southwest’s favor and determined that all executive rights were owned by Southwest and then transferred to the individual property owners in connection with the sales of land. All property owner claims were decided in favor of Southwest. It was also decided that Southwest did not breach a fiduciary duty to the plaintiffs as an executive rights holder. On May 14, 2009, the plaintiffs filed an appeal with the Texas Supreme Court asking the Court to reverse the Appellate Court’s decision in favor of Southwest. On September 15, 2010, the Court heard oral arguments on whether to reverse or affirm the Appellate Court’s decision. On August 26, 2011, the Court issued its opinion affirming the Appellate Court’s decision in part and reversing it in part. The Court held that Southwest did not breach any covenants in the deed, but did breach a duty to the plaintiffs by filing restrictive covenants in connection with the development of the property which prohibited mineral development, and that the appropriate remedy was cancellation of the restrictive covenants. The Court further ruled that the Plaintiffs have no right of ingress to, or egress from, the subdivision, and that Southwest’s inaction in not leasing the mineral rights was not, by itself, a breach of a duty. The Court remanded the case to the trial court for disposition consistent with its decision. No information is available as to when the trial court will render its ruling.

On September 18, 2008, in Case No. 2008-5U-CV-1358-WI, styled Paul A. Schwarz and Barbara S. Schwarz v. Bluegreen Communities of Georgia, LLC and Bluegreen Corporation, in the United States District Court for the Southern District of Georgia, Brunswick Division, the plaintiffs brought suit alleging fraud and misrepresentation with regards to the construction of a marina at the Sanctuary Cove subdivision located in Camden County, Georgia. The plaintiffs subsequently withdrew the fraud and misrepresentation counts and filed a count alleging violation of racketeering laws. On January 25, 2010, the plaintiffs filed a second complaint seeking approval to proceed with the lawsuit as a class action on behalf of more than 100 persons alleged to have been harmed by the alleged activities in a similar manner. On September 2, 2011, the court issued an Order granting Bluegreen’s Motion for Summary Judgment and dismissing the lawsuit in full. The time period within which the plaintiffs may appeal the decision has expired.

On June 3, 2010, in Case No. 16-2009-CA-008028, styled Community Cable Service, LLC v. Bluegreen Communities of Georgia, LLC and Sanctuary Cove at St. Andrews Sound Community Association, Inc., a/k/a Sanctuary Cove Home Developers Association, Inc., in the Circuit Court of the Fourth Judicial Circuit in and for Duval County, Florida, the plaintiffs filed suit alleging breach by Bluegreen Communities of Georgia and the community association of a bulk cable TV services contract at Bluegreen Communities’ Sanctuary Cove single family residential community being developed in Waverly, Georgia. In its complaint, the plaintiffs alleged that unpaid bulk cable fees are due from the defendants, and that the non-payment of fees will continue to accrue on a monthly basis. Bluegreen and the community association have responded that the plaintiffs breached the parties’ contract. The case went to mediation on September 20, 2010, but no resolution was reached. Both parties filed Motions for Summary Judgment. On November 30, 2011, the parties entered into an agreement to settle the matter. The settlement agreement provides for payments to be made to the plaintiff over a four-year period and for the plaintiff to release the defendants from all other obligations related to this matter. The settlement agreement requires the community association to make a payment to the plaintiffs in the amount of $250,000 during the first year of the four-year period and Bluegreen Communities of Georgia to make annual payments of $150,000 each during the first three years and a payment of $125,000 during the fourth year. Both the community association and Bluegreen Communities of Georgia have made the payment required of them during the first year. The obligation of Bluegreen Communities of Georgia to make the remaining three annual payments has been guaranteed by Bluegreen Corporation.

On September 18, 2011, in Case No. T-7663A, styled The County of Comal, Texas vs. Bluegreen Southwest One, LP et al, in the District Court of the 22nd Judicial District, Comal County, Texas, The County of Comal, Texas, collecting property taxes for itself and for various local taxing districts, brought suit for the collection of delinquent taxes alleged to be due, including interest, penalties and costs totaling approximately $0.9 million. On

September 28, 2011, Southwest answered the Complaint and alleged it was entitled to an abatement of the proceeding because it has filed administrative protests with the Comal County Appraisal Review Board and is waiting for an administrative hearing and determination. Southwest disputes its liability for the taxes and while waiting for an administrative hearing on the issue, believes it is inappropriate for the civil action to proceed. No further information is available as to whether the administrative hearing will be held, and if so, when, or whether Southwest’s request for an abatement of the tax suit will be granted.

In addition to the legal proceedings described above, see the section of this joint proxy statement/prospectus entitled “The Merger-Litigation Regarding the Merger.”

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market and Dividend Information

For market price and dividend information with respect to our Common Stock, see the section of this joint proxy statement/prospectus entitled “Comparative Stock Prices and Dividends.”

Holders

As of January 31, 2012, there were approximately 829 record holders of our Common Stock. The number of record holders does not reflect the number of persons or entities holding their stock in “street” name through brokerage firms or other entities.

Equity Compensation Plan Information

The following table sets forth information about securities authorized for issuance under our equity compensation plans as of December 31, 2010.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Stock Options	Weighted- Average Exercise Price of Outstanding Stock Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Outstanding Stock Options)
Equity compensation plans approved by security holders	2,717,238	$9.53	7,919,012
Equity compensation plans not approved by security holders	—	—	—

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation and Changing Prices Risk

We believe that inflation and changing prices have had a material impact on our revenues and results of operations. We have increased the sales prices of our VOIs periodically and have experienced increased construction and development costs from time to time during the last several years. There is no assurance that we will be able to increase or maintain the current level of our sales prices or that increased construction costs will not have a material adverse impact on our gross margin. In addition, to the extent that inflation in general or increased prices for our VOIs adversely impacts consumer demand, our results of operations could be adversely impacted.

Foreign Currency Risk

During the year ended December 31, 2010, our total revenues and net assets denominated in a currency other than U.S. dollars represented approximately 3% and less than 1% of our consolidated revenues and consolidated assets, respectively. During the nine months ended September 30, 2011, our total revenues and net assets denominated in a currency other than U.S. dollars represented approximately 3% and less than 1% of our consolidated revenues and consolidated assets, respectively. Sales generated by Bluegreen Properties, N.V., our subsidiary in Aruba, are transacted in U.S. dollars. The effects of changes in foreign currency exchange rates have not historically been significant to our operations or net assets.

Interest Rate Risk

As of September 30, 2011, we had fixed interest rate debt of approximately $413.5 million and floating interest rate debt of approximately $298.4 million. In addition, our notes receivable from VOI and homesite customers were comprised of $631.8 million of fixed rate loans and $5.2 million of notes bearing floating interest rates at September 30, 2011. The floating interest rates are based either upon the prevailing prime or LIBOR rates. For floating rate financial instruments, interest rate changes do not generally affect the market value of debt but do impact future earnings and cash flows, assuming other factors are held constant. Conversely, for fixed rate financial instruments, interest rate changes affect the market value of the debt but do not impact earnings or cash flows.

To the extent inflationary trends, tightened credit markets or other factors affect interest rates, our debt service costs may increase. If interest rates increased or decreased one percentage point, the effect on interest expense related to our variable-rate debt would be an annual increase or a decrease of approximately $3.0 million, based on September 30, 2011 balances. A similar change in interest rates would affect the total fair value of our fixed rate debt by an immaterial amount. This analysis does not consider the effects of changes in the level of overall economic activity that could result due to interest rate changes. Further, in the event of a change in interest rates, we would likely attempt to take actions to mitigate any exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the foregoing sensitivity analysis assumes no changes in our financial structure.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BFC currently directly or indirectly owns approximately 54% of the outstanding shares of our Common Stock. In addition, Alan B. Levan and John E. Abdo, our Chairman and Vice Chairman, respectively, serve as Chairman, Chief Executive Officer and President of BFC and Vice Chairman of BFC, respectively, and may be deemed to control BFC by virtue of their ownership interest in BFC’s Class A Common Stock and Class B Common Stock.

During 2009 and 2010, we paid approximately $0.5 million and $1.3 million, respectively, to a subsidiary of BFC for a variety of management advisory services that the subsidiary provided to us and reimbursed BFC and another of its subsidiaries approximately $2.4 million and $1.3 million, respectively, for certain expenses incurred in assisting us in our efforts to explore potential additional sources of liquidity. During 2009 and 2010, we also paid two subsidiaries of BFC a total of approximately $0.5 million and $0.4 million, respectively, in consideration for their provision of risk management and other administrative services. We paid BFC or its subsidiaries approximately $0.9 million during the nine months ended September 30, 2011 in respect of their provision of management and administrative services described in this paragraph.

In addition, we have an agreement with BFC relating to the maintenance of different registered public accounting firms. Pursuant to the agreement, we reimbursed BFC approximately $0.1 million and $0.5 million during the year ended December 31, 2010 and the nine months ended September 30, 2011, respectively. There were no such reimbursements during 2009.

BFC holds a significant investment in Benihana, and Alan B. Levan and John E. Abdo serve on Benihana’s board of directors. In 2009, we entered into a land lease with Benihana, which constructed and operates a restaurant at one of our resorts. Under the terms of the lease, we receive payments from Benihana of approximately $0.1 million annually.

J. Larry Rutherford, who served as a member of our board of directors until April 30, 2011, is the President and Chief Executive Officer of Southstar Development Partners, Inc. The Purchase and Sale Agreement entered into between seven of our subsidiaries and Southstar provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities. See “Business — Overview” above for additional information regarding this agreement and the proposed transaction.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 9, 2011, certain information as to persons owning in excess of 5% of the outstanding shares of our Common Stock. In addition, the following table includes the outstanding securities beneficially owned by (i) our directors as of December 9, 2011, (ii) each of our “named executive officers,” as such term is defined under Item 402 of Regulation S-K of the SEC, for the year ended December 31, 2010 and (iii) our directors and executive officers as of December 9, 2011 as a group. Management knows of no person, except as listed below, who beneficially owned more than 5% of the outstanding shares of our Common Stock as of December 9, 2011. Except as otherwise indicated, the information provided in the following table was obtained from filings with us or the SEC pursuant to the Exchange Act. For purposes of the following table, in accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner of any shares of our Common Stock (i) over which he, she or it has or shares, directly or indirectly, voting or investment power or (ii) of which he, she or it has the right to acquire beneficial ownership at any time within 60 days after December 9, 2011. As used herein, “voting power” is the power to vote, or direct the voting of, shares, and “investment power” includes the power to dispose, or direct the disposition of, shares. Unless otherwise noted, each beneficial owner has sole voting and investment power over the shares beneficially owned.

Name	Common Stock	Options Exercisable Within 60 Days	Total Shares Beneficially Owned	Percent of Shares Outstanding (1)
BFC Financial Corporation (2)	16,922,953	—	16,922,953	53.7%
2100 W. Cypress Creek Road
Ft. Lauderdale, FL 33309
John E. Abdo (2)	16,922,953	100,000	17,022,953	53.9%
James R. Allmand, III	—	—	—	—
Norman H. Becker	34,940	16,010	50,950	*
Lawrence A. Cirillo	100	77,712	77,812	*
David A. Bidgood	—	200,000	200,000	*
Alan B. Levan (2)	16,923,053	100,000	17,023,053	53.9%
John M. Maloney, Jr.	20,000	100,000	120,000	*
Mark A. Nerenhausen	32,384	24,499	56,883	*
David L. Pontius	—	—	—	—
Arnold Sevell	1,000	81,748	82,748	*
Orlando Sharpe	—	—	—	—
All directors and executive officers as of December 9, 2011 as a group (14 persons)	17,041,547	915,193	17,956,740	55.4%
Dimensional Fund Advisors Inc. (3)	2,698,520	—	2,698,520	8.6%
1299 Ocean Avenue, Santa Monica, CA 90401

*	Less than 1%.
(1)	In accordance with applicable SEC rules and regulations, the denominator used to calculate the percent of shares outstanding includes shares which may be acquired by the applicable individual, company or group upon the exercise of stock options that are exercisable within 60 days, plus 31,494,527 shares outstanding on December 9, 2011.
(2)	BFC may be deemed to beneficially own the 16,922,953 shares which are held directly by its wholly-owned subsidiary, Woodbridge Holdings, LLC. Messrs. Levan and Abdo may be deemed to control BFC, and therefore the shares beneficially owned by BFC may also be deemed to be beneficially owned by Messrs. Abdo and Levan (as reported in a Form 4 filed with the SEC on November 17, 2009 for Messrs. Abdo and Levan).
(3)	As reported in a Schedule 13G/A filed with the SEC on February 11, 2011, Dimensional Fund Advisors LP, subject to the following qualifications, has sole voting power over 2,640,503 of such shares and sole dispositive power over all 2,698,520 of such shares. In that Schedule 13G/A, Dimensional Fund Advisors LP disclosed that: (i) it furnishes investment advice to four investment companies and serves as investment manager to certain other commingled group trusts and separate accounts (collectively, the “Funds”); (ii) in certain cases, subsidiaries of Dimensional Fund Advisors LP may act as an adviser or sub-adviser to certain Funds; (iii) in its role as investment adviser, sub-adviser and/or manager, neither Dimensional Fund Advisors LP or any of its subsidiaries possess voting and/or investment power over the shares that are owned by the Funds; and (iv) all 2,698,520 shares reported in the Schedule 13G/A are owned by the Funds.

BLUEGREEN’S MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The information contained within this “Bluegreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section has been derived or excerpted from Bluegreen’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on March 31, 2011, and Bluegreen’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the SEC on November 14, 2011. With respect to the information derived or excerpted from the Annual Report on Form 10-K, the following discussion includes such changes as necessary to reflect the classification of Bluegreen Communities as a discontinued operation for all periods. Unless the context otherwise requires, references to “we,” “us,” “our,” the “Company” and “Bluegreen” within this “Bluegreen’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” section refer to Bluegreen Corporation and its consolidated subsidiaries.

Cautionary Statement Regarding Forward-Looking Statements and Risk Factors

We desire to take advantage of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are making the following statements to do so. Certain statements contained herein and in our other filings with the SEC constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. You may identify these statements by forward-looking words such as “may,” “intend,” “expect,” “anticipate,” “believe”, “will,” “should,” “project,” “estimate,” “plan” or other comparable terminology or by other statements that do not relate to historical facts. All statements, trend analyses and other information relative to the market for our products, remaining life-of-project sales, our expected future sales, gross margin, financial position, operating results, liquidity and capital resources, our business strategy, financial plan and expected capital requirements as well as trends in our operations, receivables performance or results are forward-looking statements. These forward-looking statements are subject to known and unknown risks and uncertainties, many of which are beyond our control, including changes in economic conditions, generally, in areas where we operate, or in the travel and tourism industry, availability of financing, increases in interest rates, changes in regulations and other factors discussed herein and in our other SEC filings including the “Risk Factors” sections hereof and thereof, all of which could cause our actual results, performance or achievements, or industry trends, to differ materially from any future results, performance or achievements, or industry trends, expressed or implied herein. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, as the plans, estimates and expectations reflected herein may not be achieved. Factors that could adversely affect our future results can also be considered general risk factors with respect to our business, whether or not they relate to a forward-looking statement. We caution you that the important factors set forth below and elsewhere in this joint proxy statement/prospectus and our other SEC filings in some cases have affected, and in the future could affect, our actual results and could cause them to differ materially from those expressed in any forward-looking statements.

•	The overall state of the economy, interest rates and the availability of financing affect our ability to market VOIs.

•	We would incur substantial losses and our liquidity position could be adversely impacted if the customers we finance default on their obligations.

•

While we have attempted to structure our business to reduce our need for and reliance on financing for liquidity in the short term, we may not be successful and our business and profitability may depend on our ability to obtain financing, which may not be available on favorable terms, or at all.

•	Our future success depends on our ability to market our products successfully and efficiently.

•	We are subject to the risks of the real estate market and the risks associated with real estate development, including the decline in real estate values and the deterioration of real estate sales.

•

We may not be successful in increasing or expanding our fee-based service relationships, and our fee-based service activities may not be profitable, which may have an adverse impact on our results of operations and financial condition.

•

Our results of operations and financial condition may be materially and adversely impacted if Bluegreen Resorts does not continue to participate in exchange networks or its customers are not satisfied with the networks in which it participates.

•

Our decision to sell Bluegreen Communities involves a number of risks, including that it may divert management’s attention from our business activities, result in additional impairment charges and not ultimately lead to us consummating a transaction or otherwise realizing improvements in our operating results and financial condition.

•	Claims for development-related defects could adversely affect our financial condition and operating results.

•	The resale market for VOIs could adversely affect our business.

•

We may be adversely affected by federal, state and local laws and regulations and changes in applicable laws and regulations, including the imposition of additional taxes on operations. In addition, results of audits of our tax returns or those of our subsidiaries may have a material and adverse impact on our financial condition.

•	Environmental liabilities, including claims with respect to mold or hazardous or toxic substances, could have a material adverse impact on our business.

•	The ratings of third-party rating agencies could adversely impact our ability to obtain, renew or extend credit facilities, or otherwise raise capital.

•

We are subject to risks related to litigation and other legal proceedings against us and our subsidiaries, including that a finding of liability or damages, as well as the legal and other professional fees and other costs and expenses of such proceedings, may have a material adverse effect on our financial condition and operating results.

•

There are inherent uncertainties involved in estimates, judgments and assumptions used in the preparation of financial statements in accordance with GAAP. Any changes in estimates, judgments and assumptions used could have a material adverse impact on our operating results and financial condition.

•	The loss of the services of our key management and personnel could adversely affect our business.

Executive Overview

The objective of the following discussion is to provide an understanding of the financial condition and results of operations of Bluegreen as of and for the three and nine months ended September 30, 2010 and 2011 and for the years ended December 31, 2008, 2009 and 2010.

We are a sales, marketing and management company, primarily focused on the vacation ownership industry. Our business has historically been conducted through two operating segments — our resorts business segment (“Bluegreen Resorts”) and our residential communities business segment (“Bluegreen Communities”).

Our continuing operations relate to Bluegreen Resorts. Bluegreen Resorts markets, sells and manages vacation ownership interests (“VOIs”) in resorts, which are generally located in popular, high-volume, “drive-to” vacation destinations, and were either developed or acquired by us or developed by others, in which case we earn fees for providing these services. VOIs in our resorts and those sold by us on behalf of others typically entitle the buyer to use resort accommodations through an annual or biennial allotment of “points” which represent their ownership and beneficial use rights in perpetuity in the Bluegreen Vacation Club (supported by an underlying deeded VOI held in trust for the buyer). Owners in the Bluegreen Vacation Club may stay in any of our 59 resorts or take advantage of an exchange program offered by a third-party world-wide vacation ownership exchange network of over 4,000 resorts and other vacation experiences such as cruises and hotel stays. Bluegreen

Resorts also provides property and homeowners’ association management services, VOI title services, mortgage servicing and resort amenity operational services. In addition, Bluegreen Resorts provides financing to individual purchasers of VOIs, which provides significant interest income to us.

Bluegreen Communities, which, as discussed below, has been classified as a discontinued operation, acquires, develops and subdivides property and markets residential homesites, the majority of which are sold directly to retail customers seeking to build a home generally in the future. Bluegreen Communities also has realty and daily-fee golf course operations.

During June 2011, our board of directors made a determination to seek to sell Bluegreen Communities, or all or substantially all of its assets. As a consequence, Bluegreen Communities is presented as a discontinued operation for all periods.

On October 12, 2011, a Purchase and Sale Agreement was entered into between seven of our subsidiaries and Southstar Development Partners, Inc. (“Southstar”). The agreement provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities for a purchase price of $31.5 million in cash. Southstar also agreed to pay an amount equal to 20% of the net proceeds (as calculated in accordance with the terms of the agreement) it receives upon its sale, if any, of two specified parcels of real estate to be purchased by Southstar under the agreement. The agreement provides for the transaction to be consummated on a date no later than March 2, 2012; provided that the closing may be extended until a date no later than April 2, 2012 to the extent necessary for all required consents to the transfer of certain operating contracts related to Bluegreen Communities’ business to be obtained. Southstar has advised us that it needs to obtain debt and/or equity financing in order to close the transaction, but obtaining such financing is not a closing condition. There can be no assurance that the transaction will be consummated on the contemplated terms, including in the contemplated time frame, or at all. See Note 8 to our interim unaudited condensed consolidated financial statements included in this joint proxy statement/prospectus for additional information.

Bluegreen Resorts’ results for the year ended December 31, 2010 and the three and nine months ended September 30, 2011 reflect our continued focus on our fee-based service business and our efforts to achieve selling and marketing efficiencies.

During the three and nine months ended September 30, 2011:

•	We generated “free cash flow” (cash flow from operating and investing activities) of $41.1 million and $116.7 million, respectively.

•

VOI system-wide sales, which include sales of third-party inventory, were $91.0 million compared to $89.5 million during the three months ended September 30, 2010, and $228.6 million compared to $224.2 million during the nine months ended September 30, 2010.

•

Our sales and marketing fee-based service business sold $34.0 million and $77.8 million, respectively, of third-party inventory and earned sales and marketing commissions of $23.5 million and $52.5 million, respectively. Including our resort management, resort title, construction management and other operations, our total fee-based service revenues were $42.3 million, a 30% increase over the three months ended September 30, 2010, and $105.9 million, a 21% increase over the nine months ended September 30, 2010.

During the year ended December 31, 2010:

•	We generated “free cash flow” of $158.0 million.

•	VOI system-wide sales totaled $297.9 million, reflecting a 19% increase over 2009.

•	Our sales and marketing fee-based service business sold $78.8 million of third-party developer inventory and earned sales and marketing commissions of $53.0 million. Including our resort management, resort title, construction management and other operations, our total resort fee-based services revenues were $120.0 million in 2010, a 56% increase compared to 2009.

•

We recorded a non-cash charge of $69.7 million to increase the allowance for loan losses on our VOI notes receivable generated prior to December 15, 2008 (the date we implemented FICO® score-based credit underwriting standards), based on our expectation that lower FICO® receivables may experience higher losses later in their contractual term than originally estimated.

•	We successfully completed the securitization of $162.3 of VOI notes receivable.

We believe our fee-based service business enables us to leverage our expertise in resort management, sales and marketing, mortgage servicing, title services, and construction management to generate recurring revenues from third-parties. Our provision of these services requires significantly less capital investment than our traditional vacation ownership business. Our goal is for fee-based services to become an increasing portion of our business over time; however, our efforts to do so may not be successful.

During the three months ended September 30, 2010 and 2011, we sold $22.1 million and $34.0 million, respectively, of third-party inventory and earned sales and marketing commissions of approximately $15.1 million and $23.5 million, respectively. Based on an allocation of our selling, marketing and field general and administrative expenses to these sales, we believe we generated approximately $4.7 million and $6.2 million in pre-tax profits by providing sales and marketing fee-based services during the three months ended September 30, 2010 and 2011, respectively. During the nine months ended September 30, 2010 and 2011, we sold $56.0 million and $77.8 million, respectively, of third-party inventory and earned sales and marketing commissions of approximately $37.5 million and $52.5 million, respectively. Based on an allocation of our selling, marketing and field general and administrative expenses to these sales, we believe we generated approximately $8.1 million and $11.9 million in pre-tax profits by providing sales and marketing fee-based services during the nine months ended September 30, 2010 and 2011, respectively.

From July 2009 (when we began selling and marketing third-party inventory) through December 31, 2009, we sold $31.7 million of third-party inventory and earned sales and marketing commissions of approximately $20.1 million. During the year ended December 31, 2010, we sold $78.8 million of third-party inventory and earned sales and marketing commissions of approximately $53.0 million.

Additionally, consistent with initiatives seeking to improve our liquidity, we continue to focus on generating VOI sales that are paid in cash in full at the time of sale or shortly thereafter and encouraging larger down payments on financed sales. During the nine months ended September 30, 2011, including down payments received on financed sales, 55% of our VOI sales were paid in cash within approximately 30 days from the contract date. For the year ended December 31, 2010, including down payments received on financed sales, 54% of our sales were received in cash within approximately 30 days from the contract date, compared to 45% for the year ended December 31, 2009.

Due to a significant reduction of liquidity in the receivable-backed credit markets commencing in the fourth quarter of 2008 and our continued desire to manage efficiencies in our timeshare marketing costs, we purposely and significantly reduced our sales volumes in the fourth quarter of 2008. Since that time, we have and intend to continue to adjust our sales volumes based on available liquidity in the receivable credit markets, the success of our efforts to increase the amount of cash paid at or shortly after the time that sales contracts are entered into and our ability to achieve desired levels of marketing efficiencies. We believe that our other resort fee-based services and finance operations represent recurring cash-generating sources of income which do not require material liquidity support from the credit markets. We also believe, based on anticipated sales levels, that we have adequate timeshare inventory to satisfy our projected sales for a number of years. However, our Bluegreen Resorts’ sales and marketing operations are materially dependent on the availability of liquidity in the credit markets, as further discussed under “Liquidity and Capital Resources” below.

Seasonality

We have historically experienced and expect to continue to experience seasonal fluctuations in our gross revenues and results of operations. This seasonality may result in fluctuations in our quarterly operating results. Although we typically see more potential customers at our sales offices during the quarters ending in June and September, ultimate recognition of the resulting sales during these periods may be delayed due to down payment requirements for recognition of real estate sales under GAAP or due to the timing of development and the requirement that we use the percentage-of-completion method of accounting.

Notes Receivable and Allowance for Loan Losses

We offer financing to buyers of our VOIs who meet certain minimum requirements. On a more limited basis, Bluegreen Communities also offers financing to buyers of its homesites. Accordingly, we are subject to the risk of defaults by customers. GAAP requires that we reduce sales of VOIs by our estimate of future uncollectible note balances on originated VOI notes receivables, excluding any benefit for the value of future recoveries of defaulted inventory. We update our estimates of such future losses each quarter, and consequently, the charge against sales in a particular quarter may be impacted, favorably or unfavorably, by a change in our expected losses on prior periods’ financed sales.

We monetize our notes receivable by transferring the notes to warehouse purchase facilities, in which case the notes are legally sold to a special purpose entity for the benefit of a financial institution or conduit, or by pledging the notes as collateral for a receivables hypothecation loan. We attempt to maintain these diversified liquidity sources for our notes receivable in order to mitigate the risks of being too dependent on a single source. Each such facility has eligibility standards for the notes receivable that may be sold or pledged under the facility. It is generally contemplated that notes receivable transferred to a warehouse purchase facility will ultimately be included in a future securitization of the transferred notes. The notes receivable securitized are determined during the negotiation of the securitization transaction, with the characteristics of the notes receivable selected determining the terms of the transaction. Notes receivable previously pledged as collateral for a receivable hypothecation loan may also be included in a term securitization transaction, however such notes are generally not included if doing so would result in a significant prepayment penalty. Further, based on the size and timing of the securitization, we may also choose to include newly originated notes receivable. Additionally, the specific characteristics of the notes receivable factor into whether such notes would be desirable to include in a securitization. Such factors may include delinquency status, the FICO® score of the borrower, interest rate, remaining term, outstanding balance and whether the borrower is foreign or domestic.

The allowance for loan losses as of December 31, 2009, December 31, 2010 and September 30, 2011 was as follows (dollars in thousands):

	As of
	December 31, 2009	December 31, 2010	September 30, 2011
Notes receivable secured by VOIs:
VOI notes receivable — non-securitized	$182,191	$171,901	$164,350
VOI notes receivable — securitized	169,041	533,479	471,595

	351,232	705,380	635,945
Allowance for loan losses — non-securitized	(15,039)	(29,263)	(25,548)
Allowance for loan losses — securitized	(31,263)	(113,205)	(85,798)

VOI notes receivable, net	$304,930	$562,912	$524,599

Allowance as a % of gross notes receivable	13%	20%	18%

Notes receivable secured by homesites:
Notes receivable	$4,901	$6,765	$6,081
Allowance for loan losses	(524)	(692)	(474)

Homesite notes receivable, net	$4,377	$6,073	$5,607

Allowance as a % of gross notes receivable	11%	10%	8%

Total notes receivable:
Gross notes receivable	$356,133	$712,145	$642,026
Allowance for loan losses	(46,826)	(143,160)	(111,820)

Notes receivable, net	$309,307	$568,985	$530,206

Allowance as a % of gross notes receivable	13%	20%	17%

The table below provides the activity in our allowance for uncollectible notes receivable for the year ended December 31, 2010 and the nine months ended September 30, 2011 (in thousands):

Balance, January 1, 2010	$46,826
One time impact from a change in accounting principle (1)	86,252
Provision for loan losses (2)(3)	94,554
Less: Write-offs of uncollectible receivables	(84,472)

Balance, December 31, 2010	143,160

Provision for loan losses (2)	21,571
Less: Write-offs of uncollectible receivables	(52,911)

Balance, September 30, 2011	$111,820

(1)	On January 1, 2010, we adopted Accounting Standards Update (“ASU”) No. 2009-16, Transfers and Servicing (ASC 860): Accounting for Transfers of Financial Assets and ASU 2009-17, Consolidations (Topic 810)”: Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities, which required us to consolidate the special purpose finance entities that we previously reported “off balance sheet”.
(2)	Includes provision for loan losses on homesite notes receivable.
(3)	Includes charges totaling $69.7 million to increase the allowance on VOI loans generated prior to December 15, 2008.

We believe that relatively high unemployment in the United States and adverse economic conditions in general have adversely impacted, and may continue to adversely impact, the performance of our notes receivable portfolio in the form of relatively higher defaults and lower prepayment rates than we have historically experienced. Our estimates regarding our allowance for loan losses involve interpretation of historical data, the aging of receivables, current default trends by origination year, the impact of loan seasoning, current economic conditions, the economic outlook, and the FICO® scores of the borrowers at the time of origination. To the extent that our estimates change, our results of operations could be adversely affected. While we believe our notes receivable are adequately reserved at this time, future defaults may occur at levels greater than we expect. If the future performance of our loans varies from our expectations and estimates, additional charges may be required in the future.

The average annual default rates and delinquency rates (more than 30 days past due) on our notes receivable were as follows:

Average Annual Default Rates	For the 12 Month Period Ended September 30,
Division	2010	2011
Notes receivable secured by VOIs:
Loans originated prior to December 15, 2008 (1)	13.5%	11.1%
Loans originated on or after December 15, 2008 (1)	4.3%	6.5%
Notes receivable secured by homesites	9.8%	12.2%

Average Annual Default Rates	For the 12 Month Period Ended December 31,
Division	2008	2009		2010
Notes receivable secured by VOIs:
Loans originated prior to December 15, 2008 (1)	9.0%	15.1%		13.0%
Loans originated on or after December 15, 2008 (1)	—	1.3	%(2)(3)	5.4	%(2)
Notes receivable secured by homesites	7.9%	—		11.3	%(4)

Delinquency Rates (5)	As of
Division	December 31, 2008	December 31, 2009		December 31, 2010	September 30, 2011
Notes receivable secured by VOIs:
Loans originated prior to December 15, 2008 (1)	5.7%	6.0%		5.3%	4.6%
Loans originated on or after December 15, 2008 (1)	—	2.0	%(3)	3.3%	2.7%
Notes receivable secured by homesites	10.7%	22.5	%(4)	11.5%	5.4%

(1)	On December 15, 2008, we implemented our FICO®-score based credit underwriting program.
(2)	Reflects, in management’s opinion, the benefits of our FICO®-score based credit underwriting standards as well as our policy that loans are not defaulted until after 120 days past due.
(3)	The average annual default rate and the delinquency rate as of December 31, 2009 related to VOI loans originated on or after December 15, 2008 do not reflect sufficient default experience of the underlying loans, and therefore, do not represent a meaningful comparison to the other periods presented.
(4)	As of December 31, 2009, we were in the process of foreclosing on a total of nine Bluegreen Communities’ receivables. Had we completed the foreclosure process in 2009, the Bluegreen Communities average annual default rate would have been approximately 7% and 5% during 2009 and 2010, respectively, and the delinquency rate would have been approximately 17% as of December 31, 2009.
(5)	The percentage of our serviced VOI notes receivable portfolio that was over 30 days past due as of the dates indicated.

Substantially all defaulted VOI notes receivable result in a recovery of the related VOI that secured the note receivable, typically soon after default and at little or no cost. The recovered VOI is then resold in the normal course of business.

Critical Accounting Policies and Estimates

Our discussion and analysis of results of operations and financial condition are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of commitments and contingencies. On an ongoing basis, management evaluates its estimates, including those that relate to the recognition of revenue, including revenue recognition under the percentage-of-completion method of accounting; our reserve for loan losses; the valuation of retained interests in notes receivable sold and the related gains on sales of notes receivable; the recovery of the carrying value of real estate inventories, golf courses, intangible assets and other assets; and the estimate of contingent liabilities related to litigation and other claims and assessments. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions and conditions. If actual results significantly differ from management’s estimates, our results of operations and financial condition could be materially, adversely impacted.

•	Revenue Recognition and Inventory Cost Allocation.

Sales of Real Estate

In accordance with the requirements of Financial Accounting Standards Board (“FASB”) Accounting Codification Standards (“ACS”) 970-605, Real Estate-Revenue Recognition, we recognize revenue on VOI and homesite sales when a minimum of 10% of the sales price has been received in cash (buyer’s commitment), the legal rescission period has expired, collectibility of the receivable representing the remainder of the sales price is reasonably assured and we have completed substantially all of our obligations with respect to any development related to the real estate sold. We believe that we use a reasonably reliable methodology to estimate the collectibility of the receivables representing the remainder of the sales price of real estate sold. See the further discussion of our policies regarding the estimation of credit losses on our notes receivable below. Should we become unable to reasonably estimate the collectibility of our receivables, we may have to defer the recognition of sales and our results of operations could be negatively impacted. Under timeshare accounting rules, the buyer’s minimum cash down payment towards the purchase of our VOIs is met only if the cash down payment received, reduced by the value of certain incentives provided to the buyer at the time of sale, is at least 10% of the sales price. If, after consideration of the value of the incentive, the total down payment received from the buyer is less than 10% of the sales price, the VOI sale, and the related cost of sales and direct selling expenses, are deferred until such time that sufficient cash is received from the customer, generally through receipt of mortgage payments. Changes to the quantity, type or value of sales incentives that we provide to buyers of our VOIs may result in additional VOI sales being deferred, which could materially adversely impact our results of operations.

In cases where all development has not been substantially completed, we recognize revenue in accordance with the percentage-of-completion method of accounting. Should our estimates of the total anticipated cost of completing projects increase, we may be required to defer a greater amount of revenue or may be required to defer revenue for a longer period of time, which could materially adversely impact our results of operations.

The timeshare accounting rules require the use of the relative sales value method for relieving VOI inventory and recording cost of sales. Under the relative sales value method, cost of sales is calculated as a percentage of net sales using a cost-of-sales percentage — the ratio of total estimated development cost to total estimated VOI revenue, including the estimated incremental revenue from the resale of repossessed VOI inventory, generally as a result of the default of the related receivable. For Communities’ real estate projects, costs are allocated to individual homesites in the Communities’ projects based on the relative estimated sales value of each homesite without regard to defaults or repossessed inventory. Under this method, the allocated cost of a homesite is relieved from inventory and recognized as cost of sales upon recognition of the related sale. Should our estimates of the sales values of our VOI and homesite inventories differ materially from their ultimate selling prices, our gross profit could be adversely impacted. The revenues of Bluegreen Communities, which include homesite sales, are included within the results of discontinued operations for all periods presented in our consolidated statements of operations contained in this joint proxy statement/prospectus.

Fee-Based Sales Commissions and Other Operations Revenue

In addition to sales of real estate, we also generate revenue from the activities listed below. The table provides a brief description of the applicable revenue recognition policy:

Activity	Revenue is recognized when:

Fee-based sales commissions	The sale transaction with the VOI purchaser is consummated in accordance with the terms of the agreement with the third-party developer and the related consumer rescission period has passed.

Resort management and service fees	Management services are rendered. (1)

Resort title fees	Escrow amounts are released and title documents are completed.

Rental and sampler program	Guests complete stays at the resorts. Rental and sampler program proceeds are classified as a reduction to “cost of other resort operations.”

Communities realty commissions	Sales of third-party-owned real estate are completed. (2)

Golf course and ski hill daily fees	Services are provided. (2)

(1)	In connection with our management of the property owners’ associations, among other things, we act as agent for the property owners’ association to operate the resort as provided under the management agreement. In certain cases, the personnel at the resorts are Bluegreen employees. The property owners’ association bears all of the economic costs of such personnel and generally pays us in advance of, or simultaneously to, the payment of payroll. In accordance with ASC 605-45, Overall Considerations of Reporting Revenues Gross as a Principal versus Net as an Agent, reimbursements from the property owners’ associations relating to direct pass-through costs are recorded net of the related expenses.
(2)	The operating results of Bluegreen Communities are classified as discontinued operations for all periods presented in our consolidated statements of operations included in this joint proxy statement/prospectus.

•

Carrying Value of Completed Inventory. Our completed timeshare and homesite inventory is carried at the lower of cost or estimated fair value, less costs to sell. During 2008, 2009 and 2010, we recorded non-cash charges totaling $5.2 million, $13.2 million and $19.6 million, respectively, to write down the carrying amount of certain phases of our completed Bluegreen Communities’ properties to their estimated fair value less costs to sell. During the nine months ended September 30, 2011, we recorded a non-cash charge of $57.8 million to write down the value of Bluegreen Communities’ assets to estimated fair value less costs to sell. The assets related to Bluegreen Communities which we intend to sell under the Purchase and Sale Agreement with Southstar are presented separately on our consolidated balance sheets included in this joint proxy statement/prospectus as “assets held for sale.”

•

Carrying Value of Real Estate Held for Development and Under Development and Long-Lived Assets. We evaluate the recovery of our long-lived assets, and our undeveloped real estate properties or real estate properties under development, if certain trigger events occur. If the expected undiscounted future cash flows are less than the carrying amount of the asset, the asset is written down to its estimated fair value. During 2010, we recorded an impairment of $35.0 million to write down the carrying amount of certain undeveloped phases of Bluegreen Communities’ properties to fair value, as we determined that the carrying amounts of these properties would not be recovered by estimated future cash flows. Our assessment consisted of determining recoverability of our costs based on our plans and upon a combination of factors, including: estimates of remaining life-of-project sales for each project, the probability of alternative outcomes, the period required to complete such sales, estimates of costs to complete each project, if needed, and various other factors, including relevant market data. Should our estimates of these factors or our plans change, our results of operations and financial condition could be adversely impacted.

•

Allowance for Loan Losses on VOI Notes Receivable. We record an estimate of expected uncollectibility on our VOI notes receivable as a reduction of revenue at the time we recognize a timeshare sale. We estimate uncollectible VOI notes receivable based on historical uncollectibles for similar VOI notes receivable over the applicable historical period, using a technique referred to as static pool analysis, which tracks uncollectibles for each year’s sales over the entire life of those notes.

We also consider certain qualitative data, including the aging of the respective receivables, current default trends by origination year, current economic conditions, and the FICO® scores of the borrowers. Additionally, under timeshare accounting requirements, no consideration is given for future recoveries of defaulted inventory in the estimate of uncollectible VOI notes receivable. We review our reserve for loan losses on at least a quarterly basis. If defaults increase, our results of operations could be materially adversely impacted. During 2010, we recorded $69.7 million of charges as a result of changing our estimate of future loan losses on loans originated prior to our implementation of FICO® score-based credit underwriting standards in December of 2008.
Accounting Pronouncements Not Yet Adopted

Refer to Note 1 to our interim unaudited condensed consolidated financial statements included in this joint proxy statement/prospectus.

Results of Operations for the Three and Nine Months Ended September 30, 2010 and 2011

As described above and elsewhere in this joint proxy statement/prospectus, the results of Bluegreen Communities have been classified as discontinued operations due to the decision made by our board of directors on June 30, 2011 to seek to sell the division or all or substantially all of its assets. In connection with that determination, we recorded a $58.5 million pre-tax impairment charge during the nine months ended September 30, 2011 with respect to Bluegreen Communities’ assets based on our valuation of the assets held for sale. Additionally, during the nine months ended September 30, 2011, our discontinued operations incurred a pre-tax loss of $7.4 million, which, when combined with the impairment charge, resulted in an after-tax loss from discontinued operations of $40.4 million. See “Discontinued Operations” below for additional information.

Information regarding the results of operations for our resorts business segment, Bluegreen Resorts, for the three and nine months ended September 30, 2010 and 2011 is set forth below (dollars in thousands):

	For the Three Months Ended September 30,
	2010		2011
	Amount	% of System- wide sales of VOIs, net	Amount	% of System- wide sales of VOIs, net
System-wide sales of VOIs (1)	$89,473		$90,976
Changes in sales deferred under timeshare accounting rules	4,854		(335)

System-wide sales of VOIs, net (1)	94,327	100%	90,641	100%
Less: Sales of third-party VOIs	(22,090)	(23)	(33,983)	(37)

Gross sales of VOIs	72,237	77	56,658	63
Estimated uncollectible VOI notes receivable (2)	(33,448)	(46)	(10,770)	(19)

Sales of VOIs	38,789	41	45,888	51

Cost of VOIs sold (3)	(13,696)	(35)	(11,349)	(25)

Gross profit (3)	25,093	65	34,539	75
Fee-based sales commission revenue	15,148	16	23,460	26
Other fee-based services revenues	17,476	19	18,838	21
Cost of other fee-based services	(9,255)	(10)	(10,550)	(12)
Net carrying cost of VOI inventory	(2,329)	(2)	(2,362)	(3)
Selling and marketing expenses	(39,518)	(42)	(40,734)	(45)
Field general and administrative expenses (4)	(4,985)	(5)	(5,334)	(6)

Operating profit	$1,630	2%	$17,857	20%

	For the Nine Months Ended September 30,
	2010		2011
	Amount	% of System- wide sales of VOIs, net	Amount	% of System- wide sales of VOIs, net
System-wide sales of VOIs (1)	$224,230		$228,599
Changes in sales deferred under timeshare accounting rules	(1,660)		(1,639)

System-wide sales of VOIs, net (1)	222,570	100%	226,960	100%
Less: Sales of third-party VOIs	(56,045)	(25)	(77,844)	(34)

Gross sales of VOIs	166,525	75	149,116	66
Estimated uncollectible VOI notes receivable (2)	(58,050)	(35)	(21,521)	(14)

Sales of VOIs	108,475	49	127,595	56
Cost of VOIs sold (3)	(32,130)	(30)	(32,003)	(25)

Gross profit (3)	76,345	70	95,592	75
Fee-based sales commission revenue	37,458	17	52,532	23
Other fee-based services revenues	50,181	23	53,325	23
Cost of other fee-based services	(25,197)	(11)	(28,286)	(12)
Net carrying cost of VOI inventory	(7,910)	(4)	(9,863)	(4)
Selling and marketing expenses	(102,021)	(46)	(104,281)	(46)
Field general and administrative expenses (4)	(14,487)	(7)	(14,265)	(6)

Operating profit	$14,369	6%	$44,754	20%

(1)	Includes sales of VOIs made on behalf of third-parties, which are transacted in the same manner as the sale of our VOI inventory.

(2)	Percentages for estimated uncollectible VOI notes receivable are calculated as a percentage of gross sales of VOIs.
(3)	Percentages for cost of VOIs sold and the associated gross profit are calculated as a percentage of sales of VOIs.
(4)	General and administrative expenses attributable to corporate overhead have been excluded from the table. Corporate general and administrative expenses totaled $7.8 million and $9.3 million for the three months ended September 30, 2010 and 2011, respectively, and $30.1 million and $28.5 million for the nine months ended September 30, 2010 and 2011, respectively. See Corporate General and Administrative Expenses below for further information.

Sales and Marketing

System-wide sales of VOIs. System-wide sales of VOIs include sales of our VOIs as well as sales of VOIs owned by third-parties. The sales of third-party VOIs are transacted as sales of timeshare interests in the Bluegreen Vacation Club through the same selling and marketing process we use to sell our VOI inventory. We earn commissions on such sales from third-parties. System-wide sales of VOIs increased from $89.5 million during the three months ended September 30, 2010 to $91.0 million during the three months ended September 30, 2011. System-wide sales of VOIs were $224.2 million and $228.6 million during the nine months ended September 30, 2010 and 2011, respectively. System-wide sales increased during the 2011 periods as compared to the same periods in 2010 as a result of an increase in sales volume, partially offset by a slightly lower average sales price per transaction.

The following table provides certain information for sales of both Bluegreen VOIs and VOI sales made on behalf of third-parties for a fee for the periods indicated. The information is provided before giving effect to the deferral of Bluegreen VOI sales in accordance with GAAP:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2011	2010	2011
Number of sales offices at period-end	20	21	20	21
Number of Bluegreen VOI sales transactions	5,569	4,853	14,217	12,880
Number of sales made on behalf of third parties for a fee	1,792	2,809	4,588	6,229
Total number of VOI sales transactions	7,361	7,662	18,805	19,109
Average sales price per transaction	$12,240	$11,851	$12,039	$11,985
Number of total prospects tours	47,750	48,773	121,329	126,405
Sale-to-tour conversion ratio — total prospects	15.4%	15.7%	15.5%	15.1%
Number of new prospects tours	28,463	29,125	70,200	73,891
Sale-to-tour conversion ratio — new prospects	10.1%	11.1%	10.7%	10.8%
Percentage of sales to owners	57.6%	55.1%	58.3%	56.9%

Gross Sales of VOIs. Gross sales of VOIs represent sales of Bluegreen-owned VOIs as adjusted by changes in sales deferred under timeshare accounting rules. Gross sales of VOIs were $72.2 million and $56.7 million during the three months ended September 30, 2010 and 2011, respectively, and were $166.5 million and $149.1 million during the nine months ended September 30, 2010 and 2011, respectively. Sales of VOIs owned by us decreased during 2011 due to our increased focus on selling VOIs on behalf of third-parties in connection with the expansion of our fee-based sales and marketing business. See Fee-Based Sales Commission Revenue below.

Sales of VOIs. Sales of VOIs represent gross sales of VOIs, as adjusted by the impact of estimated uncollectible VOI notes receivable as further described below. Sales of VOIs were $38.8 million and $45.9 million during the three months ended September 30, 2010 and 2011, respectively. Sales of VOIs were $108.5 million and $127.6 million during the nine months ended September 30, 2010 and 2011, respectively.

VOI revenue is reduced by our estimate of future uncollectible VOI notes receivable. Estimated losses for uncollectible VOI notes receivable vary with the amount of financed sales during the period and changes in our estimates of future note receivable performance for newly originated loans and the future performance of our existing loan portfolio. Our estimated uncollectible VOI notes receivable as a percentage of gross sales of VOIs were 46% and 19% during the three months ended September 30, 2010 and 2011, respectively, and were 35% and 14% during the nine months ended September 30, 2010 and 2011, respectively. Our estimated uncollectible VOI notes receivable as a percentage of gross sales of VOIs were higher during the 2010 periods due to the charges recognized in connection with changes in our estimate of future performance of loans generated prior to December 15, 2008 as further described below.

In connection with our quarterly analysis of our loan portfolio, which consists of evaluating the expected future performance of loans with remaining lives of one to ten years, we may indentify factors or trends that change our estimate of future loan performance and result in a change in our allowance for loan losses. During the three and nine months ended September 30, 2010 and to a lesser extent during the same periods of 2011, we increased our allowance for loan losses for loans generated prior to December 15, 2008, the date on which we implemented our FICO® score-based credit standards, as we concluded that these loans to borrowers with lower FICO® scores did not experience the same benefit of seasoning that other loans of the same vintage historically experienced, resulting in the probability of higher future defaults on such loans. While we believe our notes receivable are adequately reserved at this time, there can be no assurance that defaults have stabilized or that they will not increase.

Cost of VOIs Sold. Cost of VOIs sold is the cost of Bluegreen VOI inventory which was sold during the period and relieved from inventory. During the three months ended September 30, 2010 and 2011, cost of VOIs sold was $13.7 million and $11.3 million, respectively, and represented 35% and 25%, respectively, of sales of VOIs. During the nine months ended September 30, 2010 and 2011, cost of VOIs sold was $32.1 million and $32.0 million, respectively, and represented 30% and 25%, respectively, of sales of VOIs. Cost of VOIs sold as a percentage of sales of VOIs varies between periods based on the relative costs of the specific VOIs sold in each respective period, changes to estimated future sales (including future defaults and estimated incremental revenue from the resale of repossessed VOI inventory), and the size of the point packages of the VOIs sold (due to offered volume discounts, including consideration of cumulative sales to existing owners).

Fee-Based Sales Commission Revenue. We earn commissions for the sales of third-party inventory upon the closing of the respective sales transaction. During the three months ended September 30, 2010 and 2011, we sold $22.1 million and $34.0 million, respectively, of third-party developer inventory and earned sales and marketing commissions of $15.1 million and $23.5 million, respectively. Based on an allocation of our selling, marketing and field general and administrative expenses to these sales, we believe we generated approximately $4.7 million and $6.2 million in pre-tax profits from these sales and marketing fee-based services during the three months ended September 30, 2010 and 2011, respectively.

During the nine months ended September 30, 2010 and 2011, we sold $56.0 million and $77.8 million, respectively, of third-party developer inventory and earned sales and marketing commissions of $37.5 million and $52.5 million, respectively. Based on an allocation of our selling, marketing and field general and administrative expenses to these sales, we believe we generated approximately $8.1 million and $11.9 million in pre-tax profits by providing these sales and marketing fee-based services during the nine months ended September 30, 2010 and 2011, respectively.

The increase in the sales of third-party developer inventory during the 2011 periods is a result of our strategic expansion of our fee-based service business. We anticipate that fee-based services will be a greater portion of our revenues in the future although our efforts in this respect may not be successful.

Net Carrying Cost of VOI Inventory. We are responsible for paying maintenance fees and developer subsidies for unsold Bluegreen VOI inventory, which is paid to the property owners’ associations that maintain the resorts. We attempt to mitigate this expense, to the extent possible, through the rental of our owned VOIs. Accordingly, the net carrying cost of our unsold inventory fluctuates with the number of VOIs we own and the number of resorts subject to developer subsidy arrangements, as well as proceeds from rental and sampler activity. During the three months ended September 30, 2010 and 2011, the carrying cost of our inventory was $4.7 million and $4.9 million, respectively, and was partially offset by rental and sampler revenues, net of expenses, of $2.4 million and $2.5 million, respectively. During the nine months ended September 30, 2010 and 2011, the carrying cost of our inventory was $15.8 million and $17.1 million, respectively, and was partially offset by rental and sampler revenues, net of expenses, of $7.9 million and $7.2 million, respectively.

Selling and Marketing Expenses. Selling and marketing expenses were $39.5 million and $40.7 million during the three months ended September 30, 2010 and 2011, respectively. As a percentage of system-wide sales, net, selling and marketing expenses increased from 42% during the three months ended September 30, 2010 to 45% during the three months ended September 30, 2011. The increase in the sales and marketing expense as a percentage of system-wide sales, net, during the three months ended September 30, 2011 was due to the fluctuations in the mix of marketing programs, including a reduced proportion of sales to existing owners, which carry a relatively lower marketing cost, and due to changes in sales deferred under timeshare accounting rules.

Selling and marketing expenses were $102.0 million and $104.3 million during the nine months ended September 30, 2010 and 2011, respectively. As a percentage of system-wide sales, net, selling and marketing expenses remained constant at 46% during the nine months ended September 30, 2010 and 2011.

Field General and Administrative Expenses. Field general and administrative expenses, which represent expenses directly attributable to our resort sales and marketing operations and exclude corporate overhead, were $5.0 million and $5.3 million during the three months ended September 30, 2010 and 2011, respectively, and were $14.5 million and $14.3 million during the nine months ended September 30, 2010 and 2011, respectively.

Other Fee-Based Services

Revenues and costs related to our other fee-based services were as follows (in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2011	2010	2011
Revenues:
Fee-based management services	$12,772	$14,357	$38,337	$41,294
Title operations	3,025	2,271	7,111	6,132
Other	1,679	2,210	4,733	5,899

Total other fee-based service revenues	17,476	18,838	50,181	53,325

Costs:
Fee-based management services	6,647	7,628	18,660	20,643
Title operations	598	851	1,641	1,987
Other	2,010	2,071	4,896	5,656

Total costs of other fee-based service	9,255	10,550	25,197	28,286

Profit:
Fee-based management services	6,125	6,729	19,677	20,651
Title operations	2,427	1,420	5,470	4,145
Other	(331)	139	(163)	243

Total other fee-based service profit	$8,221	$8,288	$24,984	$25,039

Other Fee-Based Services Revenue. Our other fee-based services revenue consists primarily of fees earned for providing management services and fees earned for providing title services in connection with VOI transactions. We provide management services to the Bluegreen Vacation Club and to a majority of the property owners’

associations of our resorts. In connection with our management services provided to the Bluegreen Vacation Club, we manage the club reservation system, provide owner services, and perform billing and collections services.

Revenues generated by other fee-based services were $17.5 million and $18.8 million during the three months ended September 30, 2010 and 2011, respectively, and $50.2 million and $53.3 million during the nine months ended September 30, 2010 and 2011, respectively. Revenues related to other fee-based services increased in the 2011 periods as we provided services to more VOI owners and managed more timeshare resorts on behalf of property owners’ associations during the 2011 periods. As of September 30, 2011, we managed 45 timeshare resort properties and hotels compared to 43 as of September 30, 2010. Fees earned from title services decreased for the three and nine month periods ended September 30, 2011 compared to the same periods of 2010 as a result of an initiative which was implemented in 2010 to reduce our processing back-log that had the impact of increasing 2010 revenues.

We intend to continue to pursue our efforts to provide resort management and title services to resort developers and others, on a cash-fee basis. While our efforts to do so may not be successful, we hope that this will become an increasing portion of our business over time.

Cost of Other Fee-Based Services. Cost of other fee-based services was $9.3 million and $10.6 million during the three months ended September 30, 2010 and 2011, respectively. Cost of other fee-based services was $25.2 million and $28.3 million during the nine months ended September 30, 2010 and 2011, respectively. The increase in the cost during the 2011 periods is due to the additional service volumes described above.

Interest Income and Interest Expense. As of September 30, 2010 and 2011, our net interest spread primarily included the interest earned on $732.5 million and $635.9 million, respectively, of gross VOI notes receivable, net of interest expense incurred on $593.2 million and $497.0 million, respectively, of related receivable-backed debt. The following table details the sources of interest income and interest expense (in thousands):

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2010	2011	2010	2011
Interest Income:
VOI notes receivable:
Non-securitized	$6,623	$6,136	$19,019	$18,590
Securitized	19,656	17,236	61,393	52,896
Other	182	161	466	500

Total interest income	26,461	23,533	80,878	71,986

Interest Expense:
Receivable-backed notes payable:
Non-recourse	8,597	7,098	28,118	22,233
Recourse	1,711	2,474	4,282	7,723

Total interest expense on receivable-backed notes payable	10,308	9,572	32,400	29,956
Other	4,874	3,653	14,069	11,790

Total interest expense	15,182	13,225	46,469	41,746

Net interest spread	$11,279	$10,308	$34,409	$30,240

Interest Income. Interest income was $26.5 million and $23.5 million during the three months ended September 30, 2010 and 2011, respectively. Interest income was $80.9 million and $72.0 million during the nine months ended September 30, 2010 and 2011, respectively. The decrease in interest income during the 2011 periods compared to the same periods during 2010 was a result of the continued decrease in our VOI notes receivable portfolio, which in turn was due to both the maturing of the portfolio as well as our efforts to increase cash sales and collect higher down payments on those VOI sales that we do finance. We expect that our notes receivable portfolio will continue to decrease in the near term due to these factors.

Interest Expense. Interest expense on receivable-backed notes payable was $10.3 million and $9.6 million during the three months ended September 30, 2010 and 2011, respectively. Interest expense on receivable-backed notes payable was $32.4 million and $30.0 million during the nine months ended September 30, 2010 and 2011, respectively. Our other interest expense, which is primarily comprised of interest on lines of credit and notes payable and on our subordinated debentures, was $4.9 million and $3.7 million during the three months ended September 30, 2010 and 2011, respectively, and $14.1 million and $11.8 million during the nine months ended September 30, 2010 and 2011, respectively.

Our total interest expense, which includes interest expense on receivable-backed notes payable and interest on lines of credit, notes payable and subordinated debentures, was $15.2 million and $13.2 million during the three months ended September 30, 2010 and 2011, respectively, and $46.5 million and $41.7 million during the nine months ended September 30, 2010 and 2011, respectively. Interest expense decreased during the three and nine months ended September 30, 2011 compared to the same periods during 2010 due to the lower outstanding average debt balance during the 2011 periods as a result of debt repayments, partially offset by a slightly higher average interest rate. Our effective cost of borrowing was 7.4% and 7.6% during the nine months ended September 30, 2010 and 2011, respectively.

Mortgage Servicing Operations. Our mortgage servicing operations include processing payments and collection of notes receivable owned by us and by third-parties. In addition, our mortgage servicing operations facilitate the monetization of our VOI notes receivable through our various credit facilities and include monthly reporting activities for our lenders and receivable investors. The cost of our mortgage servicing operations was $1.2 million and $1.3 million during the three months ended September 30, 2010 and 2011, respectively. The cost of our mortgage servicing operations was $3.8 million and $3.7 million during the nine months ended September 30, 2010 and 2011, respectively.

We earn loan servicing fees from our securitization and securitization-type transactions as well as from providing loan servicing to third-party developers. The loan servicing fees that we earn on our securitization and securitization-type transactions are included as a component of interest income on notes receivable as we consolidate the VIEs that hold the notes receivable and related debt (see Note 3 to our interim unaudited condensed consolidated financial statements included in this joint proxy statement/prospectus for further information). Servicing fee income earned for servicing the loan portfolios of two of our third-party developers in connection with our fee-based service arrangements was approximately $0.1 million and $0.3 million during the nine months ended September 30, 2010 and 2011, respectively. As of September 30, 2011, the total amount of notes receivable serviced by us under these arrangements was $40.6 million.

Corporate General and Administrative Expenses. Our corporate general and administrative expenses consist primarily of expenses associated with administering the various support functions at our corporate headquarters to support our business operations, including accounting, human resources, information technology, treasury, and legal. In addition, changes in both health insurance and accrued payroll between reporting periods for the entire company are recorded as corporate general and administrative expense.

Corporate general and administrative expenses were $7.8 million and $9.3 million for the three months ended September 30, 2010 and 2011, respectively. Corporate general and administrative expenses were $30.1 million and $28.5 million for the nine months ended September 30, 2010 and 2011, respectively. Overall corporate general and administrative costs may fluctuate between periods for various reasons, including but not limited to the timing of professional services and litigation expenses as well as changes in both health insurance and accrued payroll between reporting periods for the entire company.

Other Expense, Net. Other expense, net, was $2.0 million for the three months ended September 30, 2010. Other expense, net, was $2.4 million and $0.9 million for the nine months ended September 30, 2010 and 2011, respectively. Other expense, net, during the 2010 periods includes a $1.6 million non-cash impairment charge related to a write-down of one of our assets to be disposed of by sale, while other expense, net for the nine months ended September 30, 2011 reflects a charge of $1.2 million due to an unfavorable outcome related to a disputed deposit on an acquisition attempted in 2005.

Non-controlling Interest in Income of Consolidated Subsidiary. We include the results of operations and financial position of Bluegreen/Big Cedar Vacations, LLC, our 51%-owned subsidiary, in our consolidated financial statements (See Note 1 to our Notes to Condensed Consolidated Financial Statements for further information). The non-controlling interest in income of consolidated subsidiary is the portion of our consolidated pre-tax income that is attributable to Big Cedar, LLC, the unaffiliated 49% interest holder in Bluegreen/Big Cedar Vacations, LLC. Non-controlling interest in income of consolidated subsidiary was $3.2 million and $2.5 million for the three months ended September 30, 2010 and 2011, respectively. Non-controlling interest in income of consolidated subsidiary was $6.1 million and $5.3 million for the nine months ended September 30, 2010 and 2011, respectively.

Provision for Income Taxes. Our effective income tax rate related to our continuing operations was approximately 38% and 39% during the nine months ended September 30, 2010 and 2011, respectively. Our quarterly effective income tax rates are based upon our current estimated annual rate. Our annual effective income tax rate varies based upon our taxable earnings as well as on our mix of taxable earnings in the various states in which we operate.

Discontinued Operations. On March 24, 2011, we announced that we had engaged advisors to explore strategic alternatives for Bluegreen Communities, including a possible sale of the division. On June 30, 2011, our board of directors made a determination to seek to sell Bluegreen Communities, or all or substantially all of its assets. As a result of this decision, it was determined that Bluegreen Communities met the criteria for classification as discontinued operations. Accordingly, the operating results of Bluegreen Communities, which prior to June 30, 2011 were presented as a separate reporting segment, are included in discontinued operations for all periods in our consolidated statements of operations.

On October 12, 2011, a Purchase and Sale Agreement was entered into between seven of our subsidiaries and Southstar, which provides for the sale to Southstar of substantially all of the assets that comprise Bluegreen Communities for a purchase price of $31.5 million in cash. Southstar also agreed to pay an amount equal to 20% of the net proceeds (as calculated in accordance with the terms of the agreement) it receives upon its sale, if any, of two specified parcels of real estate to be purchased by Southstar under the agreement. The agreement provides for the transaction to be consummated on a date no later than March 2, 2012; provided that the closing may be extended until a date no later than April 2, 2012 to the extent necessary for all required consents to the transfer of certain operating contracts related to Bluegreen Communities’ business to be obtained. Southstar has advised us that it needs to obtain debt and/or equity financing in order to close the transaction, but obtaining such financing is not a closing condition. There can be no assurance that the transaction will be consummated on the contemplated terms, including in the contemplated time frame, or at all. See Note 8 to our interim unaudited condensed consolidated financial statements included in this joint proxy statement/prospectus for additional information.

Below are the results of discontinued operations for the three and nine months ended September 30, 2010 and September 30, 2011 (in thousands):

	For the Three Months Ended September 30,
	2010		2011
Revenues of discontinued operations	$3,036		$2,559
Cost of discontinued operations	(27,799	)(1)	(4,547)
Loss on assets held for sale	—		(1,747)
Interest expense	(1,078)		(733)

Loss from discontinued operations before benefit for income taxes	(25,841)		(4,468)
Benefit for income taxes	9,711		1,842

Loss from discontinued operations, net	$(16,130)		$(2,626)

	For the Nine Months Ended September 30,
	2010		2011
Revenues of discontinued operations	$9,304		$9,570
Cost of discontinued operations	(46,502	)(2)	(14,707)
Loss on assets held for sale	—		(58,504)
Interest expense	(3,366)		(2,265)

Loss from discontinued operations before benefit for income taxes	(40,564)		(65,906)
Benefit for income taxes	15,595		25,517

Loss from discontinued operations, net	$(24,969)		$(40,389)

(1)	Includes non-cash inventory impairment charge of $20.8 million. See additional information below.
(2)	Includes non-cash inventory impairment charge of $26.4 million. See additional information below.

Revenues of discontinued operations, which primarily related to sales of homesites, were $3.0 million and $2.6 million during the three months ended September 30, 2010 and 2011, respectively, and $9.3 million and $9.6 million during the nine months ended September 30, 2010 and 2011, respectively. The increase in the sales during the nine months ended September 30, 2011 was due to the recognition of revenue previously deferred related to one of our communities in which we substantially completed development during the first quarter of 2011.

Cost of discontinued operations was $27.8 million and $4.5 million for the three months ended September 30, 2010 and 2011, respectively, and $46.5 million and $14.7 million for the nine months ended September 30, 2010 and 2011, respectively. Cost of discontinued operations primarily consists of cost of sales of real estate, expenses associated with the operation of two golf courses, selling and marketing expenses, and general and administrative expenses. Cost of discontinued operations during the three and nine months ended September 30, 2010 also included non-cash impairment charges of $20.8 million and $26.4 million, respectively, to write-down certain phases of our properties to their estimated fair value less costs to sell, incurred as a result of continued low sales volume, reduced prices and the impact of reduced sales on the forecasted sellout period of the communities projects.

Loss from discontinued operations during the nine months ended September 30, 2011 includes a loss on assets held for sale of approximately $58.5 million, resulting from a $57.8 million non-cash charge which we recorded with respect to Bluegreen Communities’ assets based on our valuation of the assets held for sale. While fair value was derived from the sale price under the Purchase and Sale Agreement described above, the transaction may not be consummated on the contemplated terms or at all. As a result, additional losses, which may be significant, may be incurred in the future to the extent that actual sales proceeds from the disposition of assets held for sale are materially different from the sales price under the Purchase and Sale Agreement.

Discontinued operations also include interest expense on notes payable which are collateralized by certain Bluegreen Communities inventory and property and equipment as such debt is required to be repaid upon the sale of the related assets. Interest expense was $1.1 million and $0.7 million during the three months ended September 30, 2010 and 2011, respectively and $3.4 million and $2.3 million during the nine months ended September 30, 2010 and 2011, respectively. Interest expense decreased during the 2011 periods due to lower average debt balances as a result of debt repayments.

Changes in Financial Condition for the Nine Months Ended September 30, 2010 and 2011

The following table summarizes our cash flows for the nine months ended September 30, 2010 and 2011 (in thousands):

	For the Nine Months Ended September 30,
	2010	2011
Cash flows provided by operating activities	$125,750	$119,590
Cash flows used in investing activities	(2,367)	(2,865)
Cash flows used in financing activities	(107,977)	(118,414)

Net increase (decrease) in cash and cash equivalents	$15,406	$(1,689)

Cash Flows from Operating Activities. We generated $119.6 million of cash from our operating activities during the nine months ended September 30, 2011, as compared to $125.8 million of cash generated during the same period in 2010. During the nine months ended September 30, 2011, our operating cash flow was reduced by lower interest income on notes receivable due to the decreasing balance of the portfolio.

Cash Flows from Investing Activities. We used $2.9 million of cash in our investing activities during the nine months ended September 30, 2011, as compared to $2.4 million of cash used during the same period in 2010. The cash used by our investing activities increased slightly during the 2011 period reflecting spending for property and equipment to support our operations.

Cash Flows from Financing Activities. We used $118.4 million of cash in our financing activities during the nine months ended September 30, 2011, as compared to $108.0 million of cash used during the same period of 2010. The increase in the cash used in financing activities during the nine months ended September 30, 2011 reflects lower proceeds from borrowings collateralized by notes receivable due to a decrease in the VOI notes receivable that we generate. This decrease was partially offset by lower repayments on borrowings collateralized by notes receivable on a lower outstanding debt balance. For additional information on the availability of cash from our existing credit facilities as well as our repayment obligations, see “Liquidity and Capital Resources” below.

Results of Operations for the Years Ended December 31, 2008, 2009 and 2010

Set forth in the table below is certain summary information relating to our results for the years ended December 31, 2008, 2009 and 2010, which have been adjusted from the information included in our Annual Report on Form 10-K for the year ended December 31, 2010 to reflect, for each such year, the classification of Bluegreen Communities as a discontinued operation, as previously discussed (in thousands):

	Year Ended December 31,
	2008	2009	2010
Revenues:
Gross sales of VOI	$495,612	$232,960	$219,929
Estimated uncollectible VOI notes receivable	(75,847)	(31,205)	(94,164)
Gains on sales of VOI notes receivable	8,245	—	—

Sales of VOIs	428,010	201,755	125,765

Other resorts operations revenues	58,643	57,014	67,036
Fee-based sales commission revenue	—	20,057	52,966
Interest income	57,831	69,337	106,463

	544,484	348,163	352,230
Costs and expenses:
Cost of VOIs sold	98,727	66,589	29,015
Cost of other resort operations	42,148	39,677	44,040
Selling, general and administrative expenses	346,058	174,329	201,554
Interest expense	20,888	32,198	61,545
Other expense, net	1,637	1,810	2,839
Restructuring charges	15,617	—	—
Goodwill impairment charges	8,502	—	—

	533,577	314,603	338,993

Income before non-controlling interest, provision for income taxes, and discontinued operations	10,907	33,560	13,237
Provision for income taxes	1,251	6,024	2,739

Income from continuing operations	9,656	27,536	10,498
Loss from discontinued operations, net of income taxes	(3,077)	(23,636)	(46,370)

Net income (loss)	6,579	3,900	(35,872)
Less: Net income attributable to non-controlling interest	7,095	7,472	8,094

Net loss attributable to Bluegreen Corporation	$(516)	$(3,572)	$(43,966)

Information regarding the results of operations for Bluegreen Resorts for the years ended December 31, 2008, 2009 and 2010 is set forth below (dollars in thousands):

	For the Years Ended
	December 31, 2008		December 31, 2009		December 31, 2010
	Amount	% of System- wide sales of VOIs, net	Amount	% of System- wide sales of VOIs, net	Amount	% of System- wide sales of VOIs, net
System-wide sales of VOIs (1)	$494,307		$250,984		$297,916
Changes in sales deferred under timeshare accounting rules	1,305		13,711		818

System-wide sales of VOIs, net	495,612	100%	264,695	100%	298,734	100%
Less: Sales of third-party VOIs	—	—	(31,735)	(12)	(78,805)	(26)

Gross sales of VOIs	495,612	100	232,960	88	219,929	74
Gain on sales of notes receivable	8,245	2	—	—	—	—
Estimated uncollectible VOI notes receivable (4)	(75,847)	(15)	(31,205)	(13)	(94,164)	(43)

Sales of VOIs	428,010	86	201,755	76	125,765	42
Cost of VOIs sold (3)	(98,727)	(23)	(66,589)	(33)	(29,015)	(23)

Gross profit (3)	329,283	77	135,166	67	96,750	77
Fee-based sales commission revenue	—	—	20,057	8	52,966	18
Other resort fee-based services revenues	58,643	12	57,014	22	67,036	22
Cost of other resort fee-based services	(39,521)	(8)	(33,117)	(13)	(35,075)	(12)
Net carrying cost of VOI inventory	(2,627)	(1)	(6,560)	(2)	(8,965)	(3)
Selling and marketing expenses	(275,408)	(56)	(120,014)	(45)	(139,770)	(47)
General and administrative expenses (2)	(23,371)	(5)	(14,798)	(6)	(17,236)	(6)

Bluegreen Resorts operating profit	$46,999	9%	$37,748	14%	$15,706	5%

(1)	Includes, for 2009 and 2010, sales of VOIs made on behalf of third parties, which are transacted through the same process as the sale of our vacation ownership inventory, and involve similar selling and marketing costs.
(2)	General and administrative expenses attributable to corporate overhead have been excluded from the table. Corporate general and administrative expenses (excluding mortgage operations) totaled $54.8 million, $45.1 million and $42.2 million for the years ended December 31, 2008, 2009 and 2010, respectively. (See Corporate General and Administrative Expenses below for further discussion).
(3)	Percentages for cost of real estate sales and gross profit are calculated as a percentage of sales of VOIs. Cost of VOIs sold and gross profit percentages during 2010 were impacted by the decrease in the overall carrying cost of our VOI inventory due to the adoption of ASU 2009-16 and ASU 2009-17, effective January 1, 2010.
(4)	Percentages for estimated uncollectible VOI notes receivable are calculated as a percentage of sales of VOIs.

Year ended December 31, 2010 compared to the year ended December 31, 2009

Sales and Marketing

System-wide sales of VOIs. System-wide sales of VOIs include sales of Bluegreen-owned VOIs as well as sales of VOIs made on behalf of third parties. We began selling and marketing vacation ownership inventory on behalf of third parties for a fee in July of 2009. The sales on behalf of third parties are transacted through the same selling and marketing process we use to sell our owned VOI inventory.

The following table sets forth certain information for sales of both Bluegreen VOIs and VOI sales made on behalf of outside developers for a fee for the periods indicated. The information is provided before giving effect to the percentage-of-completion method of accounting and the deferral of sales in accordance with timeshare accounting rules:

	For the Year Ended
	2009	2010
Number of sales offices at period-end	21	20
Number of Bluegreen VOI sales transactions	19,602	18,504
Number of sales made on behalf of outside developers for a fee	2,593	6,426
Total number of VOI sales transactions	22,195	24,930
Average sales price per transaction	$11,324	$12,006
Number of total prospects tours	139,801	160,281
Sale-to-tour conversion ratio — total prospects	15.9%	15.6%
Number of new prospects tours	80,590	92,847
Sale-to-tour conversion ratio — new prospects	11.7%	10.6%

Gross Sales of VOIs. Gross sales of VOIs represent sales of Bluegreen-owned VOIs as adjusted by changes in sales deferred under timeshare accounting rules. Gross sales of VOIs were $233.0 million and $219.9 million in 2009 and 2010, respectively.

Gross sales of VOIs are impacted by the timing of when a sale meets the criteria for revenue recognition. Sales of Bluegreen-owned VOIs that do not meet the revenue recognition criteria as of the end of a period are deferred to a future period until such time as the revenue recognition criteria are met. During 2010, due to the timing of revenue recognition, we realized a net recognition of approximately $0.8 million of sales, compared to a net recognition of approximately $13.7 million of sales in 2009.

Sales of VOIs. Sales of VOIs represent gross sales of VOIs, reduced by our estimate of future uncollectible VOI notes receivable. Sales of VOIs were $201.8 million in 2009 compared to $125.8 million in 2010. Estimated losses for uncollectible VOI notes receivable vary with the amount of financed sales during the period, and changes in our estimates of future note receivable performance for newly originated loans and the future performance of our existing loan portfolio. During the years ended December 31, 2010 and 2009, we reduced revenue by $24.4 million and $31.2 million, respectively, for the estimated future uncollectibles on loans originated in these periods. Additionally, during 2010, we recorded charges of $69.7 million to increase our allowance for uncollectible notes receivable in connection with the lower FICO® score loans generated prior to December 15, 2008, the date on which we implemented FICO® score-based credit standards. In connection with our analysis of loan performance which we performed during 2010, we concluded that these lower FICO® score loans have not experienced the same benefit of seasoning as other loans in the same vintage historically have, thus resulting in the probability of higher future defaults on such loans.

Cost of VOIs Sold. Bluegreen Resorts’ cost of VOIs sold was $66.6 million and $29.0 million in 2009 and 2010, respectively. Cost of VOIs sold varies between periods based on the sales volumes, the relative costs of the specific VOIs sold in each respective period and the size of the point packages of the VOIs sold. Additionally, cost of VOIs sold during 2010 was impacted by the decrease in the overall carrying cost of our VOI inventory due to the adoption of ASU 2009-16 and ASU 2009-17, effective January 1, 2010. In addition, the increase in our loan loss reserve during 2010 impacted our future projected product margins, which decreased the carrying cost of inventory in accordance with applicable timeshare accounting rules.

During the year ended December 31, 2010, Bluegreen Resorts’ gross profit percentage was 77%, compared to 67% during the year ended December 31, 2009. The increase in the gross profit percentages during 2010 is mainly attributed to the decrease in the carrying cost of our VOI inventory as a result of the adoption of the new accounting standards on January 1, 2010, as described above.

Fee-Based Sales Commission Revenue. As described above, in July 2009, we began selling and marketing third parties’ vacation ownership inventory for a fee. We earn commissions for the sales of third-party inventory upon the closing of the respective sales transaction.

During the years ended December 31, 2009 and 2010, we sold $31.7 million and $78.8 million, respectively, of third-party developer inventory and earned sales and marketing commissions of $20.1 million and $53.0 million, respectively. Based on an allocation of our selling, marketing and segment general and administrative expenses to these sales, we believe we generated approximately $3.6 million and $10.8 million in pre-tax profits by providing these sales and marketing fee-based services during the years ended December 31, 2009 and 2010, respectively. We anticipate that fee-based services will be a greater portion of our revenues in the future, although there is no assurance that this will be the case.

Net Carrying Cost of VOI Inventory. The carrying cost of our VOI inventory includes maintenance fees and developer subsidies on VOIs in Bluegreen-owned inventory that are paid to the property owners’ associations that maintain the resorts. We partially mitigate this expense, to the extent possible, through the rental of our owned VOIs. Accordingly, the net carrying cost of developer inventory fluctuates with the number of VOIs we hold and the number of resorts subject to developer subsidy arrangements, as well as revenue realized from rental and sampler activity. During 2009 and 2010, the carrying cost of our developer inventory totaled approximately $19.8 million and $19.0 million, respectively, and was offset by rental and sampler revenues, net of expenses, of $13.2 million and $10.0 million, respectively.

Selling and Marketing Expenses. Selling and marketing expenses for Bluegreen Resorts were $120.0 million and $139.8 million during 2009 and 2010, respectively. Selling and marketing expenses increased during 2010, compared to 2009 as we expanded our marketing activity consistent with the increase in our system-wide sales of VOIs. As a percentage of system-wide sales, net, selling and marketing expenses were 47% and 45% during 2010 and 2009, respectively. Our overall sale-to-tour ratios decreased slightly during 2010 to 15.6%, compared to 15.9% in 2009. Sales to owners, which carry a relatively lower marketing cost, accounted for 58% of system-wide sales during 2010, as compared to 55% during 2009.

Field General and Administrative Expenses. Field general and administrative expenses for Bluegreen Resorts were $14.8 million and $17.2 million during 2009 and 2010, respectively. Field general and administrative expenses for Bluegreen Resorts increased during 2010, compared to 2009 due to additional spending required to support the increased level of sales activity. As a percentage of system-wide sales, net, field general and administrative expenses remained constant at 6% during 2010 and 2009.

Other Resort Fee-Based Services

Revenue and costs related to our other resort fee-based services were as follows (in thousands):

	For the Year Ended
	2009	2010
Revenues:
Fee-based management services	$44,620	$50,783
Title operations	7,197	9,486
Other	5,197	6,767

Total revenues	57,014	67,036

Costs:
Fee-based management services	24,454	26,027
Title operations	2,184	2,304
Other	6,479	6,744

Total costs	33,117	35,075

Profit:
Fee-based management services	20,166	24,756
Title operations	5,013	7,182
Other	(1,282)	23

Total profit	$23,897	$31,961

Other Resort Fee-Based Services Revenue. Our other resort fee-based services revenue consists primarily of fees earned for providing management services and fees earned for providing title services for VOI transactions. In exchange for fees, we provide management services to the Bluegreen Vacation Club and to a majority of the property owners’ associations of the Club Resorts and Club Associate Resorts. In connection with our management services provided to Bluegreen Vacation Club, we manage the club reservation system and provide owner services as well as billing and collections services.

Revenues generated by other resort fee-based services were $57.0 million and $67.0 million during 2009 and 2010, respectively. Revenues related to other resort fee-based services increased in 2010 as a result of additional fees earned by providing services to more VOI owners and from managing more timeshare resorts on behalf of property owners’ associations. As of December 31, 2010, we managed 43 timeshare resort properties and hotels compared to 37 as of December 31, 2009. Additionally, our revenues related to title services increased due to a reduction in our processing back-log and the increase in the number of system-wide VOI sales transactions.

We intend to continue to pursue our efforts to provide resort management and title services to resort developers and others, on a cash-fee basis. While there is no assurance that we will be successful, we hope that this will become an increasing portion of our business over time.

Cost of Other Resort Fee-Based Services. Cost of other resort fee-based services was $33.1 million and $35.1 million in 2009 and 2010, respectively. The increase in the cost during 2010 was due to the additional service volumes described above.

Year ended December 31, 2009 compared to the year ended December 31, 2008

Resort Sales and Marketing

System-wide sales of VOIs. System-wide sales of VOIs include sales of Bluegreen-owned VOIs as well as sales of VOIs made on behalf of third parties. We began selling and marketing third-party VOI inventory during July 2009.

The following table sets forth certain information for sales of both Bluegreen VOIs and VOI sales made on behalf of outside developers for a fee for the periods indicated. The information is provided before giving effect to the percentage-of-completion method of accounting and the deferral of sales in accordance with timeshare accounting rules:

	For the Year Ended December 31,
	2008	2009
Number of sales offices at period-end	18	21
Number of Bluegreen VOI sales transactions	44,224	19,602
Number of sales made on behalf of outside developers for a fee	—	2,593
Total VOI sales transactions	44,224	22,195
Average sales price per transaction	$11,028	$11,324
Number of total prospects tours	318,005	139,801
Sale-to-tour conversion ratio — total prospects	13.9%	15.9%
Number of new prospects tours	224,765	80,590
Sale-to-tour conversion ratio — new prospects	9.6%	11.7%

Sales to owners accounted for 55% of Resorts’ sales during 2009 as compared to 46% during 2008. Additionally, although we purposely reduced the number of prospect tours during 2009, we believe these tours were more successful as our sale-to-tour conversion ratio for new prospects increased to 11.7% during 2009 from 9.6% during 2008.

Gross Sales of VOIs. Gross sales of VOIs represent sales of Bluegreen-owned VOIs as adjusted by changes in sales deferred under timeshare accounting rules. Gross sales of VOIs were $495.6 million and $233.0 million in 2008 and 2009, respectively. The decrease reflects the deliberate down-sizing of our sales and marketing operations through the operation of fewer sales offices and our decision to focus on what we believe are relatively higher efficiency marketing programs.

Gross sales of VOIs are impacted by the timing of when a sale meets the criteria for revenue recognition. Sales of Bluegreen-owned VOIs that do not meet the revenue recognition criteria as of the end of a period are deferred to a future period until such time as the revenue recognition criteria are met. During 2009, we realized a net recognition of approximately $13.7 million of sales, due to the timing of revenue recognition, compared to $1.3 million of sales in 2008.

Sales of VOIs. Sales of VOIs represent gross sales of VOIs, reduced by our estimate of uncollectible VOI notes receivable and the gain on sales of notes receivable. Sales of VOIs were $201.8 million in 2009 compared to $428.0 million in 2008. VOI revenue was reduced by our estimate of future uncollectible VOI notes receivable of $31.2 million and $75.8 million during 2009 and 2008, respectively. These estimates vary with the amount of financed sales during the periods, as well as by our estimate of future note receivable performance.

Approximately $8.2 million of gains on sales of VOI notes receivable in 2008 are reflected as an increase to VOI sales. No such gains were recognized during 2009.

Cost of VOIs Sold. Bluegreen Resorts’ cost of VOIs sold was $98.7 million and $66.6 million in 2008 and 2009, respectively. Cost of VOIs sold varies between periods based on the sales volumes, the relative costs of the specific VOIs sold in each respective period and the size of the point packages of the VOIs sold.

Bluegreen Resorts’ gross margin percentages vary between periods based on the relative costs of the specific VOIs sold in each respective period and the size of the point packages of the VOIs sold. Gross margin during 2009 as compared to 2008 was negatively impacted by the sale of higher cost VOIs, a result of a change in the mix of inventory sold and the relatively higher cost of VOIs reacquired in connection with consumer loan defaults on certain previously sold notes receivable.

Fee-Based Sales Commission Revenue. In July 2009, we began selling and marketing third parties’ vacation ownership inventory for a fee (one of our “fee-based services”). During 2009, we sold $31.7 million of outside developer inventory and earned sales and marketing commissions of $20.1 million. Based on an allocation of our selling, marketing and segment general and administrative expenses to these fee-based services, we believe we generated approximately $3.6 million in pre-tax profit by providing these sales and marketing fee-based services in 2009. We anticipate that fee-based services will be a greater portion of our revenues and profits in the future.

Net Carrying Costs of VOI Inventory. The carrying costs of our VOI inventory include maintenance fees and developer subsidies on VOIs in our inventory that are paid to the property owners’ associations that maintain our resorts. We partially mitigate this expense, to the extent possible, through the rental of our owned VOI units. Accordingly, the net carrying cost of developer inventory fluctuates with the number of VOI units we hold and the number of resorts subject to a developer subsidy arrangement during a period, as well as revenue from rental and sampler activity realized. During the years ended December 31, 2009 and 2008, the carrying cost of our developer inventory totaled approximately $19.8 million and $16.0 million, respectively, and was off-set by rental/sampler revenue, net of expenses, of $13.2 million and $13.4 million, respectively, during those periods. The carrying cost of developer inventory increased in 2009 primarily as a result of the opening of our resorts in Las Vegas, Nevada and Williamsburg, Virginia in the summer of 2008.

Selling and Marketing Expenses. As a result of fewer tours and the operation of fewer sales offices, selling and marketing expenses for Bluegreen Resorts decreased $155.4 million, or 56%, during 2009 as compared to 2008. As a percentage of system-wide sales of VOI, net, selling and marketing expenses decreased to 45% in 2009 from 56% in 2008. A higher tour-to-sale conversion rate and a higher proportion of sales in 2009 to existing owners, which carry a relatively lower marketing cost, reduced selling and marketing expenses as a percentage of sales.

General and Administrative Expenses. General and administrative expenses for Bluegreen Resorts decreased $8.6 million, or 37%, during 2009 as compared to 2008, the result of operating fewer sales offices. As a percentage of system-wide sales, net, field general and administrative expenses increased from 5% during 2008 to 6% in 2009.

Other Resort Fee-Based Services

The following table sets forth the revenue and costs related our other resort fee-based services (in thousands):

	For the Year Ended
	2008	2009
Revenues:
Fee-based management services	$38,418	$44,620
Title operations	14,116	7,197
Other	6,109	5,197

Total revenues	58,643	57,014

Costs:
Fee-based management services	26,447	24,454
Title operations	3,915	2,185
Other	9,159	6,478

Total costs	39,521	33,117

Profit:
Fee-based management services	11,971	20,166
Title operations	10,201	5,012
Other	(3,050)	(1,281)

Total profit	$19,122	$23,897

Other Resort Fee-Based Services Revenue. Our other resort fee-based services consist primarily of fees earned for providing management services and fees earned for providing title services for the VOI transactions. In exchange for fees, we provide management services to the Bluegreen Vacation Club and to a majority of the property owners’ associations of the Club Resorts and Club Associate Resorts. In connection with our management services provided to the Bluegreen Vacation Club, we manage the club reservation system and provide owner services as well as billing and collections services.

Revenues generated by other resort fee-based services were $58.6 million and $57.0 million during 2008 and 2009, respectively. Revenues related to other resort fee-based services decreased in 2009 as a result of a lower number of VOI sales transactions being processed by our title company subsidiary and on the mix of VOI inventory sold. This decrease was partially offset by additional fees earned by providing services to more VOI owners and from managing more timeshare resorts on behalf of property owners’ associations. As of December 31, 2009, we managed 37 timeshare properties compared to 34 as of December 31, 2008, primarily as a result of entering into new management contracts in connection with our fee-based services.

Cost of Other Resort Fee-Based Services. Cost of other resort fee-based services was $39.5 million and $33.1 million in 2008 and 2009, respectively. Cost of other resort fee-based services decreased due to the decrease in revenues described above.

Restructuring Charges

During the fourth quarter of 2008, we implemented strategic initiatives in the Resort Division that resulted in the following charges (in thousands):

Charges During 2008
Severance and benefit-related costs (1)	$5,608
Lease termination obligation (2)	4,766
Fixed assets write-downs, net of proceeds (3)	3,760
Other	1,483

Total restructuring	$15,617

(1)	Includes severance payments made to employees, payroll taxes and other benefit related costs in connection with the terminations of over 3,000 employees, as applicable.
(2)	Includes costs associated with noncancelable property and equipment leases that we have ceased to use, as well as termination fees related to the cancellation of certain contractual lease obligations. Included in this amount are future minimum lease payments in excess of estimated sublease income, fees and expenses for which the provisions of the ASC 420, Exit or Disposal Cost Obligations, were satisfied.
(3)	Includes write-downs of $1.6 million and $2.2 million for leasehold improvements and property and equipment, respectively, net of a nominal amount of cash received in connection with the sale of the assets.

As of December 31, 2010, our restructuring liability balance was $0.7 million and related entirely to lease termination obligations.

Goodwill Impairment

As a result of our annual impairment testing of goodwill for the year ended December 31, 2008, we determined that the fair value of our Bluegreen Resorts reporting units, based on our overall market capitalization, could not support the book value of goodwill. Accordingly, we wrote-off the balance of our goodwill and recorded a charge of $8.5 million.

Finance Operations

As of December 31, 2010, our finance operations included the excess interest spread earned on $712.1 million of notes receivable. This amount reflects the consolidation on January 1, 2010 of notes receivable held by special purpose finance entities that were previously not consolidated by us in accordance with then-prevailing generally accepted accounting principles.

Profit from Notes Receivable Portfolio and Mortgage Servicing Operations. The following table details the sources of income and related expenses associated with our notes receivable portfolio (in thousands):

	For the Years Ended December 31,
	2008	2009	2010
Interest Income:
Notes receivable:
Non-securitized	$23,656	$26,538	$25,766
Securitized	14,756	23,412	80,508
Retained interest in notes receivable sold	17,729	19,186	—
Other	1,690	201	189

Total interest income	57,831	69,337	106,463

Servicing Fee Income:
Securitized notes receivable	9,436	7,612	—
Fee-based services	—	—	191

Total income	67,267	76,949	106,654

Interest Expense:
Receivable-backed notes payable:
Non-recourse	4,421	8,434	36,356
Recourse	3,111	5,518	7,122

Total interest expense on receivable-backed notes payable	7,532	13,952	43,478
Cost of mortgage servicing operations	1,893	2,023	2,349

Total expenses	9,425	15,975	45,827

Pre-tax profit on notes receivable portfolio and mortgage servicing operations	$57,842	$60,974	$60,827

The increase in total interest income on notes receivable during 2010 as compared to 2009 reflects a higher average balance of our vacation ownership notes receivable and to a lesser extent, higher interest rates charged on timeshare loans originated on or after November 1, 2008. As discussed above, the average balances of our notes receivable increased during 2010 as a result of the consolidation of notes receivable held by seven of our special purpose finance entities that were previously reported “off-balance-sheet.” Accordingly, we previously did not recognize interest income on such notes receivable, but instead recognized interest income through the accretion of interest on our retained interests in the notes held by these entities.

The increase in interest income on notes receivable during 2009 as compared to 2008 reflects a higher average balance of our vacation ownership notes receivable and to a lesser extent, higher interest rates charged on new timeshare loans. The average balance of our notes receivable increased during 2009 as a result of our sole use of on-balance sheet facilities to monetize our notes receivable since March 2008, partially offset by higher defaults in 2009 compared to 2008. During the years ended December 31, 2009 and 2008, interest income from retained interests was reduced by charges of approximately $1.1 million and $5.0 million, respectively, for other-than-temporary decreases in our retained interests in notes receivable sold.

During 2009, the fair value of our retained interests in VOI notes receivable was adversely affected by an increase in the discount rate and unfavorable changes in our estimate of the amount and timing of future cash flows on our retained interests. The higher discount rate during 2009 reflects an increase in our estimate of the yield which would be required by a potential investor in our retained interests as of December 31, 2009, as compared to 2008.

Mortgage Servicing Operations. Our mortgage servicing operations include processing payments and collection of notes receivable owned by us, as well as on notes receivable owned by third parties. In addition, our mortgage servicing operations facilitate the monetization of our VOI notes receivable through our various credit facilities, as well as perform monthly reporting activities for our lenders and receivable investors. Prior to the adoption of ASU 2009-16 and ASU 2009-17 on January 1, 2010, we recognized servicing fee income for providing mortgage servicing for notes receivable that had been sold to off-balance-sheet special purpose finance entities and for providing loan services to third-party portfolio owners on a cash-fee basis. Effective January 1, 2010, we ceased recognizing servicing fee income for providing mortgage servicing to our special purpose finance entities as such entities are now consolidated by us. While we still receive mortgage servicing fees for servicing our securitized notes receivable, these amounts are now accounted for as a component of interest income.

During 2010, servicing fee income represented mortgage servicing fees earned for servicing the loan portfolio of a third-party developer in connection with one of our fee-based services arrangements. As of December 31, 2010, the total amount of notes receivable serviced by us under this arrangement was $23.8 million.

The average aggregate principal balance of notes receivables serviced on behalf of third parties decreased during 2009 as compared to 2008, as our “off-balance sheet” securitized notes receivable continued to amortize, resulting in lower servicing fee income during 2009 as compared to 2008.

Interest Expense. The increase in interest expense on receivable-backed notes payable in 2010 reflects a higher average debt balance of additional non-recourse receivable-backed debt recorded on our balance sheet as a result of the consolidation of seven special purpose finance entities as of January 1, 2010. As of December 31, 2010, the outstanding balance of the non-recourse receivable-backed debt previously reported “off-balance sheet” was $328.6 million.

Our other interest expense, which is mainly comprised of interest on lines of credit and notes payable and our subordinated debentures, was $13.4 million, $22.2 million and $22.3 million during 2008, 2009 and 2010, respectively.

Other interest expense remained at consistent levels in 2010 as compared to 2009, as the benefit of a lower average debt balance and lower interest rates on our junior subordinated debentures was offset by higher interest rates on certain extensions to our existing debt agreements.

Other interest expense increased during 2009 as compared to 2008 as a result of a higher average debt balance and significantly lower amounts capitalized to construction in progress, as described below. Additional interest expense from a higher debt balance in 2009 was partially offset by a decline in our average interest rate in 2009 due to the repayment in March 2008 of $55 million of 10.5% senior secured notes and the decrease, in general, in the variable rates on certain of our debt.

Our effective cost of borrowing was 7.36%, 6.36% and 7.46% during 2008, 2009 and 2010, respectively.

A portion of our interest expense, which directly relates to interest on development spending, is capitalized to construction in progress. Interest expense capitalized to construction in progress varies based upon the amount of construction and development spending during the period. Total interest expense capitalized to construction in progress was $12.8 million and $1.6 million for 2008 and 2009, respectively, and was insignificant during 2010. The reduction in the interest expense capitalized to construction in progress during 2009 and 2010 is due to a significantly reduced level of construction and development spending during those periods.

Corporate General and Administrative Expenses. Our corporate general and administrative expenses consist primarily of expenses associated with administering the various support functions at our corporate headquarters, including accounting, human resources, information technology, treasury, and legal. Overall corporate and general administrative costs may fluctuate between periods for various reasons, including but not limited to the timing of professional services and litigation expenses. In addition, consistent with our segment reporting treatment, changes in the payroll accrual between reporting periods for the entire company are recorded as corporate general and administrative expense. Corporate general and administrative expenses, excluding mortgage servicing operations, were $54.8 million, $45.1 million and $42.2 million for 2008, 2009 and 2010, respectively. The $2.9 million, or 6%, decrease in 2010 compared to 2009 primarily relates to lower litigation costs, the benefit of higher than expected forfeitures on certain stock grants and lower company-wide benefit costs. The $9.7 million, or 18%, decrease in corporate general and administrative expenses during 2009 as compared to 2008 reflects reductions in headcount at our corporate headquarters, offset in part by higher costs related to ongoing litigation and consulting fees paid to outside consultants.

For a discussion of field selling, general and administrative expenses, see discussion above.

Other Expense, Net. Other expense, net was $1.6 million, $1.8 million and $2.8 million for 2008, 2009 and 2010, respectively. Other expense, net incurred during 2010 includes a $1.6 million non-cash impairment charge related to a write-down of one of our assets to be disposed of by sale. Other expense, net incurred during 2009 reflects approximately $3.2 million incurred in connection with exploring possible alternatives for obtaining liquidity of our notes receivable partially offset by the benefit of the termination of certain of our accrued lease obligations in an amount which was approximately $0.7 million lower than we previously estimated. Other expense, net incurred in 2008 primarily reflects a loss on disposal of various fixed assets a result of closing certain of our off-site sales offices.

Non-controlling Interests in Income of Consolidated Subsidiary. We include the results of operations and financial position of Bluegreen/Big Cedar Vacations, LLC (the “Subsidiary”), our 51%-owned subsidiary, in our consolidated financial statements. The non-controlling interests in income of consolidated subsidiary is the portion of our consolidated pre-tax income that is attributable to Big Cedar, LLC, the unaffiliated 49% interest holder in the Subsidiary. Non-controlling interests in income of consolidated subsidiary was $7.1 million, $7.5 million and $8.1 million for 2008, 2009, and 2010, respectively.

Provision (Benefit) for Income Taxes. Our annual effective tax rate has historically ranged between 35% and 40%, based upon the mix of taxable earnings among the various states in which we operate. Our benefit from income taxes in 2009 includes a one-time benefit of approximately $4.6 million for an adjustment to deferred income taxes in the second quarter of 2009, a result of certain temporary book and tax differences being deemed permanent (see Note 13 to our audited consolidated financial statements included in this joint proxy statement/prospectus for additional information).

Discontinued Operations. Below are the results of discontinued operations for the years ended December 31, 2008, 2009 and 2010, which have been adjusted from the information included in our Annual Report on Form 10-K for the year ended December 31, 2010 to reflect, for each such year, the classification of Bluegreen Communities as a discontinued operation, as previously discussed.

	For the Year Ended December 31,
	2008	2009	2010
	As Adjusted (Note 1)	As Adjusted (Note 1)	As Adjusted (Note 1)
Revenues of discontinued operations	$57,729	$25,447	$13,447
Cost of discontinued operations	(61,291)	(47,226)	(80,533)
Loss on the disposal of golf courses	—	(10,544)	—
Interest expense	—	(3,934)	(4,250)

Loss from discontinued operations before benefit for income taxes	(3,562)	(36,257)	(71,336)
Benefit for income taxes	485	12,621	24,966

Loss from discontinued operations, net	$(3,077)	$(23,636)	$(46,370)

Year ended December 31, 2010 compared to the year ended December 31, 2009

The table below sets forth the number of homesites sold by Bluegreen Communities and the average sales price per homesite for the periods indicated, before giving effect to the percentage-of-completion method of accounting, and excluding sales of bulk parcels:

	Year ended
	December 31, 2009	December 31, 2010
Number of homesites sold	278	239
Average sales price per homesite	$58,198	$61,071

Sales at Bluegreen Communities were adversely impacted by the weakening of the economy in general and the deterioration of the real estate markets, in particular. Bluegreen Communities experienced continued low demand, especially for its higher priced premium homesites. In response to the deterioration in the real estate markets and in order to stay competitive in certain markets where its competitors have in certain communities aggressively reduced prices, Bluegreen Communities significantly reduced prices on completed homesites. In addition, during 2009, Bluegreen Communities substantially sold out of certain of its communities, which also contributed to the decrease in sales in 2010. The increase in average sales price per homesite during 2010 compared to 2009 reflects changes in the mix of homesites sold during the respective periods.

Bluegreen Communities’ sales during 2009 and 2010 increased by $1.9 million and decreased by $0.8 million, respectively, as a result of the application of percentage-of-completion method of accounting. Excluding the impact of percentage-of-completion method of accounting from both periods, Bluegreen Communities sales during 2010 decreased by $3.1 million, or 19.7%, compared to 2009.

Bluegreen Communities’ homesite inventory consists of substantially completed homesites held for sale and land held for the future development of additional homesites. As a result of continued depressed sales volume, reduced prices and the impact of sales levels on the forecasted sell-out period of projects, during the years ended December 31, 2010 and 2009, we recorded non-cash charges to cost of real estate sales of approximately $54.6 million and $13.2 million, respectively, to write-down the carrying amount of certain phases of Bluegreen Communities’ properties to their estimated fair value, less costs to sell, if applicable. We calculated the estimated fair value less costs to sell of these properties based on our analysis of their estimated future cash flows, discounted at rates commensurate with the inherent risk. We estimated future cash flows based upon what we believed to be market participants’ expectations of future performance, given then-current and projected forecasts of the economy and real estate markets in general as well as the forecasted sell-out periods for each community. As of December 31, 2010, we evaluated the carrying value of Bluegreen Communities’ inventory (carrying value was $82.2 million as of December 31, 2010) based upon the probability-weighted average cash flows at various outcomes, including to develop and sell such inventory as retail homesites or to execute on various strategic alternatives which we contemplated pursuing in the near term. In connection with that evaluation, we determined that the carrying value of Bluegreen Communities’ inventory was appropriate at that time.

Variations in cost structures and the market pricing of homesites available for sale as well as the opening of phases of projects, which include premium homesites (e.g., water frontage, preferred views, larger acreage homesites, etc.), also impacted the gross margin of Bluegreen Communities from period to period.

Other operations of Bluegreen Communities’ business historically included the operation of several daily fee golf courses, as well as realty resale operations at several of its residential land communities. During the fourth quarter of 2009, Bluegreen Communities sold four of its golf courses located in North Carolina and Virginia for cash proceeds of approximately $9.4 million, and we realized a loss on the sale of the golf courses of $10.5 million.

During 2010, Bluegreen Communities continued to focus its marketing efforts on internet, billboards and regionally based advertising. Bluegreen Communities’ total selling and marketing expenses during 2010 remained level with the expenses incurred during 2009. As a percentage of sales, selling and marketing expenses increased from 26% during 2009 to 40% during 2010. The increase in selling and marketing expenses as a percentage of sales in 2010, compared to the same period in 2009, is the result of lower sales in 2010.

Bluegreen Communities’ general and administrative expenses increased during 2010, as compared to 2009, primarily as a result of increased costs to settle litigation and a higher proportion of real estate taxes being expensed as incurred rather than capitalized into inventory due to reduced construction and development spending compared to prior periods.

Also included in results of discontinued operations is interest expense primarily on the H4BG Communities Facility as certain of the assets classified as held for sale serve as collateral under this facility. Under the terms of the facility, the entire amount of the debt outstanding under the facility and a $2.0 million deferred fee would be required to be repaid upon the sale of the assets.

Year ended December 31, 2009 compared to the year ended December 31, 2008

The table below sets forth the number of homesites sold by Bluegreen Communities and the average sales price per homesite for the periods indicated, before giving effect to the percentage-of-completion method of accounting, and excluding sales of bulk parcels:

	Year ended
	December 31, 2008	December 31, 2009
Number of homesites sold	442	278
Average sales price per homesite	$80,455	$58,198

Bluegreen Communities’ sales decreased $29.4 million, or 63%, during 2009, as compared to 2008. Bluegreen Communities experienced continued low demand, especially in its higher priced premium homesites. Throughout 2009, Bluegreen Communities continued to significantly reduce prices on completed homesites at certain communities. The decline in average sales price per homesite in 2009 from 2008 reflects the sale of reduced price homesites as well as increased sales at communities with lower price levels. Before giving effect to the percentage-of-completion method of accounting and state rescission statutes, during 2009, Bluegreen Communities entered into contracts to sell homesites totaling $15.5 million, as compared to $32.0 million during 2008.

Bluegreen Communities’ sales were increased as a result of the application of the percentage-of-completion method of accounting by $10.8 million and $1.9 million during 2008 and 2009, respectively.

As a result of decreased sales volume, reduced prices and the impact of reduced sales on the forecasted sell-out period of projects, we recorded non-cash charges to cost of real estate sales of approximately $13.2 million and $5.2 million during 2009 and 2008, respectively, to write-down the inventory balances of certain phases of Bluegreen Communities’ properties to their estimated net realizable value. We calculated the estimated net realizable value of these properties based on our analysis of their estimated future cash flows, given what we believed to be reasonable assumptions.

Excluding the inventory charges, Bluegreen Communities’ gross margin decreased from 44% during 2008 to 31% during 2009. Gross margin was negatively impacted in 2009 by the reductions in sales prices of certain completed homesites, as well as the sale of a bulk parcel in Texas, at cost.

Other Bluegreen Communities’ operations historically included the operation of several daily fee golf courses, as well as realty resale operations at several of its residential land communities. On December 30, 2009, Bluegreen Communities sold four of its golf courses located in North Carolina and Virginia, and we recognized a $10.5 million non-cash loss in connection with the sale. Other Bluegreen Communities’ operations generated a pretax loss of $2.2 million in 2009 compared to a pretax profit of $0.4 million in 2008. The higher profit earned during 2008 primarily reflects the one-time profit of approximately $1.4 million associated with the sale of Bluegreen Communities’ right to purchase a property in North Carolina.

Total selling and marketing expenses for Bluegreen Communities decreased $7.2 million, or 61%, during 2009 as compared to 2008. As a percentage of sales, selling and marketing expenses increased from 25% during 2008 to 26% during 2009. Throughout 2009, Bluegreen Communities continued to reduce overall advertising spending as it implemented a regionally-based sales and marketing strategy.

In anticipation of lower 2009 sales volume, we took steps to reduce Bluegreen Communities general and administrative expenses by reducing staffing levels and operating fewer sales offices. As a result, Bluegreen Communities’ general and administrative expenses decreased $1.1 million, or 14%, during 2009 as compared to 2008.

Also included in results of discontinued operations is interest expense primarily on the H4BG Communities Facility as certain of the assets classified as held for sale serve as collateral under this facility. Under the terms of the facility, the entire amount of the debt outstanding under the facility and a $2.0 million deferred fee would be required to be repaid upon the sale of the assets.

Changes in Financial Condition for the Years Ended December 31, 2008, 2009 and 2010

The following table summarizes our cash flows for 2008, 2009 and 2010 (in thousands):

	Year Ended
	2008	2009	2010
Cash flows (used in) provided by operating activities	$(230,421)	$14,575	$163,940
Cash flows provided by (used in) investing activities	15,954	45,647	(5,910)
Cash flows provided by (used in) financing activities	149,515	(50,292)	(156,436)

Net (decrease) increase in cash and cash equivalents	$(64,952)	$9,930	$1,594

Cash Flows from Operating Activities. We generated $163.9 million of cash from our operating activities during 2010, as compared to $14.6 million of cash generated during 2009. The increase in cash flows from operating activities during 2010 was primarily a result of our consolidation of assets, liabilities and operations of special purpose finance entities upon our adoption of ASU 2009-16 and ASU 2009-17 on January 1, 2010, which resulted in changes to our cash flow statement in the form of additional cash receipts from securitized notes receivable now being included in operating cash flows (see Note 2 to our audited consolidated financial statements included in this joint proxy statement/prospectus for further information). Previously, these special purpose finance entities were not consolidated and the net cash flow associated with their operations (which consist of collecting principal and interest payments on notes receivable and making interest and debt repayments) was recorded as a component of investing activities as cash received from retained interests. The increase in cash flows from operating activities also was the result of significantly lower development spending, our successful efforts to receive larger down payments on our sales and generate a higher percentage of cash VOI sales, and increased revenues related to our fee-based services, substantially all of which are provided on a cash basis.

We generated $14.6 million of cash from our operating activities during 2009, as compared to $230.4 million of cash used during 2008. The increase in cash flows from operating activities during 2009 compared to 2008 was primarily a result of significantly lower 2009 inventory development spending, our successful efforts to receive larger down payments and generate a higher percentage of cash from VOI sales, and lower selling, general and administrative expenses as a result of the successful implementation of certain strategic initiatives in the fourth quarter of 2008. In addition, operating cash flows for 2008 benefited from $55.7 million of proceeds from “off-balance sheet” sales of notes receivable with no such proceeds included in operating cash flows during 2009. To the extent we provide financing to customers who qualify, operating cash flows are expected to be negative in periods where sales and marketing expenses exceed cash collections from VOI sales. We monetize our receivables through various on-balance sheet purchase facilities and hypothecation facilities, the cash flows from which are included in cash provided by financing activities. Only when we previously structured receivable finance transactions as “off-balance sheet” sales did the associated cash proceeds increase cash from operating activities.

Cash Flows from Investing Activities. We used $5.9 million of cash in our investing activities during 2010, as compared to $45.6 million of cash generated during 2009. The decrease in cash flows from investing activities during 2010 was primarily the result of the required reclassification of cash received from retained interests in notes receivable sold as a result of the adoption of the new accounting guidance (as discussed above in Cash Flows from Operating Activities) compared to amounts received in 2009. Additionally, during 2010, we reduced our spending for property and equipment to $3.7 million, as compared to $7.5 million in 2009, and, we realized $9.4 million of cash from the sale of golf courses in 2009.

We generated $45.6 million of cash in our investing activities during 2009, as compared to $16.0 million of cash generated during 2008. Cash flows provided by investing activities increased $29.7 million from $15.9 million during 2008 to $45.6 million during 2009. The increase was the result of lower 2009 purchases of property and equipment ($7.5 million in 2009 compared to $22.9 million in 2008), partially offset by lower cash received in 2009 from our retained interests in notes receivable sold as compared to amounts received in 2008. In addition, we paid $6.1 million in 2008 to acquire the real estate and operations at two resorts, The Royal Suites at Atlantic Palace in Atlantic City, New Jersey, and Club La Pension in New Orleans, Louisiana, each of which constituted the purchase of a business. No such business acquisitions were made in 2009. In addition, in 2009, we realized $9.4 million of cash from the sale of golf courses.

Cash Flows from Financing Activities. We used $156.4 million of cash in our financing activities during 2010, as compared to $50.3 million of cash used during 2009. The increase in the cash used in financing activities during 2010 was related to net repayments (i.e., repayments net of borrowings) of $82.4 million related to our debt collateralized by notes receivable during 2010, compared to net repayments of $8.5 million during 2009. The securitization debt is repaid as mortgage payments are received on the notes receivable that serve as collateral for the debt. The net repayments of notes receivable-backed debt in 2010 reflect the consolidation of securitization debt as a result of adopting ASU 2009-16 and ASU 2009-17 effective January 1, 2010. Additionally, we entered into two securitization transactions during 2010 for gross proceeds of $131.9 million, $117.9 of which was used to pay down our existing receivables purchase facility with Branch Banking and Trust Company. In addition, we repaid $56.9 million under our lines-of-credit and notes payable during 2010, compared to net repayments of $37.1 million during 2009.

We used $50.3 million of cash in our financing activities during 2009, as compared to $149.5 million of cash generated during 2008. In 2008, we borrowed $393.3 million and repaid $185.9 million of debt under our various receivable-backed notes payable, lines of credit and other notes payable. This compares to borrowings of $93.5 million and repayments of $139.1 million under such debt instruments during 2009. In addition, net cash flows from financing activities for the 2008 period were reduced by the repayment of our $55.0 million senior secured notes on March 31, 2008.

Liquidity and Capital Resources

Our primary sources of funds from internal operations are: (i) cash sales; (ii) down payments on VOI sales which are financed; (iii) proceeds from the sale of, or borrowings collateralized by, notes receivable, including cash received from our residual interests in such transactions; (iv) cash from our finance operations, including mortgage servicing fees and principal and interest payments received on the purchase money mortgage loans arising from sales of VOIs; and (v) net cash generated from our sales and marketing fee-based services and other resort fee-based services, including our resorts management operations.

As a result of initiatives implemented in the fourth quarter of 2008, we have in recent periods realized higher down payments and a higher percentage of cash sales in connection with VOI sales compared to prior periods. During the year ended December 31, 2010 and the nine months ended September 30, 2011, including down payments received on financed sales, 54% and 55%, respectively, of our VOI sales were paid in cash within approximately 30 days from the contract date, compared to 45% for the year ended December 31, 2009.

While the vacation ownership business has historically been capital intensive, our principal goal in the current environment has been to emphasize the generation of “free cash flow” (defined as cash flow from operating and investing activities) by: (i) incentivizing our sales associates to generate higher percentages of our sales in cash compared to historical levels; (ii) maintaining sales volumes that allow us to focus on what we believe to be the most efficient marketing channels available to us; (iii) minimizing capital and inventory expenditures; and (iv) utilizing our sales and marketing, mortgage servicing, resort management services, title and construction expertise to pursue fee-based-service business relationships that require minimal up-front capital investment and have the potential to produce strong cash flows for us.

Historically, our business model has depended on the availability of credit in the commercial markets. VOI sales are generally dependent upon us providing financing to our buyers. Our ability to sell and/or borrow against our notes receivable from VOI buyers has been a critical factor in our continued liquidity. When we sell VOIs, a financed buyer is only required to pay a minimum of 10% to 20% of the purchase price in cash at the time of sale; however, selling, marketing and administrative expenses attributable to the sale are primarily cash expenses that generally exceed the buyer’s minimum required down-payment. Accordingly, having financing facilities available for the hypothecation, sale or transfer of these VOI receivables has been a critical factor in our ability to meet our short and long-term cash needs and we have attempted to diversify our sources of such financing facilities. Historically, we have relied on our ability to sell receivables in the term securitization market in order to generate liquidity and create capacity in our receivable facilities. In addition, maintaining adequate VOI inventory to sell and pursue growth into new markets has historically required us to incur debt for the acquisition, construction and development of new resorts. Although we believe that in general we currently have adequate completed VOIs in inventory to satisfy our needs for the next several years, we expect to develop VOIs at our Bluegreen/Big Cedar Joint Venture in the near-term. Accordingly, except for development at the Bluegreen/Big Cedar Joint Venture, we expect acquisition and development expenditures to remain at current levels in the near term. Furthermore, if the opportunity to acquire a strategic property on favorable terms presents itself, we may decide to acquire or develop more inventory in the future which would increase our acquisition and development expenditures and may require us to incur additional debt. During the fourth quarter of 2011, we expect development expenditures to be in a range of approximately $2.0 million to $3.0 million.

The challenging credit markets over the past several years have negatively impacted our financing activities. While the credit markets appear to be recovering and we consummated term securitizations and entered into new financing facilities during 2010 as well as renewed and expanded certain of our facilities during the nine months ended September 30, 2011, we may not be able to renew our existing receivable-backed lines of credit when their current advance periods expire or secure new financing for our VOI notes receivable on acceptable terms, if at all. In addition, the securitization market has become unavailable for extended periods of time in the past and may become unavailable to us in the future.

Further, while we may seek to raise additional debt or equity financing in the future to fund operations or repay outstanding debt, such financing may not be available to us on favorable terms or at all. If our efforts are unsuccessful, our liquidity would be significantly adversely impacted. In light of the current trading price of our Common Stock, financing involving the issuance of our Common Stock or securities convertible into our Common Stock would be highly dilutive to our existing shareholders.

Our levels of debt and debt service requirements have several important effects on our operations, including the following: (i) our significant debt service cash requirements reduce the funds available for operations and future business opportunities and increases our vulnerability to adverse economic and industry conditions, as well as conditions in the credit markets, generally; (ii) our leverage position increases our vulnerability to economic and competitive pressures; (iii) the financial covenants and other restrictions contained in indentures, credit agreements and other agreements relating to our indebtedness require us to meet certain financial tests and restrict our ability to, among other things, borrow additional funds, dispose of assets, make investments or pay cash dividends on, or repurchase shares of, our Common Stock; and (iv) our leverage position may limit funds available for working capital, capital expenditures, acquisitions and general corporate purposes. Certain of our financing arrangements materially limit our ability in the near term to pay cash dividends on our Common Stock and/or repurchase shares of our Common Stock. Certain of our competitors operate on a less leveraged basis and have greater operating and financial flexibility than we do.

Credit Facilities

The following is a discussion of our material purchase and credit facilities, including those that were important sources of our liquidity as of September 30, 2011. These facilities do not constitute all of our outstanding indebtedness. Our other indebtedness includes outstanding junior subordinated debentures, borrowings collateralized by real estate inventories that were not incurred pursuant to a significant credit facility, and capital leases.

Credit Facilities for Bluegreen Receivables with Future Availability

We maintain various credit facilities with financial institutions that provide receivable financing for our operations. We had the following credit facilities with future availability as of September 30, 2011 (dollars in thousands):

	Borrowing Limit		Outstanding Balance as of September 30, 2011	Availability as of September 30, 2011		Advance Period Expiration; Borrowing Maturity	Borrowing Rate; Rate as of September 30, 2011
						December 2012(2);	30-day LIBOR +3.50%(2);
BB&T Purchase Facility (1)	$50,000	(2)	$20,597	$29,403	(2)	December 2015(2)	N/A

						December 2011;
Quorum Purchase Facility	20,000		5,747	14,253		December 2030	8.00%

						February 2013;	Prime Rate +2.25%;
2011 Liberty Bank Facility (1)(3)	60,000		6,421	14,245		February 2016	6.50%(4)

						September 2013;	30 day LIBOR+5.75%;
CapitalSource Facility (1)	30,000		—	30,000		September 2016	6.50%(5)

	$160,000		$32,765	$87,901

(1)	Facility is revolving during the advance period, providing additional availability as the facility is paid down, subject to eligible collateral and applicable terms and conditions.
(2)	On October 14, 2011, the BB&T Purchase Facility was amended and extended. The borrowing limit, advance period expiration, maturity and borrowing rate shown above reflect the amended terms. Prior to the amendment, the borrowing limit was $75.0 million, the advance period expiration date was December 2011, the borrowing maturity was December 2023 and the borrowing rate was Prime Rate plus 2.0% (5.25% as of September 30, 2011). The 30-day LIBOR is subject to a floor of 1.25%. See further discussion below.
(3)	In February 2011, we entered into a new revolving hypothecation facility with certain existing participants in the Liberty-led syndicate. Availability under the 2011 Liberty Bank Facility is reduced by the amounts outstanding to the extending participants under the 2008 Liberty Bank Facility, as the aggregate amount outstanding to such participants under the 2008 Liberty Bank Facility and the 2011 Liberty Bank Facility at any point in time cannot exceed $60.0 million. The amount outstanding under the 2008 Liberty Bank Facility to the extending participants was $39.3 million as of September 30, 2011.
(4)	Interest charged on this facility is subject to a floor of 6.50%.
(5)	Interest charged on this facility is subject to a LIBOR floor of 0.75%.

BB&T Purchase Facility. As of September 30, 2011, we had a $75.0 million timeshare notes receivable purchase facility with Branch Banking and Trust Company (“BB&T”) (the “BB&T Purchase Facility”), which had a revolving advance period through December 17, 2011. During the nine months ended September 30, 2011, we pledged $32.0 million of VOI notes receivable to this facility and received cash proceeds of $21.6 million. We also repaid $1.0 million on the facility.

On October 14, 2011, the BB&T Purchase Facility was amended to provide for the financing of our timeshare notes receivable at an advance rate of 67.5% through the revolving advance period ending December 17, 2012, subject to the terms of the facility and eligible collateral. The amended facility allows for maximum outstanding borrowings of $50.0 million and matures three years after the revolving advance period has expired (such three-year period, the “Term-Out Period”), or earlier as provided under the terms of the facility. The interest rate on the BB&T Purchase Facility prior to the commencement of the Term-Out Period is the 30-day LIBOR plus 3.5%. During the Term-Out Period, the interest rate will be the 30-day LIBOR plus 5.5%. The 30-day LIBOR is subject to a floor of 1.25%.

Additionally, subject to the terms of the facility, we will continue to receive the excess cash flows generated by the receivables sold (excess meaning after customary payments of fees, interest and principal under the facility) until the commencement of the Term-Out Period, at which point all of the excess cash flow will be paid to BB&T until the outstanding balance is reduced to zero.

While ownership of the receivables is transferred for legal purposes, the transfers of receivables under the facility are accounted for as secured borrowings. Accordingly, the receivables are reflected as assets and the associated obligations are reflected as liabilities on our balance sheet. The BB&T Purchase Facility is non-recourse and is not guaranteed by us.

Quorum Purchase Facility. On December 22, 2010, we entered into a timeshare notes receivable purchase facility (the “Quorum Purchase Facility”) with Quorum Federal Credit Union (“Quorum”). Pursuant to the terms of the facility and subject to certain conditions precedent, Quorum has agreed to purchase eligible timeshare receivables from us or certain of our subsidiaries up to an aggregate $20.0 million purchase price through December 22, 2011. The terms of the Quorum Purchase Facility reflect an 80% advance rate and a program fee rate of 8% per annum. Eligibility requirements for receivables sold include, among others, that the obligors under the timeshare notes receivable sold be members of Quorum at the time of the note sale. The Quorum Purchase Facility contemplates the ability of Quorum to purchase additional receivables subject to advance rates, fees and other terms to be agreed upon from time to time over and above the initial $20.0 million commitment, pursuant to the terms of the facility and subject to certain conditions precedent. Subject to performance of the collateral, we will receive all of the excess cash flows generated by the receivables transferred to Quorum under the facility (excess meaning after payment of customary fees and return of amounts invested by Quorum under the facility on a pro-rata basis as borrowers make payments on their timeshare loans).

While ownership of the receivables is transferred for legal purposes, the transfers of receivables under the facility are accounted for as secured borrowings. Accordingly, the receivables are reflected as assets and the associated obligations are reflected as liabilities on our balance sheet. The Quorum Purchase Facility is non-recourse and is not guaranteed by us.

During the nine months ended September 30, 2011, we pledged $7.6 million of VOI notes receivable to this facility and received cash proceeds of $6.0 million. We also repaid $0.4 million on the facility.

2011 Liberty Bank Facility. In February 2011, we entered into a new revolving hypothecation facility with certain participants in our 2008 Liberty Bank Facility (see discussion of our 2008 Liberty Bank Facility below, under Other Outstanding Receivable-Backed Notes Payable). This new $60.0 million facility (the “2011 Liberty Bank Facility”) provides for an 85% advance on eligible receivables pledged under the facility during a two-year period ending in February 2013, subject to eligible collateral and terms and conditions we believe to be customary for transactions of this type. Availability under the 2011 Liberty Bank Facility is reduced by amounts currently outstanding to certain syndicate participants under the 2008 Liberty Bank Facility ($39.3 million as of September 30, 2011), but as outstanding amounts on the 2008 Liberty Bank Facility amortize over time, the 2011 Liberty Bank Facility will revolve up to $60.0 million. Principal and interest are to be repaid as cash is collected on the pledged receivables, with the remaining balance due in February 2016. Indebtedness under the 2011 Liberty Bank Facility bears interest at the Prime Rate plus 2.25%, subject to a floor of 6.50% (6.50% as of September 30, 2011).

During the nine months ended September 30, 2011, we pledged $9.1 million of VOI notes receivable to this facility and received cash proceeds of $7.7 million. We also repaid $1.3 million on the facility.

CapitalSource Facility. On September 20, 2011, we entered into a $30.0 million revolving timeshare receivables hypothecation facility (the “CapitalSource Facility”) with CapitalSource Bank. The CapitalSource Facility provides for advances on eligible receivables pledged under the CapitalSource Facility, subject to specified terms and conditions, during the two-year revolving credit period ending in September 2013. Eligible “A” receivables that meet certain eligibility and FICO® score requirements, which we believe are typically consistent with loans originated under our current credit underwriting standards, are subject to an 80% advance rate. The CapitalSource Facility also allows for certain eligible “B” receivables (which have less stringent FICO® score requirements) to be funded at a 45% advance rate. Principal repayments and interest are to be paid as cash is collected on the pledged receivables, subject to future required decreases in the advance rate after the two-year revolving credit period, with the remaining balance being due in September 2016. The CapitalSource Facility bears interest at the 30-day LIBOR plus 5.75%, subject to a LIBOR floor of 0.75% (6.5% as of September 30, 2011). As of September 30, 2011, there were no amounts borrowed or outstanding under this facility.

Other Outstanding Receivable-Backed Notes Payable

We have outstanding obligations under various receivable-backed credit facilities that have no remaining future availability as the advance periods have expired. We had the following outstanding balances under such credit facilities as of September 30, 2011 (dollars in thousands):

	Balance as of September 30, 2011	Borrowing Maturity	Borrowing Rate; Rate as of September 30, 2011
			Prime + 2.25%;
2008 Liberty Bank Facility	$53,639	August 2014	6.50%(1)

		September 2017,	30 day LIBOR+5.25%;
NBA Receivables Facility	18,407	October 2018(2)	6.75%(3)

			30 day LIBOR+1.75%;
GE Bluegreen/Big Cedar Facility	17,507	April 2016	1.99%

Legacy Securitization (4)	17,271	September 2025	12.00%

			30 day LIBOR+4.00%;
RFA Receivables Facility	1,710	February 2015	4.24%

Non-recourse Securitization Debt	355,745	Varies	Varies

	$464,279

(1)	Interest charged on this facility is subject to a floor of 6.50%
(2)	$13.4 million of the amount outstanding as of September 30, 2011 matures on September 30, 2017, and $5.0 million matures on October 31, 2018.
(3)	Interest charged on this facility is subject to a floor of 6.75%.
(4)	Legacy Securitization debt bears interest at a coupon rate of 12.0% and was issued at a discount resulting in an effective yield of 18.5%. The associated debt balance is presented net of the discount of $2.0 million.

2008 Liberty Bank Facility. We have a $75.0 million revolving timeshare receivables hypothecation facility with a syndicate of lenders led by Liberty Bank and assembled by Wellington Financial (the “2008 Liberty Bank Facility”). Amounts borrowed under the facility and incurred interest is to be repaid as cash is collected on the pledged receivables. The advance period under the 2008 Liberty Bank Facility has expired, and all outstanding borrowings are scheduled to mature no later than August 27, 2014. During 2010, we repaid $18.9 million on this facility, pledged $27.6 million of VOI notes receivable to this facility and received cash proceeds of $27.4 million. During the nine months ended September 30, 2011, we repaid $13.9 million on the facility.

In February 2011, we entered into the 2011 Liberty Bank Facility described above with certain existing participants in the Liberty-led syndicate. See Credit Facilities for Bluegreen Receivables with Future Availability above for further information regarding the 2011 Liberty Bank Facility.

NBA Receivables Facility. In September 2010, the Bluegreen/Big Cedar Joint Venture entered into a $20.0 million timeshare notes receivable hypothecation facility with the National Bank of Arizona (“NBA”). Bluegreen Corporation has guaranteed the full payment and performance of the Bluegreen/Big Cedar Joint Venture in connection with this facility. The facility provides an 85% advance on eligible receivables, subject to terms and conditions which we believe to be customary for facilities of this type. At the time of closing of the transaction, $23.5 million of eligible receivables were pledged and we received an advance of $20.0 million. The availability period under the facility expired on June 30, 2010; however, the facility was amended during May 2011 to allow us to pledge additional timeshare receivables through October 31, 2011, with additional advances not to exceed $5.0 million, subject to a total $20.0 million borrowing limit for all amounts outstanding under the facility.

All principal and interest payments received on pledged receivables are applied to principal and interest due under the facility. Indebtedness under this facility bears interest at the 30-day LIBOR plus 5.25%, subject to a floor of 6.75% (6.75% as of September 30, 2011).

The unpaid balance related to the initial September 30, 2010 advance, $13.4 million of which was outstanding as of September 30, 2011, matures on September 30, 2017. The unpaid balance related to the additional advances, $5.0 million of which was outstanding as of September 30, 2011, matures on October 31, 2018.

During 2010, we repaid $1.6 million on this facility. During the nine months ended September 30, 2011, we repaid $4.9 million on this facility, pledged $5.9 million of VOI notes receivable to this facility and received cash proceeds of $5.0 million.

The GE Bluegreen/Big Cedar Receivables Facility. In April 2007, the Bluegreen/Big Cedar Joint Venture entered into a $45.0 million revolving VOI receivables credit facility with GE (the “GE Bluegreen/Big Cedar Receivables Facility”). Bluegreen Corporation has guaranteed the full payment and performance of the Bluegreen/Big Cedar Joint Venture in connection with the GE Bluegreen/Big Cedar Receivables Facility. The advance period under this facility expired on April 16, 2009, and all outstanding borrowings are scheduled to mature no later than April 16, 2016. The facility includes affirmative, negative and financial covenants and events of default. All principal and interest payments received on pledged receivables are applied to principal and interest due under the facility. Indebtedness under the facility bears interest at a rate adjusted monthly to the 30-day LIBOR plus 1.75%. During 2010 and the nine months ended September 30, 2011, we repaid $8.9 million and $6.4 million, respectively, on this facility.

Legacy Securitization. In September 2010, we completed a securitization transaction of the lowest FICO®-score loans previously financed in the above described BB&T Purchase Facility. Substantially all of the timeshare receivables included in this transaction were generated prior to December 15, 2008, the date that we implemented our FICO® score-based credit underwriting program, and relate to loans to borrowers with FICO® scores below 600.

In this securitization, BXG Legacy 2010 LLC, a wholly-owned special purpose subsidiary of Bluegreen Corporation, issued $27.0 million of notes payable secured by a portfolio of timeshare receivables totaling $36.1 million. While the notes payable have a coupon rate of 12%, they were sold at a $2.7 million discount to yield an effective rate of 18.5%. The notes payable generated gross proceeds to us of $24.3 million (before fees, reserves and expenses we believe to be customary for transactions of this type), which were used to repay a portion of the outstanding balance under the BB&T Purchase Facility.

We guaranteed the principal payments for defaulted vacation ownership loans in the Legacy Securitization at amounts equivalent to the then-current advance rate inherent in the notes, any shortfalls in monthly interest distributions to the Legacy Securitization investors and any shortfall in the ultimate principal payment on the notes upon their stated maturity in September 2025. During 2010 and the nine months ended September 30, 2011, $1.7 million and $6.1 million, respectively, was repaid on this facility.

Credit Facilities for Bluegreen Inventories without Existing Future Availability

We have outstanding obligations under various credit facilities and other notes payable collateralized by our inventories. As of September 30, 2011, these included the following significant items (dollars in thousands):

	Outstanding Balance as of September 30, 2011	Borrowing Maturity (1)	Borrowing Rate; Rate as of September 30, 2011
			30-day
			LIBOR+4.50%;
RFA AD&C Facility	$33,811	June 2012	4.74%

H4BG Communities Facility	25,545	December 2012(2)	Prime + 2.00%; 8%(3)
			30-day LIBOR +

Wells Fargo Term Loan	22,406	April 2012	6.87%; 7.11%

Foundation Capital	13,015	October 2015	8%(4) ; 8%

			1.50%;
Textron AD&C Facility	4,237	Varies by loan(5)	4.50% – 4.75%

Other Lines-of-Credit and Notes Payable	4,967	Varies	Varies

	$103,981

(1)	Repayment of the outstanding amount is effected through release payments as the related collateral is sold, subject to periodic minimum required amortization between September 30, 2011 and maturity.
(2)	This facility is secured by certain Bluegreen Communities real property homesites and property and equipment assets and will become due and payable upon the sale of the related assets, if consummated prior to the note maturity date. See additional information below.
(3)	The interest rate on this facility is subject to the following floors: (1) 8.0% until the balance of the loan is less than or equal to $20 million, and (2) 6.0% thereafter.
(4)	The borrowing rate under this facility is fixed at 8% through October 2013 and changes thereafter to Prime Rate plus 4.75% or the lender specified rate, not to exceed 9%.
(5)	The maturity dates for this facility vary by loan as discussed below.

RFA AD&C Facility. In September 2010, GMAC assigned all of its right, title and interest in this facility (previously known as GMAC AD&C Facility) to Resort Finance America, LLC (“RFA”). This assignment did not affect any of the material financial terms of the loan agreement. This facility was used to finance the acquisition and development of certain of our resorts and currently has one outstanding project loan, collateralized by our Bluegreen Club 36TM resort in Las Vegas, Nevada (the “Club 36 Loan”). The Club 36 Loan is scheduled to mature on June 30, 2012. Principal payments are effected through agreed-upon release prices as timeshare interests in Bluegreen Club 36 are sold, subject to periodic minimum required amortization. As of September 30, 2011, we had no availability under this facility.

During 2010, we repaid $35.2 million of the outstanding balance under this facility. During the nine months ended September 30, 2011, we repaid $18.5 million of the outstanding balance under this facility, including the repayment in full of a loan collateralized by our Fountains Resort in Orlando, Florida. Approximately $33.8 million was outstanding on the Club 36 Loan as of September 30, 2011, $11.2 million of which was due and paid by October 31, 2011.

H4BG Communities Facility. The H4BG Communities Facility is secured by the real property homesites (and personal property related thereto) at the following Bluegreen Communities projects (the “Secured Projects”): Havenwood at Hunter’s Crossing (New Braunfels, Texas); The Bridges at Preston Crossings (Grayson County, Texas); King Oaks (College Station, Texas); Vintage Oaks at the Vineyard (New Braunfels, Texas); and Sanctuary Cove at St. Andrews Sound (Waverly, Georgia). In addition, the H4BG Communities Facility is secured by the following golf courses: The Bridges at Preston Crossings (Grayson County, Texas); and Sanctuary Cove (Waverly, Georgia).

Principal payments are effected through agreed-upon release prices as real estate collateralizing the H4BG Communities Facility is sold, subject to minimum required amortization. The interest rate on the H4BG Communities Facility is the Prime Rate plus 2.0%, subject to the following floors: (1) 8.0% until the balance of the loan is less than or equal to $20 million, and (2) 6.0% thereafter. The H4BG Communities Facility also requires that a fee of $2.0 million be paid to the lender upon the maturity of the facility. During 2010 and the nine months ended September 30, 2011, we repaid $7.6 million and $5.3 million, respectively, of the outstanding balance under this facility.

The facility is scheduled to mature on December 31, 2012, however, if the assets that secure the facility are sold prior to the scheduled maturity date, the facility will mature upon the sale of the assets. The assets to be sold under the Purchase and Sale Agreement relating to substantially all of the assets which comprise Bluegreen Communities include the assets pledged as collateral under this facility.

Wells Fargo Term Loan. On April 30, 2010, we entered into a definitive agreement with Wells Fargo Bank, N.A. (“Wells Fargo”), which amended, restated and consolidated our then existing notes payable and line-of-credit with Wachovia Bank, N.A. into a single term loan with Wells Fargo (the “Wells Fargo Term Loan”). Under the terms of the agreement, principal payments are effected through agreed-upon release prices as real estate collateralizing the Wells Fargo Term Loan is sold, subject to minimum remaining required amortization as of September 30, 2011 of $2.2 million in 2011 and $20.2 million in 2012. In addition to the resort projects previously pledged as collateral for the various notes payable to Wachovia, we pledged additional timeshare interests, resorts real estate and the residual interests in certain of our sold VOI notes receivable as collateral for the Wells Fargo Term Loan. As required by the terms of the Wells Fargo Term Loan, Wells Fargo received, as additional collateral, the residual interest in a term securitization transaction we completed in December 2010. The Wells Fargo Term Loan bears interest at the 30-day LIBOR plus 6.87% (7.11% as of September 30, 2011).

During 2010 and the nine months ended September 30, 2011, we repaid $5.6 million and $8.4 million, respectively, under this facility.

Textron AD&C Facility. In April 2008, Bluegreen Vacations Unlimited, Inc. (“BVU”), our wholly-owned subsidiary, entered into a $75.0 million, revolving master acquisition, development and construction facility loan agreement (the “Textron AD&C Facility”) with Textron Financial Corporation (“Textron”). The Textron AD&C Facility has historically been used to facilitate the borrowing of funds for resort acquisition and development activities. We have guaranteed all sub-loans under the master agreement. Interest on the Textron AD&C Facility is equal to the Prime Rate plus 1.25% — 1.50% and is due monthly. The advance period under the Textron AD&C Facility has expired.

On October 28, 2009, we entered into an amendment to the Textron AD&C Facility and a sub-loan under the facility used to fund the acquisition and development of our Odyssey Dells Resort (the “Odyssey Sub-Loan”). The amendment to the Odyssey Sub-Loan extended the final maturity of outstanding borrowings under the Odyssey Sub-Loan to December 31, 2011, and revised the periodic minimum required principal amortization. We pay Textron principal payments as we sell timeshare interests that collateralize the Odyssey Sub-Loan, subject to periodic minimum required principal amortization. As amended, our minimum required principal payments are $1.0 million per quarter through maturity. As of September 30, 2011, our outstanding borrowings under the Odyssey Sub-Loan totaled less than $0.1 million, which we paid in full in October 2011.

We also have a sub-loan under the Textron AD&C Facility which we used to acquire our Atlantic Palace Resort in Atlantic City, New Jersey (the “Atlantic Palace Sub-Loan”). The outstanding balance under the Atlantic Palace Sub-Loan was $4.2 million as of September 30, 2011. We pay Textron principal payments as we sell timeshare interests that collateralize the Atlantic Palace Sub-Loan, subject to periodic minimum required principal amortization. The final maturity of outstanding borrowings under the Atlantic Palace Sub-Loan is April 2013.

During 2010 and the nine months ended September 30, 2011, we repaid $3.5 million and $5.1 million, respectively, under this facility.

Commitments

Our material commitments as of September 30, 2011 included the required payments due on our receivable-backed debt, lines-of-credit and other notes payable, commitments to complete our projects based on our sales contracts with customers and commitments under non-cancelable operating leases.

The following table summarizes the contractual minimum principal and interest payments, net of unamortized discount, required on all of our outstanding debt (including our receivable-backed debt, lines-of-credit and other notes and debentures payable) and our non-cancelable operating leases by period date, as of September 30, 2011 (in thousands):

	Payments Due by Period
	Less than 1 year	1 — 3 Years	4 — 5 Years	After 5 Years	Total
Contractual Obligations
Receivable-backed notes payable (1)	$—	$53,639	$34,254	$409,151	$497,044
Lines-of-credit and notes payable (2)	65,652	23,662	12,570	2,097	103,981
Jr. subordinated debentures	—	—	—	110,827	110,827
Noncancelable operating leases	7,262	11,946	11,711	23,148	54,067

Total contractual obligations	72,914	89,247	58,535	545,223	765,919

Interest Obligations (3)
Receivable-backed notes payable	32,529	64,768	57,085	169,369	323,751
Lines-of-credit and notes payable	4,743	2,572	1,201	451	8,967
Jr. subordinated debentures	6,348	11,572	11,572	112,118	141,610

Total contractual interest	43,620	78,912	69,858	281,938	474,328

Total contractual obligations	$116,534	$168,159	$128,393	$827,161	$1,240,247

(1)	Legacy Securitization payments included in the receivable-backed notes payable after 5 years are presented net of a discount of $2.0 million.
(2)

Principal payments of $7.0 million and $18.7 million for the less than one year period and one-to-three year periods, respectively, relate to the H4BG Communities Facility. All of the assets that collateralize this facility are included in the assets contemplated to be sold under the Purchase and Sale Agreement relating to the proposed sale of substantially all of the assets which comprise Bluegreen Communities. Upon the sale of such assets, the debt will become due and payable. Additionally, approximately $0.2 million presented within payments after 5 years relates to other notes payable which will also become due and payable upon the sale of the assets of the Bluegreen Communities business.

(3)	Assumes that the scheduled minimum principal payments are made in accordance with the table above and the interest rate on variable rate debt remains the same as the rate at September 30, 2011.

We estimate that the cash required to satisfy our Bluegreen Resorts development obligations related to resort buildings and resort amenities was approximately $6.5 million as of September 30, 2011. We estimate that the cash required to satisfy our development obligations related to Bluegreen Communities projects was approximately $5.0 million as of September 30, 2011. These estimates assume that we are not obligated to develop any building, project or amenity in which a commitment has not been made pursuant to a sales contract with a customer or other obligations; however, we anticipate that we will incur such obligations in the future. We plan to fund these expenditures over the next three to ten years, primarily with cash generated from operations; however, we may not be able to generate the cash from operations necessary to complete these commitments and actual costs may exceed the amounts estimated.

We believe that our existing cash, anticipated cash generated from operations, anticipated future permitted borrowings under existing or proposed credit facilities and anticipated future sales of notes receivable under the purchase facilities and one or more replacement facilities we will seek to put in place will be sufficient to meet our anticipated working capital, capital expenditures and debt service requirements, including the contractual payment of the obligations set forth above, for the foreseeable future, subject to the successful implementation of ongoing strategic initiatives and the ongoing availability of credit. We will continue our efforts to renew, extend or replace any credit and receivables purchase facilities that have expired or that will expire in the near term. We may, in the future, also obtain additional credit facilities and may issue corporate debt or equity securities. Any debt incurred or issued by us may be secured or unsecured, bear interest at fixed or variable rates and may be subject to such terms as the lender may require. In addition, our efforts to renew or replace the credit facilities or receivables purchase facilities which have expired or which are scheduled to expire in the near term may not be successful, and sufficient funds may not be available from operations or under existing, proposed or future revolving credit or other borrowing arrangements or receivables purchase facilities to meet our cash needs, including our debt service obligations. To the extent we are not able to sell notes receivable or borrow under such facilities, our ability to satisfy our obligations would be materially adversely affected.

Our credit facilities, indentures, and other outstanding debt instruments and receivables purchase facilities include what we believe to be customary conditions to funding, eligibility requirements for collateral, cross-default and other acceleration provisions, certain financial and other affirmative and negative covenants, including, among others, limits on the incurrence of indebtedness, the repurchase of securities, payment of dividends, investments in joint ventures and other restricted payments, the incurrence of liens, and transactions with affiliates, as well as covenants concerning net worth, fixed charge coverage requirements, debt-to-equity ratios, portfolio performance requirements, cash balances and events of default or termination. In the future, we may be required to seek waivers of such covenants, and we may not be successful in obtaining waivers, and such covenants may limit our ability to raise funds, sell receivables, satisfy or refinance our obligations or otherwise adversely affect our operations. Further, certain of our outstanding debt includes covenants which prohibit our ability to pay cash dividends on our Common Stock and/or repurchase shares of our outstanding Common Stock. In addition, our future operating performance and ability to meet our financial obligations will be subject to future economic conditions and to financial, business and other factors, many of which may be beyond our control.

Off-balance-sheet Arrangements

As of September 30, 2011, we did not have any “off-balance sheet” arrangements.

LEGAL MATTERS

The legality of the securities to be issued in connection with the merger and certain U.S. federal income tax consequences related to the merger will be passed upon for BFC by Stearns Weaver Miller Weissler Alhadeff  & Sitterson, P.A., Miami, Florida.

EXPERTS

The audited financial statements of BFC Financial Corporation included in this joint proxy statement/prospectus and the effectiveness of BFC Financial Corporation’s internal control over financial reporting as of December 31, 2010, except as they relate to Bluegreen Corporation, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Such financial statements and management’s assessment of the effectiveness of internal control over financial reporting, except as they relate to Bluegreen Corporation, have been so included in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

The audited financial statements of Bluegreen Corporation included in the joint proxy statement, which is referred to and made a part of this joint proxy statement/prospectus and registration statement of BFC Financial Corporation, and the effectiveness of Bluegreen Corporation’s internal control over financial reporting as of December 31, 2010, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon and included herein. Such financial statements and management’s assessment of the effectiveness of internal control over financial reporting of Bluegreen Corporation, and the financial statements and management’s assessment of the effectiveness of internal control over financial reporting of BFC Financial Corporation, to the extent they relate to Bluegreen Corporation, have been included in reliance on such reports given on the authority of such firm as experts in accounting and auditing.

OTHER MATTERS

No business, other than as described in this joint proxy statement/prospectus, will be transacted at the BFC special meeting or the Bluegreen special meeting.

INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRMS

PricewaterhouseCoopers LLP served as BFC’s independent registered certified public accounting firm for each of the years ended December 31, 2009 and 2010. A representative of PricewaterhouseCoopers LLP is expected to be present at the BFC special meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions from shareholders of BFC.

Ernst & Young LLP served as Bluegreen’s independent registered public accounting firm for each of the years ended December 31, 2009 and 2010. A representative of Ernst & Young LLP is expected to be present at the Bluegreen special meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions from shareholders of Bluegreen.

HOUSEHOLDING OF PROXY MATERIAL

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for proxy statements with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies. Each of BFC and Bluegreen as well as some brokers household proxy materials, delivering a single proxy statement to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker, or BFC’s transfer agent, American Stock Transfer & Trust Company, LLC, or Bluegreen’s transfer agent, Computershare, as applicable, that they or the companies will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. However, BFC or Bluegreen, as applicable, will deliver promptly upon written or oral request a separate copy of this joint proxy statement/prospectus to a shareholder at a shared address to which a single joint proxy statement/prospectus was delivered. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement in the future, or if you are receiving multiple proxy statements and would like to request delivery of a single proxy statement in the future, please notify your broker if your shares are held in a brokerage account or comply with the following instructions if you hold registered shares. Holders of registered shares of BFC’s Class A Common Stock or Class B Common Stock should contact American Stock Transfer & Trust Company by calling by calling 800-937-5449 or by sending a written request to American Stock Transfer & Trust Company, 59 Maiden Lane — Plaza Level, New York, NY 10038, Attn: Marianela Patterson. Holders of registered shares of Bluegreen’s Common Stock should notify Computershare by sending a written request to Computershare, 300 Galleria Parkway, Suite 1020, Atlanta, GA, 30339, Attn: Cassandra Shedd.

ADVANCE NOTICE PROCEDURES

AND FUTURE SHAREHOLDER PROPOSALS

BFC’s Advance Notice Procedures. Under BFC’s Amended and Restated Bylaws, as currently in effect and proposed to be amended in connection with the merger, no business may be brought before an annual meeting of shareholders unless it is specified in the notice of the annual meeting of shareholders or is otherwise brought before the annual meeting of shareholders by or at the direction of BFC’s board of directors or by a shareholder entitled to vote who has delivered written notice to BFC’s Secretary (containing certain information specified in BFC’s Amended and Restated Bylaws about the shareholder and the proposed action) not less than 90 or more than 120 days prior to the first anniversary of the preceding year’s annual meeting of shareholders. However, if the date of BFC’s annual meeting of shareholders changes by more than 30 days from the date of the preceding year’s annual meeting of shareholders, written notice of the proposed business must be received by BFC within ten days after BFC first mails notice of or publicly discloses the date of the annual meeting of shareholders. For BFC’s 2012 annual meeting of shareholders, BFC must receive written notice of proposed business from a shareholder (i) between January 18 and February 17, 2012 or (ii) if the annual meeting is held prior to April 17 or after June 16, 2012, within ten days after BFC first mails notice of or publicly discloses the date of the annual meeting. In addition, any shareholder who wishes to submit a nomination to BFC’s board of directors must deliver written notice of the nomination within the applicable time period set forth above and comply with the information requirements in BFC’s Amended and Restated Bylaws relating to shareholder nominations. These requirements are separate from and in addition to the SEC’s requirements that a shareholder must meet in order to have a shareholder proposal included in the BFC’s proxy materials relating to BFC’s 2012 annual meeting of shareholders, as discussed below.

Shareholder Proposals for BFC’s Annual Shareholders Meetings. Shareholders of BFC interested in submitting a proposal for inclusion in BFC’s proxy materials for an annual shareholders meeting may do so by following the procedures relating to shareholder proposals set forth in the rules and regulations promulgated under the Exchange Act. To be eligible for inclusion in BFC’s proxy materials for its 2012 annual meeting of shareholders, such proposals must have been received by BFC’s Secretary at BFC’s main offices, 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309, by December 31, 2011 (or, if the meeting is held after June 16, 2012, such later date as BFC specifies in a report filed under the Exchange Act).

Shareholder Proposals for Bluegreen’s 2012 Annual Meeting of Shareholders. Proposals of Bluegreen’s shareholders intended to be presented at Bluegreen’s 2012 annual meeting of shareholders, in the event the merger is not consummated prior to the time of such annual meeting, must be received by Bluegreen not later than February 28, 2012 (or such other date as specified in a report filed by Bluegreen under the Exchange Act)

to be considered for inclusion in Bluegreen’s proxy materials relating to the annual meeting and on or before May 13, 2012 (or such other date as specified in a report filed by Bluegreen under the Exchange Act) for matters to be considered timely such that, pursuant to Rule 14a-4 under the Exchange Act, Bluegreen may not exercise its discretionary authority to vote on such matters at the annual meeting. Any such proposals should be sent to the attention of Anthony M. Puleo, Secretary, at Bluegreen Corporation, 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431. Other requirements for inclusion are set forth in the SEC’s rules and regulations promulgated under the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

BFC and Bluegreen file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that BFC and Bluegreen file with the SEC at the SEC’s public reference room at the following location:

Public Reference Room

100 F Street, N.E.

Room 1024

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the website maintained by the SEC at www.sec.gov.

Shareholders of BFC and Bluegreen can also contact the information agent for the merger,                     , for answers to their questions regarding the merger.

Shareholders of BFC call:

Shareholders of Bluegreen call:

BFC has supplied all information contained in this joint proxy statement/prospectus relating to BFC, and Bluegreen has supplied all information contained in this joint proxy statement/prospectus relating to Bluegreen.

BFC has filed a registration statement and made certain filings under the Securities Act with the SEC with respect to the merger and the shares of BFC’s Class A Common Stock to be issued to Bluegreen’s shareholders in the merger. This joint proxy statement/prospectus constitutes the prospectus of BFC filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted as provided by the rules and regulations of the SEC. You may inspect and copy the registration statement at the address of, or website maintained by, the SEC, in each case as set forth above.

You should rely only on the information contained in this joint proxy statement/prospectus. BFC and Bluegreen have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. You should assume that the information in this joint proxy statement/prospectus is accurate only as of the date of this joint proxy statement/prospectus. Neither the mailing of this joint proxy statement/prospectus to shareholders nor the issuance of shares of BFC’s Class A Common Stock in the merger creates any implication to the contrary.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

BFC FINANCIAL CORPORATION,

BXG FLORIDA, LLC

and

BLUEGREEN CORPORATION

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of the 11th day of November, 2011, by and among BFC FINANCIAL CORPORATION, a Florida corporation (“BFC”), BXG FLORIDA, LLC, a Florida limited liability company (“Merger Sub”), and BLUEGREEN CORPORATION, a Massachusetts corporation (“Bluegreen”).

W I T N E S S E T H:

WHEREAS, BFC has proposed a business combination with Bluegreen pursuant to which Bluegreen will merge with and into Merger Sub, with Merger Sub to be the surviving company in the merger (the “Merger”);

WHEREAS, the Board of Directors of Bluegreen has designated a special committee (the “Special Committee”) composed entirely of independent directors, as determined in accordance with the listing standards of the New York Stock Exchange to, among other things, review and evaluate the terms and conditions, and determine the advisability, of the Merger;

WHEREAS, the Special Committee has negotiated the terms and conditions of this Agreement on behalf of Bluegreen and has (i) determined that the Merger is advisable, fair to, and in the best interests of Bluegreen’s shareholders and (ii) recommended the approval and adoption of this Agreement by the Board of Directors of Bluegreen;

WHEREAS, based upon the recommendation of the Special Committee and its own independent review, the Board of Directors of Bluegreen has (i) determined that the Merger is advisable, fair to, and in the best interests of Bluegreen’s shareholders, (ii) approved and adopted this Agreement and declared its advisability, (iii) approved the Merger and the other transactions contemplated by this Agreement and (iv) recommended the approval and adoption of this Agreement by Bluegreen’s shareholders in accordance with this Agreement;

WHEREAS, the Board of Directors of BFC has determined that the Merger is consistent with and in furtherance of the long-term business strategy of BFC and fair to, and in the best interests of, BFC and its shareholders and has approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, the Board of Managers of Merger Sub has determined that the Merger is in the best interests of Merger Sub and its member, and has approved and adopted this Agreement, the Merger and the other transactions contemplated by this Agreement;

WHEREAS, it is intended that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”); and

WHEREAS, BFC, Merger Sub and Bluegreen desire to make certain representations, warranties, covenants and agreements in connection with the Merger and to also set forth certain conditions to the Merger;

Annex A-1

NOW, THEREFORE, for and in consideration of the premises and the mutual agreements, representations, warranties and covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and for the purpose of prescribing the terms and conditions of the Merger, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

When used in this Agreement, and in addition to the other terms defined herein, the following terms shall have the meanings specified:

“Acquisition Proposal” shall have the meaning set forth in Section 7.3(a).

“Affiliate” shall mean with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided, however, that for purposes of this Agreement (i) Bluegreen and its Subsidiaries shall not be treated as an Affiliate of BFC and (ii) BFC, BankAtlantic Bancorp, Inc. and Woodbridge Holdings, LLC, and each of their respective Subsidiaries, shall not be treated as Affiliates of Bluegreen.

“Agreement” means this Agreement and Plan of Merger as executed on the date hereof and as amended and supplemented in accordance with its terms, including, without limitation, all Schedules and Exhibits hereto.

“BFC” shall have the meaning set forth in the Preamble.

“BFC Capital Stock” shall have the meaning set forth in Section 4.2(a).

“BFC Class A Common Stock” shall mean the Class A Common Stock, par value $0.01 per share, of BFC.

“BFC Class B Common Stock” shall mean the Class B Common Stock, par value $0.01 per share, of BFC.

“BFC Common Stock” shall mean, collectively, the BFC Class A Common Stock and the BFC Class B Common Stock.

“BFC Financial Statements” shall mean the audited Consolidated Statements of Financial Condition, Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows of BFC, and the related notes thereto, for each of BFC’s fiscal years ended December 31, 2008, 2009 and 2010, and the unaudited Consolidated Statements of Financial Condition, Consolidated Statements of Operations, Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows of BFC, and the related notes thereto, for the six-month period ended June 30, 2011, as each of which is included in the BFC SEC Reports.

“BFC Leased Real Property” shall mean all real property leased by BFC (including, without limitation, all leasehold or subleasehold estates and other rights to use or occupy any land, buildings (including sales kiosks) and improvements thereon).

“BFC Material Contract” shall mean any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which BFC is a party or otherwise relating to or affecting any of their respective assets, properties or operations.

Annex A-2

“BFC Meeting” shall mean the annual or special meeting of BFC’s shareholders to be held for the purpose of voting upon the transactions contemplated hereby (including the Reverse Split, and to the extent necessary, an amendment to the Articles of Incorporation of BFC to increase the number of authorized shares of the BFC Class A Common Stock) and for no other purpose without the prior written consent of Bluegreen; provided, however, that in the event the BFC Meeting is the annual meeting of BFC’s shareholders, then the election of directors to the Board of Directors of BFC and such other matters as set forth in a shareholder proposal submitted pursuant to applicable SEC rules and regulations and required thereunder to be presented at the BFC Meeting to a vote of BFC’s shareholders may be acted upon at the BFC Meeting without the prior written consent of Bluegreen.

“BFC Options” shall mean all options or warrants granted by BFC to purchase shares of BFC Class A Common Stock or BFC Class B Common Stock which are outstanding and unexercised immediately prior to the Effective Time.

“BFC Option Plans” shall mean (i) the BFC Financial Corporation Stock Option Plan and (ii) the BFC Financial Corporation 2005 Stock Incentive Plan, as amended.

“BFC Owned Real Property” shall mean all real property owned by BFC (including, without limitation, all land, interests in buildings, structures, improvements and fixtures located thereon and all easements and other rights and interests appurtenant thereto owned by BFC).

“BFC Plans” shall mean all employee benefit plans and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plans, programs or arrangements, and all employment, termination, severance or other contracts or agreements, whether legally enforceable or not, to which BFC is a party, with respect to which BFC has any obligation or which are maintained, contributed to or sponsored by BFC for the benefit of any current or former employee, officer or director of BFC.

“BFC Rights Agreement” shall mean the Rights Agreement, dated as of September 21, 2009, by and between BFC and American Stock Transfer & Trust Company, LLC, as Rights Agent.

“BFC SEC Reports” shall have the meaning set forth in Section 4.5(a).

“BFC Stock Certificate(s)” shall have the meaning set forth in Section 3.2(a).

“Bluegreen” shall have the meaning set forth in the Preamble.

“Bluegreen Common Stock” shall mean the Common Stock, par value $0.01 per share, of Bluegreen.

“Bluegreen Financial Statements” shall mean the audited Consolidated Balance Sheets, Consolidated Statements of Operations, Consolidated Statements of Shareholders’ Equity and Consolidated Statements of Cash Flows of Bluegreen, and the related notes thereto, for each of Bluegreen’s fiscal years ended December 31, 2008, 2009 and 2010, and the unaudited Condensed Consolidated Balance Sheets, Condensed Consolidated Statements of Operations and Condensed Consolidated Statements of Cash Flows of Bluegreen, and the related notes thereto, for the six-month period ended June 30, 2011, as each of which is included in the Bluegreen SEC Reports.

“Bluegreen Material Contract” shall mean any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Bluegreen or any of its Subsidiaries is a party or otherwise relating to or affecting any of their respective assets, properties or operations as well as any contract, agreement or other arrangement pursuant to which Bluegreen or any of its Subsidiaries has incurred indebtedness in an amount equal to or exceeding $25 million.

Annex A-3

“Bluegreen Meeting” shall mean the annual or special meeting of Bluegreen’s shareholders to be held for the purpose of voting upon the transactions contemplated hereby and for no other purpose without the prior written consent of BFC; provided, however, that in the event the Bluegreen Meeting is the annual meeting of Bluegreen’s shareholders, then the election of directors to the Board of Directors of Bluegreen and such other matters as set forth in a shareholder proposal submitted pursuant to applicable SEC rules and regulations and required thereunder to be presented at the Bluegreen Meeting to a vote of Bluegreen’s shareholders may be acted upon at the Bluegreen Meeting without the prior written consent of BFC.

“Bluegreen Options” shall mean all options or warrants granted by Bluegreen to purchase shares of Bluegreen Common Stock which are outstanding and unexercised immediately prior to the Effective Time.

“Bluegreen Option Plans” shall mean (i) the Bluegreen Corporation 1995 Stock Incentive Plan, as amended, (ii) the Bluegreen Corporation 1998 Non-Employee Director Stock Option Plan, (iii) the Bluegreen Corporation 2005 Stock Incentive Plan and (iv) the Bluegreen Corporation 2008 Stock Incentive Plan, in each case as amended to date.

“Bluegreen Rights Agreement” shall mean the Rights Agreement, dated as of July 27, 2006, between Bluegreen and Mellon Investor Services LLC, as Rights Agent, as amended by (i) the Amendment to Rights Agreement, dated as of October 16, 2006, (ii) the Second Amendment to Rights Agreement, dated as of May 21, 2008, (iii) the Third Amendment to Rights Agreement, dated as of October 15, 2007, and (iv) the Fourth Amendment to Rights Agreement, dated as of July 17, 2008.

“Bluegreen SEC Reports” shall have the meaning set forth in Section 5.5(a).

“Bluegreen Stock Certificate(s)” shall have the meaning set forth in Section 3.2(a).

“Business Day” means any day on which banks are not required or authorized by Law or executive order to close in the city of Fort Lauderdale, Florida, USA.

“Claim” shall have the meaning set forth in Section 7.7.

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“Code” shall have the meaning set forth in the Recitals.

“Controlled Group” shall mean a controlled group of organizations (within the meaning of Sections 414(b), (c), (m) or (o) of the Code).

“Dissenting Shares” shall have the meaning set forth in Section 3.5.

“Effective Time” shall have the meaning set forth in Section 2.2.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, together with the rules and regulations promulgated thereunder.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Exchange Agent” shall have the meaning set forth in Section 3.2(a).

Annex A-4

“Exchange Fund” shall have the meaning set forth in Section 3.2(a).

“Exchange Ratio” shall have the meaning set forth in Section 3.1(c).

“FBCA” shall mean the Florida Business Corporation Act.

“Florida Certificate of Merger” shall mean the certificate of merger with respect to the Merger to be filed with the Florida Department of State.

“GAAP” shall mean United States generally accepted accounting principles, consistently applied during the periods presented in accordance with past practices.

“Governmental Entity” shall mean any federal, state, local or foreign court, tribunal, arbitral body, administrative agency or commission or other governmental or regulatory authority or administrative agency or commission.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indemnified Liabilities” shall have the meaning set forth in Section 7.7.

“Indemnified Parties” shall have the meaning set forth in Section 7.7.

“Joint Proxy Statement/Prospectus” shall have the meaning set forth in Section 4.16.

“Law” shall mean any federal, state or local governmental law, rule, regulation or requirement, including, without limitation, any rules, regulations and Orders promulgated thereunder and any Orders, decrees, consents or judgments of any Governmental Entity and courts having the force of law.

“Letter of Transmittal” shall have the meaning set forth in Section 3.2(b).

“Lien” shall mean any lien, charge, pledge, security interest, mortgage, claim, encumbrance, option, right of first refusal and other proscription, restriction, condition, covenant or similar right whether imposed by law, by contract or otherwise.

“Listing Application” shall have the meaning set forth in Section 7.14.

“Massachusetts Articles of Merger” shall mean the articles of merger with respect to the Merger to be filed with the Secretary of State of the Commonwealth of Massachusetts.

“Material Adverse Effect” shall mean any effect, change, event, state of fact, development, circumstance or condition (including, without limitation, changes in banking, thrift or similar laws, rules or regulations) which when considered individually or in the aggregate with all other effects, changes, events, state of facts, developments, circumstances or conditions has materially and adversely affected or could reasonably be expected to materially and adversely affect the results of operations, financial condition, assets, liabilities, or business of BFC or Bluegreen, as the case may be, in each case including its respective Subsidiaries together with it taken as a whole, including, without limitation, the ability of the parties to consummate the Merger and/or any of the other transactions contemplated hereby; provided, however, that a “Material Adverse Effect” shall not be deemed to include any changes resulting from (i) investigations by Governmental Entities, litigation and other legal proceedings existing on the date hereof and involving BFC or Bluegreen, as the case may be, (ii) general economic or political conditions, (iii) circumstances that affect the industries in which BFC or Bluegreen, as the case may be, operate or in which they hold material investments, (iv) force majeure events, acts of terrorism or

Annex A-5

acts of war or (v) the sale by BankAtlantic Bancorp, Inc. to BB&T Corporation of all of the capital stock of BankAtlantic not being consummated on the terms contemplated by the Stock Purchase Agreement between BankAtlantic Bancorp, Inc. and BB&T Corporation, or at all;; provided, further, that, notwithstanding the foregoing, the changes or events described in clauses (ii), (iii) and (iv) above shall be regarded in determining whether a Material Adverse Effect has occurred if the effects of such changes or events disproportionately impact or uniquely relate to BFC or Bluegreen, as the case may be.

“MBCA” shall mean the Massachusetts Business Corporation Act.

“Merger Consideration” shall have the meaning set forth in Section 3.2(c).

“Merger Sub” shall have the meaning set forth in the Preamble.

“Merger” shall have the meaning set forth in the Recitals.

“Order” shall mean any judgment, ruling, order, writ, injunction, decree, consent decree, statute, rule or regulation.

“OSHA” shall mean the Occupational Safety and Health Act of 1970, as amended, and together with the rules and regulations promulgated thereunder.

“PBGC” shall mean the Pension Benefit Guaranty Corporation.

“Permits” shall mean all permits, licenses, variances, registrations, certificates of authority, Orders and approvals of Governmental Entities.

“Permitted Liens” shall mean (i) statutory Liens imposed by Law for Taxes that are not yet due and payable, or are being contested in good faith by proper proceedings and which have been adequately reserved for in accordance with GAAP on the Bluegreen Financial Statements or BFC Financial Statements, as applicable; (ii) Liens which are purchase money Liens arising in the ordinary course of business for amounts which are not in default; (iii) carriers’, warehousemen’s, mechanics, landlords’, materialmen’s, repairmen’s or other substantially similar Liens arising under Law for amounts not yet due and payable; (iv) easements, rights-of-way and other similar instruments whether or not recorded in the public land records or filed in other public records and which do not, individually or in the aggregate, interfere with the use or marketability of the relevant asset; (v) zoning, subdivision and other applicable Laws; and (vi) amendments, extensions, renewals or replacements of any Lien referred to in clauses (i) through (v) above, to the extent that the scope, duration and effect of the Lien so amended, extended, renewed or replaced remains the same in all material respects.

“Person” shall mean a natural person, corporation, limited liability company, association, joint stock company, trust, partnership, governmental entity, agency or branch or department thereof, or any other legal entity.

“Plan” shall mean, with respect to any Person, any employee benefit plan (within the meaning of Section 3(3) of ERISA), stock purchase plan, stock option plan, fringe benefit plan, bonus plan and any other deferred compensation agreement or plan or funding arrangement sponsored, maintained or to which contributions are made by (i) such Person or any of its Subsidiaries or (ii) any other organization which is a member of a Controlled Group of which such Person or any of its Subsidiaries is a member or with respect to which such Person or any of its Subsidiaries or any member of the Controlled Group of which such Person or any of its Subsidiaries has any liability or potential liability.

“Registration Statement” shall have the meaning set forth in Section 4.16.

Annex A-6

“Reverse Split” shall have the meaning set forth in Section 7.13.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Special Committee” shall have the meaning set forth in the Recitals.

“Subsidiary” or “Subsidiaries” of any Person shall mean any corporation, limited liability company, partnership, joint venture or other legal entity of which such Person, directly or indirectly (either alone or through or together with any other Subsidiary of such Person) owns more than fifty percent (50%) of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors, other governing body or manager of such corporation, limited liability company, partnership, joint venture or other legal entity; provided, however, that for purposes of this Agreement, neither Bluegreen nor BankAtlantic Bancorp, Inc., nor any of their respective subsidiaries, shall be treated as a Subsidiary of BFC.

“Superior Proposal” shall have the meaning set forth in Section 7.3(b).

“Surviving Company” shall have the meaning set forth in Section 2.1.

“Tax” or “Taxes” shall mean any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including, without limitation, taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges.

“Third Party” shall have the meaning set forth in Section 7.3(b).

ARTICLE II

THE MERGER

2.1 Merger. At the Effective Time, Bluegreen shall be merged with and into Merger Sub, and Merger Sub will be the surviving company of the Merger (the “Surviving Company”), in accordance with the terms, conditions and provisions of this Agreement, the Florida Certificate of Merger and the Massachusetts Articles of Merger.

2.2 Consummation of the Merger; Effective Time. The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., 150 West Flagler Street, Miami, Florida 33130, at such time as shall be fixed by mutual agreement of BFC and Bluegreen as promptly as practicable after the satisfaction or waiver of all of the conditions set forth in this Agreement (the date of Closing is hereinafter sometimes referred to as the “Closing Date”). On or prior to the day before the Closing Date, each of Bluegreen and Merger Sub will execute the Florida Certificate of Merger and the Massachusetts Articles of Merger and deliver them to Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. for filing with the Florida Department of State and the Secretary of State of the Commonwealth of Massachusetts, respectively. Subject to the satisfaction or waiver of all conditions precedent to the consummation of the transactions contemplated by this Agreement, the parties shall cause the Merger to become effective on the date of the Closing by (i) causing the filing, in accordance with all applicable regulations, of the Florida Certificate of Merger and the Massachusetts Articles of Merger as set forth in the

Annex A-7

preceding sentence and (ii) causing all other documents which must be recorded or filed as a result of the Merger to be recorded or filed. The Florida Certificate of Merger and the Massachusetts Articles of Merger shall provide that the Merger shall be effective as of 5:00 p.m. on the Closing Date (the date and time of such effectiveness being referred to herein as the “Effective Time”). The Closing shall be deemed to occur simultaneously with the Effective Time.

2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the Florida Certificate of Merger and the FBCA and the Massachusetts Articles of Merger and the MBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of Bluegreen and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of Bluegreen and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

2.4 Articles of Organization and Operating Agreement. The Articles of Organization of Merger Sub as in effect immediately prior to the Effective Time shall be the Articles of Organization of the Surviving Company, and the Operating Agreement of Merger Sub as in effect immediately prior to the Effective Time shall be the Operating Agreement of the Surviving Company, in each case subject to any change to such Articles of Organization (including a change to Merger Sub’s name) as may be set forth in the Florida Certificate of Merger, and any subsequent amendment in accordance with applicable law.

2.5 Board of Managers. As of the Effective Time, the Board of Managers of the Surviving Company will consist of the individuals serving on the Board of Managers of Merger Sub immediately prior to the Effective Time.

2.6 Officers. As of the Effective Time, the officers of Bluegreen immediately prior to the Effective Time shall constitute the officers of the Surviving Company until such time as their respective successors have been duly appointed and qualified.

2.7 Additional Actions. If, at any time after the Effective Time, BFC or the Surviving Company shall consider or be advised that, consistent with the terms of this Agreement, any further assignments or assurances in Law or any other acts are necessary or desirable (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Company, title to and possession of any property or right of either Bluegreen or Merger Sub acquired or to be acquired by reason of, or as a result of, the Merger, or (b) to otherwise carry out the purposes of this Agreement, then, subject to the terms and conditions of this Agreement, each of Bluegreen and its officers and directors and Merger Sub and its officers and managers shall be deemed to have granted to the Surviving Company an irrevocable power of attorney to execute and deliver all such deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such property or rights in the Surviving Company and otherwise to carry out the purposes of this Agreement; and the officers and managers of the Surviving Company are fully authorized in the name of both Bluegreen and Merger Sub to take any and all such actions.

ARTICLE III

CONVERSION OF SHARES; CONSIDERATION

3.1 Merger Consideration. At the Effective Time, by virtue of the Merger and without any action on the part of BFC, Merger Sub, Bluegreen or the holders of any of their respective securities:

(a) 100% of the membership interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unchanged following the Effective Time and constitute 100% of the membership interests in the Surviving Company.

Annex A-8

(b) Each share of Bluegreen Common Stock owned by BFC, Merger Sub or Bluegreen (in each case other than in a fiduciary capacity or as a result of debts previously contracted), immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no stock of BFC, cash or other consideration shall be delivered in exchange therefor.

(c) Subject to the other provisions of this Section 3.1, each share of Bluegreen Common Stock that is issued and outstanding immediately prior to the Effective Time (excluding any shares of Bluegreen Common Stock canceled pursuant to Section 3.1(b) and excluding Dissenting Shares) shall by virtue of the Merger and without any action on the part of the holder thereof become and be converted into the right to receive eight (8) shares of BFC Class A Common Stock (such ratio of shares of BFC Class A Common Stock to shares of Bluegreen Common Stock, as the same may be adjusted pursuant to Section 3.1(e) and any other applicable terms hereof, being referred to as the “Exchange Ratio”). Fractional shares of BFC Class A Common Stock will not be issued in connection with the Merger. Rather, the aggregate number of shares of BFC Class A Common Stock to which a holder of Bluegreen Common Stock shall be entitled to receive as a result of the Merger will be rounded up to the next largest whole number. In furtherance of the foregoing, if more than one Bluegreen Stock Certificate shall be surrendered for the account of the same holder, the number of shares of BFC Class A Common Stock to be issued to such holder in exchange for the Bluegreen Stock Certificates which have been surrendered shall be computed on the basis of the aggregate number of shares represented by all of the Bluegreen Stock Certificates surrendered for the account of such holder.

(d) At the Effective Time, holders of Bluegreen Common Stock shall cease to be, and shall have no rights as, shareholders of Bluegreen, and Bluegreen Stock Certificates shall thereafter represent only the right to receive the consideration provided under this Article III.

(e) In connection with the Reverse Split, any other action effected between the date of this Agreement and the Effective Time pursuant to which the outstanding shares of BFC Class A Common Stock or Bluegreen Common Stock is changed into a different number of shares (including by reason of a reorganization, reclassification, recapitalization, division, combination or exchange of shares), and any dividend or other distribution payable in stock or other securities declared with regard to the BFC Class A Common Stock or Bluegreen Common Stock with a record date between the date of this Agreement and the Effective Time, the Merger Consideration shall automatically be adjusted to provide the holders of Bluegreen Common Stock the same economic effect as that contemplated by this Agreement if the Reverse Split, reorganization, reclassification, recapitalization, division, combination, exchange, dividend or other distribution had not taken place.

3.2 Exchange of Certificates.

(a) At or prior to the Effective Time, BFC shall deposit, or shall cause to be deposited, with American Stock Transfer and Trust Company, or such other bank or trust company designated by BFC and who is reasonably satisfactory to Bluegreen (the “Exchange Agent”) for the benefit of the holders of certificates representing the shares of Bluegreen Common Stock (“Bluegreen Stock Certificates”) for exchange in accordance with this Article III through the Exchange Agent, certificates representing the shares of BFC Class A Common Stock (“BFC Stock Certificates”) issuable pursuant to Section 3.1(c) above (such BFC Stock Certificates, together with any dividends or distributions with respect thereto (without any interest thereon), being hereinafter referred to as the “Exchange Fund”) to be exchanged pursuant to this Article III for outstanding Bluegreen Stock Certificates. The Exchange Fund shall not be used for any other purpose.

(b) Promptly, but in any event no later than three (3) Business Days after the Effective Time, BFC will instruct the Exchange Agent to mail to each holder of record of Bluegreen Common Stock who has not previously surrendered his, her or its Bluegreen Stock Certificates (other than holders of any shares of Bluegreen Common Stock cancelled pursuant to Section 3.1(b) or holders of Dissenting Shares) (i) a letter of transmittal reasonably acceptable to Bluegreen (which shall specify that delivery shall be effected, and risk of loss and title

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to such holder’s Bluegreen Stock Certificates shall pass, only upon proper delivery of the Bluegreen Stock Certificates to the Exchange Agent and shall be in such form and have such other provisions as to which BFC and Bluegreen may agree); and (ii) instructions reasonably acceptable to Bluegreen for use in effecting the surrender of the Bluegreen Stock Certificates in exchange for BFC Stock Certificates in accordance with this Article III (collectively, the “Letter of Transmittal”).

(c) From and after the Effective Time and upon the surrender of a Bluegreen Stock Certificate for cancellation (or affidavits and indemnification regarding the loss or destruction of such certificates reasonably acceptable to BFC and the Exchange Agent) to the Exchange Agent together with the Letter of Transmittal, duly executed, and such other customary documents as may be required pursuant thereto, the holder of such Bluegreen Stock Certificate shall be entitled to receive in exchange therefor, and the Exchange Agent shall deliver in accordance with the Letter of Transmittal, BFC Stock Certificates representing that number of whole shares of BFC Class A Common Stock which such holder has the right to receive in respect of the shares of Bluegreen Common Stock formerly evidenced by such Bluegreen Stock Certificate in accordance with Section 3.1 (the “Merger Consideration”), and the Bluegreen Stock Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of shares of Bluegreen Common Stock which is not registered in the transfer records of Bluegreen, a certificate evidencing the proper number of shares of BFC Class A Common Stock may be issued in accordance with this Article III to a transferee if the Bluegreen Stock Certificate evidencing such shares is presented to the Exchange Agent, accompanied by all documents reasonably required to evidence and effect such transfer and by evidence reasonably acceptable to BFC and the Exchange Agent that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 3.2, each Bluegreen Stock Certificate (other than those representing shares of Bluegreen Common Stock cancelled pursuant to Section 3.1(b) or Dissenting Shares) shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration and any dividends or other distributions declared or paid thereon after the Effective Time.

(d) All shares of BFC Class A Common Stock issued upon the surrender for exchange of Bluegreen Stock Certificates in accordance with the terms of this Article III shall be deemed to have been issued and paid, respectively, in full satisfaction of all rights pertaining to the shares of Bluegreen Common Stock theretofore represented by such Bluegreen Stock Certificates.

(e) Any portion of the Exchange Fund which remains undistributed to the holders of the Bluegreen Stock Certificates upon the date that is nine (9) months after the Effective Time shall be delivered by the Exchange Agent to BFC, and any holders of Bluegreen Stock Certificates (other than holders of shares of Bluegreen Common Stock cancelled pursuant to Section 3.1(b) and holders of Dissenting Shares) who have not theretofore complied with this Article III shall thereafter look only to BFC for the Merger Consideration.

(f) None of BFC, Bluegreen, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any shares of BFC Class A Common Stock delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Bluegreen Stock Certificate shall not have been surrendered prior to the date that is seven (7) years after the Effective Time (or immediately prior to such earlier date on which any Merger Consideration would otherwise escheat to, or become the property of, any Governmental Entity), any such Merger Consideration shall, to the extent permitted by applicable Law, become the property of BFC, free and clear of all claims or interest of any person previously entitled thereto.

(g) If any Bluegreen Stock Certificate shall have been lost, stolen or destroyed, upon the making of a customary affidavit of that fact by the Person claiming such Bluegreen Stock Certificate to be lost, stolen or destroyed and, if requested by BFC, the posting by such Person of a bond in such reasonable amount as BFC may direct as indemnity against any claim that may be made with respect to such Bluegreen Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Bluegreen Stock Certificate the Merger Consideration pursuant to this Article III.

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3.3 Stock Transfer Books. After the Effective Time, there shall be no further registration of transfers on the stock transfer books of Bluegreen or the Surviving Company of the shares of Bluegreen Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Bluegreen Stock Certificates are presented to the Surviving Company or the Exchange Agent for any reason, they shall be canceled and, subject to the provisions of this Article III, exchanged for the Merger Consideration as provided in this Article III, except as otherwise required by Law.

3.4 Bluegreen Options and Restricted Stock.

(a) At the Effective Time, the Bluegreen Option Plans shall be assumed by BFC, and each Bluegreen Option that is outstanding and unexercised immediately prior to the Effective Time shall be assumed by BFC and converted into an option to purchase shares of BFC Class A Common Stock in such number and at such exercise price as provided below and otherwise having the same terms and conditions as in effect immediately prior to the Effective Time (except to the extent that such terms, conditions and restrictions may be altered in accordance with their terms, or the terms of the applicable Bluegreen Option Plan as a result of the Merger, and except that all references to Bluegreen in each such Bluegreen Option shall be deemed to refer to BFC). All restricted stock awards issued under the Bluegreen Option Plans outstanding at the Effective Time shall be converted into the right to receive restricted stock awards in the form of shares of BFC Class A Common Stock, to be adjusted as provided in Section 3.4(b).

(b) The number of shares of BFC Class A Common Stock to be subject to each assumed Bluegreen Option and restricted stock award shall be adjusted to equal the product of (i) the number of shares of Bluegreen Common Stock subject to the original Bluegreen Option or restricted stock award, as the case may be, immediately prior to the Effective Time and (ii) the Exchange Ratio. In addition, with respect to each assumed Bluegreen Option, the exercise price shall be adjusted to equal (i) the exercise price in effect immediately prior to the Effective Time divided by (ii) the Exchange Ratio.

(c) In effecting such assumption and conversion, the aggregate number of shares of BFC Class A Common Stock to be subject to each assumed Bluegreen Option or restricted stock award will be rounded up, if necessary, to the next largest whole share, and the aggregate exercise price of each assumed Bluegreen Option shall be rounded down, if necessary, to the nearest whole cent.

(d) The adjustments provided herein with respect to any assumed Bluegreen Options that are “incentive stock options” (as defined in Section 422 of the Code) shall be effected in a manner consistent with the requirements of Section 424(a) of the Code.

(e) As soon as practicable after the Effective Time, but in no event later than thirty (30) days after the Effective Time, BFC shall file a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of BFC Class A Common Stock purchasable upon exercise of the assumed Bluegreen Options and underlying the assumed Bluegreen restricted stock awards, and BFC will use its reasonable efforts to maintain the effectiveness of such registration statement (and the current status of the prospectus or prospectuses contained therein) for so long as any such assumed Bluegreen Options or restricted stock awards remain outstanding under the applicable Bluegreen Option Plan assumed by BFC.

3.5 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary and unless otherwise provided by applicable Law, each share of Bluegreen Common Stock which is issued and outstanding immediately prior to the Effective Time and which is owned by a shareholder who, pursuant to Sections 13.01-13.31 of the MBCA, duly and validly exercises and perfects his, her or its appraisal rights with respect to his, her or its shares of Bluegreen Common Stock (the “Dissenting Shares”), shall not be converted into the right to receive, or be exchangeable for, the Merger Consideration, but, instead, the holder thereof, with respect to such Dissenting Shares, shall be entitled to payment in cash from the Surviving Company of the appraised value of the Dissenting Shares in accordance with the provisions of Sections 13.01-13.31 of the MBCA. If any such holder shall have failed to duly

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and validly exercise or perfect or shall have effectively withdrawn or lost such appraisal rights, each share of Bluegreen Common Stock of such holder as to which appraisal rights were not duly and validly exercised or perfected, or were effectively withdrawn or lost, shall not be deemed a Dissenting Share and shall automatically be converted into and shall thereafter be exchangeable only for the right to receive the Merger Consideration as provided in this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BFC AND MERGER SUB

BFC and Merger Sub jointly and severally represent and warrant to Bluegreen as follows:

4.1 Organization; Good Standing; Power. BFC is a corporation duly organized and validly existing under the laws of the State of Florida, and its status is active. Merger Sub is a limited liability company duly organized and validly existing under the laws of the State of Florida, and its status is active. Each of BFC and Merger Sub has all necessary corporate or limited liability company, as the case may be, power and authority to execute and deliver this Agreement and, except as contemplated in this Agreement, to consummate the Merger and the other transactions contemplated hereby, to own its properties and assets and to carry on its business as now conducted. BFC has heretofore made available to Bluegreen a complete and correct copy of its Articles of Incorporation and Bylaws, each as amended to the date hereof. Each of BFC and Merger Sub is duly licensed or qualified to conduct business and is in good standing in each jurisdiction in which the nature of its businesses requires such qualification or license, except where the failure to be duly qualified could not reasonably be expected to have a Material Adverse Effect on BFC.

4.2 Capitalization.

(a) BFC’s authorized capital stock consists solely of 150,000,000 shares of BFC Class A Common Stock, 20,000,000 shares of BFC Class B Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (collectively, the “BFC Capital Stock”). As of the date hereof, 70,274,972 shares of BFC Class A Common Stock, 6,859,751 shares of BFC Class B Common Stock and 15,000 shares of preferred stock designated as 5% Cumulative Preferred Stock are issued and outstanding. No shares of preferred stock, including shares designated as Series A Junior Participating Preferred Stock, are issued or outstanding as of the date hereof. As of the date hereof, 4,050,971 shares of BFC Class A Common Stock (including 1,580,275 shares reserved for issuance upon exercise of outstanding BFC Options) and 717,583 shares of BFC Class B Common Stock (all of which shares are reserved for issuance upon exercise of outstanding BFC Options) are reserved for issuance under the BFC Option Plans, 6,859,751 shares of BFC Class A Common Stock are reserved for issuance upon conversion of shares of BFC Class B Common Stock, and no shares of BFC Capital Stock are held in treasury.

(b) 100% of the issued and outstanding membership interests in Merger Sub are owned by Woodbridge Holdings, LLC, the sole member of Merger Sub and a direct wholly-owned subsidiary of BFC.

(c) All of the issued and outstanding shares of BFC Capital Stock are duly and validly authorized and issued, fully paid and nonassessable. None of the outstanding shares of BFC Capital Stock have been issued in violation of any statutory preemptive rights. Shares of BFC Class A Common Stock and BFC Class B Common Stock represent the only securities of BFC with the right to vote on the Merger and the other transactions contemplated hereby or for the election of directors of BFC. Except for BFC Options outstanding on the date hereof to acquire not more than 1,580,275 shares of BFC Class A Common Stock and 717,583 shares of BFC Class B Common Stock and except as contemplated by the BFC Rights Agreement, there are no outstanding or existing BFC Options or other agreements, commitments or obligations relating to the issuance of additional shares of any class of capital stock or other equity securities of BFC; provided, however that, subject to certain limited exceptions, shares of BFC Class B Common Stock are convertible on a share-for-share basis into shares of BFC Class A Common Stock at any time in the holder’s discretion.

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(d) All outstanding BFC Options were granted under the BFC Option Plans. None of the BFC Options was issued in violation of applicable Law or the terms of the applicable BFC Option Plan. Other than BFC’s current share repurchase program, as described in the BFC SEC Reports, BFC is not a party to or bound by any contract, agreement or arrangement to sell or otherwise dispose of or redeem, purchase or otherwise acquire any of its capital stock. There are no agreements or understandings with respect to the voting of any shares of BFC Capital Stock or which restrict the transfer of such shares to which BFC is a party, nor, except as set forth on Schedule 4.2(d), does BFC have knowledge of any such agreements or understandings to which BFC is not a party. Except as set forth on Schedule 4.2(d), since June 30, 2011, BFC has not (i) issued any shares of BFC Capital Stock (or securities exercisable for or convertible into BFC Capital Stock) other than upon the valid exercise of BFC Options previously granted under the BFC Option Plans or the valid conversion of shares of BFC Class B Common Stock to BFC Class A Common Stock or (ii) granted any options or restricted stock awards under the BFC Option Plans. True and complete copies of the BFC Option Plans have been made available to Bluegreen and there is no agreement to amend, modify or supplement the BFC Option Plans from the form made available to Bluegreen; provided, however that it is expected that, at the time the Reverse Split is effected, the number of shares of BFC Class A Common Stock and BFC Class B Common Stock subject to the BFC Option Plans will be adjusted ratably in accordance with the Reverse Split conversion ratio.

(e) The shares of BFC Class A Common Stock to be issued pursuant to the Merger (including shares of BFC Class A Common Stock purchasable upon exercise of the assumed Bluegreen Options, assuming the exercise and payment in full of any exercise price in accordance with the terms of such Bluegreen Options, as adjusted hereby) will, when issued: (i) be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by the FBCA, BFC’s Articles of Incorporation or Bylaws, or any agreement to which BFC is a party or is bound; (ii) be registered under the Securities Act and the Exchange Act, and registered or exempt from registration under applicable state, local and other applicable securities laws; and (iii) assuming approval of the Listing Application (which is a condition precedent to the parties respective obligations to consummate and effect the Merger), be either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

4.3 Authorization; No Violation. Except to the extent described herein, the execution and delivery of this Agreement by BFC and Merger Sub and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of BFC and all necessary limited liability company action on the part of Merger Sub, and no other corporate or limited liability company action on the part of BFC or Merger Sub, respectively, is necessary (other than the filing of the Florida Certificate of Merger pursuant to the FBCA, the filing of the Massachusetts Articles of Merger pursuant to the MBCA and the approval by BFC’s shareholders of the transactions contemplated hereby), and, subject to the terms and conditions of this Agreement and assuming due and valid authorization, execution and delivery hereof by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of BFC and Merger Sub, enforceable against each of them in accordance with its terms, except as limited by (x) bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance laws and other similar laws affecting creditors’ rights generally, and (y) general principles of equity, regardless of whether asserted in a proceeding in equity or at law. Neither the execution, delivery or performance of this Agreement by BFC or Merger Sub, nor the consummation of the transactions contemplated hereby, nor the compliance by BFC and Merger Sub with any of the provisions of this Agreement, will: (a) violate, conflict with, or result in a breach of any of the provisions of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration, or the creation of any Lien upon any of the properties or assets of BFC or any Subsidiary of BFC under any of the terms, conditions or provisions of (i) the Articles of Incorporation or Bylaws (or analogous organizational documents) of BFC or any of its Subsidiaries or (ii) any BFC Material Contract; (b) violate any Law or any Order applicable to BFC or any of its Subsidiaries or any of their respective properties or assets; or (c) require any filing, declaration or registration by BFC or any Subsidiary of BFC, or Merger Sub, with, or permission, determination, waiver, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Securities Act or the Exchange Act (including, without limitation, the

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filing of (A) the Registration Statement and the Joint Proxy Statement/Prospectus and (B) such reports under Section 13(a) or 15(d) of the Exchange Act with the SEC as may be required in connection with this Agreement and the transactions contemplated hereby), (ii) any filings as may be required under the FBCA and the MBCA in connection with the Merger, including, without limitation, the Florida Certificate of Merger and the Massachusetts Articles of Merger, (iii) any filings as may be required by the HSR Act, (iv) any filing of a listing application \ with a national securities exchange (or an inter-dealer quotation system of a registered national securities association) with respect to the BFC Class A Common Stock, and (v) such filings and approvals as may be required by any applicable state securities, blue sky or takeover Laws), except in the case of clauses (a)(ii), (b) or (c), where such violation, conflict, breach, default, termination, acceleration, Lien, security interest, charge, encumbrance or failure to make such filings or applications could not reasonably be expected to have a Material Adverse Effect on BFC.

4.4 Subsidiaries. Set forth on Schedule 4.4 is a list of each Subsidiary of BFC, including its name and jurisdiction of organization. Except as set forth on Schedule 4.4, BFC is the beneficial owner directly or indirectly of 100% of the outstanding equity interests in each of its Subsidiaries, and all of the shares of capital stock or other equity interests of BFC’s Subsidiaries are beneficially owned, directly or indirectly, by BFC free and clear of any Liens. Each Subsidiary of BFC (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to conduct business and in good standing in each jurisdiction in which the nature of its business reasonably requires such qualification or license and (iii) has all necessary power to own its properties and assets and to carry on its business as presently conducted, except, in each case, where the failure or lack thereof could not reasonably be expected to have a Material Adverse Effect on BFC.

4.5 Exchange Act Reports; Financial Statements.

(a) Since January 1, 2008, BFC has filed all reports and other documents required to be filed by it with the SEC under the Exchange Act, including, but not limited to, proxy statements and reports on Form 10-K, Form 10-Q and Form 8-K (as such documents have been amended since the time of their filing, collectively, the “BFC SEC Reports”). As of the respective dates they were filed with the SEC, or if amended prior to the date hereof, as of the date of the last such amendment, the BFC SEC Reports, including, without limitation, all documents incorporated by reference into such reports, complied in all material respects with the rules and regulations of the SEC and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no amendments or modifications to agreements, documents or other instruments which previously had been filed by BFC with the SEC pursuant to the Securities Act or the Exchange Act or any other agreements, documents or other instruments, which have not yet been filed with the SEC but which are or will be required to be filed by BFC.

(b) The BFC Financial Statements as of the dates thereof and for the periods covered thereby, present fairly, in all material respects, the financial position, results of operations, and cash flows of BFC and its consolidated subsidiaries, on a consolidated basis (subject, in the case of unaudited financial statements, to normal recurring year-end audit adjustments which did not and are not expected to have a Material Adverse Effect on BFC). Any supporting schedules included in the BFC SEC Reports present fairly, in all material respects, the information required to be stated therein. Such BFC Financial Statements and supporting schedules were prepared: (i) in accordance with the requirements of Regulation S-X promulgated by the SEC; and (ii) except as otherwise noted in the BFC SEC Reports, in conformity with GAAP applied on a consistent basis. Other than as disclosed in the BFC Financial Statements, neither BFC nor any of its Subsidiaries has any liabilities, commitments or obligations of any nature whatsoever, whether accrued, contingent or otherwise, that would be required to be reflected on, or reserved against in, a balance sheet or in notes thereto, prepared in accordance with GAAP, other than liabilities, commitments or obligations incurred since June 30, 2011 in the ordinary course of business to Persons other than Affiliates of BFC that could not reasonably be expected to have a Material Adverse Effect on BFC. Notwithstanding anything to the contrary contained herein, BFC makes no

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representation or warranty with respect to, and shall not be responsible or liable for, any inaccuracy in the BFC Financial Statements to the extent the same is derived from an inaccuracy in the Bluegreen Financial Statements.

4.6 Absence of Certain Changes. Except as disclosed in the BFC SEC Reports, since June 30, 2011, (a) BFC and each of its Subsidiaries have conducted their business in the ordinary and usual course, consistent with past practices, and (b) there has not been any event, occurrence, development or set of circumstances or facts which (i) has had or could reasonably be expected to have a Material Adverse Effect on BFC or any of its Subsidiaries, (ii) could reasonably be expected to render any of the representations and warranties of BFC incorrect or untrue as of the Closing Date or (iii) would result in a violation of the covenants set forth in Section 6.2 of this Agreement had such events, occurrences, developments or set of circumstances or facts occurred after the date hereof.

4.7 Taxes. Except as disclosed in the BFC SEC Reports and such matters as could not reasonably be expected to have a Material Adverse Effect on BFC, (a) BFC and each of its Subsidiaries have timely filed or shall timely file all returns and reports required to be filed by them with any Taxing authority with respect to Taxes for any period ending on or before the Effective Time, taking into account any extension of time to file granted to or obtained on behalf of BFC and its Subsidiaries, (b) all Taxes shown to be payable on such returns or reports that are due prior to the Effective Time have been paid or shall be paid, (c) no deficiency for any amount of Tax has been asserted or assessed by a Taxing authority against BFC or any of its Subsidiaries, (d) BFC and each of its Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns or reports, and (e) no audit or other administrative proceedings are presently being conducted or have been threatened in writing against BFC or any of its Subsidiaries by a Taxing authority.

4.8 BFC Material Contracts. Each BFC Material Contract has been filed as an exhibit to a BFC SEC Report. Except as could not reasonably be expected to have a Material Adverse Effect on BFC, (a) each BFC Material Contract is valid, binding and enforceable against the parties thereto in accordance with its terms, and is in full force and effect on the date hereof and (b) BFC and each of its Subsidiaries have performed in all material respects all obligations required to be performed by them to date under, and they are not in material default in respect of, any BFC Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default. No consent of or notice to third parties is required pursuant to the terms of any BFC Material Contract or other material agreement to which BFC or any of its Subsidiaries is a party as a consequence of this Agreement or the transactions contemplated herein, except for such consents or notices which if not obtained or given could not reasonably be expected to have a Material Adverse Effect on BFC or materially impair the ability of BFC to consummate the Merger. To the knowledge of BFC, no other party to any BFC Material Contract is in material default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default. BFC has made available to Bluegreen true, correct and complete copies of all the written BFC Material Contracts (together with any and all amendments or modifications to the Bluegreen Material Contracts to date), and a brief written summary or description of each oral BFC Material Contract.

4.9 Investigations; Litigation. Except as set forth in the BFC SEC Reports, there is no investigation by any Governmental Entity or any action, suit, proceeding or claim pending, or, to the knowledge of BFC, threatened, against BFC or any of its Subsidiaries (including, without limitation, any investigation, action, or proceeding with respect to Taxes), or the assets or business of BFC or any of its Subsidiaries which, if determined adversely to BFC or any of its Subsidiaries, could reasonably be expected to have a Material Adverse Effect on BFC. Neither BFC nor any of its Subsidiaries nor any director, officer, employee or agent of BFC or any of its Subsidiaries (in their respective capacities as such), is a party to any, and there are no pending, or, to the knowledge of BFC, threatened, material legal, administrative, arbitral or other proceedings, claims, suits, actions or governmental investigations of any nature against BFC or any of its Subsidiaries, or any director, officer, employee or agent of BFC or any of its Subsidiaries (in their respective capacities as such), or involving any property or assets of BFC or any of its Subsidiaries, and to the knowledge of BFC, there is no outstanding Order of any Governmental Entity entered specifically against or materially affecting BFC or any of its Subsidiaries, or any of their respective assets, businesses or operations.

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4.10 Insurance. BFC and its Subsidiaries have in effect insurance coverage which, in respect to amounts, types and risks insured, is customary for the businesses in which BFC and its Subsidiaries are engaged. All of the insurance policies, binders, bonds and other similar forms of insurance owned, held or maintained by BFC and each of its Subsidiaries are in full force and effect, and all premiums with respect thereto covering all periods up to and including the date hereof have been paid (other than retrospective premiums which may be payable with respect to worker’s compensation insurance policies). Neither BFC nor any of its Subsidiaries is in material default under any such policy, and no notice of cancellation, termination or nonrenewal has been received with respect to any of the foregoing, and all claims thereunder have been filed in due and timely fashion. The insurance policies to which BFC and its Subsidiaries are parties are reasonably believed to (a) be sufficient for compliance, in all material respects, with all requirements of Law and, to the extent applicable, of all BFC Material Contracts and (b) provide adequate insurance coverage for the assets and operations of BFC and its Subsidiaries.

4.11 Compliance with Laws. BFC and each of its Subsidiaries have all Permits and have made all required filings, applications or registrations with applicable Governmental Entities necessary to permit them to carry on their businesses as presently conducted except where the failure to have such Permits or make such filings, applications or registrations would not reasonably be expected to have a Material Adverse Effect on BFC. Except as would not reasonably be expected to have a Material Adverse Effect on BFC, all such Permits are in full force and effect, and, to the knowledge of BFC, no suspension or cancellation of any of them is pending or has been threatened, and all such filings, applications and registrations are current. Neither BFC nor any of its Subsidiaries is in material default under any such Permits or, to the knowledge of BFC, under any Order or any license, regulation or demand of any Governmental Entity. BFC and each of its Subsidiaries have conducted their businesses in compliance in all material respects with all applicable Laws.

4.12 Labor Matters. Neither BFC nor any of its Subsidiaries is a party to, nor does BFC or any of its Subsidiaries have in effect, any organized labor contract or collective bargaining agreement.

4.13 Employee Benefit Plans.

(a) Schedule 4.13 lists all of the BFC Plans. Each BFC Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws. BFC has performed all material obligations required to be performed by it under, is not in any material respect in default under or in violation of, and has no knowledge of any material default or violation by any party to, any BFC Plan. Except as otherwise described in Schedule 4.13, no action, suit, proceeding or claim is pending or, to the knowledge of BFC, threatened, against BFC with respect to any BFC Plan (other than claims for benefits in the ordinary course).

(b) All contributions, premiums or payments required to be made with respect to all BFC Plans have been made. All such contributions have been fully deducted for income tax purposes, and no such deduction has been challenged or disallowed by any Governmental Entity.

(c) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any severance, termination or other payment to any director, officer, employee or consultant of BFC or any of its Subsidiaries.

4.14 Related Party Transactions. Except for arrangements disclosed in the BFC SEC Reports, no holder of more than 5% of the BFC Class A Common Stock or BFC Class B Common Stock, or any officer or director of BFC or any Subsidiary of BFC, or, to the knowledge of BFC, any Affiliate of any of the foregoing (other than BFC and its Subsidiaries) (a) is indebted to BFC for money borrowed from BFC, (b) to the knowledge of BFC, has any direct or indirect material interest in any Person which is a customer or supplier of BFC or any of its Subsidiaries or (c) is party to any other material transaction or business relationship with BFC or any of its Subsidiaries that would be required to be disclosed in the BFC SEC Reports pursuant to Item 404(a) of Regulation S-K of the SEC.

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4.15 Broker’s and Finder’s Fees. Except as set forth on Schedule 4.15, neither BFC nor Merger Sub has employed any broker or finder, or incurred, and neither of them will incur, any broker’s, finder’s or similar fees, commissions or expenses to any party in connection with the transactions contemplated by this Agreement.

4.16 Registration Statement; Joint Proxy Statement/Prospectus. None of the information relating to BFC included in BFC’s registration statement on Form S-4, which shall include the joint proxy statement relating to the Bluegreen Meeting and the BFC Meeting (together with any amendments thereof or supplements thereto, the “Joint Proxy Statement/Prospectus”), pursuant to which the issuance of the shares of BFC Class A Common Stock to be issued to Bluegreen’s shareholders in the Merger will be registered under the Securities Act (the “Registration Statement”), will, at the time the Registration Statement is filed with the SEC, at the time it becomes effective under the Securities Act and at the time of the BFC Meeting or the Bluegreen Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.17 Tax Treatment. BFC has no knowledge of any reason why the Merger will, and has not taken or agreed to take and has no plans to take any action that could cause the Merger to, fail to qualify as a “reorganization” under Section 368(a) of the Code.

4.18 Opinion of Financial Advisor. JMP Securities LLC has (a) rendered its opinion to the Board of Directors of BFC to the effect that, as of the date of the meeting of the Board of Directors of BFC at which the Board of Directors of BFC approved this Agreement and subject to certain assumptions, qualifications, limitations and other matters considered in preparing and rendering such opinion, the Exchange Ratio is fair from a financial point of view to holders of the BFC Common Stock and (b) consented to the inclusion of such opinion in its entirety in the Registration Statement and any other filing required to be made by BFC with the SEC with respect to the Merger to the extent inclusion of the opinion is required by applicable law, subject to its advance review and approval thereof.

4.19 Sarbanes-Oxley. There is and has been no failure on the part of BFC or any of its directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith (the “Sarbanes-Oxley Act”), except, in the case of BFC’s directors and officers, where the failure to comply could not reasonably be expected to have a Material Adverse Effect on BFC.

4.20 Certain Business Practices. Neither (a) BFC, nor (b) to BFC’s knowledge, (i) any of its Subsidiaries, nor (ii) in connection with the operation of the business of BFC or any of its Subsidiaries, any directors or officers, agents or employees of BFC or, to BFC’s knowledge, any of its Subsidiaries, has (A) directly or indirectly given or agreed to give any funds for unlawful contributions, payments, gifts, entertainment or other unlawful expenses related to political activity, (B) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (C) made any payment in the nature of criminal bribery.

4.21 Operations of Merger Sub. Merger Sub (a) is a direct, wholly-owned subsidiary of Woodbridge Holdings, LLC (which is a direct wholly-owned subsidiary of BFC), (b) was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, (c) has engaged in no other business activities and (d) has conducted its operations only as contemplated by this Agreement. Except for obligations and liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, Merger Sub has no obligations or liabilities.

4.22 Full Disclosure. No representation or warranty of BFC or Merger Sub contained in this Agreement, and none of the statements or information concerning BFC and its Subsidiaries, or Merger Sub contained in this

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Agreement or the exhibits and the schedules hereto, contains or will contain any untrue statement of a material fact nor will such representations, warranties, covenants or statements taken as a whole omit a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BLUEGREEN

Bluegreen represents and warrants to BFC and Merger Sub as follows:

5.1 Organization; Good Standing; Power. Bluegreen is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. Bluegreen has all necessary corporate power and authority to execute and deliver this Agreement and, except as contemplated in this Agreement, to consummate the Merger and the other transactions contemplated hereby, to own its properties and assets and to carry on its business as now conducted. Bluegreen is duly licensed or qualified to conduct business and in good standing in each jurisdiction in which the nature of its businesses requires such qualification or license, except where the failure to be so licensed or qualified could not reasonably be expected to have a Material Adverse Effect on Bluegreen.

5.2 Capitalization.

(a) Bluegreen’s authorized capital stock consists solely of 140,000,000 shares of Bluegreen Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (collectively, the “Bluegreen Capital Stock”). As of the date hereof, 32,571,639 shares of Bluegreen Common Stock are issued and outstanding, and 2,755,300 shares of Bluegreen Common Stock are held in treasury. No shares of preferred stock, including shares designated as Series A Junior Participating Preferred Stock, are issued or outstanding as of the date hereof. As of the date hereof, 7,919,012 shares of Bluegreen Common Stock are reserved for issuance under the Bluegreen Option Plans (including, without limitation, 4,235,461 shares of Bluegreen Common Stock reserved for issuance upon exercise of outstanding Bluegreen Options).

(b) All of the issued and outstanding shares of Bluegreen Capital Stock are duly and validly authorized and issued, fully paid and nonassessable. None of the outstanding shares of Bluegreen Capital Stock have been issued in violation of any statutory preemptive rights. Bluegreen Common Stock is the only class of securities of Bluegreen with the right to vote on the transactions contemplated by this Agreement or for the election of directors of Bluegreen. Except for Bluegreen Options outstanding on the date hereof to acquire not more than 4,235,461 shares of Bluegreen Common Stock and except as contemplated by the Bluegreen Rights Agreement, there are no outstanding or existing Bluegreen Options or other agreements, commitments or obligations relating to the issuance of additional shares of any class of capital stock or other equity securities of Bluegreen.

(c) All outstanding Bluegreen Options and restricted stock awards were granted under the Bluegreen Option Plans, and none were issued in violation of applicable Law or the terms of the applicable Bluegreen Option Plan. Other than Bluegreen’s current share repurchase program, as described in the Bluegreen SEC Reports, Bluegreen is not a party to or bound by any contract, agreement or arrangement to sell or otherwise dispose of or redeem, purchase or otherwise acquire any of its capital stock. There are no agreements or understandings with respect to the voting of any shares of Bluegreen Capital Stock or which restrict the transfer of such shares to which Bluegreen is a party, nor does Bluegreen have knowledge of any such agreements or understandings to which Bluegreen is not a party. Except as set forth on Schedule 5.2, since June 30, 2011, Bluegreen has not (i) issued any shares of Bluegreen Capital Stock (or securities exercisable for or convertible into Bluegreen Capital Stock) other than upon the valid exercise of options previously granted under any Bluegreen Option Plan or (ii) granted any options or restricted stock awards under any Bluegreen Option Plan. The terms of each of the Bluegreen Option Plans permit the substitution of options to purchase shares of, and

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restricted stock awards of, BFC Class A Common Stock for the outstanding Bluegreen Options and restricted stock awards, as the case may be, in each case as provided in this Agreement, without the consent or approval of the holders thereof, any other shareholders of Bluegreen, or any other Person (other than Bluegreen’s Board of Directors or a committee thereof), and without mandatory acceleration of the vesting or expiration of any of the Bluegreen Options. Schedule 5.2 hereto includes a true and complete list, as of the date hereof, of all holders of outstanding Bluegreen Options and restricted stock awards, including the name of such holders and, with respect to each such Bluegreen Option and restricted stock award, as applicable, the number of shares of Bluegreen Common Stock purchasable upon exercise of the option or underlying the restricted stock award, the exercise or vesting schedule, the exercise price per share and the expiration date. There are no awards outstanding as of the date hereof under any Bluegreen Option Plan other than those identified in Schedule 5.2. A true and complete copy of the Bluegreen Option Plans and all agreements and instruments relating to or issued under the Bluegreen Option Plans have been made available to BFC, and no such plan, agreement or instrument has been amended, modified or supplemented, and there is no agreement to amend, modify or supplement any such plan, agreement or instrument in any case from the form made available to BFC.

(d) No bonds, debentures, notes or other indebtedness of Bluegreen having the right to vote on any matters on which shareholders may vote are issued or outstanding.

5.3 Authorization; No Violation. The execution and delivery of this Agreement by Bluegreen and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Bluegreen, and no other corporate action on the part of Bluegreen is necessary (other than the approval of this Agreement by the holders of the Bluegreen Common Stock and the filing of the Florida Certificate of Merger pursuant to the FBCA and the Massachusetts Articles of Merger pursuant to the MBCA), and, subject to the terms and conditions of this Agreement and assuming due and valid authorization, execution and delivery hereof by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of Bluegreen, enforceable against it in accordance with its terms, except as limited by (x) bankruptcy, insolvency, moratorium, reorganization, fraudulent conveyance laws and other similar laws affecting creditors’ rights generally, and (y) general principles of equity, regardless of whether asserted in a proceeding in equity or at law. Except as set forth on Schedule 5.3, neither the execution, delivery and performance of this Agreement by Bluegreen, nor the consummation of the transactions contemplated hereby, nor the compliance by Bluegreen with any of the provisions of this Agreement, will: (a) violate, conflict with, or result in a breach of any of the provisions of, or constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration, or the creation of any Lien upon any of the properties or assets of Bluegreen or any Subsidiary of Bluegreen under any of the terms, conditions or provisions of (i) the Articles of Organization or Bylaws (or analogous organizational documents) of Bluegreen or any of its Subsidiaries or (ii) any Bluegreen Material Contract; (b) violate any Law or any Order applicable to Bluegreen or any of its Subsidiaries or any of their respective properties or assets; or (c) require any filing, declaration or registration by Bluegreen with, or permission, determination, waiver, authorization, consent or approval of, any Governmental Entity (except for (i) compliance with any applicable requirements of the Securities Act or the Exchange Act (including, without limitation, the filing of (A) the Registration Statement and the Joint Proxy Statement/Prospectus and (B) such reports under Section 13(a) or 15(d) of the Exchange Act with the SEC as may be required in connection with this Agreement and the transactions contemplated hereby), (ii) any filings as may be required under the FBCA and the MBCA in connection with the Merger, including, without limitation, the Florida Certificate of Merger and the Massachusetts Articles of Merger, (iii) any filings as may be required by the HSR Act and (iv) such filings and approvals as may be required by any applicable state securities, blue sky or takeover Laws), except in the case of clauses (a)(ii), (b) or (c), where such violation, conflict, breach, default, termination, acceleration, Lien, security interest, charge, encumbrance or failure to make such filings or applications could not reasonably be expected to have a Material Adverse Effect on Bluegreen.

5.4 Subsidiaries. Set forth on Schedule 5.4 is a list of each Subsidiary of Bluegreen, including its name and jurisdiction of organization. Except as set forth on Schedule 5.4, Bluegreen does not own more than 20% of the

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capital stock or similar interests in or control any entities (including, without limitation, corporations, limited liability companies, partnerships, joint ventures and inactive corporations). Except as set forth on Schedule 5.4, Bluegreen is the beneficial owner directly or indirectly of 100% of the outstanding equity interests in each of its Subsidiaries, and all of the shares of capital stock or other equity interests of Bluegreen’s Subsidiaries are beneficially owned, directly or indirectly, by Bluegreen free and clear of any Liens. Each Subsidiary of Bluegreen (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to conduct business and in good standing in each jurisdiction in which the nature of its business reasonably requires such qualification or license and (iii) has all necessary power to own its properties and assets and to carry on its business as presently conducted, except, in each case, where the failure or lack thereof could not reasonably be expected to have a Material Adverse Effect on Bluegreen.

5.5 Exchange Act Reports; Financial Statements.

(a) Since January 1, 2008, Bluegreen has filed all reports and other documents required to be filed by it with the SEC under the Exchange Act, including, but not limited to, proxy statements and reports on Form 10-K, Form 10-Q and Form 8-K (as such documents have been amended since the time of their filing, collectively, the “Bluegreen SEC Reports”). As of the respective dates they were filed with the SEC, or if amended prior to the date hereof, as of the date of the last such amendment, the Bluegreen SEC Reports, including, without limitation, all documents incorporated by reference into such reports, complied in all material respects with the rules and regulations of the SEC and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no amendments or modifications to agreements, documents or other instruments which previously had been filed by Bluegreen with the SEC pursuant to the Securities Act or the Exchange Act or any other agreements, documents or other instruments, which have not yet been filed with the SEC but which are or will be required to be filed by Bluegreen.

(b) The Bluegreen Financial Statements as of the dates thereof and for the periods covered thereby, present fairly, in all material respects, the financial position, results of operations, and cash flows of Bluegreen and its Subsidiaries on a consolidated basis (subject, in the case of unaudited financial statements, to normal recurring year-end audit adjustments which did not and are not expected to have a Material Adverse Effect on Bluegreen). Any supporting schedules included in the Bluegreen SEC Reports present fairly, in all material respects, the information required to be stated therein. Such Bluegreen Financial Statements and supporting schedules were prepared: (i) in accordance with the requirements of Regulation S-X promulgated by the SEC; and (ii) except as otherwise noted in the Bluegreen SEC Reports, in conformity with GAAP applied on a consistent basis in accordance with past practice. Other than as disclosed in the Bluegreen Financial Statements, neither Bluegreen nor any of its Subsidiaries has any liabilities, commitments or obligations of any nature whatsoever, whether accrued, contingent or otherwise, that would be required to be reflected on, or reserved against in, a balance sheet or in notes thereto, prepared in accordance with GAAP, other than liabilities, commitments or obligations incurred since June 30, 2011 in the ordinary course of business to Persons other than Affiliates of Bluegreen or that could not reasonably be expected to have a Material Adverse Effect on Bluegreen.

5.6 Absence of Certain Changes. Except as set forth in Schedule 5.6 or as disclosed in the Bluegreen SEC Reports, since June 30, 2011, (a) Bluegreen and its Subsidiaries have conducted their respective businesses in the ordinary and usual course, consistent with past practices, and (b) there has not been any event, occurrence, development or set of circumstances or facts which (i) has had or could reasonably be expected to have a Material Adverse Effect on Bluegreen, (ii) could reasonably be expected to render any of the representations and warranties of Bluegreen contained in this Agreement incorrect or untrue as of the Closing Date or (iii) would result in a violation of the covenants set forth in Section 6.1 of this Agreement had such events, occurrences, developments or set of circumstances or facts occurred after the date hereof.

5.7 Taxes. Except as set forth on Schedule 5.7 or in the Bluegreen SEC Reports and except for such matters as could not reasonably be expected to have a Material Adverse Effect on Bluegreen, (a) Bluegreen and each of

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its Subsidiaries have timely filed or shall timely file all returns and reports required to be filed by them with any taxing authority with respect to Taxes for any period ending on or before the Effective Time, taking into account any extension of time to file granted to or obtained on behalf of Bluegreen and its Subsidiaries, (b) all Taxes shown to be payable on such returns or reports that are due prior to the Effective Time have been paid or shall be paid, (c) no deficiency for any amount of Tax has been asserted or assessed by a Taxing authority against Bluegreen or any of its Subsidiaries, (d) Bluegreen and each of its Subsidiaries have provided adequate reserves in their financial statements for any Taxes that have not been paid, whether or not shown as being due on any returns or reports, and (e) no audit or other administrative proceedings are presently being conducted or have been threatened in writing against Bluegreen or any of its Subsidiaries by a Taxing authority.

5.8 Investigations, Litigation. Except as set forth on Schedule 5.8 or in the Bluegreen SEC Reports, there is no investigation by any Governmental Entity or any action, suit, proceeding or claim pending, or, to the knowledge of Bluegreen, threatened, against Bluegreen or any of its Subsidiaries (including, without limitation, any investigation, action, or proceeding with respect to Taxes), or the assets or business of Bluegreen or any of its Subsidiaries which, if determined adversely to Bluegreen or such Subsidiary, could reasonably be expected to have a Material Adverse Effect on Bluegreen. Except as disclosed on Schedule 5.8, (a) neither Bluegreen nor any of its Subsidiaries nor any director, manager, officer, employee or agent of Bluegreen or any of its Subsidiaries (in their respective capacities as such), is a party to any, and there are no pending, or, to the knowledge of Bluegreen, threatened, material legal, administrative, arbitral or other proceedings, claims, suits, actions or governmental investigations of any nature against Bluegreen or any of its Subsidiaries, or any director, officer, employee or agent of Bluegreen or any of its Subsidiaries (in their respective capacities as such), or involving any property or assets of Bluegreen or any of its Subsidiaries and (b) to the knowledge of Bluegreen, there is no outstanding Order of any Governmental Entity entered specifically against or materially affecting Bluegreen or any of its Subsidiaries, or any of their respective assets, businesses or operations.

5.9 Bluegreen Material Contracts. Each Bluegreen Material Contract has been filed as an exhibit to a Bluegreen SEC Report or is set forth on Schedule 5.9. Except as could not reasonably be expected to have a Material Adverse Effect on Bluegreen, (a) each Bluegreen Material Contract is valid, binding and enforceable against the parties thereto in accordance with its terms, and is in full force and effect on the date hereof and (b) Bluegreen and each of its Subsidiaries have performed in all material respects all obligations required to be performed by such entity to date under, and are not in material default in respect of, any Bluegreen Material Contract, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default. Except as set forth on Schedule 5.9, no consent of or notice to third parties is required pursuant to the terms of any Bluegreen Material Contract or other material agreement to which Bluegreen or any of its Subsidiaries is a party as a consequence of this Agreement or the transactions contemplated herein, except for any such consents or notices which if not obtained or given could not reasonably be expected to have a Material Adverse Effect on Bluegreen or materially impair the ability of Bluegreen to consummate the Merger. To the knowledge of Bluegreen, no other party to any Bluegreen Material Contract is in material default in respect thereof, and no event has occurred which, with due notice or lapse of time or both, would constitute such a material default. Bluegreen has made available to BFC true, correct and complete copies of all the written Bluegreen Material Contracts (together with any and all amendments or modifications to the Bluegreen Material Contracts to date), and a brief written summary or description of each oral Bluegreen Material Contract.

5.10 Broker’s and Finder’s Fees. Except as set forth on Schedule 5.10, neither Bluegreen nor any of its Subsidiaries has employed any broker or finder, and neither Bluegreen nor any of its Subsidiaries has incurred or will incur any broker’s, finder’s or similar fees, commissions or expenses to any party in connection with the transactions contemplated by this Agreement.

5.11 Registration Statement; Joint Proxy Statement/Prospectus. None of the information included in the Registration Statement or the Joint Proxy Statement/Prospectus relating to Bluegreen will, at the time the Registration Statement is filed with the SEC, at the time it becomes effective under the Securities Act or at the time of the BFC Meeting or the Bluegreen Meeting, contain any untrue statement of a material fact or omit to

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state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.12 State Takeover Laws. Bluegreen has taken all action necessary on its part to exempt the Merger, this Agreement and the transactions contemplated hereby, and the Merger, this Agreement, and (except for the taking of any actions that may be necessary on the part of BFC in order for such matters to be so exempt) the transactions contemplated hereby are exempt, from any applicable state anti-takeover statutes, including, without limitation, Chapters 110C, 110D, 110E and 110F of the General Laws of Massachusetts.

5.13 Opinion of Financial Advisor. Cassel Salpeter & Co., LLC has (a) rendered its opinion to the Special Committee to the effect that, as of the date of the meeting of the Special Committee at which the Special Committee recommended that the Board of Directors of Bluegreen approve this Agreement and subject to certain assumptions, qualifications, limitations and other matters considered in preparing and rendering such opinion, the Exchange Ratio in the Merger is fair, from a financial point of view, to the holders of Bluegreen Common Stock other than BFC and its Affiliates and (b) consented to the inclusion of such opinion in its entirety in the Registration Statement and any other filing required to be made by Bluegreen with the SEC with respect to the Merger to the extent inclusion of the opinion is required by applicable law, subject to its advance review and approval thereof.

5.14 Tax Treatment. Bluegreen has no knowledge of any reason why the Merger will, and has not taken or agreed to take and has no plans to take any action that could cause the Merger to, fail to qualify as a “reorganization” under Section 368(a) of the Code.

5.15 Full Disclosure. No representation or warranty of Bluegreen contained in this Agreement, and none of the statements or information concerning Bluegreen and its Subsidiaries contained in this Agreement or the exhibits and the schedules hereto, contains or will contain any untrue statement of a material fact nor will such representations, warranties, covenants or statements taken as a whole omit a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE VI

CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME

6.1 Conduct of Business by Bluegreen. Except as expressly contemplated by any other provision of this Agreement, and provided nothing contained herein shall be deemed to prohibit or restrict Bluegreen from consummating the sale of the assets comprising its Bluegreen Communities business unit in accordance with the agreement relating thereto as in effect on the date hereof, as disclosed in the Bluegreen SEC Reports, Bluegreen agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, Bluegreen shall not (and shall cause each of its Subsidiaries to not), directly or indirectly, take or propose to take any of the following actions without the prior written consent of BFC:

(a) conduct the businesses of Bluegreen and its Subsidiaries in a manner, or take any action with respect to the businesses of Bluegreen and its Subsidiaries, that is not in the ordinary course of business and consistent with past practice or that would cause Bluegreen or any of its Subsidiaries to be in default under any Bluegreen Material Contract (as in effect on the date hereof, irrespective of any subsequent waiver or amendment);

(b) change or amend the Articles of Organization or Bylaws of Bluegreen;

(c) issue, sell, or grant any shares of capital stock (except Bluegreen Common Stock to be issued upon exercise of Bluegreen Options outstanding on the date of the Agreement or to the extent required under the terms

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and conditions of the Bluegreen Rights Agreement), or, except in the ordinary course of business consistent with past practices, any options, warrants, or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any of the capital stock of Bluegreen or any of its Subsidiaries or rights or obligations convertible into or exchangeable for any such shares of capital stock;

(d) divide, combine or reclassify any of its capital stock or otherwise make any changes in the capital structure of Bluegreen;

(e) declare, pay, or set aside for payment any dividend or other distribution in respect of the capital stock or other equity securities of Bluegreen or any Subsidiary of Bluegreen, except as consistent with past practice;

(f) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Bluegreen or any of its Subsidiaries;

(g) engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code;

(h) take any action that would cause Bluegreen’s representations and warranties set forth in this Agreement to be untrue in any material respect;

(i) take any action that would reasonably be likely to materially delay the Merger; or

(j) agree to take, or make any commitment to take, any of the foregoing actions.

6.2 Conduct of Business by BFC. Except as expressly contemplated by any other provision of this Agreement, and provided nothing contained herein shall be deemed to prohibit or restrict BFC from taking any actions, including in its capacity as a shareholder of BankAtlantic Bancorp, Inc., with respect to the sale of BankAtlantic, BFC agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, BFC shall not, directly or indirectly, take or propose to take any of the following actions without the prior written consent of Bluegreen:

(a) conduct the businesses of BFC and its Subsidiaries in a manner, or take any action with respect to the businesses of BFC and its Subsidiaries, that is not in the ordinary course of business and consistent with past practice or that would cause BFC or any of its Subsidiaries to be in default under any BFC Material Contract (as in effect on the date hereof, irrespective of any subsequent waiver or amendment);

(b) change or amend the Articles of Incorporation or Bylaws of BFC, except as necessary to (i) effect the Reverse Split and amend the provisions of BFC’s Articles of Incorporation in respect thereof, and to the extent necessary to consummate the transactions contemplated hereby, increase the number of authorized shares of the BFC Class A Common Stock and (ii) increase the maximum size of the Board of Directors of BFC to allow for the appointment at the Effective Time of the directors of Bluegreen, as contemplated by Section 7.15;

(c) except for the Reverse Split, divide, combine or reclassify any of its capital stock or otherwise make any changes in the capital structure of BFC;

(d) declare, pay or set aside for payment any dividend or other distribution in respect of the capital stock or other equity securities of BFC or any Subsidiary of BFC, except as consistent with past practice;

(e) cause BFC’s directors and officers liability insurance policy, and any excess liability policy related thereto, to be canceled, terminated or otherwise not be renewed or replaced with at least an equivalent amount of coverage and on other terms no less favorable to BFC and its officers and directors;

(f) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of BFC or any of its Subsidiaries;

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(g) engage in any action that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” under Section 368(a) of the Code;

(h) take any action that would cause BFC’s representations and warranties set forth in this Agreement to be untrue in any material respect;

(i) take any action that would reasonably be likely to materially delay the Merger; or

(j) agree to take, or make any commitment to take, any of the foregoing actions.

6.3 Notice. Each party will promptly notify the other party of (i) any event of which it obtains knowledge which has or is reasonably likely to have a Material Adverse Effect on such party or any of its Subsidiaries, (ii) any event or circumstance that constitutes or could reasonably be expected to constitute a breach of any of the representations, warranties or covenants of such party contained herein or (iii) any event or circumstance which could materially and adversely affect the party’s ability to satisfy the conditions to the Merger. Each party will promptly notify the other party in the event it determines that it is unable to fulfill any of the conditions to performance by the other party hereunder.

ARTICLE VII

ADDITIONAL COVENANTS AND AGREEMENTS

7.1 Access to Information. From the date hereof through the Effective Time, each party shall permit the other party and its authorized representatives reasonable access during regular business hours to the properties of such party and each of its Subsidiaries. Each party shall, and shall cause its Subsidiaries to, make their respective directors, management and other employees and agents and authorized representatives (including, without limitation, counsel and independent public accountants) available to confer with the other party, and its authorized representatives at reasonable times and upon reasonable request, and each party shall disclose and make available to the other party, and shall cause its Subsidiaries and the agents and authorized representatives of such party and its Subsidiaries, to disclose and make available to the other party, all books, papers and records relating to the assets, properties, operations, obligations and liabilities of such party and its Subsidiaries. Each party may make or cause to be made such investigation of the records, business and properties of the other party and its Subsidiaries as such party deems necessary or advisable to familiarize itself and its advisors with such business, properties and other matters, provided that any such investigation shall be reasonably related to the transactions contemplated hereby and shall not unduly interfere with the normal operations of the other party or any of its Subsidiaries. Each party agrees to maintain the confidentiality of all information exchanged pursuant to this Section 7.1, except as otherwise required by Law.

7.2 Public Announcements. Any public announcement made by or on behalf of either BFC or Bluegreen prior to the termination of this Agreement concerning this Agreement, the transactions described herein or any other aspect of the dealings between Bluegreen and BFC as contemplated hereby must first be approved by the other party (any such approval not to be unreasonably withheld or delayed), subject to either party’s obligations under applicable Law (but such party shall use its reasonable efforts in good faith to consult with the other party as to all such public announcements).

7.3 No Solicitation.

(a) From and after the date of this Agreement until the Effective Time, subject to Section 7.3(b), without the prior written consent of BFC, Bluegreen will not, and will not permit its directors, officers, employees, investment bankers, attorneys, accountants or other representatives, agents or Affiliates to, and, without the prior written consent of Bluegreen, BFC will not, and will not permit its directors, officers, employees, investment bankers, attorneys, accountants or other representatives, agents or Affiliates to, directly or indirectly, (i) solicit, initiate or knowingly encourage any Acquisition Proposals or any inquiries or proposals that could reasonably be expected to lead to any Acquisition Proposals, (ii) engage in negotiations or discussions

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concerning, or provide any non-public information to any Person in connection with, any Acquisition Proposal or under circumstances that could reasonably be expected to result in an Acquisition Proposal or (iii) agree to, approve, recommend or otherwise endorse or support any Acquisition Proposal. As used herein, the term “Acquisition Proposal” shall mean any proposal relating to a possible (1) merger, consolidation, share exchange, business combination or similar transaction involving Bluegreen or any of its Subsidiaries, or BFC or any of its Subsidiaries, as the case may be, (2) sale, lease, exchange, transfer or other disposition (other than sales of inventory in the ordinary course of business consistent with past practices), directly or indirectly, by merger, consolidation, share exchange or otherwise (whether in one or more transactions), of all or substantially all of the assets of Bluegreen and its Subsidiaries on a consolidated basis or BFC and its Subsidiaries on a consolidated basis, as the case may be, (3) liquidation, dissolution, recapitalization or other similar type of transaction involving Bluegreen or any of its Subsidiaries, or BFC or any of its Subsidiaries, as the case may be, (4) tender offer or exchange offer for ten percent (10%) or more of the outstanding shares of Bluegreen Common Stock or BFC Class A Common Stock and Class B Common Stock (in the aggregate), as the case may be, or other transaction with Bluegreen or BFC in which any Person or group shall acquire or have the right to acquire beneficial ownership of ten percent (10%) or more of the outstanding shares of Bluegreen Common Stock or BFC Class A Common Stock and Class B Common Stock (in the aggregate), as the case may be, or (5) transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include the Merger and the transactions contemplated hereby (or any modification thereof or proposal relating thereto) or any transaction involving the Bluegreen Communities business unit. Each of Bluegreen and BFC will, and will direct all its directors, officers, employees, investment bankers, attorneys, accountants and other representatives, agents and Affiliates to, immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

(b) Notwithstanding the provisions of Section 7.3(a) above, if a Person or group other than BFC or any of its Affiliates, on the one hand, and other than Bluegreen or any of its Affiliates, on the other hand (any such Person or group, a “Third Party”), after the date of this Agreement submits to Bluegreen or its Board of Directors, or the Special Committee, or BFC or its Board of Directors, as the case may be, not resulting from a breach of Section 7.3(a) above, an unsolicited, bona fide, written Acquisition Proposal, and Bluegreen’s Special Committee or Board of Directors or BFC’s Board of Directors, as the case may be, reasonably determines in good faith, (i) after consultation with their financial, legal and other advisors that such Acquisition Proposal will result in, or upon further discussion with or due diligence by such Third Party could reasonably be expected to constitute or result in, a Superior Proposal and (ii) after consultation with outside legal counsel, that the failure to take the action set forth in (A) and (B) below may be inconsistent with its fiduciary duties under applicable Law, then, in such case Bluegreen or BFC, as the case may be, may (A) furnish information about its business to the Third Party under protection of an appropriate confidentiality agreement containing customary limitations on the use and disclosure of all non-public written or oral information furnished to such Third Party, provided that Bluegreen contemporaneously furnishes to BFC or BFC contemporaneously furnishes to Bluegreen, as the case may be, all such non-public information furnished to the Third Party and (B) negotiate and participate in discussions and negotiations with such Third Party with respect to such Acquisition Proposal. In the event that, after the date of this Agreement and prior to the Effective Time, Bluegreen or BFC receives a Superior Proposal not in violation of Section 7.3(a) and Bluegreen’s Special Committee or Board of Directors or BFC’s Board of Directors, as the case may be, determines, in good faith and after consultation with its legal, financial and other advisors, that the failure to do so would be inconsistent with fiduciary duties owed by directors under applicable Law, then Bluegreen’s Special Committee or Board of Directors or BFC’s Board of Directors, as the case may be, may: (x) withhold, withdraw, modify or change its approval or recommendation of this Agreement or the Merger and/or (y) approve or recommend to the applicable company’s shareholders the Superior Proposal, provided, in each case, the party taking such action provides the other party with at least two (2) Business Days prior written notice stating that it intends to take such actions and setting forth the information specified in Section 7.3(c) with respect to any Superior Proposal which it intends to accept or recommend. For purposes of this Agreement, “Superior Proposal” means any unsolicited, bona fide, written Acquisition Proposal for consideration consisting of cash (not subject to a financing contingency) and/or securities, and otherwise on

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terms which Bluegreen’s Special Committee or Board of Directors or BFC’s Board of Directors, as the case may be, determines, after consultation with their legal, financial and other advisors, are more favorable to Bluegreen’s shareholders or BFC (or its shareholders), as the case may be, from a financial point of view than the Merger or other revised proposal submitted by BFC or Bluegreen, as the case may be, prior to such determination, taking into account the ability of the Third Party to consummate the Superior Proposal on substantially the terms proposed. Nothing contained herein shall prohibit Bluegreen or BFC from taking, and disclosing to its shareholders, a position required by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or Item 1012(a) of Regulation M-A of the SEC.

(c) Bluegreen or BFC, as the case may be, will notify the other party immediately, and in any event within one (1) Business Day, if (i) an Acquisition Proposal is made or is modified in any material respect (including, without limitation, any written material provided by the offeror, the principal terms and conditions of any such Acquisition Proposal or modification thereto and the identity of the offeror), in which case Bluegreen or BFC, as the case may be, will provide a copy of the Acquisition Proposal concurrently with such notice or (ii) Bluegreen or BFC, as the case may be, furnishes non-public information to, or enters into discussions or negotiations with respect to an Acquisition Proposal with, any Third Party.

(d) In addition to the obligations set forth in paragraphs (a), (b) and (c) of this Section 7.3, Bluegreen or BFC, as the case may be, as promptly as practicable, will advise the other party orally and in writing of any request for information that could reasonably be expected to lead to an Acquisition Proposal, and the material terms and conditions of such request or inquiry, and keep the other party informed in all material respects of the status of any such request or inquiry. Bluegreen or BFC, as the case may be, shall also provide the other party with prior telephonic (promptly confirmed in writing) or written notice of any meeting of its Board of Directors (or any committee thereof, including, in the case of Bluegreen, the Special Committee) at which its Board of Directors or any such committee is expected or could reasonably be expected to consider an Acquisition Proposal, together with a copy of the documentation relating to such Acquisition Proposal to the extent such documentation is then available (and otherwise provide such documentation as soon as available).

7.4 Shareholder Meetings.

(a) Bluegreen shall call the Bluegreen Meeting to be held as promptly as reasonably practicable after the effectiveness of the Registration Statement. Except as provided in Section 7.3(b) with respect to the right of Bluegreen’s Special Committee or Board of Directors to withhold, withdraw, modify or change its recommendation to Bluegreen’s shareholders, Bluegreen shall use its reasonable efforts in good faith to secure the vote of its shareholders required under the MBCA and include in the Joint Proxy Statement/Prospectus the recommendation of its Board of Directors in favor of the Merger.

(b) BFC shall call the BFC Meeting to be held as promptly as reasonably practicable after the effectiveness of the Registration Statement. BFC shall use its reasonable efforts in good faith to secure the vote of its shareholders required under its Articles of Incorporation and include in the Joint Proxy Statement/Prospectus the recommendation of its Board of Directors in favor of the Merger.

(c) BFC shall vote all of its shares of Bluegreen Common Stock at the Bluegreen Meeting in favor of this Agreement.

7.5 Registration Statement; Joint Proxy Statement/Prospectus.

(a) As promptly as practicable after the date of this Agreement, BFC shall prepare and file with the SEC, with Bluegreen’s assistance (as described below), the Registration Statement, which shall include the Joint Proxy Statement/Prospectus of Bluegreen and BFC relating to the Bluegreen Meeting and BFC Meeting. BFC shall use commercially reasonable efforts to cause the Registration Statement to become effective as promptly as practicable after filing and shall use commercially reasonable efforts to maintain the effectiveness of such Registration Statement until all of the shares of BFC Class A Common Stock have been issued and distributed in

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the Merger as described in the Joint Proxy Statement/Prospectus. BFC shall take any action required under applicable federal or state securities Laws in connection with the issuance of shares of BFC Class A Common Stock pursuant to the Merger. The Surviving Company shall use commercially reasonable efforts to cause the Bluegreen Common Stock to be deregistered under the Exchange Act as soon as practicable following the Effective Time. Bluegreen shall furnish all information concerning Bluegreen as BFC may reasonably request in connection with such actions and the preparation of the Registration Statement, including information in response to comments received from the SEC. As promptly as practicable after the Registration Statement becomes effective, Bluegreen shall mail the Joint Proxy Statement/Prospectus to its shareholders, and BFC shall mail the Joint Proxy Statement/Prospectus to its shareholders. Notwithstanding anything to the contrary contained herein, neither the Joint Proxy Statement/Prospectus nor the Registration Statement nor any amendment or supplement thereto shall be filed or mailed without the consent of both BFC and Bluegreen, which consent shall not be unreasonably withheld.

(b) Each of Bluegreen and BFC represent, warrant and covenant to the other that the information pertaining to such party required by the Securities Act and/or the Exchange Act for inclusion in the Registration Statement and the Joint Proxy Statement/Prospectus shall not, at each time the Registration Statement is filed with the SEC, at the time it becomes effective under the Securities Act, at the time the Joint Proxy Statement/Prospectus is mailed to Bluegreen’s and BFC’s shareholders or at the time of the Bluegreen Meeting or the BFC Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, provided that no representation is or shall be made by Bluegreen or BFC, as the case may be, with respect to the accuracy of statements made in the Registration Statement or the Joint Proxy Statement/Prospectus based on information derived from or supplied by the other party. If before the Effective Time, any event or circumstance relating to Bluegreen or any of its Subsidiaries or Affiliates is discovered by Bluegreen, or any event or circumstance relating to BFC or any of its Subsidiaries or Affiliates is discovered by BFC, and such information should be set forth in an amendment or a supplement to the Registration Statement or the Joint Proxy Statement/Prospectus, Bluegreen shall promptly inform BFC and shall provide to BFC, or BFC shall promptly inform Bluegreen and prepare, appropriate amendments or supplements to the Registration Statement or the Joint Proxy Statement/Prospectus, and the representations and warranties set forth in this Section 7.5(b) as to the accuracy of such information shall apply to all such amended or supplemented information.

7.6 Employee Benefit Plans. As appropriate, Bluegreen’s Board of Directors shall adopt resolutions to discontinue the sale or contribution (for any applicable period that has not yet commenced) of Bluegreen Common Stock pursuant to any Bluegreen Plan subject to Section 401(a) of the Code, or otherwise shall cause such discontinuance. If such resolutions have previously been adopted by Bluegreen’s Board of Directors, Bluegreen shall provide copies thereof to BFC as promptly as practicable and, in any event, prior to the Effective Time.

7.7 Indemnification.

(a) After the Effective Time, the Surviving Company shall indemnify, defend and hold harmless each Person who is now, or who has been at any time before the date hereof or who becomes before the Effective Time, an officer or director of Bluegreen (the “Indemnified Parties”) against all losses, claims, damages, costs, expenses (including, without limitation, reasonable attorneys’ fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of BFC, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (each a “Claim”), in which an Indemnified Party is, or is threatened to be made, a party based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of Bluegreen if such Claim pertains to any matter or fact arising, existing or occurring before the Effective Time (including, without limitation, the Merger) regardless of whether such Claim is asserted or claimed before, at or after the Effective Time (the “Indemnified Liabilities”), to the same extent provided for under the MBCA in effect as of the date hereof and under the Articles of Organization or Bylaws of Bluegreen as

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in effect on the date hereof. The Surviving Company shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the same extent provided for under the MBCA in effect on the date hereof and under the Articles of Organization or Bylaws of Bluegreen as in effect on the date hereof upon receipt of any undertaking required by applicable Law or the Articles of Organization or Bylaws of Bluegreen as in effect on the date hereof. Any Indemnified Party wishing to claim indemnification under this Section 7.7(a), upon learning of any Claim, shall immediately notify BFC (but the failure to so notify BFC shall not relieve it from any liability which it may have under this Section 7.7(a) except to the extent such failure prejudices BFC) and shall deliver to BFC any undertaking required by applicable Law. The Surviving Company shall ensure, to the extent permitted under applicable Law, that all limitations of liability existing in favor of the Indemnified Parties as provided in the Articles of Organization or Bylaws of Bluegreen as in effect on the date hereof, or allowed under applicable Law as in effect on the date hereof with respect to Indemnified Liabilities, shall survive the consummation of the transactions contemplated by this Agreement.

(b) For a period of six (6) years from and after the Effective Time, the Surviving Company shall cause to be maintained in effect the current policies of directors’ and officers’ and in-house counsel liability insurance maintained by Bluegreen (provided that the Surviving Company may substitute therefor policies of at least the same coverage and amount containing terms and conditions which are substantially no less advantageous, or in lieu thereof obtain single limit tail coverage providing at least the same coverage and amount containing terms and conditions which are substantially no less advantageous for such period (which shall be purchased by Bluegreen immediately prior to Closing upon the request of BFC)) with respect to claims arising from facts or events which occurred before the Effective Time.

(c) The obligations of the Surviving Company provided under paragraphs (a) and (b) of this Section 7.7 are intended to be enforceable against the Surviving Company directly by the Indemnified Parties and shall be binding on all successors and permitted assigns of the Surviving Company.

7.8 Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts in good faith to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable on the part of such party, to consummate and make effective the transactions contemplated by this Agreement at the earliest practicable date, including, without limitation, obtaining all required consents, approvals, waivers, exemptions, amendments and authorizations, giving all notices, and making or effecting all filings, registrations, applications, designations and declarations, including, but not limited to, those described in the schedules to this Agreement, and each party shall cooperate fully with the other (including by providing any necessary information) with respect to the foregoing. In case, at any time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of BFC or Bluegreen will use all reasonable efforts in good faith to take all such necessary action.

7.9 Tax Treatment.

(a) The parties shall use all reasonable efforts in good faith (i) to cause the Merger to qualify as a “reorganization” under Section 368(a) of the Code and (ii) not to, and not to permit or cause any Affiliate or any of Subsidiary to, take any action or cause any action to be taken which would cause the Merger to fail to so qualify as a reorganization under Section 368(a) of the Code.

(b) Unless otherwise required by applicable Law, BFC, Bluegreen and Merger Sub shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) The parties hereto shall cooperate and use their reasonable efforts in good faith in order to obtain the opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. described in Section 8.1(h). In connection therewith, Bluegreen, BFC and Merger Sub shall deliver to Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. representation letters as may be reasonably requested by such law firm, dated and executed as of the date of such opinion.

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7.10 Comfort Letters. Bluegreen and BFC will each use their commercially reasonable efforts in good faith to cause to be delivered to each other reasonable and customary letters from their respective independent accountants, the first letter dated a date within two (2) Business Days before the effective date of the Registration Statement and the second letter dated a date within two (2) Business Days before the date of the BFC Meeting and the Bluegreen Meeting, as the case may be, in form and substance reasonably satisfactory to the recipient and customary in scope and substance for comfort letters delivered by independent accountants in connection with registration statements similar to the Registration Statement.

7.11 Shareholder Litigation. The parties shall cooperate and consult with one another, to the fullest extent possible, in connection with any shareholder litigation against any of them or any of their respective directors or officers with respect to the transactions contemplated by this Agreement. In furtherance of, and without in any way limiting, the foregoing, each of the parties shall use its respective commercially reasonable efforts in good faith to prevail in such litigation (or, with the consent of the other parties, settle such litigation) so as to permit the consummation of the transactions contemplated by this Agreement in the manner contemplated by this Agreement. Notwithstanding the foregoing, no party shall compromise or settle any litigation commenced against it or any of its directors or officers relating to this Agreement or the transactions contemplated hereby (including, without limitation, the Merger) without the other parties’ prior written consent, which shall not be unreasonably withheld or delayed.

7.12 HSR Act. If, and to the extent, required, the parties will (a) take all commercially reasonable actions necessary to file as soon as practicable after the date of this Agreement notifications under the HSR Act with respect to the Merger, (b) comply at the earliest practicable date with any request for additional information received from the Federal Trade Commission or Antitrust Division of the Department of Justice pursuant to the HSR Act and (c) request early termination of all applicable waiting periods.

7.13 Reverse Split. Prior to the Effective Time, BFC shall effect a reverse stock split (the “Reverse Split”) pursuant to which a designated number of outstanding shares of BFC Class A Common Stock and BFC Class B Common Stock shall automatically convert into one share of BFC Class A Common Stock and one share of BFC Class B Common Stock, respectively. The conversion ratio for the Reverse Split shall be determined by the Board of Directors of BFC taking into account, among other factors it deems appropriate, the trading price and other criteria required for the Listing Application to be approved. BFC shall include in the Joint Proxy Statement/Prospectus a proposal relating to the Reverse Split, use its reasonable efforts in good faith to secure the vote of its shareholders required under its Articles of Incorporation and the FBCA, and include in the Joint Proxy Statement/Prospectus the recommendation of its Board of Directors in favor of the Reverse Split.

7.14 Listing Application. As promptly as practicable after the date of this Agreement, (a) BFC will take all commercially reasonable actions necessary to file a listing application (the “Listing Application”) with a national securities exchange (or an inter-dealer quotation system of a registered national securities association) with respect to the BFC Class A Common Stock such that the shares of BFC Class A Common Stock outstanding at the Effective Time, including such shares to be issued to Bluegreen’s shareholders in accordance with the terms hereof and pursuant to the Bluegreen Options and restricted stock awards to be assumed by BFC, shall commence listing and trading on such national securities exchange or inter-dealer quotation system at the Effective Time, and (b) Bluegreen shall supply BFC with the information pertaining to Bluegreen required for inclusion in the Listing Application. BFC shall use commercially reasonable efforts in good faith to cause the Listing Application to be processed and approved as promptly as practicable after filing.

7.15 Appointment of Directors. BFC shall use its best efforts to cause the directors of Bluegreen who are not directors of BFC immediately prior to the Effective Time to be appointed to the Board of Directors of BFC at the Effective Time.

7.16 Cancellation of Bluegreen Rights Agreement. Prior to the Effective Time, Bluegreen shall cause to be taken such actions as are necessary to terminate the Bluegreen Rights Agreement and cause the Bluegreen Rights Agreement to be inapplicable to the transactions contemplated hereby.

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7.17 Board Action under BFC Rights Agreement. Prior to the Effective Time, BFC’s Board of Directors shall take such actions as are necessary to cause the BFC Rights Agreement to be inapplicable to the transactions contemplated hereby.

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS

8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to consummate and effect the Merger and the other transactions contemplated hereby shall be subject to the satisfaction or waiver (to the extent permitted by applicable Law) prior to or at the Closing of the following conditions:

(a) The Merger shall have received the requisite approval and authorization of the shareholders of Bluegreen under the MBCA, and the Merger and the Reverse Split (and, to the extent necessary, the proposal to increase the number of authorized shares of the BFC Class A Common Stock) shall have received the requisite approval and authorization of the shareholders of BFC under the Articles of Incorporation of BFC and the FBCA.

(b) No litigation, arbitration or other proceeding shall be pending by or before any court, arbitration panel or Governmental Entity which seeks to enjoin or prohibit the consummation of the Merger or other transactions contemplated hereby (other than a proceeding instituted by Bluegreen or any of its Subsidiaries, directors, officers, employees or agents).

(c) No Law shall have been enacted or promulgated by any Governmental Entity which prohibits the consummation of the Merger or other transactions contemplated hereby, and there shall be no Order of a Governmental Entity precluding consummation of the Merger or other transactions contemplated hereby.

(d) The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Joint Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC, and all comments and requests for additional information on the part of the SEC shall have been responded to and complied with as required.

(e) All consents, approvals, Orders or authorizations of, or registrations, declarations or filings with, any Governmental Entity required by or with respect to Bluegreen, BFC or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby shall have been obtained or made, including, without limitation, the expiration or termination of any notice and waiting period under the HSR Act, if applicable, other than consents, approvals, Orders, authorizations, registrations, declarations or filings which if not made or obtained could not reasonably be expected to result in a Material Adverse Effect on BFC or the Surviving Company after consummation of the Merger. All of such consents and approvals shall have been obtained without the imposition of any conditions which, in the opinion of Bluegreen and BFC, could reasonably be expected to materially adversely affect the operations of BFC or the Surviving Company after consummation of the Merger.

(f) All written consents, approvals, interim approvals, assignments, waivers, Orders, authorizations or other certificates necessary to provide for the continuation in full force and effect of (i) the Bluegreen Material Contracts and all other material agreements set forth on Schedule 5.9 and (ii) all of the existing Permits of Bluegreen shall have been received, except where the failure to receive such consents, approvals, interim approvals, assignments, waivers, Orders, authorizations or certificates could not, individually or in the aggregate, reasonably be expected to (x) have a Material Adverse Effect on Bluegreen or (y) materially and adversely affect the ability of the Surviving Company to continue to conduct the business of Bluegreen as it has been historically conducted.

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(g) BFC and Bluegreen shall each have received the written opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., in form and substance reasonably acceptable to each of them, dated as of the date of Closing to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. Federal income tax purposes, the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. shall be entitled to rely upon customary assumptions and representations reasonably satisfactory to such firm, including, without limitation, representations set forth in certificates of officers of BFC, Merger Sub and Bluegreen, in form and substance reasonably satisfactory to BFC, Merger Sub and Bluegreen, respectively.

(h) BFC shall have effected the Reverse Split.

(i) The Listing Application shall have been approved.

(j) To the extent necessary in order to allow for the issuance of the shares of BFC Class A Common Stock to the shareholders of Bluegreen as contemplated hereby, the proposal to increase the number of authorized shares of BFC Class A Common Stock shall have been approved and BFC shall have filed Articles of Amendment to its Articles of Incorporation to effect such increase.

8.2 Conditions to Bluegreen’s Obligation to Effect the Merger. The obligations of Bluegreen to consummate and effect the Merger and the other transactions contemplated hereby are further subject to the satisfaction or waiver by Bluegreen (to the extent permitted by applicable Law) of the following conditions:

(a) The representations and warranties of BFC and Merger Sub set forth in this Agreement that are qualified by materiality or “Material Adverse Effect” shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Effective Time as if made on and as of the Effective Time, and the representations and warranties of BFC and Merger Sub contained in this Agreement that are not so qualified shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Effective Time as if made on and as of the Effective Time except, in each case, for those representations and warranties which address matters only as of a particular date (which shall remain true and correct or true and correct in all material respects, as applicable, as of such date).

(b) Each of BFC and Merger Sub shall have performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time; provided, however, that this condition shall not apply to any agreement or covenant of BFC or Merger Sub if the failure by such party to so perform or comply is attributable to Bluegreen.

(c) The opinion of Cassel Salpeter & Co., LLC referred to in Section 5.13 shall not have been withdrawn, revoked or materially modified.

(d) Each of BFC and Merger Sub shall have delivered to Bluegreen a certificate, dated the Effective Time and signed by their respective Chief Executive Officers and Chief Financial Officers, certifying the satisfaction of the conditions set forth in Sections 8.2(a) and (b) in all respects.

8.3 Conditions to BFC’s and Merger Sub’s Obligation to Effect the Merger. The obligations of BFC and Merger Sub to consummate and effect the Merger and the other transactions contemplated hereby are further subject to the satisfaction or waiver by BFC and Merger Sub (to the extent permitted by applicable Law) of the following conditions:

(a) The representations and warranties of Bluegreen set forth in this Agreement that are qualified by materiality or “Material Adverse Effect” shall have been true and correct as of the date of this Agreement and shall be true and correct as of the Effective Time as if made on and as of the Effective Time, and the representations and warranties of Bluegreen contained in this Agreement that are not so qualified shall have been

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true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects as of the Effective Time as if made on and as of the Effective Time except for those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date).

(b) Bluegreen shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it at or prior to the Effective Time; provided, however, that this condition shall not apply to any agreement or covenant of Bluegreen if the failure by Bluegreen to so perform or comply is attributable to BFC.

(c) Bluegreen shall have delivered to BFC a certificate, dated the Closing Date and signed by its Chief Executive Officer and Chief Financial Officer, certifying the satisfaction of the conditions set forth in Sections 8.3(a) and (b).

(d) The opinion of JMP Securities LLC referred to in Section 4.18 shall not have been withdrawn, revoked or materially modified.

(e) Between the date hereof and the Effective Time, holders of not more than 10% of the outstanding shares of Bluegreen Common Stock shall have duly and validly exercised, or, immediately prior to the Effective Time, remain entitled to exercise, appraisal rights in connection with the Merger in accordance with the MBCA.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

9.1 Termination of the Agreement. This Agreement may be terminated and the Merger and transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time (whether before or after the approval of the Merger by the shareholders of Bluegreen and/or BFC), as follows:

(a) by mutual written consent of Bluegreen and BFC.

(b) by either of Bluegreen or BFC:

(i) if the shareholder approvals described in Section 8.1(a) hereof are not obtained at the Bluegreen Meeting or the BFC Meeting, as the case may be (in each case, including any adjournment or postponement thereof);

(ii) if any Governmental Entity shall have issued an Order, decree or ruling or taken any other action (which Order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits consummation of the Merger or other transactions contemplated hereby, and such Order, decree, ruling or other action shall have become final and non appealable;

(iii) if there shall be any Law enacted, promulgated or issued and deemed applicable to the Merger or other transactions contemplated hereby by any Governmental Entity which would make consummation of the Merger or other transactions contemplated hereby illegal;

(iv) if the Merger shall not have been consummated by June 30, 2012; provided, however, that this deadline shall be extended to September 30, 2012 in the event the parties are proceeding in good faith with respect to the consummation of the Merger; or

(v) if, after complying with Section 7.3, (A) Bluegreen’s Special Committee and/or Board of Directors or BFC’s Board of Directors shall have finally determined to approve or recommend a Superior Proposal to Bluegreen’s or BFC’s shareholders, as the case may be, or (B) Bluegreen’s Special Committee and/or Board of Directors or BFC’s Board of Directors withholds or withdraws its recommendation of this Agreement or the Merger or modifies or changes such recommendation in a manner adverse to the other party.

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(a) by Bluegreen if:

(i) BFC or Merger Sub shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which breach (A) cannot be or has not been cured, in all material respects, within fifteen (15) days after the giving of written notice to BFC or Merger Sub, as the case may be, and (B) would result in the failure to satisfy a condition set forth in Section 8.2; or

(ii) Cassel Salpeter & Co., LLC has withdrawn, revoked, annulled or materially modified its fairness opinion.

(b) by BFC if:

(i) Bluegreen shall have breached in any material respect any representation, warranty, covenant or other agreement contained in this Agreement, which breach (A) cannot be or has not been cured, in all material respects, within fifteen (15) days after the giving of written notice to Bluegreen and (B) would result in the failure to satisfy a condition set forth in Section 8.3;

(ii) JMP Securities LLC has withdrawn, revoked, annulled or materially modified its fairness opinion; or

(iii) a tender offer or exchange offer for ten percent (10%) or more of the outstanding shares of Bluegreen Common Stock shall have been commenced or a registration statement or statement on Schedule TO with respect thereto shall have been filed (other than by BFC or an Affiliate thereof (other than Bluegreen or any of its Subsidiaries, directors, officers, employees or agents)) and the Board of Directors of Bluegreen shall, notwithstanding its obligations hereunder, have (A) recommended that Bluegreen’s shareholders tender their shares in such tender or exchange offer or (B) publicly announced its intention to take no position with respect to such tender offer.

9.2 Effect of Termination. If this Agreement is terminated pursuant to this Article IX, written notice thereof shall promptly be given by the party electing such termination to the other party and, subject to the expiration of the cure periods provided in Sections 9.1(c)(i) and (b)(i), if any, this Agreement shall terminate without further actions by the parties and no party shall have any further obligations under this Agreement except that nothing in this Section 9.2 shall relieve a breaching party for liability for its willful or intentional breach of this Agreement.

ARTICLE X

MISCELLANEOUS

10.1 Survival of the Representations and Warranties. No investigation by the parties hereto made heretofore or hereafter shall affect the representations and warranties of the parties which are contained herein, and each such representation and warranty shall survive such investigation. The representations and warranties of the parties hereto contained in this Agreement and in any certificate delivered pursuant hereto or in any exhibit or schedule to this Agreement shall not survive the Effective Time.

10.2 Payment of Expenses. Except as set forth in the following sentence, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated. BFC and Bluegreen each agree to pay one-half ( 1/2) of any printing, mailing and filing expenses of the Registration Statement, the Joint Proxy Statement/Prospectus and any applicable pre-merger notification and report forms under the HSR Act.

10.3 Assignment; Binding Effect. This Agreement shall not be assigned or delegated, in whole or in part (whether pursuant to a merger, by operation of Law or otherwise), by any party without the prior written consent

Annex A-33

of the other parties. Any attempted assignment in violation of this prohibition shall be null and void. All of the terms and provisions hereof shall be binding upon, and inure to the benefit of, the respective heirs, personal representatives, legal representatives, successors and permitted assigns of the parties hereto.

10.4 Governing Law. This Agreement will be governed and enforced in all respects, including validity, interpretation and effect, by the Laws of the State of Florida, without giving effect to its principles of conflicts of laws.

10.5 Consent to Jurisdiction.

(a) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the federal and state courts of Florida located in Broward County, Florida for the purpose of any action arising out of or relating to this Agreement, and each of the parties hereto irrevocably agrees that all claims in respect to such action may be heard and determined exclusively in such courts. Each of the parties hereto agrees that a final judgment in any action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b) Each party hereby (i) consents to service of process in any action between the parties arising in whole or in part under or in connection with this Agreement in any manner permitted by Florida Law, (ii) agrees that service of process made in accordance with clause (i) or made by registered or certified mail, return receipt requested, at its address specified pursuant to Section 10.8, will constitute good and valid service of process in any such action and (iii) waives and agrees not to assert (by way of motion, as a defense, or otherwise) in any such action any claim that service of process made in accordance with clause (i) or (ii) does not constitute good and valid service of process.

10.6 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.6.

10.7 Counterparts. This Agreement may be executed in several counterparts and one or more separate documents, all of which together shall constitute one and the same instrument with the same force and effect as though all of the parties had executed the same document. Notwithstanding Section 10.8 or anything to the contrary contained herein, delivery of an executed counterpart signature page to this Agreement by facsimile or other electronic transmission shall be effective as delivery of an original executed counterpart signature page.

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10.8 Notices. All notices and other communications hereunder shall be in writing and, subject to Section 10.7, shall be deemed to have been duly received (i) on the date given if delivered personally or by facsimile (ii) one day after being sent by nationally recognized overnight delivery service or (iii) five days after having been mailed by registered or certified mail (postage prepaid, return receipt requested), to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If either to BFC or Merger Sub, addressed to:

BFC Financial Corporation

2100 West Cypress Creek Road

Fort Lauderdale, Florida 33309

Attn: Alan B. Levan, Chief Executive Officer

Facsimile: (954) 940-5050

with a copy addressed to (which shall not constitute notice):

Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.

150 West Flagler Street, Suite 2200

Miami, Florida 33130

Attn: Alison W. Miller, Esq.

Facsimile: (305) 789-3395

If to Bluegreen, addressed to:

Bluegreen Corporation

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

Attn: John M. Maloney, Jr., Chief Executive Officer and President

Facsimile: (561) 912-8002

and to

Arnold Sevell, Chairman of the Special Committee

Sevell Realty Partners, Inc.

2295 Corporate Boulevard, N.W., Suite 131

Boca Raton, Florida 33431-7328

Facsimile: (561) 241-4700

with a copy addressed to (which shall not constitute notice):

Akerman Senterfitt, P.A.

One Southeast Third Avenue

25th Floor

Miami, Florida 33131-1714

Attn: Stephen K. Roddenberry, Esq.

Facsimile: (305) 374-5095

10.9 Entire Agreement. All exhibits and schedules referred to in this Agreement are integral parts hereof, and this Agreement, together with such exhibits and schedules, constitutes the entire agreement among the parties hereto with respect to the matters contained herein and therein, and supersedes all prior agreements and understandings between the parties with respect thereto.

10.10 Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

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10.11 Knowledge of the Parties. Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of any of the parties hereto, each of the parties hereto acknowledges and confirms that it has made reasonable inquiry as to the matters that are the subject of such representations and warranties. Where reference is made to a party’s knowledge or any similar phrase, such reference shall be deemed to include the respective executive officers and directors of such party and each of its Subsidiaries, all of whom shall be deemed to have conducted the inquiry required in this Section 10.11.

10.12 Attorneys’ Fees. In any action or proceeding brought to enforce any provision of this Agreement, or where any provision hereof is validly asserted as a defense, the successful party shall be entitled to recover reasonable attorneys’ fees and expenses through all appeals in addition to any other remedy.

10.13 No Third Party Beneficiary. Except as permitted in Section 7.7, nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person other than the parties hereto and their respective heirs, personal representatives, legal representatives, successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

10.14 Injunctive Relief. It is possible that remedies at law may be inadequate and, therefore, the parties hereto shall be entitled to equitable relief, including, without limitation, injunctive relief, specific performance or other equitable remedies, in addition to all other remedies provided hereunder or available to the parties hereto at law or in equity.

10.15 Severability. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Merger and the other transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that such transactions be consummated as originally contemplated to the fullest extent possible.

10.16 Amendment and Waiver. This Agreement may be amended or modified in whole or in part at any time only by a writing signed by the parties hereto. Any term, condition or provision of this Agreement may be waived in writing at any time by the party which is entitled to the benefits thereof. Any such waiver shall not constitute a waiver of any of the waiving party’s other rights or remedies or of any other or future breach, violation or default hereunder.

10.17 Special Committee. Except as may be required by applicable Law, prior to the Effective Time, any consent, waiver or other determination to be made, or action to be taken, by Bluegreen under this Agreement shall be made or taken only upon the approval of the Special Committee.

10.18 Time of the Essence. Time is of the essence in the performance of all agreements, obligations and covenants by the parties under this Agreement.

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

BFC FINANCIAL CORPORATION,
a Florida corporation

By:	/s/ Alan B. Levan
Alan B. Levan,
Chairman, Chief Executive Officer and
President

BXG FLORIDA, LLC,
a Florida limited liability company

By:	/s/ Alan B. Levan
Alan B. Levan,
Chief Executive Officer

BLUEGREEN CORPORATION,
a Massachusetts corporation

By:	/s/ John M. Maloney, Jr.
John M. Maloney, Jr.,
Chief Executive Officer and President

Annex B

Opinion of JMP Securities LLC

November 10, 2011

PERSONAL AND CONFIDENTIAL

Board of Directors

BFC Financial Corporation

2100 West Cypress Creek Road

Fort Lauderdale, FL 33309

Members of the Board:

We understand that BFC Financial Corporation (“BFC”), BG Florida, LLC, an indirect wholly owned subsidiary of BFC (“Merger Sub”), and Bluegreen Corporation (“Bluegreen”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated November 9, 2011 (the “Agreement”), which provides, among other things, for the merger of Bluegreen with and into Merger Sub (the “Merger”). Pursuant to the Agreement, each share of common stock, par value $0.01 per share (“Bluegreen Common Stock”), of Bluegreen issued and outstanding immediately prior to the consummation of the Merger (the “Effective Time”), other than shares held by BFC, Merger Sub or Bluegreen, and certain other shares specified in the Agreement, will be converted into the right to receive eight shares of Class A Common Stock, par value $0.01 per share (“BFC Class A Common Stock”), of BFC (the “Exchange Ratio”). The terms and conditions of the Merger are more fully set forth in the Agreement which you have provided to us.

You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of BFC Class A Common Stock and holders of Class B Common Stock, par value $0.01 per share (“BFC Class B Common Stock” and, together with BFC Class A Common Stock, “BFC Common Stock”), of BFC. For purposes of the opinion set forth herein, we have:

(i)	reviewed the Agreement;

(ii)	reviewed certain publicly available financial information of BFC and Bluegreen, including each of BFC’s and Bluegreen’s annual report on Form 10-K for the year ended December 31, 2010 and quarterly report on Form 10-Q for the quarter ended June 30, 2011;

(iii)	reviewed certain other business and financial information of BFC and Bluegreen, including Bluegreen’s financial forecasts, projections and analyses prepared by Bluegreen’s management in the form furnished to us for the years ending December 31, 2011 through December 31, 2017;

(iv)	reviewed the reported historical prices and volumes for BFC Class A Common Stock and Bluegreen Common Stock;

(v)	reviewed the financial terms, to the extent publicly available, of certain acquisition transactions that we believe are generally comparable to the transaction contemplated by the Agreement;

(vi)	participated in discussions among representatives of BFC and Bluegreen and legal advisors of BFC; and

(vii)	considered such other factors, and performed such other analyses, as we have deemed appropriate.

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We have assumed and relied upon without independent verification the accuracy and completeness of the information supplied or otherwise made available to us by BFC and Bluegreen for the purposes of this opinion. We have further relied upon the assurance of the management of BFC and Bluegreen that they are not aware of any facts that would make any of such information inaccurate or misleading. With respect to financial forecasts, projections, analyses and other forward-looking information and data provided to or otherwise discussed with us, we have assumed, with your consent, that such forecasts, projections, analyses and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of BFC and Bluegreen as to the future financial performance of Bluegreen, and provide a reasonable basis for our opinion. BFC management has informed us that only one year of financial projections exist that represent the best currently available estimates and judgments of BFC management as to the future financial results and operations of BFC. As a result, in reaching our conclusion hereunder, we did not perform a discounted cash flow analysis of BFC. In addition, we have assumed that the proposed Merger will be consummated in accordance with the terms set forth in the Agreement without: the occurrence of any Material Adverse Effect; the occurrence of any litigation, arbitration or other proceeding which enjoins or prohibits the consummation of the transactions contemplated by the Agreement; the enactment of any Law which prohibits the consummation of the proposed Merger; or the issuance of any order which precludes consummation of the proposed Merger. We have assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals, permits, consents and orders required for the proposed Merger, no delays, limitations, conditions, restrictions or orders will be imposed that would have an adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of BFC and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of BFC or Bluegreen, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We were not requested to consider, and our opinion does not address, BFC’s underlying business decision to enter into the Agreement, or the relative merits of the proposed Merger as compared to any alternative business strategies that might exist for BFC or the effect of any other transaction in which BFC might engage. We were not requested to consider, and our opinion does not address, any terms of the Agreement whether financial or nonfinancial (other than the Exchange Ratio), nor does it address the terms of any of the related agreements to be entered into by the parties in connection with the proposed Merger or any other aspect of the proposed Merger, other than as expressly set forth herein. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the proposed Merger or class of such persons, relative to the Merger consideration or otherwise.

We are acting as financial advisor to the Board of Directors of BFC in connection with the proposed transaction set forth in the Agreement and will receive a fee for providing this opinion. In addition, BFC has agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our trading, brokerage, investment management and financing activities, we, or our affiliates, may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in equity securities of BFC, Bluegreen or any other company or any currency or commodity that may be involved in this transaction. We, and our affiliates, in the ordinary course of business have from time to time provided, and in the future may continue to provide, investment banking services to BFC and have received fees for the rendering of such services. The issuance of this opinion was approved by the Opinions Committee of JMP Securities LLC.

It is understood that this letter is for the information of the Board of Directors of BFC only and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing with the Securities and Exchange Commission required to be made by BFC in respect of the proposed

Annex B-2

Merger if such inclusion is required by applicable law. In addition, we express no opinion or recommendation as to how the holders of BFC Common Stock should vote at the stockholders’ meeting to be held in connection with the proposed Merger.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of BFC Common Stock.

Very truly yours,

/s/ JMP SECURITIES LLC

Annex B-3

Annex C

Opinion of Cassel Salpeter & Co., LLC

November 11, 2011

The Special Committee of the Board of Directors

Bluegreen Corporation

4960 Conference Way North

Suite 100

Boca Raton, FL 33431

Members of the Special Committee:

We have been advised that Bluegreen Corporation (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, BFC Financial Corporation (“BFC”) and a newly-formed wholly owned indirect subsidiary of BFC (“Merger Sub”). We have been further advised that, pursuant to the Merger Agreement, the Company will merge with and into Merger Sub, with Merger Sub to be the surviving company in the merger (the “Merger”), and that each share of common stock, par value $0.01 per share (“Company Common Stock”), of the Company that is issued and outstanding immediately prior to the effective time of the Merger, excluding any shares of Company Common Stock owned by BFC, Merger Sub or the Company and certain other shares specified in the Merger Agreement, shall be converted into the right to receive eight (8) shares of Class A common stock, par value $0.01 per share (“BFC Class A Common Stock”), of BFC (as equitably adjusted in accordance with the Merger Agreement to reflect the Reverse Split (as defined below), the “Exchange Ratio”). You have advised us and for purposes of this Opinion (as defined below) we have assumed that prior to the effective time of the Merger (i) BFC will effect a reverse stock split of shares of BFC Class A Common Stock into a lesser number of shares of BFC Class A Common Stock and a reverse stock split of shares of Class B common stock, par value $0.01 per share (“BFC Class B Common Stock” and, together with BFC Class A Common Stock, “BFC Common Stock”), of BFC into a lesser number of shares of BFC Class B Common Stock (the “Reverse Split”) and (ii) the BFC Class A Common Stock to be issued to the Unaffiliated Shareholders (as defined below) in the Merger pursuant to the Merger Agreement will be listed with and authorized for trading on a national securities exchange (or an inter-dealer quotation system of a registered national securities association.

We understand that BFC currently owns 16,922,953 shares of Company Common Stock and that BFC also owns 8,133,353 shares of Class A common stock, par value $0.01 per share (the “BankAtlantic Class A Common Stock”) of BankAtlantic Bancorp, Inc. (“BankAtlantic”), 195,045 shares of Class B common stock, par value $0.01 per share (the “BankAtlantic Class B Common Stock” and, together with BankAtlantic Class A Common Stock, “BankAtlantic Common Stock”) of BankAtlantic, and 1,582,577 shares of common stock, par value $0.10 per share (the “Benihana Common Stock”) of Benihana Inc. (“Benihana”).

You have requested that Cassel Salpeter & Co., LLC render an opinion (this “Opinion”) to the Special Committee of the Board of Directors of the Company (the “Special Committee”) as to whether, as of the date of this Opinion, the Exchange Ratio in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the holders of the Company Common Stock other than BFC and its affiliates (the “Unaffiliated Shareholders”).

In arriving at this Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

•	Reviewed a draft of the Merger Agreement received on November 10, 2011.

•	Reviewed publicly available financial information and other data with respect to the Company, BFC, BankAtlantic and Benihana that we deemed relevant, including their Annual Reports on Form 10-K for

Annex C-1

the most recent fiscal year, certain Quarterly Reports on Form 10-Q for periods subsequent thereto, certain other communications to stockholders, and certain other publicly available filings with the Securities and Exchange Commission by each of the Company, BFC, BankAtlantic and Benihana.

•

Reviewed certain other information and data with respect to the Company and BFC made available to us by the Company and BFC, including internal financial information furnished to us by or on behalf of the Company and BFC and financial projections with respect to the future financial performance of the Company for the four years ending December 31, 2015, prepared by management of the Company (the “Projections”).

•	Considered and compared the financial and operating performance of the Company, BankAtlantic and Benihana with that of other public companies that we deemed relevant.

•	Considered the publicly available financial terms of certain transactions that we deemed relevant.

•	Considered a discounted cash flow analysis of the Company based upon the Projections.

•	Considered and compared the implied premium paid in the Merger with that of premiums paid in certain other transactions that we deemed relevant.

•	Considered the premiums and discounts to historical trading prices of Company Common Stock and BFC’s Class A Common Stock implied by the Exchange Ratio.

•	Considered the historical trading prices and trading activity of BankAtlantic Class A Common Stock and Benihana Common Stock.

•	Discussed the business, operations, and prospects of the Company and BFC and the proposed Merger with the Company’s and BFC’s management and certain of the Company’s and BFC’s representatives.

•	Conducted such other analyses and inquiries, and considered such other information and factors as we deemed appropriate.

This Opinion only addresses whether, as of the date hereof, the Exchange Ratio in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the Unaffiliated Shareholders. This Opinion does not address any other terms, aspects or implications of the Merger or the Merger Agreement, including, without limitation, the fairness of the Exchange Ratio to any other security holders of the Company or any creditors or other constituencies of the Company and the fairness of the amount or nature, or any other aspect, of any compensation to or consideration payable to or received by any officers, directors, or employees of any parties to the Merger, or any class of such persons, relative to the Exchange Ratio to be received by the Unaffiliated Shareholders in the Merger, or otherwise. We are not expressing any opinion as to what the value of shares of BFC Class A Common Stock actually will be when issued to the Unaffiliated Shareholders in the Merger or the prices at which shares of BFC Common Stock, BankAtlantic Common Stock or Benihana Common Stock may trade, be purchased or sold at any time.

This Opinion does not address the relative merits of the Merger as compared to any alternative transaction or business strategy that might exist for the Company, or the merits of the underlying decision by the Company to engage in or consummate the Merger. We were not authorized to, and we did not solicit indications of interest from third parties regarding a potential transaction with the Company.

In arriving at this Opinion, we have relied upon and assumed, with your consent, and without independently verifying, the accuracy and completeness of all of the financial and other information that was supplied or otherwise made available to us or available from public sources and we have further relied upon the assurances of the Company’s and BFC’s management that they were not aware of any facts or circumstances that would make any such information inaccurate or misleading. As you are aware, we have not been provided with access to nonpublic information regarding BankAtlantic and Benihana and consequently, for purposes of our analysis and this Opinion, we have, with your agreement, assumed that the current trading prices of BankAtlantic Class A

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Common Stock and Benihana Common Stock fairly reflect the value of such securities and BFC’s investment therein and are a reasonable basis on which to evaluate such investments and BFC’s investment in BankAtlantic Class B Common Stock. We are not legal, tax, or regulatory advisors and we do not express any views or opinions as to any legal, tax or regulatory consequences or implications of the Merger. We understand and have assumed that the Company has obtained or will obtain such advice as it deems necessary or appropriate from qualified legal, tax and regulatory professionals. You have also advised us and we have assumed that the Projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company with respect to the future financial performance of the Company and that such information provides a reasonable basis upon which to analyze and evaluate the Company. We have not evaluated the solvency of the Company, BFC, BankAtlantic or Benihana, the fair value of the Company, BFC, BankAtlantic, Benihana or any of their respective assets or liabilities, or whether the Company or BFC is paying or receiving reasonably equivalent value in the Merger. Without limiting the generality of the foregoing, we have not performed any actuarial or other analyses under any applicable foreign, state, or federal laws relating to bankruptcy, insolvency, fraudulent transfer, or similar matters, nor have we evaluated in any way the ability of the Company or BFC to pay its obligations when they come due. We have not physically inspected the Company’s and BFC’s properties or facilities and have not made or obtained any evaluations or appraisals of the Company’s or BFC’s assets or liabilities (including any contingent, derivative, or off-balance-sheet assets and liabilities). We have not attempted to confirm whether the Company and BFC have good title to their respective assets. In addition, with respect to BankAtlantic, we are not experts in banking matters or in evaluating loan, lease, investment or trading portfolios for purposes of assessing the adequacy of the allowances for losses, or evaluating goodwill for purposes of assessing any impairment thereto. We did not make an independent evaluation of the adequacy of the BankAtlantic’s allowances for such losses, nor have we reviewed any individual loan or credit files or investment or trading portfolios. In all cases, we have assumed that BankAtlantic’s allowances for such losses are adequate to cover such losses.

We have assumed, with your consent, that the Merger will be consummated in a manner that complies in all respects with applicable foreign, federal, state, and local laws, rules, and regulations and that, in the course of obtaining any regulatory or third party consents, approvals, or agreements in connection with the Merger, no delay, limitation, restriction, or condition will be imposed that would have an adverse effect on the Company, BFC, BankAtlantic, Benihana, or the Merger. We also have assumed, with your consent, that the final executed form of the Merger Agreement will not differ in any material respect from the draft we have reviewed and that the Merger will be consummated on the terms set forth in the Merger Agreement, without waiver, modification, or amendment of any term, condition, or agreement thereof that is material to our analyses or this Opinion. We have also assumed that the representations and warranties of the parties to the Merger Agreement contained therein are true and correct and that each such party will perform all of the covenants and agreements to be performed by it under the Merger Agreement. We offer no opinion as to the contractual terms of the Merger Agreement or the prospect that the conditions to the consummation of the Merger set forth in the Merger Agreement will be satisfied. We have further assumed that for U.S. federal tax income purposes the Merger shall qualify as a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

Our analysis and this Opinion are necessarily based upon market, economic, and other conditions, as they exist on, and could be evaluated as of, the date hereof and upon certain assumptions regarding such financial, economic, market and other conditions, which are currently subject to unusual volatility and which, if different than assumed, could have a material impact on our analyses and this Opinion. Accordingly, although subsequent developments may arise that would otherwise affect this Opinion, we do not assume any obligation to update, review, or reaffirm this Opinion to you or any other person or otherwise to comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is addressed to the Special Committee for the use and benefit of the Special Committee and the Board of Directors of the Company (solely in their capacities as such) in connection with their evaluation of the Merger. This Opinion may not be used for any other purpose without our prior written consent. This Opinion is

Annex C-3

not intended to and does not constitute advice or a recommendation to any of the Company’s shareholders or other security holders as to how such shareholder or other security holder should vote or act with respect to any matter relating to the Merger or otherwise. This Opinion should not be construed as creating any fiduciary duty on our part to any party to the Merger Agreement, any security holder of any such party, any creditor of the Company, or any other person.

We will receive a fee for acting as financial advisor to the Special Committee in connection with the Merger and rendering this Opinion, no portion of which is contingent upon the completion of the Merger. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities that may arise out of our engagement or the rendering of this Opinion. In accordance with our policies and procedures, a fairness committee was not required to, and did not approve the issuance of this Opinion.

Based upon and subject to the foregoing, it is our opinion that, as of the date of this Opinion, the Exchange Ratio in the Merger pursuant to the Merger Agreement is fair, from a financial point of view, to the Unaffiliated Shareholders.

Very truly yours,

/s/ Cassel Salpeter & Co., LLC

Annex C-4

Annex D

FORM OF

SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

BFC FINANCIAL CORPORATION

The Amended and Restated Articles of Incorporation, as amended, of BFC FINANCIAL CORPORATION, a Florida corporation (the “Corporation”), are hereby further amended and restated pursuant to the provisions of Sections 607.1003 and 607.1007 of the Florida Business Corporation Act.

FIRST, the Amended and Restated Articles of Incorporation, as amended, of the Corporation are hereby amended as follows: At 4:00 p.m., Eastern time, on the date these Second Amended and Restated Articles of Incorporation are filed with the Florida Department of State (the “Effective Time”), each             (    ) shares of the Corporation’s Class A Common Stock, par value $.01 per share (“Class A Common Stock”), issued and outstanding shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Class A Common Stock, and each             (    ) shares of the Corporation’s Class B Common Stock, par value $.01 per share (“Class B Common Stock”), issued and outstanding shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Class B Common Stock, in each case without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”).

SECOND, the Second Amended and Restated Articles of Incorporation, after giving effect to the foregoing amendment, shall be as follows:

ARTICLE I

NAME

The name of the Corporation is BFC Financial Corporation.

ARTICLE II

NATURE OF BUSINESS

The Corporation was formed for the following purposes: (i) to conduct any and all business activities permitted by the laws of the State of Florida; (ii) to generally have and exercise all powers, rights and privileges necessary and incident to carrying out properly the objects mentioned; and (iii) to carry on any other lawful business and to do any and everything necessary, suitable, convenient or proper for the accomplishment of any of the purposes or the attainment of any or all of the objects hereinbefore enumerated or incidental to the purposes and powers herein named or for the enhancement of the value of the property of the Corporation or which at any time appear conducive thereto or expedient.

ARTICLE III

TERM OF EXISTENCE

The Corporation shall have perpetual existence unless sooner dissolved in accordance with the laws of the State of Florida.

Annex D-1

ARTICLE IV

CAPITAL STOCK

The Corporation is authorized to have outstanding three classes of capital stock designated Special Class A Common Stock, Class B Common Stock (previously designated Common Stock) and Preferred Stock.

Special Class A Common Stock: The Corporation is authorized to issue 150,000,000 shares of Special Class A Common Stock at a par value of $.01 per share. The Special Class A Common Stock may be issued from time to time in one or more series in any manner permitted by law as determined from time to time by the Board of Directors and stated in the resolution or resolutions providing for the issuance of the Special Class A Common Stock adopted by the Board of Directors pursuant to authority hereby vested in the Board of Directors, each series (other than the first series, which may be designated as “Class A Common Stock”) to be appropriately designated prior to the issuance of any shares thereof by some distinguishing letter number, or title. All shares of each series of Special Class A Common Stock shall be identical except as to the following relative rights and preferences as to which there may be variations between different series: (i) the rate or manner of payment of dividends and the dates from which such dividends shall commence to accrue; (ii) whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption; (iii) the amount payable upon shares in the event of voluntary or involuntary liquidation; (iv) sinking fund provisions, if any, for the redemption or purchase of shares; (v) the terms and conditions, if any, on which shares may be converted; and (vi) voting rights, if any.

The designation of each particular series of Special Class A Common Stock and its terms in respect of the foregoing particulars shall be fixed and determined by the Board of Directors in any manner permitted by law and stated in the resolution or resolutions providing for the issuance of such shares adopted by the Board of Directors pursuant to authority hereby vested in it, before any shares of such series are issued. The Board of Directors may from time to time increase the number of shares of any series of Special Class A Common Stock already created by providing that any unissued Special Class A Common Stock shall constitute part of such series, or may decrease (but not below the number of shares thereof then outstanding) the number of shares of any series of Special Class A Common Stock already created by providing that any unissued shares previously assigned to such series shall no longer constitute part thereof. The Board of Directors is hereby empowered to classify or reclassify any unissued Special Class A Common Stock by fixing or altering the terms thereof in respect of the above mentioned particulars and by assigning the same to an existing or newly created series from time to time before the issuance of such shares.

Class B Common Stock: The Corporation is authorized to issue 20,000,000 shares of Class B Common Stock at a par value of $.01 per share.

Preferred Stock: The Corporation is authorized to issue 10,000,000 shares of Preferred Stock at a par value of $.01 per share. The Preferred Stock may be divided into and issued in series by the Board of Directors as set forth below.

The Board of Directors is authorized to divide the Preferred Stock into series or classes having the relative rights, preferences and limitations as may from time to time be determined by the Board of Directors. Without limiting the foregoing, the Board of Directors is expressly authorized to fix and determine: (i) the number of shares which shall constitute the series and the designation of such shares; (ii) the rate and the time at which dividends on that series shall be paid and whether, and the extent to which, such dividends shall be cumulative or noncumulative; (iii) the right of the holders of the series to vote; (iv) the preferential rights of the holders upon liquidation or distribution of the assets of the Corporation; (v) the terms upon which the holders of any series may convert their shares into any class or classes; and (vi) the terms and conditions upon which the series may be redeemed, and the terms and amount of any sinking fund or purchase fund for the purchase or redemption of that series.

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ARTICLE V

PREFERENCES, LIMITATION AND

RELATIVE RIGHTS OF SHARES

Section 1. Dividends

Holders of record of each share of Class B Common Stock shall be entitled to share pro rata in cash dividends when and as declared by the Board of Directors out of funds legally available at the rate per share per annum and at the time and in the manner determined by the Board of Directors and each holder of the Special Class A Common Stock and Preferred Stock shall have such rights to receive dividends as is set forth herein, or if not set forth herein, as is determined by the Board of Directors at the time of issuance of such shares.

Section 2. Rights Upon Liquidation or Dissolution

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the remaining assets of the Corporation shall be payable to and distributed ratably among the holders of the Class B Common Stock and to the holders of the Special Class A Common Stock and Preferred Stock in accordance with their rights on liquidation, dissolution or winding up of the Corporation’s affairs as is set forth herein, of if not set forth herein, as the Board of Directors at the time of issuance of such shares shall have determined.

Section 3. Voting Rights.

Except as provided in this Article V (or in any supplementary sections hereto), all rights to vote and all voting power (including, without limitation, the right to elect directors) shall be vested exclusively in the holders of Class A Common Stock (as hereinafter defined) and the holders of Class B Common Stock, voting together without regard to class. The Class A Common Stock and Class B Common Stock are sometimes hereinafter referred to collectively as the “Common Stock.”

(a) Class A Common Stock. On all matters presented for a vote of shareholders, holders of Class A Common Stock shall be entitled to one vote for each share held. Until the total number of outstanding shares of Class B Common Stock shall first fall below             shares (an AInitial Trigger Event@), the Class A Common Stock shall possess in the aggregate 22% of the total voting power of the Common Stock (as adjusted pursuant to clauses (ii) and (iv) of subparagraph (b) below, the AClass A Percentage@).

(b) Class B Common Stock.

(i) On all matters presented for a vote of shareholders, holders of Class B Common Stock shall be entitled to a number of votes (which may be or include a fraction of a vote) for each share of Class B Common Stock held equal to the quotient derived by dividing (1) the number equal to (x) the total number of shares of Class A Common Stock outstanding on the relevant record date divided by the Class A Percentage less (y) the total number of shares of Class A Common Stock outstanding on such record date by (2) the total number of shares of Class B Common Stock outstanding on such record date.

(ii) Until the occurrence of an Initial Trigger Event, the Class B Common Stock shall possess in the aggregate 78% of the total voting power of the Common Stock (as adjusted pursuant to clauses (ii) and (iv) below, the AClass B Percentage@). From and after the occurrence of an Initial Trigger Event but prior to a Final Trigger Event, the Class A Percentage shall be increased and the Class B Percentage shall be decreased based on the number of shares of Class B Common Stock then issued and outstanding as follows:

(1)	if, on the record date for any matter to be voted upon, or consented to, by the Corporation’s shareholders, the number of outstanding shares of Class B Common Stock is less than but greater than , then the Class A Percentage shall thereafter be equal to 40% and the Class B Percentage shall thereafter be equal to 60%, in each case until further adjusted in accordance herewith; and

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(2)	if, on the record date for any matter to be voted upon, or consented to, by the Corporation’s shareholders, the number of outstanding shares of Class B Common Stock is less than then the Class A Percentage shall thereafter be equal to 53% and the Class B Percentage shall thereafter be equal to 47%.

(iii) Notwithstanding the foregoing nor anything else herein to the contrary, until the occurrence of a Final Trigger Event: (1) at no time shall the Class B Percentage be increased or the Class A Percentage reduced as a result of a change in the number of shares of Class B Common Stock outstanding other than through the operation of subparagraph (e) below; and (2) the Class A Percentage shall never be greater than 53% and the Class B Percentage shall never be less than 47%.

(iv) When the total number of outstanding shares of Class B Common Stock shall first fall below                      shares (a “Final Trigger Event”), thereafter, on all matters presented for a vote or consent of the Corporation’s shareholders, holders of Class B Common Stock shall be entitled to one vote for each share held and the Class A Percentage and the Class B Percentage shall no longer have any application or effect.

(c) Cumulative Voting. There shall be no cumulation of votes for the election of directors.

(d) Class Vote by Class B Common Stock. Notwithstanding any other provision of this Article V, until the occurrence of a Final Trigger Event, the Corporation shall not take any of the following actions without the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, given separately as a class, which vote shall be in addition to any right to vote required by the laws of the State of Florida: (i) issue any additional shares of Class B Common Stock, except (1) pursuant to a stock dividend issued exclusively to the holders of Class B Common Stock, (2) pursuant to the terms of any securities outstanding on June 18, 2002 that are by their terms convertible into or exchangeable or exercisable for shares of Class B Common Stock, (3) pursuant to the terms of any class or series of securities established and issued after June 18, 2002 in accordance with the “Preferred Stock” provisions of Article IV hereof or (4) pursuant to any stock options exercisable for shares of Class B Common Stock issued under the terms of any stock option plan of the Corporation existing on June 18, 2002 or established after June 18, 2002 and approved by the holders of a majority of the then issued and outstanding shares of Class B Common Stock; (ii) effect any reduction in the number of outstanding shares of Class B Common Stock (other than by holders of Class B Common Stock converting Class B Common Stock into Class A Common Stock or through voluntary disposition thereof to the Corporation); or (iii) effect any change or alteration in any provision of this Section 3.

(e) Adjustments. In the event of a reorganization, recapitalization, merger or stock split affecting the Class B Common Stock, then the threshold number of shares of Class B Common Stock referenced in the definition of an Initial Trigger Event, in the definition of a Final Trigger Event or in the adjustment of the Class A Percentage or the Class B Percentage specified in subsection (b)(ii) of this Section 3 and the number or kind of shares into which the Class B Common Stock are convertible pursuant to this Article V shall be appropriately and proportionately adjusted; and in each such case such provisions shall be applied so as to give effect to such adjustments. If any such transaction shall be effected by amendment of these Articles of Incorporation, then such amendment shall itself adjust such threshold share number or conversion rate in accordance with the foregoing.

Section 4. Conversion Rights

The holders of record of Class B Common Stock may, at any time after the first issuance of shares of Special Class A Common Stock, convert their shares into Special Class A Common Stock on a one-for-one basis.

Section 5. Class A Common Stock

(a) Designation and Amount. The Board of Directors has adopted resolutions designating a series of Special Class A Common Stock. The shares of such series shall be designated “Class A Common Stock” (the “Class A Common Stock”), and the number of shares constituting such series shall be 150,000,000.

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(b) Voting. A holder of shares of Class A Common Stock shall be entitled to vote in accordance with the provisions of Section 3 of this Article V.

(c) Dividends. Holders of record of each share of Class A Common Stock shall be entitled to share pro rata with the holders of shares of Class B Common Stock such dividends when and as declared by the Board of Directors out of funds legally available at the rate per share per annum and at the time and in the manner determined by the Board of Directors, provided that with respect to dividends or other distributions payable other than in cash, including distributions pursuant to stock dividends or stock splits or divisions, the distribution per share of Class A Common Stock must be identical to the distribution per share of Class B Common Stock, except that a dividend or other distribution to holders of Class A Common Stock may be declared and issued in Class A Common Stock and a dividend or other distribution to holders of Class B Common Stock may be declared and issued in either Class A Common Stock or Class B Common Stock, provided that in each case the number of shares so declared and issued on a per share basis to such holders is the same.

(d) Rights upon Liquidation or Dissolution. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the holders of Class A Common Stock shall share pro rata with the holders of Class B Common Stock the remaining assets of the Corporation payable to holders of Class A Common Stock and Class B Common Stock.

Section 6. 5% Preferred Stock

(a) Designation and Amount. The Board of Directors has adopted resolutions designating a series of preferred stock. The series of preferred stock shall be designated and known as “5% Cumulative Preferred Stock” (the “5% Preferred Stock”). The number of shares constituting the 5% Preferred Stock shall be 15,000 shares. Each share of 5% Preferred Stock shall have a stated value equal to $1,000 (the “Stated Value”).

(b) Redemption.

(i) The shares of 5% Preferred Stock may be redeemed at the option of the Corporation, at any time and from time to time on or after April 30, 2005, at the following redemption prices per share (the “Redemption Price”), if redeemed during the 12-month period beginning April 30 of each of the years set forth below:

Year	Redemption Price
2011	$1,020
2012	$1,015
2013	$1,010
2014	$1,005
2015 and thereafter	$1,000

(ii) In the event the Corporation elects to redeem the shares of 5% Preferred Stock as provided herein, the Corporation shall deliver to each Holder a written notice (the “Redemption Notice”), not less than 30 days prior to the date set for redemption (the “Redemption Date”), which notice shall be sent first class postage prepaid to each Holder at the address last shown on the records of the Corporation for such Holder, and set forth the number of shares to be redeemed, the Redemption Date, the Redemption Price and the place for surrender of the certificates representing the shares of 5% Preferred Stock. On or prior to each Redemption Date, each Holder of shares of 5% Preferred Stock to be redeemed shall surrender his or its certificate or certificates representing such shares to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price of such shares, plus an amount equal to the accumulated and unpaid dividends thereon to the Redemption Date (which shall include any dividends accrued and unpaid from any prior completed quarterly period, plus any pro rata per diem dividends accumulated since the end of the last full quarterly period),

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shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled. In the event less than all the shares represented by any such certificate are redeemed, a new certificate shall be issued representing the unredeemed shares. From and after the Redemption Date, unless there shall have been a default in payment of the Redemption Price, all rights of the Holders of the 5% Preferred Stock designated for redemption in the Redemption Notice (except the right to receive the Redemption Price without interest upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever.

(iii) Notwithstanding anything to the contrary contained herein, in the event the Corporation sells any of its shares of Series B Convertible Preferred Stock (the “Benihana Preferred Stock”) of Benihana, Inc. (“Benihana”) or any shares of Benihana’s common stock received upon conversion of the Benihana Preferred Stock (including any deemed sale upon the liquidation of Benihana), or in the event any shares of Benihana Preferred Stock owned by the Corporation are redeemed by Benihana, then the Corporation shall use the net proceeds from such sale or redemption, as the case may be, to redeem shares of 5% Preferred Stock in equal amounts from each Holder, with such redemption being to the fullest possible extent based on the Redemption Prices set forth in subparagraphs (b)(i) of this Section 6 and the amount of net proceeds received by the Corporation from such sale or redemption. The procedures for any such redemption of the 5% Preferred Stock shall be as set forth in subparagraphs (b)(ii) of this Section 6; provided, however, that the Corporation shall deliver the Redemption Notice to each Holder within 10 days after the Corporation receives the net proceeds from the sale or redemption, as the case may be, of the Corporation’s shares of Benihana Preferred Stock or the sale of shares of Benihana’s common stock received upon conversion of the Benihana Preferred Stock, and the Redemption Date shall be not less than 10 days nor more than 60 days from the date of the Redemption Notice.

(c) Liquidation.

(i) Liquidation Preference. In the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the 5% Preferred Stock shall be entitled to receive, prior and before any distribution of assets shall be made to the holders of any class of Common Stock of the Corporation by reason of their ownership of such Common Stock, an amount equal to the Stated Value per share of 5% Preferred Stock held by such holder of the 5% Preferred Stock plus any accumulated and unpaid dividends thereon (the “Liquidation Preference”); provided, however, that in the event that such liquidation, dissolution or winding up of the Corporation shall be voluntary, then the Liquidation Preference shall be, for purposes of this clause (c)(i) only, an amount equal to the Redemption Price that would have been payable pursuant to clause (b) above had the Corporation redeemed the 5% Preferred Stock on the date of such liquidation, dissolution or winding up. Upon receipt of the Liquidation Preference, the holders of the 5% Preferred Stock shall have no further rights to participate in any remaining assets of the Corporation.

(ii) Ratable Distribution. If upon any liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation to be distributed among the holders of the 5% Preferred Stock shall be insufficient to permit payment in full to the holders of such 5% Preferred Stock of the Liquidation Preference, then all remaining net assets of the Corporation after the provision for the payment of the Corporation’s debts shall be distributed among the holders of the 5% Preferred Stock ratably in proportion to the full amounts to which they would otherwise be entitled to receive.

(iii) Consolidation; Merger; Sale. A consolidation or merger of the Corporation with or into any other corporation or entity, or a sale of all or substantially all of the assets of the Corporation, shall not be deemed to be a liquidation, dissolution or winding up within the meaning of this clause (c).

(d) Voting. Except as otherwise required under Florida law, the 5% Preferred Stock shall have no voting rights.

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(e) Dividends. The holders of the 5% Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors out of funds legally available therefor, cumulative quarterly cash dividends on each share of 5% Preferred Stock at a rate per annum equal to 5% of the Stated Value from the date of issuance, payable quarterly in arrears on the first day of January, April, July and October commencing July 1, 2004. No dividend or other distribution (other than a dividend or distribution payable solely in Common Stock) shall be paid on or set apart for the payment on the Common Stock until such time as all accrued and unpaid dividends on the 5% Preferred Stock have been or contemporaneously are paid or declared and a sum set apart sufficient for the payment thereof. Subject to the foregoing provisions, dividends or distributions on Common Stock as may be determined by the Board of Directors may be declared and paid from time to time out of the remaining funds legally available for the payment of dividends, and the 5% Preferred Stock shall not be entitled to participate in any such dividends or distributions, whether payable in cash, stock or otherwise. Notwithstanding anything to the contrary contained herein, in the event the Corporation defaults on its obligation hereunder to make dividend payments to the Holders of the 5% Preferred Stock, then the Holders shall be entitled, upon written notice to Benihana with a copy to the Corporation (the “Benihana Notice”), (i) to receive directly from Benihana all dividends declared and to be paid on the Corporation’s shares of the Benihana Preferred Stock or (ii) in the event the Corporation previously converted any or all of its shares of Benihana Preferred Stock into shares of Benihana’s common stock, to receive directly from Benihana all payments due with respect to such shares of Benihana’s common stock upon the liquidation of Benihana or other liquidity event, in each case until the Holders receive the aggregate amount they would have received if the Corporation had not so defaulted on its dividend payment obligation. The Benihana Notice shall set forth in reasonable detail, among other information as may be required by Benihana, a description of the Corporation’s default on its dividend payment obligation with respect to the 5% Preferred Stock and the amount of payments on the shares of Benihana Preferred Stock or Benihana’s common stock, as the case may be, that the Holders shall receive in place of the Corporation.

(f) No Preemptive Rights. Holders of the 5% Preferred Stock shall not have any preemptive right whatsoever to purchase, subscribe for or otherwise acquire, stock of any class of the Corporation nor of any security convertible into, nor of any warrant, option or right to purchase, subscribe for or otherwise acquire, stock of any class of the Corporation, whether now or hereafter authorized.

(g) Exclusion of Other Rights. Except as may otherwise be required by Florida law, the shares of 5% Preferred Stock shall not have any rights, preferences or privileges, other than those specifically set forth herein.

(h) Status of Reacquired Shares. No shares of 5% Preferred Stock which have been issued and redeemed may be reissued. All such reacquired shares shall be returned to the status of undesignated shares of Preferred Stock of the Corporation.

Section 7. Series A Preferred Stock.

(a) Designation and Amount. The Board of Directors has adopted resolutions designating a second series of preferred stock. The shares of such series will be designated and known as “Series A Junior Participating Preferred Stock” (the “Series A Preferred Stock”). The number of shares constituting the Series A Preferred Stock is 2,000,000. Such number of shares may be increased or decreased by resolution of the Board; provided, however, that no decrease will reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation and convertible into Series A Preferred Stock.

(b) Dividends and Distributions.

(i) Subject to the rights of the holders of any shares of any series of Preferred Stock ranking prior to the Series A Preferred Stock with respect to dividends, including the 5% Preferred Stock, the holders of shares of Series A Preferred Stock, in preference to the holders of the Common Stock and of any other stock ranking

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junior to the Series A Preferred Stock (collectively, the “Junior Stock”), will be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, dividends payable in cash (except as otherwise provided below) on such dates as are from time to time established for the payment of dividends on the Common Stock (each such date being referred to herein as a “Dividend Payment Date”), commencing on the first Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock (the “First Dividend Payment Date”), in an amount per share (rounded to the nearest cent) equal to, subject to the provision for adjustment hereinafter set forth, the greater of (i) $1 and (ii) 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends, other than a dividend payable in shares of Class A Common Stock or Class B Common Stock, as the case may be, or a subdivision of the outstanding shares of Class A Common Stock or Class B Common Stock, as the case may be (by reclassification or otherwise), declared on the Class A Common Stock and/or Class B Common Stock since the immediately preceding Dividend Payment Date or, with respect to the First Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock. In the event that the Corporation at any time (i) declares a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivides the outstanding shares of Common Stock, (iii) combines the outstanding shares of Common Stock into a smaller number of shares or (iv) issues any shares of its capital stock in a reclassification of the outstanding shares of Common Stock (including any such reclassification in connection with a consolidation or merger in which the Corporation is the continuing or surviving corporation), then, in each such case, the amount to which holders of shares of Series A Preferred Stock would otherwise be entitled immediately prior to such event will be correspondingly adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such event.

(ii) The Corporation will declare a dividend on the Series A Preferred Stock as provided in clause (i) above immediately after it declares a dividend on the Class A Common Stock and/or Class B Common Stock (other than a dividend payable in shares of Common Stock). Each such dividend on the Series A Preferred Stock will be payable immediately prior to the time at which the related dividend on the Class A Common Stock and/or Class B Common Stock is payable.

(iii) Dividends will accrue, and be cumulative, on outstanding shares of Series A Preferred Stock from the Dividend Payment Date immediately preceding the date of issue of such shares, unless (i) the date of issue of such shares is prior to the record date for the First Dividend Payment Date, in which case dividends on such shares will accrue from the date of the first issuance of a share of Series A Preferred Stock, or (ii) the date of issue is a Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a dividend and before such Dividend Payment Date, in either of which events such dividends will accrue, and be cumulative, from such Dividend Payment Date. Accrued but unpaid dividends will cumulate from the applicable Dividend Payment Date but will not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares will be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date will be not more than 60 calendar days prior to the date fixed for the payment thereof.

(c) Voting Rights. The holders of shares of Series A Preferred Stock shall have the following voting rights:

(i) Subject to the provision for adjustment hereinafter set forth and except as otherwise provided herein or in any amendment hereto, or as otherwise required by Florida law, each share of Series A Preferred Stock shall entitle the holder thereof to 100 votes on all matters upon which the holders of the Common Stock are entitled to vote. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding

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shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such event. For purposes of Section 3 of this Article V, including, without limitation, subparagraphs (a) and (b) thereof, the Class A Common Stock and Series A Preferred Stock shall collectively have the total voting power of the Corporation equaling the Class A Percentage, and the number of outstanding shares of Series A Preferred Stock multiplied by a factor of 100 shall be added to the number of outstanding shares of Class A Common Stock for purposes of determining the number of votes that holders of Class B Common Stock shall be entitled to with respect to each share of Class B Common Stock that they hold (and in no event shall anything contained in this paragraph or any other provision or paragraph of this Section 7 be deemed to increase the Class A Percentage above the applicable amount set forth in Section 3 of this Article V).

(ii) Except as otherwise provided herein or in any amendment hereto creating a series of Preferred Stock or any similar stock, or as otherwise required by Florida law, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of shareholders of the Corporation.

(iii) Except as otherwise provided herein or in any amendment hereto, or as otherwise required by Florida law, holders of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

(d) Restrictions.

(i) Whenever dividends or distributions payable on the Series A Preferred Stock are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding have been paid in full, the Corporation will not:

(1) declare or pay dividends, or make any other distributions, on any shares of Junior Stock;

(2) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the shares of Series A Preferred Stock (such stock, the “Parity Stock”), except dividends paid ratably on the shares of Series A Preferred Stock and all such Parity Stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(3) redeem, purchase or otherwise acquire for consideration shares of any Junior Stock; provided, however, that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such Junior Stock in exchange for shares of any other Junior Stock; or

(4) redeem, purchase or otherwise acquire for consideration any shares of Series A Preferred Stock, or any shares of Parity Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, may determine in good faith will result in fair and equitable treatment among the respective series or classes.

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(ii) The Corporation will not permit any majority-owned subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under clause (d) above, purchase or otherwise acquire such shares at such time and in such manner.

(e) Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever will be retired and canceled promptly after the acquisition thereof. All such shares will upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of another series of Preferred Stock, subject to the conditions and restrictions on issuance set forth herein or in any amendment hereto creating a series of Preferred Stock or any similar stock, or as otherwise required by Florida law.

(f) Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation, no distribution will be made (i) to the holders of shares of Junior Stock unless, prior thereto, the holders of shares of Series A Preferred Stock have received an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment; provided, however, that the holders of shares of Series A Preferred Stock will be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to a minimum per share liquidation payment of $100 but will be entitled to an aggregate per share liquidation payment of 100 times the payment made per share of Common Stock or (ii) to the holders of shares of Parity Stock, except distributions made ratably on the shares of Series A Preferred Stock and all such Parity Stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Corporation at any time (1) declares a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (2) subdivides the outstanding shares of Common Stock, (3) combines the outstanding shares of Common Stock into a smaller number of shares or (4) issues any shares of its capital stock in a reclassification of the outstanding shares of Common Stock (including any such reclassification in connection with a consolidation or merger in which the Corporation is the continuing or surviving corporation), then, in each such case and regardless of whether any shares of Series A Preferred Stock are then issued or outstanding, the aggregate amount to which each holder of shares of Series A Preferred Stock would otherwise be entitled immediately prior to such event will be correspondingly adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such event.

(g) Consolidation, Merger, Etc. In the event that the Corporation enters into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then, in each such case, each outstanding share of Series A Preferred Stock will at the same time be similarly exchanged for or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation at any time (i) declares a dividend on the outstanding shares of Common Stock payable in shares of Common Stock, (ii) subdivides the outstanding shares of Common Stock, (iii) combines the outstanding shares of Common Stock into a smaller number of shares or (iv) issues any shares of its capital stock in a reclassification of the outstanding shares of Common Stock (including any such reclassification in connection with a consolidation or merger in which the Corporation is the continuing or surviving corporation), then, in each such case and regardless of whether any shares of Series A Preferred Stock are then issued or outstanding, the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred Stock will be correspondingly adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such event.

(h) No Redemption. The shares of Series A Preferred Stock are not redeemable.

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(i) Rank. The Series A Preferred ranks, with respect to the payment of dividends and the distribution of assets, junior to all other series of Preferred Stock, including the 5% Preferred Stock, unless the terms of such series shall so provide.

(j) Fractional Shares. Series A Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Preferred Stock.

(k) Amendment. These Articles of Incorporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect such stock adversely without the affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting together as a single class.

ARTICLE VI

REGISTERED OFFICE AND AGENT

The street address of the registered office of the Corporation is 2100 West Cypress Creek Road, Fort Lauderdale, Florida 33309, and the name of the registered agent of the Corporation at that address is Alan B. Levan.

ARTICLE VII

BOARD OF DIRECTORS

The number of directors may be either increased or diminished from time to time by the By-Laws, but shall never be less than one director.

ARTICLE VIII

CLASSES OF DIRECTORS

The By-Laws of the Corporation may provide that the Board of Directors be divided into two or more classes whose terms of office shall respectively expire at different times, provided that no such term shall continue longer than three years and provided that at least one-fourth in number of the directors shall be elected annually.

ARTICLE IX

AMENDMENTS TO

ARTICLES OF INCORPORATION

AND BY-LAWS

The Corporation reserves the right to amend or repeal any provisions contained in these Articles of Incorporation or any amendments hereto; provided, however, that any proposed amendment shall be approved by vote of the holders of two-thirds of the Corporation’s stock entitled to vote. However, in the event any amendment to these Articles of Incorporation is recommended to the shareholders by at least two-thirds of the members of the Board of Directors, then the affirmative vote of two-thirds of the shareholders of the Corporation shall not be required to adopt that amendment and only the vote of a simple majority of the Corporation’s stock entitled to vote will be required.

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The power to adopt, alter, amend or repeal the Corporation’s By-Laws shall be vested in the Board of Directors and the shareholders of this Corporation.

The affirmative vote of the holders of two-thirds of the Corporation’s stock entitled to vote shall be required to approve a merger, consolidation or other acquisition and/or to approve a sale, lease or transfer of all or substantially all of the assets of the Corporation. However, in the event any of these actions is recommended to the shareholders by at least two-thirds of the members of the Board of Directors, then the affirmative vote of two-thirds of the shareholders of the Corporation shall not be required to adopt such action and only the vote of a simple majority of the Corporation’s stock entitled to vote will be required.

ARTICLE X

POWERS

The Corporation shall have all of the corporate powers enumerated in the Florida Business Corporation Act.

ARTICLE XI

DIVIDENDS

Subject to the relevant provisions of Article V, dividends payable in shares of any class may be paid to the holders of shares of any other class.

ARTICLE XII

INDEMNIFICATION

The Corporation shall indemnify any and all of its directors, officers, employees or agents or former directors, officers, employees or agents or any person or persons who may have served at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise in which it owns shares of capital stock or of which it is a creditor, to the full extent permitted by law. Said indemnification shall include, but not be limited to, the expenses, including the cost of judgments, fines, settlements and counsels’ fees, actually and necessarily paid or incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, and any appeals thereof, to which any such person or his legal representative may be made a party or may be threatened to be made a party by reason of his being or having been a director, officer, employee or agent as herein provided. The foregoing right of indemnification shall not be exclusive of any other rights to which any director, officer, employee or agent may be entitled as a matter of law or which he may be lawfully granted.

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Annex E

FORM OF BY-LAWS

OF

BFC FINANCIAL CORPORATION

(as amended on December 3, 2007, February 11, 2008, September 21, 2009 and             , 2012)

ARTICLE I

MEETINGS OF SHAREHOLDERS

Section 1. Annual Meeting. The annual meeting of the shareholders of this Corporation shall be held at the time and place designated by the Board of Directors of the Corporation. The annual meeting of the shareholders for any year shall be held no later than thirteen months after the last preceding annual meeting of shareholders. Business transacted at the annual meeting shall include the election of directors of the Corporation.

Section 2. Special Meetings. Special meetings of the shareholders shall be held when directed by the President or the Board of Directors or when requested in writing by the holders of not less than ten percent of all the shares entitled to vote at the meeting. A special meeting requested by shareholders shall be called for a date not less than ten nor more than sixty days after the request is made, unless (in the case of the sixty day maximum) the shareholders requesting the meeting designate a later date and unless (in the case of the ten day minimum) the number of shareholders constituting a quorum shall waive the ten day minimum notice period. The call for the meeting shall be issued by the Secretary, unless the President, Board of Directors or shareholders requesting the meeting shall designate another person to do so.

Section 3. Notice. Written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called shall be delivered not less than ten nor more than sixty days before the meeting, unless the number of shareholders constituting a quorum shall waive the ten day minimum notice period. The notice shall be delivered personally or by first class mail by or at the direction of the President, the Secretary or the officer or persons calling the meeting to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid.

Section 4. Place. Meetings of shareholders may be held within or without the State of Florida.

Section 5. Closing of Transfer Books and Fixing Record Date. The Board of Directors may fix in advance a date as the record date for the determination of shareholders for any purpose. Such date in any case to be not more than sixty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action requiring such determination of shareholders is to be taken.

Section 6. Voting Record. The Secretary shall make, at least ten days before each meeting of shareholders, a complete list of shareholders entitled to vote at such meeting or any adjournment thereof, with the address of and the number and class and series, if any, of shares held by each. The list shall be kept on file at the principal place of business of the Corporation for a period of ten days prior to such meeting. Any shareholder shall be entitled to inspect the list during usual business hours and said list shall be available at the time and place of the meeting and shall be subject to inspection by any shareholder at any time during the meeting. This Section 6 shall not be applicable, however, if, as of the record date established pursuant to Section 5 of Article I hereof, the Corporation has less than six shareholders.

Section 7. Shareholder Quorum and Voting.

a. A majority of the shares entitled to vote represented in person or by proxy shall constitute a quorum at a meeting of shareholders. When a specified item of business is required to be voted on by

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a class or series of stock, a majority of the shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series. If a quorum is present, the affirmative vote of a majority of the shares (or, when applicable, a class or series of stock) represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless otherwise provided by the Florida General Corporation Act, as amended from time to time.

b. After a quorum has been established at a shareholders’ meeting, the subsequent withdrawal of shareholders so as to reduce the number of shareholders entitled to vote at the meeting below the number required for a quorum shall not affect the validity of any action taken at the meeting or any adjournment thereof.

Section 8. Voting of Shares.

a. Each outstanding share of Common and/or Preferred stock shall have only such voting rights as are specified by the Board of Directors in connection with the designation of each series of Common Shares and/or Preferred Shares which is authorized and issued pursuant to Article III of the Articles of Incorporation. If the voting rights so designated with respect to each series provide for more or less than one vote for any such share in the series, every reference herein to a majority or other proportion of shares shall refer to such a majority or other proportion of votes entitled to be cast.

b. Treasury shares, shares of stock of this Corporation owned by another corporation the majority of voting stock of which is owned or controlled by this Corporation, and shares of stock of this Corporation held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

c. A shareholder may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact.

d. At each election for directors, every shareholder entitled to vote at such election shall have the right to vote in person or by proxy the number of shares owned by him for as many persons as there are directors to be elected at that time and for whose election he has a right to vote or, if cumulative voting is authorized by the Board of Directors in connection with the designation of any series of Common Shares and/or Preferred Shares which is authorized and issued pursuant to Article III of the Articles of Incorporation, to accumulate his votes by giving one candidate as many votes as the number of directors to be elected at that time multiplied by the number of his votes shall produce or by distributing such votes on the same principle among any number of such candidates.

e. Shares standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent or proxy designated by the By-laws of the corporate shareholder or, in the absence of any applicable by-law, by such person as the board of directors of the corporate shareholder may designate. Proof of such designation may be made by presentation of a certified copy of the By-laws or other instrument of the corporate shareholder. In the absence of any such designation or in case of conflicting designation by the corporate shareholder, the chairman of the board, president, any vice president, secretary and treasurer of the corporate shareholder shall be presumed to possess, in that order, authority to vote such shares.

Section 9. Proxies.

a. Every shareholder entitled to vote at a meeting of shareholders or to express consent or dissent without a meeting or a shareholder’s duly authorized attorney-in-fact may authorize another person or persons to act for him by proxy.

b. Every proxy must be signed by the shareholder or his attorney-in-fact. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except as otherwise required by applicable law.

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Section 10. Action by Shareholders Without a Meeting.

a. Any action required by law, these By-Laws or the Articles of Incorporation of this Corporation to be taken at any annual or special meeting of shareholders of the Corporation or any action which may be taken at any annual or special meeting of such shareholders may be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. If any class or series of shares is entitled to vote thereon as a class or series, such written consent shall be required of the holders of a majority of the shares of each class or series of shares entitled to vote as a class or series thereon and of the total shares entitled to vote thereon.

b. Within ten days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing. The notice shall fairly summarize the material features of the authorized action and, if the action be a merger, consolidation or sale or exchange of assets for which dissenters rights are provided under applicable law, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with further provisions of applicable law regarding the rights of dissenting shareholders.

Section 11. New Business.

a. To be properly brought before any annual meeting of the shareholders, business must be (i) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (ii) otherwise properly brought before the meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (iii) otherwise properly brought before the meeting by any shareholder of the Corporation (A) who is a shareholder of record on the date of the giving of the notice provided for in this Section 11 and on the record date for the determination of shareholders entitled to vote at such meeting and (B) who complies with the notice procedures set forth in this Section 11. In addition to any other applicable requirements, including but not limited to the requirements of Rule 14a-8 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, for business to be properly brought before any annual meeting of the shareholders by a shareholder pursuant to clause (iii) of this Section 11(a), such shareholder must have given timely notice thereof in proper written form to the Secretary.

b. To be timely, a shareholder’s notice to the Secretary pursuant to clause (iii) of Section 11(a) must be delivered to or mailed and received at the principal office of the Corporation, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of the shareholders; provided, however, that in the event that the annual meeting of the shareholders is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be so received no later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting of the shareholders is mailed or such public disclosure of the date of the annual meeting of the shareholders is made, whichever first occurs.

c. To be in proper written form, a shareholder’s notice to the Secretary pursuant to clause (iii) of Section 11(a) must set forth as to each matter such shareholder proposes to bring before the annual meeting of the shareholders (i) a brief description of the business desired to be brought before the annual meeting of the shareholders and the reasons for conducting such business at the annual meeting of the shareholders, (ii) the name and record address of such shareholder, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of

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record by such shareholder, together with evidence reasonably satisfactory to the Secretary of such beneficial ownership, (iv) a description of all arrangements or understandings between such shareholder and any other person or persons (including their name or names) in connection with the proposal of such business by such shareholder and any material interest of such shareholder in such business, (v) a representation that such shareholder intends to appear in person or by proxy at the annual meeting of the shareholders to bring such business before the annual meeting of the shareholders and (vi) any material interest of the shareholder proposing to bring such business before such annual meeting of the shareholders (or any other shareholders known to be supporting such proposal) in such proposal.

d. Notwithstanding anything in these By-laws to the contrary, no business shall be conducted at the annual meeting of the shareholders except business brought before such meeting in accordance with the procedures set forth in this Section 11; provided, however, that, once business has been properly brought before such annual meeting of the shareholders in accordance with such procedures, nothing in this Section 11 shall be deemed to preclude discussion by any shareholder of any such business. If the Chairman of such meeting determines that business was not properly brought before the annual meeting of the shareholders in accordance with the foregoing procedures, then the Chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

ARTICLE II

DIRECTORS

Section 1. Function. All corporate powers shall be exercised by or under the authority of and the business and affairs of a corporation shall be managed under the direction of the Board of Directors.

Section 2. Qualification. Directors need not be residents of this State or shareholders of this Corporation.

Section 3. Compensation. The Board of Directors shall have authority to fix the compensation of the directors.

Section 4. Duties of Directors.

a. A director shall perform his duties as a director, including his duties as a member of any committee of the Board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the Corporation and with such care as an ordinarily prudent person in a like position would use under similar circumstances.

b. In performing his duties, a director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared by and presented by:

(i) one or more officers or employees of the Corporation whom the director reasonably believes to be reliable and competent in the matters presented;

(ii) counsel, public accountants or other persons as to matters which the director reasonably believes to be within such person’s professional or expert competence; or

(iii) a committee of the Board upon which he does not serve, duly designated in accordance with a provision of the Articles of Incorporation or the By-Laws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

c. A director shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance described above to be unwarranted.

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d. A person who performs his duties in compliance with this section shall have no liability by reason of being or having been a director of the Corporation.

e. The Board of Directors shall elect a Chairman to preside at all meetings of the Board and at all shareholder meetings and to fix the dates of meetings of the Board. In the absence of the President and upon the request of a majority of the Board of Directors, the Chairman may assume the authority of the President, as stated in these By-Laws, and transact any business in which the President would otherwise be permitted to engage.

Section 5. Presumption of Assent. A director of the Corporation who is present at a meeting of its Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

Section 6. Number. This Corporation shall have not less than three (3) nor more than twenty (20) directors as determined by the Board of Directors. The number of directors may be increased or decreased from time to time by amendment to these By-Laws, but no decrease shall have the effect of shortening the terms of any incumbent director.

Section 7. Election and Term. Each director elected to the Board of Directors shall hold office for a term expiring at the Corporation’s next annual meeting of shareholders.

Section 8. Vacancies. Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected or appointed to fill a vacancy caused by the resignation or removal of a director shall hold office for the same term as that to which such director’s predecessor was elected or appointed. In the case of a director elected or appointed to fill a vacancy created by reason of an increase in the number of directors, the director shall serve for a term expiring at the Corporation’s next annual meeting of shareholders.

Section 9. Removal of Directors. At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Section 10. Quorum and Voting. A majority of the number of directors fixed by these By-Laws shall constitute a quorum for the transaction of business. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 11. Director Conflicts of Interest.

a. No contract or other transaction between this Corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of the directors are directors or officers or are financially interested, shall be either void or voidable because of such relationship or interest or because such director or directors are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction or because his or their votes are counted for such purpose, if:

(i) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the votes or consents of such interested directors; or

(ii) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote or written consent; or

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(iii) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the board, a committee or the shareholders.

b. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

Section 12. Executive and Other Committees.

a. The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution, shall have and may exercise all the authority of the Board of Directors, except that no committee shall have the authority to:

(i) approve or recommend to shareholders actions or proposals required by law to be approved by shareholders;

(ii) designate candidates for the office of director, for purposes of proxy solicitation or otherwise;

(iii) fill vacancies in the Board of Directors or any committee thereof;

(iv) amend the By-Laws;

(v) authorize or approve the reacquisition of shares unless pursuant to a general formula or method specified by the Board of Directors; or

(vi) authorize or approve the issuance or sale of or any contract to issue or sell shares or designate the terms of a series of a class of shares, except that the Board of Directors, having acted regarding general authorization for the issuance or sale of shares, the designation thereof may, pursuant to a general formula or method specified by the Board of Directors, by resolution or by adoption of a stock option or other plan, authorize a committee to fix the terms of any contract for the sale of the shares and to fix the terms upon which such shares may be issued or sold, including without limitation the price, the rate or manner of payment of dividends, provisions for redemption, sinking fund, conversion, voting or preferential rights and provisions for other features of a class of shares or a series of a class of shares, with full power in such committee to adopt any final resolution setting forth all the terms thereof and to authorize the statement of the terms of a series for filing with the Department of State.

b. The Board of Directors, by resolution adopted in accordance with this section, may designate one or more directors as alternate members of any such committee, who may act in the place and stead of any absent member or members at any meeting of such committee.

Section 13. Chairman of the Board. The Board of Directors shall elect a Chairman to preside at all meetings of the Board and at all shareholder meetings and to fix the dates of meetings of the Board. In the absence of the President and upon the request of a majority of the Board of Directors, the Chairman may assume the authority of the President, as stated in these By-Laws, and transact any business in which the President would otherwise be permitted to engage.

Section 14. Place of Meetings. Regular and special meetings of the Board of Directors and Executive and other committees, created pursuant to Section 12 of Article II hereof, may be held within or without the State of Florida.

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Section 15. Time, Notice and Call of Meetings.

a. Written notice of the time and place of regular and special meetings of the Board of Directors shall be given to each director by either personal delivery, telegram, telephone or cablegram at least two days before the meeting or by notice mailed to the director at least five days before the meeting.

b. Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

c. Neither the business to be transacted at nor the purpose of any regular or special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

d. A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

e. Meetings of the Board of Directors may be called by the Chairman of the Board, by the President of the Corporation or by any two directors.

f. Members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone or similar communications equipment y means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 16. Action Without a Meeting. Any action required to be taken at a meeting of the directors of the Corporation or any action which may be taken at a meeting of the directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so to be taken, signed by all the directors or all the members of the committee, as the case may be, is filed in the minutes of the proceedings of the Board or of the committee. Such consent shall have the same effect as a unanimous vote.

Section 17. Resignation of Directors. Any director may resign from the Board of Directors upon written notice being given to the President and Chairman of the Board. The resignation is effective upon receipt of the written notice by the President or the Chairman, except that resignations received after notice has been given of a Board of Director’s meeting shall not be effective until subsequent to that meeting or sooner if approved by the then remaining Board members.

Section 18. Expenses and Salaries of Directors. By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as directors. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 19. Nomination of Directors.

a. Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided in the Articles of Incorporation or as may otherwise be required by applicable law or regulation. Nominations of persons for election to the Board of Directors may be made at any annual meeting of the shareholders, or at any special meeting of the shareholders called for the purpose of electing directors, (i) by or at the direction of the Board of Directors (or any duly authorized committee

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thereof) or (ii) by any shareholder of the Corporation (A) who is a shareholder of record on the date of the giving of the notice provided for in this Section 19 and on the record date for the determination of shareholders entitled to vote at such meeting and (B) who complies with the notice procedures set forth in this Section 19. In addition to any other applicable requirements, for a nomination to be made by a shareholder pursuant to clause (ii) of this Section 19(a), such shareholder must have given timely notice thereof in proper written form to the Secretary.

b. To be timely, a shareholder’s notice to the Secretary pursuant to clause (ii) of Section 19(a) must be delivered to or mailed and received at the principal office of the Corporation (i) in the case of an annual meeting of the shareholders, not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of the shareholders; provided, however, that in the event that the annual meeting of the shareholders is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting of the shareholders is mailed or such public disclosure of the date of the annual meeting of the shareholders is made, whichever first occurs, or (ii) in the case of a special meeting of the shareholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting of the shareholders is mailed or public disclosure of the date of the special meeting of the shareholders is made, whichever first occurs.

c. To be in proper written form, a shareholder’s notice to the Secretary pursuant to clause (ii) of Section 19(a) must set forth (i) as to each person whom the shareholder proposes to nominate for election as a director, (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, and (ii) as to the shareholder giving the notice, (A) the name and record address of such shareholder, (B) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such shareholder, together with evidence reasonably satisfactory to the Secretary of such beneficial ownership, (C) a description of all arrangements or understandings between such shareholder and each proposed nominee and any other person(s) (including their name(s)) pursuant to which the nomination(s) are to be made by such shareholder, (D) a representation that such shareholder intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice and (E) any other information relating to such shareholder that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.
d. No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the procedures set forth in this Section 19. If the Chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, then the Chairman of the meeting shall declare to the meeting that the nomination was defective and such defective nomination shall be disregarded.

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ARTICLE III

OFFICERS

Section 1. Officers. The officers of this Corporation shall consist of a President, Vice President, a Secretary and a Treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors from time to time. Any two or more offices may be held by the same person. The failure to elect any of the aforesaid officers shall not affect the existence of this Corporation.

Section 2. Duties. The officers of this Corporation shall have the following duties:

a. The President shall be the chief executive officer of the Corporation, shall have general and active management of the business and affairs of the Corporation subject to the directions of the Board of Directors and shall preside at all meetings of the stockholders and Board of Directors.

b. The Vice President shall have duties and powers incident to the specific area of employment and shall have such other powers and duties as may be prescribed by the President or Board of Directors. In the event of incapacity of the President, the Vice President may be designated by the Board of Directors to perform such duties of the President as the Board shall prescribe.

c. The Secretary shall have custody of and maintain all of the corporate records, except the financial records, shall record the minutes of all meetings of the stockholders and Board of Directors, shall send all notices of meetings out and shall perform such other duties as may be prescribed by the Board of Directors or the President.

d. The Treasurer shall have custody of all corporate funds and financial records, shall keep full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of stockholders and whenever else required by the Board of Directors or the President and shall perform such other duties as may be prescribed by the Board of Directors or the President.

Section 3. Delegation of Duties. In the case of the absence of an officer of the Corporation or for any other reason that the Board may deem sufficient, the Board may delegate for the time being the powers and duties of such officers to any other officer or officers or to any director or directors or to any other individual or individuals.

Section 4. Removal of Officers.

a. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board whenever in its judgment the best interests of the Corporation will be served thereby.

b. Any officer or agent elected by the shareholders may be removed only by vote of the directors to remove such officer or agent.

c. Any vacancy, however occurring, in any office may be filled by the Board of Directors.

d. Removal, as provided in this section, shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not, in and of itself, create contract rights.

Section 5. Salary of Officers. The salaries of the officers shall be fixed from time to time by the Board of Directors or the executive committee. No officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

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ARTICLE IV

STOCK CERTIFICATES

Section 1. Issuance. Shares of capital stock of the Corporation may, but need not, be represented by certificates. No certificate shall be issued for any share until such share is fully paid.

Section 2. Form.

a. Certificates representing shares in this Corporation shall be signed by the President or Vice President and Secretary or an Assistant Secretary and may be sealed with the seal of this Corporation or a facsimile thereof. The signatures of the President or Vice President and Secretary or Assistant Secretary may be facsimiles if the certificate is manually signed on behalf of a transfer agent or a registrar, other than the Corporation itself or an employee of the Corporation. In case any officer who signed or whose facsimile signature has been placed upon such certificate shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issuance.

b. Every certificate representing shares issued by this Corporation shall set forth or fairly summarize upon the face or back of the certificate or shall state that the Corporation will furnish to any shareholder, upon request and without charge, a full statement of the designations, preferences, limitations and relative rights of the shares of each class or series authorized to be issued and the variations in the relative rights and preferences between the shares of each series so far as the same have been fixed and determined and the authority of the Board of Directors to fix and determine the relative rights and preferences of subsequent series.

c. Every certificate representing shares which are restricted as to the sale, disposition or other transfer of such shares shall state that such shares are restricted as to transfer and shall set forth or fairly summarize upon the certificate or shall state that the Corporation will furnish to any shareholder, upon request and without charge, a full statement of such restrictions.

d. Each certificate representing shares shall state upon the face thereof: the name of the Corporation; that the Corporation is organized under the laws of this State; the name of the person or persons to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; and the par value of each share represented by such certificate or a statement that the shares are without par value.

Section 3. Lost, Stolen or Destroyed Certificates. The Corporation may, but need not, issue a new stock certificate in the place of any certificate previously issued if the holder of record of the certificate

a. Makes proof in affidavit form that it has been lost, destroyed or wrongfully taken;

b. Requests the issue of a new certificate before the Corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of any adverse claim;

c. Gives bond in such form as the Corporation may direct to indemnify the Corporation, the transfer agent and registrar against any claim that may be made on account of the alleged loss, destruction or theft of a certificate; and

d. Satisfies any other reasonable requirements imposed by the Corporation.

In the event the holder of record of the lost, stolen or destroyed certificate complies with subsections (a) – (d) of this section and the Corporation does not issue a new certificate in the place of such lost, stolen or destroyed certificate because the Board of Directors has authorized the class or series of capital stock of the Corporation to which the shares represented by the lost, stolen or destroyed certificate belong be uncertificated, then the Corporation shall send the person otherwise entitled thereto the written statement required by Section 4 of this Article IV.

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Section 4. Shares of Stock Without Certificates. The Board of Directors may authorize the issuance of some or all of the shares of any or all of the classes or series of capital stock of the Corporation without certificates. The authorization shall not affect shares of stock already represented by certificates until and unless said certificates are surrendered to the Corporation or its transfer agent. Within a reasonable time after the issuance or transfer of shares without certificates, the Corporation shall send the holder thereof a written statement of the information required on certificates of stock by applicable law or these Bylaws.

ARTICLE V

BOOKS AND RECORDS

Section 1. Books and Records.

a. The Corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors and committees of directors.

b. This Corporation shall keep at its registered office or principal place of business or at the office of its transfer agent or registrar a record of its shareholders, giving the names and addresses of all shareholders and the number, class and series, if any, of the shares held by each.

c. Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

Section 2. Shareholders’ Inspection Rights. Any person who shall have been a holder of record of shares or of voting certificates there for at least six months immediately preceding his demand or shall be the holder of record of or the holder of record of voting trust certificates for at least five percent of the outstanding shares of any class or series of the Corporation, upon written demand stating the purpose thereof, shall have the right to examine, in person or by agent or attorney, at any reasonable time or times, for any proper purpose, its relevant books and records of accounts, minutes and records of shareholders and to make extracts therefrom.

Section 3. Financial Information.

a. Unless modified by a resolution of the stockholders not later than four months after the close of each fiscal year, this Corporation shall prepare a balance sheet showing in reasonable detail the financial condition of the Corporation as of the close of its fiscal year and a profit and loss statement showing the results of the operations of the Corporation during its fiscal year.

b. Upon the written request of any shareholder or holder of voting trust certificates for shares of the Corporation, the Corporation shall mail to such shareholder or holder of voting trust certificates a copy of the most recent such balance sheet and profit and loss statement.

c. The balance sheet and profit and loss statements shall be filed in the registered office of the Corporation in this State, shall be kept for at least five years and shall be subject to inspection during business hours by any shareholder or holder of voting trust certificates, in person or by agent.

ARTICLE VI

DIVIDENDS

The Board of Directors of this Corporation may, from time to time, declare and the Corporation may pay dividends on its shares in cash, property or its own shares, except when the Corporation is insolvent or when the payment thereof would render the Corporation insolvent or when the declaration or payment thereof would be contrary to any restrictions contained in the Articles of Incorporation, subject to the following provisions:

a. Dividends in cash or property may be declared and paid, except as otherwise provided in this section, only out of the unreserved and unrestricted earned surplus of the Corporation or out of

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capital surplus, howsoever arising, but each dividend paid out of capital surplus shall be identified as a distribution of capital surplus and the amount per share paid from such surplus shall be disclosed to the shareholders receiving the same concurrently with the distribution.

b. Dividends may be declared and paid in the Corporation’s own treasury shares.

c. Dividends may be declared and paid in the Corporation’s own authorized but unissued shares out of any unreserved and unrestricted surplus of the Corporation upon the following conditions:

(i) If a dividend is payable in shares having a par value, such shares shall be issued at not less than the par value thereof and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend.

(ii) If a dividend is payable in shares without par value, such shares shall be issued at such stated value as shall be fixed by the Board of Directors by resolution adopted at the time such dividend is declared and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed in respect of such shares and the amount per share so transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.

d. No dividend payable in shares of any class shall be paid to the holders of shares of any other class unless the Articles of Incorporation so provide or such payment is authorized by the affirmative vote or the written consent of the holders of at least a majority of the outstanding shares of the class in which the payment is to be made.

e. A split-up or division of the issued shares of any class into a greater number of shares of the same class without increasing the stated capital of the Corporation shall not be construed to be a share dividend within the meaning of this section.

f. Dividends shall be payable only with respect to such series of Common Shares and/or Preferred Shares and subject to such restrictions as the Board of Directors shall so designate pursuant to Article VI of the Articles of Incorporation.

ARTICLE VII

AMENDMENT

The By-laws may be amended by a majority vote of either the Board of Directors or the shareholders eligible to vote; provided, however, that the Board of Directors may not amend or repeal any by-law adopted by shareholders if the shareholders specifically provide that such by-law is not subject to amendment or repeal by the board of directors.

ARTICLE VIII

INDEMNIFICATION

This Corporation shall indemnify any and all of its directors, officers, employees or agents or former directors, officers, employees or agents or any person or persons who may have served at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise in which it owns shares of capital stock or of which it is a creditor to the full extent permitted by law. Said indemnification shall include but not be limited to the expenses, including the cost of any judgments, fines, settlements and counsel fees, actually paid or incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, and any appeals thereof, to which any such person or his legal representative may be made a party or may be threatened to be made a party by reason of his being or having been a director, officer, employee or agent as herein provided. The foregoing right of indemnification shall not be exclusive of any other rights to which any director, officer, employee or agent may be entitled as a matter of law.

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Annex F

MASSACHUSETTS BUSINESS CORPORATIONS ACT

(Massachusetts General Laws, Chapter 156D)

Article 13.

Subdivision A. Right to Dissent and Obtain Payment for Shares

§ 13.01. Definitions.

In this Part the following words shall have the following meanings unless the context requires otherwise:

“Affiliate”, any person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control of or with another person.

“Beneficial shareholder”, the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

“Corporation”, the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in sections 13.22 to 13.31, inclusive, includes the surviving entity in a merger.

“Fair value”, with respect to shares being appraised, the value of the shares immediately before the effective date of the corporate action to which the shareholder demanding appraisal objects, excluding any element of value arising from the expectation or accomplishment of the proposed corporate action unless exclusion would be inequitable.

“Interest”, interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

“Marketable securities”, securities held of record by, or by financial intermediaries or depositories on behalf of, at least 1,000 persons and which were (a) listed on a national securities exchange, (b) designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or (c) listed on a regional securities exchange or traded in an interdealer quotation system or other trading system and had at least 250,000 outstanding shares, exclusive of shares held by officers, directors and affiliates, which have a market value of at least $5,000,000.

“Officer”, the chief executive officer, president, chief operating officer, chief financial officer, and any vice president in charge of a principal business unit or function of the issuer.

“Person”, any individual, corporation, partnership, unincorporated association or other entity.

“Record shareholder”, the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

“Shareholder”, the record shareholder or the beneficial shareholder.

§ 13.02. Right to Appraisal.

(a) A shareholder is entitled to appraisal rights, and obtain payment of the fair value of his shares in the event of, any of the following corporate or other actions:

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(1) consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by section 11.04 or the articles of organization or if the corporation is a subsidiary that is merged with its parent under section 11.05, unless, in either case, (A) all shareholders are to receive only cash for their shares in amounts equal to what they would receive upon a dissolution of the corporation or, in the case of shareholders already holding marketable securities in the merging corporation, only marketable securities of the surviving corporation and/or cash and (B) no director, officer or controlling shareholder has a direct or indirect material financial interest in the merger other than in his capacity as (i) a shareholder of the corporation, (ii) a director, officer, employee or consultant of either the merging or the surviving corporation or of any affiliate of the surviving corporation if his financial interest is pursuant to bona fide arrangements with either corporation or any such affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation in the aggregate;

(2) consummation of a plan of share exchange in which his shares are included unless: (A) both his existing shares and the shares, obligations or other securities to be acquired are marketable securities; and (B) no director, officer or controlling shareholder has a direct or indirect material financial interest in the share exchange other than in his capacity as (i) a shareholder of the corporation whose shares are to be exchanged, (ii) a director, officer, employee or consultant of either the corporation whose shares are to be exchanged or the acquiring corporation or of any affiliate of the acquiring corporation if his financial interest is pursuant to bona fide arrangements with either corporation or any such affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation whose shares are to be exchanged in the aggregate;

(3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation if the sale or exchange is subject to section 12.02, or a sale or exchange of all, or substantially all, of the property of a corporation in dissolution, unless:

(i) his shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for his shares; or

(ii) the sale or exchange is pursuant to court order; or

(iii) in the case of a sale or exchange of all or substantially all the property of the corporation subject to section 12.02, approval of shareholders for the sale or exchange is conditioned upon the dissolution of the corporation and the distribution in cash or, if his shares are marketable securities, in marketable securities and/or cash, of substantially all of its net assets, in excess of a reasonable amount reserved to meet unknown claims under section 14.07, to the shareholders in accordance with their respective interests within one year after the sale or exchange and no director, officer or controlling shareholder has a direct or indirect material financial interest in the sale or exchange other than in his capacity as (i) a shareholder of the corporation, (ii) a director, officer, employee or consultant of either the corporation or the acquiring corporation or of any affiliate of the acquiring corporation if his financial interest is pursuant to bona fide arrangements with either corporation or any such affiliate, or (iii) in any other capacity so long as the shareholder owns not more than five percent of the voting shares of all classes and series of the corporation in the aggregate;

(4) an amendment of the articles of organization that materially and adversely affects rights in respect of a shareholder’s shares because it:

(i) creates, alters or abolishes the stated rights or preferences of the shares with respect to distributions or to dissolution, including making non-cumulative in whole or in part a dividend theretofore stated as cumulative;

(ii) creates, alters or abolishes a stated right in respect of conversion or redemption, including any provision relating to any sinking fund or purchase, of the shares;

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(iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv) excludes or limits the right of the holder of the shares to vote on any matter, or to cumulate votes, except as such right may be limited by voting rights given to new shares then being authorized of an existing or new class; or

(v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under section 6.04;

(5) an amendment of the articles of organization or of the bylaws or the entering into by the corporation of any agreement to which the shareholder is not a party that adds restrictions on the transfer or registration or any outstanding shares held by the shareholder or amends any pre-existing restrictions on the transfer or registration of his shares in a manner which is materially adverse to the ability of the shareholder to transfer his shares;

(6) any corporate action taken pursuant to a shareholder vote to the extent the articles of organization, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to appraisal;

(7) consummation of a conversion of the corporation to nonprofit status pursuant to subdivision B of Part 9; or

(8) consummation of a conversion of the corporation into a form of other entity pursuant to subdivision D of Part 9.

(b) Except as otherwise provided in subsection (a) of section 13.03, in the event of corporate action specified in clauses (1), (2), (3), (7) or (8) of subsection (a), a shareholder may assert appraisal rights only if he seeks them with respect to all of his shares of whatever class or series.

(c) Except as otherwise provided in subsection (a) of section 13.03, in the event of an amendment to the articles of organization specified in clause (4) of subsection (a) or in the event of an amendment of the articles of organization or the bylaws or an agreement to which the shareholder is not a party specified in clause (5) of subsection (a), a shareholder may assert appraisal rights with respect to those shares adversely affected by the amendment or agreement only if he seeks them as to all of such shares and, in the case of an amendment to the articles of organization or the bylaws, has not voted any of his shares of any class or series in favor of the proposed amendment.

(d) The shareholder’s right to obtain payment of the fair value of his shares shall terminate upon the occurrence of any of the following events:

(i) the proposed action is abandoned or rescinded; or

(ii) a court having jurisdiction permanently enjoins or sets aside the action; or

(iii) the shareholder’s demand for payment is withdrawn with the written consent of the corporation.

(e) A shareholder entitled to appraisal rights under this chapter may not challenge the action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

§ 13.03. Assertion of Rights by Nominees and Beneficial Owners.

(a) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to

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all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(b) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(1) submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in subclause (ii) of clause (2) of subsection (b) of section 13.22; and

(2) does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

Subdivision B. Procedure for Exercise of Appraisal Rights

§ 13.20. Notice of Appraisal Rights.

(a) If proposed corporate action described in subsection (a) of section 13.02 is to be submitted to a vote at a shareholders’ meeting or through the solicitation of written consents, the meeting notice or solicitation of consents shall state that the corporation has concluded that shareholders are, are not or may be entitled to assert appraisal rights under this chapter and refer to the necessity of the shareholder delivering, before the vote is taken, written notice of his intent to demand payment and to the requirement that he not vote his shares in favor of the proposed action. If the corporation concludes that appraisal rights are or may be available, a copy of this chapter shall accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(b) In a merger pursuant to section 11.05, the parent corporation shall notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice shall be sent within 10 days after the corporate action became effective and include the materials described in section 13.22.

§ 13.21. Notice of Intent to Demand Payment.

(a) If proposed corporate action requiring appraisal rights under section 13.02 is submitted to vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(1) shall deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

(2) shall not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment under this chapter.

§ 13.22. Appraisal Notice and Form.

(a) If proposed corporate action requiring appraisal rights under subsection (a) of section 13.02 becomes effective, the corporation shall deliver a written appraisal notice and form required by clause (1) of subsection (b)

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to all shareholders who satisfied the requirements of section 13.21 or, if the action was taken by written consent, did not consent. In the case of a merger under section 11.05, the parent shall deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(b) The appraisal notice shall be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(1) supply a form that specifies the date of the first announcement to shareholders of the principal terms of the proposed corporate action and requires the shareholder asserting appraisal rights to certify (A) whether or not beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date and (B) that the shareholder did not vote for the transaction;

(2) state:

(i) where the form shall be sent and where certificates for certificated shares shall be deposited and the date by which those certificates shall be deposited, which date may not be earlier than the date for receiving the required form under subclause (ii);

(ii) a date by which the corporation shall receive the form which date may not be fewer than 40 nor more than 60 days after the date the subsection (a) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

(iii) the corporation’s estimate of the fair value of the shares;

(iv) that, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in clause (ii) the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(v) the date by which the notice to withdraw under section 13.23 shall be received, which date shall be within 20 days after the date specified in subclause (ii) of this subsection; and

(3) be accompanied by a copy of this chapter.

§ 13.23. Perfection of Rights; Right to Withdraw.

(a) A shareholder who receives notice pursuant to section 13.22 and who wishes to exercise appraisal rights shall certify on the form sent by the corporation whether the beneficial owner of the shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to clause (1) of subsection (b) of section 13.22. If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under section 13.25. In addition, a shareholder who wishes to exercise appraisal rights shall execute and return the form and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to subclause (ii) of clause (2) of subsection (b) of section 13.22. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to said subsection (b).

(b) A shareholder who has complied with subsection (a) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to subclause (v) of clause (2) of subsection (b) of section 13.22. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

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(c) A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in subsection (b) of section 13.22, shall not be entitled to payment under this chapter.

§ 13.24. Payment.

(a) Except as provided in section 13.25, within 30 days after the form required by subclause (ii) of clause (2) of subsection (b) of section 13.22 is due, the corporation shall pay in cash to those shareholders who complied with subsection (a) of section 13.23 the amount the corporation estimates to be the fair value of their shares, plus interest.

(b) The payment to each shareholder pursuant to subsection (a) shall be accompanied by:

(1) financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) a statement of the corporation’s estimate of the fair value of the shares, which estimate shall equal or exceed the corporation’s estimate given pursuant to subclause (iii) of clause (2) of subsection (b) of section 13.22; and

(3) a statement that shareholders described in subsection (a) have the right to demand further payment under section 13.26 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted the payment in full satisfaction of the corporation’s obligations under this chapter.

§ 13.25. After-Acquired Shares.

(a) A corporation may elect to withhold payment required by section 13.24 from any shareholder who did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to clause (1) of subsection (b) of section 13.22.

(b) If the corporation elected to withhold payment under subsection (a) it must, within 30 days after the form required by subclause (ii) of clause (2) of subsection (b) of section 13.22 is due, notify all shareholders who are described in subsection (a):

(1) of the information required by clause (1) of subsection (b) of section 13.24;

(2) of the corporation’s estimate of fair value pursuant to clause (2) of subsection (b) of said section 13.24;

(3) that they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under section 13.26;

(4) that those shareholders who wish to accept the offer shall so notify the corporation of their acceptance of the corporation’s offer within 30 days after receiving the offer; and

(5) that those shareholders who do not satisfy the requirements for demanding appraisal under section 13.26 shall be deemed to have accepted the corporation’s offer.

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(c) Within 10 days after receiving the shareholder’s acceptance pursuant to subsection (b), the corporation shall pay in cash the amount it offered under clause (2) of subsection (b) to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

(d) Within 40 days after sending the notice described in subsection (b), the corporation must pay in cash the amount if offered to pay under clause (2) of subsection (b) to each shareholder deserved in clause (5) of subsection (b).

§ 13.26. Procedure if Shareholder Dissatisfied With Payment or Offer.

(a) A shareholder paid pursuant to section 13.24 who is dissatisfied with the amount of the payment shall notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest, less any payment under section 13.24. A shareholder offered payment under section 13.25 who is dissatisfied with that offer shall reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

(b) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (a) within 30 days after receiving the corporation’s payment or offer of payment under section 13.24 or section 13.25, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

Subdivision C. Judicial Appraisal of Shares

§ 13.30. Court Action.

(a) If a shareholder makes demand for payment under section 13.26 which remains unsettled, the corporation shall commence an equitable proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to section 13.26 plus interest.

(b) The corporation shall commence the proceeding in the appropriate court of the county where the corporation’s principal office, or, if none, its registered office, in the commonwealth is located. If the corporation is a foreign corporation without a registered office in the commonwealth, it shall commence the proceeding in the county in the commonwealth where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.

(c) The corporation shall make all shareholders, whether or not residents of the commonwealth, whose demands remain unsettled parties to the proceeding as an action against their shares, and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law or otherwise as ordered by the court.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint 1 or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the

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corporation to the shareholder for such shares or (ii) for the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under section 13.25.

§ 13.31. Court Costs and Counsel Fees.

(a) The court in an appraisal proceeding commenced under section 13.30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess cost against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(b) The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of sections 13.20, 13.22, 13.24 or 13.25; or

(2) against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(d) To the extent the corporation fails to make a required payment pursuant to sections 13.24, 13.25, or 13.26, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Section 607.0850 of the Florida Business Corporation Act and the Amended and Restated Articles of Incorporation and Bylaws of BFC provide for indemnification of each of BFC’s directors and officers against claims, liabilities, amounts paid in settlement and expenses if such director or officer is or was a party to any proceeding by reason of the fact that such person is or was a director or officer of BFC or is or was serving as a director or officer of another corporation, partnership, joint venture, trust or other enterprise at the request of BFC, which may include liabilities under the Securities Act. In addition, BFC carries insurance permitted by the laws of the State of Florida on behalf of directors, officers, employees or agents which covers alleged or actual error or omission, misstatement, misleading misstatement, neglect or breach of fiduciary duty while acting solely as a director or officer of BFC, which acts may also include liabilities under the Securities Act.

Item 21. Exhibits and Financial Statement Schedules.

Exhibit Number	Exhibit Description
2.1*	Agreement and Plan of Merger, dated as of November 11, 2011, by and among BFC Financial Corporation, BXG Florida, LLC and Bluegreen Corporation (included as Annex A to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)

3.1.1	Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective October 8, 1997 (incorporated by reference to Exhibit 3.1 to BFC Financial Corporation’s Registration Statement on Form 8-A, filed with the SEC on October 16, 1997)

3.1.2	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective June 18, 2002 (incorporated by reference to Exhibit 4 to BFC Financial Corporation’s Current Report on Form 8-K, filed with the SEC on June 27, 2002)

3.1.3	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective April 15, 2003 (incorporated by reference to Appendix B to BFC Financial Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 18, 2003)

3.1.4	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective February 7, 2005 (incorporated by reference to Appendix A to BFC Financial Corporation’s Definitive Information Statement on Schedule 14C, filed with the SEC on January 18, 2005)

3.1.5	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective June 22, 2004, as amended on December 17, 2008 (incorporated by reference to Exhibit 3.1 to BFC Financial Corporation’s Current Report on Form 8-K, filed with the SEC on December 18, 2008)

3.1.6	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective May 19, 2009 (incorporated by reference to Appendix A to BFC Financial Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2009)

3.1.7	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective September 21, 2009 (incorporated by reference to Annex D to the joint proxy statement/prospectus that forms a part of Amendment No. 1 to BFC Financial Corporation’s Registration Statement on Form S-4, filed with the SEC on August 14, 2009)

3.1.8	Amendment to the Amended and Restated Articles of Incorporation of BFC Financial Corporation, effective September 21, 2009 (incorporated by reference to Exhibit 3.8 of BFC Financial Corporation’s Current Report on Form 8-K, filed with the SEC on September 25, 2009)

Exhibit Number	Exhibit Description
3.1.9	Form of Second Amended and Restated Articles of Incorporation of BFC Financial Corporation to become effective as of the effective time of the merger described in this Registration Statement on Form S-4 (included as Annex D to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)

3.2.1	Bylaws of BFC Financial Corporation, as amended, effective September 21, 2009 (incorporated by reference to Annex E of the joint proxy statement/prospectus that forms a part of Amendment No. 1 to BFC Financial Corporation’s Registration Statement on Form S-4, filed with the SEC on August 14, 2009)

3.2.2	Form of Bylaws of BFC Financial Corporation, as proposed to be amended as of the effective time of the merger described in this Registration Statement (included as Annex E to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)

4.1	Specimen BFC Financial Corporation Class A Common Stock Certificate

4.2	Specimen BFC Financial Corporation Class B Common Stock Certificate

4.3	Rights Agreement, dated as of September 21, 2009, by and between BFC Financial Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 to BFC Financial Corporation’s Current Report on Form 8-K, filed with the SEC on September 25, 2009)

5.1	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. regarding the legality of the securities being issued

8.1	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. relating to tax matters (included in Exhibit 5.1)

10.1**	BFC Financial Corporation 2005 Stock Incentive Plan, as amended on May 19, 2009 (incorporated by reference to Appendix B to BFC Financial Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 29, 2009)

10.2**	BFC Financial Corporation Stock Option Plan (incorporated by reference to Appendix A to BFC Financial Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on July 31, 1996)

10.3	Settlement Agreement dated April 25, 2011 by and among AmT CADC Venture, LLC, f/k/a AmTrust CADC Venture LLC, successor-in-interest to Federal Deposit Insurance Corporation as Receiver for AmTrust Bank, Woodbridge Holdings, LLC, successor by merger to Woodbridge Holdings Corporation (f/k/a Levitt Corporation), and Carolina Oak Homes, LLC, successor to Levitt and Sons of Jasper County, LLC (incorporated by reference to Exhibit 10.1 of BFC Financial Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed with the SEC on August 15, 2011)

10.4	Agreement by and between Core Communities, LLC, a Florida limited liability company, Horizons Acquisition 5, LLC, a Florida limited liability company, Core Communities of South Carolina, LLC, a South Carolina limited liability company and PSL Acquisitions, LLC, an Iowa limited liability company doing business in the State of Florida as PSL Acquisitions I, LLC (incorporated by reference to Exhibit 10.3 to BFC Financial Corporation’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on April 8, 2011)

10.5**	Bluegreen Corporation 1998 Non-Employee Director Stock Option Plan (incorporated by reference to Exhibit 10.131 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended March 29, 1998, filed with the SEC on June 26, 1998)

Exhibit Number	Exhibit Description
10.6**	Bluegreen Corporation 1995 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.79 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended March 29, 1998, filed with the SEC on June 26, 1998)

10.7**	Bluegreen Corporation 2005 Stock Incentive Plan (incorporated by reference to Exhibit 10.210 to Bluegreen Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed with the SEC on August 9, 2005)

10.8**	Bluegreen Corporation 2008 Stock Incentive Plan, as amended (incorporated by reference to Appendix B to Bluegreen Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on October 16, 2009)

10.9**	Bluegreen Corporation Retirement Savings Plan (incorporated by reference to Exhibit 10.81 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended March 31, 2002, filed with the SEC on July 1, 2002)

10.10**	Mandatory Distribution Amendment to Bluegreen Corporation Retirement Savings Plan (incorporated by reference to Exhibit 10.82 to Bluegreen Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 10, 2006)

10.11**	Amendment to Bluegreen Corporation Retirement Savings Plan (incorporated by reference to Exhibit 10.90 to Bluegreen Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed with the SEC on August 7, 2008)

10.12**	Clerk’s Certificate, dated April 28, 2008, approving the Match Increase for Bluegreen Corporation Retirement Savings Plan (incorporated by reference to Exhibit 10.91 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on March 16, 2009)

10.13**	Employment Agreement, dated December 31, 2006, by and between George F. Donovan and Bluegreen Corporation (incorporated by reference to Exhibit 10.135 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 16, 2007)

10.14**	Employment Letter Agreement, dated April 25, 2007, by and between David L. Pontius and Bluegreen Corporation (incorporated by reference to Exhibit 10.150 to Bluegreen Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, filed with the SEC on May 10, 2007)

10.15**	Employment Agreement, dated May 22, 2002, by and between Daniel C. Koscher and Bluegreen Corporation (incorporated by reference to Exhibit 10.126 to Bluegreen Corporation’s Annual Report on Form 10-K for the year ended March 31, 2002, filed with the SEC on July 1, 2002)

10.16**	Bluegreen Corporation 2006 Performance-Based Annual Incentive Plan, as amended (incorporated by reference to Appendix A to Bluegreen Corporation’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on June 27, 2011)

10.17**	Bluegreen Corporation 2011 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.100 to Bluegreen Corporation’s Current Report on Form 8-K, filed with the SEC on November 1, 2011)

10.18**	Form of Bluegreen Corporation 2011 Long Term Incentive Plan Award Agreement (incorporated by reference to Exhibit 10.101 to Bluegreen Corporation’s Current Report on Form 8-K, filed with the SEC on November 1, 2011)

10.19**	BankAtlantic Bancorp 2006 Performance-Based Annual Incentive Plan (incorporated by reference to Appendix A to BankAtlantic Bancorp, Inc’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 17, 2006)

Exhibit Number	Exhibit Description
10.20	BankAtlantic Bancorp, Inc. — Order to Cease and Desist (incorporated by reference to Exhibit 10.1 to BankAtlantic Bancorp, Inc.’s Current Report on Form 8-K, filed with the SEC on February 25, 2011)

10.21	BankAtlantic — Order to Cease and Desist (incorporated by reference to Exhibit 10.2 to BankAtlantic Bancorp, Inc.’s Current Report on Form 8-K, filed with the SEC on February 25, 2011)

10.22	Stock Purchase Agreement, dated as of November 1, 2001, between BB&T Corporation and BankAtlantic Bancorp, Inc. (incorporated by reference to Exhibit 10.1 BankAtlantic Bancorp, Inc’s Current Report on Form 8-K, filed with the SEC on November 7, 2011)

21.1***	Subsidiaries of BFC Financial Corporation

23.1****	Consent of PricewaterhouseCoopers LLP

23.2****	Consent of Ernst & Young LLP

23.3	Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5.1)

24.1	Powers of Attorney (included on signature page of the Registration Statement on Form S-4, filed with the SEC on December 22, 2011)

99.1***	Form of BFC Financial Corporation proxy cards

99.2***	Form of Bluegreen Corporation proxy card

99.3*****	Audited financial statements of Bluegreen Corporation for the years ended December 31, 2008, 2009 and 2010, and unaudited financial statements of Bluegreen Corporation for the three and nine months ended September 30, 2011

99.4	Consent of JMP Securities LLC

99.5	Consent of Cassel Salpeter & Co., LLC

99.6	Consent of James R. Allmand, III

99.7	Consent of Norman H. Becker

99.8	Consent of Lawrence A. Cirillo

99.9	Consent of Mark A. Nerenhausen

99.10	Consent of Arnold Sevell

99.11	Consent of Orlando Sharpe

101***#	Interactive data files pursuant to Rule 405 of Regulation S-T of the SEC: (i) BFC Financial Corporation’s Consolidated Statements of Financial Condition as of December 31, 2010 and 2009; (ii) BFC Financial Corporation’s Consolidated Statements of Operations for each of the years in the three year period ended December 31, 2010; (iii) BFC Financial Corporation’s Consolidated Statements of Comprehensive Income (Loss) for each of the years in the three year period ended December 31, 2010; (iv) BFC Financial Corporation’s Consolidated Statements of Changes in Equity for each of the years in the three year period ended December 31, 2010; (v) BFC Financial Corporation’s Consolidated Statements of Cash Flows for each of the years in the three year period ended December 31, 2010; (vi) the notes to such annual Consolidated Financial Statements, tagged as blocks of text; (vii) BFC Financial Corporation’s Unaudited Consolidated Statements of Financial Condition as of September 30, 2011 and December 31, 2010; (viii) BFC Financial Corporation’s Unaudited Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2011 and 2010; (ix) BFC Financial Corporation’s Unaudited Consolidated Statements of Comprehensive Loss for the Three and Nine Months Ended September 30, 2011 and 2010; (x) BFC Financial Corporation’s Unaudited Consolidated Statement of Changes in Equity for the Nine Months Ended September 30, 2011; (xi) BFC Financial Corporation’s Unaudited Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2011 and 2010; and (xii) the notes to such interim Unaudited Consolidated Financial Statements, tagged as blocks of text.

*	The schedules to this agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K of the SEC. The registrant will furnish the omitted schedules to the SEC upon request therefor by the SEC.
**	Indicates compensatory plan or arrangement.
***	Previously filed.
****	The consents of PricewaterhouseCoopers LLP and Ernst & Young LLP relating to the audited financial statements of BFC Financial Corporation and Bluegreen Corporation, respectively, included in the joint proxy statement/prospectus that formed a part of the Registration Statement on Form S-4, filed with the SEC on December 22, 2011, were filed as Exhibits 23.1 and 23.2, respectively, to such Registration Statement. The consents of PricewaterhouseCoopers LLP and Ernst & Young LLP relating to the audited financial statements of BFC Financial Corporation and Bluegreen Corporation, respectively, to be included in the joint proxy statement/prospectus that will form a part of a subsequent Pre-Effective Amendment to such Registration Statement on Form S-4 will be filed as Exhibits 23.1 and 23.2, respectively, to such Pre-Effective Amendment.
*****	These financial statements were included on pages F-217 through F-285 of the joint proxy statement/prospectus that formed a part of the Registration Statement on Form S-4, filed with the SEC on December 22, 2011, and will be included in the joint proxy statement/prospectus that will form a part of a subsequent Pre-Effective Amendment to such Registration Statement on Form S-4.
#	Pursuant to Rule 406T of Regulation S-T of the SEC, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act or Section 18 of the Exchange Act and otherwise are not subject to liability under those sections.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the Calculation of Registration Fee table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)           (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions hereof, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, State of Florida on February 2, 2012.

BFC FINANCIAL CORPORATION

By:	/s/ Alan B. Levan
Alan B. Levan, Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/s/ Alan B. Levan Alan B. Levan	Chairman, Chief Executive Officer and President	February 2, 2012

* John E. Abdo	Vice Chairman	February 2, 2012

* Seth M. Wise	Executive Vice President and Director	February 2, 2012

* Jarett Levan	Executive Vice President and Director	February 2, 2012

/s/ John K. Grelle John K. Grelle	Executive Vice President and Chief Financial Officer	February 2, 2012

/s/ Maria R. Scheker Maria R. Scheker	Chief Accounting Officer	February 2, 2012

* D. Keith Cobb	Director	February 2, 2012

* Darwin Dornbush	Director	February 2, 2012

* Oscar J. Holzmann	Director	February 2, 2012

* Alan Levy	Director	February 2, 2012

* Joel Levy	Director	February 2, 2012

* William Nicholson	Director	February 2, 2012

* Neil A. Sterling	Director	February 2, 2012

*By:	/s/ Alan B. Levan
Alan B. Levan, Attorney-in-fact